UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July, 2007	File No.: 000-13727
PAN AMERICAN SILVER CORP.
(Translation of Registrant’s Name into English)
Suite 1500, 625 Howe Street Vancouver British Columbia, Canada V6C 2T6
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                    .
Submitted herewith:
1.	Form 43–101 Technical Report for the San Vicente Mine Expansion Project
2.	Press Release dated July 20, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
Date: July 24, 2007	“Robert Pirooz”
General Counsel

TECHNICAL REPORT
FOR THE
SAN VICENTE MINE EXPANSION PROJECT
POTOSÍ BOLIVIA
Effective: June 6, 2007
PREPARED BY:
Martin Wafforn, P. Eng
Michael Steinmann, P. Geo
Douglas K. Maxwell, P.E.

1

LIST OF FIGURES

Figure 1-1	Location of the San Vicente mine in Bolivia	65
Figure 1-2	San Vicente Mine Location Map in Potosi	66
Figure 1-3	San Vicente Mine General Site Layout	67
Figure 1-4	San Vicente Mine — Mine Site General Layout	68
Figure 1-4a	San Vicente Mine, Mining Concessions	69
Figure 1-4b	San Vicente Mine, Geology Map	70
Figure 1-5	Longitinal Section of a Typical Shrinkage Stope	71
Figure 1-6	Longitudinal Section Showing the Modified Avoca Longhole Mining Method	72
Figure 1-7	San Vicente Mine Deposit Areas	73
Figure 1-8	Geology Map	74
Figure 1-9	San Vicente Process Plant Flow Diagram	75
Figure 1-10	Process Plant General Arrangement	76
Figure 1-11	Section of 6 de Agosto Vein	77
Figure 1-12	Section of Litoral Vein	78

LIST OF APPENDICES
Appendix A Certificates and Consents
Appendix B Diamond Drill Hole Intercepts
Appendix C Channel Sampling Results
Qualified Persons
➢	Certificate of Qualified Persons and Consent of Authors

Responsibility	Qualified Person	Registration
Mineral Resource Modelling	Michael Steinmann, PAS	P. Geo.
Mineral Reserves	Martin Wafforn, PAS	P.Eng.
Geology	Michael Steinmann, PAS	P.Geo.
Mine Planning	Martin Wafforn, PAS	P.Eng.
Metallurgy	Douglas K. Maxwell, Lyntek	P.E.
Process Plant Design	Douglas K. Maxwell, Lyntek	P.E.
LIST OF TABLES

Table 1 San Vicente Mineral Reserves	8
Table 2 San Vicente Mineral Resources	8
Table 3 References	11
Table 4 Mining Concessions	13
Table 5 Water Sources	15
Table 6 Occurrence of Veins in San Vicente Mine. (Modified from JICA, 1979)	20
Table 7 Mineralogy of San Vicente Veins Recognized Under Microscope	23
Table 8a Summary Data San Vicente Surface Diamond Drill Holes	27
Table 8b Summary Data San Vicente Underground Diamond Drill Holes	30
Table 8c Diamond Drilling Check Assays	33
Table 9 Lyntek Recommended Metal Recoveries	36
Table 10 Anticipated Plant Metal Recoveries	37
Table 11 Specific Gravity by Vein	38
Table 12 Dilution Calculation	39
Table 13 Resource Metal Prices and Factors	39
Table 14 San Vicente Mineral Reserves	40
Table 15 San Vicente Measured and Indicated Mineral Resources	41
Table 16 San Vicente Inferred Mineral Resources	42
Table 17 Mining Method — Cost per tonne	46
Table 18 Mechanized Equipment	46
Table 19 Life of Mine Plan	47
Table 20 San Vicente Closure Cost Estimate	53
Table 21 Capital Cost Estimate Summary	56
Table 22 Life-of-Mine Unit Operating Costs	59
Table 23 Economic Model	61
Table 24 Metal Price Sensitivity	62
Table 25 Metal Grade Sensitivity	62
Table 26 Capital Cost Sensitivity	63
Table 27 Operating Cost Sensitivity	63
Table 28 Copper Grade Samples	63
Table 29 Copper Revenue Sensitivity	64

1.0 TITLE PAGE
This Technical Report has been prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“N.I. 43-101”) and the contents herein are organized and in compliance with Form 43-101F1 Contents of the Technical Report (“Form 43-101 F1”). The first two items are the Title Page and the Table of Contents presented previously in this report. They are mentioned here simply to maintain the specific report outline numbering required in Form 43-101F1.
2.0 TABLE OF CONTENTS
See discussion in Section 1.
3.0 SUMMARY
3.1. Background
This Technical Report has been compiled from studies completed by an international team of professionals and consultants for the San Vicente Mine Expansion Project. Mr. Martin Wafforn, P. Eng. Vice President of Mine Engineering of Pan American Silver Corp. (“PAS”), Dr. Michael Steinmann, P. Geo. Senior Vice President of Exploration and Geology of PAS, and Mr. Douglas K. Maxwell, P.E. of Lyntek Inc. are the co-authors of this report. Each of Mr. Wafforn, Dr. Steinmann and Mr. Maxwell is a Qualified Person as that term is defined in N.I. 43-101.
The goal of the San Vicente Mine Expansion Project described in this Technical Report is to expand the current mine capacity from approximately 250 tonnes per day (“TPD”), to 750 TPD. The San Vicente Mine Expansion Project includes the construction of a new process plant and tailings storage facility at the mine site.
3.2. Property Ownership, Location and Description
PAS has a 94.999% interest in Pan American Silver Bolivia (“PASB”), a Bolivian company that holds a 50% joint venture interest in, and is the operator of the San Vicente property. The remaining interest in the joint venture is held by Corporación Minera de Bolivia (“COMIBOL”), the Bolivian state mining company. Trafigura Beheer B.V. (“Trafigura”), a commercial trading company domiciled in Holland holds a 5% interest in PASB with the remaining 0.001% being held by Pan American Silver Peru S.A.
Pursuant to the joint venture agreement entered into with COMIBOL in 1999, with respect to the development of the San Vicente property, PASB is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow. Once the commercial production phase of the San Vicente Mine Expansion Project begins, the COMIBOL participation fee will be reduced by 75% until PASB recovers its investment in the property. Thereafter the COMIBOL participation fee will revert back to 100% of the participation fee described above.
In May 2007, PAS purchased the 40% interest in PASB that was held by Empresa Minera Unificada S.A. (“EMUSA”), a Bolivian company. EMUSA has retained 80% of a 2.0% net smelter return royalty interest in the property that is payable only, after recovery of the costs to complete the San Vicente Mine Expansion Project from January 1, 2007 up to the point of commercial production; after recovery of the cost of the purchase of EMUSA’s 40% interest in PASB; and is only payable in a calendar quarter where the average price of silver is $9.00 per ounce or greater.
The San Vicente silver-zinc mine is located at latitude 21°-16´south and longitude 66°-19´west in the southern end of Bolivia in the Province of Sud-Chichas, Department of Potosí. The mine is 460 kilometres south of the city of Oruro and 300 kilometres west of Tarija. Access is by dirt road 100 km west of the town of Tupiza and 150 km south of Uyuni. The property is in the Andean High Plateau (Altiplano), at approximately 4,400 metres above sea level, with semi-arid climatic conditions. The land is sterile and rugged.

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The project consists of 13 mining concessions totalling 7,075 hectares that are part of COMIBOL’s contribution to the joint venture. Of the concessions, five, totalling 662 hectares, start with the name “Aguas” which is Spanish for water. However, all of the concessions include the rights for mining, water and surface usage. PASB has continually complied with the joint venture agreement (and various addendums thereto), and as a result the project and the concessions are in good standing. All mining property concessions of the San Vicente property are in the name of COMIBOL, and contractually PASB is responsible for paying the annual mining tenure tax. These payments are currently up to date.
3.3. Geology and Mineralization
The regional sedimentary sequence consists of a basement of a thin sequence of Palaeozoic marine siliciclastic sediments overlying non-continuous cretaceous continental sediments, and a package of thick continental clastics of Tertiary age of the Potoco and San Vicente Formations. Various thin intrusive volcanic flows with an intermediate composition are also included in the Tertiary sequence. The Palaeozoic sediments were folded before the deposition of the Cretaceous sediments. Sedimentation in the tertiary basin was controlled during the Upper Oligocene and Lower Miocene periods by thrust faults to the east and west.
The lithology of the Project area is relatively simple. Included are the fanglomerate facies of the San Vicente formation, which are in contact with Ordovician shales along the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with clastic sub angular fragments of Palaeozoic sediments cross cut by quartz veins. The matrix is red in colour and consists of iron bearing sandstone.
The structural environment of the mine area consists of a series of pre-mineral faults dipping 50-80 degrees and striking west-northwest. They are part of the first and second tension shearing pattern of structures with an environment of tension running east-west caused by a thrust of the San Vicente fault.
Mineralization in the district is known to cover an area of 3 by 4 kilometres to a depth of 300 metres. It consists of vein mineralization in pre-existing faults, dissemination in brecciated conglomerates in the San Vicente fault and mineralization in dacitic dykes.
3.4. Exploration and Development
There has been sporadic mining activity in the San Vicente area since colonial times. Initial exploitation was the mining of oxidized silver from exposed veins. The first written records of mining activity were in 1820, when the area was named the Guernica Mine. Several different owners operated the mine from 1911 through 1950. From 1950 until 1952, the Aramayo Mining Company operated the mine. In 1952, the Bolivian government nationalized the mine and placed it under control of COMIBOL. Following the discovery of new silver and zinc veins in the late sixties, COMIBOL constructed the Vetillas concentrating plant in 1972 with a capacity of 400 tonnes per day. The mine was operated by COMIBOL until 1993, at which time mining was suspended pending the privatization of mining in Bolivia. In 1995, the San Vicente property was offered for a joint-venture contract by COMIBOL. On June 21, 1999, PASB signed a joint-venture agreement (Contrato de Riesgo Compartido) with COMIBOL. In late 2001, PASB and COMIBOL, the Bolivian state mining company that optioned the San Vicente property to PASB, entered into a two-year toll milling agreement with EMUSA, to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill. In late 2005, PASB and COMIBOL entered into an additional 7-month toll milling agreement with EMUSA to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill. This toll milling agreement was renewed for an additional 150,000 tonne program that is currently in progress. The economic analysis assumes that COMIBOL will approve an additional program for mining in 2008 and that the toll milling agreement will be extended.

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The PASB exploration program began in 1999 following the execution of the joint venture agreement with COMIBOL. The work started with mapping and sampling the surface and was followed by the construction of drill access roads and platforms. Contracts were established with Leduc Drilling and Exploration Core Drilling S.R.L., and a total of 21 holes (3,831 m) were drilled from surface using HQ core and a further 8 holes (405 m) from underground using NQ core. These holes targeted the old stoping areas, continuations of the principal veins along strike and at depth, and other veins to the northeast and south of the mine. Since the start of the exploration program, a total of 109 diamond core holes have been drilled, with 2,575 vein intercepts sampled with varying lengths from 0.2 metres to 7.14 metres.
In addition to the diamond drilling, a sampling program was started in the mine. An initial 41 channel samples were taken in four of the principal structures (6 de Agosto, Adela, Litoral and Unión). The results of the surface drilling showed wider intersections than had previously been mined underground and so the channel samples were unable to explore the full width of each vein. After this realization, mining work was undertaken to develop small cross section cross cuts (1.5 m by 2.0 m) at a maximum of 75 metres apart along strike in the four veins on levels 0, -30, -70 and -110 in order to explore the full economic width of each vein. Some 5,807 channel samples were taken by COMIBOL and a further 2,449 channel samples taken by PAS. Some of the PAS channel samples replace the COMIBOL channel samples where the vein width is actually greater than was initially thought by COMIBOL.
Exploration activities continued in 2004 with the concept of drilling 13,919 metres of surface and underground diamond drilling, 2983 metres of underground development and resampling of historical reserve blocks for purposes of resource definition and exploration. Mine development and production to supply the Chilcobija mill continued in 2005, 2006 and 2007 and provided additional channel sample data for the resource database. A requirement of the interim mining programs agreed between PASB and COMIBOL was that sufficient additional development work be undertaken so that the total quantity of ore developed and ready for mining is maintained. This development provided additional channel samples in the principal and other structures.
3.5. Mineral Resource and Reserve Estimates as at December 31, 2006
The proven and probable mineral reserves at the San Vicente mine as at December 31, 2006 are estimated to be as shown in Table 1. This mineral reserve estimate was calculated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc, and was prepared under the supervision of and reviewed by Martin Wafforn, P. Eng. Vice President of Mine Engineering of PAS and Dr. Michael Steinmann, P. Geo. Senior Vice President of Exploration and Geology of PAS. Each of Mr. Wafforn and Dr. Steinmann is a Qualified Person as that term is defined in N.I. 43-101.

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Table 1 San Vicente Mineral Reserves

Reserve		Grams of Silver
Category	Tonnes	per tonne	Zn (%)
Proven	1,988,538	304	3.85
Probable	1,069,647	430	2.66
TOTAL	3,058,185	348	3.43
Notes:

1.	Total grades of silver and zinc before mill recoveries of 85.0% for both metals are applied.

2.	PAS’s share is 94.999% of the total mineral reserves,

3.	San Vicente’s mineral reserves have been estimated at a minimum mineralized width of 0.8 metres and at a cut off value per tonne of $34 for shrinkage stoping and $30 for longhole stoping.

4.	The geological model employed for San Vicente involves geological interpretations on sections and plans derived from core drill hole information and channel sampling,

5.	Mineral reserves have been estimated using the O’Hara dilution formula, which typically adds 20% to 50% dilution at zero grade depending on dip angle and vein width.

6.	Mineral reserves have been estimated using a mining recovery of 90% with a further 5% subtracted for other mining losses.

7.	Mineral reserves were estimated based on the use of longhole stoping in the Litoral Ramal 2 vein and shrinkage stoping in all other veins. The mining and processing rate is assumed to be 750 tonnes per day on completion of the new plant.

8.	Mineral reserves for the principal structures are estimated with a 3 dimensional block model using datamine software. Mineral reserves for minor structures are estimated using polygonal methods on longitudinal sections.

9.	Mineral reserves were estimated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc.

10.	Environmental, permitting, legal, title, taxation, socio economic, political, marketing or other issues are not expected to materially effect the above estimate of mineral reserves.
The measured, indicated and inferred mineral resources at the San Vicente mine as at December 31, 2006 are estimated to be as shown in Table 2. This mineral resource estimate was calculated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc, and was prepared under the supervision of and reviewed by Martin Wafforn, P. Eng. Vice President of Mine Engineering of PAS and Dr. Michael Steinmann, P. Geo. Senior Vice President of Exploration and Geology of PAS. Each of Mr. Wafforn and Dr. Steinmann is a Qualified Person as that term is defined in N.I. 43-101. The mineral resources shown in Table 2 are in addition to the mineral reserves shown in Table 1.
Table 2 San Vicente Mineral Resources

Class Reserve		Grams of Silver
Category	Tonnes	per tonne	Zn (%)
Measured	224,953	74	1.15
Indicated	445,244	294	3.67
Inferred	531,223	243	2.34
Notes:

1.	PAS reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

2.	PAS’s share is 94.999% of the total mineral resources.

3.	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether, they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.

4.	The geological model employed for San Vicente involves geological interpretations on sections and plans derived from core drill hole information and channel sampling,

5.	Mineral resources have been estimated using the O’Hara dilution formula, which typically adds 20% to 50% dilution at zero grade depending on dip angle and vein width.

6.	Mineral resources have been estimated using a mining recovery of 90%.

7.	Mineral resources were estimated based on the use of longhole stoping in the Litoral Ramal 2 vein and shrinkage stoping in all other veins. The mining and processing rate is assumed to be 750 tonnes per day on completion of the new plant.

8.	Mineral resources for the principal structures are estimated with a 3 dimensional block model using datamine software. Mineral resources for minor structures are estimated using polygonal methods on longitudinal sections.

9.	Mineral resources were estimated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc.

10.	Environmental, permitting, legal, title, taxation, socio economic, political, marketing or other issues are not expected to materially effect the above estimate of mineral resources.

11.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

12.	A cut off value per tonne of $17.00 was used for inclusion in the mineral resources.

8

The resource estimate involved statistical and geostatistical interpolation. Composites and 3-dimensional models were constructed utilizing Data Mine®, commercial mine modeling software. Variables interpolations were done for silver and zinc grades and the true thickness of economic mineralization. Ordinary kriging was applied in two phases, first to Pan American silver sampling data only (channels and drill holes) and later to remnant blocks containing data collected by COMIBOL. Variogram models were obtained for each variable and for each vein which were divided in blocks of 40 metres x 20 metres (strike and dip. The blocks have been classified as measured, indicated or inferred based on the relative confidence of the supporting data for each evaluated block.
3.6. Mining Operations
The existing mine was designed and built to extract from steeply dipping narrow veins using conventional shrinkage stoping. Levels have been developed at 30 to 40 metre intervals and include the +70, +35, 0, -30, -70, and -110 levels. For reference, the 0 level is at an elevation of 4,440 metres above sea level. The main accesses to the mine are via the San Jose adit at the 0 level and the San Juan adit on the -30 level. The vertical Pelayo shaft extends from the surface above the 0 level down to the -110 level, which is currently the deepest level in the mine. The inclined Rampa shaft also extends down to the -110 level. Existing track drift dimensions are small at 2.4 by 2.3 metres and therefore mine cars and locomotives are restricted to 40 cubic feet and 6 tonnes respectively.
The San Vicente Mine Expansion Project includes the construction of a new 750 tonnes-per-day flotation process plant at the mine site. The implementation of the project will require an increase in the mine’s production capacity to match the production rate of the new mill. The mine produced 300 tonnes per day from shrinkage stoping in 2003. The mine intends to continue using shrinkage stoping in the narrow vein stopes and increase the conventional mining capacity by improving the Pelayo shaft and the haulage equipment. The remainder of the production will be by longhole mining using mechanized equipment and will require the development of a new decline from surface for equipment access and for ore haulage using mine trucks. The discovery by diamond drilling of the Litoral Ramal Dos vein has provided a wide and high-grade addition to the mine resource base. This vein is amenable to longhole mining which may allow a reduction in mine operating costs and will allow a higher mining recovery of the wider ore zones than could be achieved through shrinkage mining. PASB has determined that these advantages warrant the introduction of longhole mining methods.
3.7. Authors’ Conclusions
The results of the study for the San Vicente Mine Expansion Project indicate that the project is technically feasible and economically viable using PAS ore reserve silver and zinc prices. These prices are considerably lower than the current spot market prices. The economics take into account an increase in the mining taxation rate that has been discussed by the Bolivian government but not yet implemented. The project will provide jobs and economic stimulus to an area that is economically depressed, and can be constructed in and operated in an environmentally sound manner. The project enjoys strong support from the union that represents the current employees at the mine and current indications are that the Bolivian national mining company COMIBOL and joint venture partner in the project will provide support as well. There have been some threats of nationalization of mining projects in Bolivia, however this has not occurred to date and the risk is balanced by the high projected IRR of the project and the relatively small cash outlay that is required when considering the cash benefits that will be received from on-going operations during the construction period.
The results of the metallurgical testwork as well as the previous processing of San Vicente ore at the Vetillas plant and the current processing of San Vicente ore at the Chilcobija plant give the authors a high degree of confidence that the projected metallurgical recoveries of 85% for silver and 85% for zinc will be realized.
The economic analysis calculates an Internal Rate of Return of 22% and capital payback in 2.9 years. The Net Present Value is $23.6 million at a 10% discount rate and is $14.4 million at a 15% discount rate. The undiscounted after tax cash flow is $53.8 million. PAS’s 95% share of the undiscounted after tax cash flow

9

is estimated to be $50.9 million. Capital cost is estimated to total $40.5 million in 2007 and 2008. The San Vicente Mine Expansion Project is not sensitive to capital fluctuations of up to 25% which is the expected accuracy of the engineering estimate. When in full production, the San Vicente mine unit operating costs are expected to total $48.16 per tonne.
The life of mine plan presented in this study is based solely on proven and probable mineral reserves. The life of mine plan extends until 2019. Any conversion of the mineral resources to proven and probable mineral reserves and any new exploration discoveries will add to the mine life.
The environmental license for the San Vicente mine is now in the process of being updated to reflect the proposed expansion of the mine, construction of a new processing plant, new tailings facility and associated infrastructure. PAS is committed to developing the San Vicente Mine Expansion Project by minimizing and mitigating environmental impacts in accordance with Bolivian regulations, industry best management practices and its own Environmental Policy.
3.8. Authors’ Recommendations
It is the recommendation of the co-authors of this Technical Report that the San Vicente Mine Expansion Project be implemented. The agreement with COMIBOL stipulates that this construction must be completed within 18 months of approval by COMIBOL of an engineering report that was presented to them (the permission was received in July 2007).
The co-authors recommend that the San Vicente Mine Expansion Project should proceed according to the designs and schedules contained in this Technical Report. PAS currently has sufficient cash to develop this project and does not need to arrange for project financing. The next key step will be the award of an EPCM contract for the construction of the new process plant and upgraded infrastructure. The co-authors recommend that the mineral reserve and resource statements presented herein be adopted.
4.0 INTRODUCTION
This Technical Report has been prepared in accordance with NI 43-101 and the format and contents of this report are intended to conform to Form 43-101 F1. This Technical Report has been prepared for PAS for the purposes of:
Reporting and summarizing the results of the studies shown in Table 3 into the feasibility of the San Vicente Mine Expansion Project, and presenting the technical basis for the reserve and resource estimate for the San Vicente Mine property.
Mr. Martin Wafforn, P.Eng., PAS’s Vice President of Mine Engineering serves as the Qualified Person with respect to the mineral reserve statements described herein and sections 1, 2, 3, 4, 5, 6, 7, 8, 19, 20, 21, 22, 23, 24 and 25 of this Technical Report and the figures 1-4, 1-4a, 1-5 and 1-6, contained in this Technical Report. Mr. Wafforn last visited the San Vicente mine site from January 21st to January 23rd, 2007.
Dr. Michael Steinmann, P.Geo., PAS’s Senior Vice President of Exploration and Geology serves as the Qualified Person with respect to the mineral resource statements described herein and sections 1, 2, 3, 4, 9, 10, 11, 12, 13, 14, 15, 16, 17, 19, 20, 21, 22, 23 and 24 of this Technical Report and the figures 1-1, 1-2, 1-3, 1-4b, 1-7, 1-8, 1-11 and 1-12 contained in this Technical Report. Dr. Steinmann last visited the San Vicente mine site from January 21st to January 23rd, 2007.
Mr. Maxwell, P.E. of Lyntek Inc. serves as a qualified person with respect to the mineral processing and metallurgical testing, as well as process design, capital cost estimates for the plant and infrastructure, and operating cost estimates for the plant and for sections 18 and 25 and the figures 1-9 and 1-10 of this Technical Report. Mr. Maxwell has not visited the San Vicente mine site. Other members of the Lyntek team visited the San Vicente site from August 12, 2006 to August 18, 2006 and have reviewed site photos and discussed the project with Mr. Maxwell.
Elmer Ildefonso a consulting mining engineer to PAS performed the geostatistical evaluation and resource modelling under the direct supervision of Dr. Steinmann.

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Sources of information and data contained in this Technical Report or used in its preparation are shown in Table 3.
Table 3 References

Report	Section
Assessment of Borrow Sources for concrete Aggregates — Worley, Parson , Komex April 4, 2007[2]	25
San Vicente Mine Site D Tailings Facility Preliminary Design — Worley, Parsons, Komex April 12, 2007[2]	25
Interim Report Geotechnical Engineering Assessment of the Proposed Process Plant — Worley, Parsons, Komex January 22, 2007[2]	25
Evaluation of Water Sources for the San Vicente Mine — Worley, Parsons, Komex October 31, 2006[2]	3, 6, 7, 25
PASB Internal Report Updating COMIBOL on Project power supply — E. Robles January, 2007	25
Shaft and Hoist Review and Recommendations — Dynatec Mining Corporation October 19, 2005[3]	25
Metallurgical Study of the Metallic Minerals at the San Vicente Mine conducted at TECSUP lab, Lima, Peru- A. Vargas October, 2004[4]	18, 25
Metallurgical Study of the Metallic Minerals at the San Vicente Mine conducted at Quiruvilca Mine, Peru- G. Portales September, 2005	18, 25
Determination of Bond Work Index — Universidad Nacional de Ingeniería, September, 2005	18, 25
Numerous correspondences and reports — Estudios Mineros latest in May, 2007[1]	25
Preliminary Design and Evaluation of Alternate Tailings Disposal Sites — Komex October 28, 2005[2]	18, 25
Electrical Project of San Vicente (Upgrading transmission lines and sub-stations) — Alicon SRL August 29, 2005	25
Upgrading existing electrical facilities — Empresa de Servicios Eléctricos	25
Feasibility Study Report San Vicente, Bolivia — Lyntek Inc.October, 2006	18, 25
Basic Engineering Interim Report San Vicente, Bolivia — Lyntek Inc.December, 2006[5]	18, 25
Notes:

1.	PAS retained Estudios Mineros, an Engineering company based in Lima, Peru, to assist with the preparation of the mine plan and schedule. The work performed included a determination of the required capacity of the Pelayo shaft, preliminary geotechnical report, recommendation of dilution quantities to be applied, Litoral ramp design, and development layouts for each of the major levels, and short and long-term mine plans.

2.	PAS retained Worley Parsons Komex (Komex) of Calgary, Alberta, Canada to provide engineering and reports on the design of the tailings storage facility, geotechnical assessment of the proposed plant location as well as on ground water hydrology and the location of the required water supply for the San Vicente Mine Expansion Project.

3.	PAS retained Dynatec USA of Salt Lake City, Utah, USA to inspect the Pelayo shaft and hoisting system. Their scope includes replacing the mine hoist, the small headframe and making necessary repairs in the shaft.

4.	Alfredo Vargas P.E. was retained to supervise the metallurgical testwork and to compile the data.

5.	Lyntek Incorporated of Denver, Colorado, USA has been retained to provide detailed engineering and procurement for the new flotation process plant and selected mine infrastructure. Lyntek prepared a feasibility study report in October 2006 and a basic engineering interim report in December 2006 concentrating on the following specific areas: 1) Design of a new concentrator, 2) Milling, 3) Complete process circuit, flotation circuit, and metallurgy, 4) Electrical requirements, and 5) Plant infrastructure. Their work included providing capital and operating cost estimates for the above areas as well as preparing a project schedule.

6.	Sistemas de Agua of Bolivia were retained for water well drilling.
The co-authors have reviewed the information contained in these documents and included in this Technical Report and determined in their professional judgement that such information is sound and confirm and approve of such information.

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All tonnages stated in this Technical Report are dry metric tonnes (dmt) unless otherwise specified. Ounces pertaining to silver metal content are expressed in troy ounces. All dollar values stated in this report are U.S. dollars.
5.0 RELIANCE ON OTHER EXPERTS
Martin Wafforn, Michael Steinmann and Douglas Maxwell, as co-authors of this Technical Report, have relied upon the references, opinions and statements from the following Non-Qualified Persons contained within the references listed in Section 23 — References. These reports, documents, and statements were found to be generally well organized and presented, and where applicable, the conclusions reached are judged reasonable.
MINCO of Bolivia were retained to provide the environmental assessment as well as to conduct field sampling, data interpretation and permit application.
It is assumed that technically qualified and competent persons prepared these reports and documents. It is the authors’ opinion that the materials referenced above are prepared and presented according to mining and engineering industry standards. The co-authors conclude that the contents are reasonably organized and presented and the conclusions reached are prudent.
6.0 PROPERTY DESCRIPTION AND LOCATION
The San Vicente silver-zinc mine is located at latitude 21°-16´south and longitude 66°-19´west in the southern end of Bolivia in the Province of Sud-Chichas, Department of Potosí. The mine is 460 kilometres south of the city of Oruro and 300 kilometres west of Tarija. Access is by dirt road 100 km west of the town of Tupiza and 150 km south of Uyuni. The property is in the Andean High Plateau (Altiplano), at approximately 4,400 metres above sea level, with semi-arid climatic conditions. The land is sterile and rugged. The following figures show the location of the San Vicente Mine:
▪	Figure 1-1 Location of the San Vicente Mine in Bolivia

▪	Figure 1-2 San Vicente Mine Location Map in Potosi

▪	Figure 1-3 San Vicente Mine General Site Layout

▪	Figure 1-4 San Vicente Mine, Mine Site General Layout (view of the mine area)

▪	Figure 1-4a San Vicente Mine, Mining Concessions

▪	Figure 1-4b San Vicente Mine, Geology Map
Property boundaries are located by co-ordinates and are not marked physically in the field.
The locations of all know mineralized veins and structures containing the mineral reserves and mineral resources are shown in Figure 1-8. The plant site, tailings facility, mine workings and other infrastructure are shown in Figures 1-3 and 1-4.
6.1. Mineral Tenure
The Project consists of 13 concessions, with a combined area of 7,075 hectares as shown in Table 4. Of the concessions, five with an area of 662 hectares start with the name “Aguas” which is Spanish for Waters. All of these concessions were contributed to the joint venture by COMIBOL in exchange for its participation in the project. COMIBOL however retains ownership of the concessions. PASB has the same exclusive right on all of the concessions to explore, develop and exploit as well as the right to marketing of the products. The use of all other mining resources existing on the concessions are included, as well as water rights, surface rights, its easements, uses and customs, without any limitation or restriction. All of the concessions, with the exception of Cinturón I and Cinturón II, were granted under the old mining code that was superseded on March 17th, 1997 by Law No. 1777, the new mining code. The current mining code provides that the previously awarded mining rights for the properties are still valid as long as the

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registration requirements have been met. All San Vicente mining concessions are in good standing, according to article 93 of the Bolivian Mining Code. PASB has complied with the joint venture agreement (and various addendums thereto) and as a result the project and the concessions are in good standing.
Table 4 Mining Concessions

Concession	Hectares

Aguas Confianza	125
Aguas Confianza 2	145
Aguas Jayajmayu	103
Aguas San Francisco	60
Aguas San Vicente 2	229

Sub Total	662

Apolo 2	3,467
Codiciada	229
Complemento	16
La Confianza	10
Sucre	28
Marcela	1,163
Cinturón	225
Cinturón 2	1,275

Sub Total	6,413

Total Mining Concessions	7,075

Since 1997, the granting of concessions in Bolivia has been legislated by the Political Constitution of the State, under Mining Code No. 1777. Code DS 23230-A authorizes COMIBOL to grant concessions and mining centers in Lease and Joint Venture agreements. Supreme Decrees and Laws regulate taxation, environmental regulations, and administrative matters for joint ventures and leases.
Mineral resources, whether surface or underground, are the domain of the State, and may be granted for Lease and Joint Venture agreements for their exploitation as stated by Article 136 of the Political Constitution of the State.
Bolivian incorporated companies, foreign companies, or individuals may possess mining concessions (with the exception of: minors, government employees, members of the armed forces, police, and relatives of people employed in the aforementioned), in accordance with Chapter II, Part I of the Mining Code (Articles 16 to 23).
Foreigners are not permitted, according to article 25 of the Political Constitution of the State and article 17 of the Mining Code, to exploit concessions within 50 km of any international boundary but they are authorized to subscribe to agreements to form Joint Venture Companies in said areas. (San Vicente is 62 km from the Argentina border).
Once a mining concession has been granted, the concessionaire can explore and exploit ores inside the concession, including tailings and residual material. Mining concessions cannot be transferred, sold, or mortgaged.
6.2. Permits and Agreements
Pursuant to the Joint Venture Agreement between PASB and COMIBOL, PASB is required to pay to COMIBOL a participation fee of 37.5% of the operations cash flow after deducting management fees. Once the commercial production phase of San Vicente begins, the COMIBOL participation fee will be reduced by 75% until PASB recovers its investment in the property. Thereafter the COMIBOL participation will revert to 100% of the participation fee described above.

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In the latest amendment, PASB was authorized to execute a program of mining and toll milling at the Chilcobija plant of 150,000 tonnes of ore. This decree allows time for execution of the projects outlined in the feasibility study while permitting mining and milling operations, providing cash flow to COMIBOL and PASB and addressing the social issues relating to the San Vicente miners. During this program, COMIBOL participation is 50% of operating cash flow.
In May 2007, PAS purchased the 40% interest in PASB held by EMUSA. 80% of a 2% net smelter return royalty interest in the property has been retained by EMUSA. This royalty is payable only: (1) after PASB recovers the costs to develop the project from January 1, 2007 up to the point of commercial production; (2) recovery of the cost of the purchase of EMUSA’s 40% interest in PASB, and (3) is only payable in a calendar quarter where the average price of silver is $9.00 per ounce or higher.
6.3. Environmental
The environmental license for the San Vicente mine is now in the process of being updated to reflect the proposed expansion of the mine, construction of a new processing plant, new tailings facility and associated infrastructure.
The existing license only contemplated the operation of the mine where the ore was processed off site by EMUSA at the Chilcobija plant under a toll milling contract. The existing environmental license also included the provision for all tailings produced from the processing of San Vicente ores at the Chilcobija plant to be permanently stored at a tailings facility near the plant. The responsibility for the design, operation and permitting of this tailings facility was part of the responsibilities of EMUSA under the terms of the toll milling contract.
PASB contracted the Bolivian consulting firm of Minco to carry out an environmental baseline study, ALBA, as they are known for the acronym in Spanish, in 2001. Between 2001 and the present, this baseline information has been complemented with semi-annual monitoring of air, soil and water quality parameters at various monitoring locations in the vicinity of the San Vicente Mine. This existing information will be further complemented by a further round of sampling to establish the baseline conditions for the proposed expansion of the San Vicente Mine.
Minco is currently in the stage of preparing the Environmental Impact Study, or EEIA, as it is known under Bolivian legislation, for submittal to Bolivian environmental authorities. The main incremental impacts resulting from the proposed expansion of the mine are related to:
▪	Construction of a new tailings facility in a valley that is tributary to the San Vicente River, downstream of the mine;

▪	Construction of a new processing plant on the south side of the San Vicente river valley between the proposed location of the tailings facility and mine;

▪	Increased groundwater use in the new plant; and

▪	Waste rock storage from mine development.
Pan American Silver is committed to developing the San Vicente Mine Expansion Project by minimizing and mitigating environmental impacts in accordance with Bolivian regulations, industry best management practices and its own Environmental Policy.
The Vetillas plant and old tailings will not be used for the San Vicente Mine Expansion Project, and any environmental liability related to the Vetillas tailings is COMIBOL’s responsibility as specified in the Joint Venture Agreement.
There are no other known environmental liabilities.

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7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
Access to the San Vicente mine is by dirt road from the towns of Tupiza or Uyuni. Tupiza is approximately 100 kilometres east. There is a road from Tupiza to the border with Argentina, which is to the south. Tupiza is connected to the rail system, which serves Bolivia and connects with the ports of Arica and Antofagasta in Chile. Zinc concentrates produced at EMUSA’s Chilcobija are loaded to rail cars in Tupiza and transported by rail to Antofagasta. Uyuni is another hub for the rail line and is 119 road kilometres to the north of San Vicente. Concentrates produced at the new San Vicente mill in San Vicente will be transported to Uyuni to be loaded onto rail cars. The roads from Uyuni and Tupiza are open year round; nevertheless, in the rainy season some sections suffer from landslides and flooding and may close from time to time. There are gravel airstrips near both Uyuni and Tupiza however; they do not have regularly scheduled plane service.
Plant equipment and heavy equipment for the San Vicente Mine Expansion Project will be transported via road to the plant site. The best route is via the town of Uyuni either from La Paz in the north or from Arica or Antofagasta to the West. The route from La Paz starts with a paved highway to the town of Challapata. After Challapata, the paved highway becomes a heavily traveled gravel road that is the major North/South route through the country. Depending upon the season of the year, this road is normally sufficiently graded to carry light vehicular traffic. There are several rivers that must be forded between Challapata and Uyuni. The road from Chile and the port of Antafogasta up to the Bolivian Border is in good condition. The road from the border to the town of Uyuni was upgraded recently. The road from Uyuni to San Vicente is 119 kilometres and the last 88 kilometres of this road will be upgraded to an all weather road in particular five areas where rivers or streams are crossed.
Climatic data from the weather station in Atocha (60 kilometres to the Northeast) reflects weather conditions in the Altiplano in the south of Bolivia. Daytime temperatures range from 4°C in June and July to 14°C in December and January. The winter months are May to September and night time temperatures are frequently below zero with extremes of minus 15°C. Average annual rainfall is 190mm, with no rain from May to September. Rainfall occurs mainly in the summer months, when up to 20mm of rain can fall in a day.
The continuous fresh water supply requirements for the new San Vicente concentrator are calculated to be 22 litres per second. A combination of the water wells drilled and the surface water sources within the area will be required to provide the required water supply. The four confirmed water sources within the immediate plant site vicinity are shown in Table 5:
Table 5 Water Sources

Source	Reported Flow Rate	pH
Rio San Vicente	2 to 3 L/Sec.	3.5

Mine Discharge	2 to 3 L/Sec.	3.5

Vetillas Mill	14 L/Sec.	3.5

Angosto Mica	18 to 20 L/Sec.	7.0 to 8.0
Angosto Mica is a proven water source that supplied water to the Vetillas Mill when it was in operation. It is located some 16 kilometres from the plant site and has an existing concrete dam that will be rehabilitated. As the new power line that will be constructed to supply the new plant will pass close by the Angosto Mica dam, a power line can be run down to the selected pump station area. Water from the dam will be pumped to a concrete storage sump that will be located near Vetillas. Water from the Vetillas River will also be pumped to this storage sump.
The Vetillas Mill is not on a mining concession owned by PASB, however, it is part of the assets that COMIBOL contributed to the joint venture. There are verbal agreements that San Vicente has the right to use part of the Vetillas Mill water source, however, for the purposes of

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this report and for the purposes of the economic analysis it has been assumed that Angosto Mica and other water sources will supply the water to the project. As can be seen from Table 5 the surface water sources only just cover the projected requirements of the mine and some additional water well drilling is recommended by the authors to provide a more plentiful water supply.
At this time, only one domestic water source is being considered for use and is located 2.7 km from Vetillas. This well was drilled and cased by Komex and the initial pump tests from this well were reported to be 10L/sec of water flow at a pH = 7.0. Martin Wafforn, one of the authors of this Technical Report, has verified this number from the report “Evaluation of Water Sources from the San Vicente Mine” by Worley, Parsons, Komex. Actual flow rates are yet to be confirmed by additional pump testing.
A pump will be installed in this well to pump water to a domestic water storage tank that is located at the man camp in Vetillas and a distribution pump at the storage tank will supply the water requirements for the man-camp. A second booster pump located at the Vetillas storage tank will pump water to a second domestic water storage tank that is located at the San Vicente concentrator. A distribution pump at this second water storage tank will provide the mine, mill and the mine offices with domestic water.
The power supply must be upgraded to meet the increased electrical demand from the new mill and the expanded facilities. The existing power supply is via a 27.7 kilometre long 15 Kv, 2MVA, line from a substation that is owned and operated by a cooperative in Telamayu. A new 34 Kv, 5MVA, electrical transmission line and associated sub stations and switch gear will be constructed parallel to the existing line so that the power supply is maintained to the town and the mine during the construction period. After the new electrical transmission line has been commissioned, the old one can be removed.
The area is poorly vegetated. With the exception of those employed at the mine there are very few other inhabitants in the area. The only use of the ground, other than for mining activities, is a wild pasture for llamas.
The property is in the Andean High Plateau (Altiplano) at an average elevation of about 4,400 metres above sea level. Elevations in the immediate area of the mine vary from 4,300 metres to 4,550 metres above sea level. The property is in an historical mining area with a sufficient supply of experienced mining personnel. The project holds sufficient mining claims and surface rights for all of the mining buildings, processing plant, tailings dam etc for all of the operations that are in the mine plan.
8.0 HISTORY
The area of San Vicente has been sporadically exploited since Colonial times. The first written records of mining activities are from 1820 when the mine was known as Guernica mine. It was operated under this name from 1820 to 1830. The area was originally exploited for Silver Oxide and some of the old mine workings are still visible today. The mine was closed from 1880 to 1910 and then operated by various owners between 1911 and 1950. A Chilean company operated the mine in the 1920’s. Between 1950 and 1952, Compañía Minera Aramayo operated the mine. In 1952, the Bolivian government nationalized the mine and placed it under control of COMIBOL who in 1972 constructed the Vetillas concentrating plant with a capacity of 400 tonnes per day. The mine was operated by COMIBOL from 1972 until 1993 at which time mining was suspended pending the privatization of the mine. During the last 5 years of operations under COMIBOL (1988 to 1993), the mine produced an average of 106,000 tonnes per year grading 402 grams/tonne silver and 3.58% zinc per tonne. The mill produced a simple concentrate with a grade of 41% Zinc and 7,800 grams of Silver per tonne. The mine was maintained by COMIBOL until 1999.
In 1995, the Bolivian government launched a tender to joint venture the San Vicente mine and the Vetillas mill. After two failed attempts, the tender was declared void. COMIBOL was then authorized and permitted to invite international companies to present offers. PASB submitted a proposal. The COMIBOL Board of Directors accepted PASB’s proposal and a joint venture contract with respect to the development of the San Vicente property was subscribed with Resolution number 1751/99, on June 21, 1999.
The joint venture contract was protocolized by Notary of Public Faith, a requirement of Bolivian law, and later inscribed in the Mining Registry and the Registry of Trade. The joint venture contract for San Vicente

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is registered in Testimony #132/99, dated July 28 1999, granted by Dra. Nelly Alfaro de Maldonado, Notary of Public Faith, registration #003.
There have been several amendments to the original joint venture contract as follows:
The first amendment to the joint venture contract was executed on May 18, 2001. The amendment, in accordance with Bolivian law, was protocolized by Notary and then inscribed in the Mining Registry and the Registry of Trade. The amendment is Testimony #101/2001 dated June 13, 2001 granted by Dra. Nelly Alfaro de Maldonado, Notary of Public Faith, registration #003. The amendment modifies the original schedule of the Committed Investment.
The second amendment was executed on July 20, 2001. The amendment was protocolized by Notary and inscribed in the Mining Registry and the Registry of Trade. The amendment is Testimony number 127/2001 dated August 7, 2001, granted by Dra. Nelly Alfaro de Maldonado, Notary of Public Faith, registration #003. The amendment specifies the addition of two new mining concessions to the Joint Venture Contract: the concessions” Cinturón I” and” Cinturón II.”
The third amendment was executed on December 19, 2003. The amendment was protocolized by Notary and then inscribed in the Mining Registry and the Registry of Trade. The amendment is Testimony number 17/2004 dated February 12, 2004, granted by Dra. Nelly Alfaro de Maldonado, Notary of Public Faith, registration #003. In this amendment, PASB gave up the rights to the Montserrat concession.
The fourth amendment was executed on March 25 2004. The amendment was protocolized by Notary and then inscribed in the Registry Mining and the Registry of Trade. The amendment is Testimony Nr. 51/2005 dated April 21 of 2005, granted by Dra. Nelly Alfaro de Maldonado, Notary of Public Faith, registration #003. In this amendment, COMIBOL authorizes PASB to execute a program of the exploitation and tolling of 55,000 tonnes of ore.
The fifth amendment was executed on June 13 of 2005. The amendment was protocolized by Notary and later inscribed in the Mining Registry and the Registry of Trade. The amendment is Testimony Nr. 74/2005 dated June 20, 2005, granted by Dra. Nelly Alfaro de Maldonado, Notary of Public Faith, registration #003. In this amendment, COMIBOL authorizes PASB to execute a program of the exploitation and tolling of 35,000 tonnes of ore.
The sixth amendment was executed on August 01 of 2006. The amendment was protocolized by Notary and later inscribed in the Mining Registry and the Registry of Trade. The amendment is Testimony Nr. 411/2006 dated August 08, 2006, granted by Dra. Ruth Rosario Villarroel Quisbert, Notary of Public Faith, registration number 4450. In this amendment, it is recognized the participation COMIBOL is increased to 37.5% of operating cash flow.
The seventh amendment was executed on August 01 of 2006. The amendment was protocolized by Notary and later inscribed in the Mining Registry and the Registry of Trade. The amendment is Testimony Nr. 412/2006 dated August 08, 2006, granted by Dra. Ruth Rosario Villarroel Quisbert, Notary of Public Faith, registration number 4450. In this amendment, COMIBOL authorizes PASB to execute a program of the exploitation and tolling of 150,000 tonnes of ore. This decree allows time for execution of the projects outlined in the feasibility study while permitting mining and milling operations, providing cash flow to COMIBOL and PASB and addressing the social issues relating to the San Vicente miners. During this program, COMIBOL participation is 50% of operating cash flow.
On June 21, 1999, when the joint-venture contract (Contrato de Riesgo Compartido) was signed with COMIBOL, PASB was a 100% subsidiary of PAS. In the fourth quarter of 2003, PAS signed a joint-venture agreement with EMUSA, granting them an option to earn a 50% interest in PASB. To vest its interest, EMUSA agreed to spend $2.5 million in project costs in 2004 including drilling, underground tunnelling and initiating small-scale production. EMUSA had some difficulties fulfilling the requirements of the option agreement and the ownership of PASB settled at 55% to PAS, 40% to EMUSA and 5% to Trafigura. PAS being the major shareholder became operator and appointed the president of PASB. In May 2007, EMUSA sold its 40% interest in PASB to PAS. PAS transferred one share to Pan American Silver Peru S.A. to fulfill the Bolivian corporate law requirements, leaving PAS with a 94.999% ownership in PASB and Pan American Silver Peru with a 0.001% ownership.

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9.0 GEOLOGICAL SETTING
San Vicente is a Polymetallic Vein Deposit, located 2.5 kilometres west of a prominent thrust fault. This north-south striking San Vicente fault forms the eastern limit of the intermountain Bolivian Altiplano basin. Mineralization at the mine site is hosted by conglomerates of Late Oligocene age. The clastic sediments are overthrusted by an Ordovician turbidite sequence, outcropping on the east side of the mine. Igneous activity at the site is represented by intermediate to acid volcanism related to a volcanic complex of mid-Miocene age.
The regional sedimentary sequence consists of a basement of Paleozoic marine siliciclastic sediments. This sequence was folded and later unconformably overlain by non continuous cretaceous continental sediments, and a thick sequence of Tertiary continental clastic sediments (Potoco and San Vicente Formations). Sedimentation in the Tertiary basin was controlled during the Upper Oligocene and Lower Miocene by thrust faults to the east and west and contains various thin volcanic flows with an intermediate composition. A sequence of felsic volcanics forms the top of the Tertiary basin in the southern part.
An important lithology in the project area is the fanglomerates of the San Vicente Formation which are in contact with Ordovician shales along the strike of the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with sub angular fragments of Palaeozoic sediments cross cut by younger quartz veins. The matrix is red in colour and consists of iron bearing sandstone.
Mineralisation is related to hydrothermal systems associated to repeated calc-alkaline intrusions and their extrusive products forming vein type and disseminated polymetallic deposits.
10.0 DEPOSIT TYPES
San Vicente is a polymetallic vein type deposit with a large amount of mineralised structures. The three different vein systems strike west-northwest, northwest and in a minor extent northeast and show dip angles of 50 to 80 degrees. The mine site area can be divided into four areas with variable degree of exploration information (see Figure 1-7).
The North San Vicente area includes veins “D”, “E”, “F”, Lipeña, Brunton, Miriam, Lucero, Gandy and San Vicente; with strikes varying from N100-N120. The veins dip mostly to the north with angles from 55 degrees to sub vertical. Other veins located in the same area are the N060 striking “H” vein and some minor east west striking structures all of them with a sub vertical dip. All these veins are located north of the San Vicente river on the Rosario Hill, NW of the town San Vicente. There is a large amount of underground workings and small pits in this area. The veins are narrow, showing widths from 0.30 m to about 1.0 m. Mineralization is polymetallic, alteration is typically comprised of manganese oxides, and silicification in variable degrees.
The central San Vicente area includes some of the economically most important structures like Adela-Guernica, Jesus Maria, Disputada, Cantera, 6 de Agosto, Litoral, Litoral Ramo 2, San Lorenzo, Deseada, and Arturo veins. At surface they are marked by open stopes and silicified fault zones of variable length; being the 6 de Agosto vein the longest one up to today with about 1.3km of outcropping strike length and vein widths from cm to several metres. The Litoral and Litoral Ramo 2 veins do not outcrop. However, they are recognized by underground workings and diamond drilling for over 800 m along strike. Litoral Ramo 2 is locally up to 20 metres wide and shows some areas with very high silver grades. Most of the outcropping veins have been worked for centuries having historical grades from 500 to more than 1000 g/mt Ag.
The South San Vicente Area includes San Francisco, Nueva, Rica, and Potoco. These veins are characterized by having a roughly E-W trend; with San Francisco vein mined to an unknown depth with historical values of more than 500 g/mt of Ag and minor tin content. The other veins show only small amounts of open stopes and are structures for future exploration programs.
Far South San Vicente includes the Chichas, Lucio, Crucera, and Bandy veins. These veins were only subject of minor surface sampling and have not been exploited in the past but will be included in future exploration programs.

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The West of San Vicente area includes different veins with some underground workings of unknown length and depth. Values from surface samples returned more than 100 g/mt Ag. In the area there is evidence for hydrothermal brecciation with strong silicification.
A list of the mentioned veins at the San Vicente site is shown in Table 6. Their location and strike direction are shown in Figure 1-8. The economic model used for this report uses only proven and probable mineral reserves. Therefore no additional exploration is required in order to meet the projections in the economic model. In the future a program may be initiated to explore by diamond drilling for additional mineralized structures and or to convert mineral resources into proven and probable mineral reserves.

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Table 6 Occurrence of Veins in San Vicente Mine. (Modified from JICA, 1979)

						Principal	Secondary
Vein	Level	Surface	Azimuth	Dip	Length (m)	mineral	Mineral
Inca	0		N240º	60ºS	300	Sp-Py-Gn	Td-Cpy
Guernica II	0		N50º	80ºN	400	Sp-Gn-Td-Cp-Py
Guernica I	0		N300º	80ºN	150	Sp-Gn-Td-Cp-Py
Adela		X	N305º	65ºS	300	Sp-Gn-Td-Cp-Py
Jesús Maria		X	N280º	85ºN	440	Sp-Gn-Td-Cp-Py	Gn
Disputada		X	N280º	65ºN	300	Sp-Gn-Td-Cp-Py
San José		X	N310º	65ºN	650	Sp-Td-Cp-Py	Gn-Mc
Ferelys	0		N50º	60ºN	150	Sp-Td-Py	Cp-Gn
Cantera		X	N305º	60ºN	520	Sp-Td-Py	Cp-Gn
Artola	0		N65º	70ºS	200	Sp-Td-Py	Cp-Gn
Rmo 6 de Agosto	0		N65º	60ºN	150	Sp-Td-Py	Cp-Gn
6 de Agosto		X	N280º	65ºN	2000	Sp-Td-Py	Cp-Gn
Litoral			N65º	70ºS	1160	Sp-Gn-Td-Cp-Py
San Lorenzo		X	EW	70ºS	600	Sp-Gn-Td-Cp-Py
Peritas	0		N75º	70ºS	250	Sp-Td-Cp-Py	Gn
Deseada	0		N285º	65ºN	950	Sp-Td-Cp-Py	Gn-Mc
Esperanza	0		N290º	60ºS	150	Sp-Py	Gn-Cp
Porvenir	0		N75º	70ºS	250	Sp-Td-Py	Gn-Cp
Rmo. Arturo	0		N75º	80ºN	150	Sp-Td-Py	Gn-Cp
Arturo		X	N300º	65ºN	1350	Sp-Td-Py	Gn-Td.Cc-Cv-Mc
Unión			N68º	65ºNW	450	Sp-Td-Py-Cp
Sophia		X	N84º	80ºNE	570	Sp-Td-Cp-Py
Sophia I		X	N103º	80ºSW	900	Sp-Td-Cp-Py
San Francisco		X	N93º	82ºN	250	Sp-Td-cc-Cv-Py-Cp
Chichas		X	N95º	70ºN	1250	Sp-Gn-Py
Brunton		X	N122º	68ºNE	110	Sp-Gn-Py
Miriam		X	N122º	70ºNE	400	Sp-Gn-Py
Lucero		X	N97º	66ºNE	450	Sp-Gn-Py
Gandy		X	N105º	67ºNE	650	Sp-Gn-Py
San Vicente		X	N130º	68ºNE	400	Sp-Gn-Py
Nueva		X	N102º	61ºNE	380	Sp-Gn-Py
Rica		X	N97º	78ºNE	500	Sp-Gn-Py
Potoco		X	N112º	70ºNE	500	Sp-Gn-Py
Bandy		X	N85º	70ºNW	570	Sp-Gn-Py
Lucio		X	N100º	68ºNE	550	Sp-Gn-Py
Crucero		X	N102º	62ºNE	500	Sp-Gn-Py
Negro		X	N97º	60ºSW	360	Sp-Gn-Py

SECTOR		T	A J O S
Colonial		X	N103º	65ºNE	450	Gn-Td-Sulfs-Py
Veta “D”		X	N130º	73ºNE	1350	Gn-Td??-Sulfs-Py-Pr
Veta “G”		X	N105º	77ºSW	430	Gn-Td??-Sulfs-Py-Pr
Veta “E”		X	N115º	75ºNE	850	Gn-Td??-Sulfs-Py-Pr
Veta “H”		X	N55º	82ºSE	320	Gn-Td??-Sulfs-Py-Pr
Veta “F”		X	N105º	68ºSW	630	Gn-Td??-Sulfs-Py-Pr
Lipeña		X	N110º	66ºSW	360	Gn-Td??-Sulfs-Py-Pr

REFERENCES
Sp: Sphalerite	Py: Pyrite	Cp: Chalcopyrite	Mc: Marcasite	Cv: Covellite
Td: Tetrahedrite	Gn: Galena	Pr: Pyrolusite	Cc: Chalcocite	Sulfs.: Sulfosalts

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11.0 MINERALIZATION
The polymetallic mineralization in the district is known to cover an area of 3 km by 4 km to a depth of 300 metres below surface. The mineralization consists of (1) veins filling pre-existing faults, (2) replacements in brecciated conglomerates along the San Vicente fault and (3) in a lesser extent in dacitic dykes (Photographs 1, 2 and 3).
The structural environment of the mine area consists of a series of pre-mineral faults dipping 50°- 80° to the south and striking west northwest. A second set of structures is striking northeast.
The west northwest striking structures contain veins that have longer horizontal extensions and a mineralized width of 2 m to 6 m. The northeast veins are developed in the more dilatational direction and are characterized by the best widths and grades but over a shorter strike length.
The minerals of economic importance are sphalerite, tetrahedrite (the variety of freibergite rich in silver), chalcopyrite and galena. Cassiterite, covellite and bornite are found in some veins. The primary gangue minerals are quartz, pyrite, marcasite and barite.
The paragenetic sequence consists of an early phase of quartz — pyrite, followed by the main phase of mineralization of sphalerite, galena, freibergite, and chalcopyrite with subsequent phases of quartz — pyrite, barite and marcasite. A lateral zonation of metals exists in a central zone of high zinc grades that superimposes an area of high silver grades. More distant zones have medium silver grades and significant lead grades. The only significant vertical zonation encountered is the increasing copper grades (in chalcopyrite) in the deeper parts of some veins.
Hydrothermal alteration in the district is restricted to a 20 m band along the mineralized structures. It is represented by a fine grained sericite — pyrite assemblage that has bleached the original red matrix. A moderate amount of silicification is also present. Locally iron and manganese oxides are present at surface.
The geologic history can be generally summarized as follows:
▪	Deposition of a continental fanglomerate at the margin of a tectonically active basin resulting in the emplacement of the San Vicente conglomerate.

▪	Formation of west northwest, northwest and northeast striking faults in the conglomerate.

▪	Emplacement of a dacitic intrusive 2 km to the east of San Vicente with small dykes and bodies in the area of the mine.

▪	Alteration and zinc silver mineralization in the breccia zones of the faults by hydrothermal fluids over a time span of about 13 million years.
The known mineralized veins and structures are shown in Figure 1-8.

21

Photograph 1.
Fault vein with open space filling mineralization
Photograph 2.
Replacement style of mineralization. Replaced breccia matrix and clasts by sulphides
Photograph 3.
Intermediate intrusion hosting sulfide veinlets.

22

Table 7 Mineralogy of San Vicente Veins Recognized Under Microscope

Sample			CHannel	Ag	Zn	Pb	Cu								Sulfi					Rock
Nº	VEIN	level	Nº	(g/t)	(%)	(%)	(%)	Sph	Tet	Cp	Gal	Py	Mar	Pol	des	Cov	Born	Qz	Bar	Frag.	Paragenesis	Comments
3757	6 de Agosto	0	0-007	345	4.13	2.05	0.41	3	<1	<1	3	5	30					6	40		qz-sph-Ttet-gal>marc>barita	Tetr. incl. In Sph; Ba before Gal.
3752	6 de Agosto	0	0-006	218	15.57		0.78	5	2	<1		5	2			<1		23	3	58	py>tet>barita	qz-sph-cp veinlets
3748	6 de Agosto	0	0-005	733	22.52		0.88	20	<1	1		5						30		43	py>tet-cp-sph>qz	incl. of cp-py in sph; qz reempl. sph-py-cp
3762	Arturo	0	0-008	49	2.11		0.24	3	2	2	<1	2		<1				40		49	Sulfuros>qz	qz-cp-tet-sph veinlets; sulfs in the center
3990	Arturo	0	0-013	47	2.72	0.50	0.10	25	<1	<1	<1	2	2							60	marc>sphal	incl. of tet-py-cp in sph; marc
3767	Arturo	0	0-009	74	1.80		0.20	5	<1	<1		5	15	<1				25		48	sulfs>marc	late marcasite
3775	Arturo	0	0-010	256	20.08	0.72	0.62	10	2	2	1	8	<1		<1	<1		35		38	qz>sulfs	incl. of tet-cp-py in sph
3781	Litoral	0	0-011	252	29.97	0.23	0.35	6	<1	<1		15	3					20		36		sph in center of veinlet of py;qz-py-tet veinlet.
3744	Unión	0	0-004	1291	28.79	0.16	0.48	30	<1	<1	<1	25	<1					35		8		sph band-py-tet-qz in veinlett; cp in sph
3739	Adela	0	0-003	203	2.91		0.26	<1	<1	<1	<1	27	8					40		22		incl. gal in sph
3734	Adela	0	0-002	295	1.49		0.24	5	<1	<1		24	20					40		10	sulfs>qz
3730	Adela	0	0-001	476	0.66		0.90	<1		<1		30	<1					40		30	py>sphal>qz	py-qz masive in the rock
3985	Arturo	0	0-012	74	9.43		0.10	30	<1			40	2					10		12	sphal-py>qz-py>sph vetillas?	sulfs in cement of congl; 2 generations
3918	6 de Agosto	-30	30-010	156	3.21	1.43	0.29	10	<1	<1	8	2						40	3	37	qz>bar	Incl. of sph-tet in galena
3822	6 de Agosto	-30	30-006	294	14.66	0.13	0.27	20	<1	<1		3						30		47	qz>sph-py-yet>qz-py
3818	6 de Agosto	-30	30-005	391	10.44	2.64	0.78	3	8	1	2	30					<1	30	3	22	qz>suls>qz>sph-cp-tet vetillas	2 gener. of qz; 2 gener. of de sulf.
3912	6 de Agosto	-30	30-008	2267	17.24			30	<1	<1	<1	6	2							62		sph-py-marc vet; sph masive
3809	6 de Agosto	-30	30-004	2650	12.99	0.12	1.00	5	<1	<1		30						10		55	py>tet	masive sph w/ incl of tet-cp; vnts tet-qz sph
3811	6 de Agosto	-30	30-004	470	12.72	0.57	0.27	30	2	<1		10						40	1	16	qz>sulfs>qz	tet-sph
3825	Arturo	-30	30-007	72	1.87	0.13	0.20	2	<1	<1	<1	3	1					5		88		sph-py-marc vet; masive sph x
3803	Litoral	-30	30-003	1073	7.41		2.20	15	2	40		10						33			cp>qz-py; sph-tet-cp>qz	masive cp , zones w/ masive sph
3797	Adela	-30	30-002	892	0.45		0.88	<1	<1	<1		20						80			sulfs>qz	incl. of tet in qz and cp
3787	Adela	-30	30-001	330	2.49	0.22	1.70	3	<1	2	<1	20	12					40	3	20	sulfs>qz>bar	cp-sph-py-qz
3800	Adela	-30	30-002	396	1.55		0.47	2	<1	3	<1	35					<1	40	10	8	qz>py-cp-sph-dig-bn>bar	trazas digen-james; sph-cp exolutions?
3796	Adela	-30	30-001	446	0.37		0.60	<1	3	2		40	20					35			py>cp-tet vetillas	trazas of stannina
3995	Porvenir	-30	30-011	1159	2.04	0.99	0.40	20	5	<1	<1	1	1					20		53		sph-tet-qz-py veinlets
3830	6 de Agosto	-70	70-001	58	5.84			40	<1		<1	2						30	10	18	qz-sulfs>bar	incl. of py-gal-tet-qz in sph
3835	6 de Agosto	-70	70-002	640	10.53		0.57	20	<1	<1		2						8	20	50	sulfs>qz-bar
3839	6 de Agosto	-70	70-003	122	7.34		0.17	40	<1	<1	<1	3						20	12	25	sulfs-qz>bar
3850	6 de Agosto	-70	70-004	788	8.98	0.11	0.69	3	2	1	1	8						20		65	qz>py>sulfs>qz	incl of cp-tet in gal
3861	Unión	-70	70-007	333	6.16		0.44	65	<1	<1	<1	2	<1					30		3	py>sph>	incl of cp-gal-marc in sph
3869	Unión	-70	70-009	101	4.34		0.37	10	<1	2		40						40		10	sph>cp vetillas>py>qz	masive sph
3853	Litoral	-70	70-005	639	9.10		1.10	3	2	6		10						40		38	qz-py-sph-tet-cp>qz	py-sph-tet-cp-qz veinlets
3859	Litoral	-70	70-006	244	1.43		0.41	20	<1	<1	<1	5						60		15	py>cp>sph>gal>qz	incl of cp-gal in sph
3866	Litoral	-70	70-008	282	8.52	0.67	0.22	5			<1	10						45		40	sulfs>qz	vet qz-sul; masive sph
3905	Litoral	-70	70-013	125	6.95		0.34	42	<1	25	<1	20							<1		py>tet-gal>bar	8% alunita??? in veinlets.
3885	Adela	-70	70-012	605	0.32		0.27	<1	1	<1	<1	2						40	4	56	py>tet-sph>qz	vetillas py-sulf-qz
3880	Adela	-70	70-011	935	3.79	0.12	0.61	2	<1	<1		30						40		28	py>cp-tet-sph>qz
3877	Adela	-70	70-010	30	4.90			15	<1	<1		5	<1					30	10	50		qz-sph-py vet; trazas of wurzita
3349	de Agosto	-110	110-002	123	4.64	0.17	0.10	20	<1	<1	<1	3	8					40	5	25	cp>sph>gal>py>tet>qz>bar-marc	masiva sph in qz
2263	Guernica	-110		1615	0.15	0.92	0.67	<1	<1	5	3	6						40		45	py>gal-tet-cp>qz	vet qz-sulf
2267	San José	-110		1617	1.55	0.31	1.02	8	<1	2	3	3						40		34		vet qz-sulf. sph w/ incl. of cp-tet-py
2266	San José	-110		243	9.81	0.13	0.56	15	<1	<1	2	3			<1			40		35	sulfs>qz>bar	sph bxa y vet; tet-gal w/ 5% siderite
2265	Adela	-110		116	5.29	0.11	0.11	50	<1	<1		2						30		13		masiva sph and late veinlets
3043	Inca	0		950	5.48	2.51	0.21	5	<1	<1	8	<1	<1					70		17	sulfs>qz	w/ galena and other sulfides
3032	Inca	0		1415	0.55	0.16		<1				8	2					30		60		wurtzita of low temp.
3016	Inca	0		14049	0.80	0.11	0.68					5	2					20		65		8% limonites (oxid), qz c/vnts of oxid.
3011	Inca	0		2906	0.97	0.38	0.15	5	2	<1	<1	2			1			20	60	10	barita>sulfs-qz???	veinlet qz-sul after barite
3056	Inca	0		1006	3.35	0.52	0.19	12	1	<1	10	3						30	15	30	sulfs>bar	low temp sph, yellowish and oxid.
3063	Inca	0		4292	0.86	0.70	0.12	<1				5	1					20		75		qz-py-marc in veinlets
3891	Colonial	0		575				<1	<1			5						30	3	61		qz-py-tet in veinlets
3895	Colonial	0		677					<1	<1		3						40	2	55		qz-py-tet-cp in veinlets

23

12.0	EXPLORATION
There has been sporadic mining activity in the San Vicente area since colonial times. Initial exploitation was the mining of oxidized silver from exposed veins. The first written records of mining activity were in 1820, when the area was named the Guernica Mine. Several different owners operated the mine from 1911 through 1950. From 1950 until 1952, the mine was operated by the Aramayo Mining Company. In 1952, the Bolivian government nationalized the mine and placed it under control of COMIBOL. Following the discovery of new silver and zinc veins in the late sixties, COMIBOL constructed the Vetillas concentrating plant in 1972 with a capacity of 400 tonnes per day. The mine was operated by COMIBOL until 1993, at which time mining was suspended pending the privatization of mining in Bolivia. In 1995, the San Vicente property was offered for a joint-venture contract by COMIBOL. On June 21, 1999, PAS signed a joint-venture agreement (Contrato de Riesgo Compartido) with COMIBOL. In late 2001, PASB and COMIBOL, the Bolivian state mining company entered into a two-year toll mining agreement with EMUSA, to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill. In late 2005, PASB and COMIBOL entered into an additional 7 month toll mining agreement with EMUSA to process up to 250 tonnes of San Vicente’s ore per day at EMUSA’s nearby Chilcobija mill. This toll mining agreement was renewed on August 8, 2006 for an additional 150,000 tonne program that is currently in progress.
The PASB exploration program began in 1999 following the execution of the joint venture agreement with COMIBOL. The work started with mapping and sampling the surface and was followed by the construction of drill access roads and platforms. Contracts were established with Leduc Drilling and Exploration Core Drilling S.R.L., and a total of 21 holes (3,831 m) were drilled from surface using HQ core and a further 8 holes (405 m) from inside the mine using NQ core. These holes targeted the old stoping areas, continuations of the principal veins along strike and at depth, and other veins to the northeast and south of the mine. Since the start of the exploration program, a total of 109 diamond core holes have been drilled, with 2,575 vein intercepts sampled with varying lengths from 0.2 metres to 7.14 metres.
In addition to the diamond drilling, a sampling program was started in the mine. An initial 41 channel samples were taken in four of the principal structures (6 de Agosto, Adela, Litoral and Unión). The results of the surface drilling showed wider intersections than had previously been mined underground and so the channel samples were unable to explore the full width of each vein. After this realization, mining work was undertaken to develop small cross section cross cuts (1.5 m by 2.0 m) at a maximum of 75 metres apart along strike in the four veins on levels 0, -30, -70 and -110 in order to explore the full economic width of each vein. Some 5,807 channel samples were taken by COMIBOL and 4,371 of these channel samples taken by COMIBOL remain in the database. The remainder have been excluded due to uncertainties over their location or replaced by PASB samples. A further 2,223 channel samples taken by PASB are included in the database. Some of the PAS channel samples replace the COMIBOL channel samples where the vein width is actually greater than was initially thought by COMIBOL.
Exploration activities continued in 2004 with 13,919 metres of surface and underground diamond drilling, and 2983 metres of underground development and resampling of historical reserve blocks for purposes of resource definition and exploration. Mine development and production to supply the Chilcobija mill continued in 2005, 2006 and 2007 and provided additional channel sample data for the resource database. A requirement of the interim mining programs agreed between PASB and COMIBOL was that sufficient additional development work be undertaken so that the total quantity of ore developed and ready for mining is maintained. This development provided additional channel samples in the principal and other structures.
All diamond drilling (underground and surface) was executed by Leduc Drilling S.R.L., and by Exploration Core Drilling S.R.L. Both are Bolivian companies and both were contractors to PASB under the supervision of PASB geologists.
Channel sampling underground was originally partially done by COMIBOL and later done by PASB employees under the supervision of PASB geologists. The channel sampling conducted by COMIBOL has been resampled and replaced by PASB sampling in the major structures as explained in section 14.0.

24

Mineral resource blocks that rely entirely on the COMIBOL channel samples have not been converted to mineral reserves and remain in the mineral resource categories.
Soil sampling was conducted in 6 parallel lines with a 100 m line spacing and 50 m sample spacing along lines. These lines cut the extension of the Guernica vein, the Litoral area and the extension of San Francisco and San Lorenzo veins. Samples were analyzed by SGS del Peru S.A.C for Cu, Zn, Cd, Pb, Au, Ni, Pd, and Ag.
The principal structures explored by PASB are: 6 de Agosto; Litoral Ramal 2; Litoral; Deseada; Adela, and Union. These principal structures contain 2,504,619 tonnes or 82% of the 3,058,185 tonnes in the mineral reserves. The highest grades and widest widths were discovered to be in the Litoral Ramal 2 structure, which has been diamond drilled using a 70 metre by 30 metre pattern. This structure contains 801,895 tonnes or 26% of the mineral reserves. The San Vicente deposit is typical of the polymetallic vein deposits found in the Bolivian Andes. The system contains a large amount of mineralized structures and veins which in many cases remain open for exploration both at depth and laterally.
13.0 DRILLING
109 drill holes were completed by PASB from 1999 to 2006 totalling 18,155 metres, obtaining HQ (approximately 6 cm) diameter core. Downhole deviation surveys were executed using a Tropari (mechanical) compass.
The initial drilling program was focused on the North San Vicente Area, where veins are close together and abundant. Results were not completely satisfactory and drilling was re-focused on the central zone. Although the veins in the north show economic values they do not have exploitable widths. The north zone maintains its exploration potential as many structures show increasing thickness at depth and sigmoidal loops. Minor reconnaissance drilling was done outside of the central San Vicente area.
A listing of the San Vicente drill hole collar locations and the economically important down hole intersects are given in Tables 8a and 8b. More detailed information on the intercepts and the channel sampling is shown in Appendix B.
Tables 8a and 8b show the surface and underground diamond drill results and includes the structures that were interpreted to be intercepted as well as the approximate level at which the intersection occurred.
The diamond drill hole spacing and covered areas are derived from a combination of underground and surface diamond drilling. The information for veins that received the most exploration diamond drilling focus are as follows:
•	6 de Agosto vein — drill spacing is 70 metres horizontal by 30 metres vertical centers. Some holes were drilled at the extents of the vein with wider spacing in order to evaluate the continuation of the structure. The explored portion of this vein covers an area that extends 450 metres horizontally by 90 metres vertically.

•	Litoral Ramal 2 vein — drill spacing is 70 metres horizontal by 30 metres vertical centers. Some holes were drilled at the extents of the vein with wider spacing in order to evaluate the continuation of the structure. The explored portion of this vein covers an area that extends 800 metres horizontally by 250 metres vertically.

•	Litoral vein — drill spacing is 50 to 70 metres horizontal by 30 metres vertical centers. Some holes were drilled at the extents of the vein with wider spacing in order to evaluate the continuation of the structure. The explored portion of this vein covers an area that extends 200 metres horizontally by 50 metres vertically.

•	Union vein — drill spacing is 35 to 90 metres horizontal by 30 to 50 metres vertical centers. Some holes were drilled at the extents of the vein with wider spacing in order to evaluate the continuation of the structure. The explored portion of this vein covers an area that extends 420 metres horizontally by 160 metres vertically.

25

•	Colonial vein — although this is not a principal vein it was subject to a drilling program. Drill spacing is 90 metres horizontal by 40 metres vertical centers. Some holes were drilled at the extents of the vein with wider spacing in order to evaluate the continuation of the structure. The explored portion of this vein covers an area that extends 300 metres horizontally by 90 metres vertically.

•	Deseada vein — drill spacing is 150 metres horizontal by 30 metres vertical centers. Due to disappointing results from drilling the depth extension of this vein, no further infill drilling was done. The mineral reserve on this vein Is based on development channel samples.
13.1. Surface Diamond Drilling
Drilling from surface was carried out in two stages totalling 15,922 metres. The first stage included 13 drill holes mainly located in the North San Vicente area; the second one contains 63 diamond drill holes mostly in the central zone. Diamond drill holes are located and oriented by geologists in the field. Typical drill holes are oriented to cut across the vein zones at an orientation perpendicular to the local strike of the zones and inclined to intercept the vein at as high an angle as is practical. In these cases the true width is assumed to be the same as the sample length of the vein intercept. In other cases, drilling to greater depths caused veins to be intercepted at less than 90 degree core axial angles. In these cases true widths of the vein intersection was calculated using trigonometry and stated in table 8a together with drill hole numbers, level of intersection and geochemical results for the mineralized zones.

26

Table 8a Summary Data San Vicente Surface Diamond Drill Holes

		Level	RESULTS
HOLE No.	STRUCTURE	intersected	Width (True)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DDH-99-001	Desconocida	-50	0.55	288	0.12	0.86	0.30
DDH-99-001	Clavo Inca	-95	3.36	150	0.09	0.09	0.11
DDH-99-002	Veta E		NO SIGNIFICANT INTERCEPTS
DDH-99-003	Lipena	+25	0.23	282	0.05	0.90	0.71
DDH-99-004	Desconocida	+122	0.16	669	0.08	0.04	0.06
DDH-99-004	Desconocida	+50	1.80	158	0.03	0.07	0.01
DDH-99-005	Veta “D”		NO SIGNIFICANT INTERCEPTS
DDH-99-006	Veta "G"	-65	0.25	35	0.02	0.21	2.45
DDH-99-007	Guernica	-113	0.71	279	0.48	0.14	0.24
DDH-99-007	Rmo-Guernica		0.25	167	0.34	0.12	0.22
DDH-99-008	Desconocida	+116	0.47	358	0.02	0.31	0.16
DDH-99-008	Veta "E"	+78	1.83	234	0.01	0.36	0.10
DDH-99-009	Desconocida	+120	0.90	1,425	0.03	0.18	0.35
DDH-99-009	Desconocida	+70	0.90	246	0.007	0.05	0.56
DDH-99-010	Brunton y Myriam		NO SIGNIFICANT INTERCEPTS
DDH-99-011	Gandy	-52	1.31	65	0.04	0.12	2.70
DDH-99-011	San Vicente	-97	0.75	22	0.03	0.09	3.68
DDH-99-012	6Agosto	-40	5.20	275	0.13	0.12	3.57
DDH-99-014	Rmo Arturo		0.70	36	0.04	0.05	6.32
DDH-99-014	Arturo Footwall	-60	0.74	80	0.20	0.11	4.19
DDH-99-014	Arturo	-60	6.70	41	0.06	0.04	5.54
DDH-99-015	San Francisco	-110	1.66	93	0.15	0.02	2.00
DDH-99-016	Chichas		NO SIGNIFICANT INTERCEPTS
DDH-99-017	Litoral	-95	7.14	1022	0.78	0.02	1.45
DDH-99-017	Litoral Ramo 2	-105	2.78	351	0.11	0.01	1.18
DDH-99-018	Veta "H"	+30	0.55	286	0.02	0.07	0.57
DDH-99-019	Veta “E”		NO SIGNIFICANT INTERCEPTS
DDH-99-020	Stockwork		NO SIGNIFICANT INTERCEPTS
DDH-99-021	6Agosto	+50	3.42	183	0.10	0.11	3.59
DDH-99-021	6Agosto	+50	1.25	208	0.20	0.07	5.24
DDH-52-3	Cantera	-55	0.86	153	0.10	0.43	6.00
DDH-52-3	6Agosto		NO SIGNIFICANT INTERCEPTS
DDH-03-022	Litoral	-120	1.50	54	0.70	0.10	0.57
DDH-03-023	Litoral	-117	2.03	1,201	2.50	0.30	3.80
DDH-03-023	Litoral Ramo 2	-125 a -135	6.29	813	0.51	0.10	3.10
DDH-03-024	Arturo	-110	1.75	88	0.18	0.16	4.55
DDH-03-025	Litoral	-55	1.50	93	0.76	0.01	0.11
DDH-03-025	SLorenzo	-131	0.70	422	0.54	0.08	2.32
DDH-03-026	Litoral	-61	4.45	429	0.61	0.05	0.07
DDH-03-026	Litoral Ramo 2	-102 a -110	6.10	454	0.16	0.07	2.29
DDH-03-027	Litoral	-78 a -92	4.45	793	0.69	0.08	0.23
DDH-03-027	Litoral Ramo 2	-126 a -150	6.29	741	0.71	0.03	1.05
DDH-04-028	Litoral		1.97	38	0.21	0.05	1.19
DDH-04-028	SLorenzo		0.70	13	0.01	0.03	0.07

27

		Level	RESULTS
HOLE No.	STRUCTURE	intersected	Width (True)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DDH-04-029	Litoral Ramo 2	-128	3.07	1,398	0.47	0.27	11.26
DDH-04-030	SLorenzo	-100	0.70	153	0.27	0.05	0.14
DDH-04-030	Litoral	-116	1.69	261	0.76	0.10	1.49
DDH-04-031	Litoral Ramo 2	-90	1.50	81	0.08	0.02	2.73
DDH-04-032	Litoral Ramo 2		1.50	8	0.01	0.01	0.02
DDH-04-033	Litoral		1.50	9	0.03	0.08	0.49
DDH-04-034	Litoral Ramo 2	-33	1.50	118	0.62	0.32	3.31
DDH-04-035	Guernica2	-155	0.85	119	0.16	0.09	0.86
DDH-04-036	Union	-98	0.70	25	0.05	0.01	0.02
DDH-04-037	Deseada	-84	0.70	206	0.42	0.07	1.64
DDH-04-038	Litoral Ramo 2	-117	1.50	74	0.05	0.02	0.06
DDH-04-038	Litoral	-130	1.50	200	0.23	0.02	0.66
DDH-04-039	Deseada	-105	1.06	171	0.09	0.05	7.51
DDH-04-040	Ramo Arturo	+35	1.02	58	0.06	0.30	6.63
DDH-04-040	Arturo	+31	1.17	101	0.22	0.42	5.28
DDH-04-040	Arturo	-27	0.83	114	0.26	0.35	3.00
DDH-04-41	Unión	-32	0.70	5	0.00	0.01	0.13
DDH-04-41	Ramo Unión	-54	0.42	109	0.09	0.48	14.10
DDH-04-042	Desconocida	-85	0.33	205	0.56	0.10	3.58
DDH-04-042	Litoral Ramo 2	-160	1.70	260	0.37	0.01	3.46
DDH-04-042	Litoral.	-196	0.70	202	0.33	0.01	0.10
DDH-04-043	Union	+4	0.70	3	0.00	0.02	0.05
DDH-04-044	Deseada	-88	0.70	5	0.01	0.01	0.96
DDH-04-045	Union	-60	0.70	3	0.00	0.01	0.06
DDH-04-046	Litoral	-134	1.50	1,171	0.37	0.10	0.40
DDH-04-046	Litoral Ramo 2		1.50	10	0.01	0.01	0.01
DDH-04-047	Sophia I	-91	0.77	204	0.08	0.57	0.16
DDH-04-048	Desconocida	“0”	1.25	279	0.06	0.07	0.47
DDH-04-048	Rmo. Colonial	-68	0.37	475	0.04	0.02	0.15
DDH-04-048	Colonial	-75	2.32	732	0.21	0.16	0.37
DDH-04-049	Rmo Adela ???	-40	0.37	300	0.03	0.05	1.27
DDH-04-049	Disputada.	-82	0.3	167	0.02	0.50	1.98
DDH-04-049	Rmo Unión	-140	0.5	374	1.62	0.48	2.40
DDH-04-049	Union	-148	0.70	9	0.00	0.01	0.05
DDH-04-050	Rmo Deseada	-62	1.13	154	0.02	0.05	5.43
DDH-04-050	Deseada	-91	0.70	6	0.00	0.02	0.28
DDH-04-051	6Agosto	-134	0.72	30	0.00	0.01	0.28
DDH-04-052	Desconocida	-32	0.79	165	0.02	0.07	0.13
DDH-04-052	Veta Colonial	-50	1.86	294	0.03	0.39	0.35
DDH-04-053	Sophia I	-99	1.27	607	0.01	0.16	0.02
DDH-04-054	Ramo Adela	-13	0.4	21	0.03	0.04	3.71
DDH-04-054	Unión	-97	1.94	179	0.26	0.14	1.74
DDH-04-054	Union	-133	0.70	82	0.07	0.03	0.21
DDH-04-055	Litoral Ramo 2	-163	5.35	306	0.71	0.01	0.41
DDH-04-056	Desconocida	-15	0.42	128	0.02	0.06	0.62
DDH-04-056	Colonial	-95	0.9	78	0.05	0.41	0.42

28

		Level	RESULTS
HOLE No.	STRUCTURE	intersected	Width (True)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DDH-04-057	Desconocida	+17	0.29	1,015	0.01	0.04	0.01
DDH-04-057	Desconocida “A”	+11	0.54	392	0.02	0.05	0.01
DDH-04-057	Colonial	-76	0.63	167	0.14	0.60	0.97
DDH-04-058	Desconocida “A”	-14	0.9	438	0.12	0.08	0.16
DDH-04-058	Colonial	-115	NO SIGNIFICANT INTERCEPTS
DDH-04-059	Desconocida	-14	0.92	378	0.26	0.15	0.49
DDH-04-059	Colonial	-90	0.37	200	0.17	0.14	0.36
DDH-04-060	Sophia I	-89	1.22	71	0.05	0.23	0.35
DDH-04-061	Litoral Ramo 2	-78	3.79	757	0.31	0.11	3.06
DDH-04-062	Litoral Ramo 2	-125	3.56	2,262	0.45	0.36	5.75
DDH-04-063	Litoral Ramo 2	-68	1.50	79	0.23	0.09	0.51
DDH-04-064	Litoral Ramo 2	-114	1.68	534	0.22	0.20	1.41
DDH-04-065	Litoral Ramo 2	-160	5.42	1,967	0.56	0.12	0.37
DDH-04-066	Litoral Ramo 2	-70	1.81	32	0.05	0.07	0.36
DDH-04-067	Litoral Ramo 2	-113	1.60	321	0.10	0.31	5.45
DDH-04-068	Litoral Ramo 2	-163	2.71	287	0.38	0.27	0.36
DDH-04-069	Litoral Ramo 2	-132	1.58	231	0.02	0.36	4.83
DDH-04-070	Litoral Ramo 2	-127	1.78	275	0.27	0.08	2.51
DDH-04-071	Litoral Ramo 2	-127	1.50	53	0.01	0.36	0.63
DDH-04-072	Litoral Ramo 2	-122	1.53	355	0.40	0.30	4.61
DDH-04-073	Litoral Ramo 2	-156	1.50	44	0.02	0.01	0.03
DDH-04-074	Litoral Ramo 2	-215	1.50	93	0.02	0.25	0.10
DDH-04-075	Litoral Ramo 2	-269	1.50	43	0.01	0.08	0.63
DDH-04-076	Litoral Ramo 2	-160	6.29	564	0.16	0.08	1.56
DDH-04-077	Litoral Ramo 2	-231	1.50	22	0.01	0.02	0.42
DDH-04-078	Litoral Ramo 2	-196	1.50	44	0.71	0.01	0.35
DDH-04-079	Litoral Ramo 2	-42	1.94	302	0.71	0.18	0.74
DDH-04-080	Litoral Ramo 2	-209	1.50	150	0.09	0.19	1.01
DDH-04-081	Litoral Ramo 2	-180	1.54	263	0.09	0.36	1.98
DDH-04-082	Litoral Ramo 2	-230	1.50	48	0.02	0.10	0.36
DDH-04-083	Litoral Ramo 2	-185	1.84	814	0.71	0.36	0.71
DDH-04-084	Litoral Ramo 2	-245	1.50	407	0.10	0.36	1.32
13.2. Underground Diamond Drilling
Underground drilling was carried out in two stages, totalling 2,233 metres. The first campaign was directed to test down dip extensions of 6 de Agosto with 8 drill holes totalling 405.30 metres. NQ diameter core was obtained for further logging and sampling. The second campaign was targeting the down dip and extension of Litoral vein. Typical drill holes are oriented to cut across the vein zones at an orientation perpendicular to the local strike of the zones and inclined to intercept the vein at as high an angle as is practical. In these cases the true width is assumed to be the same as the sample length of the vein intercept. In other cases, drilling to greater depths caused veins to be intercepted at less than 90 degree core axial angles. In these cases true widths of the vein intersection was calculated using trigonometry and stated in Table 8b together with drill hole numbers, level of intersection and geochemical results for the mineralized zones.

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Table 8b Summary Data San Vicente Underground Diamond Drill Holes

		HITS AT	RESULTS
DRILL HOLE	STRUCTURE	LEVEL	Trure Width (m)		Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
DDH-99-70-001	Veta Unión	-105	NO SIGNIFICANT INTERCEPTS
DDH-99-70-002	Veta Adela	-75	NO SIGNIFICANT INTERCEPTS
DDH-99-70-003	Veta Adela	-73	2.68	304.0		0.33	0.05	1.89
DDH-99-70-003	Veta Ramo Union	-95	1.02	244.2		0.23	0.03	0.41
DDH-99-70-003	Veta Unión	-90	1.65	2125.4		1.03	0.37	4.99
DDH-99-70-004	Veta Litoral	-80	10.65	355.0		0.16	0.04	2.47
DDH-99-70-004	Veta Adela Ramo-2	-90	3.20	469.0		0.46	0.02	6.91
DDH-99-70-005	Veta 6 de Agosto	-85	0.86	433.3		0.56	0.11	0.37
DDH-99-70-006	Veta 6 de Agosto	-110	4.19	76.4		0.15	0.09	6.85
DDH-99-70-007	Veta Desconocida	-74	0.53	475.0		0.44	0.05	2.48
DDH-99-70-007	Veta Rmo. Adela	-88	0.72	150.5		0.21	0.05	0.94
DDH-99-70-008	Veta Desconocida	-74	0.41	198.0		0.15	0.04	0.58
DDH-9101	Veta Ramo San José		NO SIGNIFICANT INTERCEPTS
DDH-9101	Veta 6 de Agosto	-160	NO SIGNIFICANT INTERCEPTS
DDH-9102	Veta Ramo San José	-173	1.19	626.5		0.16	0.09	0.18
DDH-9101	Veta 6 de Agosto	-260	NO SIGNIFICANT INTERCEPTS
DDH-03-70-009	6 de Agosto	-142	1.71	34.7		0.08	0.08	0.70
DDH-03-70-010	Deseada	-122	0.68	174.0		0.48	0.18	1.88
DDH-04-70-011	Adela		NO SIGNIFICANT INTERCEPTS
DDH-04-70-012	Ramo 6 de Agosto??	-122	0.49	101.0		0.28	0.05	2.00
DDH-04-70-012	6 de Agosto	-135	1.61	74.5		0.24	0.12	7.58
DDH-04-70-013	Adela Rmo -2	-80	1.02	369.8		0.11	1.63	13.41
DDH-04-70-013	Rmo-Ramo Adela	-84	0.31	60.0		0.07	0.04	7.20
DDH-04-70-013	Ramo Adela	-92	0.63	2231.0		0.64	0.02	7.20
DDH-04-70-013	Unión	-107	1.41	314.6		1.90	0.15	1.44
DDH-04-70-014	Unión	-114	2.04	1090.0		0.49	0.02	2.14
DDH-04-70-014	Ramo Unión	-124	0.35	65.6		0.08	0.04	9.13
DDH-04-70-015	Adela		NO SIGNIFICANT INTERCEPTS
DDH-04-70-016	Unión		NO SIGNIFICANT INTERCEPTS
DDH-03-70-017	6 de Agosto	-154	1.37	89.0		0.92	0.18	1.80
DDH-04-30-018	6 de Agosto	-112	0.92	290.0		0.68	0.02	2.41
DDH-04-30-019	6 de Agosto	-150	NO SIGNIFICANT INTERCEPTS
DDH-04-30-020	Rmo San Lorenzo	-32	1.67	163.3		0.94	0.16	3.44
DDH-04-30-020	Vet. Desconocida	-52	1.65	19.6		0.03	0.34	3.30
DDH-04-30-020	Vet. Desconocida	-57	1.69	100.7		0.25	1.01	8.91
DDH-04-30-021	Vet. Desconocida	-36	0.69	324.0		0.24	0.01	1.30
DDH-04-30-021	Vet. Desconocida	-43	1.85	77.2		0.17	0.02	1.80
DDH-04-30-021	Veta Porvenir	-51	0.44	127.0		0.08	0.01	0.36
DDH-04-30-021	Rmo. Arturo	-53	NO SIGNIFICANT INTERCEPTS

30

14.0 SAMPLING METHOD AND APPROACH
In addition to the diamond drilling, a sampling program was started in the mine. An initial 41 channel samples were taken in 4 of the principal structures (6 de Agosto, Adela, Litoral and Unión). The results of the surface drilling showed wider intersections than had previously been mined underground; hence the channel samples were unable to explore the full width of each vein. After this realization, mining work was undertaken to develop small cross section cross cuts (1.5 m by 2.0 m) at a maximum of 75 metres apart along strike in the four veins on levels 0, -30, -70 and -110 in order to explore the full economic width of each vein. Some 5,807 channel samples were taken by COMIBOL and a further 2,449 channel samples taken by PASB. Some of the PAS channel samples replace the COMIBOL channel samples where the vein width is actually greater than was initially thought by COMIBOL.
All underground channel sampling and re-sampling (COMIBOL and PASB) which includes two generation of samples are shown in detail in Appendix C. The first generation includes samples collected from similar locations and the same sample widths as sampled by COMIBOL. The second generation of samples is a selective sampling with variable widths that considers the behaviour (splitting and development of veinlets) of the vein. Data comparison shows variability of results that do not allow a correlation factor to be defined. In many locations it was impossible to precisely reconstruct the COMIBOL sample location and/or the COMIBOL samples never included disseminated mineralization in the hanging or foot walls. Hence COMIBOL samples returned in most cases higher grades over more narrow widths. Both data sets were used in the mineral resource/reserve estimation and treated as two different populations which were superimposed once the grade interpolation was established on each population. Blocks containing only historical sample information have not been included in the mineral reserve estimation and remain in the indicated resource category. A second round of channel re-sampling was completed during 2005 by collecting 2,562 channel samples from different veins and levels. Refer to Appendix C for detailed sample results.
The samples were collected under the supervision of PASB geologists, who ensured the quality of the collected samples, and verified that they were properly labelled; identifying them with an alpha numeric label (i.e. CH-99-30-001, being CH for channel sample, collected in the year 99 in level 30 and finally the sample number). These samples were then transported by PASB personnel to Bondar-Clegg laboratories (now ALS Chemex) in Oruro, Bolivia for sample preparation and analyses.
The typical core sampling procedure was to half-saw the HQ core after descriptive geological and geotechnical logging and core recovery estimation by PASB employees. Half of the core was submitted for analysis to the same laboratories as the underground channel samples, while the remaining half is stored at the San Vicente site. The rock mass at San Vicente is generally good to excellent and diamond drill core recovery on the whole was excellent. There are no core or sample recovery problems which could have materially impacted the accuracy and reliability of the results.
The data used for the estimation of mineral reserves and resources consists almost entirely of drill hole samples and underground chip channel samples from the backs of drifts, the ribs of crosscuts, the backs of stopes and the ribs of raises. The channel samples are taken using hammer and chisel, every 4 metres across the veins in 20 cm wide channels approximately 3 cm deep. Stopes are channel sampled every vertical cut (1.6 metres) on 2-metre centers along strike. Due to the dense and regular nature of the underground channel sample pattern the sample results are representative for this type of polymetallic vein deposit. There is a bias inherent in the COMIBOL methodology to narrower vein widths and higher grades. The methodology used to mitigate this effect is as follows: Ordinary kriging was applied in two phases, first to PAS sampling data only (channels and drill holes) and later to remnant blocks containing data collected by COMIBOL. Variogram models were obtained for each variable and for each vein which has been divided in blocks of 40 x 20 m (strike and dip).
The lithology of the San Vicente Mine area is relatively simple. Included are the fanglomerate facies of the San Vicente formation, which are in contact with Ordovician shales along the San Vicente fault. The fanglomerate consists of poorly sorted conglomerate with clastic sub angular fragments of Palaeozoic sediments cross cut by quartz veins. The matrix is red in colour and consists of iron bearing sandstone. Mineralization is in structurally controlled veins. Sample width is based on visible vein width, which varies

31

from 0.2 metres to 7.5 metres. Wide vein intersections are sampled in several intervals dependant on the visible mineralization changes. In areas where the wall rock shows disseminated mineralization, additional samples were taken in regular intervals from 0.7 metres to 1.0 metres in length.
A summary of samples with grades and measured true widths is shown in Appendix C.
In conclusion, it is Michael Steinmann’s opinion that the sampling method applied at San Vicente by PASB gives representative results and meets industry standards.
15.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY
PASB employees prepared the various drill and channel samples and sent them to commercial laboratories for sample preparation and analysis. None of the sample preparation and analysis done at the commercial laboratories was conducted by an employee, officer, director, or associate of PASB.
Drill hole samples are taken from half cores cut with a diamond saw after the core logging took place. The second half of the core is stored in a secured location on site for cross checks and further analysis. Samples are sent to Oruro (ALS Chemex) or La Paz (SGS) for sample preparation where samples are crushed, split and milled for Atomic Absorption Spectroscopy (“AA”) analysis. The prepared samples are then shipped by the laboratories to their respective Lima facilities and analyzed for Ag, Zn, Pb and Cu. If Ag grades are higher than 500 g/t, a fire assay is performed; if values for zinc are greater than 10%, a titrimetric analysis is performed. During the entire procedure from sampling to analysis, sample security is controlled by PASB employees or by the certified laboratories once samples have been delivered to the Bolivian preparation facilities. Both of these laboratories fulfill the requirement of ISO 9001:2000 standards In addition the SGS laboratory in Lima is accredited for ISO 17025. Both laboratories report assay results by e-mail and by certified paper copy to PASB.
The standard sample flow, preparation, analysis, and database entry consists of the following steps:
1.	PASB geologists make lithologic logs and mark core for assay sample selection.

2.	Core is half-sawed at San Vicente site.

3.	Each half-sawed sample is placed into a plastic bag with sample number and stapled shut (remaining half core is stored in warehouse facility at San Vicente site).

4.	Bagged samples are transported by PASB personnel by light truck to Oruro or La Paz.

5.	ALS or SGS receives core, logs it in, and weighs it as received.

6.	ALS or SGS crushes entire sample to 70% -10 mesh (Tyler Series basis).

7.	ALS or SGS splits sample with riffle splitter down to 1000 grams, retaining the coarse reject until instructed by PASB as to disposition.

8.	ALS or SGS pulverizes the entire split to 85% -200 mesh (Tyler Series basis).

9.	ALS or SGS performs Atomic Absorption (AA) on Ag, Zn, Pb and Cu

10.	ALS or SGS performs a 50 gram fire assay for Ag grades > 500 g/t.

11.	ALS or SGS performs a titrimetric analysis on Zn grades > 10%

12.	ALS or SGS reports assay by email and by paper copy to PASB, both as spreadsheet and as certificate

13.	PASB personnel assign the assay data to hole and depth interval, keying on sample number.

14.	Incremental assay data are combined into a global drill and sampling database.
Historically, no duplicate assays have been systematically performed. QA/QC for drill samples was applied in the second phase drilling starting in the year 2003, including the re-assaying of about 3% of the samples. Comparison of results are shown in Table 8c . (Sample results from check assays from diamond drilling). Check assays were performed on the same samples on pulps by the same primary laboratory and on rejects by a secondary laboratory. In 2007 PASB implemented certified standards as an additional QA/QC control. One standard is submitted in every batch of 20 samples. All of the drilling, sampling and QA/QC programs were conducted under the direct supervision of Pan American’s geology staff. In addition, 21 mineral reserve blocks have been resampled for quality control.

32

In conclusion, it is Dr. Michael Steinmann’s opinion that the San Vicente sampling, sample preparation, security, analytical procedures, and quality assurance program meets industry standards.
Table 8c Diamond Drilling Check Assays

SAMPLES			SILVER			ZINC
SAMPLE	SAMPLE	SAMPLE	1st. Analisis	2nd. Analisis	3rd. Analisis	1st. Analisis	2nd. Analisis	3rd. Analisis
NUMBER	NUMBER	NUMBER	Ag	SGS	CHEMEX	Zn	SGS	CHEMEX
ORIGINAL	SGS-Pulpas	CHEMEX-rechazos	g/t	Pulps	Rejects	%	Pulps	Rejects
7020	30001	7020	1788.0	1706.0	2040.0	0.76	0.76	0.80
7041	30005	7041	8.0	5.2	1.4	0.27	0.29	0.03
7060	30002	7060	8.4	42.4	10.6	0.07	0.08	0.08
7083	30006	7083	33.0	7.2	69.7	0.11	0.12	0.13
7104	30003	7104	344.0	38.8	331.0	0.03	0.03	0.03
7120	30007	7120	3893.0	4014.0	4330.0	18.00	20.90	19.25
7140	30004	7140	13.0	7.2	10.3	0.32	0.35	0.40
7160	30008	7160	203.0	224.0	168.0	0.19	0.26	0.23
7181	30009	7181	3.2	3.2	1.8	0.03	0.02	0.02
7200	30010	7200	1453.0	1446.0	1540.0	1.36	1.36	1.38
7221	30015	7221	42.0	55.6	52.5	1.28	1.44	1.34
7222	30014	7222	23.0	27.2	27.7	0.68	0.80	0.88
7227	30013	7227	4.8	4.8	4.3	0.56	0.56	0.64
7230	30012	7230	45.0	56.8	55.1	0.44	0.48	0.55
7240	30011	7240	4.0	1.0	2.0	0.60	0.60	0.63
7260	30016	7260	1467.0	1997.0	1930.0	6.40	6.71	6.33
7280	30018	7280	12.0	12.3	12.6	1.16	1.20	1.17
7304	30017	7304	173.0	164.6	171.0	0.26	0.28	0.27
7320	30020	7320	39.5	42.5	41.9	6.80	7.03	6.71
7339	30019	7339	2231.0	2227.0	2310.0	7.20	7.13	7.48
7361	30021	7361	15.0	13.2	14.3	0.12	0.16	0.14
7383	30022	7383	185.0	155.7	164.0	2.40	2.45	2.40
7415	30024	7415	1433.0	1490.0	1465.0	2.80	3.29	2.92
7420	30025	7420	62.4	12.4	10.3	0.64	0.69	0.68
7440	30023	7440	110.0	96.4	99.0	0.52	0.66	0.60
7460	30026	7460	27.2	26.5	24.7	0.09	0.11	0.11
7477	7477	30027	500.0	579.0	592.0	3.95	4.00	4.31
7497	7497	30028	7.1	7.0	4.2	0.11	0.11	0.06
7515	7515	30029	130.0	131.0	137.0	0.91	0.93	0.93
7538	7538	30030	4.3	3.3	4.5	0.26	0.25	0.27
7569	7569	30031	101.0	98.0	98.0	5.28	5.29	5.28
7590	7590	30032	256.0	255.0	244.0	16.35	16.00	15.60
7608	7608	30033	677.0	682.0	571.0	9.54	9.47	9.35
7630	7630	30034	20.1	21.0	21.0	1.88	2.09	1.90
7666	7666	30035	192.0	208.0	174.0	5.43	5.43	4.85
7683	7683	30036	3740.0	3757.0	2950.0	1.23	1.34	1.11
7701	7701	30037	625.0	664.0	774.0	0.38	0.38	0.44
7724	7724	30038	36.1	37.0	40.6	0.34	0.33	0.36
7748	7748	30039	876.0	953.0	983.0	0.19	0.19	0.21
7775	7775	30040	776.0	782.0	165.0	0.15	0.15	0.05
7788	7788	30041	9.1	9.0	9.4	0.13	0.13	0.14
7809	7809	30042	107.0		96.0	0.23		0.22
7830	7830	30043	87.2		85.5	0.07		0.07
7853	7853	30044	678.0		630.0	0.77		0.73
7874	7874	30045	2270.0		2160.0	6.60		6.69
7892	7892	30046	90.2		90.3	4.14		3.81

33

16.0 DATA VERIFICATION
Sampling results returning from the laboratories are plotted on level plans and visually checked for outliers. Check samples are plotted against each other for every element analysed. Most of the data verification is done using Data Mine®, commercial mine modeling software Samples are plotted on plans and sections to verify the correct location in the drifts or stopes. Further details about data verification and applied geostatistics are given in Section 19.
PASB performs routine assay data verification by primary and secondary laboratory check sample analyses. In addition, ALS Chemex and SGS perform numerous internal standard determinations and checks.
Historically, no duplicate assays have been systematically performed because this was not a standard procedure for COMIBOL at their operations.
Data analysis and verification evaluations have been performed for the San Vicente mine by Mr. Elmer Ildefonso, Geostatistical consultant to PASB. Mr. Ildefonso is an accomplished expert in mineral resource and reserve model development; however, he is not a Qualified Person. As such, PAS’s Dr. Michael Steinmann has reviewed and verified the work of Mr. Elmer Ildefonso.
17.0 ADJACENT PROPERTIES
There is no information on adjacent properties in this Technical Report.
18.0 MINERAL PROCESSING AND METALLURGICAL TESTING
PASB employed the engineering firm Lyntek Inc, based in Denver, Colorado, to design the process plant flow sheet and to estimate the plant capital costs. PASB provided Lyntek with engineering reports and operating data from the Chilcobija Concentrator when processing San Vicente ore. Detailed below is a summary of the most significant information contained in these sources that Lyntek used in developing the flow sheet for the new concentrator at San Vicente.
1.	Grinding to 65% -200 mesh (80% -150 mesh) provides sufficient liberation for selective flotation of the San Vicente ore.

2.	Bond Work Index = 11.64 KwH/T

3.	Regrinding of the ore is not necessary.

4.	Two stages of cleaning are required for the copper/silver concentrate;

5.	Total flotation times of more than 10 minutes are required in the copper/silver flotation stages;

6.	It is possible to produce zinc concentrate with grades higher than 48% zinc with recoveries approaching 90% depending upon the depression of zinc in the copper/silver flotation stages;

7.	Grinding to 65% -200 mesh (80% -150 mesh) is required for optimum selective separation of the silver, zinc, and copper.

8.	Tests indicate that the Cu/Ag concentrate will recover 80% of the Ag, 73% of the CU, and 17% of the Zn and the Zn/Ag concentrate will recover 12% of the Ag, 16% of the Cu, and 78% of the Zn (pilot test number PS-105).
Mr. Douglas Maxwell, P.E, one of the authors of this Technical Report, has reviewed the foregoing information and approves it. He has determined that in his professional judgement the conclusions reached are sound and approves of and confirms the use of this information.

34

Metallurgical Testwork includes the following:
1.	Determination of Bond Work Index — Universidad Nacional de Igenieria, September 2005.
o	This comminution testing was performed at the Mineral Processing Laboratory of the National University of Engineering — College of Mining, Metallurgical and Geological Engineering located in Lima Peru. The conclusion was that the Bond Work Index = 11.64 Kwh/T. The procedure used was to determine the amount of fines minus 150 mesh generated in each turn of a grinding mill over a number of 100 revolution cycles, with the fines being replaced with fresh sample after each cycle until equilibrium was reached.
2.	Metallurgical Study of the Metallic Minerals at the San Vicente mine conducted at Tecsup Laboratories — Alfredo Vargas, October, 2004.

3.	This study was conducted in Lima, Peru. The objective was to produce silver and zinc concentrates with the highest grades and recoveries that could be reproduced in new plant. Five samples that were provided by San Vicente from different levels of the Litoral and 6 de Agosto veins were crushed separately to 10 mesh, mixed and separated into 1 kilogram samples and stored in a freezer until used. The samples were milled in a laboratory 21 centimetre by 24-centimetre ball mill with a 12 kilogram soft steel ball charge to reproduce industrial conditions. Natural flotation and selective flotation tests were performed.

Metallurgical Study of the Metallic Minerals of the San Vicente mine conducted at Quiruvilca mine, Peru — G. Portales, September 2005.

4.	Additional floatation testwork was performed by A. Vargas, P.E.. The purpose of the testwork was to verify the results of Test 105 in the metallurgical study conducted by A. Vargas. The conclusion of the work was that the test results were confirmed. In order to obtain a representative sample, the 4,500 tonne stockpile at the San Vicente mine was sampled and the size reduced to 1/2 inch. The total weight of the sample was 180 kilograms. The sample had an average head grade of 384 g/t silver, 0.34% copper, 0.12% lead, 5.92% zinc. The flotation testwork was conducted at the Quiruvilca mine who have a long history of production using the flotation process.

5.	Metallurgical Testwork on San Vicente Ore. Carried out in the Metallurgical Laboratory of the National University of Peru, Faculty of Mining, Geological and Metallurgical Engineering. By Julio Uza Teruya, September 2005.

6.	Determination of Work Index, Carried out in the Metallurgical Laboratory of the National University of Peru, Faculty of Mining, Geological and Metallurgical Engineering, by Julio Uza Teruya. September 2005.

7.	Information gathered from 3 phases of toll milling San Vicente ore at Chilcobija mill from 2001 to present, consisting of a 200,00 tonne, 55,000 tonne and a 35,000 tonne program.
Mr. Douglas Maxwell, P.E, an author of this Technical Report, has reviewed the foregoing information and approves it. He has determined that in his professional judgement the conclusions reached are sound and approves of and confirms this information.
A zinc-silver flotation concentrate and a copper-silver flotation concentrate are currently being produced at Chilcobija and in the future will be produced at the new plant.
The zinc-silver concentrate that will be produced in the new mill to be constructed as part of the San Vicente Mine Expansion Project is forecast to average a concentrate grade of 56% zinc and contain 12% of the recovered silver. The amount of zinc concentrate produced each year will vary depending on the zinc head grade with an average at full production of 13,700 tonnes per annum. Zinc concentrates are currently sold under a long-term contract to Trafigura which has been used to establish the economic terms for the zinc concentrate that have been used in the economic model. Deleterious elements are forecast to be below the thresholds that require the payment of penalties.
The copper-silver concentrate that will be produced in the new mill to be constructed as part of the San Vicente Mine Expansion Project is forecast to contain a concentrate grade of 16% copper and to average

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2% silver. At full production, some 3,500 tonnes of concentrate will be produced per annum. Deleterious elements in the copper-silver concentrate include antimony and bismuth and the penalties for these elements are estimated to total $160 per tonne. In order to construct an economic model of the process it has been necessary to make an assumption for the copper head grade. Copper assays have not been routinely taken at San Vicente and therefore no estimate of copper grades in the mineral resource is possible. In October 2006 when it was recognized that the optimum process flowsheet would include producing a copper-silver concentrate, PAS initiated taking copper feed grade assays to the Chilcobija plant. In the seven months since then the copper grade has averaged 0.37% with a low of 0.35% and a high of 0.41%. By back calculating a copper head grade from previous smelter concentrate assays, the copper head grade has averaged 0.4%. For the purpose of modelling of the process, a copper grade of 0.3% has been assumed, however for the purposes of sizing the flotation cells, Lyntek has used a copper grade of 0.4%. As the economic analysis considers only proven and probable mineral reserves, the life of mine revenue from copper has been eliminated from the economic analysis. It is recommended however, that copper be routinely assayed for and eventually included in the resource calculation when sufficient data permits. This process should start in earnest on the construction of the assay laboratory at the new plant site.
Lyntek reviewed flow sheet and mass balance information provided by PAS and provided recommendations for the design of a new process plant. The flowsheet design for the new San Vicente Plant utilizes conventional unit operations, including primary crushing, SAG and ball milling, copper and zinc flotation circuits, thickening, filtration, and tailings disposal. Figure 1-9 provides a drawing of the plant flow diagram.
The design basis for the ore processing facility is an average of 750 dry tonnes per day (DTPD), 35 tonnes per hour, and 270,000 dry tonnes per year (DTPY at 100% utilization) on an operating basis of 360 days per year. Figure 1-10 is a general arrangement drawing showing the process facilities.
Using the results obtained from processing San Vicente ore at Chilcobija and test results from crushing, grinding and flotation tests, Lyntek has designed a plant which they report will achieve the metal recoveries shown in Table 9.
Table 9 Lyntek Recommended Metal Recoveries

		Total % Recovery (2 and 4)
Stream	Grade Range	Ag (2)	Ag (4)	Zn (2)	Zn (4)	Cu (2)	Cu (4)
Zinc	2.8 - 5.92%			80%	90%

Silver	444 - 458.9 g/t	85%	88%

Copper	0.2 to 0.4%					53%	75%

	Recovery by Concentrate (3)
Item	Ag	Zn	Cu
Cu/Ag Concentrate	80%	17%	73%
Zn/Ag Concentrate	12%	78%	16%
Tailings	8%	5%	11%
Notes:

1)	The ore grades vary by sample. The Average Grade for each metal is calculated to be:

Ag = 444 g/t / Zn = 3.8% / Copper 0.38%.

2)	% Recovery from PASB Feasibility Study 2005

3)	% Recovery from A. Vargas Test Report 2004 — Test 105

4)	Lyntek/Vargas projected Recovery values. Chilcobija is currently recovering 86.34% Ag.
The recoveries projected by Lyntek are a considerable improvement over that currently being achieved in the Chilcobija plant; however the data is supported by testwork and as previously stated the Chilcobija plant is in poor condition. The testwork was however geared towards the proven and probable mineral reserve average grade at the end of 2005 (2.38 million tonnes at 436 g/t Ag and 3.82% Zn). At the end of

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2006, the tonnes had increased and the grades decreased to 3.06 million tonnes at 348 g/t Ag and 3.44% Zn. This change was primarily due to the impact of higher metal price assumptions. In order to recognize this change, the recoveries used for the economic assessment used in the report were reduced to the values shown in Table 10.
Table 10 Anticipated Plant Metal Recoveries

		Recoveries Used for
	Ultimate Design Recoveries	Economics in this report
Silver	88%	85%
Zinc	90%	85%
Copper	75%	70%
19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
The mineral resources at the San Vicente mine were estimated by a consultant to PAS, Elmer Ildefonso, under the supervision of Dr. Michael Steinmann, P. Geo. Senior Vice-President of Exploration and Geology for PAS. Following the application of mining parameters, preparation of a mine plan, and an economic analysis, the measured and indicated portions of the mineral resources were converted to proven and probable mineral reserves under the supervision of Mr. Martin Wafforn, P. Eng. PAS’s Vice-President of Mine Engineering. All mineral resources and mineral reserves quoted are estimated in accordance with accepted industry practices, are in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum definitions on Mineral Resources and Mineral Reserves, and are in compliance with NI 43-101.
Block models were constructed in Datamine for the major veins 6 de Agosto, Litoral, Litoral Ramo 2, Unión, Adela, San Lorenzo, Guernica II, Cantera, Artola, San Jose and Deseada veins. These veins were previously identified as having the potential of having wider mineralization and being economically more significant. They were subsequently the focus of the exploration campaigns conducted by PASB and therefore have a more complete data set.
The Project’s database has been used for metals exploration, resource modeling, geotechnical studies, metallurgical studies, and hydrological exploration/studies. The resource models were derived from the following data sets:
•	Diamond core drill hole location, orientation, and assays for both surface and underground drilling

•	Diamond core density determinations

•	Underground channel samples by PAS

•	Underground channel samples by COMIBOL
The underground channel samples were entered into the database as pseudo diamond drill holes with collar co-ordinates, length, azimuth and grade. In many cases, the COMIBOL channel samples did not fully sample the entire width of the structure, focusing instead on the high-grade core of the vein. This contrasted with the samples taken by PAS, where the entire width of the vein out to its economic limits was sampled. In the major veins, the PAS sampling replaced the COMIBOL sampling, however in the minor veins it was decided to use the old COMIBOL data uncorrected. The potential impact of the COMIBOL data to the overall resource calculation (overestimating grades but underestimating tonnes and contained metal in the minor veins) is reduced each year as new channel sample data is added.
A statistical and geostatistical analysis of each vein was conducted. From this analysis, a top cut for each vein was estimated and applied as well as the search radius for resource categorization. A geometric model for each vein was constructed in Datamine that considered the intersections of drill holes and

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channel samples with the vein, the underground and surface surveys, and the geologic interpretation. The method of grade interpolation used was ordinary kriging.
The variography of the samples of each major vein has been reviewed and shows the continuity of the silver and zinc grade distribution to be greater than the current block size of 40 m along strike and 20 m along dip. The following classification scheme has been applied to the resources:
•	Measured resources — 20 m up and down dip with samples on at least one level.

•	Indicated resources — 10 m up and down dip as a continuation of the measured resource blocks. In the case of individual drill hole intercepts with no support from channel samples the indicated resource is for 20 m diameter. This is valid for all veins except Litoral R2 where variography allows 70 m along strike and 30 m up and down dip.

•	Inferred resources — 10 m up and down dip as a continuation of the indicated resource blocks, or an additional 10 m diameter donut outside the indicated resource.
The average specific gravity for the entire deposit had been assumed to be 2.90 in previous resource calculations. Owing to the significantly different base metal grades of some of the veins, it was recognized by PASB that this SG data quality needed to be improved. In order to acquire the data necessary to make this improvement, a sampling and specific gravity measurement program was conducted in 2005. More than 3,800 samples were collected from the different structures in the mine and tested to determine their specific gravity. The results were grouped by vein in order to determine the average specific gravity for each vein that is shown in Table 11.
Table 11 Specific Gravity by Vein

Vein	New S.G.
6 de Agosto	2.81
Union	2.91
San Lorenzo	2.83
Guernica II	2.85
Cantera	2.82
Artola	2.72
Adela	2.71
San Jose	2.64
Litoral	2.81
Litoral Ramal 2	2.81
Deseada	2.72
For the end of 2006 resource calculation, dilution was added utilizing an empirical formula similar to that proposed by T. Alan O’Hara. The formula takes into account the vein width and dip angle when calculating the dilution percentage. The calculated amount of dilution decreases as a percentage as the dip and or the vein width increase. This is consistent with PAS experience in Peru in similar mining and ground conditions. Consideration was given to modifying the dilution formula to increase the amount of dilution for the Litoral Ramal 2 vein where longhole mining will be used. The co-authors reviewed the formulae proposed and concluded that for a mine with such good ground conditions the proposed formula for longhole mining resulted in an excessive amount of dilution and decided to use one formula for the entire deposit. The co-authors recommend that as mining progresses at San Vicente actual dilution measurements be taken that will allow the formula to be modified or replaced based on actual experience. The formula used for calculating dilution is as shown in Table 12.

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Table 12 Dilution Calculation
The minimum mining width at the San Vicente mine is 0.8 m, based on observations and measurements of stopes at the mine the stope miners there have demonstrated their ability to mine down to these narrow widths. After the application of O’Hara dilution, however as all of the blocks were greater than 0.8 metres wide there was no need to apply a minimum mining width restriction to the resource calculation.
As permanent ore pillars must be left for stability and safety as well as other mining losses, a mining recovery factor of 90% has been applied to each blocks tonnage while leaving the grades unchanged. The majority of these losses occur in sill, manway (rib), and crown pillars.
Following the calculation of the diluted tonnes and grade in each block, economic parameters were applied to the measured and indicated mineral resources to calculate the proven and probable mineral reserves. The measured and indicated mineral resources remaining are that portion of the overall resource that have the necessary data density and geologic confidence to be assigned to those mineral resource categories but require improvements in the economic conditions or assumptions in order to convert to mineral reserves.
The first economic parameter applied was a Net Smelter Return (“NSR”) value per tonne. This was calculated for each block by applying metal prices and using the existing and projected smelter terms to derive NSR or Value per Tonne (“VPT”) factors. The concentrates are sold under a contract with Consorcio Minero S.A. (“CORMIN”), a division of Trafigura, under a contract that runs until 2010. The factors and metal prices calculated are shown in Table 13.
Table 13 Resource Metal Prices and Factors

Metal	Price	Factor
Silver	$9.00 / ounce	6.6730
Zinc	$2,100 / tonne	8.9667
The second economic parameter was applied in the overall mine plan by considering the economic merits of each zone to ensure that small isolated blocks that do not justify development are not included in the proven and probable mineral reserves.
The third economic parameter applied was the calculation of a cut off VPT. In consideration of the estimated operating costs and metallurgical recoveries, a cut off VPT of $34 was calculated for shrinkage

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stoping and a VPT of $30 was calculated for longhole stoping. All measured mineral resource blocks with the application of the mining parameters that have a VPT higher than shown above for the respective mining methods were converted to proven mineral reserves. Similarly, all indicated mineral resource blocks that met the requirements above were converted to probable mineral reserves. As all mineral resources must have a potential to be economic, all remaining measured and indicated mineral resource blocks as well as any inferred mineral resource blocks (no inferred mineral resource blocks were converted to proven or probable mineral reserves) with a VPT of less than $17 per tonne were eliminated from the mineral resource summary.
As a final step, and in order to be conservative, the proven and probable mineral reserves were reduced by a further 5% to account for the potential losses that may occur where ore is left behind in stopes. This could be for a variety of reasons such as local poor ground conditions that cause a stope or a part of a stope to be abandoned and/or the inability to recover all of the ore on the walls or between drawpoints. The co-authors recommend that reconciliations be conducted when the mine is in full production in order to calculate the actual mining losses.
In late 2005, a national election in Bolivia resulted in the emergence of a left-wing government. This has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing the oil and gas industries. There is no certainty the government will not take steps to implement such measures targeting the mining industry. Risks of doing business in Bolivia include being subject to higher taxes, and mining royalties, some of which have already been proposed or threatened, revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability. The co-authors conclude that PAS has taken reasonable steps to include the likely taxes that the property will be subject to in the economic model. There are no other known issues relating to environmental, permitting, legal, title, taxation, socio-economic, marketing, political, metallurgical, infrastructure, or other relevant factors that would materially affect the reported mineral resource and mineral reserve estimates reported in this Technical Report.
19.1. Mineral Reserves
The proven and probable mineral reserves at the San Vicente mine as of December 31, 2006 are estimated to be as follows:
Table 14 San Vicente Mineral Reserves

	Proven			Probable			TOTAL
Structure	DMT	Ag (g/t)	Zn (%)	DMT	Ag (g/t)	Zn (%)	DMT	Ag (g/t)	Zn (%)

Stockpiles	44,323	325	3.58				44,323	325	3.58
6 de Agosto	587,248	172	3.46	72,067	114	2.34	659,315	165	3.33
Adela	209449	298	4.01	21,703	277	4.94	231,153	297	4.10
Artola	17,925	203	1.20				17,925	203	1.20
Cantera	150,182	179	3.42	35,517	201	4.04	185,699	184	3.54
Deseada	279,080	237	6.48	52,394	268	7.04	331,474	242	6.57
Guernica II	136,379	665	0.93	40,321	539	1.13	176,700	636	0.97
Litoral R2	146,752	521	3.57	655,143	504	2.08	801,895	507	2.36
Litoral	116,239	410	5.42	96,846	376	2.42	213,085	394	4.05
San Jose	83,164	448	2.39				83,164	448	2.39
San Lorenzo	43,371	395	2.79	2,386	445	2.47	45,756	398	2.77
Union	174,426	352	3.94	93,271	374	4.40	267,697	359	4.10

TOTAL	1,988,538	304	3.85	1,069,647	430	2.66	3,058,185	348	3.44

Notes:

1.	Total grades of silver and zinc are shown before mill recoveries of 85.0% percent for both metals are applied.

2.	PAS’s share is 94.999% of the total mineral reserves.

3.	San Vicente’s mineral reserves have been estimated at a minimum mineralized width of 0.8 metres and at a cut off value per tonne of $34 for shrinkage stoping and $30 for longhole stoping.

4.	The geological model employed for San Vicente involves geological interpretations on sections and plans derived from core drill hole information and channel sampling.

5.	Mineral reserves have been estimated using the O’Hara dilution formula, which typically adds 20% to 50% dilution at zero grade depending on dip angle and vein width.

6.	Mineral reserves have been estimated using a mining recovery of 90% with a further 5% subtracted for other mining losses.

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7.	Mineral reserves were estimated based on the use of longhole stoping in the Litoral Ramal 2 vein and shrinkage stoping in all other veins. The mining and processing rate is assumed to be 750 tonnes per day on completion of the new plant.

8.	Mineral reserves for the principal structures are estimated with a 3 dimensional block model using datamine software. Mineral reserves for minor structures are estimated using polygonal methods on longitudinal sections.

9.	Mineral reserves were estimated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc.

10.	Environmental, permitting, legal, title, taxation, socio economic, political, marketing or other issues are not expected to materially effect the above estimate of mineral reserves.
19.2. Mineral Resources
The measured and indicated mineral resource estimates for the San Vicente mine as of December 31, 2006 are in addition to the mineral reserves and are estimated to be as follows:
Table 15 San Vicente Measured and Indicated Mineral Resources

	Measured			Indicated			TOTAL
Structure	DMT	Ag (g/t)	Zn (%)	DMT	Ag (g/t)	Zn (%)	DMT	Ag (g/t)	Zn (%)
6 de Agosto	94,616	71	1.28	24,332	58	0.90	118,947	68	1.20
Adela	64851	81	0.81	4,950	86	0.58	69,801	81	0.79
Artola	0	0	0.00				0	0	0.00
Cantera	28,015	63	1.51	10,088	83	5.28	38,103	68	2.51
Deseada	14,462	58	2.15	4,252	86	0.98	18,715	64	1.89
Guernica II				8,875	91.49	0.17	8,875	91	0.17
Litoral R2				14,229	81	0.59	14,229	81	0.59
San Jose	18,553	99	0.54				18,553	99	0.54
San Lorenzo	1,271	55	1.53	9,747	129	0.13	11,017	121	0.29
Union	3,186	72	0.38	2,433	22	2.69	5,619	50	1.38
Jesus Maria*				6,490	402	0.14	6,490	402	0.14
Pepitas*				24,720	218	8.71	24,720	218	8.71
Inca*				78,839	455	0.00	78,839	455
Tajos*				62,167	369	0.00	62,167	369
6 de Agosto split 3*				39,994	458	6.39	39,994	458	6.39
6 de Agosto split 4*				32,400	377	4.70	32,400	377	4.70
Guernica I *				11,648	340	2.27	11,648	340	2.27
Arturo*				105,662	207	8.19	105,662	207	8.19
Artola Ramo A*				4,419	358	3.95	4,419	358	3.95

TOTAL	224,953	74	1.15	445,244	294	3.67	670,198	220	2.82

Notes:
1.	PAS reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

2.	PAS’s share is 94.999% of the total mineral resources.

3.	The geological model employed for San Vicente involves geological interpretations on sections and plans derived from core drill hole information and channel sampling.

4.	Mineral resources have been estimated using the O’Hara dilution formula, which typically adds 20% to 50% dilution at zero grade depending on dip angle and vein width.

5.	Mineral resources have been estimated using a mining recovery of 90%.

6.	Mineral resources were estimated based on the use of longhole stoping in the Litoral Ramal 2 vein and shrinkage stoping in all other veins. The mining and processing rate is assumed to be 750 tonnes per day on completion of the new plant.

7.	Mineral resources for the principal structures are estimated with a 3 dimensional block model using datamine software. Mineral resources for minor structures are estimated using polygonal methods on longitudinal sections.

8.	Mineral resources were estimated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc.

9.	Environmental, permitting, legal, title, taxation, socio economic, political, marketing or other issues are not expected to materially effect the above estimate of mineral resources.

10.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

11.	A cut off value per tonne of $17.00 was used for inclusion in the mineral resources.

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Table 16 San Vicente Inferred Mineral Resources

	Inferred
Structure	DMT	Ag (g/t)	Zn (%)
6 de Agosto	66,956	98	2.16
Adela	2108	99	0.62
Artola	0	0	0.00
Cantera	0	0	0.00
Deseada	49,655	255	7.28
Guernica 2	45,982	418	0.82
Litoral R2	212,729	214	1.55
Litoral	74,899	363	2.15
San Jose	0	0	0.00
San Lorenzo	14038	131	0.56
Union	64856	247	3.05

TOTAL	531,223	243	2.34

Notes:

1.	PAS reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

2.	PAS’s share is 94.999% of the total mineral resources.

3.	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether, they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.

4.	The geological model employed for San Vicente involves geological interpretations on sections and plans derived from core drill hole information and channel sampling.

5.	Mineral resources have been estimated using the O’Hara dilution formula, which typically adds 20% to 50% dilution at zero grade depending on dip angle and vein width.

6.	Mineral resources have been estimated using a mining recovery of 90%.

7.	Mineral resources were estimated based on the use of longhole stoping in the Litoral Ramal 2 vein and shrinkage stoping in all other veins. The mining and processing rate is assumed to be 750 tonnes per day on completion of the new plant.

8.	Mineral resources for the principal structures are estimated with a 3 dimensional block model using datamine software. Mineral resources for minor structures are estimated using polygonal methods on longitudinal sections.

9.	Mineral resources were estimated using a price of $9.00 per ounce of silver and $2,100 per tonne of zinc.

10.	Environmental, permitting, legal, title, taxation, socio economic, political, marketing or other issues are not expected to materially effect the above estimate of mineral resources.

11.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Ordinary kriging was applied in two phases, first to Pan American silver sampling data only (channels and drill holes) and later to remnant blocks containing data collected by COMIBOL. Variogram models have been obtained for each variable and for each vein which have been divided in blocks of 40 x 20 m (strike and dip). The blocks have been classified as measured, indicated or inferred based on the relative confidence of the supporting data for each evaluated block.
Mineral resources that are not mineral reserves do not have demonstrated economic viability and therefore were not included in the economic analysis contained in this Technical Report.
20.0 OTHER RELEVANT DATA AND INFORMATION
No other data or information is relevant for the review of the San Vicente Mine Expansion Project.
21.0 INTERPRETATION AND CONCLUSIONS
In the opinion of the co-authors, the diamond drilling and channel sampling information that has been collected is of sufficient quality, density and reliability for mineral resource and mineral reserve estimation.

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The quality assurance/quality control programs are conducted under the direct supervision of Pan American’s geology staff and periodically reviewed and revised by Michael Steinmann, P.Geo.
This Technical Report details the methodology employed and demonstrates why the co-authors conclude that the expansion of the San Vicente mine is technically feasible and economically viable at the assumed metal prices (i.e. based on $9.00 per ounce silver and $2,100 per tonne zinc). It is the opinion of Martin Wafforn P. Eng., Michael Steinmann P.Geo. and Douglas Maxwell, P.E, co-authors of this Technical Report, that the data contained herein is of sufficient quality and reliability to make the conclusions stated.
The economics take into account an increase in the mining taxation rate that has been discussed by the Bolivian government but not yet implemented. The project will provide jobs and economic stimulus to an area that is economically depressed, and can be constructed in and operated in an environmentally sound manner. The project enjoys strong support from the union that represents the current employees at the mine and current indications are that the Bolivian national mining company COMIBOL and joint venture partner in the project will provide support as well. There have been some threats of nationalization of mining projects in Bolivia, however this has not occurred to date and the risk is balanced by the high projected IRR of the project and the relatively small cash outlay that is required when considering the cash benefits that will be received from on-going operations during the construction period.
The results of the metallurgical testwork as well as the previous processing of San Vicente ore at the Vetillas plant and the current processing of San Vicente ore at the Chilcobija plant give the authors a high degree of confidence that the projected metallurgical recoveries of 85% for silver and 85% for zinc will be realized.
The economic analysis calculates an Internal Rate of Return of 22% and capital payback in 2.9 years. The Net Present Value is $23.6 million at a 10% discount rate and is $14.4 million at a 15% discount rate. The undiscounted after tax cash flow is $53.8 million. PAS’s 95% share of the undiscounted after tax cash flow is estimated to be $50.9 million. The Capital Cost is estimated to total $40.5 million in 2007 and 2008. The San Vicente Mine Expansion Project is not sensitive to capital fluctuations of up to 25%.
The life of mine plan presented in this study is based solely on proven and probable mineral reserves. The life of mine plan extends until 2019. Any conversion of the mineral resources to proven and probable mineral reserves and any new exploration discoveries will add to the mine life.
The environmental license for the San Vicente mine is now in the process of being updated to reflect the proposed expansion of the mine, construction of a new processing plant, new tailings facility and associated infrastructure. PAS is committed to developing the San Vicente Mine Expansion Project by minimizing and mitigating environmental impacts in accordance with Bolivian regulations, industry best management practices and its own Environmental Policy.
22.0 RECOMMENDATIONS
The co-authors recommend that the San Vicente Mine Expansion Project should proceed according to the designs and schedules contained in this Technical Report. PAS currently has sufficient cash to develop this project and does not need to arrange for project financing. The next key step will be the award of an EPCM contract for the construction of the new process plant and upgraded infrastructure. The co-authors recommend that the reserve and resource statements presented herein be adopted.
Further the co-authors recommend that the following procedures be followed to enhance further mineral resource calculations:
•	Continue the program of replacing channel samples in the database that do not sample the full economic width of the deposit. The purchase of a small compressed air powered diamond drill would assist with this.

•	Analyse all future channel and diamond drill hole samples for copper grades.

•	When the San Vicente Mine Expansion Project is complete, conduct regular reconciliations of the mineral reserves to the mill actual results. This combined with actual dilution and ore loss observations underground will allow the resource and reserve assumptions to be optimized.

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•	It is recommended that additional water supply wells be drilled to ensure a more plentiful supply of water.
The agreement with COMIBOL stipulates that this construction must be completed within 18 months of approval by COMIBOL of an engineering report that was presented to them (the permission was received in July 2007).
23.0 REFERENCES

Report
Assessment of Borrow Sources for concrete Aggregates — Worley, Parson , Komex April 4, 2007
San Vicente Mine Site D Tailings Facility Preliminary Design — Worley, Parsons, Komex April 12, 2007
Interim Report Geotechnical Engineering Assessment of the Proposed Process Plant — Worley, Parsons, Komex January 22, 2007
Evaluation of Water Sources for the San Vicente Mine — Worley, Parsons, Komex October 31, 2006
PASB Internal Report Updating COMIBOL on Project power supply — E. Robles January, 2007
Shaft and Hoist Review and Recommendations — Dynatec Mining Corporation October 19, 2005
Metallurgical Study of the Metallic Minerals at the San Vicente Mine conducted at TECSUP lab, Lima, Peru- A. Vargas October, 2004
Metallurgical Study of the Metallic Minerals at the San Vicente Mine conducted at Quiruvilca Mine, Peru- G. Portales September, 2005
Determination of Bond Work Index — Universidad Nacional de Ingeniería, September, 2005
Numerous correspondences and reports — Estudios Mineros latest in May, 2007
Preliminary Design and Evaluation of Alternate Tailings Disposal Sites — Komex October 28, 2005
Electrical Project of San Vicente (Upgrading transmission lines and sub-stations) — Alicon SRL August 29, 2005
Upgrading existing electrical facilities — Empresa de Servicios Eléctricos
Feasibility Study Report San Vicente, Bolivia — Lyntek Inc. October, 2006
Basic Engineering Interim Report San Vicente, Bolivia — Lyntek Inc. December, 2006
24.0 DATE
The information in this report is current as of June 6, 2007.
25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
25.1. Underground Mine Operations
Estudios Mineros, a third party Peruvian engineering company, completed the San Vicente mine plan. Martin Wafforn, who is a co-author of this Technical Report, has reviewed and determined, in his professional judgement that the mine plan and other work performed by Estudios Mineros discussed in this section 25 is sound and that this mine plan be adopted. The plan is based on providing 750 TPD of ore to the new mill that will start up in mid 2008 and ramp up production throughout the remainder of 2008 and early 2009. Included in the plan is the provision of 105,850 tonnes in 2007 and a further 100,000 tonnes of ore to the Chilcobija mill in 2008. The planned processing of 100,000 tonnes of ore at Chilcobija in 2008 remains subject to obtaining approval under the joint venture agreement with COMIBOL. At the end of 2006 there was an ore stockpile containing 44,000 tonnes at the San Vicente mine site that is available for processing over the start up and commissioning period.

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All of the proven and probable mineral reserves totalling 3.06 million tonnes grading 348 g/t silver and 3.44% zinc are planned to be mined over a mine life that extends until 2019. The mine plan does not include any of the measured, indicated or inferred mineral resources or any possible mineral reserve additions that may occur in the future through exploration.
The plan comprises a continuation of the current shrinkage mining method for the narrow vein deposits that have been mined at San Vicente for many years. Figure 1-5 shows a longitudinal section of a typical shrinkage stope at the San Vicente mine. The wider Litoral Ramal Dos deposit that was discovered over the course of the past 4 years will be mined using a longhole mining method and mechanized equipment. Over the course of the life of mine, longhole mining is expected to account for some 26% of the production tonnage. Figure 1-6 shows a longitudinal section of the modified Avoca longhole mining method that will be used.
The existing mine was designed and built to extract steeply dipping narrow veins using conventional shrinkage stoping. Track levels are established at 30 to 40 metre intervals and include the +70, +35, 0, -30, -70, and -110 levels. For reference the 0 level is at an elevation of 4,440 m above sea level. The main accesses to the mine are via the San Jose adit at the 0 level and the San Juan Adit on the -30 level.
A vertical shaft (Pelayo shaft) extends from surface through the 0, -30, -70 and -110 levels. This shaft has 2 in-balance 1.5 tonne skips and hoists ore from the lower levels to the 0 level where the ore is trammed in rail cars to an ore dump on surface. Dynatec and Spencer Engineering have been retained to replace the existing Allis-Chalmers main production hoist with a refurbished CIR hoist. This work will include replacement of the small headframe as well as strengthening the shaft installations. Although safety was the main reason for replacing the existing hoist, the new hoist will have additional capacity and have the capability to be used in the event of a future shaft deepening program. A separate inclined shaft starts from underground at the -30 level and extends down to the -110 level. Ore hoisted up this shaft is trammed to an ore dump on surface in rail cars via the -35 level. Existing track drift dimensions are 2.4 metres by 2.3 metres restricting the size of mine cars and locomotives to 40 cubic feet and 6 tonnes respectively.
The vertical and inclined shafts will hoist all of the production from the shrinkage stopes in the plan to surface. In order to transport the longhole stoping ore to surface, it is planned to develop a ramp from surface to access the Litoral vein with the company owned conventional trackless mining equipment. The ramp will be driven at a grade of minus 12%, at a section profile of 4.5m (wide) by 4.0m (high). Total planned ramp length to the -220 level is 2.5 kilometres. The ramp will connect with the existing tracked development at the -70 and -110 levels in order to be used as part of the ventilation circuit and to provide a large amount of flexibility as an alternate route for escape and for hauling ore and waste to surface. The box cut for the ramp has now been completed and a mine contractor will start development in July 2007.
The shrinkage method that is used at San Vicente does not require backfill of the mined stopes. Broken ore is retained in the stopes to provide a platform for the miners to work off of, with the swell of the broken ore removed after each blast in a set pattern so as to avoid the development of dangerous voids within the broken rock pile. A projection of the shrinkage stoping method is shown in Figure 1-5. The ground conditions in the vein ore bodies are considered good, in fact, the co-authors have observed stopes at the San Vicente mine that have stood open for many years and remain in good condition. The San Vicente miners are experienced in shrinkage stoping and are expected to continue to do an excellent job in recovering the ore body with minimal dilution.
Shrinkage stopes are designed to be 40 m along strike with a vertical interval of either 30 m or 40 m depending on the location in the mine. Level development is all in ore except where development is done between vein systems or in waste areas of vein systems. Timber chutes for extracting the ore are constructed above the track drift. Raises are developed in ore on each side of the stope that are timbered to provide access as the stope progresses up dip. Vertical 2.0 m wide rib pillars are left between stopes and a horizontal 4.0 m thick crown pillar is typically left under the track of the level above (wide shrinkage stopes require a thicker pillar). Productivity varies greatly depending on the width of the vein being mined and the cycle of the stope (as 2/3rds of the ore is retained in the stope during the drilling and blasting phases). The operating cost for shrinkage stoping (excluding energy costs) is estimated from historical

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data to be $15.50 per tonne, an allowance of 10% has been added to this amount due to price escalations that are occurring in the industry for a total of $17.05 per tonne.
All ore production in 2007 and 2008 will be provided by shrinkage stoping, while the longhole areas are being developed and the mine works up the learning curve with the new longhole mining method.
The discovery by diamond drilling of the extension of the Litoral vein has provided a wide and high grade addition to the mines proven and probable reserve. PASB determined that a significant portion of the mineral reserve is amenable to longhole mining warranting the introduction of longhole mining methods. Longhole mining should result in a reduction in mining cost, compared to shrinkage mining, (Table 17) and will allow a higher mining recovery of the wider ore zones than could be achieved through shrinkage. The shrinkage method requires more permanent ore pillars to ensure stability of the stopes and safety of the miners.
The longhole cost per tonne of $11.34 was calculated by PAS in Vancouver using a first principles estimate. Assumptions were made for units of work such as tonnes per metre drilled, productivity, mobile equipment maintenance requirements and the cost of consumables from suppliers in Bolivia, Peru, Argentina and Canada. A unit cost was calculated for each of the primary activities of development, longhole drilling, longhole blasting, mucking, backfilling, and truck haulage. These estimated unit costs were consolidated with the estimates for units of work in order to arrive at a cost per tonne for longhole mining. The operating cost estimates all assume a company workforce.
Table 17 Mining Method — Cost per tonne

Mining Method	Op. Cost (US$/tonne)	Escalation	Model US$/tonne
Shrinkage	$15.50	10%	$17.05
Longhole	$11.34	10%	$12.47
In June 2006, PASB purchased mechanized equipment from Atlas Copco conjunctively with a maintenance service contract from the supplier. With a positive decision to proceed with the project, the only mechanized equipment remaining to be purchased are two underground trucks. All scoops were purchased with remote control packages to allow the maximum safe extraction of ore from longhole stopes. A listing of the mechanized equipment is as follows in Table 18:
Table 18 Mechanized Equipment

		Number	Cost	Total
Equipment Type	Model/Capacity	Required	Each	Cost	Status
Scooptram — LHD	ST-3.5G (3.5yd3 Bucket)	2	$375,000	$750,000	purchased
Scooptram — LHD	ST-2G (2.0yd3 Bucket)	1	$240,000	$240,000	purchased
Longhole Drill (production)	AC281	1	$320,000	$320,000	purchased
Jumbo Drill (development)	H253 single Boom 16’	1	$380,000	$380,000	purchased
Haulage Truck	AC2010 20-tonne capacity	2	$335,000	$670,000	included in capital
				$2,360,000
PASB has invested $1.69 million in mechanized equipment required to start the Litoral decline which will access the Litoral vein. The capital estimate made for the economic model in this report contains $670,000 in capital to purchase two 20 tonne underground low profile haul trucks.
A cost savings of $4.58 per tonne is estimated for longhole mining as compared to shrinkage mining. When applied to the 800,000 tonnes that are planned to be mined using longhole mining methods a $3.7 million LOM savings results. This operating cost savings combined with increased safety from a non-entry mining method and increased ore recovery justifies the capital expenditure of $2.36 million for longhole equipment. Although not included in this report or analysis there is some potential that the longhole mining equipment will have significant use beyond the current known mineral reserves.

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Initial planning considered utilizing longhole mining for all vein structures with a width of greater than 3 metres, a dip greater than 60° and a Rock Mass Rating (RMR) greater than 50. Areas of the Litoral Ramal 2, Litoral and 6 de Agosto veins met these criteria. However, in order to simplify the long-term development and planning it was decided to apply longhole techniques in the Litoral Ramal 2 vein only. Opportunities do exist for cost savings by applying longhole in portions of vein structures as the mining and mine planning progresses.
The longhole mining method selected is a modification of the Avoca method. This low cost mining method is applicable to the ore geometry at San Vicente and particularly to the good ground conditions. Figure 1-6 shows the modified Avoca method intended to be used. Sub levels are to be developed off of the planned decline at 20 vertical metre intervals and used as access for long hole drilling of the block below; backfilling of the block below with unconsolidated waste, and for mucking ore from the block above.
Levels and sub-levels will be developed off the ramp as the ramp passes the designed elevations. This will provide additional working faces to increase productivity of the trackless equipment. Levels are designed at -70, -110, -150, -195 and -220 levels. A 3.8m (wide) and 3.8m (high) haulage drift will be driven in waste in the footwall. Drawpoints will connect the haulage drift with the ore drive. The ore drive will be at a profile of 3.0m (wide) and 3.0m (high) and provide the platform for the longhole drill. Ore from the ore drives will be transported to the mill for processing and therefore are operating costs and not included in the initial capital cost estimate. Broken ore will be extracted from the stopes from the level below with remote control scooptrams.
In order to arrive at a production and development schedule, Estudios Mineros summarised all of the proven and probable mineral reserve blocks by vein and by level. The blocks were then scheduled in a systematic manner in order to meet the expected production requirements of first the Chilcobija mill and later the new mill that will be built at San Vicente. In order to confirm the scheduling logic of the plan the stopes were sequenced on level plans and colour coded by year of mining. The life of mine development requirements were identified in a similar manner. The life of mine plan is summarized in Table 19.
Table 19 Life of Mine Plan

	2007	2008	2009	2010	2011	2012	2013
Mining Shrinkage	101,527	141,242	197,808	180,007	143,996	144,004	144,008
Mining Longhole	—	—	36,038	90,000	126,003	126,000	126,000
Total Mining	101,527	141,242	233,846	270,007	269,999	270,004	270,008
Opening Stockpile	44,323	40,000	29,492	88	95	94	98
Processing Chilcobija	105,850	100,000	—	—	—	—	—
Processing New Plant	—	51,750	263,250	270,000	270,000	270,000	270,000
Total Processing	105,850	151,750	263,250	270,000	270,000	270,000	270,000
Silver Grade (g/t)	289	340	324	365	393	398	402
Zinc Grade (%)	3.80	3.74	3.84	3.59	3.48	3.42	3.11

	2014	2015	2016	2017	2018	2019
Mining Shrinkage	144,001	144,049	223,554	270,068	238,070	139,040
Mining Longhole	126,000	126,000	46,449	—	—	—
Total Mining	270,001	270,049	270,003	270,068	238,070	139,040
Opening Stockpile	106	107	155	158	227	—
Processing Chilcobija	—	—	—	—	—	—
Processing New Plant	270,000	270,000	270,000	270,000	238,296	139,040
Total Processing	270,000	270,000	270,000	270,000	238,296	139,040
Silver Grade (g/t)	397	385	316	283	287	251
Zinc Grade (%)	3.02	2.95	3.41	3.52	3.56	3.75

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25.2. Recoverability
Mineral processing and metallurgical testing are discussed in section 18. This section 25.2 provides additional information on the recoverability of the valuable metals and the amenability of the mineralization to processing by describing the design of the process that will be used to recover the valuable metals.
For calculation of the amount of copper silver concentrate to be produced, a copper weight of 0.3% has been used as an average head grade for the San Vicente ore for the life of the mine. Chilcobija operational data indicates that there could be closer to 0.4% copper in the ore even after losses of copper to the tailings. However, in order to ensure that the economic analysis is based solely on proven and probable reserves, the value of the copper produced has been reduced to zero by setting the revenue for copper to $0. This is a very conservative method of estimation as the analysis includes smelting and refining charges for the copper content in the copper-silver concentrate. Lyntek was been directed by PASB to use an average head grade of 0.4% for copper for design purposes only, as is indicated in the Design Criteria. The flotation circuits were sized conservatively in order to account for any changes in grade of the desired mineral values in the San Vicente ore as well as any vagaries in the operating characteristics of the concentrator.
Process Design Criteria
Comminution Circuit: The purpose of the Comminution Circuit is to crush/grind the ore to the desired particle size in order to obtain optimum flotation and recovery of the desired mineral values in the downstream Flotation Circuits.
The use of either a SAG Mill/Ball arrangement as well as a Two-Stage Crushing/Ball Mill arrangement to perform the comminution of the San Vicente ore was investigated. It was found that the two stage crushing circuit would have required a third stage crushing plant, hence the decision was made to proceed on the basis of a SAG Mill/Ball Mill arrangement.
The circuit will utilize a 800 mm x 550 mm Primary Jaw Crusher and a 14’ x 5’ SAG Mill, which produces as system discharge of F100 = 10 mesh particles as feed to a 9’ x 14’ Ball Mill that is equipped with a 500 Hp motor.
Lyntek used a design tonnage of 35 metric tonnes per hour (MTPH), a Bond Work Index = 11.54 KwHrs/Tonne, and the desired P80 = 105 microns Ball Mill discharge to the flotation circuit and contracted two prominent equipment vendors (Metso Minerals and Outokumpu) to provide a recommended size for the SAG Mill/Ball Mill circuit for this project. Both vendors recommended the size for the SAG Mill to be 14’ Diameter x 5’ long and the size for the Ball Mill to be 9’ diameter x 14’ long. This recommendation has been reviewed and confirmed by Mr. Douglas Maxwell. Both the SAG Mill and Ball Mill will be equipped with 500 Hp drives. A flow of 35 MTPH is equivalent to a capacity of 756 metric tonnes per day (MTPD) at a concentrator availability of 90%.
Outokumpu (now Outotec Technologies) was asked to conduct a milling analysis for a 9’ Diameter x 12’ Long Ball Mill that was being considered rather than the previously selected 9’ diameter x 14’ ball mill given the Bond Work Index = 11.54 KwHrs/Tonne and the desired discharge particle size of P80 = 105 microns. Outokumpu determined that the 9’ diameter x 12’ long ball mill would be capable of only processing 32 MTPH rather than the desired 35 MTPH and so this option was rejected.
A Regrind Mill was not included into the comminution circuit as Lyntek estimated that the Primary 9’ x 14’ Ball Mill will be able to produce a particle size of P80 = 74 microns. This will also result in 62% of the particles being -53 microns and approximately 55% of the particles being -37 microns. This particle distribution data is contained in the “Determination of Work Index” Report of September 2005. This particle sizing would release the majority of the locked Zn particles so that the Cu/Ag flotation concentrate will now have less Zn and be much cleaner and would not report to a regrind circuit; thus a Regrind Mill is not required.
Flotation Circuits: The purpose of the Flotation Circuits is to separate the economic metals from the waste rock and to separate the metals into saleable concentrates.

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Lyntek has relied upon the information and data in the following test reports in order to develop the proposed flowsheet: (a) Alfredo Vargas’ 2004 Test Report, Test No. 105; (b) Guillermo Portales’ 2005 Test Report; and (c) Chilcobija Concentrator Operating Data when processing the San Vicente ore. The Material Balance for the proposed flowsheet is based upon the laboratory test data from both A. Vargas’ test report and G. Portales’ test report as well as Lyntek’s experience in designing similar mineral processing concentrators. The flotation circuit design and selection of individual flotation cell volume is based upon the laboratory test data from both A. Vargas’ test report, G. Portales’ test report and a review of the Chilcobija operating data when processing the San Vicente ore. Mr. Douglas Maxwell has reviewed these reports and using his professional judgement has determined them to be sound and agrees with the adoption of the results. The flotation circuit design and flotation cell selection is also based upon Lyntek’s professional assessment of the flotation requirements to process the San Vicente ore. The flotation circuits have been sized conservatively in order to provide for upsets and increased flow from the upstream Comminution Circuit.
The flotation circuits have also been designed to provide for ease of operation by plant personnel. Additionally, the flotation cells have been selected to be as maintenance-free as possible while also providing for optimum metallurgical performance and equipment service and wear life. Both the flotation circuit design and equipment selection incorporate many years of flotation experience and knowledge as well as many years of concentrator trouble-shooting experience.
A single “Flash Float” or “Pre-Float” was included in order to take advantage of the natural flotation of desired values contained in the San Vicente ore. This initial flotation process should improve the overall recovery of these desired values while also decreasing the use of reagents to process the ore.
The flotation circuit design will include the following flotation circuits:
1.	“Flash Float” or “Pre-Float” Circuit;

2.	Bulk Cu/Ag Flotation Circuit; and

3.	Bulk Zn/Ag Flotation Circuit.
The “Flash Float” or “Pre-Float” Flotation Circuit will be one single conventional Flash Flotation cell The Flash Flotation concentrate will report directly to the Cu/Ag concentrate thickener and the Flash Flotation tailings will report to the conditioner for the Bulk Cu/Ag Rougher Flotation Circuit.
The Bulk Cu/Ag Flotation Circuit will consist of the following flotation stages:
1.	Cu/Ag Rougher Flotation using conventional flotation cells;

2.	Cu/Ag Scavenger Flotation using conventional flotation cells;

3.	Cu/Ag 1st Cleaner Flotation using conventional flotation cells; and

4.	Cu/Ag 2nd Cleaner Flotation using conventional flotation cells.
The Cu/Ag Rougher flotation concentrate will report to the 1st Cleaner Flotation, the 1st Cleaner flotation concentrate will report to the 2nd Cleaner Flotation and the 2nd Cleaner flotation concentrate will report to the Cu/Ag concentrate thickener. The Scavenger Flotation concentrate will report back to the Ball Mill feed and the Scavenger Flotation tailings will report to the Zn/Ag conditioner for the Bulk Zn/Ag Rougher Flotation Circuit.
The Bulk Zn/Ag Flotation Circuit will consist of the following flotation stages:
1.	Zn/Ag Rougher Flotation using conventional flotation cells;

2.	Zn/Ag Scavenger Flotation using conventional flotation cells;

3.	Zn/Ag 1st Cleaner Flotation using conventional flotation cells;

4.	Zn/Ag 2nd Cleaner Flotation using conventional flotation cells; and

5.	Zn/Ag 3rd Cleaner Flotation using conventional flotation cells.

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The Zn/Ag Rougher Flotation concentrate will report to the 1st Cleaner Flotation, the 1st Cleaner flotation concentrate will report to the 2nd Cleaner Flotation, the 2nd Cleaner flotation concentrate will report to the 3rd Cleaner Flotation, and the 3rd Cleaner Flotation concentrate will report to the Zn/Ag concentrate thickener. The Scavenger Flotation concentrate will report to the feed to the Zn/Ag Rougher Flotation and the Scavenger Flotation tailings will report to the Tailings thickener.
The same size flotation cells (300 cubic feet (8.5 cubic metres) and 24 cubic feet (0.68 cubic metres)) were selected in both the Cu/Ag and Zn/Ag flotation circuits in order to have a commonality of flotation cell sizes for operating personnel to understand the operating and maintenance characteristics as well as to have a commonality of spare parts for both maintenance and inventory purposes at San Vicente.
All flotation conditioners have been sized at 10’ Diameter x 10’ Deep (3m x 3m) in order to provide for a minimum of 10 minutes of conditioning time for the particles within the slurry. Each conditioner will also provide for high-intensity conditioning of the slurry particles in the slurry with the reagents via a two- propeller mechanism to assure that the mineral particles are coated with the reagents. Each conditioner tank will be designed with an “up-comer” (vertical trough) outlet in order to prevent short-circuiting of the conditioning reagents as well as to assure the conditioning of the mineral particles. The “up-comer” will rise about 5 inches above the slurry surface within the conditioner and extend downward into the conditioning tank to about one foot above the tank bottom so that all conditioned slurry within the tank will be forced to exit from the bottom of the conditioner.
Thickeners and Filtration circuits: The purpose of the Thickeners and the Filtration circuits are to provide solid — liquid separation in order to provide target moisture contents for saleable concentrates and for pumping tailings to the tailings storage facility.
The information provided in the Alfredo Vargas’ 2004 Test Report was relied upon to size both the thickeners and the filters. When test data was missing, Lyntek relied upon professional in-house experience as well as Vendor personnel experience in order to size and select the proper equipment. Both the thickeners and the filters have been sized conservatively in order to provide for optimum dewatering performance as well as to allow for ease of maintenance and equipment longevity.
High-rate thickeners have been selected for use at San Vicente in order to minimize the diameter of the thickener tanks that are required for the process. This also decreases the ground area required outside the plant building for locating the concentrate thickeners. The Cu/Ag and Zn/Ag concentrate thickeners have both been specified to be 20 ft. in diameter. The tailings thickener that will be located on the outside of the building has been specified to be 50 ft. in diameter. All thickeners have been sized conservatively in order to account for any upstream upsets as well as any increase in mineral values within the ore body.
Membrane filter presses have been selected for use in the San Vicente concentrator to allow for adequate dewatering at high altitude. Two filter presses will be installed; one for the Cu/Ag concentrate and the other for the Zn/Ag concentrate. At average mine head grades, approximately 40 tonnes per day of Zn/Ag concentrate and approximately 10 tonnes per day of the Cu/Ag concentrate will be produced.
Process Water and Reagents: Process water and reagents are required for the operation of the circuits within the process plant.
Refer to Table 5 and Section 7.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography for a complete description of the proposed water sources and the water requirement for the San Vicente concentrator.
Reagents used in the concentrator will be a combination of frothers, collectors, depressants, pH adjusters(lime) and flocculants.
General Plant Design Philosophy
It was agreed during several meetings between Lyntek, PAS and PASB that a simple process design with a limited amount of instrumentation would best suit the location of the concentrator as well as the fit with the basic design philosophy. This simplified design philosophy has been utilized by Lyntek throughout the design process for the San Vicente concentrator.

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Automation within the plant will be kept to a minimum in order to maintain a simple yet efficient plant. An automated belt scale and feeder will control the ore feed rate to the concentrator and automated samplers will be installed in the various circuits within the concentrator to obtain samples of the plant feed, concentrates and tailings. At this time, it is not considered necessary to fully instrument the plant. All pumps and cyclones will be equipped with pressure gauges for local display to be viewed by the operators. A PLC room has been incorporated into the building design for the instrumentation that will initially be installed as well as for use in the future for continued upgrading of the plant if more automation is justified.
25.3. Markets
Prices for the metals that San Vicente produces have been robust for the last three years, after several years of prolonged weakness. Factors contributing to the recovery in metal prices include demand resulting from strong industrial growth in China, weakness in the US dollar and supply concerns due to under-investment in new production capacity. PAS anticipates that these factors will continue to support prices during 2007 and that the long-term fundamentals for metal prices are positive.
The metal prices used in the mineral reserve calculations and the life of mine plan are considerably lower than the current market prices. Higher metal price assumptions in a range between the mineral reserve prices and the current market prices would positively affect the cash flow in the life of mine plan, but an increase to the mineral reserves would not be significant.
Contracts for the sale of concentrates from the San Vicente mine and from the San Vicente Mine Expansion Project are currently in place. The sale of metal concentrates to smelting companies and metal traders is a common practice in Bolivia and there is an active and competitive market for the concentrates that is expected to continue. PASB with the assistance of PAS intend to negotiate the sale of future concentrates directly with metal trading or smelting companies and do not intend to use agents to assist with this.
25.4. Revenues
The San Vicente mine will produce a zinc-silver and a copper-silver concentrate. Contracts are currently in place for these concentrates until the end of 2010. The concentrates are being sold under an agreement with Trafigura and their trading company Cormin. Both the zinc-silver and the copper-silver concentrates are taken by truck and rail to the port of Antofagasta in Chile for shipment. The smelter terms and conditions used in the economic model are assumed to be the same as those that are currently in place. Although San Vicente has historically received revenues from copper, as there is insufficient data to estimate the copper grade of the mineral reserves or mineral resources, the assumption in the economic analysis is that copper revenue will be zero. The model is not sensitive to reasonable changes in concentrate smelting charges. The assumptions for smelting the concentrates are considered by the co-authors to be reasonable and within industry norms.
25.5. Environmental Considerations
The environmental license for the San Vicente mine is now in the process of being updated to reflect the proposed expansion of the mine, construction of a new processing plant, new tailings facility and associated infrastructure.
The existing license only contemplated the operation of the mine where the ore was processed off site by EMUSA at the Chilcobija plant under a toll milling contract. The existing environmental license also included the provision for all tailings produced from the processing of San Vicente ores at the Chilcobija plant to be permanently stored at a tailings facility near the plant. The responsibility for the design, operation and permitting of this tailings facility was part of the responsibilities of EMUSA under the terms of the toll milling contract.
PASB contracted the Bolivian consulting firm of Minco to carry out an environmental baseline study, ALBA, (as they are know for the acronym in Spanish) in 2001. Between 2001 and the present, this

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baseline information has been complemented with semi-annual monitoring of air, soil and water quality parameters at various monitoring locations in the vicinity of the San Vicente mine. This existing information will be further complemented by a further round of sampling to establish the baseline conditions for the proposed expansion of the San Vicente mine.
Minco is currently in the stage of preparing the Environmental Impact Study, EEIA, as it is known under Bolivian legislation, for submittal to Bolivian environmental authorities. The main incremental impacts resulting from the proposed expansion of the mine are related to:
•	Construction of a new tailings facility in a tributary to the San Vicente River, downstream of the mine;

•	Construction of a new processing plant on the south side of the San Vicente river valley between the proposed location of the tailings facility and mine;

•	Increased groundwater use in the new plant; and

•	Wasterock storage from mine development.
PAS is committed to developing the San Vicente Mine Expansion Project by minimizing and mitigating environmental impacts in accordance with Bolivian regulations, industry best management practices and its own Environmental Policy.
A closure cost estimate was conducted by the PAS environmental department at the end of 2005, the remediation and reclamation cost estimate for the San Vicente Mine Expansion Project is shown in Table 20. There is no requirement to post a bond for a portion of the estimated costs.
The unit costs used in the estimate were based on experience gained at other mining projects and are generally accepted in the mining industry. For the economic assessment of the San Vicente mine presented in this report, PAS has escalated the closure cost estimate by 10%. The assumptions used in the preparation of the closure cost estimate are as follows:
•	Final closure requirements will be optimized and updated as the operation proceeds.

•	Cyanide destruct will not be required to treat tailings pond solution (although the San Vicente process plant will utilize a flotation process and not a cyanide process, there will be a small amount of cyanide used as a reagent in the flotation process).

•	The tailings pond area will be capped with approximately one (1) metre of soil material and revegetated to limit infiltration during precipitation events.

•	The mill area as well as other infrastructure will be reclaimed by removing all equipment, removing/demolishing all buildings and foundations, grading, and revegetating.

•	When possible waste dumps will be stabilized to a 2/1 slope and revegetated.

•	Underground adits/portals/etc. will be bulk headed for hazard abatement.

•	Drainage from the underground will not require active treatment. Instead a passive system will be utilized.

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Table 20 San Vicente Closure Cost Estimate

				Cost Estimate
Area	Hectares	Acres	Cost Basis	(USD)
Tailings Area	15	33.9	Based on $10K/acre. Includes placement of cover, recontouring, and revegetation.	$339,000
Waste Dump	5	11.3	Based on $2.7K/acre. Includes stabilization, recontouring and revegetation	$30,510
Underground	N/A	N/A	Three adits/3 vent raises @ $25K/adit or shaft.	$200,000
Decommissioning	N/A	N/A	Approximately $.25/dollar of the capital amount ($5,000,000)	$1,250,000
Roads
Mine	10	22.6	Based on $1.5K/acre.	$33,900
Access	10	22.6	Based on $1.5K/acre.	$33,900
Post Closure Monitoring
Surface and Ground Water	N/A	N/A	Monitoring (sampling/analysis) on a bi-annual basis for three (3) years. ($20K/year)	$60,000
Tailings Area	N/A	N/A	Monitoring (sampling/analysis) on a quarterly basis for three (3) years. ($20K/year)	$60,000

Sub Total (Direct)				$2,007,310

Add Ons
Engineering (15%)			Approximately 15% of Direct Costs	$301,097
Administration (15%)			Approximately 15% of Direct Costs	$301,097
Contingency (15%)			Approximately 15% of Direct Costs	$301,097

Sub Total				$903,290

TOTAL CLOSURE COSTS				$2,910,600

			Add Escalation to 2007	$3,210,000

A salvage value for the equipment at the mine and new process plant has been estimated to be $2,500,000 based on the value of the mobile and plant equipment that will be at the mine. In the economic analysis, the closure costs are expended in 2019 and 2020, while the salvage value is realized in 2020.
25.6. Exploration Expenditures
The mine plan and economic model presented in this report are based on proven and probable mineral reserves only. The exploration expenditures on these mineral reserves have already been made. As no mineral resources or other potential have been included in the plan and no accounting has been made of their value, no exploration expenditures have been included in the economic analysis.
25.7. Taxes
The following is a summary of the Bolivian taxes used in the San Vicente feasibility study economic model. Due to the fact that the current Bolivian government has been proposing substantial changes to the current tax laws, the latest proposed changes to the tax law have been incorporated in the economic model.

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Mining Royalty (used in economic model)
1.	The new mining royalty has rates similar to the current ICM tax (between 1 and 6%)

2.	The royalty is applied to gross metal value (before smelting and refining charges) and rates based on sliding scale to metal prices
a.	Silver — Minimum 3% / Maximum 6%

b.	Zinc — Minimum 1% / Maximum 6%

c.	Copper — Minimum 1% / Maximum 6%

At PAS mineral reserve prices, the royalties are at the maximum rate of 6%
3.	The royalty can be credited against income tax

4.	The royalty is not income tax deductible
Corporate Tax (used in economic model)
1.	The corporate tax rate on taxable income is 25%
Additional Profit Tax (used in economic model)
1.	This is a new tax that has been referred to as ICM (complementary tax) and IUM.

2.	All mining companies, except for cooperatives, will be subject to the new tax

3.	The new tax will be based on annual profit after income tax

4.	Exploration expenses are allowed to be deducted twice

5.	Tax rate is 12.5%
Value Added Taxes (VAT) (used in economic model)
1.	Equipment purchased for the project has an effective VAT rate of 14.94%

2.	Because PASB is domiciled in the Province of Potosi, it is expected that it will be exempt from paying VAT for a portion of the equipment purchased.
In order to allow a comparison, the following is a summary of the current tax legislation in Bolivia:
Complimentary Mining Tax (ICM) (current)
The complimentary mining tax is applied to gross metal value (before smelting and refining charges) and the rates based on sliding scale to metal prices.
a.	Silver — Minimum 3% / Maximum 6%

b.	Zinc — Minimum 1% / Maximum 6%

c.	Copper — Minimum 1% / Maximum 6%
The complimentary mining tax can be credited against income tax. The complimentary mining tax is not income tax deductible.
Corporate Tax
The corporate tax rate on taxable income is 25%.
Value Added Taxes (VAT)
Equipment purchased for the project has an effective VAT rate of 14.94%.
Due to the fact that PASB is domiciled in the Province of Potosi, it is expected that it will be exempt from paying VAT for a portion of the equipment purchased.

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25.8. Capital and Operating Costs
Capital Cost Estimate
Capital costs were calculated in the 3rd quarter of 2006. These costs have been escalated by 7.5% for the costs that will be incurred in 2007, 15% for the costs in 2008 and 22.5% for the costs that will be incurred in 2009. Much of the major mining equipment required has already been purchased and the majority of it is at the San Vicente mine working on starting the new ramp access to the Litoral vein. As these expenditures have already been made, they have not been considered in the cash flow analysis other than from the perspective of being on the books for depreciation purposes. The capital expenditures that are included in the economic analysis are shown in Table 21. The economic analysis that was used to confirm the economic viability of the proven and probable mineral reserves that are detailed in this report is summarized in Table 23.
Capital expenditures in 2007 and 2008 are expected to total $40.5 million. The new processing plant is expected to start operating in 2008 and ramp up production to near to its full capacity of 750 TPD by the end of 2008. Further capital expenditures for items required to sustain production such as raises to the tailings storage dam are projected to cost a further $2.5 million in 2009 and a further $8.5 million from 2010 to the end of the mine life in 2019.

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Table 21 Capital Cost Estimate Summary

	2007	2008	2009	2010 to LOM
Mining
Mining Equipment for Trackless Development & Longhole	$111	$64
Mining Equipment for Track Development & Shrinkage	$177	$54	$59
Hoisting & Tramming	$408	$8
Haulage Fleet	$335	$510
Service Fleet	$337	$172
Ore Reserves / Geology
Underground Electrical Distribution	$384	$46
Mine Rescue Equipment
Sustaining Equipment and Capital			$200	$1,900
Enginering / Geology
Sub — Total Mine Equipment	$1,751	$854	$259	$1,900

Existing Mine
Rebuild Rail Car Dump on 0 Level	$14
Rebuild Rail Car Dump on -35 Level	$14
Alimak Ventilation Raise For Shrinkage Stoping	$120
Deepen Vertical Shaft to -150 Level				$380
Shaft Station and Ore Dumps on -150 Level				$50
Shaft Loading Pockets on -150 Level				$100
Ventilation Raise -150 to -110 Level				$32
Litoral Access
Develop Litoral Ramp	$1,200	$820
Develop Sub Level Lateral Access	$263	$788	$788	$265
Alimak Ventilation Raise For Longhole Stoping		$176	$176	$176
Alimak Waste Backfill Raise For Longhole Stoping			$264
Sustaining Equipment and Capital			$150	$1,425
Sub — Total Mine	$1,611	$1,784	$1,378	$2,428

750tpd SAG Mill Ore Porcessing Plant
Total Area 10 - Primary Crushing to SAG Mill	$1,385	$154
Total Area 20 - Grinding & Classification, SAG and Ball Mills	$1,537	$171
Total Area 30 - Flotation & Cleaner Silver, Copper, & Lead	$1,376	$153
Total Area 40 - Flotation and Cleaner, Zinc	$1,072	$119
Total Area 50 - Tailings Thickening	$238	$26
Total Area 70 - Water Treatment and Supply	$114	$13
Total Area 100 - Reagents	$175	$19
Total Area 145 - Mill Electrical System	$757	$252
Total Area 160 - Plant/Mine Water and Plant Air	$16	$2
Total Area 170 - Standby Power		$450
Total Area 180 - Piping and Steel	$680	$227
Total Area 200 - Flotation Plant Building, HVAC	$550	$550
Total Area 700 - Tailings and Reclaim	$843	$94		$1,431
Total Area 800 - Infrastructure & Gen. Site Serv.	$1,154
Total Area 810 - Main Access Roads Const.	$350	$150
Total Area 825 - Water Supply, Plant & Domestic	$1,900	$211
Total Area 900 - Power Supply	$2,300
Total Area 925 - Freight and Insurance	$828	$276
Mobilization	$40	$0
Construction Power	$173	$173
Improvement to Housing for Permanent Plant Workers	$150
Camp and Transportation Costs	$505	$337
EPCM @ 20%	$1,694	$726
Lyntek Pre-EPCM Engineering	$100
Detailed Engineering EPCM	$630
Komex Pre-EPCM Engineering	$72
Tailings Dam EPCM Phases I, II	$282
Owner’s Project Admin Costs 2006, 2007, & 2008	$890	$357
Construction Insurance	$60	$40
Commissioning and Spares	$70	$209
Working Capital	$196	$589
First Fills	$145	$434
Startup Labor		$148
ADR Enviromental costs
Sustaining Equipment and Capital			$150	$1,425
Sub — Total Mill, Tailings Dam, Water, Electricity	$20,280	$5,881	$150	$2,856

Community Sustainability and Infrastructure
Fixing of Existing Prefabricated Housing	$84	$0		$60
School Repair and Expansion	$50	$10		$30
Cooperative Technical Assistance	$20	$10	$10	$60
Sanitary and Drainage	$100	$15		$30
Repair of Theather and Union Facilities	$40	$10		$15
Small Fabrics and Tourist Study for Community	$51	$15	$15	$45
Sub -Total Community Sustainability and Infrastructure	$345	$60	$25	$240

Subtotal — Capital	$23,987	$8,578	$1,811	$7,424
Contingency 15%	$3,598	$1,287	$272	$1,114
Cost Escalation	$1,799	$1,287	$407

TOTAL CAPEX	$29,384	$11,152	$2,490	$8,538

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The capital cost estimate for the processing plant was been generated by Lyntek based on a detailed equipment list, flow sheets, electrical one-line drawings, and plant general arrangement drawings. Mr. Douglas Maxwell, one of the authors of this Technical Report, has reviewed this information and determined that in his professional judgement these estimates are sound and approves of these estimates.
A design criteria document was developed from the metallurgical information provided to Lyntek by PASB. The design criteria were used to specify and size the equipment required for the concentrator circuitry and subsequently to submit requests for quotations to a minimum of two vendors for equipment.
Capital equipment costs were estimated from formal quotations obtained from vendors and pricing information obtained from recent similar Lyntek projects. When vendor quotes were exclusive of taxes, freight, import duties, or other fees, the appropriate cost was estimated and added by PASB.
DIRECT PLANT COST DETAIL
When possible, equipment vendors from Bolivia, Brazil, Chile and Peru were selected, to minimize delivery times. Lyntek also received equipment quotations from vendors who had been contacted by PASB. These quotations were utilized as much as possible to take advantage of work already done by in-house personnel. Other local and out of country vendors quotations were incorporated into the capital cost estimate as appropriate.
This capital cost estimate does not include contingency factors applied to the individual quoted items or areas. An over-all contingency factor of 15% has been applied to the final total capital cost, in addition, capital cost escalation factors of 7.5% for expenditures in 2007, 15% for expenditures that are projected to be incurred in 2008 and 22.5% for capital expenditures that will be incurred in 2009 have been added to the totals.
Capital equipment costs used for estimating the transportation and capital spares is the sum of the Crusher area, mill/flotation area, system piping, structural steel and the building, equipment costs only.
The installation and construction costs that are associated with Crushing/Grinding have been developed from Bolivian contractor pricing, Lyntek’s recent experience on similar projects in Bolivia and from Lyntek’s cost database. Bolivian pricing for civil/site work, concrete and some man-hours associated with placement of the equipment have been provided by PASB and area contractors. The installation cost estimate utilizes contracted labour for installation of specialized and heavy equipment, construction of the process building, heavy structural steel/plate work, and installation of electrical and instrumentation wiring. Equipment rentals for cranes and heavy equipment not currently owned by PASB have been included at current Bolivian rental rates. Small tools with values of less than $1,000 will be purchased directly by PASB.
Lyntek has developed a “built-up” construction labour rate of $11.70 per man-hour that includes base rate, burden, subsistence, safety, management and supervision, craft support (labourers), warehousing, fuel/oil/maintenance and overtime.
The costs associated with installation of the equipment in the concentrator are based upon Lyntek’s experience with other plant equipment installations and whenever possible, equipment installation estimates that were obtained from equipment vendors.
The estimated costs for installation of the electrical system and the Motor Control Center (MCC) are based upon the electrical one-line drawings, from vendor quotes.
A diesel generator, quoted at $450,000 is included in standby power.
The estimated costs for installation of the system piping are based upon a bulk piping material estimate from Lyntek General Arrangement Drawing No. 06023 G-01 (Figure 1-10) and the associated flow diagrams. Material and piping costs were obtained from the Komex reports and from current material costs. The labour hours that are required are an estimate based upon Lyntek’s past installation

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experience. This section of the estimate is for the flotation plant, tailings line, and water reclaim line only. All water system costs are covered in the plant major equipment capital estimate.
The estimated costs for installation of the structural steel in the concentrator are based upon a bulk materials estimate obtained from the same Figure 1-10 and the associated sections. Steel costs of $ 0.63/lb. were used and the labour hours that are required are an estimate based upon Lyntek’s past installation experience.
Lyntek developed basic architectural drawings of the concentrator building and forwarded these drawings to PASB personnel who obtained local vendor quotations. Lyntek also developed costs for pre-engineered buildings from past experience for comparison purposes. It is assumed that the concentrator building will be supplied and constructed by a local Bolivian contractor; therefore, no freight costs that would be associated with the building have been included in the capital cost estimate. The building required is approximately 73.2m long x 19.1m wide x 15.5 m high. In addition to the main building, a 73.2m long x 6m wide x 4m high lean-to will be added that will house the laboratory, MCC room, PLC room, administration offices, and maintenance shop with a storage area.
The calculated installed costs for the concentrator building are estimated to be $1,055/ m2 for the entire structure. An allowance of $80,000 has been estimated for heating, ventilation, and air conditioning (HVAC) of the building. This estimate is based upon HVAC for a similar size pre-engineered building.
The main road connecting the San Vicente Mine Expansion Project to Uyuni must be upgraded to provide access for heavy equipment and machinery. PASB will fund the 30 kilometres from the mine towards Uyuni; the Government is upgrading the road from Uyuni towards the mine. Funding of $500,000 for the PASB portion has been included for this work which is scheduled to be performed in 2007 and 2008.
Lyntek has contacted Transera, a freight forwarding company, and together the two companies have developed a freight estimate based on prior project experience and recent in-country experience by Transera. Freight costs for transporting the major equipment to the plant site have been developed based upon the capital equipment costs. It has been assumed that all of the equipment will require export packaging. Only a small portion of the equipment has been sourced from North America. The ball and SAG mills have been sourced from Europe or Brazil. All items not manufactured in Bolivia are anticipated to be delivered via Ocean freight and will be shipped to the Port of Antofagasta, Chile. The equipment vendor pricing for all equipment is FOB factory. The equipment sources are from Chile, Peru, Brazil and North America. No contingency has been applied to the estimate. The calculated value does not include VAT, duty or other taxes. The total estimated transport costs have been calculated to be $1,104,088.
The only equipment items that are deemed useable from the existing Vetillas mill are the lime regrind mill and the associated feed conveyor. These two items have been included in the capital equipment list; however, no costs have been assigned to these items as items in Vetillas are included for use under the joint venture. An estimate of the hours required and associated costs, to remove and install this equipment has been included in the capital cost estimate.
INDIRECT PLANT COST DETAIL
Mobilization and demobilization have been included in the hourly rates used in the capital cost estimate and are therefore included in the estimates for each area. The exception to this is a line item of $40,000 for the mobilization and demobilization of a crane, from a local contractor.
Allocated power costs to the project were based on power demand calculated by Lyntek, using recent power costs.
Upgrading the existing bunkhouses in Vetillas is underway. Further housing will be required for construction and operational personnel. Costs associated with room and board of the construction workers and bussing costs from Vetillas to San Vicente.
Spares include one set of liners each for the SAG mill, ball mill, and primary jaw crusher. Spares also include conveyor belting, flotation cell, disc filter, and conveyor components, and oil and lubricants. A total of $278,899 is budgeted for spares.

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Due to the remote location of San Vicente, a three month supply of reagents, grinding media, lubricants and gasoline is included with first fills.
OPERATING COST ESTIMATE
Historic actual costs were used for the operating cost estimates for shrinkage stoping and operating the mine infrastructure at San Vicente. PAS in Vancouver developed an operating cost estimate for longhole stoping. This estimate was a first principles estimate based on assumptions made for units of work such as tonnes per metre drilled, productivity, mobile equipment maintenance requirements and the cost of consumables from suppliers in Bolivia, Peru, Argentina and Canada. A unit cost was calculated for each of the primary activities of development, longhole drilling, longhole blasting, mucking, backfilling, and truck haulage. These estimated unit costs were consolidated with the estimates for units of work in order to arrive at a cost per tonne for longhole mining. The operating cost estimate was later reviewed and confirmed by Estudios Mineros del Perú. Mr. Wafforn has reviewed these estimates and determined in his professional judgement that these estimates are sound and approves of these estimates.
The operating cost estimate for the process plant was developed by Lyntek and various infrastructure costs were estimated by PASB. Labour unit rates and consumable costs for the region are provided by PASB who has access to the operating costs at the Chilcobija plant where the San Vicente ore will be processed while the construction of the new plant is in progress. Other sources for costs include estimates provided by equipment suppliers, contractors, consultants and engineering standard cost estimating guides.
Labour rates have been derived from existing rates paid to San Vicente employees, in 2006, and costs based on Bolivian national averages. Social burdens reflect current legal requirements.
The operating cost estimates exclude any consideration for inflation. The estimates were calculated using 3rd quarter 2006 US dollars and a flat Bolivian Boliviano to US dollar exchange rate of 8.08:1 for the life of the San Vicente Mine Expansion Project. In order to reflect the cost escalations in the industry, all of the operating costs were subsequently escalated by 10%.
The average unit operating costs are summarized in Table 22.
Table 22 Life-of-Mine Unit Operating Costs

		2007	2008	2009	2010 to LOM
Costs
Mining Costs	$/ DMT	$20.35	$16.99	$16.38	$15.75
Mill costs	$/ DMT	$13.97	$16.18	$13.64	$13.64
Transport Mine-Chilcobija	$/ DMT	$4.95	$3.36	$0.28	$0.28
Shipping and Selling	$/ DMT	$5.05	$5.15	$5.34	$4.82
Administration Costs (office)	$/ DMT	$4.79	$5.07	$3.55	$3.84
Administration San Vicente	$/ DMT	$2.59	$4.35	$3.05	$3.29
Insurance and legal	$/ DMT	$3.30	$4.40	$0.00	$0.00
Security & Enviromental	$/ DMT	$0.55	$0.25	$0.21	$0.23
Energy Costs	$/ DMT	$0.39	$0.00	$0.84	$0.90
Maintenance Costs	$/ DMT	$2.59	$3.62	$2.09	$2.26
Vancouver Management Cost	$/ DMT	$2.59	$5.07	$2.92	$3.16

Operating Cost per tonne	$/ DMT	$61.10	$64.45	$48.30	$48.16

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25.9. Economic Analysis
An economic model has been constructed in order to demonstrate the economic viability of the San Vicente mine long range plan and therefore mineral reserves. The PAS metal price assumptions for the end of 2006 mineral reserves have been used. The mine Expansion Project has very positive economics at the mineral reserve metal price assumptions. PAS has committed to funding the San Vicente Mine Expansion Project and has commenced work. A summary of the economic model is shown in Table 23. The metal prices used for 2007 are $10.00 per ounce for silver and $3,000 per tonne for zinc which is higher than the long term reserve prices used of $9.00 per ounce for silver and $2,100 per tonne for zinc. This only applies to the relatively small amount of production from the Chilcobija plant. The analysis is for the full year in 2007 and metal prices have averaged significantly higher than those values during the first half of the year. Although San Vicente has historically received revenues from copper, as there is insufficient data to estimate the copper grade of the mineral reserves or mineral resources, the assumption in the economic analysis is that copper revenue will be zero. This is a conservative estimate as the economic analysis includes smelting, transportation and refining charges for copper.
The analysis calculates an Internal Rate of Return of 22% and capital payback in 2.9 years. The Net Present Value is $23.6 million at a 10% discount rate and is $14.4 million at a 15% discount rate. The undiscounted after tax cash flow is $53.8 million. PAS’s 95% share of the undiscounted after tax cash flow is estimated to be $50.9 million.
The payback is calculated as the amount of time required to pay back the capital expenditures with undiscounted cash flow starting from the beginning of 2009 when the new plant is assumed to be operating at almost full capacity. The payback period does not include any actual or imputed interest as the economic model assumes that PAS and Trafigura will fund cash calls according to their respective interests in PASB.

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Table 23 Economic Model

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Metal Price Assumptions:
Silver Price ($/ ounce)	$10.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00
Zinc Price ($/ tonne)	$3,000	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100	$2,100

Production:
Silver Ounces Produced	836,576	1,407,960	2,328,549	2,695,536	2,900,839	2,939,728	2,968,078	2,931,913	2,840,512	2,329,223	2,090,841	1,867,391	955,313	—	—	29,092,459
Zinc Tonnes Produced	3,422.1	4,826.5	8,585.4	8,229.3	7,993.2	7,851.9	7,144.3	6,932.6	6,776.5	7,831.3	8,070.3	7,203.3	4,429.0	—	—	89,295.7

Cash Flow Summary:
Total NSR	$13,265	$17,059	$28,839	$31,326	$32,686	$32,819	$32,130	$31,561	$30,616	$27,834	$26,208	$23,415	$12,865			$340,622
Total Operating Costs	($6,079)	($10,001)	($12,934)	($12,866)	($12,670)	($12,651)	($12,556)	($12,528)	($12,508)	($13,012)	($13,258)	($12,124)	($8,586)			($151,774)
COMIBOL Royalty	($2,606)	($557)	($1,283)	($1,538)	($1,674)	($6,714)	($6,513)	($6,340)	($6,009)	($4,860)	($4,215)	($3,688)	($781)			($46,776)
Reclamation and Salvage													($1,605)	$895		($710)
Total Depreciation	($1,113)	($4,786)	($6,179)	($6,491)	($6,812)	($6,893)	($6,968)	($7,150)	($6,116)	($2,521)	($1,199)	($888)	($567)			($57,681)

San Vicente Pre-Tax Income	$3,467	$1,716	$8,443	$10,431	$11,531	$6,561	$6,092	$5,543	$5,982	$7,441	$7,537	$6,715	$1,326	$895		$83,681

Taxable Income	$2,732	$1,716	$8,443	$10,431	$11,531	$6,561	$6,092	$5,543	$5,982	$7,441	$7,537	$6,715	$1,326			$74,009
Taxes in Bolivia	$897	$1,157	$2,995	$3,616	$4,096	$2,849	$2,650	$2,637	$2,632	$2,640	$2,653	$2,366	$952			$32,140

Net Income (Loss) after taxes	$2,571	$559	$5,447	$6,815	$7,435	$3,712	$3,442	$2,906	$3,350	$4,801	$4,883	$4,349	$374	$895		$51,540

Add back Depreciation	$1,113	$4,786	$6,179	$6,491	$6,812	$6,893	$6,968	$7,150	$6,116	$2,521	$1,199	$888	$567			$57,681
Total Changes Working Capital	($67)	($17)	($481)	($114)	($10)	($95)	($135)	($62)	($96)	($120)	($113)	($46)	($145)	$709	($114)	($905)
Capital Costs	($29,384)	($11,152)	($2,490)	($2,566)	($650)	($604)	($1,452)	($633)	($621)	($575)	($575)	($575)	($288)			($51,564)
EMUSA Royalty	$0	$0	$0	$0	$0	($356)	($462)	($454)	($440)	($397)	($372)	($332)	($181)			($2,995)

Projected Cash Flows (100%)	($25,768)	($5,824)	$8,656	$10,625	$13,587	$9,550	$8,361	$8,907	$8,309	$6,230	$5,023	$4,283	$327	$1,604	($114)	$53,756
Cash Flow (PAS 95%)*	($24,480)	($5,533)	$8,223	$10,093	$12,908	$9,055	$7,920	$8,439	$7,871	$5,899	$4,753	$4,053	$302	$1,524	($108)	$50,919

Financial Metrics:
Payable Silver Ounces	767,195	1,294,842	2,138,408	2,482,952	2,675,919	2,712,859	2,742,218	2,709,244	2,624,384	2,141,941	1,918,023	1,713,114	873,076			26,794,174
Cash Cost per Payable Ounce	$1.80	$4.42	$2.46	$2.40	$2.33	$2.50	$2.80	$2.91	$3.04	$3.13	$3.36	$3.52	$5.30			$2.94
Non-Cash Cost per Ounce	$0.60	$1.56	$2.03	$1.89	$1.87	$1.88	$1.89	$2.01	$2.13	$2.70	$0.17	$0.19	$0.37			$1.69

Total Cost per Payable Ounce	$2.40	$5.99	$4.49	$4.29	$4.20	$4.37	$4.70	$4.93	$5.17	$5.83	$3.52	$3.71	$5.67			$4.63

NSR per tonne	$125.32	$112.41	$109.55	$116.02	$121.06	$121.55	$119.00	$116.89	$113.39	$103.09	$97.07	$98.26	$92.53	$0.00	$0.00	$111.38
Cost per tonne	($61.10)	($64.45)	($48.30)	($46.84)	($46.11)	($46.04)	($45.69)	($45.59)	($45.51)	($47.38)	($48.29)	($49.95)	($60.17)	$0.00	$0.00	($48.89)

Margin	$64.22	$47.96	$61.25	$69.18	$74.95	$75.51	$73.31	$71.31	$67.88	$55.71	$48.78	$48.30	$32.35	$0.00	$0.00	$62.49

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Sensitivity analysis were conducted for variants in metal prices, grade, capital and operating costs. A further sensitivity was conducted to show the economics of the project using a estimate for the copper grade.
Metal Price Sensitivity
A table showing the positive economics of the project over a wide range of metal prices is shown in Table 24. Note that the higher metal prices are used in 2007 for each case. As the date of this report is effective mid-2007 and as the prices have been considerably higher than those used in the first 6 months this is considered by the co-authors to be a reasonable assumption. In addition, metal prices in 2007 are only applied to the small amount of production coming from the Chilcobija plant meaning that this assumption has a relatively minor impact on the calculation of Net Present Value and Internal Rate of Return of the project.
Table 24 Metal Price Sensitivity

	Year	Case 1	Case 2	Case 3
$/Ounce $ Silver	2007	10.00	$10.00	$12.50
Zinc $/Tonne	2007	$3,000	$3,000	$3,600
Silver $/Ounce	(2008 - 20)	$6.25	$9.00	$12.50
Zinc $/Tonne	(2008 - 20)	$1,200	$2,100	$3,600
NPV 0%		$3,745	$53,756	$123,951
NPV 10%		($10,847)	$23,552	$68,973
NPV 15%		($15,405)	$14,368	$52,608
IRR		2%	22%	44%
Pay Back (years)		7.5	2.9	1.5
Grade Sensitivity
In order to test the sensitivity of the project to the grade of the mineral reserves, the estimated head grade for each metal and for each year of operation was multiplied by factors of 100% (the case presented in Table 25), 125%, 110%, 90% and 75%. The cash flow and financial metrics for each case were then recalculated and are shown in Table 25. The co-authors conclude that the economics of the project are clearly very robust when after a 25% reduction in the estimated head grades of each of silver and zinc (essentially a 25% reduction in revenue) the IRR is 6%.
Table 25 Metal Grade Sensitivity

1	100%	125%	110%	90%	75%
NPV 0%	$53,756	$90,175	$70,490	$39,446	$13,843
NPV 10%	$23,552	$47,174	$34,604	$14,107	($3,567)
NPV 15%	$14,368	$34,299	$23,737	$6,294	($9,077)
IRR	22%	34%	27%	16%	6%
Pay Back (years)	2.9	2.0	2.5	3.5	5.5
Capital Cost Sensitivity
The economics of the San Vicente Mine Expansion Project are not sensitive to changes in capital cost up to the limits of the engineering estimate that is plus or minus 25%.

62

Table 26 Capital Cost Sensitivity

1	100%	125%	110%	90%	75%
NPV 0%	$53,756	$47,891	$49,890	$57,578	$60,001
NPV 10%	$23,552	$16,462	$19,692	$27,391	$30,652
NPV 15%	$14,368	$6,835	$10,504	$18,217	$21,800
IRR	22%	16%	19%	25%	31%
Pay Back (years)	2.9	3.6	3.3	2.6	2.2
Operating Cost Sensitivity
The economics of the project to variances in operating costs were calculated in a similar manner. This calculation further demonstrates the robust economics of the project.
Table 27 Operating Cost Sensitivity

1	100%	125%	110%	90%	75%
NPV 0%	$53,756	$35,657	$45,700	$61,389	$72,900
NPV 10%	$23,552	$11,924	$18,419	$28,443	$35,813
NPV 15%	$14,368	$4,517	$10,074	$18,465	$24,637
IRR	22%	15%	19%	24%	28%
Pay Back (years)	2.9	3.6	3.2	2.7	2.5
Sensitivity to Copper Head Grade
The economic model presented in this section 25.8 assumes that there will be no revenue from the production of copper from the San Vicente mine. This assumption is used because there is not sufficient copper grade sample data density available to make an estimate of the copper grade in the proven and probable mineral reserves or the measured and indicated mineral resources. Some of the older sampling programs did not include analysis for copper. As this Technical Report presents the economics of the proven and probable mineral reserves only, any revenues from copper have been eliminated. However the expected smelting, refining and transportation costs for a copper head grade of 0.3% have been retained. This is a degree of conservatism inherent in the calculation of the economics of the San Vicente Mine Expansion Project. The presence of copper at the mine is well established from the historical records, from the recent processing of San Vicente ores at Chilcobija and from the sampling data base. From a review of the production records at Chilcobija, the copper head grade in the last seven months has ranged between 0.35% and 0.41% with an average of 0.37%. When the copper head grade is back calculated from the smelter returns a grade of 0.4% is suggested. Because of this Lyntek was directed by PASB to design the process plant with the capacity to recover copper with a head grade of 0.4%. From the geology database, of a total of 6,561 samples, 1,521 samples have copper grades. The weighted average of those samples is 0.31% with a coefficient of variation of 1.01. Table 28 shows the sampling data:
Table 28 Copper Grade Samples

Vein	Total samples	Samples with Cu grade		% of data	Resource MT	Average Cu (%)	Stand dev.	CV
Adela	755	85	11.3		300,954	0.25	0.342	1.393
Cantera	356	220	61.8		223,802	0.14	0.134	0.932
Deseada	1,465	178	12.2		350,189	0.49	0.502	1.017
Guernica2	616	213	34.6		185,575	0.57	0.679	1.195
Litoral	383	16	4.2		213,085	0.52	0.218	0.423
Litoral_R2	288	43	14.9		227,314	0.38	0.264	0.689
SanJose	630	131	20.8		101,717	0.27	0.342	1.257
SLorenzo	237	4	1.7		56,773	0.24	0.199	0.845
Union	534	73	13.7		273,316	0.33	0.422	1.262
6Agosto	1,297	558	43.0		778,262	0.18	0.192	1.091
	6,561	1,521	23.2		2,710,987	0.31	0.329	1.010

63

Table 29 presents the economic sensitivity of the San Vicente Mine Expansion Project with and without the inclusion of the revenues from a copper head grade of 0.3%. All other assumptions are as shown in Table 23 including long-term silver price of $9.00 per ounce and a long term zinc price of $2,100 per tonne.
Table 29 Copper Revenue Sensitivity

	Including Copper Revenues at	As Presented in this Technical
	0.3% Head Grade	Report - Not Including Copper Revenues
NPV 0%	$68,345	$53,756
NPV 10%	$32,996	$23,552
NPV 15%	$22,312	$14,368
IRR	26%	22%
Pay Back (years)	2.6	2.9
25.10. Mine Life
The life of mine plan presented in this study is based solely on proven and probable mineral reserves. The life of mine plan extends until 2019. Any conversion of the mineral resources to proven and probable mineral reserves and any new exploration discoveries will add to the mine life.
In the opinion of the co-authors there is excellent potential for new mineral resource discoveries on the mining claims held by PASB.
This report has been prepared by Martin G. Wafforn, P. Eng., Michael Steinmann P. Geo., and Douglas Maxwell, P.E. each of whom are qualified persons.
Respectfully submitted this 20th day of July 2007.

“Signed and Sealed”

Martin G. Wafforn, P. Eng.

“Signed and Sealed”

Michael Steinmann, P. Geo.

“Signed and Sealed”

Mr. Douglas Maxwell, P.E.

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Technical Report for the
San Vicente Mine
Potosí Bolivia
Appendix A
Certificates and Consents

CERTIFICATE OF QUALIFIED PERSON
I, Dr. Michael Steinmann, P.Geo., Ph.D., of Pan American Silver Corp., 1500-625 Howe St., Vancouver, B. C., Canada V6C 2T6, do hereby certify that:
1. I graduated with a degree in Master of Science in Geology from the University of Zurich In 1993. In addition, I earned a Doctor of Natural Science in Geology from the Swiss Federal Institute of Technology, Zurich, Switzerland.
2. I am a Professional Geoscientist in good standing in the Province of British Columbia in the areas of mining geology and exploration.
3. I have worked as a geologist for a total of fourteen years since my graduation from the University of Zurich.
4. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the NI 43-101.
5. I am currently employed as Senior Vice President of Exploration and Geology for Pan American Silver Corp. and, by reason of my employment, am not independent of Pan American Silver Corp. as described in section 1.4 of NI 43-101.
6. Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.
7. I visited the San Vicente mine site from January 21, 2007 to January 23, 2007. I am responsible for the sections 1, 2, 3, 4, 9, 10, 11, 12, 13, 14, 15, 16, 17, 19, 20, 21, 22, 23 and 24 of the report entitled “Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “Technical Report”) and for the Figures 1-1, 1-2, 1-3, l-4b, 1-7, 1-8,1-11, and 1-12 of the Technical Report.
8. I am co-author of the Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia.
9. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Dated the 20th day of July, 2007.

(SEAL)

Signature and seal of Qualified Person
Michael Steinmann, P.Geo., Ph.D.
Print Name of Qualified Person

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of Northwest Territories, Department of Justice, Securities Registry
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territory
I, Dr. Michael Steinmann, P.Geo., Ph.D., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in Pan American Silver Corp.’s news release dated June 6, 2007 and material change report dated June 6, 2007, as updated by Pan American Silver Corp.’s news release dated July 20, 2007 (collectively, the “Written Disclosure”).
I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents the information in the Technical Report that supports the Written Disclosure.
Dated the 20 day of July, 2007.

(SEAL)

Signature and seal of Qualified Person

Michael Steinmann, P.Geo., Ph.D.
Print Name of Qualified Person

CERTIFICATE OF QUALIFIED PERSON
I, Martin Wafforn, P.Eng, of Pan American Silver Corp., 1500-625 Howe St., Vancouver, British Columbia, Canada V6C 2T6. do hereby certify that:
1.	I graduated with a degree in Bachelor’s of Science in Mining from Camborne School of Mines in Cornwall, England in 1980.

2.	I am a Professional Engineer in good standing in the Province of British Columbia in the areas of Mining engineering. I am a Chartered Engineer in good standing in the United Kingdom.

3.	I am currently employed as Vice President of Mine Engineering for Pan American Silver Corp. and, by reason of my employment, am not independent of Pan American Silver Corp. as described in section 1.4 of NI 43-101.

4.	I have worked as an engineer in the mining industry for a total of twenty six years since my graduation from Camborne School of Mines.

5.	I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	Pan American Silver Corp. is a “Producing Issuer” as defined in NI 43-101.

7.	I visited the San Vicente mine site from January 21, 2007 to January 23, 2007. I am responsible for the sections 1, 2, 3, 4, 5, 6, 7, 8, 19, 20, 21, 22, 23, 24 and 25 of the report entitled “Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “Technical Report”) and for the Figures 1-4, l-4a, 1-5 and 1-6 of the Technical Report.

8.	I am co-author of the Technical Report dated June 6th, 2007.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Dated the 20 day of July, 2007.

(SEAL)
Signature and Seal of Qualified Person	Reg. No. 22636

Martin G. Wafforn, P.Eng.

CONSENT of QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of the Northwest Territories, Department of Justice, Securities Registry
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territories
I, Martin Wafforn P.Eng. do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in Pan American Silver Corp.’s news release dated June 6, 2007, as updated by Pan American Silver Corp.’s news release dated July 20, 2007 (collectively the “Written Disclosure”).
I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents the information in the Technical Report that supports the Written Disclosure.
Dated the 20 day of July, 2007.

(SEAL)
Signature and seal of Qualified Person	Reg. No. 22636

Martin Wafforn P. Eng.
Print name of Qualified Person

CERTIFICATE OF QUALIFIED PERSON
I, Douglas K. Maxwell, of Lyntek Inc., 775 Mariposa Street, Denver CO 80204, do hereby certify that:
1.	I graduated from the Colorado School of Mines with a Bachelor of Science Degree in Metallurgical Engineering in 1979 and with a Masters of Engineering in Metallurgy in 1982. In both programs I specialized in Mineral Processing and Extractive Metallurgy.

2.	I am a Registered Professional Engineer — Metallurgy in the State of Colorado. My registration number is 26758. I have been a member of the Extractive Metallurgy Chapter of Denver for 15 years.

3.	I have worked in the mineral processing industry for over 20 years.

4.	I am currently employed as Process Engineer by Lyntek Inc.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the NI 43-101.

6.	I am independent of Pan American Silver Corp. as described in section 1.4 of NI 43-101.

7.	I am responsible for the sections in the report entitled “Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “Technical Report”) relating to mineral processing and metallurgical testing, as well as process design, capital cost estimates for the plant and infrastructure, and operating cost estimates for the plant and for sections 18 and 25 and Figures 1-9 and 1-10 of this Technical Report, I have not visited the San Vicente mine site.

8.	I have read NI 43-101 and the Technical Report as has been prepared in compliance with NI 43-101.

9.	I have not had any prior involvement with the San Vicente mine property.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Dated the 20th day of July, 2007.

(SEAL)
Signature and seal of Qualified Person

Douglas K. Maxwell P.E.
Print name of Qualified Person

CONSENT of QUALIFIED PERSON

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland & Labrador
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Government of the Northwest Territories, Department of Justice, Securities Registry
Nunavut Legal Registries
Registrar of Securities, Government of the Yukon Territories
I, Douglas K. Maxwell, P. E. do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled “Technical Report for the San Vicente Mine Expansion Project, Potosi, Bolivia” dated effective June 6, 2007 (the “Technical Report”) and to extracts from, or a summary of, the Technical Report in Pan American Silver Corp.’s news release dated June 6, 2007, as updated by Pan American Silver Corp.’s news release dated July 20, 2007 (collectively the “Written Disclosure”).
I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents the information in the Technical Report that supports the Written Disclosure.
Dated the 20th day of July, 2007.

(SEAL)
Signature and seal of Qualified Person

Douglas K. Maxwell, P.E.
Print name of Qualified Person

Technical Report for the
San Vicente Mine
Potosi Bolivia
Appendix B
Diamond Drill Hole Intercepts

Hole Identification		Collar Co-ordinates			Interval Orientation				Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth		Dip	From	To	Ag (g/t)	Cu%	Pb%	Zn%
Clavo Inca	DDH-99-001	777,987	7,645,648	4,440	205.13	31	º	-45º	—	35.44
	DDH-99-001								35.44	36.11	6.1	0.00	0.02	0.10
	DDH-99-001								36.11	87.27
	DDH-99-001								87.27	87.49	0.2	0.00	0.01	0.01
	DDH-99-001								87.49	87.66	2	0.00	0.02	0.08
	DDH-99-001								87.66	88.58	1	0.00	0.01	0.04
	DDH-99-001								88.58	89.26	2.6	0.00	0.02	0.05
	DDH-99-001								89.26	89.48	2	0.00	0.01	0.03
	DDH-99-001								89.48	92.01
	DDH-99-001								92.01	92.35	0.7	0.00	0.01	0.05
	DDH-99-001								92.35	93.75
	DDH-99-001								93.75	94.09	3.2	0.00	0.01	0.01
	DDH-99-001								94.09	94.31	352.2	0.13	0.07	0.07
	DDH-99-001								94.31	94.95	256.4	0.11	1.25	0.42
	DDH-99-001								94.95	122.63
	DDH-99-001								122.63	122.84	35.9	0.03	0.01	0.07
	DDH-99-001								122.84	127.98
	DDH-99-001								127.98	128.23	4	0.00	0.02	0.06
	DDH-99-001								128.23	128.76
	DDH-99-001								128.76	128.93	3.6	0.00	0.01	0.05
	DDH-99-001								128.93	135.12
	DDH-99-001								135.12	135.36	191.7	0.02	0.02	0.08
	DDH-99-001								135.36	153.71
	DDH-99-001								153.71	154.21	81.6	0.04	0.05	0.11
	DDH-99-001								154.21	155.66
	DDH-99-001								155.66	156.36	131.3	0.08	0.12	0.08
	DDH-99-001								156.36	156.97	179.5	0.11	0.12	0.10
	DDH-99-001								156.97	157.47	199.4	0.12	0.12	0.13
	DDH-99-001								157.47	157.97	125.6	0.07	0.04	0.07
	DDH-99-001								157.97	158.47	166.4	0.09	0.08	0.12
	DDH-99-001								158.47	158.94	98	0.06	0.11	0.15
	DDH-99-001								158.94	159.49	129.5	0.09	0.04	0.13
	DDH-99-001								159.49	159.92	77.5	0.06	0.03	0.10
	DDH-99-001								159.92	160.42	78.9	0.06	0.05	0.11
	DDH-99-001								160.42	160.72
	DDH-99-001								160.72	161.27	38.3	0.04	0.02	0.07
	DDH-99-001								161.27	163.46
	DDH-99-001								163.46	163.67	210	0.17	0.02	0.14
	DDH-99-001								163.67	166.60
	DDH-99-001								166.60	167.70	42.1	0.04	0.03	0.11
	DDH-99-001								167.70	178.50
	DDH-99-001								178.50	179.03	119.7	0.07	0.08	0.96
	DDH-99-001								179.03	179.91
	DDH-99-001								179.91	180.43	30.5	0.02	0.02	0.06
	DDH-99-001								180.43	180.75	19.4	0.01	0.01	0.02
	DDH-99-001								180.75	181.21	17.6	0.01	0.01	0.04
	DDH-99-001								181.21	181.65	14.6	0.00	0.01	0.03
	DDH-99-001								181.65	182.15	25	0.01	0.02	0.03
	DDH-99-001								182.15	182.64	44	0.02	0.05	0.08
	DDH-99-001								182.64	183.14	66.6	0.04	0.04	0.08
	DDH-99-001								183.14	183.64	140.8	0.08	0.07	0.15
	DDH-99-001								183.64	184.14	84.9	0.04	0.03	0.05
	DDH-99-001								184.14	184.44	66.4	0.03	0.03	0.02
	DDH-99-001								184.44	184.82	85.1	0.05	0.06	0.07
	DDH-99-001								184.82	185.22	61.1	0.04	0.03	0.05
	DDH-99-001								185.22	185.55	74.2	0.04	0.03	0.05
	DDH-99-001								185.55	186.02	19.9	0.01	0.01	0.03
	DDH-99-001								186.02	186.46	51.8	0.03	0.02	0.03
	DDH-99-001								186.46	186.86	16.4	0.01	0.01	0.02
	DDH-99-001								186.86	187.15	19.7	0.01	0.01	0.02
	DDH-99-001								187.15	187.75	15.3	0.01	0.01	0.02
	DDH-99-001								187.75	188.25	27.4	0.01	0.02	0.03
	DDH-99-001								188.25	188.74	114.6	0.05	0.02	0.12
	DDH-99-001								188.74	189.57	8.4	0.00	0.01	0.02
	DDH-99-001								189.57	190.00	345.7	0.17	0.01	0.06
	DDH-99-001								190.50	191.01	83.7	0.04	0.01	0.04
	DDH-99-001								191.01	192.56
	DDH-99-001								192.56	192.94	13.4	0.00	0.02	0.05
	DDH-99-001								192.94	193.30	64	0.02	0.03	0.04
	DDH-99-001								193.30	193.70	33.9	0.01	0.03	0.03
	DDH-99-001								193.70	194.12	59.5	0.03	0.02	0.03
	DDH-99-001								194.12	194.67	19.2	0.01	0.03	0.03
	DDH-99-001								194.67	205.13

“E”	DDH-99-002	777,658	7,645,624	4,423	214.00	7	º	-48º	—	3.96
	DDH-99-002								3.96	4.36	43.9	0.00	0.07	0.01
	DDH-99-002								4.36	41.14
	DDH-99-002								41.14	41.49	28.2	0.01	0.01	0.49
	DDH-99-002								41.49	53.43
	DDH-99-002								53.43	53.93	5.4	0.00	0.02	0.36
	DDH-99-002								53.93	54.31	20.9	0.01	0.09	0.37
	DDH-99-002								54.31	54.84	25	0.01	0.12	0.34
	DDH-99-002								54.84	55.18	14.1	0.01	0.02	0.37
	DDH-99-002								55.18	57.50
	DDH-99-002								57.50	58.79	15.5	0.01	0.08	0.62
	DDH-99-002								58.79	59.27
	DDH-99-002								59.27	59.76	58.4	0.07	0.63	0.72
	DDH-99-002								59.76	60.48

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-002							60.48	61.47	29.8	0.01	0.05	0.52
	DDH-99-002							61.47	72.98
	DDH-99-002							72.98	73.24	3.9	0.00	0.01	0.31
	DDH-99-002							73.24	74.06	14	0.01	0.02	0.46
	DDH-99-002							74.06	75.14	15.2	0.00	0.02	0.39
	DDH-99-002							75.14	75.34	3	0.00	0.02	0.28
	DDH-99-002							75.34	87.65
	DDH-99-002							87.65	88.25	35.1	0.01	0.01	0.17
	DDH-99-002							88.25	89.30
	DDH-99-002							89.30	89.92	104.6	0.01	0.02	0.23
	DDH-99-002							89.92	90.12
	DDH-99-002							90.12	90.66	56.9	0.00	0.01	0.10
	DDH-99-002							90.66	91.26
	DDH-99-002							91.26	91.54	19.9	0.01	0.01	0.12
	DDH-99-002							91.54	91.79	46.8	0.01	0.01	0.22
	DDH-99-002							91.79	92.29	51.4	0.00	0.01	0.16
	DDH-99-002							92.29	92.55
	DDH-99-002							92.55	92.90	13.3	0.00	0.01	0.18
	DDH-99-002							92.90	93.50
	DDH-99-002							93.50	94.00	39.1	0.00	0.01	0.08
	DDH-99-002							94.00	192.14
	DDH-99-002							192.14	192.44	25.9	0.01	0.03	0.37
	DDH-99-002							192.44	192.94	44.4	0.02	0.02	0.42
	DDH-99-002							192.94	194.04	9.6	0.00	0.04	0.43
	DDH-99-002							194.04	194.34	5.7	0.00	0.02	0.44
	DDH-99-002							194.34	213.97

Lipeña	DDH-99-003	777,936	7,646,119	4,571	171.60	20º	-48º	—	70.07
	DDH-99-003							70.07	70.25	5.9	0.01	0.02	0.24
	DDH-99-003							70.25	71.51
	DDH-99-003							71.51	71.72	21.3	0.00	0.27	0.27
	DDH-99-003							71.72	102.00
	DDH-99-003							102.00	102.26	0.5	0.00	0.04	0.13
	DDH-99-003							102.26	102.56	40.3	0.01	0.17	2.88
	DDH-99-003							102.56	102.77	22	0.00	0.32	0.15
	DDH-99-003							102.77	102.97	45.9	0.01	0.16	0.63
	DDH-99-003							102.97	103.17
	DDH-99-003							103.17	103.68	62	0.01	0.08	0.39
	DDH-99-003							103.68	154.31
	DDH-99-003							154.31	154.54	281.5	0.05	0.88	0.71
	DDH-99-003							154.54	171.60

Desconocida	DDH-99-004	777,792	7,646,151	4,604	241.71	205º	-45º	—	19.60
	DDH-99-004							19.60	20.06	17	0.01	0.06	0.54
	DDH-99-004							20.06	63.27
	DDH-99-004							63.27	63.45	668.9	0.08	0.04	0.06
	DDH-99-004							63.45	95.90
	DDH-99-004							95.90	96.24	16.9	0.00	0.06	0.44
	DDH-99-004							96.24	165.50
	DDH-99-004							165.50	165.92	4	0.02	0.18	0.02
	DDH-99-004							165.92	166.24	511.5	0.05	0.17	0.03
	DDH-99-004							166.24	166.66	56.7	0.01	0.05	0.00
	DDH-99-004							166.66	166.98	36.8	0.05	0.03	0.01
	DDH-99-004							166.98	167.63	110.8	0.02	0.04	0.01
	DDH-99-004							167.63	168.11	132.1	0.06	0.09	0.02
	DDH-99-004							168.11	169.55
	DDH-99-004							169.55	169.98	18.8	0.01	0.03	0.02
	DDH-99-004							169.98	199.73
	DDH-99-004							199.73	199.98	9.5	0.00	0.09	0.29
	DDH-99-004							199.98	241.71

“D”	DDH-99-005	777,453	7,646,045	4,546	171.60	220º	-58º	—	157.56
	DDH-99-005							157.56	158.44	67.9	0.02	0.05	0.15
	DDH-99-005							158.44	159.91
	DDH-99-005							159.91	160.25	3.2	0.00	0.03	0.13
	DDH-99-005							160.25	160.65	7.2	0.00	0.04	0.10
	DDH-99-005							160.65	171.60

“G”	DDH-99-006	778,322	7,645,736	4,448	186.84	11º	-47º	—	113.89
	DDH-99-006							113.89	114.29	0.4	0.00	0.01	0.03
	DDH-99-006							114.29	114.99
	DDH-99-006							114.99	115.24	1	0.00	0.02	0.02
	DDH-99-006							115.24	115.51	35.4	0.02	0.21	2.45
	DDH-99-006							115.51	115.95	18.1	0.02	0.19	0.42
	DDH-99-006							115.95	119.78
	DDH-99-006							119.78	119.89	1.1	0.00	0.01	0.06
	DDH-99-006							119.89	132.38
	DDH-99-006							132.38	133.02	2.9	0.00	0.05	0.03
	DDH-99-006							133.02	186.84

Guernica	DDH-99-007	778,385	7,645,641	4,447	253.90	220º	-53º	—	67.32
	DDH-99-007							67.32	67.44	1.9	0.02	0.01	0.05
	DDH-99-007							67.44	77.51
	DDH-99-007							77.51	77.80	2	0.00	0.00	0.07
	DDH-99-007							77.80	102.00
	DDH-99-007							102.00	102.57	0	0.00	0.00	0.05
	DDH-99-007							102.57	121.49

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-007							121.49	121.86	6	0.01	0.00	0.06
	DDH-99-007							121.86	123.43
	DDH-99-007							123.43	123.78	4.9	0.01	0.00	0.05
	DDH-99-007							123.78	123.96	7.4	0.02	0.00	0.05
	DDH-99-007							123.96	124.44	16.1	0.04	0.01	0.07
	DDH-99-007							124.44	125.88
	DDH-99-007							125.88	126.46	23.6	0.19	0.01	0.06
	DDH-99-007							126.46	126.56	6.1	0.01	0.00	0.06
	DDH-99-007							126.56	126.96
	DDH-99-007							126.96	127.55	5.5	0.01	0.01	0.04
	DDH-99-007							127.55	127.75
	DDH-99-007							127.75	128.01	2.8	0.00	0.01	0.03
	DDH-99-007							128.01	129.93
	DDH-99-007							129.93	130.04	5.4	0.02	0.01	0.05
	DDH-99-007							130.04	130.63
	DDH-99-007							130.63	130.74	5.3	0.01	0.00	0.06
	DDH-99-007							130.74	130.84
	DDH-99-007							130.84	131.16	3.7	0.03	0.00	0.05
	DDH-99-007							131.16	131.98
	DDH-99-007							131.98	132.12	10.3	0.07	0.01	0.06
	DDH-99-007							132.12	133.30
	DDH-99-007							133.30	133.68	1.2	0.00	0.00	0.03
	DDH-99-007							133.68	152.27
	DDH-99-007							152.27	152.42	3.2	0.00	0.01	0.01
	DDH-99-007							152.42	152.60	0.3	0.00	0.01	0.00
	DDH-99-007							152.60	153.16	12.4	0.00	0.06	1.05
	DDH-99-007							153.16	153.51	0.4	0.00	0.01	0.03
	DDH-99-007							153.51	153.99	11.4	0.02	0.06	0.02
	DDH-99-007							153.99	154.34	4.7	0.01	0.02	0.04
	DDH-99-007							154.34	154.79	531.9	0.66	0.29	0.38
	DDH-99-007							154.79	155.27	59.8	0.32	0.02	0.12
	DDH-99-007							155.27	155.57	3.5	0.02	0.00	0.03
	DDH-99-007							155.57	156.56
	DDH-99-007							156.56	156.94	4	0.01	0.00	0.05
	DDH-99-007							156.94	157.26	0.5	0.00	0.00	0.03
	DDH-99-007							157.26	157.76
	DDH-99-007							157.76	158.15	167.2	0.34	0.12	0.22
	DDH-99-007							158.15	158.75
	DDH-99-007							158.75	159.16	2.1	0.00	0.01	0.03
	DDH-99-007							159.16	159.81
	DDH-99-007							159.81	160.20	4.8	0.00	0.00	0.03
	DDH-99-007							160.20	161.60
	DDH-99-007							161.60	162.02	4.7	0.01	0.01	0.03
	DDH-99-007							162.02	164.00
	DDH-99-007							164.00	164.53	13.3	0.07	0.05	0.06
	DDH-99-007							164.53	169.15
	DDH-99-007							169.15	169.49	2.9	0.00	0.00	0.04
	DDH-99-007							169.49	170.59
	DDH-99-007							170.59	170.89	2.2	0.02	0.02	0.04
	DDH-99-007							170.89	171.29
	DDH-99-007							171.29	171.52	2.6	0.00	0.00	0.03
	DDH-99-007							171.52	174.65
	DDH-99-007							174.65	174.90	1.1	0.00	0.00	0.03
	DDH-99-007							174.90	210.38
	DDH-99-007							210.38	210.82	1.3	0.00	0.00	0.04
	DDH-99-007							210.82	213.03
	DDH-99-007							213.03	213.20	1	0.00	0.00	0.05
	DDH-99-007							213.20	213.68	1.4	0.00	0.00	0.05
	DDH-99-007							213.68	216.47
	DDH-99-007							216.47	216.75	29.4	0.00	0.06	0.06
	DDH-99-007							216.75	253.90

“E”	DDH-99-008	777,648	7,646,190	4,571	147.22	200º	-45º	—	26.60
	DDH-99-008							26.60	26.82	941.6	0.04	0.52	0.32
	DDH-99-008							26.82	27.16	26.8	0.00	0.20	0.07
	DDH-99-008							27.16	37.24
	DDH-99-008							37.24	37.43	1	0.00	0.03	0.02
	DDH-99-008							37.43	47.43
	DDH-99-008							47.43	47.70	3.4	0.00	0.01	0.52
	DDH-99-008							47.70	51.18
	DDH-99-008							51.18	51.38	1	0.00	0.04	0.16
	DDH-99-008							51.38	52.73
	DDH-99-008							52.73	52.90	5	0.00	0.11	0.53
	DDH-99-008							52.90	53.23	1.3	0.00	0.07	0.23
	DDH-99-008							53.23	58.68
	DDH-99-008							58.68	58.96	9	0.00	0.61	0.24
	DDH-99-008							58.96	59.26	14.5	0.00	0.59	0.16
	DDH-99-008							59.26	60.96
	DDH-99-008							60.96	61.21	19.6	0.01	0.27	0.30
	DDH-99-008							61.21	61.38	36.7	0.01	0.87	0.32
	DDH-99-008							61.38	61.60	10.9	0.00	0.34	0.12
	DDH-99-008							61.60	61.90
	DDH-99-008							61.90	62.06	12.9	0.00	0.06	0.22
	DDH-99-008							62.06	63.06
	DDH-99-008							63.06	63.16	17.1	0.00	0.04	0.36

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-008							63.16	69.67
	DDH-99-008							69.67	69.84	3.8	0.00	0.03	0.09
	DDH-99-008							69.84	82.64
	DDH-99-008							82.64	82.90	337.3	0.01	0.74	0.07
	DDH-99-008							82.90	83.21	5.3	0.00	0.21	0.05
	DDH-99-008							83.21	83.51
	DDH-99-008							83.51	83.81	902.5	0.06	0.47	0.08
	DDH-99-008							83.81	84.31
	DDH-99-008							84.31	84.62	541.1	0.02	1.23	0.54
	DDH-99-008							84.62	100.50
	DDH-99-008							100.50	100.70	111.4	0.02	0.02	0.08
	DDH-99-008							100.70	102.50
	DDH-99-008							102.50	102.69	5.4	0.00	0.04	0.05
	DDH-99-008							102.69	103.69
	DDH-99-008							103.69	103.78	13.3	0.00	0.02	0.36
	DDH-99-008							103.78	107.10
	DDH-99-008							107.10	107.24	15.2	0.00	0.02	0.50
	DDH-99-008							107.24	110.24
	DDH-99-008							110.24	110.45	2.6	0.00	0.06	0.10
	DDH-99-008							110.45	113.84
	DDH-99-008							113.84	114.27	11.6	0.00	0.02	0.34
	DDH-99-008							114.27	114.55	40.4	0.01	0.02	0.46
	DDH-99-008							114.55	114.77	4.7	0.00	0.01	0.15
	DDH-99-008							114.77	117.14
	DDH-99-008							117.14	117.30	34.4	0.00	0.02	0.18
	DDH-99-008							117.30	122.19
	DDH-99-008							122.19	122.34	72.9	0.01	0.19	0.47
	DDH-99-008							122.34	124.38
	DDH-99-008							124.38	124.72	4.1	0.00	0.07	0.03
	DDH-99-008							124.72	125.06	7.6	0.00	0.10	0.01
	DDH-99-008							125.06	125.50	2.9	0.00	0.07	0.02
	DDH-99-008							125.50	125.77	8.4	0.00	0.20	0.03
	DDH-99-008							125.77	126.17	9.9	0.00	0.20	0.02
	DDH-99-008							126.17	126.47	1.1	0.00	0.08	0.01
	DDH-99-008							126.47	126.87	4.2	0.00	0.04	0.02
	DDH-99-008							126.87	127.05	1.1	0.00	0.02	0.06
	DDH-99-008							127.05	127.51	1.8	0.00	0.03	0.05
	DDH-99-008							127.51	128.74
	DDH-99-008							128.74	128.93	2.2	0.00	0.09	0.06
	DDH-99-008							128.93	129.68
	DDH-99-008							129.68	129.91	0	0.00	0.04	0.24
	DDH-99-008							129.91	130.23	2	0.00	0.10	0.20
	DDH-99-008							130.23	130.63
	DDH-99-008							130.63	131.09	0	0.00	0.05	0.08
	DDH-99-008							131.09	138.32
	DDH-99-008							138.32	138.59	0	0.00	0.00	0.08
	DDH-99-008							138.59	147.22

Desconocida	DDH-99-009	777,998	7,645,922	4,568	202.08	335º	-54º	—	3.55
	DDH-99-009							3.55	3.96	20.3	0.01	0.07	0.01
	DDH-99-009							3.96	4.45	3392	0.03	0.18	0.02
	DDH-99-009							4.45	4.86	18.1	0.02	0.08	0.10
	DDH-99-009							4.86	5.06	364.7	0.06	0.47	1.82
	DDH-99-009							5.06	5.47	3.5	0.00	0.05	0.10
	DDH-99-009							5.47	5.81	4.6	0.00	0.04	0.24
	DDH-99-009							5.81	6.17	12.2	0.01	0.07	0.54
	DDH-99-009							6.17	6.75	55.2	0.11	0.06	0.22
	DDH-99-009							6.75	7.11	59.3	0.02	0.03	0.43
	DDH-99-009							7.11	7.41	10.2	0.01	0.01	0.13
	DDH-99-009							7.41	7.86	7.1	0.00	0.02	0.07
	DDH-99-009							7.86	8.18	2.1	0.00	0.03	0.05
	DDH-99-009							8.18	8.48
	DDH-99-009							8.48	8.68	22.8	0.02	0.07	0.42
	DDH-99-009							8.68	10.26
	DDH-99-009							10.26	10.47	1.1	0.00	0.01	0.10
	DDH-99-009							10.47	11.27
	DDH-99-009							11.27	11.76	2	0.00	0.01	0.08
	DDH-99-009							11.76	12.46
	DDH-99-009							12.46	12.69	1	0.00	0.02	0.10
	DDH-99-009							12.69	13.11
	DDH-99-009							13.11	13.47	2.5	0.00	0.01	0.05
	DDH-99-009							13.47	14.47
	DDH-99-009							14.47	14.88	5.9	0.00	0.01	0.06
	DDH-99-009							14.88	15.93
	DDH-99-009							15.93	16.15	4.5	0.00	0.01	0.08
	DDH-99-009							16.15	16.90
	DDH-99-009							16.90	17.09	3.4	0.00	0.01	0.05
	DDH-99-009							17.09	17.39
	DDH-99-009							17.39	17.49	5.4	0.00	0.01	0.04
	DDH-99-009							17.49	19.85
	DDH-99-009							19.85	19.99	3.6	0.00	0.01	0.05
	DDH-99-009							19.99	43.04
	DDH-99-009							43.04	43.16	0.2	0.00	0.00	0.03
	DDH-99-009							43.16	65.92
	DDH-99-009							65.92	66.36	13.4	0.01	0.07	0.46

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-009							66.36	66.91	9.3	0.00	0.04	0.29
	DDH-99-009							66.91	67.27	138.1	0.01	0.05	0.51
	DDH-99-009							67.27	67.55	26.6	0.00	0.06	0.53
	DDH-99-009							67.55	68.17	417	0.01	0.05	0.61
	DDH-99-009							68.17	68.82	8.8	0.00	0.04	0.17
	DDH-99-009							68.82	83.56
	DDH-99-009							83.56	83.76	5.1	0.00	0.02	0.04
	DDH-99-009							83.76	84.96
	DDH-99-009							84.96	85.10	0.5	0.00	0.02	0.31
	DDH-99-009							85.10	88.16
	DDH-99-009							88.16	88.34	13.8	0.01	0.03	0.14
	DDH-99-009							88.34	88.68	0.7	0.00	0.02	0.04
	DDH-99-009							88.68	88.93	105.1	0.07	0.10	0.29
	DDH-99-009							88.93	100.20
	DDH-99-009							100.20	100.72	6.3	0.00	0.02	0.36
	DDH-99-009							100.72	100.98	0.6	0.00	0.01	0.09
	DDH-99-009							100.98	104.70
	DDH-99-009							104.70	105.02	36.8	0.02	0.04	0.38
	DDH-99-009							105.02	105.46	5.3	0.00	0.03	0.13
	DDH-99-009							105.46	118.39
	DDH-99-009							118.39	118.75	0	0.00	0.01	0.08
	DDH-99-009							118.75	129.23
	DDH-99-009							129.23	129.48	18	0.02	0.02	0.92
	DDH-99-009							129.48	148.72
	DDH-99-009							148.72	148.89	0	0.00	0.02	0.05
	DDH-99-009							148.89	173.95
	DDH-99-009							173.95	174.19	0.7	0.00	0.02	0.04
	DDH-99-009							174.19	189.79
	DDH-99-009							189.79	190.09	0	0.00	0.01	0.04
	DDH-99-009							190.09	190.79
	DDH-99-009							190.79	191.08	0	0.00	0.01	0.03
	DDH-99-009							191.08	202.08

Brunton	DDH-99-010	779,166	7,646,090	4,482	156.36	217º	-49º	—	14.31
Miriam	DDH-99-010							14.31	14.55	0	0.00	0.01	0.02
	DDH-99-010							14.55	16.55
	DDH-99-010							16.55	16.86	0	0.00	0.00	0.01
	DDH-99-010							16.86	25.90
	DDH-99-010							25.90	26.07	0	0.00	0.00	0.02
	DDH-99-010							26.07	31.39
	DDH-99-010							31.39	31.77	0	0.00	0.00	0.03
	DDH-99-010							31.77	32.27
	DDH-99-010							32.27	32.63	0.4	0.00	0.01	0.03
	DDH-99-010							32.63	33.01	0.5	0.00	0.01	0.04
	DDH-99-010							33.01	33.51
	DDH-99-010							33.51	33.75	0	0.00	0.01	0.02
	DDH-99-010							33.75	34.20
	DDH-99-010							34.20	34.43	0	0.00	0.01	0.02
	DDH-99-010							34.43	37.84
	DDH-99-010							37.84	37.97	0.4	0.00	0.05	0.07
	DDH-99-010							37.97	38.18
	DDH-99-010							38.18	38.29	0.5	0.00	0.01	0.04
	DDH-99-010							38.29	41.29
	DDH-99-010							41.29	41.44	0.9	0.00	0.03	0.03
	DDH-99-010							41.44	44.14
	DDH-99-010							44.14	44.44	0	0.00	0.00	0.03
	DDH-99-010							44.44	44.79
	DDH-99-010							44.79	44.94	0.4	0.00	0.00	0.03
	DDH-99-010							44.94	45.34
	DDH-99-010							45.34	45.55	0.6	0.00	0.00	0.08
	DDH-99-010							45.55	47.08
	DDH-99-010							47.08	47.39	0.2	0.00	0.01	0.03
	DDH-99-010							47.39	48.39
	DDH-99-010							48.39	48.51	0.3	0.00	0.01	0.03
	DDH-99-010							48.51	49.21
	DDH-99-010							49.21	49.50	0.4	0.00	0.01	0.06
	DDH-99-010							49.50	49.98
	DDH-99-010							49.98	50.43	0.3	0.00	0.01	0.02
	DDH-99-010							50.43	50.83	2.9	0.02	0.05	0.06
	DDH-99-010							50.83	60.38
	DDH-99-010							60.38	60.70	0	0.00	0.03	0.06
	DDH-99-010							60.70	65.07
	DDH-99-010							65.07	65.63	1.4	0.00	0.01	0.05
	DDH-99-010							65.63	66.38
	DDH-99-010							66.38	66.72	0.4	0.00	0.02	0.03
	DDH-99-010							66.72	67.07
	DDH-99-010							67.07	67.24	0	0.00	0.01	0.03
	DDH-99-010							67.24	71.02
	DDH-99-010							71.02	71.48	0	0.00	0.02	0.06
	DDH-99-010							71.48	77.11
	DDH-99-010							77.11	77.30	0.9	0.00	0.03	0.05
	DDH-99-010							77.30	79.82
	DDH-99-010							79.82	80.16	0	0.00	0.01	0.03
	DDH-99-010							80.16	80.58	0	0.00	0.01	0.03
	DDH-99-010							80.58	81.17	0	0.00	0.01	0.03

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-010							81.17	81.41	2	0.00	0.01	0.02
	DDH-99-010							81.41	81.56
	DDH-99-010							81.56	81.79	0	0.00	0.01	0.02
	DDH-99-010							81.79	82.19
	DDH-99-010							82.19	82.48	0.4	0.00	0.01	0.03
	DDH-99-010							82.48	89.21
	DDH-99-010							89.21	89.57	0	0.00	0.01	0.03
	DDH-99-010							89.57	101.15
	DDH-99-010							101.15	101.54	6.2	0.01	0.02	0.07
	DDH-99-010							101.54	117.69
	DDH-99-010							117.69	117.89	19.8	0.04	0.17	0.08
	DDH-99-010							117.89	126.68
	DDH-99-010							126.68	127.10	2.4	0.00	0.07	0.08
	DDH-99-010							127.10	132.93
	DDH-99-010							132.93	133.03	21.3	0.19	0.54	0.12
	DDH-99-010							133.03	138.27
	DDH-99-010							138.27	138.39	5.8	0.02	0.18	0.08
	DDH-99-010							138.39	141.97
	DDH-99-010							141.97	142.07	6.4	0.02	0.21	0.08
	DDH-99-010							142.07	142.17
	DDH-99-010							142.17	142.30	0	0.00	0.01	0.02
	DDH-99-010							142.30	150.52
	DDH-99-010							150.52	150.69	4.3	0.02	0.13	0.13
	DDH-99-010							150.69	155.06

Gandy	DDH-99-011	778,869	7,645,821	4,486	171.60	178º	-58º	—	68.27
San Vicente	DDH-99-011							68.27	68.68	0	0.00	0.01	0.04
	DDH-99-011							68.68	69.38
	DDH-99-011							69.38	70.17	0	0.00	0.03	0.07
	DDH-99-011							70.17	71.05	0.3	0.00	0.05	0.12
	DDH-99-011							71.05	71.53	0	0.00	0.04	0.05
	DDH-99-011							71.53	71.80	0.5	0.00	0.06	0.05
	DDH-99-011							71.80	72.20	0	0.00	0.01	0.04
	DDH-99-011							72.20	72.90
	DDH-99-011							72.90	73.83	0	0.00	0.04	0.09
	DDH-99-011							73.83	74.44	0.5	0.00	0.09	0.31
	DDH-99-011							74.44	75.32	0	0.00	0.03	0.09
	DDH-99-011							75.32	75.82
	DDH-99-011							75.82	76.01	0	0.00	0.01	0.04
	DDH-99-011							76.01	93.65
	DDH-99-011							93.65	93.84	2.8	0.04	0.01	0.19
	DDH-99-011							93.84	105.04
	DDH-99-011							105.04	105.34	7.9	0.00	0.02	0.33
	DDH-99-011							105.34	105.92	73.3	0.04	0.06	1.79
	DDH-99-011							105.92	106.36	25.7	0.01	0.11	0.84
	DDH-99-011							106.36	106.76	97	0.06	0.23	6.40
	DDH-99-011							106.76	106.98	13.5	0.00	0.03	0.23
	DDH-99-011							106.98	108.85
	DDH-99-011							108.85	109.06	5	0.00	0.03	0.30
	DDH-99-011							109.06	159.41
	DDH-99-011							159.41	159.71	11	0.01	0.01	0.45
	DDH-99-011							159.71	160.46	21.6	0.03	0.09	3.68
	DDH-99-011							160.46	160.81	10.3	0.05	0.05	0.31
	DDH-99-011							160.81	171.60

6 de Agosto	DDH-99-012	778,041	7,645,329	4,493	245.36	203º	-67º	—	69.93
	DDH-99-012							69.93	70.60	1.7	0.00	0.01	0.18
	DDH-99-012							70.60	71.16	2.6	0.00	0.01	0.17
	DDH-99-012							71.16	78.02
	DDH-99-012							78.02	78.37	2.9	0.00	0.01	0.28
	DDH-99-012							78.37	78.62
	DDH-99-012							78.62	79.28	3.2	0.00	0.00	0.17
	DDH-99-012							79.28	88.77
	DDH-99-012							88.77	89.41	1.3	0.00	0.01	0.21
	DDH-99-012							89.41	94.46
	DDH-99-012							94.46	95.40	8.5	0.03	0.01	0.25
	DDH-99-012							95.40	95.68	257	0.21	0.03	4.70
	DDH-99-012							95.68	96.37	3.4	0.00	0.01	0.16
	DDH-99-012							96.37	96.86	4.6	0.00	0.03	0.20
	DDH-99-012							96.86	97.46	85	0.08	0.02	4.19
	DDH-99-012							97.46	97.93	152	0.14	0.03	6.56
	DDH-99-012							97.93	98.17	12	0.01	0.01	1.08
	DDH-99-012							98.17	98.56	7.2	0.01	0.01	0.35
	DDH-99-012							98.56	99.37	115	0.13	0.10	1.95
	DDH-99-012							99.37	99.66	92.2	0.11	0.03	4.78
	DDH-99-012							99.66	100.47	30.8	0.03	0.01	0.38
	DDH-99-012							100.47	100.98	711	0.47	0.60	15.90
	DDH-99-012							100.98	101.51	1621	0.31	0.36	3.35
	DDH-99-012							101.51	102.05	18	0.04	0.03	0.29
	DDH-99-012							102.05	102.57	11.3	0.02	0.01	0.65
	DDH-99-012							102.57	102.87	5	0.01	0.01	0.15
	DDH-99-012							102.87	103.47
	DDH-99-012							103.47	103.73	35.8	0.05	0.06	1.58
	DDH-99-012							103.73	105.16
	DDH-99-012							105.16	106.12	2.2	0.00	0.07	0.31
	DDH-99-012							106.12	106.46	6.8	0.01	0.02	1.84

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-012							106.46	106.56
	DDH-99-012							106.56	106.96	3.3	0.00	0.12	0.55
	DDH-99-012							106.96	107.46
	DDH-99-012							107.46	107.64	5.7	0.01	0.02	1.20
	DDH-99-012							107.64	159.32
	DDH-99-012							159.32	159.54	2.7	0.01	0.01	0.50
	DDH-99-012							159.54	160.37
	DDH-99-012							160.37	160.56	0.2	0.00	0.01	0.13
	DDH-99-012							160.56	245.36

Litoral	DDH-99-013	778,686	7,644,905	4,473	236.80	5º	-57º	—	67.37
	DDH-99-013							67.37	68.17	0	0.00	0.01	0.02
	DDH-99-013							68.17	68.78	0.4	0.00	0.02	0.03
	DDH-99-013							68.78	69.03	0.3	0.00	0.02	0.08
	DDH-99-013							69.03	69.84	0.3	0.00	0.00	0.02
	DDH-99-013							69.84	70.65	0	0.00	0.00	0.02
	DDH-99-013							70.65	71.45	0	0.00	0.00	0.01
	DDH-99-013							71.45	72.25	0	0.00	0.01	0.02
	DDH-99-013							72.25	73.05	0	0.00	0.00	0.02
	DDH-99-013							73.05	73.85	0	0.00	0.00	0.02
	DDH-99-013							73.85	74.70	0	0.00	0.00	0.01
	DDH-99-013							74.70	89.90
	DDH-99-013							89.90	90.28	0	0.00	0.00	0.01
	DDH-99-013							90.28	91.48
	DDH-99-013							91.48	92.02	0	0.00	0.00	0.05
	DDH-99-013							92.02	92.65
	DDH-99-013							92.65	93.39	0	0.00	0.00	0.03
	DDH-99-013							93.39	94.19	0	0.00	0.00	0.02
	DDH-99-013							94.19	94.89	0	0.00	0.00	0.02
	DDH-99-013							94.89	101.25
	DDH-99-013							101.25	101.46	0	0.00	0.00	0.01
	DDH-99-013							101.46	108.60
	DDH-99-013							108.60	109.64	0.5	0.00	0.00	0.04
	DDH-99-013							109.64	117.24
	DDH-99-013							117.24	117.94	0.8	0.00	0.00	0.01
	DDH-99-013							117.94	118.89	4.3	0.01	0.01	1.37
	DDH-99-013							118.89	119.73	0.6	0.01	0.00	0.01
	DDH-99-013							119.73	120.40	1.9	0.02	0.00	0.01
	DDH-99-013							120.40	120.67	11.3	0.24	0.01	0.06
	DDH-99-013							120.67	121.22	1.3	0.02	0.00	0.02
	DDH-99-013							121.22	121.82	0.5	0.01	0.00	0.01
	DDH-99-013							121.82	123.68
	DDH-99-013							123.68	124.32	0	0.01	0.00	0.01
	DDH-99-013							124.32	124.52
	DDH-99-013							124.52	124.87	0.4	0.01	0.00	0.01
	DDH-99-013							124.87	125.37
	DDH-99-013							125.37	125.83	0.7	0.01	0.00	0.01
	DDH-99-013							125.83	126.06	2	0.01	0.00	0.02
	DDH-99-013							126.06	126.50	0.7	0.00	0.00	0.01
	DDH-99-013							126.50	126.89	2.3	0.02	0.00	0.03
	DDH-99-013							126.89	127.19
	DDH-99-013							127.19	127.49	0.4	0.00	0.00	0.02
	DDH-99-013							127.49	167.00
	DDH-99-013							167.00	167.38	2.2	0.09	0.00	0.03
	DDH-99-013							167.38	167.86	42.5	0.74	0.02	0.05
	DDH-99-013							167.86	168.37	2.3	0.03	0.00	0.02
	DDH-99-013							168.37	169.45
	DDH-99-013							169.45	169.71	0.5	0.00	0.00	0.01
	DDH-99-013							169.71	169.97	0.7	0.00	0.00	0.01
	DDH-99-013							169.97	170.78	1.6	0.00	0.00	0.01
	DDH-99-013							170.78	171.21	2.4	0.01	0.00	0.02
	DDH-99-013							171.21	172.75
	DDH-99-013							172.75	173.00	1.3	0.00	0.00	0.01
	DDH-99-013							173.00	173.20
	DDH-99-013							173.20	173.55	1	0.00	0.00	0.01
	DDH-99-013							173.55	173.92	11.2	0.29	0.03	0.12
	DDH-99-013							173.92	174.31	2.4	0.01	0.01	0.04
	DDH-99-013							174.31	177.80
	DDH-99-013							177.80	178.08	3.9	0.37	0.00	0.07
	DDH-99-013							178.08	195.99

Arturo	DDH-99-014	778,103	7,644,881	4,497	180.75	213º	-59º	—	85.70
Ramo Arturo	DDH-99-014							85.70	86.26	4.4	0.36	0.00	0.07
	DDH-99-014							86.26	87.29	1.1	0.00	0.00	0.07
	DDH-99-014							87.29	87.59
	DDH-99-014							87.59	88.39	1.2	0.00	0.00	0.08
	DDH-99-014							88.39	89.23	1.3	0.00	0.00	0.17
	DDH-99-014							89.23	89.53	2.3	0.00	0.00	0.26
	DDH-99-014							89.53	90.13	9	0.03	0.01	2.88
	DDH-99-014							90.13	90.68	2.6	0.00	0.00	0.49
	DDH-99-014							90.68	91.52	2	0.00	0.00	0.11
	DDH-99-014							91.52	92.60	1.3	0.00	0.00	0.20
	DDH-99-014							92.60	110.89
	DDH-99-014							110.89	111.17	3.6	0.00	0.01	0.32
	DDH-99-014							111.17	111.62
	DDH-99-014							111.62	112.11	0	0.00	0.00	0.22

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-014							112.11	112.52	71.7	0.08	0.07	12.90
	DDH-99-014							112.52	113.03	8.5	0.02	0.03	1.38
	DDH-99-014							113.03	113.78	0.4	0.00	0.00	0.17
	DDH-99-014							113.78	114.23
	DDH-99-014							114.23	114.69	0	0.00	0.00	0.15
	DDH-99-014							114.69	114.97	2.6	0.00	0.00	0.47
	DDH-99-014							114.97	115.59	1.3	0.00	0.00	0.25
	DDH-99-014							115.59	115.98	1.7	0.00	0.00	0.61
	DDH-99-014							115.98	116.93	1.6	0.00	0.00	0.68
	DDH-99-014							116.93	117.63	4.4	0.01	0.01	1.06
	DDH-99-014							117.63	118.17	4.3	0.01	0.01	0.56
	DDH-99-014							118.17	118.38	98.8	0.63	0.02	3.24
	DDH-99-014							118.38	119.37	0.9	0.00	0.00	0.20
	DDH-99-014							119.37	124.23
	DDH-99-014							124.23	124.52	0.3	0.00	0.00	0.11
	DDH-99-014							124.52	124.94	6.4	0.01	0.01	3.54
	DDH-99-014							124.94	125.64	0.2	0.00	0.00	0.16
	DDH-99-014							125.64	126.75	0.8	0.00	0.00	0.12
	DDH-99-014							126.75	131.63
	DDH-99-014							131.63	132.08	0.7	0.00	0.00	0.11
	DDH-99-014							132.08	146.47
	DDH-99-014							146.47	147.24	0.6	0.00	0.00	0.07
	DDH-99-014							147.24	147.87	5.1	0.02	0.01	0.13
	DDH-99-014							147.87	148.14	81.3	0.10	0.02	10.60
	DDH-99-014							148.14	148.74	3.5	0.01	0.01	0.09
	DDH-99-014							148.74	152.56
	DDH-99-014							152.56	152.83	3.6	0.01	0.02	0.09
	DDH-99-014							152.83	154.16
	DDH-99-014							154.16	154.43	15	0.03	0.01	0.06
	DDH-99-014							154.43	154.61	70	0.37	0.03	5.28
	DDH-99-014							154.61	155.07	8.5	0.02	0.01	0.11
	DDH-99-014							155.07	155.29	9.5	0.04	0.01	0.66
	DDH-99-014							155.29	155.75	7.3	0.03	0.01	0.10
	DDH-99-014							155.75	155.97	90	0.23	0.02	1.58
	DDH-99-014							155.97	156.23	2.6	0.02	0.02	0.19
	DDH-99-014							156.23	156.62	124	0.31	0.22	8.16
	DDH-99-014							156.62	157.08	6	0.02	0.04	0.48
	DDH-99-014							157.08	157.63
	DDH-99-014							157.63	158.36	3.1	0.01	0.02	0.25
	DDH-99-014							158.36	158.87	11.9	0.03	0.02	1.00
	DDH-99-014							158.87	159.68	3.4	0.01	0.00	16.42
	DDH-99-014							159.68	160.32	11.8	0.02	0.02	0.90
	DDH-99-014							160.32	160.66	16.1	0.04	0.05	4.46
	DDH-99-014							160.66	160.98	13.7	0.02	0.02	0.49
	DDH-99-014							160.98	161.65	196	0.23	0.18	22.04
	DDH-99-014							161.65	162.25	166	0.20	0.18	13.10
	DDH-99-014							162.25	162.83	2.6	0.01	0.02	0.12
	DDH-99-014							162.83	163.56	1	0.00	0.01	0.07
	DDH-99-014							163.56	164.01	4.4	0.01	0.01	0.11
	DDH-99-014							164.01	165.15	22.6	0.04	0.01	0.56
	DDH-99-014							165.15	166.15	4.6	0.01	0.00	0.18
	DDH-99-014							166.15	166.94	27.7	0.05	0.01	7.36
	DDH-99-014							166.94	167.86	4.5	0.01	0.00	0.12
	DDH-99-014							167.86	180.75

San Francisco	DDH-99-015	778,482	7,644,576	4,430	138.07	197	-53º	—	20.05
	DDH-99-015							20.05	20.80	0	0.00	0.00	0.10
	DDH-99-015							20.80	21.78	0.9	0.00	0.00	0.15
	DDH-99-015							21.78	22.45	0.5	0.00	0.01	0.18
	DDH-99-015							22.45	59.03
	DDH-99-015							59.03	59.28	0	0.00	0.00	0.06
	DDH-99-015							59.28	61.18
	DDH-99-015							61.18	61.65	0	0.00	0.00	0.16
	DDH-99-015							61.65	69.07
	DDH-99-015							69.07	69.52	0	—	0.01	0.08
	DDH-99-015							69.52	70.24	0	—	0.00	0.10
	DDH-99-015							70.24	70.81	0	—	0.00	0.10
	DDH-99-015							70.81	71.87	0	—	0.00	0.09
	DDH-99-015							71.87	72.83	0	—	0.00	0.09
	DDH-99-015							72.83	74.19	0	—	0.00	0.09
	DDH-99-015							74.19	98.30
	DDH-99-015							98.30	98.58	0	0.02	0.00	0.07
	DDH-99-015							98.58	114.79
	DDH-99-015							114.79	115.02	21.8	0.01	0.01	3.28
	DDH-99-015							115.02	115.49	2	0.00	0.01	0.23
	DDH-99-015							115.49	117.44
	DDH-99-015							117.44	117.77	712	1.06	0.10	5.36
	DDH-99-015							117.77	118.20	21.1	0.06	0.01	2.30
	DDH-99-015							118.20	118.82	3.2	0.01	0.01	0.46
	DDH-99-015							118.82	119.56	6.6	0.02	0.00	2.12
	DDH-99-015							119.56	120.20	0.7	0.00	0.00	0.02
	DDH-99-015							120.20	138.07

Chichas	DDH-99-016	778,579	7,643,365	4,437	159.42	193º	-45º	—	89.01
	DDH-99-016							89.01	89.31	0	0.00	0.01	0.06
	DDH-99-016							89.31	91.21
	DDH-99-016							91.21	91.43	0.3	0.00	0.01	0.14
	DDH-99-016							91.43	92.70

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-016							92.70	93.13	1.5	0.00	0.01	0.07
	DDH-99-016							93.13	97.80
	DDH-99-016							97.80	98.13	0.4	0.00	0.01	0.06
	DDH-99-016							98.13	104.00
	DDH-99-016							104.00	104.85	0	0.00	0.00	0.06
	DDH-99-016							104.85	105.29	0	0.00	0.00	0.07
	DDH-99-016							105.29	108.50
	DDH-99-016							108.50	108.79	0	0.00	0.00	0.04
	DDH-99-016							108.79	126.23
	DDH-99-016							126.23	127.30	0.4	0.00	0.01	0.06
	DDH-99-016							127.30	127.45
	DDH-99-016							127.45	127.68	1.1	0.00	0.00	0.02
	DDH-99-016							127.68	128.18
	DDH-99-016							128.18	128.52	0.5	0.00	0.00	0.03
	DDH-99-016							128.52	130.18
	DDH-99-016							130.18	130.76	1.3	0.01	0.02	0.06
	DDH-99-016							130.76	136.18
	DDH-99-016							136.18	136.51	2.7	0.00	0.01	0.52
	DDH-99-016							136.51	158.56
	DDH-99-016							158.56	158.94	3.2	0.01	0.00	0.23
	DDH-99-016							158.94	159.41

Litoral	DDH-99-017	778,998	7,645,073	4,470	192.94	3º	-54º	—	105.65
Ramo Litoral	DDH-99-017							105.65	106.60	2.3	0.01	0.01	0.02
	DDH-99-017							106.60	106.75
	DDH-99-017							106.75	107.71	0.9	0.00	0.01	0.01
	DDH-99-017							107.71	108.27	0.7	0.00	0.01	0.01
	DDH-99-017							108.27	108.83	0.5	0.00	0.01	0.02
	DDH-99-017							108.83	109.36	0.9	0.00	0.01	0.02
	DDH-99-017							109.36	119.74
	DDH-99-017							119.74	119.89	0.6	0.00	0.02	0.06
	DDH-99-017							119.89	127.88
	DDH-99-017							127.88	128.68	1	0.00	0.01	0.03
	DDH-99-017							128.68	132.58
	DDH-99-017							132.58	133.58	1.1	0.00	0.04	0.11
	DDH-99-017							133.58	134.03	5.4	0.00	0.05	0.11
	DDH-99-017							134.03	135.06	1.8	0.00	0.01	0.03
	DDH-99-017							135.06	136.03	6.6	0.01	0.04	0.06
	DDH-99-017							136.03	136.96	3.3	0.00	0.02	0.05
	DDH-99-017							136.96	137.73	1.1	0.00	0.04	0.03
	DDH-99-017							137.73	138.32	1.1	0.00	0.00	0.02
	DDH-99-017							138.32	138.80	0.8	0.00	0.00	0.02
	DDH-99-017							138.80	139.71	1.1	0.00	0.01	0.02
	DDH-99-017							139.71	140.67	0.4	0.00	0.01	0.03
	DDH-99-017							140.67	141.57	0.5	0.00	0.01	0.03
	DDH-99-017							141.57	142.49	0.7	0.00	0.00	0.02
	DDH-99-017							142.49	143.08	1.4	0.00	0.00	0.04
	DDH-99-017							143.08	143.68	1.9	0.00	0.00	0.38
	DDH-99-017							143.68	144.11	0.7	0.00	0.00	0.11
	DDH-99-017							144.11	144.66	4.8	0.01	0.00	0.78
	DDH-99-017							144.66	145.55	1	0.00	0.00	0.02
	DDH-99-017							145.55	146.17	1.1	0.00	0.00	0.01
	DDH-99-017							146.17	147.09	1.2	0.01	0.01	0.02
	DDH-99-017							147.09	147.88	2.4	0.06	0.01	0.04
	DDH-99-017							147.88	148.65	2.3	0.09	0.01	0.06
	DDH-99-017							148.65	149.10	277	1.77	0.05	0.64
	DDH-99-017							149.10	149.63	46.1	0.19	0.01	0.61
	DDH-99-017							149.63	150.20	230.2	1.03	0.03	1.92
	DDH-99-017							150.20	150.61	145.5	0.37	0.02	0.33
	DDH-99-017							150.61	150.96	867.9	0.35	0.09	7.56
	DDH-99-017							150.96	151.48	993.8	0.35	0.02	1.84
	DDH-99-017							151.48	152.40	3473.8	1.27	0.03	3.96
	DDH-99-017							152.40	153.14	1230.9	2.47	0.01	1.28
	DDH-99-017							153.14	153.54	57.1	1.23	0.01	0.12
	DDH-99-017							153.54	154.00	5.2	0.01	0.00	0.02
	DDH-99-017							154.00	154.56	2850.2	1.00	0.01	0.60
	DDH-99-017							154.56	155.19	104.5	0.06	0.00	0.06
	DDH-99-017							155.19	155.65	1966.1	0.51	0.01	0.34
	DDH-99-017							155.65	156.31	606.1	0.23	0.01	0.58
	DDH-99-017							156.31	157.04	11	0.01	0.01	1.07
	DDH-99-017							157.04	157.96	2.3	0.00	0.00	0.13
	DDH-99-017							157.96	158.88	1.1	0.00	0.00	0.01
	DDH-99-017							158.88	159.81	2.1	0.00	0.00	0.01
	DDH-99-017							159.81	160.73	6.7	0.00	0.01	0.00
	DDH-99-017							160.73	161.01	3634.1	1.01	0.03	0.38
	DDH-99-017							161.01	161.63	9.7	0.01	0.00	0.69
	DDH-99-017							161.63	162.15	18.3	0.02	0.00	1.61
	DDH-99-017							162.15	162.58	5.8	0.00	0.01	0.39
	DDH-99-017							162.58	163.50	10.5	0.02	0.00	1.46
	DDH-99-017							163.50	163.79	22	0.01	0.00	2.02
	DDH-99-017							163.79	164.44	6	0.00	0.00	0.38
	DDH-99-017							164.44	165.42	4	0.00	0.00	0.16
	DDH-99-017							165.42	166.25	39.3	0.01	0.00	0.01
	DDH-99-017							166.25	166.60	215.4	0.05	0.01	0.02
	DDH-99-017							166.60	167.19	80.5	0.02	0.00	0.78
	DDH-99-017							167.19	167.90	17	0.00	0.00	0.04
	DDH-99-017							167.90	171.45
	DDH-99-017							171.45	171.74	0.9	0.00	0.00	0.01

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-017							171.74	172.00
	DDH-99-017							172.00	172.67	2.3	0.00	0.00	0.00
	DDH-99-017							172.67	180.85
	DDH-99-017							180.85	181.37	0.3	0.00	0.00	0.01
	DDH-99-017							181.37	183.79
	DDH-99-017							183.79	184.61	0.8	0.00	0.00	0.01
	DDH-99-017							184.61	188.44
	DDH-99-017							188.44	188.74	0.5	0.00	0.00	0.01
	DDH-99-017							188.74	192.51
	DDH-99-017							192.51	192.94	0.8	0.00	0.00	0.01

“H”	DDH-99-018	777,935	7,646,117	4,411	159.41	156º	-60º	—	12.86
	DDH-99-018							12.86	13.12	37.7	0.01	0.05	0.38
	DDH-99-018							13.12	27.70
	DDH-99-018							27.70	28.12	14.1	0.01	0.03	0.12
	DDH-99-018							28.12	29.20
	DDH-99-018							29.20	29.48	20.7	0.10	0.07	0.06
	DDH-99-018							29.48	125.63
	DDH-99-018							125.63	126.23	286.2	0.02	0.07	0.57
	DDH-99-018							126.23	127.93
	DDH-99-018							127.93	128.11	44.7	0.01	0.07	0.38
	DDH-99-018							128.11	159.41

“E”	DDH-99-019	777,617	7,645,980	4,586	199.03	73º	-58º	—	4.06
	DDH-99-019							4.06	4.46	0.7	0.00	0.01	0.06
	DDH-99-019							4.46	107.69
	DDH-99-019							107.69	107.89	50.3	0.03	0.03	0.17
	DDH-99-019							107.89	119.54
	DDH-99-019							119.54	119.79	28.7	0.01	0.05	0.66
	DDH-99-019							119.79	119.99
	DDH-99-019							119.99	120.38	7.1	0.00	0.03	0.18
	DDH-99-019							120.38	140.02
	DDH-99-019							140.02	141.44	13.4	0.00	0.02	0.45
	DDH-99-019							141.44	199.03

Zona stockwork	DDH-99-020	777,067	7,646,273	4,426	168.55	28º	-50º	—	127.73
	DDH-99-020							127.73	127.91	1.2	0.00	0.02	0.15
	DDH-99-020							127.91	142.77
	DDH-99-020							142.77	142.93	0.5	0.00	0.02	0.11
	DDH-99-020							142.93	145.02
	DDH-99-020							145.02	145.24	1	0.00	0.01	0.08
	DDH-99-020							145.24	145.64
	DDH-99-020							145.64	145.99	0.4	0.00	0.01	0.06
	DDH-99-020							145.99	147.97
	DDH-99-020							147.97	148.70	0.5	0.00	0.01	0.08
	DDH-99-020							148.70	168.55

6 de Agosto	DDH-99-021	778,333	7,645,147	4,541	67.97	218º	-90º	—	35.44
	DDH-99-021							35.44	36.38	0.3	0.00	0.02	0.06
	DDH-99-021							36.38	37.69
	DDH-99-021							37.69	38.20	0.3	0.00	0.03	0.07
	DDH-99-021							38.20	40.29
	DDH-99-021							40.29	40.54	0.4	0.00	0.01	0.13
	DDH-99-021							40.54	41.09
	DDH-99-021							41.09	41.50	0.6	0.00	0.02	0.15
	DDH-99-021							41.50	42.60
	DDH-99-021							42.60	42.90	0.3	0.00	0.01	0.09
	DDH-99-021							42.90	44.89
	DDH-99-021							44.89	45.11	0	0.00	0.00	0.05
	DDH-99-021							45.11	46.88
	DDH-99-021							46.88	47.49	0.6	0.00	0.01	0.28
	DDH-99-021							47.49	48.62
	DDH-99-021							48.62	49.68	1.9	0.00	0.02	0.34
	DDH-99-021							49.68	50.25	5.5	0.00	0.23	1.32
	DDH-99-021							50.25	51.31	1.7	0.00	0.08	0.36
	DDH-99-021							51.31	51.50	7.5	0.00	0.12	4.29
	DDH-99-021							51.50	52.41	4.2	0.00	0.06	1.16
	DDH-99-021							52.41	52.97	32.1	0.02	0.07	5.06
	DDH-99-021							52.97	53.55	70.4	0.03	0.06	2.54
	DDH-99-021							53.55	54.30	174.6	0.15	0.08	1.76
	DDH-99-021							54.30	55.06	210.9	0.06	0.17	3.08
	DDH-99-021							55.06	55.58	354.8	0.13	0.16	4.77
	DDH-99-021							55.58	56.10	270.4	0.23	0.15	5.52
	DDH-99-021							56.10	58.83
	DDH-99-021							58.83	59.49	129.4	0.09	0.08	2.28
	DDH-99-021							59.49	60.19	369.8	0.37	0.08	9.94
	DDH-99-021							60.19	60.57	56.5	0.09	0.03	1.86
	DDH-99-021							60.57	60.84	4.5	0.01	0.02	0.65
	DDH-99-021							60.84	61.08	9.4	0.01	0.07	2.17
	DDH-99-021							61.08	61.57	1.2	0.00	0.02	0.32
	DDH-99-021							61.57	62.32
	DDH-99-021							62.32	62.51	1	0.00	0.01	0.04
	DDH-99-021							62.51	63.46
	DDH-99-021							63.46	64.05	5.7	0.01	0.05	0.48
	DDH-99-021							64.05	64.51	3.6	0.01	0.03	0.88
	DDH-99-021							64.51	64.92
	DDH-99-021							64.92	65.60	1.7	0.00	0.02	0.43
	DDH-99-021							65.60	66.45	2.1	0.01	0.01	0.34

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-021							66.45	67.00
	DDH-99-021							67.00	67.20	3	0.01	0.01	0.23
	DDH-99-021							67.20	67.49
	DDH-99-021							67.49	67.97	1.7	0.00	0.01	0.28

Ramo San José	DDH-9101			4,368	310.00	210º	-18º	—	135.17
6 de Agosto	DDH-9101							135.17	136.03	73	0.12	0.03	5.74
	DDH-9101							136.03	239.54
	DDH-9101							239.54	240.34	9.8	0.05	0.01	0.51
	DDH-9101							240.34	287.09
	DDH-9101							287.09	289.08	9.8	0.05	0.01	0.08
	DDH-9101							289.08	299.10
	DDH-9101							299.10	300.06	46.9	1.03	0.01	0.12
	DDH-9101							300.06	310.00

Ramo San José	DDH-9102			4,368	326.00	180º	-36º	—	175.55
	DDH-9102							175.55	176.12	1255.1	0.32	0.18	0.32
	DDH-9102							176.12	176.74	48.6	0.02	0.02	0.04
	DDH-9102							176.74	194.28
	DDH-9102							194.28	195.01	9.5	0.00	0.01	0.02
	DDH-9102							195.01	221.60
	DDH-9102							221.60	221.91	6.4	0.00	0.01	0.06
	DDH-9102							221.91	227.41
	DDH-9102							227.41	228.46	35.7	0.12	0.06	0.14
	DDH-9102							228.46	240.82
	DDH-9102							240.82	241.57	8.6	0.19	0.02	0.03
	DDH-9102							241.57	258.88
	DDH-9102							258.88	260.30	2.6	0.02	0.01	0.01
	DDH-9102							260.30	321.00
	DDH-9102							321.00	321.60	9	0.01	0.01	0.08
	DDH-9102							321.60	322.40	2.8	0.00	0.01	0.05
	DDH-9102							322.40	326.00

Cantera	DDH-52-3				300.05	190º	-65º	—	14.53
	DDH-52-3							14.53	15.15	20.4	0.01	0.03	0.39
	DDH-52-3							15.15	15.63	223.5	0.13	0.79	10.92
	DDH-52-3							15.63	16.09	75.8	0.06	0.04	0.43
	DDH-52-3							16.09	263.70
	DDH-52-3							263.70	264.20	4.3	0.00	0.01	0.13
	DDH-52-3							264.20	264.76	2.7	0.00	0.01	0.08
	DDH-52-3							264.76	266.20	6.7	0.00	0.02	0.39
	DDH-52-3							266.20	266.53	1.2	0.00	0.01	0.34
	DDH-52-3							266.53	266.73	0.8	0.02	0.01	0.07
	DDH-52-3							266.73	267.47
	DDH-52-3							267.47	267.96	0.8	0.00	0.01	0.37
	DDH-52-3							267.96	300.50

Adela	CH-99-0-001	778,542	7,645,455	4,438	6.50	206º	0º	—	2.30	12.9	0.01	0.01	0.05
	CH-99-0-001							2.30	4.00	12.9	0.03	0.01	0.10
	CH-99-0-001							4.00	5.30	481.7	0.90	0.04	0.66
	CH-99-0-001							5.30	6.50	198.1	0.35	0.04	0.19

Adela	CH-99-0-002	778,622	7,645,399	4,438	10.95	214º	0º	—	1.60	11.1	0.01	0.01	0.14
	CH-99-0-002							1.60	3.35	6.2	0.01	0.01	0.15
	CH-99-0-002							3.35	4.75	304.5	0.24	0.13	1.49
	CH-99-0-002							4.75	6.85	263.4	0.12	0.08	0.65
	CH-99-0-002							6.85	8.85	34	0.04	0.02	0.13
	CH-99-0-002							8.85	10.95	9.9	0.03	0.02	0.11

Adela	CH-99-0-003	778,658	7,645,365	4,438	9.05	207º	0º	—	1.90	166.6	0.23	0.08	0.44
	CH-99-0-003							1.90	4.50	203.3	0.26	0.07	2.91
	CH-99-0-003							4.50	6.75	28.7	0.05	0.02	0.29
	CH-99-0-003							6.75	9.05	34.3	0.02	0.04	0.18

Union	CH-99-0-004	778,513	7,645,139	4,438	4.45	330º	0º	—	1.55	429.1	0.18	0.07	11.88
	CH-99-0-004							1.55	2.40	2656.2	0.68	0.30	13.70
	CH-99-0-004							2.40	3.75	1305.3	0.48	0.16	27.94
	CH-99-0-004							3.75	4.45	15.4	0.01	0.02	1.23

6 de Agosto	CH-99-0-005	778,300	7,645,185	4,438	5.75	32º	0º	—	1.60	17.5	0.02	0.01	2.55
	CH-99-0-005							1.60	2.50	179.6	0.36	0.04	2.74
	CH-99-0-005							2.50	4.20	732.6	0.88	0.10	21.77
	CH-99-0-005							4.20	5.20	307.7	0.14	0.09	3.32
	CH-99-0-005							5.20	5.75	6.7	0.00	0.04	0.78

6 de Agosto	CH-99-0-006	778,042	7,645,254	4,438	5.75	198º	0º	—	1.00	47.2	0.07	0.02	0.42
	CH-99-0-006							1.00	2.20	218.2	0.78	0.04	14.06
	CH-99-0-006							2.20	3.05	90.2	0.21	0.02	2.28
	CH-99-0-006							3.05	4.45	58.1	0.12	0.02	1.94
	CH-99-0-006							4.45	5.75	14.9	0.04	0.02	0.56

6 de Agosto	CH-99-0-007	777,545	7,645,355	4,438	8.00	48º	0º	—	1.60	38.2	0.04	0.34	0.52
	CH-99-0-007							1.60	3.40	337.1	0.41	2.05	4.13
	CH-99-0-007							3.40	4.60	87	0.11	0.62	4.11
	CH-99-0-007							4.60	6.00	76.9	0.04	1.00	6.37
	CH-99-0-007							6.00	8.00	39.6	0.02	0.41	1.68

Arturo	CH-99-0-008	777,318	7,645,163	4,438	5.00	21º	0º	—	1.40	52.3	0.15	0.54	0.45

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	CH-99-0-008							1.40	2.70	46.1	0.24	0.69	2.11
	CH-99-0-008							2.70	5.00	10	0.01	0.50	0.96

Arturo	CH-99-0-009	777,636	7,644,995	4,438	4.35	215º	0º	—	0.75	2	0.01	0.03	0.47
	CH-99-0-009							0.75	1.95	39.1	0.20	0.07	0.44
	CH-99-0-009							1.95	2.65	36.9	0.39	0.11	0.41
	CH-99-0-009							2.65	3.55	75.5	0.20	0.10	1.80
	CH-99-0-009							3.55	4.35	49.4	0.09	0.04	0.60

Arturo	CH-99-0-010	778,032	7,644,772	4,438	13.17	31º	0º	—	2.00	12.5	0.06	0.01	1.53
	CH-99-0-010							2.00	4.00	6.8	0.08	0.01	0.94
	CH-99-0-010							4.00	6.50	6.8	0.07	0.02	1.09
	CH-99-0-010							6.50	7.45	160.4	0.32	0.26	21.99
	CH-99-0-010							7.45	8.35	56	0.15	0.06	7.64
	CH-99-0-010							8.35	9.10	162.6	0.32	0.20	21.49
	CH-99-0-010							9.10	9.67	253.7	0.62	0.72	19.97
	CH-99-0-010							9.67	10.87	72.9	0.40	0.08	5.31
	CH-99-0-010							10.87	13.17	11.5	0.08	0.02	1.96

Litoral	CH-99-0-011	778,711	7,645,068	4,438	5.20	331º	0º	—	1.00	104	0.14	0.04	6.93
	CH-99-0-011							1.00	1.85	595.9	0.26	0.05	8.21
	CH-99-0-011							1.85	2.85	47.9	0.11	0.02	3.23
	CH-99-0-011							2.85	4.25	256.6	0.35	0.23	31.54
	CH-99-0-011							4.25	5.20	1.6	0.14	0.01	1.39

Arturo	CH-99-0-012	777,948	7,644,818	4,438	7.29	206º	0º	—	0.75	17.4	0.02	0.01	1.34
	CH-99-0-012							0.75	1.65	73.6	0.07	0.04	9.43
	CH-99-0-012							1.65	2.70	14.9	0.02	0.01	1.22
	CH-99-0-012							2.70	4.50	31.3	0.06	0.01	0.65
	CH-99-0-012							4.50	5.94	15	0.03	0.01	1.72
	CH-99-0-012							5.94	7.29	5.3	0.01	0.01	0.65

Arturo	CH-99-0-013	777,484	7,645,080	4,438	4.00	30º	0º	—	0.60	47.1	0.10	0.35	2.72
	CH-99-0-013							0.60	1.70	31.6	0.04	0.56	0.78
	CH-99-0-013							1.70	2.75	53.6	0.17	0.93	1.79
	CH-99-0-013							2.75	4.00	14.6	0.11	0.16	0.26

6 de Agosto	CH-00-0-014	777,905	7,645,282	4,438	6.70	10º	0º	—	1.48	15.8	0.01	0.06	0.41
	CH-00-0-014							1.48	2.81	159.9	0.24	0.07	3.00
	CH-00-0-014							2.81	3.94	42.3	0.03	0.04	4.28
	CH-00-0-014							3.94	4.98	17.5	0.01	0.02	2.32
	CH-00-0-014							4.98	6.09	8	0.01	0.03	0.70
	CH-00-0-014							6.09	6.70	4.2	0.00	0.01	0.23

6 de Agosto	CH-00-0-015	777,828	7,645,294	4,438	10.00	10º	0º	—	1.15	3.7	0.47	0.12	0.11
	CH-00-0-015							1.15	2.42	6.7	0.18	0.04	0.08
	CH-00-0-015							2.42	3.74	89.3	0.09	0.04	1.79
	CH-00-0-015							3.74	5.05	76	0.09	0.05	1.91
	CH-00-0-015							5.05	6.55	146.7	0.17	0.05	2.20
	CH-00-0-015							6.55	7.81	44.1	0.05	0.05	0.53
	CH-00-0-015							7.81	9.18	41.7	0.03	0.03	0.38
	CH-00-0-015							9.18	10.00	4.8	0.00	0.02	0.12

6 de Agosto	CH-00-0-016	777,759	7,645,306	4,438	4.92	20º	0º	—	1.13	18.1	0.01	0.04	0.66
	CH-00-0-016							1.13	2.02	65.5	0.04	0.05	2.06
	CH-00-0-016							2.02	3.32	197.9	0.15	0.10	7.86
	CH-00-0-016							3.32	4.92	56.8	0.08	0.07	0.78

6 de Agosto	CH-00-0-017	777,610	7,645,339	4,438	6.14	10º	0º	—	1.60	31.3	0.05	0.05	0.69
	CH-00-0-017							1.60	2.98	656.4	1.40	0.12	6.96
	CH-00-0-017							2.98	3.99	215.8	1.82	0.08	2.41
	CH-00-0-017							3.99	5.23	190.6	0.48	0.10	0.41
	CH-00-0-017							5.23	6.14	26.1	0.05	0.06	0.32

6 de Agosto	CH-00-0-018	778,066	7,645,245	4,438	7.70	3º	0º	—	1.04	3.3	0.00	0.04	0.07
	CH-00-0-018							1.04	2.06	2.8	0.00	0.05	0.02
	CH-00-0-018							2.06	3.13	3.1	0.00	0.05	0.03
	CH-00-0-018							3.13	4.16	5.5	0.00	0.03	0.10
	CH-00-0-018							4.16	5.28	12.4	0.01	0.02	0.44
	CH-00-0-018							5.28	6.52	60	0.21	0.14	1.16
	CH-00-0-018							6.52	7.70	48.8	0.13	0.05	0.71

6 de Agosto	CH-00-0-019	778,214	7,645,203	4,438	4.13	21º	0º	—	0.60	33.6	0.21	0.01	0.18
	CH-00-0-019							0.60	1.99	72.1	0.03	0.04	0.47
	CH-00-0-019							1.99	3.31	73.7	0.02	0.22	0.91
	CH-00-0-019							3.31	4.13	13.1	0.01	0.05	0.60

6 de Agosto	CH-00-0-020	778,415	7,645,157	4,438	5.03	22º	0º	—	0.88	447.5	0.29	0.02	1.11
	CH-00-0-020							0.88	1.71	1018.8	0.55	0.04	1.21
	CH-00-0-020							1.71	2.60	1744.4	0.82	0.12	8.47
	CH-00-0-020							2.60	3.52	970.5	0.31	0.06	6.14
	CH-00-0-020							3.52	5.03	10.9	0.01	0.03	0.15

Adela	CH-99-30-001	778,673	7,645,332	4,408	24.07	0º	0º	—	1.90	300.3	0.42	0.04	3.33
	CH-99-30-001							1.90	3.90	26.8	0.05	0.01	0.22
	CH-99-30-001							3.90	5.75	7.4	0.06	0.01	0.15
	CH-99-30-001							5.75	7.18	16.1	0.72	0.02	0.62
	CH-99-30-001							7.18	8.89	327.9	1.70	0.22	2.49

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	CH-99-30-001							8.89	10.85	85.2	0.71	0.03	0.34
	CH-99-30-001							10.85	12.31	4.9	0.07	0.00	0.17
	CH-99-30-001							12.31	13.91	11.1	0.08	0.01	0.22
	CH-99-30-001							13.91	15.51	39.7	0.17	0.01	0.56
	CH-99-30-001							15.51	17.37	417.1	0.89	0.08	1.29
	CH-99-30-001							17.37	18.77	176.7	0.52	0.05	0.63
	CH-99-30-001							18.77	20.17	188.7	0.78	0.07	0.79
	CH-99-30-001							20.17	21.37	6.6	0.05	0.01	0.15
	CH-99-30-001							21.37	24.07	448.7	0.60	0.03	0.37

Adela	CH-99-30-002	778,423	7,645,523	4,408	5.69	32º	0º	—	1.06	891.9	0.88	0.07	0.45
	CH-99-30-002							1.06	2.09	853.2	0.55	0.08	0.27
	CH-99-30-002							2.09	3.59	433.9	0.44	0.05	0.54
	CH-99-30-002							3.59	4.89	386	0.47	0.03	1.55
	CH-99-30-002							4.89	5.69	12.2	0.04	0.01	0.18

Litoral	CH-99-30-003	778,665	7,645,046	4,408	7.41	157º	0º	—	1.78	174.7	0.32	0.03	1.66
	CH-99-30-003							1.78	3.48	1072.7	2.20	0.02	7.41
	CH-99-30-003							3.48	4.68	9.1	0.06	0.01	0.69
	CH-99-30-003							4.68	5.88	59.3	0.10	0.01	1.09
	CH-99-30-003							5.88	7.41	1328.2	0.72	0.04	5.87

6 de Agosto	CH-99-30-004	778,434	7,645,168	4,408	13.77	194º	0º	—	2.10	19.6	0.03	0.01	1.20
	CH-99-30-004							2.10	4.20	47	0.04	0.01	0.81
	CH-99-30-004							4.20	5.72	2649.6	1.00	0.12	13.00
	CH-99-30-004							5.72	7.09	1155.4	0.77	0.11	2.59
	CH-99-30-004							7.09	8.83	465.5	0.27	0.57	12.81
	CH-99-30-004							8.83	11.17	163.4	0.12	0.05	5.27
	CH-99-30-004							11.17	13.77	39.9	0.07	0.03	2.60

6 de Agosto	CH-99-30-005	778,319	7,645,207	4,408	9.30	6º	0º	—	1.90	657.5	0.66	0.19	20.63
	CH-99-30-005							1.90	3.80	112.2	0.12	0.02	2.85
	CH-99-30-005							3.80	4.70	229.9	0.25	0.06	8.84
	CH-99-30-005							4.70	6.00	7	0.01	0.05	0.28
	CH-99-30-005							6.00	7.30	390.4	0.27	2.64	11.08
	CH-99-30-005							7.30	9.30	137.4	0.06	1.41	4.35

6 de Agosto	CH-99-30-006	778,281	7,645,207	4,408	6.51	191º	0º	—	1.60	10.2	0.01	0.16	0.87
	CH-99-30-006							1.60	3.48	145.3	0.05	0.03	0.85
	CH-99-30-006							3.48	4.71	291.5	0.29	0.13	14.77
	CH-99-30-006							4.71	6.51	327.8	0.46	0.04	4.12

Arturo	CH-99-30-007	777,487	7,645,103	4,408	7.05	6º	0º	—	1.90	1.3	0.00	0.01	0.28
	CH-99-30-007							1.90	3.05	71.7	0.20	0.13	1.87
	CH-99-30-007							3.05	4.05	65.9	0.19	0.04	1.95
	CH-99-30-007							4.05	5.35	16.2	0.10	0.30	0.59
	CH-99-30-007							5.35	7.05	36.8	0.14	0.03	0.46

6 de Agosto	CH-99-30-008	778,394	7,645,187	4,408	6.97	192º	0º	—	0.78	551	0.20	0.01	5.32
	CH-99-30-008							0.78	2.40	1599.8	0.52	0.05	6.91
	CH-99-30-008							2.40	3.60	1176.3	0.46	0.03	5.48
	CH-99-30-008							3.60	5.00	710.5	0.23	0.03	5.88
	CH-99-30-008							5.00	6.97	2250.1	0.79	0.07	18.13

6 de Agosto	CH-99-30-009	778,044	7,645,273	4,408	5.63	32º	0º	—	0.73	7.6	0.02	0.01	0.09
	CH-99-30-009							0.73	3.43	8.7	0.03	0.01	0.16
	CH-99-30-009							3.43	5.63	5.3	0.05	0.04	0.26

6 de Agosto	CH-99-30-010	777,542	7,645,377	4,408	6.22	10º	0º	—	1.30	3	0.05	0.03	0.35
	CH-99-30-010							1.30	2.23	20.9	0.04	0.05	0.41
	CH-99-30-010							2.23	3.50	153.5	0.10	1.43	3.21
	CH-99-30-010							3.50	5.22	37.9	0.02	0.23	1.27
	CH-99-30-010							5.22	6.22	10.9	0.01	0.13	0.52

Arturo	CH-99-30-011	778,118	7,644,908	4,408	3.15	210º	0º	—	1.03	31.5	0.02	0.74	0.98
	CH-99-30-011							1.03	2.15	1158.5	0.40	0.99	2.04
	CH-99-30-011							2.15	3.15	22.4	0.01	0.08	0.88

Adela	CH-00-30-012	778,310	7,645,596	4,408	8.51	36º	0º	—	1.64	16.4	0.05	0.01	0.08
	CH-00-30-012							1.64	3.17	133.9	0.12	0.02	0.09
	CH-00-30-012							3.17	4.53	77.0	0.11	0.02	0.09
	CH-00-30-012							4.53	6.09	425.6	0.04	0.04	0.06
	CH-00-30-012							6.09	7.51	14.8	0.01	0.02	0.07
	CH-00-30-012							7.51	8.51	17.9	0.02	0.01	0.08

Adela	CH-00-30-013	778,523	7,645,444	4,408	7.68	44º	0º	—	0.94	151.5	0.13	0.03	0.08
	CH-00-30-013							0.94	1.74	18.9	0.02	0.01	0.04
	CH-00-30-013							1.74	2.24	64.5	0.05	0.03	0.05
	CH-00-30-013							2.24	3.22	133.4	0.13	0.04	0.12
	CH-00-30-013							3.22	4.43	227.6	0.21	0.03	0.14
	CH-00-30-013							4.43	5.65	83.9	0.07	0.02	0.06
	CH-00-30-013							5.65	6.86	218.7	0.17	0.03	0.10
	CH-00-30-013							6.86	7.68	4.1	0.00	0.00	0.04

Adela	CH-00-30-014	778,611	7,645,383	4,408	7.17	36º	0º	—	0.86	25.3	0.09	0.01	0.07
	CH-00-30-014							0.86	2.04	42.3	0.12	0.02	0.08
	CH-00-30-014							2.04	3.10	112.2	0.19	0.02	0.09
	CH-00-30-014							3.10	4.05	29.4	0.12	0.02	0.09

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	CH-00-30-014							4.05	5.23	19.8	0.04	0.02	0.05
	CH-00-30-014							5.23	6.04	244.9	0.21	0.03	0.11
	CH-00-30-014							6.04	7.17	6.3	0.01	0.00	0.04

Adela	CH-00-30-015	778,729	7,645,298	4,408	7.15	37º	0º	—	0.88	156.1	0.09	0.05	0.82
	CH-00-30-015							0.88	1.80	681.7	0.28	0.10	1.78
	CH-00-30-015							1.80	3.02	3001.1	2.16	0.15	8.16
	CH-00-30-015							3.02	4.25	2014.7	2.34	0.18	5.31
	CH-00-30-015							4.25	5.77	2422.0	1.71	0.37	20.35
	CH-00-30-015							5.77	7.15	43.4	0.35	0.02	0.38

Adela	CH-00-30-016	778,845	7,645,243	4,408	2.25	31º	0º	—	1.32	7.4	0.01	0.06	0.32
Ramo 4	CH-00-30-016							1.32	2.25	229.9	0.09	0.18	14.06

6 de Agosto	CH-00-30-017	778,159	7,645,244	4,408	5.84	15º	0º	—	1.26	266.5	0.31	0.05	2.70
	CH-00-30-017							1.26	2.69	244.5	0.30	0.17	2.13
	CH-00-30-017							2.69	4.09	329.2	0.35	0.19	3.74
	CH-00-30-017							4.09	5.49	261.3	0.38	0.16	4.33
	CH-00-30-017							5.49	6.34	35.1	0.02	0.06	0.45

Adela	CH-00-30-018	778,816	7,645,233	4,408	4.57	50º	0º	—	1.12	9.1	0.02	0.01	0.28
	CH-00-30-018							1.12	2.57	140.9	0.10	0.06	4.58
	CH-00-30-018							2.57	4.08	312.4	0.12	0.02	8.70
	CH-00-30-018							4.08	5.22	3.9	0.00	0.01	0.13

6 de Agosto	CH-00-30-019	778,255	7,645,214	4,408	7.88	15º	0º	—	1.10	44.6	0.15	0.05	2.60
	CH-00-30-019							1.10	1.75	5.0	0.00	0.01	0.13
	CH-00-30-019							1.75	2.95	1804.5	0.64	0.72	15.68
	CH-00-30-019							2.95	4.16	229.3	0.09	0.13	3.75
	CH-00-30-019							4.16	5.51	158.8	0.04	0.01	0.50
	CH-00-30-019							5.51	6.72	202.6	0.03	0.02	0.14
	CH-00-30-019							6.72	7.88	6.6	0.02	0.02	0.33

6 de Agosto	CH-00-30-020	778,086	7,645,266	4,408	6.14	20º	0º	—	1.07	197.2	0.01	0.01	0.28
	CH-00-30-020							1.07	2.54	30.4	0.02	0.08	1.54
	CH-00-30-020							2.54	3.70	273.1	0.30	0.18	14.47
	CH-00-30-020							3.70	4.95	203.6	0.58	0.02	0.72
	CH-00-30-020							4.95	6.14	169.6	0.34	0.02	0.54

6 de Agosto	CH-00-30-021	777,919	7,645,302	4,408	4.59	25º	0º	—	0.97	12.9	0.01	0.04	0.75
	CH-00-30-021							0.97	2.84	91.6	0.09	0.09	2.23
	CH-00-30-021							2.84	3.69	25.4	0.03	0.02	0.17
	CH-00-30-021							3.69	4.59	3.3	0.00	0.01	0.15

Adela	CH-00-30-022	778,855	7,645,212	4,408	9.27	45º	0º	—	1.10	0.7	0.00	0.01	0.05
	CH-00-30-022							1.10	2.58	3.6	0.01	0.03	0.23
	CH-00-30-022							2.58	3.88	11.6	0.01	0.07	1.03
	CH-00-30-022							3.88	4.76	6.5	0.00	0.01	0.58
	CH-00-30-022							4.76	6.25	17.8	0.04	0.01	0.84
	CH-00-30-022							6.25	7.72	8.5	0.01	0.01	1.26
	CH-00-30-022							7.72	9.27	2.5	0.00	0.01	0.04

Unión	CH-00-30-023	778,764	7,645,258	4,408	9.40	5º	0º	—	1.29	2.1	0.00	0.00	0.09
	CH-00-30-023							1.29	2.39	176.9	0.11	0.05	4.86
	CH-00-30-023							2.39	3.64	198.7	0.20	0.05	8.22
	CH-00-30-023							3.64	4.98	193.9	0.11	0.04	4.63
	CH-00-30-023							4.98	6.10	13.4	0.01	0.01	1.68
	CH-00-30-023							6.10	7.34	61.9	0.04	0.02	1.18
	CH-00-30-023							7.34	8.33	46.6	0.14	0.01	0.67
	CH-00-30-023							8.33	9.40	2.8	0.01	0.01	0.06

6 de Agosto	CH-00-30-024	777,827	7,645,316	4,408	5.20	15º	0º	—	1.17	77.5	0.09	0.08	3.56
	CH-00-30-024							1.17	2.33	107.2	0.11	0.07	7.40
	CH-00-30-024							2.33	3.76	56.9	0.07	0.03	1.69
	CH-00-30-024							3.76	5.20	7.5	0.00	0.01	0.19

6 de Agosto	CH-00-30-025	777,722	7,645,339	4,408	4.00	355º	0º	—	0.71	4.5	0.03	0.03	0.23
	CH-00-30-025							0.71	1.79	161.7	0.07	0.16	0.91
	CH-00-30-025							1.79	3.11	66	0.05	0.06	1.43
	CH-00-30-025							3.11	4.00	9.1	0.00	0.04	0.13

6 de Agosto	CH-00-30-026	777,640	7,645,355	4,408	4.26	15º	0º	—	0.71	49.3	0.03	0.10	0.25
	CH-00-30-026							0.71	1.94	20.9	0.02	0.09	0.44
	CH-00-30-026							1.94	3.33	118.1	0.10	0.78	7.04
	CH-00-30-026							3.33	4.26	174.5	0.10	0.39	6.59

Adela Rmo	CH-00-30-027	778,900	7,645,204	4,408	1.18	315º	0º	—	1.18	69.50	0.17	0.02	6.77

Adela	CH-00-30-028	778,890	7,645,190	4,408	7.94	35º	0º	—	1.27	1.90	0.00	0.02	0.10
	CH-00-30-028							1.27	2.96	47.30	0.17	0.02	4.02
	CH-00-30-028							2.96	4.38	40.20	0.19	0.01	3.89
	CH-00-30-028							4.38	6.18	6.80	0.02	0.01	0.40
	CH-00-30-028							6.18	7.94	6.40	0.04	0.03	0.57

Litoral	CH-00-30-029	778,949	7,645,192	4,408	6.29	355º	0º	—	1.45	2.40	0.00	0.04	0.44
	CH-00-30-029							1.45	2.83	240.70	0.70	0.14	7.81
	CH-00-30-029							2.83	4.01	9.50	0.03	0.06	1.15
	CH-00-30-029							4.01	5.33	9.20	0.07	0.14	2.33

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	CH-00-30-029							5.33	6.29	2.50	0.01	0.06	0.55

6 de Agosto	CH-00-30-030	778,557	7,645,094	4,408	3.64	40º	0º	—	1.09	62.60	0.15	0.01	0.33
	CH-00-30-030							1.09	2.19	186.10	0.15	0.02	2.13
	CH-00-30-030							2.19	3.64	1.80	0.00	0.01	0.07

6 de Agosto	CH-00-30-031	778,587	7,645,073	4,408	4.65	35º	0º	—	0.48	5.90	0.07	0.01	0.17
	CH-00-30-031							0.48	1.94	210.40	0.17	0.12	1.73
	CH-00-30-031							1.94	2.87	584.60	0.48	0.02	8.22
	CH-00-30-031							2.87	3.90	666.20	0.44	0.03	10.44
	CH-00-30-031							3.90	4.65	13.4	0.03	0.01	0.18

6 de Agosto	CH-00-30-032	778,013	7,645,281	4,408	5.30	37º	0º	—	1.75	13.13	0.02	0.02	1.10
	CH-00-30-032							1.75	2.95	34.5	0.04	0.03	3.62
	CH-00-30-032							2.95	4.13	173.5	0.19	0.08	18.63
	CH-00-30-032							4.13	5.30	210.4	0.17	0.23	11.16

6 de Agosto	CH-00-30-033	777,469	7,645,395	4,408	2.16	16º	0º	—	1.01	42.9	0.03	0.26	2.13
	CH-00-30-033							1.01	2.16	67.7	0.08	0.13	0.45

6 de Agosto	CH-00-30-034	777,770	7,645,328	4,408	2.81	13º	0º	—	1.11	192.9	0.21	0.46	4.74
	CH-00-30-034							1.11	2.19	290.7	0.31	0.49	13.92
	CH-00-30-034							2.19	2.81	145.7	0.15	0.09	0.75

6 de Agosto	CH-00-30-035	778,528	7,645,117	4,408	2.53	37º	0º	—	1.52	128.2	0.13	0.06	7.03
	CH-00-30-035							1.52	2.53	3.1	0.01	0.01	0.26

Litoral	CH-00-30-036	778,743	7,645,075	4,408	3.45	331º	0º	—	0.84	651.1	1.20	0.02	1.04
	CH-00-30-036							0.84	2.16	728.9	0.74	0.08	3.64
	CH-00-30-036							2.16	3.45	1685.6	1.43	0.48	13.11

Litoral	CH-00-30-037	778,798	7,645,273	4,408	1.71	358º	0º	—	0.78	9.9	0.01	0.03	0.40
	CH-00-30-037							0.78	1.71	287.7	0.15	0.71	13.14

6 de Agosto	CH-00-30-038	778,458	7,645,159	4,408	3.97	21º	0º	—	0.95	30.4	0.07	0.02	1.68
	CH-00-30-038							0.95	1.93	107.9	0.10	0.09	7.76
	CH-00-30-038							1.93	2.94	1214.5	0.57	0.44	22.27
	CH-00-30-038							2.94	3.97	199	0.13	0.08	9.40

6 de Agosto	CH-00-30-039	777,868	7,645,313	4,408	9.96	0º	0º	—	0.85	80.2	0.06	0.04	2.85
	CH-00-30-039							0.85	1.79	1.7	0.00	0.06	0.08
	CH-00-30-039							1.79	3.19	4.5	0.00	0.02	0.46
	CH-00-30-039							3.19	4.39	38.8	0.02	0.03	0.45
	CH-00-30-039							4.39	5.84	49.1	0.06	0.12	2.79
	CH-00-30-039							5.84	7.03	62.6	0.09	0.06	7.46
	CH-00-30-039							7.03	8.43	138.6	0.14	0.10	7.01
	CH-00-30-039							8.43	9.96	113.5	0.05	0.07	0.93

6 de Agosto	CH-99-70-001	777,958	7,645,321	4,368	6.02	180º	0º	—	0.90	19.9	0.02	0.04	0.58
	CH-99-70-001							0.90	1.76	58.4	0.07	0.08	5.84
	CH-99-70-001							1.76	2.66	22	0.04	0.04	2.19
	CH-99-70-001							2.66	3.86	37.8	0.04	0.04	0.93
	CH-99-70-001							3.86	5.16	72.9	0.08	0.08	1.75
	CH-99-70-001							5.16	6.02	95.7	0.07	0.21	1.12

6 de Agosto	CH-99-70-002	777,994	7,645,322	4,368	3.93	16º	0º	—	1.20	639.9	0.57	0.07	10.53
	CH-99-70-002							1.20	2.40	27.4	0.11	0.01	1.24
	CH-99-70-002							2.40	2.73	156.7	0.26	0.09	7.87
	CH-99-70-002							2.73	3.93	7.9	0.02	0.02	0.29

6 de Agosto	CH-99-70-003	778,168	7,645,266	4,368	9.75	19º	0º	—	0.70	162.2	0.17	0.10	7.34
	CH-99-70-003							0.70	1.15	2.5	0.01	0.02	0.51
	CH-99-70-003							1.15	2.50	112.9	0.18	0.12	2.87
	CH-99-70-003							2.50	4.85	5.4	0.01	0.02	0.33
	CH-99-70-003							4.85	6.65	2.3	0.00	0.01	0.29
	CH-99-70-003							6.65	8.25	2.9	0.01	0.02	0.52
	CH-99-70-003							8.25	9.75	65.6	0.08	0.18	2.97

6 de Agosto	CH-99-70-004	778,323	7,645,234	4,368	6.75	13º	0º	—	1.60	98.5	0.06	0.02	1.12
	CH-99-70-004							1.60	2.50	139.5	0.09	0.01	0.92
	CH-99-70-004							2.50	3.75	225.4	0.16	0.03	1.32
	CH-99-70-004							3.75	5.20	166.6	0.18	0.79	4.26
	CH-99-70-004							5.20	6.75	788.4	0.69	0.11	8.98

Litoral	CH-99-70-005	778,678	7,645,034	4,368	5.73	336º	0º	—	1.05	259.9	0.69	0.02	3.97
	CH-99-70-005							1.05	2.25	147.9	0.31	0.03	2.52
	CH-99-70-005							2.25	3.45	626.6	1.10	0.07	9.10
	CH-99-70-005							3.45	4.93	626.5	0.97	0.12	6.25
	CH-99-70-005							4.93	5.73	243.7	0.27	0.02	1.17

Litoral	CH-99-70-006	778,775	7,645,090	4,368	4.74	152º	0º	—	1.05	7	0.02	0.02	0.04
	CH-99-70-006							1.05	2.30	13.1	0.05	0.01	0.23
	CH-99-70-006							2.30	3.44	17.9	0.12	0.01	0.36
	CH-99-70-006							3.44	4.74	251.9	0.41	0.03	1.43

Union	CH-99-70-007	778,526	7,645,203	4,368	6.18	143º	0º	—	1.00	8.9	0.09	0.02	0.48
	CH-99-70-007							1.00	1.85	325.8	0.44	0.07	6.16
	CH-99-70-007							1.85	2.48	7.2	0.03	0.01	0.99

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	CH-99-70-007							2.48	4.18	38	0.19	0.02	1.70
	CH-99-70-007							4.18	6.18	271.4	0.89	0.03	5.70

Litoral	CH-99-70-008	778,919	7,645,167	4,368	4.05	0º	0º	—	0.75	8.7	0.01	0.02	0.26
	CH-99-70-008							0.75	1.30	257.6	0.22	0.67	8.52
	CH-99-70-008							1.30	2.30	381.1	0.45	0.03	1.54
	CH-99-70-008							2.30	4.05	381.7	0.71	0.03	2.59

Union	CH-99-70-009	778,550	7,645,212	4,368	7.25	175º	0º	—	0.95	102.3	0.37	0.07	4.34
	CH-99-70-009							0.95	2.30	3.2	0.01	0.00	0.18
	CH-99-70-009							2.30	3.80	3.5	0.01	0.01	0.25
	CH-99-70-009							3.80	5.35	27.1	0.05	0.03	0.95
	CH-99-70-009							5.35	6.45	38.4	0.11	0.03	0.33
	CH-99-70-009							6.45	7.25	7.5	0.02	0.01	0.30

Adela	CH-99-70-010	778,771	7,645,231	4,368	6.08	30º	0º	—	1.60	28	0.04	0.02	2.01
	CH-99-70-010							1.60	3.10	20.2	0.03	0.01	2.35
	CH-99-70-010							3.10	4.58	30.3	0.06	0.01	4.90
	CH-99-70-010							4.58	6.08	2.2	0.00	0.00	0.18

Adela	CH-99-70-011	778,683	7,645,296	4,368	6.30	34º	0º	—	1.40	860.8	0.61	0.09	5.85
	CH-99-70-011							1.40	2.30	932	0.61	0.12	3.79
	CH-99-70-011							2.30	3.65	494.9	0.48	0.10	5.32
	CH-99-70-011							3.65	4.90	224.6	0.22	0.10	2.54
	CH-99-70-011							4.90	6.30	172.6	0.13	0.06	0.85

Adela	CH-99-70-012	778,321	7,645,555	4,368	4.35	225º	0º	—	1.15	385.3	0.14	0.06	0.17
	CH-99-70-012							1.15	2.45	556.4	0.27	0.07	0.32
	CH-99-70-012							2.45	3.65	54.2	0.05	0.01	0.08
	CH-99-70-012							3.65	4.35	13.3	0.02	0.01	0.06

Litoral	CH-99-70-013	779,086	7,645,187	4,368	4.18	180º	0º	—	1.15	31.6	0.04	0.03	0.36
	CH-99-70-013							1.15	2.15	122	0.34	0.02	6.95
	CH-99-70-013							2.15	2.68	281.1	0.82	0.28	2.27
	CH-99-70-013							2.68	4.18	4.5	0.01	0.04	0.19

6 de Agosto	CH-99-70-014	778,232	7,645,251	4,368	4.63	192º	0º	—	1.28	51.9	0.02	0.06	1.42
	CH-99-70-014							1.28	2.53	266.1	0.09	0.06	2.34
	CH-99-70-014							2.53	3.93	195.2	0.12	0.03	0.73
	CH-99-70-014							3.93	4.63	10.2	0.03	0.01	0.40

Union	CH-99-70-015	778,737	7,645,267	4,368	2.00	144º	0º	—	2.00	179.9	0.14	0.02	2.27

Union	CH-99-70-016	778,737	7,645,267	4,368	1.90	144º	0º	—	1.90	54.7	0.07	0.02	1.44

6 de Agosto	CH-00-70-017	777,934	7,645,326	4,368	5.94	23º	0º	—	0.76	203.3	0.19	0.04	1.24
	CH-00-70-017							0.76	2.42	50.4	0.09	0.03	0.26
	CH-00-70-017							2.42	4.03	7.2	0.02	0.01	0.12
	CH-00-70-017							4.03	5.24	28.7	0.04	0.05	1.29
	CH-00-70-017							5.24	5.94	18.1	0.02	0.03	0.97

6 de Agosto	CH-00-70-018	778,650	7,645,066	4,368	3.43	37º	0º	—	1.19	393.5	0.82	0.68	1.33
	CH-00-70-018							1.19	2.47	540.4	0.67	0.17	21.48
	CH-00-70-018							2.47	3.43	22.3	0.06	0.03	0.72

Unión	CH-00-70-019	778,607	7,645,238	4,368	5.55	324º	0º	—	1.89	165.4	0.19	0.09	14.28
	CH-00-70-019							1.89	3.10	29.8	0.06	0.03	2.18
	CH-00-70-019							3.10	4.03	39.5	0.04	0.30	4.14
	CH-00-70-019							4.03	4.70	9.6	0.09	0.04	0.46
	CH-00-70-019							4.70	5.55	31.5	0.07	0.08	3.14

6 de Agosto	CH-00-70-020	778,583	7,645,103	4,368	6.88	33º	0º	—	1.11	3.1	0.01	0.01	0.05
	CH-00-70-020							1.11	1.96	3.4	0.00	0.01	0.06
	CH-00-70-020							1.96	2.97	118.7	0.12	0.07	3.14
	CH-00-70-020							2.97	4.14	24.7	0.03	0.01	0.45
	CH-00-70-020							4.14	4.98	16.8	0.05	0.01	1.47
	CH-00-70-020							4.98	6.88	2.1	0.00	0.00	0.03

Litoral	CH-00-70-021	778,678	7,645,034	4,368	8.72	340º	0º	—	1.74	50.6	0.04	0.01	0.67
	CH-00-70-021							1.74	2.96	1545.8	0.93	0.24	13.75
	CH-00-70-021							2.96	4.33	224.1	0.08	0.03	0.21
	CH-00-70-021							4.33	5.80	122.4	0.06	0.01	0.26
	CH-00-70-021							5.80	7.55	390.7	0.52	0.02	4.16
	CH-00-70-021							7.55	8.72	266.1	0.49	0.03	1.03

6 de Agosto	CH-00-70-022	778,035	7,645,305	4,368	9.68	10º	0º	—	0.69	2.4	0.00	0.02	0.16
	CH-00-70-022							0.69	2.11	3.3	0.00	0.02	0.16
	CH-00-70-022							2.11	3.45	22.5	0.02	0.06	1.70
	CH-00-70-022							3.45	4.55	128	0.14	0.12	10.60
	CH-00-70-022							4.55	5.47	79.4	0.10	0.19	11.33
	CH-00-70-022							5.47	6.58	9.1	0.01	0.03	1.07
	CH-00-70-022							6.58	7.98	40.5	0.04	0.06	4.51
	CH-00-70-022							7.98	8.86	9.3	0.01	0.03	1.02
	CH-00-70-022							8.86	9.68	4.1	0.00	0.03	0.21

6 de Agosto	CH-00-70-023	778,452	7,645,185	4,368	9.13	25º	0º	—	1.18	235.5	0.33	0.04	2.00
	CH-00-70-023							1.18	2.45	37.2	0.15	0.02	1.14
	CH-00-70-023							2.45	3.75	7.6	0.03	0.01	0.06

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	CH-00-70-023							3.75	4.64	3	0.00	0.00	0.02
	CH-00-70-023							4.64	6.09	126.5	0.04	0.01	0.22
	CH-00-70-023							6.09	8.06	210.7	0.24	0.02	0.31
	CH-00-70-023							8.06	9.13	82.5	0.20	0.02	0.50

Litoral	CH-00-70-024	778,743	7,645,073	4,368	4.71	335º	0º	—	1.27	1882.7	0.43	0.06	4.54
	CH-00-70-024							1.27	2.25	1698.5	0.42	0.04	2.23
	CH-00-70-024							2.25	3.17	564.9	0.15	0.03	0.64
	CH-00-70-024							3.17	4.71	2484.1	0.94	0.07	1.98

Adela	CH-00-70-025	778,927	7,645,180	4,368	3.31	340º	0º	—	1.26	892.5	0.32	0.01	1.80
Ramo 2	CH-00-70-025							1.26	2.11	37.2	0.02	0.00	0.36
	CH-00-70-025							2.11	3.31	261.8	0.08	0.04	2.68

Adela	CH-00-70-026	778,499	7,645,435	4,368	9.30	27º	0º	—	1.26	10.6	0.02	0.01	0.05
	CH-00-70-026							1.26	2.11	80	0.08	0.02	0.10
	CH-00-70-026							2.11	3.32	34.4	0.06	0.01	0.07
	CH-00-70-026							3.32	4.35	47.1	0.08	0.02	2.89
	CH-00-70-026							4.35	5.35	45.6	0.03	0.02	0.32
	CH-00-70-026							5.35	6.78	76.8	0.06	0.02	0.19
	CH-00-70-026							6.78	7.95	30.5	0.08	0.01	0.06
	CH-00-70-026							7.95	9.30	3.1	0.00	0.00	0.03

Adela	CH-00-70-027	778,575	7,645,380	4,368	4.77	41º	0º	—	1.08	4.9	0.02	0.01	0.03
	CH-00-70-027							1.08	2.63	6.9	0.03	0.01	0.09
	CH-00-70-027							2.63	3.63	69.2	0.19	0.03	3.86
	CH-00-70-027							3.63	4.77	3.9	0.01	0.00	0.03

Adela	CH-00-70-028	778,782	7,645,223	4,368	8.44	34º	0º	—	1.55	6.5	0.01	0.01	0.64
	CH-00-70-028							1.55	3.05	23.1	0.02	0.01	1.87
	CH-00-70-028							3.05	4.32	295.9	0.18	0.03	20.38
	CH-00-70-028							4.32	5.97	61.1	0.07	0.02	9.92
	CH-00-70-028							5.97	7.26	10.9	0.02	0.01	0.63
	CH-00-70-028							7.26	8.44	94.6	0.01	0.01	0.13

Adela	CH-00-70-029	778,692	7,645,290	4,368	9.40	34º	0º	—	1.48	3.3	0.00	0.00	0.05
	CH-00-70-029							1.48	2.91	1.5	0.00	0.00	0.04
	CH-00-70-029							2.91	3.78	1.4	0.00	0.00	0.03
	CH-00-70-029							3.78	4.81	3.9	0.01	0.03	0.02
	CH-00-70-029							4.81	5.86	201.8	1.54	0.18	0.78
	CH-00-70-029							5.86	6.70	77.1	0.34	0.03	0.37
	CH-00-70-029							6.70	7.68	158.2	0.21	0.03	0.98
	CH-00-70-029							7.68	9.40	6.6	0.01	0.00	0.02

Unión	CH-00-70-030	778,670	7,645,253	4,368	4.91	174º	0º	—	1.36	6.9	0.01	0.01	0.34
	CH-00-70-030							1.36	2.54	46.5	0.18	0.07	6.77
	CH-00-70-030							2.54	3.87	483.2	0.50	0.68	33.98
	CH-00-70-030							3.87	4.91	5.1	0.01	0.01	0.21

Adela Rmo.	CH-00-70-031	778,754	7,645,262	4,368	1.80	320º	0º	—	0.69	99.9	0.13	0.02	0.27
	CH-00-70-031							0.69	1.80	165.3	0.09	0.04	0.40

Adela	CH-00-70-032	778,840	7,645,188	4,368	6.08	26º	0º	—	0.94	2.8	0.02	0.00	0.07
	CH-00-70-032							0.94	1.98	6.2	0.09	0.00	0.07
	CH-00-70-032							1.98	2.78	24.3	0.13	0.01	0.97
	CH-00-70-032							2.78	4.27	332.9	0.35	0.08	14.87
	CH-00-70-032							4.27	5.17	25.3	0.01	0.04	1.52
	CH-00-70-032							5.17	6.08	19.4	0.01	0.00	1.38

Litoral	CH-00-70-033	778,980	7,645,175	4,368	8.17	355º	0º	—	0.80	5.1	0.06	0.01	0.05
	CH-00-70-033							0.80	1.88	81.4	0.16	0.07	0.33
	CH-00-70-033							1.88	2.86	463.5	0.15	0.48	1.78
	CH-00-70-033							2.86	4.28	1304.9	1.38	0.19	1.46
	CH-00-70-033							4.28	5.13	49.1	0.10	0.02	0.96
	CH-00-70-033							5.13	6.18	184.5	0.53	0.01	1.59
	CH-00-70-033							6.18	7.18	16.3	0.10	0.01	0.46
	CH-00-70-033							7.18	8.17	31.2	0.62	0.01	0.49

Litoral	CH-00-70-034	778,818	7,645,103	4,368	1.89	0º	0º	—	0.61	207.0	0.23	0.01	0.06
	CH-00-70-034							0.61	1.89	1170.9	2.32	0.02	1.54

6 de Agosto	CH-00-70-035	778,399	7,645,210	4,368	2.73	24º	0º	—	1.39	79.7	0.17	0.05	10.41
	CH-00-70-035							1.39	2.73	91.5	0.10	0.03	3.45

6 de Agosto	CH-00-70-036	778,248	7,645,245	4,368	3.84	9º	0º	—	0.89	8771.9	2.08	0.44	4.98
	CH-00-70-036							0.89	2.40	493.7	0.11	0.06	0.95
	CH-00-70-036							2.40	3.84	820.0	0.23	0.19	3.17

6 de Agosto	CH-00-110-001	777,983	7,645,340	4,328	4.72	195º	0º	—	1.67	35.6	0.06	0.08	1.65
	CH-00-110-001							1.67	2.57	28.1	0.06	0.10	3.59
	CH-00-110-001							2.57	3.37	49.8	0.06	0.09	5.74
	CH-00-110-001							3.37	4.72	98.7	0.08	0.10	0.74

6 de Agosto	CH-00-110-002	778,019	7,645,334	4,328	3.97	190º	0º	—	0.80	123.3	0.10	0.17	4.64
	CH-00-110-002							0.80	1.80	29.7	0.04	0.09	3.68
	CH-00-110-002							1.80	3.00	34.4	0.05	0.10	2.16
	CH-00-110-002							3.00	3.97	55.4	0.07	0.09	0.91

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
Unión	DDH-99-70-001	778,571	7,645,277	4,370	66.00	193º	-40º	—	5.46
	DDH-99-70-001							5.46	6.01	2.8	0.00	0.01	0.02
	DDH-99-70-001							6.01	6.34	8.5	0.03	0.02	0.03
	DDH-99-70-001							6.34	6.76	1	0.00	0.00	0.03
	DDH-99-70-001							6.76	23.23
	DDH-99-70-001							23.23	24.19	2.3	0.00	0.01	0.02
	DDH-99-70-001							24.19	26.90
	DDH-99-70-001							26.90	28.38	1.6	0.00	0.00	0.02
	DDH-99-70-001							28.38	40.50
	DDH-99-70-001							40.50	40.90	57.6	0.02	0.01	0.23
	DDH-99-70-001							40.90	41.27	10.4	0.01	0.01	0.15
	DDH-99-70-001							41.27	41.55	47.2	0.02	0.06	1.57
	DDH-99-70-001							41.55	41.98	2.2	0.00	0.02	0.19
	DDH-99-70-001							41.98	53.23
	DDH-99-70-001							53.23	53.96	3.8	0.01	0.01	0.13
	DDH-99-70-001							53.96	54.35	1.1	0.00	0.01	0.09
	DDH-99-70-001							54.35	55.03	4.4	0.01	0.02	0.22
	DDH-99-70-001							55.03	55.48	2.8	0.01	0.03	0.07
	DDH-99-70-001							55.48	56.07	0.2	0.00	0.00	0.02
	DDH-99-70-001							56.07	56.69	0.5	0.00	0.00	0.04
	DDH-99-70-001							56.69	59.80
	DDH-99-70-001							59.80	60.08	0.4	0.00	0.00	0.03
	DDH-99-70-001							60.08	60.70	1.6	0.00	0.02	0.02
	DDH-99-70-001							60.70	61.20	16.2	0.19	0.06	0.16
	DDH-99-70-001							61.20	61.63	0	0.00	0.00	0.03
	DDH-99-70-001							61.63	62.50	14.2	0.03	0.01	2.62
	DDH-99-70-001							62.50	66.00

Adela	DDH-99-70-002	778,616	7,645,321	4,371	26.35	38º	-22º	—	5.00
	DDH-99-70-002							5.00	5.70	2.9	0.00	0.01	0.05
	DDH-99-70-002							5.70	6.00
	DDH-99-70-002							6.00	6.80	2.1	0.00	0.01	0.03
	DDH-99-70-002							6.80	11.40
	DDH-99-70-002							11.40	12.35	3.1	0.00	0.01	0.02
	DDH-99-70-002							12.35	12.66	18.3	0.04	0.03	1.29
	DDH-99-70-002							12.66	13.77	4.8	0.02	0.01	0.03
	DDH-99-70-002							13.77	14.35	14.2	0.02	0.02	0.23
	DDH-99-70-002							14.35	15.16	4.5	0.00	0.01	0.04
	DDH-99-70-002							15.16	15.74	17.1	0.03	0.11	0.68
	DDH-99-70-002							15.74	16.29	5.2	0.00	0.01	0.03
	DDH-99-70-002							16.29	16.63	2.5	0.00	0.01	0.02
	DDH-99-70-002							16.63	17.51	8.5	0.01	0.02	0.16
	DDH-99-70-002							17.51	18.18	2.2	0.00	0.01	0.04
	DDH-99-70-002							18.18	18.85	3.6	0.00	0.01	0.03
	DDH-99-70-002							18.85	20.55
	DDH-99-70-002							20.55	21.48	1.4	0.00	0.01	0.02
	DDH-99-70-002							21.48	22.80
	DDH-99-70-002							22.80	24.16	1.2	0.00	0.00	0.03
	DDH-99-70-002							24.16	26.35

Union	DDH-99-70-003	778,667	7,645,300	4,370	49.75	180º	-39º	—	2.01
	DDH-99-70-003							2.01	2.50	388.9	0.23	0.04	1.03
	DDH-99-70-003							2.50	3.35	40.9	0.03	0.01	0.70
	DDH-99-70-003							3.35	4.14	4.2	0.01	0.01	0.48
	DDH-99-70-003							4.14	5.42	803.6	1.00	0.12	4.90
	DDH-99-70-003							5.42	6.11	7.7	0.02	0.02	0.41
	DDH-99-70-003							6.11	9.80
	DDH-99-70-003							9.80	10.22	46	0.07	0.02	1.00
	DDH-99-70-003							10.22	11.65
	DDH-99-70-003							11.65	12.16	14.5	0.02	0.03	0.21
	DDH-99-70-003							12.16	13.81
	DDH-99-70-003							13.81	15.09	3.3	0.00	0.01	0.23
	DDH-99-70-003							15.09	19.05
	DDH-99-70-003							19.05	19.69	2.3	0.00	0.00	0.01
	DDH-99-70-003							19.69	25.57
	DDH-99-70-003							25.57	26.03	50.7	0.15	0.04	3.69
	DDH-99-70-003							26.03	26.90	2.2	0.00	0.01	0.10
	DDH-99-70-003							26.90	27.49	13.9	0.03	0.02	0.64
	DDH-99-70-003							27.49	32.75
	DDH-99-70-003							32.75	33.53	2.1	0.00	0.00	0.14
	DDH-99-70-003							33.53	34.65	244.2	0.23	0.03	0.41
	DDH-99-70-003							34.65	36.65	2.6	0.00	0.00	0.02
	DDH-99-70-003							36.65	37.54	4.3	0.00	0.01	0.26
	DDH-99-70-003							37.54	38.16	8.6	0.00	0.02	0.03
	DDH-99-70-003							38.16	39.07	298.3	0.20	0.14	4.98
	DDH-99-70-003							39.07	40.00	3845	1.82	0.58	5.00
	DDH-99-70-003							40.00	40.97	12.5	0.01	0.03	0.03
	DDH-99-70-003							40.97	41.80	9.3	0.01	0.02	0.04
	DDH-99-70-003							41.80	42.85	2.8	0.00	0.01	0.04
	DDH-99-70-003							42.85	44.05	0	—	—	—
	DDH-99-70-003							44.05	49.75

Litoral	DDH-99-70-004	778,921	7,645,158	4,371	46.30	337º	-49º	—	0.84
Ramo Adela 2	DDH-99-70-004							0.84	2.22	1.8	0.01	0.01	0.05
	DDH-99-70-004							2.22	3.60	2.3	0.01	0.01	0.31
	DDH-99-70-004							3.60	4.68	2.4	0.01	0.01	0.05
	DDH-99-70-004							4.68	5.40	2.4	0.01	0.01	0.03
	DDH-99-70-004							5.40	7.25	6.4	0.01	0.01	0.09

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-70-004							7.25	8.10	2329	0.95	0.41	19.92
	DDH-99-70-004							8.10	9.04	7.8	0.00	0.02	0.40
	DDH-99-70-004							9.04	9.92	31.5	0.01	0.03	0.39
	DDH-99-70-004							9.92	11.12	564.2	0.16	0.05	2.98
	DDH-99-70-004							11.12	13.22	7	0.00	0.00	0.01
	DDH-99-70-004							13.22	14.38	337.5	0.31	0.01	2.70
	DDH-99-70-004							14.38	15.97	14.7	0.01	0.00	0.01
	DDH-99-70-004							15.97	16.69	12.5	0.00	0.01	0.02
	DDH-99-70-004							16.69	18.24	2.3	0.00	0.00	0.20
	DDH-99-70-004							18.24	19.04	1641	0.73	0.05	7.97
	DDH-99-70-004							19.04	19.65	7.4	0.00	0.00	0.21
	DDH-99-70-004							19.65	21.25
	DDH-99-70-004							21.25	22.51	2.6	0.00	0.00	0.02
	DDH-99-70-004							22.51	23.74	0.7	0.00	0.00	0.01
	DDH-99-70-004							23.74	25.71	1.6	0.00	0.00	0.03
	DDH-99-70-004							25.71	27.18	22.4	0.04	0.02	2.53
	DDH-99-70-004							27.18	28.29	12.2	0.01	0.01	1.23
	DDH-99-70-004							28.29	29.67	5.9	0.01	0.01	0.47
	DDH-99-70-004							29.67	30.41	84.9	0.08	0.02	2.34
	DDH-99-70-004							30.41	31.51	4.8	0.01	0.00	0.55
	DDH-99-70-004							31.51	32.52	148.5	0.11	0.02	2.95
	DDH-99-70-004							32.52	33.89	3.6	0.00	0.00	0.41
	DDH-99-70-004							33.89	34.85	1.6	0.00	0.00	0.02
	DDH-99-70-004							34.85	35.79	9.5	0.02	0.01	0.79
	DDH-99-70-004							35.79	36.76	70.7	0.17	0.01	6.38
	DDH-99-70-004							36.76	37.73	28.8	0.06	0.01	0.97
	DDH-99-70-004							37.73	38.69	48.9	0.06	0.01	1.53
	DDH-99-70-004							38.69	39.66	1726	1.55	0.04	18.75
	DDH-99-70-004							39.66	40.62	11.9	0.03	0.01	1.28
	DDH-99-70-004							40.62	42.17	3.4	0.00	0.00	0.12
	DDH-99-70-004							42.17	46.30

6 de Agosto	DDH-99-70-005	778,510	7,645,186	4,389	34.00	194º	-38º	—	8.60
	DDH-99-70-005							8.60	11.13	2.8	0.03	0.01	0.07
	DDH-99-70-005							11.13	15.80
	DDH-99-70-005							15.80	16.74	2.4	0.00	0.00	0.07
	DDH-99-70-005							16.74	17.09
	DDH-99-70-005							17.09	18.19	1.3	0.00	0.01	0.05
	DDH-99-70-005							18.19	18.49
	DDH-99-70-005							18.49	20.25	5.5	0.02	0.01	0.87
	DDH-99-70-005							20.25	21.19	6.3	0.07	0.01	0.66
	DDH-99-70-005							21.19	22.46	5.3	0.01	0.01	0.10
	DDH-99-70-005							22.46	23.62	6.1	0.00	0.02	0.10
	DDH-99-70-005							23.62	24.50	6.6	0.00	0.01	0.07
	DDH-99-70-005							24.50	25.37	3.5	0.00	0.01	0.05
	DDH-99-70-005							25.37	26.31	433.3	0.56	0.11	0.37
	DDH-99-70-005							26.31	27.11	13.2	0.11	0.02	0.11
	DDH-99-70-005							27.11	27.70	0.8	0.00	0.00	0.02
	DDH-99-70-005							27.70	34.00

6 de Agosto	DDH-99-70-006	778,164	7,645,247	4,370	87.90	71º	-30º	—	69.35
	DDH-99-70-006							69.35	71.81	3.5	0.01	0.01	0.44
	DDH-99-70-006							71.81	75.20
	DDH-99-70-006							75.20	76.42	20	0.13	0.01	1.71
	DDH-99-70-006							76.42	76.86	192.9	0.25	0.03	2.60
	DDH-99-70-006							76.86	77.85	85.1	0.14	0.05	11.67
	DDH-99-70-006							77.85	78.87	68	0.19	0.04	9.18
	DDH-99-70-006							78.87	79.70	112.9	0.33	0.36	18.75
	DDH-99-70-006							79.70	80.64	60.1	0.14	0.06	3.90
	DDH-99-70-006							80.64	82.04	23.3	0.06	0.04	3.09
	DDH-99-70-006							82.04	82.59	112.8	0.18	0.13	5.85
	DDH-99-70-006							82.59	83.52	113.2	0.16	0.07	5.00
	DDH-99-70-006							83.52	84.45	6.6	0.01	0.02	0.27
	DDH-99-70-006							84.45	85.59	7.7	0.01	0.03	0.10
	DDH-99-70-006							85.59	86.27	1.6	0.00	0.05	0.05
	DDH-99-70-006							86.27	86.98	1.6	0.00	0.04	0.05
	DDH-99-70-006							86.98	87.90	1.2	0.00	0.02	0.16

Adela	DDH-99-70-007	778,307	7,645,533	4,369	45.00	16º	-45º	—	4.45
	DDH-99-70-007							4.45	5.05	474.6	0.44	0.05	2.48
	DDH-99-70-007							5.05	26.50
	DDH-99-70-007							26.50	27.28	150.5	0.21	0.05	0.94
	DDH-99-70-007							27.28	29.35
	DDH-99-70-007							29.35	29.75	9.3	0.05	0.02	0.03
	DDH-99-70-007							29.75	32.58
	DDH-99-70-007							32.58	33.00	1.7	0.02	0.01	0.06
	DDH-99-70-007							33.00	41.40
	DDH-99-70-007							41.40	41.85	21.5	0.22	0.04	0.07
	DDH-99-70-007							41.85	45.20

Adela	DDH-99-70-008	778,306	7,645,533	4,369	50.00	60º	-40º	—	4.94
	DDH-99-70-008							4.94	5.45	197.8	0.15	0.04	0.58
	DDH-99-70-008							5.45	12.15
	DDH-99-70-008							12.15	14.68	3.6	0.00	0.01	0.03
	DDH-99-70-008							14.68	15.30
	DDH-99-70-008							15.30	15.79	2.5	0.00	0.01	0.02
	DDH-99-70-008							15.79	22.65
	DDH-99-70-008							22.65	24.73	5.3	0.01	0.01	0.04

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-99-70-008							24.73	31.85
	DDH-99-70-008							31.85	32.60	4.5	0.03	0.02	0.03
	DDH-99-70-008							32.60	50.00

Litoral	DDH-03-022	778,676	7,644,905	4,473	203.65	337°	-51°	—	7.20
	DDH-03-022							7.20	174.45
	DDH-03-022							174.45	175.01	21	0.01	0.02	0.03
	DDH-03-022							175.01	175.63	37	0.23	0.04	0.22
	DDH-03-022							175.63	176.31	2.4	0.03	0.02	0.03
	DDH-03-022							176.31	190.79
	DDH-03-022							190.79	191.65	9.6	0.05	0.04	0.03
	DDH-03-022							191.65	192.03	18	3.29	0.03	0.13
	DDH-03-022							192.03	192.85	4.8	0.05	0.02	0.04
	DDH-03-022							192.85	193.73	121	0.84	0.03	0.12
	DDH-03-022							193.73	194.70	93	1.24	0.80	1.00
	DDH-03-022							194.70	203.65

Litoral	DDH-03-023	778,999	7,645,074	4,470	222.00	358°	-67°	—	12.00
	DDH-03-023							12.00	135.60
	DDH-03-023							135.60	136.27	9.6	0.01	0.11	0.80
	DDH-03-023							136.27	141.35
	DDH-03-023							141.35	142.42	61	0.05	0.04	2.20
	DDH-03-023							142.42	143.32	53	0.04	0.31	1.16
	DDH-03-023							143.32	144.20	8	0.01	0.10	0.68
	DDH-03-023							144.20	151.95
	DDH-03-023							151.95	152.61	78	0.48	0.02	1.88
	DDH-03-023							152.61	153.59	11	0.06	0.03	0.10
	DDH-03-023							153.59	154.29	1881	3.53	0.38	4.40
	DDH-03-023							154.29	157.98
	DDH-03-023							157.98	159.00	1387	2.24	0.03	2.60
	DDH-03-023							159.00	159.81	1341	0.96	0.03	1.84
	DDH-03-023							159.81	160.76	924	0.64	0.04	0.84
	DDH-03-023							160.76	161.70	662	0.52	0.04	0.64
	DDH-03-023							161.70	162.83	1788	1.04	0.04	0.76
	DDH-03-023							162.83	163.62	1199	0.09	0.04	1.32
	DDH-03-023							163.62	164.59	74	0.04	0.05	1.48
	DDH-03-023							164.59	165.78	261	0.11	0.10	13.20
	DDH-03-023							165.78	167.40	19	0.01	0.10	0.96
	DDH-03-023							167.40	168.27	26	0.04	0.12	3.40
	DDH-03-023							168.27	170.15	21	0.03	0.06	1.84
	DDH-03-023							170.15	171.00	147	0.12	0.16	1.80
	DDH-03-023							171.00	172.33	1310	0.60	0.30	1.00
	DDH-03-023							172.33	173.44	2977	0.68	0.04	0.76
	DDH-03-023							173.44	173.89	723	1.84	0.72	28.90
	DDH-03-023							173.89	174.74	17	0.01	0.04	0.26
	DDH-03-023							174.74	222.00

Arturo	DDH-03-024	778,112	7,644,882	4,498	219.25	215°	-72°	—	18.45
	DDH-03-024							18.45	128.17
	DDH-03-024							128.17	128.85	16	0.05	0.06	0.48
	DDH-03-024							128.85	129.58	0.8	0.01	0.02	0.16
	DDH-03-024							129.58	130.05	35	0.08	0.02	1.12
	DDH-03-024							130.05	138.72
	DDH-03-024							138.72	139.74	2.4	0.02	0.02	0.76
	DDH-03-024							139.74	195.77
	DDH-03-024							195.77	196.36	36	0.11	0.09	3.10
	DDH-03-024							196.36	196.92	8	0.01	0.04	0.03
	DDH-03-024							196.92	197.26	11	0.02	0.04	1.56
	DDH-03-024							197.26	197.92	4	0.01	0.02	0.18
	DDH-03-024							197.92	198.82	7.2	0.01	0.04	1.16
	DDH-03-024							198.82	199.67	17	0.48	0.05	0.88
	DDH-03-024							199.67	200.60	79	0.20	0.10	4.10
	DDH-03-024							200.60	201.36	148	0.29	0.22	6.50
	DDH-03-024							201.36	202.03	34	0.03	0.19	3.00
	DDH-03-024							202.03	202.60	2.4	0.01	0.06	0.22
	DDH-03-024							202.60	214.47
	DDH-03-024							214.47	214.99	18	0.03	0.04	4.20
	DDH-03-024							214.99	219.25

San Lorenzo	DDH-03-025	778,812	7,644,949	4,478	215.45	331°	-52°	—	2.81
Litoral	DDH-03-025							2.81	104.79
	DDH-03-025							104.79	105.87	5.6	0.12	0.02	0.11
	DDH-03-025							105.87	107.05	1084	1.40	0.17	6.00
	DDH-03-025							107.05	107.94	22	0.06	0.02	0.13
	DDH-03-025							107.94	123.70
	DDH-03-025							123.70	124.15	4	0.01	0.02	0.03
	DDH-03-025							124.15	125.13	11	0.01	0.06	0.09
	DDH-03-025							125.13	126.11	2.4	0.01	0.03	0.03
	DDH-03-025							126.11	126.97	2.4	0.01	0.03	0.02
	DDH-03-025							126.97	145.31
	DDH-03-025							145.31	146.49	4.8	0.01	0.05	1.16
	DDH-03-025							146.49	190.15
	DDH-03-025							190.15	191.43	16	0.14	0.06	0.40
	DDH-03-025							191.43	192.08	9.6	0.01	0.02	0.02
	DDH-03-025							192.08	192.43	2.4	0.01	0.02	0.12
	DDH-03-025							192.43	193.13	4	0.01	0.02	0.11
	DDH-03-025							193.13	194.24	3.2	0.03	0.03	0.03
	DDH-03-025							194.24	195.29	10	0.02	0.05	0.08

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-03-025							195.29	196.20	70	0.19	0.12	2.00
	DDH-03-025							196.20	197.36	28	0.20	0.04	0.18
	DDH-03-025							197.36	198.22	4.8	0.01	0.02	0.04
	DDH-03-025							198.22	199.50	33	0.56	0.01	0.11
	DDH-03-025							199.50	200.98	60	0.52	0.02	0.11
	DDH-03-025							200.98	201.74	8	0.02	0.01	0.02
	DDH-03-025							201.74	203.27	3.2	0.01	0.02	0.02
	DDH-03-025							203.27	204.23	8	0.02	0.04	0.12
	DDH-03-025							204.23	204.98	214	3.18	0.02	0.21
	DDH-03-025							204.98	205.56	4	0.01	0.02	0.14
	DDH-03-025							205.56	215.45

Litoral	DDH-03-026	778,939	7,645,060	4,466	220.15	2°	-53°	—	9.65
	DDH-03-026							9.65	96.62
	DDH-03-026							96.62	97.15	133	0.21	0.03	0.03
	DDH-03-026							97.15	98.06	49	0.18	0.02	0.08
	DDH-03-026							98.06	99.27	778	0.80	0.04	0.08
	DDH-03-026							99.27	99.80	2790	2.71	0.19	0.16
	DDH-03-026							99.80	100.80	22	0.52	0.03	0.03
	DDH-03-026							100.80	102.05	4.8	0.06	0.02	0.03
	DDH-03-026							102.05	103.28	10	0.09	0.04	0.05
	DDH-03-026							103.28	104.57	10	0.17	0.02	0.04
	DDH-03-026							104.57	105.24	1003	0.80	0.05	0.23
	DDH-03-026							105.24	106.02	344	1.32	0.08	0.03
	DDH-03-026							106.02	126.80
	DDH-03-026							126.80	128.24
	DDH-03-026							128.24	132.53
	DDH-03-026							132.53	141.69
	DDH-03-026							141.69	142.57	18	0.03	0.37	1.56
	DDH-03-026							142.57	143.54	16	0.04	0.16	0.34
	DDH-03-026							143.54	144.51	3.2	0.01	0.06	0.12
	DDH-03-026							144.51	145.72	3.2	0.01	0.05	0.06
	DDH-03-026							145.72	146.35	7.2	0.02	0.11	1.28
	DDH-03-026							146.35	147.30	8	0.01	0.12	0.32
	DDH-03-026							147.30	148.34	3.2	0.01	0.04	0.15
	DDH-03-026							148.34	149.18	5.6	0.01	0.08	0.34
	DDH-03-026							149.18	150.05	30	0.01	0.44	1.28
	DDH-03-026							150.05	150.99	35	0.01	0.60	1.96
	DDH-03-026							150.99	151.91	38	0.01	0.40	1.84
	DDH-03-026							151.91	152.83	36	0.01	0.06	4.20
	DDH-03-026							152.83	153.76	33	0.01	0.07	3.00
	DDH-03-026							153.76	154.63	13	0.05	0.06	2.80
	DDH-03-026							154.63	155.32	210	0.15	0.06	0.18
	DDH-03-026							155.32	155.79	3893	1.28	0.64	18.00
	DDH-03-026							155.79	156.74	138	0.10	0.06	1.28
	DDH-03-026							156.74	157.78	33	0.03	0.03	1.60
	DDH-03-026							157.78	158.46	13	0.01	0.03	0.23
	DDH-03-026							158.46	159.14	540	0.16	0.05	0.44
	DDH-03-026							159.14	159.85	208	0.17	0.03	6.00
	DDH-03-026							159.85	161.01	18	0.01	0.02	0.10
	DDH-03-026							161.01	161.95	676	0.13	0.02	0.52
	DDH-03-026							161.95	162.62	25	0.03	0.02	0.96
	DDH-03-026							162.62	163.83	5.6	0.01	0.02	0.20
	DDH-03-026							163.83	164.80	48	0.04	0.03	0.23
	DDH-03-026							164.80	166.13	10	0.01	0.01	1.12
	DDH-03-026							166.13	167.57	14	0.01	0.01	1.20
	DDH-03-026							167.57	168.53	8	0.01	0.02	0.03
	DDH-03-026							168.53	169.18	4	0.01	0.01	0.02
	DDH-03-026							169.18	169.64	759	0.33	0.04	7.00
	DDH-03-026							169.64	171.25	9.6	0.01	0.02	0.48
	DDH-03-026							171.25	172.14	4	0.01	0.01	0.04
	DDH-03-026							172.14	173.10	20	0.01	0.02	1.20
	DDH-03-026							173.10	173.51	8.8	0.01	0.01	0.01
	DDH-03-026							173.51	174.66	13	0.01	0.01	0.32
	DDH-03-026							174.66	175.58	12	0.01	0.02	0.34
	DDH-03-026							175.58	176.49	16	0.01	0.02	0.08
	DDH-03-026							176.49	177.93	12	0.01	0.01	0.20
	DDH-03-026							177.93	179.26	20	0.02	0.03	1.68
	DDH-03-026							179.26	180.16	8	0.01	0.01	0.60
	DDH-03-026							180.16	181.07	14	0.01	0.01	0.68
	DDH-03-026							181.07	198.05
	DDH-03-026							198.05	198.49	4	0.01	0.01	0.04
	DDH-03-026							198.49	199.22	8	0.01	0.02	1.28
	DDH-03-026							199.22	200.11	3.2	0.01	0.02	0.03
	DDH-03-026							200.11	207.50
	DDH-03-026							207.50	208.28	4	0.01	0.05	0.09
	DDH-03-026							208.28	209.02	4.8	0.01	0.02	0.40
	DDH-03-026							209.02	209.73	43	0.06	0.06	5.00
	DDH-03-026							209.73	210.44	4.8	0.01	0.02	0.34
	DDH-03-026							210.44	216.25
	DDH-03-026							216.25	217.15	4.8	0.01	0.08	0.13
	DDH-03-026							217.15	217.81	3.2	0.01	0.03	0.03
	DDH-03-026							217.81	218.61	2.4	0.01	0.04	0.05
	DDH-03-026							218.61	219.27	5.6	0.01	0.02	0.22
	DDH-03-026							219.27	220.15

Litoral	DDH-03-027	778,939	7,645,059	4,466	228.34	355°	-68°	—	6.54
	DDH-03-027							6.54	106.94

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-03-027							106.94	107.77	874	2.12	0.21	0.09
	DDH-03-027							107.77	109.54	10	0.06	0.02	0.04
	DDH-03-027							109.54	110.45	203	0.68	0.07	0.19
	DDH-03-027							110.45	111.30	18	0.04	0.02	0.08
	DDH-03-027							111.30	112.31	8	0.03	0.01	0.56
	DDH-03-027							112.31	113.26	8.8	0.04	0.01	0.04
	DDH-03-027							113.26	114.40	10	0.06	0.02	0.09
	DDH-03-027							114.40	115.06	20	0.23	0.04	0.22
	DDH-03-027							115.06	115.99	17	0.06	0.02	0.26
	DDH-03-027							115.99	117.11	78	0.35	0.03	0.20
	DDH-03-027							117.11	117.88	967	1.32	0.10	0.18
	DDH-03-027							117.88	118.84	2189	2.12	0.05	0.64
	DDH-03-027							118.84	119.75	1690	1.44	0.15	0.36
	DDH-03-027							119.75	120.62	1847	1.32	0.14	0.26
	DDH-03-027							120.62	121.02	10201	2.47	0.72	0.40
	DDH-03-027							121.02	121.53	57	0.22	0.02	0.06
	DDH-03-027							121.53	149.70
	DDH-03-027							149.70	150.34	14	0.01	0.01	0.03
	DDH-03-027							150.34	150.61	38	0.26	0.02	6.00
	DDH-03-027							150.61	151.75	6	0.01	0.01	0.04
	DDH-03-027							151.75	152.60	71	0.12	0.02	4.60
	DDH-03-027							152.60	153.98	2.4	0.01	0.01	0.03
	DDH-03-027							153.98	155.47	14	0.04	0.02	1.80
	DDH-03-027							155.47	156.25	11	0.09	0.02	0.96
	DDH-03-027							156.25	157.17	3.2	0.01	0.01	0.03
	DDH-03-027							157.17	158.11	7.2	0.01	0.01	0.72
	DDH-03-027							158.11	159.31	14	0.01	0.02	1.76
	DDH-03-027							159.31	159.75	505	0.40	0.06	17.00
	DDH-03-027							159.75	160.99	19	0.03	0.01	0.48
	DDH-03-027							160.99	162.32	22	0.02	0.02	0.21
	DDH-03-027							162.32	163.70	5.6	0.02	0.02	0.72
	DDH-03-027							163.70	164.64	235	0.30	0.02	1.04
	DDH-03-027							164.64	165.31	519	0.64	0.02	0.96
	DDH-03-027							165.31	165.89	25	0.06	0.02	0.04
	DDH-03-027							165.89	166.53	635	0.64	0.02	2.70
	DDH-03-027							166.53	167.47	69	0.16	0.02	0.19
	DDH-03-027							167.47	168.40	4	0.01	0.01	0.12
	DDH-03-027							168.40	169.37	101	0.42	0.02	3.30
	DDH-03-027							169.37	170.70	27	0.10	0.01	0.10
	DDH-03-027							170.70	171.20	1232	4.90	0.04	4.50
	DDH-03-027							171.20	172.20	7.2	0.03	0.01	0.06
	DDH-03-027							172.20	173.14	296	0.48	0.04	0.33
	DDH-03-027							173.14	174.05	1327	1.40	0.06	1.88
	DDH-03-027							174.05	174.74	1453	2.24	0.04	1.36
	DDH-03-027							174.74	175.13	13138	13.50	0.05	3.90
	DDH-03-027							175.13	175.90	230	0.48	0.03	0.12
	DDH-03-027							175.90	176.89	62	0.23	0.02	0.08
	DDH-03-027							176.89	177.43	944	4.20	0.22	0.80
	DDH-03-027							177.43	178.08	10	0.08	0.04	0.07
	DDH-03-027							178.08	178.88	26	0.05	0.04	0.26
	DDH-03-027							178.88	180.14
	DDH-03-027							180.14	183.34
	DDH-03-027							183.34	193.70
	DDH-03-027							193.70	194.39	7.2	0.03	0.03	0.19
	DDH-03-027							194.39	195.34	10	0.03	0.70	2.00
	DDH-03-027							195.34	196.65	27	0.04	0.13	0.64
	DDH-03-027							196.65	197.61	59	0.08	0.06	0.28
	DDH-03-027							197.61	198.51	15	0.04	0.03	0.04
	DDH-03-027							198.51	199.50	75	0.16	0.04	0.19
	DDH-03-027							199.50	207.34
	DDH-03-027							207.34	208.37	2.4	0.01	0.02	0.05
	DDH-03-027							208.37	209.22	5.6	0.01	0.02	0.03
	DDH-03-027							209.22	210.38	5.6	0.02	0.02	0.68
	DDH-03-027							210.38	220.41
	DDH-03-027							220.41	221.52	4.8	0.01	0.02	0.06
	DDH-03-027							221.52	223.00	5.6	0.01	0.03	0.20
	DDH-03-027							223.00	223.80	7.2	0.01	0.02	0.03
	DDH-03-027							223.80	228.34

6 de Agosto	DDH-03-70-009	778,339	7,645,341	4,369	122.90	190°	-45°	—	82.56
	DDH-03-70-009							82.56	83.40	8.4	0.01	0.05	0.07
	DDH-03-70-009							83.40	84.27	6.4	0.01	0.04	0.17
	DDH-03-70-009							84.27	90.58
	DDH-03-70-009							90.58	93.68
	DDH-03-70-009							93.68	94.86	4	0.01	0.01	0.25
	DDH-03-70-009							94.86	101.37
	DDH-03-70-009							101.37	101.90	34	0.08	0.07	0.17
	DDH-03-70-009							101.90	103.19	35	0.08	0.08	0.92
	DDH-03-70-009							103.19	122.90

Deseada	DDH-03-70-010	778,135	7,645,166	4,369	87.00	199°	-59°	—	59.58
	DDH-03-70-010							59.58	60.00	8.8	0.01	0.04	0.03
	DDH-03-70-010							60.00	60.74	174	0.48	0.18	1.88
	DDH-03-70-010							60.74	61.22	18	0.02	0.12	0.38
	DDH-03-70-010							61.22	87.00

Litoral	DDH-04-028	778,865	7,644,928	4,463	264.50	337°	-50°	—	3.00
	DDH-04-028							3.00	138.84

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-028							138.84	139.65	13	0.01	0.06	0.10
	DDH-04-028							139.65	219.50
	DDH-04-028							219.50	219.83	6.6	0.06	0.02	0.04
	DDH-04-028							219.83	220.27	42	0.21	0.09	1.28
	DDH-04-028							220.27	221.22	23	0.17	0.05	0.68
	DDH-04-028							221.22	222.11	53	0.25	0.04	1.68
	DDH-04-028							222.11	223.05	9.6	0.06	0.05	0.44
	DDH-04-028							223.05	223.62	2.4	0.01	0.02	0.06
	DDH-04-028							223.62	230.59
	DDH-04-028							230.59	231.04	2.4	0.01	0.03	0.88
	DDH-04-028							231.04	231.50	4.8	0.01	0.09	0.56
	DDH-04-028							231.50	231.93	6.4	0.01	0.04	0.11
	DDH-04-028							231.93	240.50
	DDH-04-028							240.50	241.05	2.4	0.02	0.03	0.09
	DDH-04-028							241.05	242.50	45	0.52	0.38	0.44
	DDH-04-028							242.50	243.41	3.2	0.01	0.04	0.08
	DDH-04-028							243.41	244.60	8.8	0.09	0.04	0.15
	DDH-04-028							244.60	245.56	2.4	0.01	0.02	0.09
	DDH-04-028							245.56	246.44	5.6	0.01	0.02	0.03
	DDH-04-028							246.44	246.86	3.2	0.01	0.04	0.05
	DDH-04-028							246.86	247.44	22	0.59	0.34	0.64
	DDH-04-028							247.44	248.30	1.6	0.01	0.02	0.04
	DDH-04-028							248.30	249.44	2.4	0.01	0.02	0.03
	DDH-04-028							249.44	250.22	4	0.01	0.03	0.02
	DDH-04-028							250.22	251.14	4	0.01	0.03	0.60
	DDH-04-028							251.14	252.09	5.6	0.04	0.03	0.10
	DDH-04-028							252.09	264.50

Adela	DDH-04-70-011	778,693	7,645,110	4,373	141.40	29°	-25°	—	77.97
	DDH-04-70-011							77.97	78.17
	DDH-04-70-011							78.17	78.65
	DDH-04-70-011							78.65	79.60
	DDH-04-70-011							79.60	80.74
	DDH-04-70-011							80.74	81.12
	DDH-04-70-011							81.12	81.88
	DDH-04-70-011							81.88	82.18
	DDH-04-70-011							82.18	85.36
	DDH-04-70-011							85.36	87.40
	DDH-04-70-011							87.40	87.50
	DDH-04-70-011							87.50	116.01
	DDH-04-70-011							116.01	117.14	15	0.04	0.04	0.26
	DDH-04-70-011							117.14	117.53	10	0.01	0.05	0.99
	DDH-04-70-011							117.53	118.59	8	0.01	0.04	0.36
	DDH-04-70-011							118.59	119.35	21	0.01	0.05	0.80
	DDH-04-70-011							119.35	120.58	26	0.01	0.06	1.32
	DDH-04-70-011							120.58	124.03
	DDH-04-70-011							124.03	124.65	15	0.01	0.04	0.10
	DDH-04-70-011							124.65	127.60
	DDH-04-70-011							127.60	128.21	1	0.01	0.02	0.01
	DDH-04-70-011							128.21	129.01	9.5	0.04	0.05	0.18
	DDH-04-70-011							129.01	129.48	1	0.01	0.07	0.01
	DDH-04-70-011							129.48	141.40

Litoral	DDH-04-029	779,070	7,645,044	4,483	213.13	359°	-59°	—	7.63
	DDH-04-029							7.63	69.82
	DDH-04-029							69.82	70.42	2.5	0.02	0.10	0.03
	DDH-04-029							70.42	71.37	2.5	0.01	0.02	0.03
	DDH-04-029							71.37	72.13
	DDH-04-029							72.13	95.63
	DDH-04-029							95.63	97.47
	DDH-04-029							97.47	99.13
	DDH-04-029							99.13	102.69
	DDH-04-029							102.69	104.78
	DDH-04-029							104.78	105.13
	DDH-04-029							105.13	106.48
	DDH-04-029							106.48	113.12
	DDH-04-029							113.12	135.13
	DDH-04-029							135.13	137.99
	DDH-04-029							137.99	183.44
	DDH-04-029							183.44	183.91	8.5	0.01	0.02	0.72
	DDH-04-029							183.91	185.34	2	0.01	0.02	0.06
	DDH-04-029							185.34	186.16	5	0.01	0.15	0.40
	DDH-04-029							186.16	187.19	13.5	0.02	0.03	0.76
	DDH-04-029							187.19	188.11	52	0.03	0.03	0.09
	DDH-04-029							188.11	189.07	230	0.07	0.13	0.18
	DDH-04-029							189.07	189.97	3059	0.76	0.44	4.40
	DDH-04-029							189.97	190.88	1467	0.56	0.26	6.40
	DDH-04-029							190.88	192.07	1032	0.52	0.26	29.10
	DDH-04-029							192.07	192.95	44.5	0.02	0.04	0.98
	DDH-04-029							192.95	193.94	6.0	0.01	0.04	0.12
	DDH-04-029							193.94	194.43	2.5	0.01	0.04	0.03
	DDH-04-029							194.43	195.21	5	0.01	0.03	0.32
	DDH-04-029							195.21	196.41	12	0.01	0.02	0.56
	DDH-04-029							196.41	197.34	15	0.01	0.02	1.30
	DDH-04-029							197.34	198.24	6.5	0.01	0.02	0.44
	DDH-04-029							198.24	199.27	15	0.01	0.02	1.16
	DDH-04-029							199.27	213.13

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
6 de Agosto	DDH-04-70-012	778,592	7,645,221	4,371	120.00	181°	-38°	—	36.65
	DDH-04-70-012							36.65	36.97	7	0.01	0.05	0.06
	DDH-04-70-012							36.97	37.34	12	0.03	0.08	0.52
	DDH-04-70-012							37.34	37.93	2.5	0.01	0.03	0.07
	DDH-04-70-012							37.93	85.20
	DDH-04-70-012							85.20	85.78	4	0.01	0.07	0.22
	DDH-04-70-012							85.78	86.27	101	0.28	0.05	2.00
	DDH-04-70-012							86.27	86.79	1	0.01	0.04	0.05
	DDH-04-70-012							86.79	105.00
	DDH-04-70-012							105.00	105.96	3.5	0.05	0.06	0.14
	DDH-04-70-012							105.96	106.48	27	0.08	0.05	0.09
	DDH-04-70-012							106.48	107.17	120	0.10	0.15	15.20
	DDH-04-70-012							107.17	108.11	41.2	0.35	0.09	2.00
	DDH-04-70-012							108.11	111.68
	DDH-04-70-012							111.68	112.25	12	0.01	0.03	1.16
	DDH-04-70-012							112.25	120.00

6 de Agosto	DDH-04-030	778,644	7,644,926	4,479	210.15	11°	-58°	—	3.77
	DDH-04-030							3.77	151.75
	DDH-04-030							151.75	152.58	4.5	0.04	0.03	0.03
	DDH-04-030							152.58	153.45	573	1.04	0.15	0.40
	DDH-04-030							153.45	154.39	2	0.01	0.03	0.05
	DDH-04-030							154.39	172.19
	DDH-04-030							172.19	173.23	3.5	0.01	0.04	0.07
	DDH-04-030							173.23	174.11	170	1.24	0.36	0.84
	DDH-04-030							174.11	174.71	182	0.96	2.20	0.84
	DDH-04-030							174.71	175.31	3	0.01	0.04	0.08
	DDH-04-030							175.31	177.06
	DDH-04-030							177.06	177.49	5.5	0.60	0.02	0.10
	DDH-04-030							177.49	179.18
	DDH-04-030							179.18	179.75	2	0.01	0.02	0.02
	DDH-04-030							179.75	180.15	44.5	0.38	0.02	0.06
	DDH-04-030							180.15	181.60	1.5	0.01	0.14	0.02
	DDH-04-030							181.60	182.30	5	0.05	0.02	0.06
	DDH-04-030							182.30	183.23	101	0.72	0.03	0.17
	DDH-04-030							183.23	188.30
	DDH-04-030							188.30	189.15	7	0.06	0.03	0.06
	DDH-04-030							189.15	189.83	3.5	0.01	0.08	0.06
	DDH-04-030							189.83	190.48	5.5	0.09	0.03	0.10
	DDH-04-030							190.48	192.24	355	4.60	0.44	2.00
	DDH-04-030							192.24	193.54	6.5	0.10	0.05	0.10
	DDH-04-030							193.54	194.49	5	0.07	0.04	0.07
	DDH-04-030							194.49	195.36	3	0.01	0.03	0.05
	DDH-04-030							195.36	196.36	2	0.01	0.02	0.03
	DDH-04-030							196.36	197.53	2.5	0.01	0.04	0.02
	DDH-04-030							197.53	204.53
	DDH-04-030							204.53	204.79	5	0.01	0.03	0.01
	DDH-04-030							204.79	205.24	173	1.44	0.05	0.26
	DDH-04-030							205.24	205.67	4.8	0.01	0.02	0.02
	DDH-04-030							205.67	210.15

Litoral	DDH-04-031	779,148	7,645,081	4,496	186.10	2°	-60°	—	8.14
	DDH-04-031							8.14	28.80
	DDH-04-031							28.80	29.68
	DDH-04-031							29.68	40.52
	DDH-04-031							40.52	43.10
	DDH-04-031							43.10	161.20
	DDH-04-031							161.20	162.15	2.5	0.01	0.11	0.25
	DDH-04-031							162.15	162.94	186	0.18	0.04	6.80
	DDH-04-031							162.94	163.80	9.5	0.02	0.03	0.04
	DDH-04-031							163.80	164.73	1.0	0.01	0.02	0.34
	DDH-04-031							164.73	165.64	4.5	0.01	0.03	0.96
	DDH-04-031							165.64	166.54	16	0.05	0.03	0.96
	DDH-04-031							166.54	167.47	62.5	0.15	0.03	2.40
	DDH-04-031							167.47	168.38	11	0.02	0.03	0.60
	DDH-04-031							168.38	169.33	33.5	0.03	0.03	1.68
	DDH-04-031							169.33	170.25	125	0.06	0.06	0.88
	DDH-04-031							170.25	171.19	121	0.20	0.05	1.68
	DDH-04-031							171.19	172.16	24	0.08	0.03	0.84
	DDH-04-031							172.16	173.12	4.5	0.01	0.04	0.40
	DDH-04-031							173.12	174.37	3	0.01	0.03	0.11
	DDH-04-031							174.37	174.99	39.5	0.04	0.03	6.80
	DDH-04-031							174.99	175.94	2.5	0.01	0.02	0.06
	DDH-04-031							175.94	177.33	12	0.01	0.02	0.32
	DDH-04-031							177.33	177.85	49.5	0.04	0.08	10.10
	DDH-04-031							177.85	178.80	3	0.01	0.02	0.60
	DDH-04-031							178.80	179.77	2.5	0.01	0.03	0.14
	DDH-04-031							179.77	186.10

Litoral	DDH-04-032	779,075	7,645,187	4,497	75.50	356°	-45°	—	8.00
	DDH-04-032							8.00	56.56
	DDH-04-032							56.56	57.44	1.5	0.01	0.01	0.03
	DDH-04-032							57.44	57.92	1.5	0.01	0.01	0.03
	DDH-04-032							57.92	58.43	1.5	0.01	0.01	0.02
	DDH-04-032							58.43	75.50

Litoral	DDH-04-033	778,882	7,645,141	4,484	54.50	360°	-45°	—	7.50
	DDH-04-033							7.50	13.13

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-033							13.13	13.57
	DDH-04-033							13.57	28.75
	DDH-04-033							28.75	29.11
	DDH-04-033							29.11	30.50
	DDH-04-033							30.50	31.65	4	0.01	0.03	0.07
	DDH-04-033							31.65	32.57	4	0.01	0.04	0.08
	DDH-04-033							32.57	33.52	4.5	0.01	0.15	0.04
	DDH-04-033							33.52	34.47	5	0.01	0.23	0.07
	DDH-04-033							34.47	35.42	1.5	0.01	0.01	0.04
	DDH-04-033							35.42	36.18	2	0.01	0.04	0.06
	DDH-04-033							36.18	37.43	3	0.01	0.03	0.06
	DDH-04-033							37.43	38.28	1.5	0.01	0.02	0.03
	DDH-04-033							38.28	39.11	14	0.04	0.15	1.00
	DDH-04-033							39.11	54.50

Ramo 2	DDH-04-70-013	778,991	7,645,175	4,373	208.00	322°	-12°	—	2.50
Adela	DDH-04-70-013							2.50	2.83	2	0.09	0.03	0.02
	DDH-04-70-013							2.83	3.11	10	0.84	0.88	0.02
	DDH-04-70-013							3.11	4.08	3	0.25	0.04	0.12
	DDH-04-70-013							4.08	4.72	4.5	0.15	0.09	0.08
	DDH-04-70-013							4.72	45.56
	DDH-04-70-013							45.56	46.18	0.5	0.01	0.01	0.01
	DDH-04-70-013							46.18	46.83	14	0.02	0.04	3.00
	DDH-04-70-013							46.83	47.31	858	0.24	3.80	27.70
	DDH-04-70-013							47.31	47.80	5.5	0.01	0.02	0.16
	DDH-04-70-013							47.80	66.98
	DDH-04-70-013							66.98	67.42	3.5	0.01	0.05	0.12
	DDH-04-70-013							67.42	67.87	60	0.07	0.04	7.20
	DDH-04-70-013							67.87	69.07	0.5	0.01	0.02	0.06
	DDH-04-70-013							69.07	69.73	29.5	0.15	0.01	0.72
	DDH-04-70-013							69.73	105.99
	DDH-04-70-013							105.99	106.44	3.5	0.01	0.01	0.03
	DDH-04-70-013							106.44	107.27	2231	0.64	0.02	7.20
	DDH-04-70-013							107.27	124.42
	DDH-04-70-013							124.42	124.97	4	0.01	0.06	0.20
	DDH-04-70-013							124.97	125.50	29.5	0.02	0.01	1.76
	DDH-04-70-013							125.50	125.91	3.5	0.01	0.03	0.28
	DDH-04-70-013							125.91	144.91
	DDH-04-70-013							144.91	145.86	1.5	0.01	0.01	0.02
	DDH-04-70-013							145.86	146.57	2.5	0.01	0.01	0.01
	DDH-04-70-013							146.57	153.75
	DDH-04-70-013							153.75	154.30	2	0.01	0.01	0.02
	DDH-04-70-013							154.30	154.79	12	0.01	0.06	0.05
	DDH-04-70-013							154.79	155.50	1.5	0.01	0.01	0.02
	DDH-04-70-013							155.50	156.35	3	0.01	0.02	0.05
	DDH-04-70-013							156.35	156.74	15	0.02	0.05	0.12
	DDH-04-70-013							156.74	158.10	1.5	0.01	0.01	0.02
	DDH-04-70-013							158.10	159.06	1.5	0.01	0.02	0.02
	DDH-04-70-013							159.06	159.58	3	0.01	0.03	0.06
	DDH-04-70-013							159.58	160.01	18.5	0.02	0.07	0.26
	DDH-04-70-013							160.01	160.47	2	0.02	0.02	0.04
	DDH-04-70-013							160.47	173.28
	DDH-04-70-013							173.28	174.22	2	0.03	0.03	0.24
	DDH-04-70-013							174.22	175.00	4.5	0.08	0.07	0.12
	DDH-04-70-013							175.00	176.09	30	0.24	0.04	0.10
	DDH-04-70-013							176.09	176.98	405	2.80	0.18	2.20
	DDH-04-70-013							176.98	177.66	196	0.72	0.10	0.44
	DDH-04-70-013							177.66	178.87	16	0.08	0.02	0.09
	DDH-04-70-013							178.87	180.13	2	0.01	0.01	0.03
	DDH-04-70-013							180.13	181.06	4.5	0.01	0.02	0.03
	DDH-04-70-013							181.06	203.22
	DDH-04-70-013							203.22	203.64	2.5	0.01	0.02	0.04
	DDH-04-70-013							203.64	204.03	12.5	0.01	0.09	0.26
	DDH-04-70-013							204.03	204.41	1.5	0.01	0.03	0.03
	DDH-04-70-013							204.41	208.00

Litoral	DDH-04-034	779,009	7,645,129	4,482	111.60	357°	-45°	—	9.60
	DDH-04-034							9.60	62.58
	DDH-04-034							62.58	94.48
	DDH-04-034							94.48	94.96	1.5	0.01	0.02	0.01
	DDH-04-034							94.96	95.90	0.5	0.01	0.03	0.01
	DDH-04-034							95.90	96.60	1	0.01	0.02	0.01
	DDH-04-034							96.60	97.10	0.5	0.01	0.02	0.02
	DDH-04-034							97.10	97.89	66	0.16	0.44	4.60
	DDH-04-034							97.89	98.66	185	1.16	0.23	2.40
	DDH-04-034							98.66	99.59	7.5	0.03	0.10	0.26
	DDH-04-034							99.59	100.71	5	0.02	0.06	0.42
	DDH-04-034							100.71	101.65	12.5	0.08	0.08	0.96
	DDH-04-034							101.65	102.35	1.5	0.03	0.02	0.07
	DDH-04-034							102.35	111.60

Guernica II	DDH-04-035	778,835	7,645,549	4,518	256.70	193	-67°	—	7.59
	DDH-04-035							7.59	141.49
	DDH-04-035							141.49	141.99	775	0.56	0.13	0.28
	DDH-04-035							141.99	146.03
	DDH-04-035							146.03	146.49	1509	0.88	0.07	0.27
	DDH-04-035							146.49	246.49
	DDH-04-035							246.49	246.77	8	0.04	0.08	0.05

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-035							246.77	247.13	406	0.37	0.12	3.40
	DDH-04-035							247.13	247.89	3.5	0.01	0.04	0.03
	DDH-04-035							247.89	248.34	85	0.23	0.14	0.23
	DDH-04-035							248.34	256.70

Unión	DDH-04-70-014	778,654	7,645,324	4,369	84.10	178°	-49°	—	6.98
	DDH-04-70-014							6.98	7.69	20.8	0.02	0.03	0.74
	DDH-04-70-014							7.69	8.24	5.6	0.01	0.01	0.06
	DDH-04-70-014							8.24	8.94	6.4	0.01	0.02	0.03
	DDH-04-70-014							8.94	16.08
	DDH-04-70-014							16.08	17.44	6.4	0.01	0.02	0.01
	DDH-04-70-014							17.44	18.88	9.2	0.01	0.02	0.06
	DDH-04-70-014							18.88	19.80	8	0.01	0.02	0.40
	DDH-04-70-014							19.80	20.79	6.4	0.01	0.02	0.06
	DDH-04-70-014							20.79	21.73	4.8	0.01	0.02	0.03
	DDH-04-70-014							21.73	22.70	7.2	0.01	0.03	0.14
	DDH-04-70-014							22.70	23.65	8.4	0.02	0.03	0.17
	DDH-04-70-014							23.65	24.92	8.8	0.01	0.02	0.03
	DDH-04-70-014							24.92	25.81	10.4	0.01	0.02	0.06
	DDH-04-70-014							25.81	27.21	4.8	0.01	0.01	0.03
	DDH-04-70-014							18.11	36.81
	DDH-04-70-014							36.81	37.30	19.2	0.03	0.04	1.40
	DDH-04-70-014							37.30	41.06
	DDH-04-70-014							41.06	41.44	3.2	0.01	0.03	0.06
	DDH-04-70-014							41.44	42.63	12.8	0.03	0.02	0.05
	DDH-04-70-014							42.63	43.71	5.6	0.03	0.02	0.08
	DDH-04-70-014							43.71	44.25	4	0.01	0.02	0.06
	DDH-04-70-014							44.25	44.92	12.8	0.01	0.03	0.05
	DDH-04-70-014							44.92	52.91
	DDH-04-70-014							52.91	54.10	33.6	0.02	0.02	1.06
	DDH-04-70-014							54.10	57.10
	DDH-04-70-014							57.10	57.64	32	0.01	0.02	0.10
	DDH-04-70-014							57.64	59.29	1433	0.64	0.02	2.80
	DDH-04-70-014							59.29	61.01
	DDH-04-70-014							61.01	61.81	38.4	0.01	0.04	0.23
	DDH-04-70-014							61.81	62.81	67.2	0.05	0.05	0.84
	DDH-04-70-014							62.81	63.69	144	0.17	0.05	1.00
	DDH-04-70-014							63.69	64.52	12	0.01	0.04	0.14
	DDH-04-70-014							64.52	65.10	62.4	0.01	0.10	0.64
	DDH-04-70-014							65.10	71.31
	DDH-04-70-014							71.31	71.62	6.4	0.01	0.02	0.35
	DDH-04-70-014							71.62	72.10	65.6	0.08	0.04	9.13
	DDH-04-70-014							72.10	72.70	6.8	0.01	0.01	0.26
	DDH-04-70-014							72.70	73.41	5.6	0.01	0.02	0.31
	DDH-04-70-014							73.41	74.73	17.6	0.01	0.04	0.52
	DDH-04-70-014							74.73	84.10

Unión	DDH-04-036	778,758	7,645,366	4,529	208.60	151°	-65°	—	6.10
	DDH-04-036							6.10	46.60
	DDH-04-036							46.60	47.30	21.6	0.19	0.07	0.20
	DDH-04-036							47.30	48.26	6.4	0.01	0.04	0.05
	DDH-04-036							48.26	49.22	2932	0.74	0.50	0.21
	DDH-04-036							49.22	50.16	81.6	0.27	0.04	0.08
	DDH-04-036							50.16	51.13	12	0.05	0.07	0.29
	DDH-04-036							51.13	52.06	8	0.01	0.04	0.06
	DDH-04-036							52.06	52.61	36.8	0.17	0.19	3.80
	DDH-04-036							52.61	106.06
	DDH-04-036							106.06	106.60	7.2	0.01	0.01	0.29
	DDH-04-036							106.60	107.08	164	0.07	0.04	15.40
	DDH-04-036							107.08	107.67	4.8	0.01	0.02	0.26
	DDH-04-036							107.67	127.17
	DDH-04-036							127.17	127.72	22.4	0.01	0.02	0.14
	DDH-04-036							127.72	128.23	1993	0.56	5.80	1.24
	DDH-04-036							128.23	128.76	2	0.01	0.02	0.06
	DDH-04-036							128.76	132.85
	DDH-04-036							132.85	133.49	3.2	0.01	0.02	0.17
	DDH-04-036							133.49	134.52	110	0.02	0.04	0.52
	DDH-04-036							134.52	135.56	323	0.80	0.64	19.60
	DDH-04-036							135.56	136.22	5.6	0.01	0.03	0.06
	DDH-04-036							136.22	189.00
	DDH-04-036							189.00	189.65	24	0.17	0.07	0.26
	DDH-04-036							189.65	190.60	221	1.04	0.38	1.92
	DDH-04-036							190.60	191.25	7.2	0.01	0.03	0.05
	DDH-04-036							191.25	195.96
	DDH-04-036							195.96	196.45	11.2	0.01	0.01	0.03
	DDH-04-036							196.45	197.08	275	0.56	0.05	0.02
	DDH-04-036							197.08	197.56	5.6	0.01	0.02	0.02
	DDH-04-036							197.56	208.60

Adela	DDH-04-70-015	778,641	7,645,252	4,370	76.80	61°	-61°	—	54.30
	DDH-04-70-015							54.30	54.80	4	0.01	0.03	0.02
	DDH-04-70-015							54.80	55.76	7.2	0.01	0.03	0.02
	DDH-04-70-015							55.76	56.70	11.2	0.04	0.04	0.22
	DDH-04-70-015							56.70	57.25	8	0.01	0.04	0.09
	DDH-04-70-015							57.25	76.80

Unión	DDH-04-70-016	778,520	7,645,319	4,370	130.80	177°	-46°	—	4.31
	DDH-04-70-016							4.31	5.27	8	0.01	0.02	0.03

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-70-016							5.27	5.80	37.6	0.48	0.27	0.17
	DDH-04-70-016							5.80	9.04
	DDH-04-70-016							9.04	9.39	4.8	0.01	0.02	0.04
	DDH-04-70-016							9.39	10.73	27.2	0.07	0.08	0.09
	DDH-04-70-016							10.73	11.50	7.2	0.01	0.03	0.05
	DDH-04-70-016							11.50	20.80
	DDH-04-70-016							20.80	21.32	28	0.03	0.06	0.06
	DDH-04-70-016							21.32	22.15	13.6	0.01	0.02	0.04
	DDH-04-70-016							22.15	44.80
	DDH-04-70-016							44.80	45.55	9.6	0.01	0.04	0.03
	DDH-04-70-016							45.55	54.83
	DDH-04-70-016							54.83	55.27	13.6	0.01	0.01	0.04
	DDH-04-70-016							55.27	56.21	34.4	0.14	0.08	0.08
	DDH-04-70-016							56.21	56.78	4.8	0.01	0.02	0.04
	DDH-04-70-016							56.78	95.65
	DDH-04-70-016							95.65	104.80
	DDH-04-70-016							104.80	111.23
	DDH-04-70-016							111.23	111.53	6	0.01	0.04	0.16
	DDH-04-70-016							111.53	130.80

Deseada	DDH-03-037	777,877	7,645,241	4,515	181.80	194°	-63°	—	6.90
	DDH-03-037							6.90	173.82
	DDH-03-037							173.82	174.62	12.8	0.01	0.03	0.24
	DDH-03-037							174.62	175.14	348	0.72	0.12	2.60
	DDH-03-037							175.14	176.22	4	0.01	0.03	0.17
	DDH-03-037							176.22	176.90	16	0.02	0.02	0.52
	DDH-03-037							176.90	181.80

Litoral	DDH-04-038	778,947	7,645,010	4,461	280.70	357°	-70º	—	7.00
	DDH-04-038							7.00	10.00
	DDH-04-038							10.00	13.00
	DDH-04-038							13.00	100.87
	DDH-04-038							100.87	101.86	0.8	0.01	0.01	0.21
	DDH-04-038							101.86	103.70
	DDH-04-038							103.70	104.89	0.6	0.01	0.01	0.06
	DDH-04-038							104.89	105.45	6.2	0.00	0.14	0.85
	DDH-04-038							105.45	106.69	2.6	0.00	0.06	0.32
	DDH-04-038							106.69	107.58	0.6	0.00	0.02	0.09
	DDH-04-038							107.58	108.52	0.6	0.01	0.01	0.38
	DDH-04-038							108.52	108.97	1.9	0.01	0.02	0.92
	DDH-04-038							108.97	134.15
	DDH-04-038							134.15	134.59	85.3	0.12	0.01	0.87
	DDH-04-038							134.59	134.93	500	1.00	0.03	3.95
	DDH-04-038							134.93	136.05	10.6	0.16	0.01	0.24
	DDH-04-038							136.05	137.03	37.6	0.14	0.01	0.43
	DDH-04-038							137.03	137.90	2.4	0.21	0.01	0.25
	DDH-04-038							137.90	138.82	463	1.75	0.04	9.40
	DDH-04-038							138.82	139.87	7.1	0.14	0.01	0.28
	DDH-04-038							139.87	147.13
	DDH-04-038							147.13	148.10	59.9	0.10	0.01	0.97
	DDH-04-038							148.10	149.02	516	0.55	0.03	1.67
	DDH-04-038							149.02	149.95	32.1	0.12	0.01	0.14
	DDH-04-038							149.95	150.75	22.7	0.18	0.01	0.07
	DDH-04-038							150.75	151.26	627	1.18	0.01	0.04
	DDH-04-038							151.26	151.77	65.9	0.12	0.01	?
	DDH-04-038							151.77	152.83	78.1	0.15	0.01	0.05
	DDH-04-038							152.83	153.98	12.8	0.16	0.01	0.84
	DDH-04-038							153.98	154.70	6.9	0.05	0.01	0.13
	DDH-04-038							154.70	167.85
	DDH-04-038							167.85	168.70	6.9	0.07	0.01	0.03
	DDH-04-038							168.70	169.72	12.8	0.10	0.01	0.52
	DDH-04-038							169.72	170.52	100	1.62	0.02	0.61
	DDH-04-038							170.52	170.97	8.8	0.03	0.02	0.04
	DDH-04-038							170.97	171.46	32.6	0.63	0.05	0.29
	DDH-04-038							171.46	172.42	7.1	0.02	0.03	0.11
	DDH-04-038							172.42	173.27	11.0	0.26	0.06	0.18
	DDH-04-038							173.27	174.17	6.7	0.04	0.03	0.17
	DDH-04-038							174.17	175.11	5.5	0.06	0.02	0.14
	DDH-04-038							175.11	234.59
	DDH-04-038							234.59	235.42
	DDH-04-038							235.42	240.87
	DDH-04-038							240.87	241.70	2.7	0.09	0.01	0.01
	DDH-04-038							241.70	242.65	5.2	0.19	0.01	0.04
	DDH-04-038							242.65	243.98	2.1	0.11	0.01	0.02
	DDH-04-038							243.98	245.67	1	0.01	0.02	0.01
	DDH-04-038							245.67	246.83	10	0.75	0.01	0.08
	DDH-04-038							246.83	247.88	11.6	0.81	0.00	0.12
	DDH-04-038							247.88	248.75	20.9	2.21	0.01	0.16
	DDH-04-038							248.75	249.72	21.2	2.51	0.01	0.20
	DDH-04-038							249.72	250.67	20.2	1.85	0.01	0.19
	DDH-04-038							250.67	251.57	24.4	2.20	0.00	0.19
	DDH-04-038							251.57	252.04	34.4	1.54	0.01	0.16
	DDH-04-038							252.04	253.07	15.7	0.85	0.01	0.14
	DDH-04-038							253.07	254.30	1.1	0.01	0.01	0.09
	DDH-04-038							254.30	255.24	0.2	0.00	0.01	0.08
	DDH-04-038							255.24	256.17	0.2	0.00	0.00	0.08
	DDH-04-038							256.17	257.10	0.2	0.00	0.00	0.07
	DDH-04-038							257.10	258.08	0.4	0.00	0.00	0.16

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-038							258.08	258.98	0.6	0.00	0.00	0.07
	DDH-04-038							258.98	259.96	0.3	0.00	0.00	0.09
	DDH-04-038							259.96	260.91	0.4	0.00	0.02	0.18
	DDH-04-038							260.91	262.16	2.7	0.01	0.09	0.84
	DDH-04-038							262.16	262.79	130	0.44	0.30	0.91
	DDH-04-038							262.79	263.63	12.7	0.16	0.06	0.62
	DDH-04-038							263.63	264.59	62	0.23	0.05	0.23
	DDH-04-038							264.59	265.53	169	0.11	0.04	0.14
	DDH-04-038							265.53	266.48	37.7	0.11	0.03	0.07
	DDH-04-038							266.48	267.45	5.2	0.01	0.03	0.10
	DDH-04-038							267.45	268.41	3.5	0.04	0.03	0.18
	DDH-04-038							268.41	269.10	3.9	0.06	0.02	0.22
	DDH-04-038							269.10	274.70
	DDH-04-038							274.70	275.14	1.9	0.00	0.01	0.01
	DDH-04-038							275.14	276.09	1.2	0.00	0.01	0.02
	DDH-04-038							276.09	277.05	0.2	0.00	0.00	0.02
	DDH-04-038							277.05	277.72	0.2	0.00	0.01	0.07
	DDH-04-038							277.72	280.70

Deseada	DDH-04-039	777,713	7,645,257	4,512	181.60	194°	-74°	—	5.39
	DDH-04-039							5.39	169.37
	DDH-04-039							169.37	170.48	19.4	0.01	0.01	4.23
	DDH-04-039							170.48	173.24
	DDH-04-039							173.24	174.17	9.4	0.01	0.01	0.72
	DDH-04-039							174.17	175.03	160	0.08	0.05	8.76
	DDH-04-039							175.03	175.79	183	0.10	0.04	6.09
	DDH-04-039							175.79	176.58	4.2	0.00	0.01	0.05
	DDH-04-039							176.58	181.60

6 de Agosto	DDH-04-30-017	778,530	7,645,294	4,413	174.00	188º	-47º	—	54.20
	DDH-04-30-017							54.20	57.00
	DDH-04-30-017							57.00	78.26
	DDH-04-30-017							78.26	78.92	1.1	0.00	0.01	0.04
	DDH-04-30-017							78.92	80.33	34.7	0.02	0.04	0.23
	DDH-04-30-017							80.33	81.02	2.1	0.00	0.01	0.06
	DDH-04-30-017							81.02	81.67	0.7	0.00	0.00	0.03
	DDH-04-30-017							81.67	90.12
	DDH-04-30-017							90.12	91.09	4.3	0.01	0.01	0.26
	DDH-04-30-017							91.09	91.79	17.3	0.02	0.02	1.69
	DDH-04-30-017							91.79	93.01	63.1	0.22	0.01	1.00
	DDH-04-30-017							93.01	93.96	8.6	0.01	0.00	0.48
	DDH-04-30-017							93.96	94.93	0.2	0.02	0.00	0.54
	DDH-04-30-017							94.93	95.50	9.4	0.01	0.01	0.22
	DDH-04-30-017							95.50	109.08
	DDH-04-30-017							109.08	109.75	0.8	0.00	0.01	0.10
	DDH-04-30-017							109.75	110.90	6.5	0.03	0.03	0.33
	DDH-04-30-017							110.90	111.83	4.2	0.01	0.06	1.00
	DDH-04-30-017							111.83	112.29	0.9	0.00	0.00	0.03
	DDH-04-30-017							112.29	122.08
	DDH-04-30-017							122.08	123.20	2.2	0.00	0.01	0.31
	DDH-04-30-017							123.20	124.31	1.3	0.00	0.01	0.06
	DDH-04-30-017							124.31	167.83
	DDH-04-30-017							167.83	168.97	1.5	0.01	0.00	0.05
	DDH-04-30-017							168.97	169.45	2.9	0.01	0.01	0.07
	DDH-04-30-017							169.45	170.16	169	1.94	0.33	2.77
	DDH-04-30-017							170.16	171.09	27.9	0.15	0.06	1.07
	DDH-04-30-017							171.09	171.86	6.8	0.25	0.03	0.17
	DDH-04-30-017							171.86	172.84	2.9	0.00	0.02	0.11
	DDH-04-30-017							172.84	174.00

Arturo	DDH-04-040	777,432	7,645,168	4,535	93.20	213°	-49º	—	2.72
	DDH-04-040							2.72	72.20
	DDH-04-040							72.20	73.80	17.5	0.01	0.24	1.23
	DDH-04-040							73.80	75.25	5.3	0.00	0.07	0.31
	DDH-04-040							75.25	76.42	57.9	0.06	0.30	6.63
	DDH-04-040							76.42	77.33	2	0.00	0.04	0.26
	DDH-04-040							77.33	78.01	17	0.03	0.19	0.96
	DDH-04-040							78.01	78.94	18.1	0.02	0.26	1.16
	DDH-04-040							78.94	79.86	4.2	0.00	0.21	0.49
	DDH-04-040							79.86	81.32	9.6	0.01	0.31	0.79
	DDH-04-040							81.32	82.63	101	0.22	0.42	5.28
	DDH-04-040							82.63	83.61	16.8	0.01	0.18	0.56
	DDH-04-040							83.61	84.33	5.8	0.00	0.18	0.62
	DDH-04-040							84.33	85.30	6.8	0.01	0.17	0.46
	DDH-04-040							85.30	86.40	55	0.26	0.28	1.22
	DDH-04-040							86.40	87.33	114	0.26	0.35	3.00
	DDH-04-040							87.33	88.31	32.4	0.06	0.32	1.20
	DDH-04-040							88.31	93.20

6 de Agosto	DDH-04-30-018	778,527	7,645,293	4,413	150.40	231°	-36°	—	105.55
	DDH-04-30-018							105.55	113.83
	DDH-04-30-018							113.83	114.03
	DDH-04-30-018							114.03	115.16	2.2	0.00	0.01	0.14
	DDH-04-30-018							115.16	138.64
	DDH-04-30-018							138.64	139.55	2.6	0.01	0.01	0.29
	DDH-04-30-018							139.55	140.58	49.5	0.14	0.05	0.16
	DDH-04-30-018							140.58	141.38	36.1	0.16	0.10	1.73
	DDH-04-30-018							141.38	142.50	1.0	0.00	0.00	0.09

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-30-018							142.50	143.53	6.5	0.02	0.02	0.41
	DDH-04-30-018							143.53	144.46	290	0.68	0.16	2.41
	DDH-04-30-018							144.46	145.46	61.9	0.21	0.17	0.44
	DDH-04-30-018							145.46	145.89	27.9	0.06	0.01	0.12
	DDH-04-30-018							145.89	146.54	4.6	0.01	0.01	0.11
	DDH-04-30-018							146.54	152.40

Unión	DDH-04-041	778,829	7,645,364	4,536	171.10	167°	-60º	—	8.15
	DDH-04-041							8.15	132.90
	DDH-04-041							132.90	133.60	1.5	0.00	0.01	0.26
	DDH-04-041							133.60	134.96	0.7	0.00	0.01	0.09
	DDH-04-041							134.96	136.25	1.8	0.00	0.06	0.30
	DDH-04-041							136.25	137.19	2.1	0.00	0.03	0.26
	DDH-04-041							137.19	138.16	256	0.30	0.18	16.35
	DDH-04-041							138.16	139.11	3.6	0.00	0.06	0.12
	DDH-04-041							139.11	140.03	2.6	0.00	0.01	0.05
	DDH-04-041							140.03	163.09
	DDH-04-041							163.09	163.60	109	0.09	0.48	14.10
	DDH-04-041							163.60	171.10

Litoral	DDH-04-042	779,008	7,645,006	4,466	253.80	359°	-62º	—	10.80
	DDH-04-042							10.80	114.17
	DDH-04-042							114.17	115.25	205	0.56	0.10	3.58
	DDH-04-042							115.25	132.51
	DDH-04-042							132.51	133.20	3.3	0.01	0.02	0.25
	DDH-04-042							133.20	133.80	12.9	0.05	0.02	5.04
	DDH-04-042							133.80	134.26	9.9	0.03	0.03	0.07
	DDH-04-042							134.26	157.96
	DDH-04-042							157.96	158.35	10.3	0.08	0.01	0.14
	DDH-04-042							158.35	158.87	61.8	0.22	0.05	6.33
	DDH-04-042							158.87	159.30	15.2	0.03	0.01	0.59
	DDH-04-042							159.30	193.80
	DDH-04-042							193.80	194.58	1.8	0.00	0.00	0.45
	DDH-04-042							194.58	195.11	34.1	0.16	0.01	2.08
	DDH-04-042							195.11	195.68	3.1	0.01	0.01	0.14
	DDH-04-042							195.68	196.24	4.9	0.01	0.01	0.89
	DDH-04-042							196.24	196.94	2.3	0.00	0.00	0.21
	DDH-04-042							196.94	197.49	265	0.40	0.01	1.86
	DDH-04-042							197.49	198.57	3	0.01	0.00	0.55
	DDH-04-042							198.57	199.23	677	0.94	0.02	9.54
	DDH-04-042							199.23	200.44	1.7	0.00	0.00	0.03
	DDH-04-042							200.44	201.11	33.2	0.34	0.01	0.91
	DDH-04-042							201.11	202.82	1.8	0.00	0.00	0.06
	DDH-04-042							202.82	204.34	110	0.30	0.01	2.78
	DDH-04-042							204.34	206.05	11.1	0.05	0.00	0.20
	DDH-04-042							206.05	207.35	101	0.24	0.01	0.93
	DDH-04-042							207.35	208.29	9.0	0.10	0.01	0.12
	DDH-04-042							208.29	209.21	52.2	0.31	0.01	0.49
	DDH-04-042							209.21	210.00	3.2	0.03	0.00	0.05
	DDH-04-042							210.00	210.74	154	1.46	0.02	5.54
	DDH-04-042							210.74	211.93	3.8	0.00	0.01	0.07
	DDH-04-042							211.93	213.07	5.5	0.02	0.01	0.25
	DDH-04-042							213.07	214.05	41	0.38	0.01	4.61
	DDH-04-042							214.05	215.03	2.5	0.01	0.00	0.38
	DDH-04-042							215.03	216.40	10.2	0.04	0.01	0.97
	DDH-04-042							216.40	218.31	0.7	0.00	0.00	0.01
	DDH-04-042							218.31	219.25	6.3	0.06	0.00	0.73
	DDH-04-042							219.25	221.08	1.5	0.00	0.00	0.01
	DDH-04-042							221.08	222.20	5.9	0.11	0.00	0.39
	DDH-04-042							222.20	222.85	6.1	0.08	0.00	0.93
	DDH-04-042							222.85	224.36	1.3	0.00	0.00	0.01
	DDH-04-042							224.36	225.41
	DDH-04-042							225.41	226.68
	DDH-04-042							226.68	237.45
	DDH-04-042							237.45	237.92	20.1	0.07	0.02	1.88
	DDH-04-042							237.92	238.80	3.7	0.02	0.01	0.02
	DDH-04-042							238.80	239.72	202	0.33	0.01	0.10
	DDH-04-042							239.72	240.62	7.5	0.01	0.01	0.01
	DDH-04-042							240.62	241.43	90	1.56	0.01	0.10
	DDH-04-042							241.43	242.15	6.8	0.01	0.01	0.84
	DDH-04-042							242.15	235.80

6 de Agosto	DDH-04-30-019	778,528	7,645,294	4,413	166.50	231°	-50°	—	0.99
	DDH-04-30-019							0.99	1.52	61.8	0.10	0.02	4.36
	DDH-04-30-019							1.52	100.84
	DDH-04-30-019							100.84	102.00	26.3	0.05	0.02	2.03
	DDH-04-30-019							102.00	102.74	37.5	0.46	0.04	0.74
	DDH-04-30-019							102.74	103.52	6.4	0.00	0.01	0.03
	DDH-04-30-019							103.52	105.16	56.8	0.11	0.03	0.17
	DDH-04-30-019							105.16	125.55
	DDH-04-30-019							125.55	132.93
	DDH-04-30-019							132.93	133.69	2.2	0.00	0.01	0.15
	DDH-04-30-019							133.69	134.79	0.5	0.00	0.01	0.13
	DDH-04-30-019							134.79	135.75	2.6	0.00	0.01	0.04
	DDH-04-30-019							135.75	136.70	2.2	0.01	0.01	0.02
	DDH-04-30-019							136.70	143.17
	DDH-04-30-019							143.17	144.23	8.7	0.18	0.01	0.19
	DDH-04-30-019							144.23	144.92	1.5	0.00	0.01	0.04

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-30-019							144.92	150.93
	DDH-04-30-019							150.93	151.93	3.6	0.01	0.02	0.67
	DDH-04-30-019							151.93	156.00
	DDH-04-30-019							156.00	156.37
	DDH-04-30-019							156.37	157.03	4.1	0.02	0.02	0.25
	DDH-04-30-019							157.03	158.25	0.7	0.00	0.01	0.29
	DDH-04-30-019							158.25	159.39	3.9	0.00	0.01	0.08
	DDH-04-30-019							159.39	160.21	31.8	0.03	0.04	0.47
	DDH-04-30-019							160.21	166.50

Unión	DDH-04-043	778,874	7,645,335	4,529	123.05	166°	-57º	—	9.05
	DDH-04-043							9.05	87.85
	DDH-04-043							87.85	89.09	0.2	0.00	0.01	0.04
	DDH-04-043							89.09	90.01	0.2	0.00	0.02	0.04
	DDH-04-043							90.01	90.91	4.0	0.01	0.16	0.43
	DDH-04-043							90.91	91.81	0.4	0.00	0.02	0.03
	DDH-04-043							91.81	92.73	0.3	0.01	0.01	0.03
	DDH-04-043							92.73	93.51	2.2	0.01	0.27	0.31
	DDH-04-043							93.51	96.74
	DDH-04-043							96.74	97.27	0.9	0.00	0.01	0.07
	DDH-04-043							97.27	111.05
	DDH-04-043							111.05	111.82	0.8	0.00	0.02	0.08
	DDH-04-043							111.82	113.78
	DDH-04-043							113.78	114.33	2.7	0.00	0.08	0.29
	DDH-04-043							114.33	117.34
	DDH-04-043							117.34	117.87	1	0.00	0.04	0.13
	DDH-04-043							117.87	123.05

Deseada	DDH-04-044	777,586	7,645,319	4,471	156.20	201°	-56°	—	2.50
	DDH-04-044							2.50	138.54
	DDH-04-044							138.54	139.20	5.2	0.00	0.02	0.36
	DDH-04-044							139.20	139.82	2.4	0.00	0.01	0.15
	DDH-04-044							139.82	140.50	4.8	0.01	0.01	1.10
	DDH-04-044							140.50	156.20

Zonas	DDH-04-30-020	778,838	7,645,014	4,418	182.80	175°	-09°	—	12.96
de	DDH-04-30-020							12.96	13.72	128	0.80	0.19	1.01
Alteración	DDH-04-30-020							13.72	14.66	192	1.06	0.13	5.43
	DDH-04-30-020							14.66	15.57	32.6	0.04	0.07	1.40
	DDH-04-30-020							15.57	16.48	31.5	0.08	0.02	0.18
	DDH-04-30-020							16.48	111.94
	DDH-04-30-020							111.94	131.17
	DDH-04-30-020							131.17	131.80
	DDH-04-30-020							131.80	132.56	13.6	0.03	0.23	2.84
	DDH-04-30-020							132.56	133.45	24.8	0.03	0.44	3.70
	DDH-04-30-020							133.45	134.78	2.9	0.01	0.10	0.39
	DDH-04-30-020							134.78	156.56
	DDH-04-30-020							156.56	157.34	1.9	0.01	0.09	0.30
	DDH-04-30-020							157.34	158.11	0.8	0.00	0.03	0.06
	DDH-04-30-020							158.11	159.05	0.7	0.01	0.01	0.01
	DDH-04-30-020							159.05	159.92	6.4	0.03	0.11	0.33
	DDH-04-30-020							159.92	160.62	85.8	0.12	1.42	14.05
	DDH-04-30-020							160.62	161.63	111	0.33	0.73	5.37
	DDH-04-30-020							161.63	162.88
	DDH-04-30-020							162.88	163.85	2.1	0.01	0.08	0.41
	DDH-04-30-020							163.85	174.86
	DDH-04-30-020							174.86	175.79	37	0.03	0.56	1.86
	DDH-04-30-020							175.79	176.87	2.5	0.01	0.17	0.31
	DDH-04-30-020							176.87	182.80

Unión	DDH-04-045	778,898	7,645,399	4,542	195.05	167°	-58º	—	6.05
	DDH-04-045							6.05	172.12
	DDH-04-045							172.12	172.82	18.3	0.01	0.01	1.49
	DDH-04-045							172.82	178.28
	DDH-04-045							178.28	178.80	3.9	0.00	0.09	0.25
	DDH-04-045							178.80	195.05

Litoral	DDH-04-046	779,078	7,644,983	4,485	321.06	358°	-58º	—	11.64
	DDH-04-046							11.64	24.76
	DDH-04-046							24.76	27.88
	DDH-04-046							27.88	29.96
	DDH-04-046							29.96	35.66
	DDH-04-046							35.66	129.06
	DDH-04-046							129.06	130.48
	DDH-04-046							130.48	140.31
	DDH-04-046							140.31	142.06
	DDH-04-046							142.06	196.72
	DDH-04-046							196.72	197.34	3740	1.13	0.62	1.23
	DDH-04-046							197.34	208.54
	DDH-04-046							208.54	210.96
	DDH-04-046							210.96	266.72
	DDH-04-046							266.72	267.97
	DDH-04-046							267.97	321.06

Sophia I	DDH-04-047	776,688	7,645,838	4,385	82.35	187°	-40º	—	7.99
	DDH-04-047							7.99	73.51
	DDH-04-047							73.51	74.36	29	0.02	0.25	0.64
	DDH-04-047							74.36	74.82	42.1	0.01	0.16	0.15

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-047							74.82	75.31	390	0.19	1.00	0.21
	DDH-04-047							75.31	76.17	97.2	0.02	0.33	0.14
	DDH-04-047							76.17	77.18	6.1	0.00	0.34	0.36
	DDH-04-047							77.18	77.70	0.9	0.00	0.06	0.47
	DDH-04-047							77.70	82.35

Varias	DDH-04-30-021	778,237	7,645,018	4,415	153.00	169°	-10°	—	38.53
Vetas	DDH-04-30-021							38.53	39.20	16.4	0.03	0.00	0.72
	DDH-04-30-021							39.20	40.00	324	0.24	0.01	1.30
	DDH-04-30-021							40.00	40.35	11.6	0.02	0.00	0.25
	DDH-04-30-021							40.35	78.68
	DDH-04-30-021							78.68	79.35	77.6	0.22	0.02	2.84
	DDH-04-30-021							79.35	79.88	18.5	0.03	0.01	0.16
	DDH-04-30-021							79.88	80.71	114	0.21	0.03	1.99
	DDH-04-30-021							80.71	124.17
	DDH-04-30-021							124.17	124.63	127	0.08	0.01	0.36
	DDH-04-30-021							124.63	136.59
	DDH-04-30-021							136.59	137.11	6.2	0.01	0.00	0.38
	DDH-04-30-021							137.11	137.55	37.8	0.11	0.01	0.58
	DDH-04-30-021							137.55	138.12	27.1	0.27	0.01	0.53
	DDH-04-30-021							138.12	153.00

Colonial	DDH-04-048	777,853	7,645,746	4,491	139.35	209°	-76°	—	12.70
	DDH-04-048							12.70	39.23
	DDH-04-048							39.23	40.00	34.5	0.02	0.05	0.04
	DDH-04-048							40.00	54.54
	DDH-04-048							54.54	55.62	420	0.07	0.08	0.36
	DDH-04-048							55.62	56.71	140	0.04	0.07	0.58
	DDH-04-048							56.71	123.52
	DDH-04-048							123.52	124.25	475	0.04	0.02	0.15
	DDH-04-048							124.25	128.96
	DDH-04-048							128.96	130.20	71.8	0.00	0.04	0.11
	DDH-04-048							130.20	131.53	625	0.07	0.12	0.38
	DDH-04-048							131.53	132.74	1530	0.57	0.33	0.61
	DDH-04-048							132.74	139.35

Unión	DDH-04-049	778,705	7,645,407	4,523	267.75	160°	-58°	—	10.83
	DDH-04-049							10.83	11.45
	DDH-04-049							11.45	12.22	2.5	0.00	0.01	0.01
	DDH-04-049							12.22	13.12	1.3	0.00	0.01	0.01
	DDH-04-049							13.12	13.90	0.4	0.00	0.00	0.01
	DDH-04-049							13.90	53.23
	DDH-04-049							53.23	54.15	13.8	0.00	0.24	1.41
	DDH-04-049							54.15	131.07
	DDH-04-049							131.07	131.71	8.4	0.00	0.01	0.08
	DDH-04-049							131.71	133.25	300	0.03	0.06	1.27
	DDH-04-049							133.25	134.04	5.1	0.00	0.01	0.14
	DDH-04-049							134.04	168.53
	DDH-04-049							168.53	169.30	14.9	0.00	0.03	0.12
	DDH-04-049							169.30	178.23
	DDH-04-049							178.23	179.20	59.3	0.01	0.07	0.35
	DDH-04-049							179.20	179.99	6.5	0.00	0.01	0.06
	DDH-04-049							179.99	181.26	12.6	0.00	0.03	0.12
	DDH-04-049							181.26	182.06	167	0.02	0.50	1.98
	DDH-04-049							182.06	182.85	17	0.00	0.06	0.12
	DDH-04-049							182.85	217.53
	DDH-04-049							217.53	218.32	14.1	0.00	0.05	0.17
	DDH-04-049							218.32	250.91
	DDH-04-049							250.91	251.39	0.5	0.00	0.01	0.03
	DDH-04-049							251.39	252.08	374	1.62	0.48	2.40
	DDH-04-049							252.08	252.40	3.2	0.00	0.01	0.02
	DDH-04-049							252.40	252.90	36.1	0.00	0.03	0.34
	DDH-04-049							252.90	253.34	3.1	0.00	0.02	0.07
	DDH-04-049							253.34	258.12
	DDH-04-049							258.12	258.60	1.5	0.00	0.01	0.13
	DDH-04-049							258.60	259.16	202	0.02	0.14	1.04
	DDH-04-049							259.16	259.78	38.4	0.00	0.10	0.47
	DDH-04-049							259.78	260.69	32.9	1.08	0.05	0.35
	DDH-04-049							260.69	261.72	178	0.02	0.11	0.85
	DDH-04-049							261.72	262.23	2.9	0.01	0.01	0.09
	DDH-04-049							262.23	267.75

Deseada	DDH-04-050	777,979	7,645,215	4,525	197.50	185°	-67°	—	5.83
	DDH-04-050							5.83	154.20
	DDH-04-050							154.20	154.61	7.2	0.00	0.01	0.08
	DDH-04-050							154.61	155.12	118	0.01	0.05	5.35
	DDH-04-050							155.12	156.05	215	0.02	0.05	6.44
	DDH-04-050							156.05	157.00	113	0.01	0.05	4.48
	DDH-04-050							157.00	157.73	2.9	0.00	0.01	0.28
	DDH-04-050							157.73	185.89
	DDH-04-050							185.89	186.56	5.7	0.00	0.01	0.32
	DDH-04-050							186.56	187.43	6.5	0.00	0.02	0.28
	DDH-04-050							187.43	188.31	5.4	0.00	0.02	0.03
	DDH-04-050							188.31	197.50

6 de Agosto	DDH-04-051	777,642	7,645,463	4,430	136.60	191°	-69°	—	6.69
	DDH-04-051							6.69	126.06
	DDH-04-051							126.06	127.02	30.1	0.00	0.01	0.28

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-051							127.02	127.95	14.7	0.00	0.01	0.22
	DDH-04-051							127.95	128.51	10	0.00	0.01	0.50
	DDH-04-051							128.51	136.60

Colonial	DDH-04-052	777,947	7,645,726	4,481	117.30	207°	-65°	—	6.80
	DDH-04-052							6.80	81.78
	DDH-04-052							81.78	82.74	165	0.02	0.07	0.13
	DDH-04-052							82.74	83.75	6.8	0.00	0.01	0.01
	DDH-04-052							83.75	99.41
	DDH-04-052							99.41	99.95	3.4	0.00	0.01	0.00
	DDH-04-052							99.95	100.78	171	0.02	1.00	0.74
	DDH-04-052							100.78	101.71	0.1	0.01	0.05	0.10
	DDH-04-052							101.71	102.35	876	0.09	0.08	0.19
	DDH-04-052							102.35	103.21	3.6	0.00	0.01	0.02
	DDH-04-052							103.21	106.39
	DDH-04-052							106.39	106.97	5.7	0.00	0.02	0.02
	DDH-04-052							106.97	117.30

Desconocida	DDH-04-053	776,358	7,645,886	4,377	89.35	187°	-41°	—	3.45
	DDH-04-053							3.45	19.20
	DDH-04-053							19.20	19.89	113	0.01	0.24	0.06
	DDH-04-053							19.89	21.17
	DDH-04-053							21.17	21.80	8.7	0.00	0.20	0.06
	DDH-04-053							21.80	51.60
	DDH-04-053							51.60	52.59	1.2	0.00	0.13	0.28
	DDH-04-053							52.59	54.10	607	0.01	0.16	0.02
	DDH-04-053							54.10	55.65	5.3	0.01	0.45	0.03
	DDH-04-053							55.65	56.33	9.7	0.00	0.26	0.04
	DDH-04-053							56.33	58.85
	DDH-04-053							58.85	59.35
	DDH-04-053							59.35	61.37
	DDH-04-053							61.37	89.35

Unión	DDH-04-054	778,817	7,645,399	4,538	251.00	170°	-69°	—	9.00
	DDH-04-054							9.00	73.59
	DDH-04-054							73.59	74.13	10.2	0.49	0.21	0.45
	DDH-04-054							74.13	95.70
	DDH-04-054							95.70	96.48	2.2	0.00	0.06	0.29
	DDH-04-054							96.48	109.77
	DDH-04-054							109.77	110.56	21	0.03	0.04	3.71
	DDH-04-054							110.56	182.50
	DDH-04-054							182.50	183.08	3	0.00	0.00	0.09
	DDH-04-054							183.08	184.31	16.7	0.00	0.04	0.09
	DDH-04-054							184.31	184.93	1.4	0.00	0.01	0.04
	DDH-04-054							184.93	199.76
	DDH-04-054							199.76	200.74	4.5	0.01	0.02	0.05
	DDH-04-054							200.74	201.52	144	0.11	0.15	0.55
	DDH-04-054							201.52	202.31	201	0.44	0.18	1.65
	DDH-04-054							202.31	203.21	190	0.22	0.11	2.84
	DDH-04-054							203.21	204.12	9.1	0.02	0.03	0.13
	DDH-04-054							204.12	205.06	2.1	0.01	0.01	0.12
	DDH-04-054							205.06	241.28
	DDH-04-054							241.28	242.00	169	0.40	0.10	0.60
	DDH-04-054							242.00	243.09	2.9	0.00	0.02	0.09
	DDH-04-054							243.09	243.64	402	0.05	0.06	0.62
	DDH-04-054							243.64	251.00

Litoral	DDH-04-055	779,153	7,645,020	4,502	253.10	360°	-61°	—	0.20
	DDH-04-055							0.20	67.29
	DDH-04-055							67.29	67.63
	DDH-04-055							67.63	83.43
	DDH-04-055							83.43	84.98
	DDH-04-055							84.98	230.59
	DDH-04-055							230.59	231.53	6.1	0.01	0.01	0.12
	DDH-04-055							231.53	232.39	34.1	0.02	0.01	0.45
	DDH-04-055							232.39	233.35	0.9	0.00	0.00	0.02
	DDH-04-055							233.35	234.30	0.2	0.00	0.00	0.01
	DDH-04-055							234.30	235.24	0.2	0.00	0.00	0.01
	DDH-04-055							235.24	236.17	0.2	0.00	0.00	0.01
	DDH-04-055							236.17	237.08	0.3	0.00	0.00	0.01
	DDH-04-055							237.08	237.65	50.3	0.10	0.01	0.98
	DDH-04-055							237.65	238.94	4.2	0.06	0.01	0.11
	DDH-04-055							238.94	240.28	2.6	0.07	0.01	0.02
	DDH-04-055							240.28	241.09	437	0.54	0.01	0.34
	DDH-04-055							241.09	241.81	310	0.98	0.01	0.94
	DDH-04-055							241.81	242.73	272	0.47	0.01	1.28
	DDH-04-055							242.73	243.66	152	0.19	0.00	0.52
	DDH-04-055							243.66	244.58	118	0.46	0.00	0.03
	DDH-04-055							244.58	245.50	776	4.06	0.01	0.15
	DDH-04-055							245.50	246.47	161	4.49	0.01	0.05
	DDH-04-055							246.47	247.39	247	1.11	0.01	0.11
	DDH-04-055							247.39	248.34	14	0.02	0.01	2.06
	DDH-04-055							248.34	249.29	0.8	0.00	0.00	0.01
	DDH-04-055							249.29	250.24	0.3	0.00	0.00	0.01
	DDH-04-055							250.24	253.10

Desconocida	DDH-04-056	777,948	7,645,728	4,481	160.00	206°	-82°	—	2.17
Colonial	DDH-04-056							2.17	56.63

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-056							56.63	57.28	128	0.02	0.06	0.62
	DDH-04-056							57.28	130.58
	DDH-04-056							130.58	131.17	11.4	0.01	0.23	0.13
	DDH-04-056							131.17	137.42
	DDH-04-056							137.42	138.88	77.6	0.05	0.41	0.42
	DDH-04-056							138.88	160.00

Colonial	DDH-04-057	778,052	7,645,722	4,476	147.00	208°	-64°	—	3.10
	DDH-04-057							3.10	7.80
	DDH-04-057							7.80	8.36	1015	0.01	0.05	0.01
	DDH-04-057							8.36	23.76
	DDH-04-057							23.76	24.36	16.7	0.01	0.02	0.04
	DDH-04-057							24.36	28.45
	DDH-04-057							28.45	29.17	6.4	0.01	0.02	0.01
	DDH-04-057							29.17	30.34	16.5	0.00	0.01	0.00
	DDH-04-057							30.34	31.34	392	0.02	0.05	0.01
	DDH-04-057							31.34	32.55	4.9	0.00	0.02	0.00
	DDH-04-057							32.55	33.27	1.8	0.00	0.01	0.00
	DDH-04-057							33.27	34.48	79.5	0.01	0.03	0.00
	DDH-04-057							34.48	35.02	10.9	0.01	0.02	0.00
	DDH-04-057							35.02	60.46
	DDH-04-057							60.46	61.26	21.2	0.01	0.02	0.03
	DDH-04-057							61.26	104.88
	DDH-04-057							104.88	105.40	61.9	0.02	0.03	0.05
	DDH-04-057							105.40	119.53
	DDH-04-057							119.53	120.09	107	0.04	0.46	0.23
	DDH-04-057							120.09	128.24
	DDH-04-057							128.24	129.06	167	0.14	0.60	0.97
	DDH-04-057							129.06	142.95
	DDH-04-057							142.95	143.71	72.7	0.02	0.04	0.03
	DDH-04-057							143.71	147.00

Colonial	DDH-04-058	778,052	7,645,721	4,476	178.60	208°	-78°	—	2.07
	DDH-04-058							2.07	14.03
	DDH-04-058							14.03	15.23	21.4	0.01	0.03	0.02
	DDH-04-058							15.23	17.82
	DDH-04-058							17.82	19.00	12.7	0.04	0.02	0.04
	DDH-04-058							19.00	19.92	110	0.02	0.05	0.01
	DDH-04-058							19.92	51.66
	DDH-04-058							51.66	52.73	645	0.28	0.16	0.28
	DDH-04-058							52.73	54.08	4.6	0.00	0.01	0.07
	DDH-04-058							54.08	54.77	963	0.08	0.10	0.15
	DDH-04-058							54.77	100.55
	DDH-04-058							100.55	101.39	56.5	0.06	0.02	0.11
	DDH-04-058							101.39	102.54	38.7	0.03	0.01	0.08
	DDH-04-058							102.54	104.05	105	0.06	1.71	0.14
	DDH-04-058							104.05	114.20
	DDH-04-058							114.20	114.78	19.6	0.01	0.01	0.08
	DDH-04-058							114.78	126.40
	DDH-04-058							126.40	127.00	18.5	0.04	0.02	0.05
	DDH-04-058							127.00	127.53	59.2	0.04	0.07	0.05
	DDH-04-058							127.53	127.96	17.3	0.05	0.02	0.03
	DDH-04-058							127.96	128.35	177	0.14	0.04	0.06
	DDH-04-058							128.35	129.05	3.3	0.00	0.01	0.05
	DDH-04-058							129.05	129.60	41.8	0.03	0.07	0.05
	DDH-04-058							129.60	134.84
	DDH-04-058							134.84	135.67	23.3	0.01	0.02	0.03
	DDH-04-058							135.67	137.94
	DDH-04-058							137.94	138.70	87.2	0.01	0.02	0.07
	DDH-04-058							138.70	148.91
	DDH-04-058							148.91	149.77	67.6	0.03	0.04	0.07
	DDH-04-058							149.77	157.00
	DDH-04-058							157.00	157.68	32.7	0.01	0.02	0.02
	DDH-04-058							157.68	158.49	22.4	0.01	0.08	0.03
	DDH-04-058							158.49	166.48
	DDH-04-058							166.48	167.22	4	0.00	0.01	0.04
	DDH-04-058							167.22	168.09	9.9	0.00	0.01	0.05
	DDH-04-058							168.09	175.09
	DDH-04-058							175.09	175.57	19.9	0.01	0.01	0.17
	DDH-04-058							175.57	178.60

Colonial	DDH-04-059	778,151	7,645,697	4,461	171.00	208°	-61°	—	1.95
	DDH-04-059							1.95	6.82
	DDH-04-059							6.82	8.19	25.8	0.01	0.02	0.01
	DDH-04-059							8.19	10.42
	DDH-04-059							10.42	11.04	12.6	0.01	0.02	0.01
	DDH-04-059							11.04	42.23
	DDH-04-059							42.23	43.49	378	0.26	0.15	0.49
	DDH-04-059							43.49	95.80
	DDH-04-059							95.80	96.24	37.6	0.02	0.09	0.06
	DDH-04-059							96.24	129.43
	DDH-04-059							129.43	130.00	200	0.17	0.15	0.36
	DDH-04-059							130.00	171.00

Desconocida	DDH-04-060	776,938	7,645,785	4,394	82.00	197°	-40º	—	31.17
	DDH-04-060							31.17	32.23	5.9	0.01	0.03	0.38
	DDH-04-060							32.23	70.00
	DDH-04-060							70.00	71.35	70.9	0.05	0.23	0.35

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-060							71.35	82.00

Litoral	DDH-04-061	779,226	7,645,079	4,492	182.00	359°	-53°	—	1.50
	DDH-04-061							1.50	143.09
	DDH-04-061							143.09	144.18	1	0.03	0.02	0.11
	DDH-04-061							144.18	145.00	0.8	0.04	0.02	0.08
	DDH-04-061							145.00	146.08	0.9	0.02	0.02	0.05
	DDH-04-061							146.08	147.02	1.7	0.02	0.00	0.11
	DDH-04-061							147.02	148.00	4.9	0.03	0.01	0.86
	DDH-04-061							148.00	148.98	76.6	0.07	0.04	0.37
	DDH-04-061							148.98	149.92	678	0.40	0.08	0.77
	DDH-04-061							149.92	150.77	2920	0.49	0.40	4.26
	DDH-04-061							150.77	151.67	248	0.24	0.06	3.42
	DDH-04-061							151.67	152.64	41.3	0.18	0.01	2.84
	DDH-04-061							152.64	153.51	55.7	0.28	0.03	4.26
	DDH-04-061							153.51	154.11	34.3	0.09	0.04	2.21
	DDH-04-061							154.11	154.60	4.4	0.06	0.01	0.20
	DDH-04-061							154.60	155.31	0.9	0.00	0.02	0.10
	DDH-04-061							155.31	168.84
	DDH-04-061							168.84	169.75	26.6	0.01	0.06	5.02
	DDH-04-061							169.75	182.00

Litoral	DDH-04-062	779,226	7,645,079	4,492	208.00	359°	-68°	—	1.64
	DDH-04-062							1.64	170.97
	DDH-04-062							170.97	171.57	16.5	0.01	0.02	1.84
	DDH-04-062							171.57	176.05
	DDH-04-062							176.05	176.65	4.2	0.00	0.01	0.69
	DDH-04-062							176.65	177.54	35.7	0.01	0.01	0.84
	DDH-04-062							177.54	178.34	1.9	0.00	0.00	0.01
	DDH-04-062							178.34	178.77	6.4	0.00	0.01	0.02
	DDH-04-062							178.77	179.30	61.2	0.01	0.02	0.12
	DDH-04-062							179.30	179.83	53.5	0.02	0.03	0.03
	DDH-04-062							179.83	180.52	503	0.12	0.03	0.13
	DDH-04-062							180.52	181.18	1100	0.31	0.07	1.20
	DDH-04-062							181.18	182.10	2020	0.92	0.03	7.67
	DDH-04-062							182.10	183.19	2410	0.46	0.24	1.96
	DDH-04-062							183.19	183.90	2270	0.31	3.61	6.60
	DDH-04-062							183.90	185.16	3880	0.45	1.32	12.60
	DDH-04-062							185.16	186.16	24.4	0.00	0.37	0.36
	DDH-04-062							186.16	186.91	8.4	0.00	0.02	0.04
	DDH-04-062							186.91	187.56	34.2	0.01	0.01	1.81
	DDH-04-062							187.56	208.00

Litoral	DDH-04-063	779,296	7,645,085	4,478	169.00	359°	-48º	—	3.84
	DDH-04-063							3.84	131.13
	DDH-04-063							131.13	131.65	2.7	0.00	0.01	0.05
	DDH-04-063							131.65	132.56	140	0.42	0.16	0.95
	DDH-04-063							132.56	133.30	21.5	0.15	0.02	0.12
	DDH-04-063							133.30	133.75	7.0	0.07	0.02	0.05
	DDH-04-063							133.75	134.67	26.4	0.10	0.03	0.12
	DDH-04-063							134.67	135.27	35.7	0.11	0.03	0.92
	DDH-04-063							135.27	136.00	8.8	0.15	0.01	0.18
	DDH-04-063							136.00	136.49	0.3	0.01	0.01	0.01
	DDH-04-063							136.49	140.75
	DDH-04-063							140.75	141.08	17.5	0.10	0.02	1.63
	DDH-04-063							141.08	141.86	1.1	0.00	0.03	0.01
	DDH-04-063							141.86	142.24	0.9	0.00	0.00	0.00
	DDH-04-063							142.24	142.97	0.5	0.00	0.02	0.06
	DDH-04-063							142.97	143.69	0.3	0.00	0.00	0.01
	DDH-04-063							143.69	144.32	90.2	0.21	0.05	4.14
	DDH-04-063							144.32	157.23
	DDH-04-063							157.23	157.99	5.9	0.03	0.04	1.34
	DDH-04-063							157.99	159.16	0.7	0.00	0.01	0.06
	DDH-04-063							159.16	160.42	7.2	0.02	0.07	1.48
	DDH-04-063							160.42	169.00

Litoral	DDH-04-064	779,296	7,645,085	4,478	179.50	359°	-65º	—	1.27
	DDH-04-064							1.27	156.70
	DDH-04-064							156.70	157.08	2.5	0.01	0.02	0.08
	DDH-04-064							157.08	157.81	939	0.32	0.26	3.15
	DDH-04-064							157.81	158.50	362	0.13	0.23	0.81
	DDH-04-064							158.50	159.08	545	0.31	0.19	0.73
	DDH-04-064							159.08	159.46	49.7	0.08	0.03	0.20
	DDH-04-064							159.46	159.94	3.6	0.01	0.00	1.37
	DDH-04-064							159.94	160.42	10.8	0.01	0.00	2.60
	DDH-04-064							160.42	179.50

Litoral	DDH-04-065	779,296	7,645,085	4,478	209.70	359°	-77º	—	1.33
	DDH-04-065							1.33	174.31
	DDH-04-065							174.31	174.81	1.9	0.01	0.00	0.03
	DDH-04-065							174.81	175.59	30.3	0.64	0.02	1.11
	DDH-04-065							175.59	176.32	1.1	0.00	0.00	0.02
	DDH-04-065							176.32	186.01
	DDH-04-065							186.01	186.58	6.3	0.00	0.01	0.74
	DDH-04-065							186.58	187.68	1745	0.42	0.20	0.21
	DDH-04-065							187.68	188.70	1275	0.29	0.04	0.08
	DDH-04-065							188.70	189.59	198	0.06	0.02	0.02
	DDH-04-065							189.59	190.23	1270	0.34	0.08	0.12

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-065							190.23	191.20	2080	1.22	0.08	0.22
	DDH-04-065							191.20	191.71	825	0.29	0.04	0.08
	DDH-04-065							191.71	192.35	1280	0.29	0.02	0.06
	DDH-04-065							192.35	193.27	6310	1.30	0.07	0.25
	DDH-04-065							193.27	194.27	1050	0.22	0.03	0.05
	DDH-04-065							194.27	194.83	5530	1.41	0.15	0.28
	DDH-04-065							194.83	195.81	1850	0.78	0.21	0.49
	DDH-04-065							195.81	196.54	497	0.15	0.53	2.83
	DDH-04-065							196.54	197.24	118	0.06	0.09	0.09
	DDH-04-065							197.24	209.70

Litoral	DDH-04-066	779,366	7,645,091	4,471	143.50	359°	-49º	—	122.75
	DDH-04-066							122.75	124.10	2.6	0.01	0.02	0.07
	DDH-04-066							124.10	124.37	19.8	0.05	0.04	0.64
	DDH-04-066							124.37	125.52	55.7	0.06	0.08	0.50
	DDH-04-066							125.52	126.45	3	0.04	0.05	0.18
	DDH-04-066							126.45	127.33	2.6	0.08	0.03	0.12
	DDH-04-066							127.33	128.39	1.3	0.02	0.01	0.09
	DDH-04-066							128.39	129.18	0.8	0.00	0.03	0.07
	DDH-04-066							129.18	130.14	6.6	0.01	0.05	0.40
	DDH-04-066							130.14	131.23	0.6	0.01	0.01	0.05
	DDH-04-066							131.23	143.50

Litoral	DDH-04-067	779,366	7,645,091	4,471	164.50	359°	-66º	—	140.50
	DDH-04-067							140.50	141.81	2.6	0.01	0.12	0.51
	DDH-04-067							141.81	142.65	2.7	0.03	0.03	0.48
	DDH-04-067							142.65	143.50	5.6	0.02	0.18	0.77
	DDH-04-067							143.50	144.48	9	0.01	0.01	0.31
	DDH-04-067							144.48	145.05	11.6	0.01	0.01	1.03
	DDH-04-067							145.05	146.43	473	0.15	0.15	6.44
	DDH-04-067							146.43	146.85	197	0.04	1.16	7.30
	DDH-04-067							146.85	147.36	10.5	0.00	0.03	1.27
	DDH-04-067							147.36	148.30	5.4	0.00	0.03	0.98
	DDH-04-067							148.30	149.23	7.6	0.00	0.03	1.31
	DDH-04-067							149.23	150.22	7.0	0.00	0.04	0.77
	DDH-04-067							150.22	164.50

Litoral	DDH-04-068	779,366	7,645,091	4,471	203.70	359°	-79º	—	182.22
	DDH-04-068							182.22	183.15	136	0.14	0.01	0.06
	DDH-04-068							183.15	184.10	157	0.24	0.02	0.08
	DDH-04-068							184.10	185.02	201	0.22	0.04	0.08
	DDH-04-068							185.02	185.93	210	0.35	0.04	0.09
	DDH-04-068							185.93	186.80	95.6	0.25	0.02	0.08
	DDH-04-068							186.80	187.71	485	1.13	0.03	0.25
	DDH-04-068							187.71	188.59	310	0.09	0.90	0.49
	DDH-04-068							188.59	189.37	438	0.19	0.69	1.30
	DDH-04-068							189.37	190.32	49	0.01	0.03	0.08
	DDH-04-068							190.32	191.38	84.4	0.03	0.03	0.09
	DDH-04-068							191.38	192.19	4.1	0.00	0.01	0.09
	DDH-04-068							192.19	193.11	3.7	0.00	0.01	0.15
	DDH-04-068							193.11	194.02	0.9	0.00	0.00	0.00
	DDH-04-068							194.02	194.94	1	0.00	0.00	0.00
	DDH-04-068							194.94	203.70

Litoral	DDH-04-069	779,436	7,645,096	4,467	185.70	359°	-72º	—	151.75
	DDH-04-069							151.75	152.70	0.5	0.01	0.01	0.10
	DDH-04-069							152.70	154.19	6.9	0.00	0.11	0.70
	DDH-04-069							154.19	154.91	19.4	0.00	0.19	0.95
	DDH-04-069							154.91	156.15	471	0.03	1.26	9.44
	DDH-04-069							156.15	157.48	7.2	0.00	0.09	0.54
	DDH-04-069							157.48	158.44	2.2	0.00	0.03	0.15
	DDH-04-069							158.44	176.70
	DDH-04-069							176.70	177.64	3.5	0.00	0.01	0.56
	DDH-04-069							177.64	178.80	5.9	0.01	0.01	1.29
	DDH-04-069							178.80	179.26	4.7	0.01	0.01	1.01
	DDH-04-069							179.26	185.70

Litoral	DDH-04-070	779,505	7,645,102	4,456	164.60	359°	-73º	—	0.23
	DDH-04-070							0.23	142.92
	DDH-04-070							142.92	143.85	0.5	0.00	0.00	0.01
	DDH-04-070							143.85	144.51	9.8	0.01	0.04	0.53
	DDH-04-070							144.51	145.40	494	0.46	0.15	5.46
	DDH-04-070							145.40	146.82	260	0.27	0.06	1.58
	DDH-04-070							146.82	147.94	2.6	0.00	0.00	0.01
	DDH-04-070							147.94	148.70	2.1	0.00	0.00	0.08
	DDH-04-070							148.70	160.67
	DDH-04-070							160.67	162.20	10.7	0.00	0.02	0.08
	DDH-04-070							162.20	164.60

Litoral	DDH-04-071	779,576	7,645,097	4,442	144.00	359°	-67º	—	1.20
	DDH-04-071							1.20	134.50
	DDH-04-071							134.50	135.28	4.4	0.01	0.01	0.75
	DDH-04-071							135.28	136.14	29.3	0.02	0.30	0.88
	DDH-04-071							136.14	137.01	118	0.02	0.90	1.59
	DDH-04-071							137.01	137.66	34	0.01	0.12	0.43
	DDH-04-071							137.66	138.40	3.7	0.00	0.00	0.46
	DDH-04-071							138.40	139.12	6.9	0.00	0.01	0.46
	DDH-04-071							139.12	140.01	5.1	0.00	0.01	0.62

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-071							140.01	144.00

Litoral	DDH-04-072	779,649	7,645,098	4,431	128.50	359°	-64º	—	17.50
	DDH-04-072							17.50	116.50
	DDH-04-072							116.50	117.52	3.5	0.05	0.01	0.19
	DDH-04-072							117.52	117.97	13.9	0.05	0.04	1.20
	DDH-04-072							117.97	118.94	702	0.69	0.63	7.78
	DDH-04-072							118.94	119.56	117	0.24	0.03	3.59
	DDH-04-072							119.56	120.10	4.2	0.05	0.01	0.09
	DDH-04-072							120.10	120.77	3.3	0.03	0.07	0.13
	DDH-04-072							120.77	128.50

Litoral	DDH-04-073	779,719	7,645,090	4,423	152.50	359°	-64º	—	13.70
	DDH-04-073							13.70	113.50
	DDH-04-073							113.50	114.16	2.4	0.01	0.01	0.43
	DDH-04-073							114.16	115.10	3.3	0.03	0.01	0.20
	DDH-04-073							115.10	115.71	0.8	0.01	0.01	0.11
	DDH-04-073							115.71	116.51	2	0.01	0.01	0.15
	DDH-04-073							116.51	117.72	3.8	0.02	0.01	0.14
	DDH-04-073							117.72	118.51	41.2	0.44	0.05	0.28
	DDH-04-073							118.51	119.32	4	0.01	0.01	0.15
	DDH-04-073							119.32	123.22
	DDH-04-073							123.22	123.88	7.4	0.01	0.01	0.09
	DDH-04-073							123.88	124.39	4.6	0.00	0.01	0.41
	DDH-04-073							124.39	124.95	1.7	0.00	0.00	0.00
	DDH-04-073							124.95	138.17
	DDH-04-073							138.17	138.70	9.9	0.01	0.01	0.24
	DDH-04-073							138.70	139.34	15.4	0.01	0.03	0.19
	DDH-04-073							139.34	139.98	39.1	0.01	0.04	0.07
	DDH-04-073							139.98	140.73	4.1	0.00	0.01	0.01
	DDH-04-073							140.73	141.30	21.6	0.00	0.06	0.11
	DDH-04-073							141.30	142.28	1.7	0.00	0.00	0.02
	DDH-04-073							142.28	143.10	1.3	0.00	0.00	0.00
	DDH-04-073							143.10	143.74	2.9	0.00	0.00	0.11
	DDH-04-073							143.74	144.20	23	0.01	0.05	0.10
	DDH-04-073							144.20	144.74	8.7	0.00	0.00	0.00
	DDH-04-073							144.74	145.33	7.5	0.00	0.01	0.01
	DDH-04-073							145.33	146.08	10	0.00	0.01	0.02
	DDH-04-073							146.08	146.88	99	0.04	0.01	0.05
	DDH-04-073							146.88	147.62	3.8	0.00	0.01	0.02
	DDH-04-073							147.62	148.26	2.7	0.00	0.01	0.00
	DDH-04-073							148.26	152.50

Litoral	DDH-04-074	779,371	7,645,044	4,461	254.80	359°	-75º	—	2.20
	DDH-04-074							2.20	226.84
	DDH-04-074							226.84	227.28	35.4	0.01	0.53	0.02
	DDH-04-074							227.28	227.80	1.9	0.00	0.00	0.05
	DDH-04-074							227.80	228.53	8.1	0.00	0.01	0.00
	DDH-04-074							228.53	229.05	7.0	0.00	0.01	0.01
	DDH-04-074							229.05	229.60	4.4	0.00	0.01	0.01
	DDH-04-074							229.60	230.56	29.2	0.01	0.07	0.06
	DDH-04-074							230.56	231.18	360	0.07	1.02	0.41
	DDH-04-074							231.18	231.94	3.6	0.02	0.01	2.10
	DDH-04-074							231.94	232.59	2.7	0.00	0.00	0.02
	DDH-04-074							232.59	233.14	76.5	0.03	0.08	0.00
	DDH-04-074							233.14	238.31
	DDH-04-074							238.31	240.17	19.6	0.02	0.01	0.06
	DDH-04-074							240.17	240.99	3.1	0.00	0.00	0.02
	DDH-04-074							240.99	241.56	6.3	0.01	0.00	0.00
	DDH-04-074							241.56	242.16	1	0.00	0.00	0.01
	DDH-04-074							242.16	242.78	1.6	0.00	0.01	0.00
	DDH-04-074							242.78	245.11
	DDH-04-074							245.11	245.61	25	0.03	0.01	0.08
	DDH-04-074							245.61	254.80

Litoral	DDH-04-075	779,371	7,645,044	4,461	286.50	359°	-82º	—	0.82
	DDH-04-075							0.82	271.46
	DDH-04-075							271.46	271.94	1.1	0.00	0.00	0.00
	DDH-04-075							271.94	272.43	55.8	0.06	0.02	0.03
	DDH-04-075							272.43	273.26	6.1	0.00	0.00	0.00
	DDH-04-075							273.26	274.18	18.5	0.01	0.01	0.04
	DDH-04-075							274.18	274.90	31.5	0.01	0.02	0.02
	DDH-04-075							274.90	275.89	5.3	0.00	0.00	0.00
	DDH-04-075							275.89	276.73	5.5	0.00	0.00	0.00
	DDH-04-075							276.73	277.48	8.9	0.00	0.01	0.03
	DDH-04-075							277.48	278.48	116	0.02	0.22	2.00
	DDH-04-075							278.48	279.04	1.5	0.00	0.01	0.04
	DDH-04-075							279.04	279.76	2.6	0.00	0.00	0.15
	DDH-04-075							279.76	280.44	1.2	0.00	0.00	0.02
	DDH-04-075							280.44	281.11	3.6	0.00	0.00	0.05
	DDH-04-075							281.11	286.50

Litoral	DDH-04-076	779,228	7,645,055	4,488	236.80	357°	-72º	—	0.65
	DDH-04-076							0.65	192.92
	DDH-04-076							192.19	192.92	3.7	0.01	0.01	0.48
	DDH-04-076							192.92	193.91	5.4	0.01	0.00	1.08
	DDH-04-076							193.91	194.85	17.7	0.05	0.01	0.98
	DDH-04-076							194.85	195.81	92	0.03	0.01	0.62

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-076							195.81	196.74	4.5	0.01	0.00	0.73
	DDH-04-076							196.74	197.71	323	0.09	0.03	1.11
	DDH-04-076							197.71	198.68	3.2	0.00	0.04	0.65
	DDH-04-076							198.68	199.54	2.7	0.00	0.02	0.28
	DDH-04-076							199.54	200.56	252	0.14	0.01	0.94
	DDH-04-076							200.56	201.53	8.3	0.00	0.00	0.17
	DDH-04-076							201.53	202.52	62.2	0.03	0.01	1.60
	DDH-04-076							202.52	203.48	22.8	0.01	0.03	0.72
	DDH-04-076							203.48	204.44	231	0.10	0.04	0.92
	DDH-04-076							204.44	205.40	253	0.14	0.06	1.00
	DDH-04-076							205.40	206.46	193	0.14	0.03	2.85
	DDH-04-076							206.46	207.26	30.2	0.02	0.00	0.01
	DDH-04-076							207.26	208.23	66.1	0.03	0.01	0.01
	DDH-04-076							208.23	209.20	223	0.13	0.03	0.07
	DDH-04-076							209.20	210.59	235	0.15	0.05	0.09
	DDH-04-076							210.59	211.28	2220	0.48	0.19	6.97
	DDH-04-076							211.28	211.79	267	0.06	0.05	0.06
	DDH-04-076							211.79	212.40	309	0.05	0.18	0.08
	DDH-04-076							212.40	213.63	3600	0.83	0.21	5.90
	DDH-04-076							213.63	214.87	226	0.08	0.06	2.82
	DDH-04-076							214.87	215.79	439	0.09	0.17	0.28
	DDH-04-076							215.79	216.70	176	0.04	0.02	0.31
	DDH-04-076							216.70	217.64	244	0.06	0.03	0.03
	DDH-04-076							217.64	218.55	260	0.08	0.02	0.02
	DDH-04-076							218.55	219.45	169	0.06	0.02	0.03
	DDH-04-076							219.45	220.38	526	0.14	0.32	5.38
	DDH-04-076							220.38	221.72	18.1	0.02	0.02	1.21
	DDH-04-076							221.72	236.80

Litoral	DDH-04-077	779,228	7,645,055	4,488	285.00	357°	-82º	—	0.63
	DDH-04-077							0.63	263.13
	DDH-04-077							263.13	264.08	1.5	0.01	0.00	0.16
	DDH-04-077							264.08	265.05	9.8	0.03	0.01	0.03
	DDH-04-077							265.05	265.95	6.6	0.02	0.00	0.01
	DDH-04-077							265.95	266.91	5.8	0.04	0.00	0.01
	DDH-04-077							266.91	267.89	6.6	0.03	0.00	0.01
	DDH-04-077							267.89	268.85	8.0	0.02	0.00	0.02
	DDH-04-077							268.85	269.82	2.7	0.01	0.00	0.07
	DDH-04-077							269.82	270.70	4.7	0.01	0.00	0.01
	DDH-04-077							270.70	271.83	3.3	0.01	0.00	0.01
	DDH-04-077							271.83	272.53	5	0.01	0.01	0.01
	DDH-04-077							272.53	273.49	49	0.01	0.03	1.38
	DDH-04-077							273.49	274.45	44.4	0.04	0.01	0.54
	DDH-04-077							274.45	275.41	7.5	0.00	0.01	0.67
	DDH-04-077							275.41	285.00

Litoral	DDH-04-078	779,153	7,645,020	4,502	306.00	360°	-69º	—	0.49
	DDH-04-078							0.49	2.00
	DDH-04-078							2.00	2.51	0.8	0.00	0.05	0.02
	DDH-04-078							2.51	3.75	0.4	0.00	0.05	0.02
	DDH-04-078							3.75	4.72	1	0.00	0.06	0.03
	DDH-04-078							4.72	5.59	1	0.00	0.06	0.03
	DDH-04-078							5.59	6.69	0.4	0.00	0.05	0.02
	DDH-04-078							6.69	7.63	0.9	0.00	0.05	0.02
	DDH-04-078							7.63	71.69
	DDH-04-078							71.69	73.26
	DDH-04-078							73.26	89.77
	DDH-04-078							89.77	92.31
	DDH-04-078							92.31	250.77
	DDH-04-078							250.77	251.48	0.9	0.00	0.00	0.07
	DDH-04-078							251.48	252.08	6.8	0.01	0.02	0.32
	DDH-04-078							252.08	252.81	1.3	0.00	0.01	0.10
	DDH-04-078							252.81	253.29	59	0.18	0.02	0.03
	DDH-04-078							253.29	253.99	2.3	0.01	0.01	0.32
	DDH-04-078							253.99	254.56	1.2	0.01	0.01	0.03
	DDH-04-078							254.56	255.81	0.6	0.02	0.00	0.01
	DDH-04-078							255.81	256.58	3.2	0.08	0.01	0.01
	DDH-04-078							256.58	257.71	1.2	0.00	0.00	0.01
	DDH-04-078							257.71	260.79
	DDH-04-078							260.79	261.74	3.2	0.04	0.01	0.05
	DDH-04-078							261.74	262.70	7.5	0.60	0.01	0.02
	DDH-04-078							262.70	263.65	6.3	0.18	0.01	0.05
	DDH-04-078							263.65	264.35	35.9	1.82	0.01	0.05
	DDH-04-078							264.35	265.14	2.5	0.05	0.01	0.03
	DDH-04-078							265.14	265.77	6.9	0.11	0.00	0.01
	DDH-04-078							265.77	266.70	43.9	2.41	0.01	0.05
	DDH-04-078							266.70	268.07	44.8	1.38	0.01	0.55
	DDH-04-078							268.07	269.28	4.2	0.00	0.01	0.18
	DDH-04-078							269.28	269.92	1.9	0.00	0.00	0.04
	DDH-04-078							269.92	292.68
	DDH-04-078							292.68	293.47	10.8	4.55	0.01	0.04
	DDH-04-078							293.47	294.38	0.4	0.01	0.00	0.02
	DDH-04-078							294.38	306.00

Litoral	DDH-04-079	779,221	7,645,128	4,499	125.50	359°	-53º	—	0.25
	DDH-04-079							0.25	104.95
	DDH-04-079							104.95	105.65	1	0.05	0.01	0.01
	DDH-04-079							105.65	106.42	2	0.05	0.01	0.01

Hole Identification		Collar Co-ordinates			Interval Orientation			Assay Results
Vein	HOLE Nº	Easting	Northing	Elevation	Length	Azimuth	Dip	From	To	Ag (g/t)	Cu %	Pb %	Zn %
	DDH-04-079							106.42	107.24	101	1.17	0.04	0.01
	DDH-04-079							107.24	108.31	229	0.68	0.10	0.49
	DDH-04-079							108.31	109.25	4.2	0.09	0.02	0.10
	DDH-04-079							109.25	110.09	4.1	0.08	0.01	0.09
	DDH-04-079							110.09	110.96	11.6	0.08	0.02	0.05
	DDH-04-079							110.96	112.16	3.4	0.10	0.02	0.11
	DDH-04-079							112.16	112.83	159	0.89	0.16	0.94
	DDH-04-079							112.83	113.71	3.9	0.11	0.04	0.18
	DDH-04-079							113.71	114.48	766	6.33	0.37	1.20
	DDH-04-079							114.48	115.54	2	0.05	0.01	0.02
	DDH-04-079							115.54	116.44	0.9	0.03	0.01	0.01
	DDH-04-079							116.44	125.50

Litoral	DDH-04-080	779,300	7,645,046	4,472	258.00	359°	-76º	—	0.66
	DDH-04-080							0.66	235.89
	DDH-04-080							235.89	236.60	5.5	0.06	0.00	0.05
	DDH-04-080							236.60	237.70	13.4	0.12	0.01	0.07
	DDH-04-080							237.70	238.65	29.1	0.09	0.03	0.10
	DDH-04-080							238.65	239.17	131	0.12	0.02	0.05
	DDH-04-080							239.17	240.01	289	0.22	0.15	0.47
	DDH-04-080							240.01	240.90	170	0.05	0.43	2.59
	DDH-04-080							240.90	241.47	17.5	0.01	0.02	1.29
	DDH-04-080							241.47	242.43	7.3	0.00	0.01	0.67
	DDH-04-080							242.43	258.00

Litoral	DDH-04-081	779,439	7,645,059	4,460	213.00	359°	-72º	—	0.98
	DDH-04-081							0.98	193.34
	DDH-04-081							193.34	194.29	201	0.02	0.01	2.51
	DDH-04-081							194.29	195.00	21.5	0.04	0.01	1.46
	DDH-04-081							195.00	195.80	6.4	0.02	0.00	2.19
	DDH-04-081							195.80	196.54	15.7	0.03	0.02	0.89
	DDH-04-081							196.54	197.50	82.1	0.07	0.05	1.23
	DDH-04-081							197.50	198.10	157	0.06	1.70	1.58
	DDH-04-081							198.10	199.04	516	0.13	2.04	2.99
	DDH-04-081							199.04	199.52	10.9	0.01	0.04	0.09
	DDH-04-081							199.52	200.23	18	0.02	0.02	0.08
	DDH-04-081							200.23	201.24	76.1	0.03	0.03	0.21
	DDH-04-081							201.24	213.00

Litoral	DDH-04-082	779,439	7,645,059	4,460	252.00	359°	-81º	—	2.20
	DDH-04-082							2.20	235.17
	DDH-04-082							235.17	236.09	12.4	0.00	0.06	0.24
	DDH-04-082							236.09	237.00	1.3	0.00	0.00	0.00
	DDH-04-082							237.00	237.70	1.3	0.00	0.00	0.02
	DDH-04-082							237.70	238.39	1.3	0.00	0.00	0.00
	DDH-04-082							238.39	239.56	10.6	0.00	0.02	0.08
	DDH-04-082							239.56	240.50	12.6	0.01	0.01	0.02
	DDH-04-082							240.50	241.41	17.5	0.01	0.02	0.20
	DDH-04-082							241.41	242.37	52.6	0.02	0.33	0.84
	DDH-04-082							242.37	243.50	114	0.03	0.26	0.98
	DDH-04-082							243.50	244.03	2.5	0.00	0.02	0.06
	DDH-04-082							244.03	244.74	1.4	0.00	0.01	0.06
	DDH-04-082							244.74	252.00

Litoral	DDH-04-083	779,511	7,645,042	4,457	213.00	359°	-68º	—	2.00
	DDH-04-083							2.00	196.76
	DDH-04-083							196.76	197.37	80	0.04	0.14	0.21
	DDH-04-083							197.37	198.00	19.7	0.01	0.02	0.05
	DDH-04-083							198.00	198.89	109	0.06	0.07	0.23
	DDH-04-083							198.89	200.08	83.1	0.07	0.03	0.04
	DDH-04-083							200.08	201.01	139	0.72	0.02	0.09
	DDH-04-083							201.01	201.91	891	1.23	0.07	0.31
	DDH-04-083							201.91	202.83	1420	2.35	2.24	1.74
	DDH-04-083							202.83	203.83	42.1	0.02	0.16	0.36
	DDH-04-083							203.83	204.68	7.5	0.01	0.01	0.03
	DDH-04-083							204.68	213.00

Litoral	DDH-04-084	779,511	7,645,042	4,457	264.00	359°	-78º	—	1.09
	DDH-04-084							1.09	249.17
	DDH-04-084							249.17	249.86	39.7	0.03	0.03	0.03
	DDH-04-084							249.86	250.68	24.4	0.01	0.01	0.02
	DDH-04-084							250.68	251.58	7	0.01	0.03	0.05
	DDH-04-084							251.58	252.26	15.5	0.01	0.02	0.05
	DDH-04-084							252.26	253.19	12.8	0.00	0.01	0.02
	DDH-04-084							253.19	254.10	10.3	0.01	0.01	0.01
	DDH-04-084							254.10	255.04	32.2	0.02	0.01	0.02
	DDH-04-084							255.04	255.97	1115	0.26	4.14	3.59
	DDH-04-084							255.97	256.51	192	0.06	0.85	0.74
	DDH-04-084							256.51	257.26	14.4	0.01	0.04	0.08
	DDH-04-084							257.26	264.00

Technical Report for the
San Vicente Mine
Potosí Bolivia
Appendix C
Channel Sampling Results

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	PASB	5260.13	5622.97	4437.61	4.03	219	0.09	0.03	0.08
Adela	PASB	5267.90	5576.32	4397.61	3.26	337	0.16	0.05	0.19
Adela	PASB	5375.55	5546.72	4437.61	4.43	609	0.56	0.06	0.74
Adela	PASB	5454.27	5457.43	4397.61	0.92	47	0.08	0.02	2.89
Adela	PASB	5480.41	5466.55	4437.61	4.14	167	0.15	0.03	0.10
Adela	PASB	5494.52	5469.89	4467.61	2.24	346	0.63	0.04	0.43
Adela	PASB	5532.86	5399.72	4397.61	0.90	69	0.19	0.03	3.86
Adela	PASB	5570.00	5403.35	4437.61	6.50	62	0.11	0.02	0.08
Adela	PASB	5576.37	5412.70	4467.61	3.17	280	0.17	0.10	0.99
Adela	PASB	5615.28	5379.91	4467.61	4.04	188	0.25	0.07	1.87
Adela	PASB	5631.75	5367.71	4437.61	6.35	293	0.60	0.05	0.65
Adela	PASB	5643.81	5313.45	4397.61	5.71	513	0.40	0.09	3.67
Adela	PASB	5647.31	5275.68	4356.54	1.15	36	0.02	0.01	0.15
Adela	PASB	5650.78	5273.02	4356.54	0.85	18	0.01	0.02	0.04
Adela	PASB	5654.59	5270.00	4356.54	1.80	28	0.02	0.02	0.09
Adela	PASB	5654.81	5309.84	4397.61	2.60	150	0.73	0.08	0.73
Adela	PASB	5657.83	5267.90	4356.54	1.37	17	0.06	0.02	0.06
Adela	PASB	5661.67	5265.57	4356.54	1.70	104	0.39	0.03	3.03
Adela	PASB	5665.18	5263.08	4356.54	1.51	11	0.10	0.02	0.41
Adela	PASB	5669.27	5260.63	4356.54	1.15	16	0.02	0.01	0.10
Adela	PASB	5673.49	5258.13	4356.54	1.90	14	0.04	0.01	0.31
Adela	PASB	5677.38	5255.75	4356.54	1.88	18	0.25	0.06	0.34
Adela	PASB	5681.34	5253.34	4356.54	1.38	29	0.11	0.10	1.05
Adela	PASB	5685.02	5251.05	4356.54	1.70	353	1.32	0.03	2.57
Adela	PASB	5688.39	5248.59	4356.54	1.50	58	0.13	0.03	2.19
Adela	PASB	5691.43	5315.56	4437.61	4.43	2,137	1.71	0.22	10.03
Adela	PASB	5692.03	5246.22	4356.54	1.35	26	0.06	0.03	1.20
Adela	PASB	5695.47	5244.13	4356.54	1.40	29	0.16	0.04	4.58
Adela	PASB	5698.77	5242.01	4356.54	1.40	47	0.15	0.02	7.04
Adela	PASB	5702.53	5240.38	4356.54	0.88	12	0.04	0.03	1.03
Adela	PASB	5705.98	5238.02	4356.54	0.95	27	0.10	0.01	2.62
Adela	PASB	5709.31	5235.80	4356.54	0.75	8	0.03	0.01	0.42
Adela	PASB	5712.91	5233.67	4356.54	0.93	23	0.01	0.01	0.04
Adela	PASB	5716.11	5231.26	4356.54	0.70	4	0.01	0.01	0.01
Adela	PASB	5719.67	5229.07	4356.54	0.70	5	0.02	0.01	0.04
Adela	PASB	5723.29	5226.98	4356.54	0.70	12	0.05	0.02	0.78
Adela	PASB	5726.49	5225.02	4356.54	0.70	10	0.03	0.02	0.54
Adela	PASB	5729.76	5223.26	4356.54	0.70	14	0.02	0.02	0.20
Adela	PASB	5733.15	5221.16	4356.54	0.70	9	0.07	0.02	0.96
Adela	PASB	5733.84	5245.87	4397.61	4.14	26	0.04	0.01	3.06
Adela	PASB	5736.38	5219.19	4356.54	0.75	26	0.10	0.06	1.55
Adela	PASB	5739.64	5217.16	4356.54	0.70	52	0.05	0.05	1.85
Adela	PASB	5743.23	5215.05	4356.54	0.90	24	0.06	0.02	0.28
Adela	PASB	5746.12	5238.77	4397.61	4.01	116	0.09	0.02	10.19
Adela	PASB	5747.15	5212.67	4356.54	1.05	37	0.03	0.14	1.21
Adela	PASB	5750.96	5210.84	4356.54	0.85	62	0.05	0.02	0.60
Adela	PASB	5754.44	5208.67	4356.54	0.90	31	0.28	0.02	0.19
Adela	PASB	5758.10	5206.74	4356.54	0.85	17	0.06	0.01	0.09
Adela	PASB	5761.86	5204.52	4356.54	0.75	40	0.00	0.01	0.07
Adela	PASB	5765.06	5202.54	4356.54	0.73	9	0.00	0.01	0.12
Adela	PASB	5768.35	5200.58	4356.54	0.70	6	0.00	0.00	0.03
Adela	PASB	5772.12	5198.93	4356.54	0.70	5	0.01	0.01	0.02
Adela	PASB	5775.81	5196.67	4356.54	0.70	10	0.03	0.02	0.05
Adela	PASB	5779.37	5194.94	4356.54	0.70	37	0.01	0.02	0.20
Adela	PASB	5781.03	5247.62	4437.61	2.59	228	0.11	0.04	6.68
Adela	PASB	5783.56	5192.77	4356.54	0.80	34	0.06	0.24	1.96
Adela	PASB	5787.06	5191.12	4356.54	0.70	42	0.13	0.01	1.31
Adela	PASB	5790.96	5189.25	4356.54	0.70	18	0.01	0.01	0.08
Adela	PASB	5794.50	5187.28	4356.54	0.80	13	0.05	0.01	2.16
Adela	PASB	5797.72	5185.39	4356.54	0.78	28	0.06	0.01	0.31
Adela	PASB	5801.71	5182.96	4356.54	0.70	13	0.05	0.02	0.05
Adela	PASB	5804.71	5181.33	4356.54	0.70	20	0.06	0.02	0.07
Adela	PASB	5805.70	5203.58	4397.61	2.95	163	0.16	0.05	7.51
Adela	PASB	5808.23	5179.45	4356.54	0.70	6	0.02	0.01	0.12
Adela	PASB	5811.50	5177.76	4356.54	1.10	9	0.02	0.01	0.32
Adela	PASB	5815.49	5175.78	4356.54	1.22	11	0.03	0.01	0.92

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	PASB	5819.71	5173.71	4356.54	1.10	8	0.01	0.01	0.86
Adela	PASB	5822.85	5227.96	4437.61	4.59	12	0.02	0.03	0.97
Adela	PASB	5823.39	5172.21	4356.54	1.05	111	0.16	0.01	1.17
Adela	PASB	5827.44	5170.92	4356.54	1.10	36	0.07	0.01	0.61
Adela	PASB	5831.16	5169.65	4356.54	1.65	343	0.24	0.03	0.28
Adela	PASB	5835.20	5168.00	4356.54	2.00	390	0.35	0.02	0.37
Adela	PASB	5838.30	5165.72	4356.54	1.45	389	0.39	0.06	0.39
Adela	PASB	5841.11	5165.46	4356.54	2.10	131	0.17	0.02	0.09
Adela	PASB	5843.37	5163.62	4356.54	3.30	326	0.44	0.05	0.35
Adela	PASB	5845.45	5162.19	4356.54	2.10	91	0.08	0.02	0.09
Adela	PASB	5847.35	5160.79	4356.54	2.95	39	0.03	0.26	0.57
Adela	PASB	5851.03	5158.48	4356.54	2.00	851	0.43	1.27	8.01
Adela	PASB	5856.88	5203.97	4437.61	2.82	44	0.18	0.02	3.96
Adela	COMIBOL	5211.67	5595.09	4399.50	1.93	411
Adela	COMIBOL	5226.24	5577.47	4399.50	2.26	700
Adela	COMIBOL	5227.65	5615.89	4437.75	1.93	411			1.66
Adela	COMIBOL	5235.51	5569.86	4399.50	1.60	570
Adela	COMIBOL	5237.16	5568.86	4399.50	2.30	520			14.82
Adela	COMIBOL	5238.91	5567.79	4399.50	1.20	690
Adela	COMIBOL	5240.48	5566.82	4399.50	1.80	560			15.90
Adela	COMIBOL	5242.28	5565.53	4399.50	1.20	610
Adela	COMIBOL	5243.59	5564.59	4399.50	1.80	1,120			17.19
Adela	COMIBOL	5245.11	5563.50	4399.50	1.40	700
Adela	COMIBOL	5246.43	5603.74	4437.75	2.26	700			1.42
Adela	COMIBOL	5246.68	5562.30	4399.50	1.30	400			7.70
Adela	COMIBOL	5248.32	5560.88	4399.50	2.30	1,260
Adela	COMIBOL	5249.61	5559.78	4399.50	2.30	320			5.98
Adela	COMIBOL	5251.07	5558.52	4399.50	2.60	260
Adela	COMIBOL	5252.78	5557.20	4399.50	2.30	400			8.59
Adela	COMIBOL	5254.32	5556.03	4399.50	2.20	1,160
Adela	COMIBOL	5255.98	5554.76	4399.50	2.00	700			5.53
Adela	COMIBOL	5257.27	5553.78	4399.50	2.70	890			5.40
Adela	COMIBOL	5258.82	5552.71	4399.50	2.40	1,070
Adela	COMIBOL	5260.91	5551.46	4399.50	2.20	830			5.40
Adela	COMIBOL	5262.64	5550.42	4399.50	2.60	860
Adela	COMIBOL	5264.18	5549.50	4399.50	2.80	350			2.20
Adela	COMIBOL	5266.14	5548.27	4399.50	2.60	720
Adela	COMIBOL	5267.81	5547.18	4399.50	2.50	560			4.50
Adela	COMIBOL	5269.36	5546.18	4399.50	1.60	870
Adela	COMIBOL	5271.16	5545.00	4399.50	0.70	286			2.21
Adela	COMIBOL	5273.03	5543.70	4399.50	1.20	430
Adela	COMIBOL	5274.83	5542.38	4399.50	0.90	27			4.40
Adela	COMIBOL	5276.21	5541.36	4399.50	0.80	1,420
Adela	COMIBOL	5277.77	5540.21	4399.50	1.00	370			6.60
Adela	COMIBOL	5279.66	5538.82	4399.50	0.70	150
Adela	COMIBOL	5281.11	5537.79	4399.50	0.70	20			0.29
Adela	COMIBOL	5282.95	5536.47	4399.50	1.00	80
Adela	COMIBOL	5302.54	5523.21	4399.50	0.70	21
Adela	COMIBOL	5304.28	5521.99	4399.50	0.70	11			0.34
Adela	COMIBOL	5306.21	5520.64	4399.50	0.70	17
Adela	COMIBOL	5307.80	5519.69	4399.50	0.70	17			1.12
Adela	COMIBOL	5309.66	5518.67	4399.50	0.70	9
Adela	COMIBOL	5311.43	5517.70	4399.50	0.70	6			0.40
Adela	COMIBOL	5313.10	5516.70	4399.50	0.70	13
Adela	COMIBOL	5314.91	5515.45	4399.50	0.70	3			0.01
Adela	COMIBOL	5316.40	5514.42	4399.50	0.70	6
Adela	COMIBOL	5318.19	5513.17	4399.50	0.80	20			1.60
Adela	COMIBOL	5319.82	5511.88	4399.50	1.00	20
Adela	COMIBOL	5321.31	5510.70	4399.50	1.00	20			0.50
Adela	COMIBOL	5323.13	5509.26	4399.50	0.70	9
Adela	COMIBOL	5324.02	5551.27	4437.75	0.70	16
Adela	COMIBOL	5324.52	5508.16	4399.50	0.70	6			0.14
Adela	COMIBOL	5326.04	5549.94	4437.75	0.70	69
Adela	COMIBOL	5326.12	5506.96	4399.50	0.70	3
Adela	COMIBOL	5327.71	5505.88	4399.50	0.70	9			0.17
Adela	COMIBOL	5327.77	5548.80	4437.75	0.70	0

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5329.25	5547.83	4437.75	0.70	3
Adela	COMIBOL	5329.29	5504.81	4399.50	0.70	3
Adela	COMIBOL	5330.98	5546.69	4437.75	0.70	17
Adela	COMIBOL	5331.12	5503.56	4399.50	0.70	6			0.17
Adela	COMIBOL	5332.77	5545.30	4437.75	0.70	5
Adela	COMIBOL	5332.88	5502.36	4399.50	0.70	14
Adela	COMIBOL	5333.04	5502.26	4400.29	1.40	30			6.81
Adela	COMIBOL	5333.04	5502.26	4402.37	1.00	10
Adela	COMIBOL	5333.04	5502.26	4404.46	0.70	50			6.11
Adela	COMIBOL	5333.04	5502.26	4406.26	1.30	80
Adela	COMIBOL	5333.04	5502.26	4408.29	1.00	140			4.89
Adela	COMIBOL	5333.04	5502.26	4410.04	1.00	10
Adela	COMIBOL	5333.04	5502.26	4411.95	0.90	20			1.73
Adela	COMIBOL	5333.04	5502.26	4413.92	0.70	13			0.63
Adela	COMIBOL	5333.04	5502.26	4415.90	0.70	7
Adela	COMIBOL	5333.04	5502.26	4417.53	0.70	242			14.39
Adela	COMIBOL	5333.04	5502.26	4419.50	0.70	86
Adela	COMIBOL	5333.04	5502.26	4421.48	0.70	89			3.81
Adela	COMIBOL	5333.04	5502.26	4423.33	0.70	56
Adela	COMIBOL	5333.04	5502.26	4425.19	0.70	9			0.57
Adela	COMIBOL	5333.04	5502.26	4427.05	0.70	86			1.67
Adela	COMIBOL	5333.04	5502.26	4429.03	0.70	6			0.34
Adela	COMIBOL	5333.04	5502.26	4430.94	0.70	69			1.89
Adela	COMIBOL	5333.04	5502.26	4432.86	0.70	20
Adela	COMIBOL	5333.04	5502.26	4434.89	0.70	17			0.54
Adela	COMIBOL	5333.04	5502.26	4436.97	0.70	7
Adela	COMIBOL	5334.39	5544.02	4437.75	0.70	21
Adela	COMIBOL	5334.44	5501.24	4399.50	0.70	3			0.07
Adela	COMIBOL	5335.77	5542.93	4437.75	0.70	26
Adela	COMIBOL	5336.44	5499.69	4399.50	0.70	44			0.10
Adela	COMIBOL	5337.40	5541.60	4437.75	0.70	4
Adela	COMIBOL	5337.87	5498.59	4399.50	0.70	6			0.07
Adela	COMIBOL	5339.03	5540.25	4437.75	0.70	82
Adela	COMIBOL	5339.95	5497.32	4399.50	0.70	36
Adela	COMIBOL	5340.63	5538.91	4437.75	0.70	155
Adela	COMIBOL	5341.51	5496.38	4399.50	0.70	6			0.09
Adela	COMIBOL	5342.02	5537.75	4437.75	0.70	165
Adela	COMIBOL	5343.46	5495.02	4399.50	0.70	9
Adela	COMIBOL	5343.65	5536.39	4437.75	0.90	333
Adela	COMIBOL	5345.20	5535.10	4437.75	0.90	468
Adela	COMIBOL	5345.30	5493.71	4399.50	0.70				0.45
Adela	COMIBOL	5346.83	5492.36	4399.50	0.70				0.39
Adela	COMIBOL	5346.86	5533.70	4437.75	0.90	944
Adela	COMIBOL	5348.16	5532.54	4437.75	0.70	377
Adela	COMIBOL	5348.32	5490.80	4399.50	0.70				0.30
Adela	COMIBOL	5349.86	5531.04	4437.75	0.70	59
Adela	COMIBOL	5349.87	5489.17	4399.50	0.70	157
Adela	COMIBOL	5351.24	5487.60	4399.50	0.70	23			0.12
Adela	COMIBOL	5351.42	5529.65	4437.75	0.70	91
Adela	COMIBOL	5352.61	5528.59	4437.75	0.70	579
Adela	COMIBOL	5352.66	5485.97	4399.50	0.70	6
Adela	COMIBOL	5354.22	5484.24	4399.50	0.70	11			0.17
Adela	COMIBOL	5354.43	5526.95	4437.75	0.70	53
Adela	COMIBOL	5355.90	5482.53	4399.50	0.70	26
Adela	COMIBOL	5355.96	5525.53	4437.75	0.70	14
Adela	COMIBOL	5357.30	5481.11	4399.50	0.70	411			0.14
Adela	COMIBOL	5357.50	5524.11	4437.75	0.70	9
Adela	COMIBOL	5358.69	5479.62	4399.50	0.70	109
Adela	COMIBOL	5358.86	5522.85	4437.75	0.70	36
Adela	COMIBOL	5360.05	5478.05	4399.50	0.70	26			0.72
Adela	COMIBOL	5360.32	5521.50	4437.75	0.70	116
Adela	COMIBOL	5361.52	5476.40	4399.50	0.70	57
Adela	COMIBOL	5361.77	5520.16	4437.75	0.70	104
Adela	COMIBOL	5363.54	5518.58	4437.75	0.70	329
Adela	COMIBOL	5363.59	5474.95	4399.50	0.70	43			0.47
Adela	COMIBOL	5364.95	5517.34	4437.75	0.70	46

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5365.36	5473.72	4399.50	0.70	43
Adela	COMIBOL	5366.56	5515.91	4437.75	0.70	82
Adela	COMIBOL	5366.88	5473.02	4399.50	0.70	6			0.29
Adela	COMIBOL	5367.90	5514.72	4437.75	0.70	393
Adela	COMIBOL	5369.04	5472.40	4399.50	0.70	3
Adela	COMIBOL	5369.42	5513.35	4437.75	0.70	37
Adela	COMIBOL	5371.01	5471.77	4399.50	0.70	1			0.14
Adela	COMIBOL	5371.11	5511.75	4437.75	0.70	1,022
Adela	COMIBOL	5371.79	5531.13	4467.75	0.70	789
Adela	COMIBOL	5372.54	5510.39	4437.75	0.70	819
Adela	COMIBOL	5372.95	5470.97	4399.50	0.70	9
Adela	COMIBOL	5373.49	5529.88	4467.75	0.70	317
Adela	COMIBOL	5374.06	5508.94	4437.75	0.70	32
Adela	COMIBOL	5374.90	5470.15	4399.50	0.70	6			0.34
Adela	COMIBOL	5374.96	5528.79	4467.75	0.80	270
Adela	COMIBOL	5375.58	5507.54	4437.75	0.70	39
Adela	COMIBOL	5376.75	5468.85	4399.50	0.70	3
Adela	COMIBOL	5376.99	5506.29	4437.75	0.70	1,369
Adela	COMIBOL	5378.21	5526.79	4467.75	0.75	590
Adela	COMIBOL	5378.39	5467.71	4399.50	0.70	6			0.28
Adela	COMIBOL	5378.64	5504.84	4437.75	0.70	7
Adela	COMIBOL	5379.85	5466.71	4399.50	0.70	9
Adela	COMIBOL	5379.94	5525.75	4467.75	0.80	384
Adela	COMIBOL	5380.20	5503.46	4437.75	0.70	9
Adela	COMIBOL	5381.60	5502.21	4437.75	0.70	7
Adela	COMIBOL	5381.70	5524.70	4467.75	0.70	1,325
Adela	COMIBOL	5381.78	5465.43	4399.50	0.70	9			0.39
Adela	COMIBOL	5383.22	5500.78	4437.75	0.70	21
Adela	COMIBOL	5383.35	5464.39	4399.50	0.70	11
Adela	COMIBOL	5383.42	5523.36	4467.75	0.70	9
Adela	COMIBOL	5384.60	5499.56	4437.75	0.70	8
Adela	COMIBOL	5384.73	5522.27	4467.75	0.80	90
Adela	COMIBOL	5385.53	5462.96	4399.50	0.70	9			1.08
Adela	COMIBOL	5386.24	5498.01	4437.75	0.70	37
Adela	COMIBOL	5387.01	5461.82	4399.50	0.70	14
Adela	COMIBOL	5387.83	5496.40	4437.75	0.70	10
Adela	COMIBOL	5388.52	5460.61	4399.50	0.70	86			8.39
Adela	COMIBOL	5390.17	5459.29	4399.50	0.70	17
Adela	COMIBOL	5391.95	5457.86	4399.50	0.70	28			0.26
Adela	COMIBOL	5391.98	5492.46	4437.75	0.70	159
Adela	COMIBOL	5393.37	5456.76	4399.50	0.70	268
Adela	COMIBOL	5393.51	5491.29	4437.75	0.70	50
Adela	COMIBOL	5395.23	5489.99	4437.75	0.70	9
Adela	COMIBOL	5395.30	5455.44	4399.50	0.70	126			6.82
Adela	COMIBOL	5396.75	5488.81	4437.75	0.70	57
Adela	COMIBOL	5397.04	5454.24	4399.50	0.70	324
Adela	COMIBOL	5398.12	5487.66	4437.75	0.70	39
Adela	COMIBOL	5398.69	5453.10	4399.50	0.70	414			25.09
Adela	COMIBOL	5399.69	5486.34	4437.75	0.70	61
Adela	COMIBOL	5400.23	5452.13	4399.50	0.70	129
Adela	COMIBOL	5401.25	5485.03	4437.75	0.70	41
Adela	COMIBOL	5402.19	5451.07	4399.50	0.70	26			2.17
Adela	COMIBOL	5402.81	5483.71	4437.75	0.70	93
Adela	COMIBOL	5403.62	5450.31	4399.50	0.70	40
Adela	COMIBOL	5404.48	5482.35	4437.75	0.70	39
Adela	COMIBOL	5405.43	5449.33	4399.50	0.70	46			2.27
Adela	COMIBOL	5405.88	5481.40	4437.75	0.70	33
Adela	COMIBOL	5406.81	5448.53	4399.50	0.70	20			0.88
Adela	COMIBOL	5407.44	5480.33	4437.75	0.70	117
Adela	COMIBOL	5408.49	5447.49	4399.50	0.70	46
Adela	COMIBOL	5410.03	5446.53	4399.50	0.70	29			1.19
Adela	COMIBOL	5411.53	5445.61	4399.50	0.70	60
Adela	COMIBOL	5412.09	5477.06	4437.75	0.70	30
Adela	COMIBOL	5413.26	5444.69	4399.50	0.70	34			1.70
Adela	COMIBOL	5413.98	5475.68	4437.75	0.70	17
Adela	COMIBOL	5414.89	5443.86	4399.50	1.00	60

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5415.55	5474.54	4437.75	0.70	23
Adela	COMIBOL	5416.48	5443.06	4399.50	1.00	230			26.68
Adela	COMIBOL	5416.89	5473.59	4437.75	0.70	6
Adela	COMIBOL	5418.04	5442.12	4399.50	1.30	410
Adela	COMIBOL	5418.64	5472.40	4437.75	0.70	9
Adela	COMIBOL	5419.61	5441.11	4399.50	1.40	500			25.54
Adela	COMIBOL	5420.19	5471.35	4437.75	0.70	6
Adela	COMIBOL	5421.25	5440.05	4399.50	0.70	274
Adela	COMIBOL	5422.70	5439.12	4399.50	0.70	591			14.43
Adela	COMIBOL	5423.11	5469.30	4437.75	0.70	17
Adela	COMIBOL	5424.23	5438.12	4399.50	0.70	450
Adela	COMIBOL	5424.49	5468.29	4437.75	0.70	22
Adela	COMIBOL	5425.69	5437.08	4399.50	0.70	326			1.75
Adela	COMIBOL	5426.00	5467.17	4437.75	0.70	42
Adela	COMIBOL	5427.14	5436.04	4399.50	0.70	200
Adela	COMIBOL	5427.30	5466.22	4437.75	0.70	106
Adela	COMIBOL	5428.76	5434.89	4399.50	0.70	2,246			10.86
Adela	COMIBOL	5428.87	5465.07	4437.75	0.70	37
Adela	COMIBOL	5430.34	5464.00	4437.75	0.70	11
Adela	COMIBOL	5430.40	5433.72	4399.50	0.80	340
Adela	COMIBOL	5431.76	5462.96	4437.75	0.70	12
Adela	COMIBOL	5431.93	5432.63	4399.50	0.70	266			4.24
Adela	COMIBOL	5433.31	5431.64	4399.50	0.70	309
Adela	COMIBOL	5433.34	5461.80	4437.75	0.70	13
Adela	COMIBOL	5434.72	5430.51	4399.50	0.70	63			1.24
Adela	COMIBOL	5434.89	5460.67	4437.75	0.70
Adela	COMIBOL	5436.29	5429.13	4399.50	0.70	42
Adela	COMIBOL	5436.34	5459.61	4437.75	0.70	8
Adela	COMIBOL	5437.78	5458.56	4437.75	0.70	12
Adela	COMIBOL	5438.13	5427.65	4399.50	1.10	80			0.99
Adela	COMIBOL	5439.24	5457.49	4437.75	0.70	4
Adela	COMIBOL	5439.70	5426.44	4399.50	0.90	80
Adela	COMIBOL	5440.69	5456.46	4437.75	0.70	12
Adela	COMIBOL	5441.57	5425.00	4399.50	0.70	26
Adela	COMIBOL	5442.27	5455.34	4437.75	0.70	8
Adela	COMIBOL	5443.12	5423.78	4399.50	0.70	46
Adela	COMIBOL	5443.59	5454.41	4437.75	0.70	6
Adela	COMIBOL	5444.83	5422.42	4399.50	0.70	23
Adela	COMIBOL	5445.12	5453.33	4437.75	0.70	11
Adela	COMIBOL	5446.58	5421.03	4399.50	0.70	18			0.28
Adela	COMIBOL	5446.72	5452.19	4437.75	0.70	6
Adela	COMIBOL	5447.96	5419.88	4399.50	0.70	11
Adela	COMIBOL	5448.37	5451.02	4437.75	0.70	21
Adela	COMIBOL	5449.65	5418.43	4399.50	0.70	9			0.38
Adela	COMIBOL	5449.68	5450.07	4437.75	0.70	12
Adela	COMIBOL	5451.22	5417.08	4399.50	0.70	26
Adela	COMIBOL	5451.33	5448.87	4437.75	0.70	7
Adela	COMIBOL	5452.67	5415.83	4399.50	0.70	9			0.34
Adela	COMIBOL	5453.43	5447.32	4437.75	0.70	15
Adela	COMIBOL	5454.28	5414.44	4399.50	0.70	4
Adela	COMIBOL	5454.85	5446.28	4437.75	0.70	17
Adela	COMIBOL	5455.96	5413.01	4399.50	0.70	4			0.30
Adela	COMIBOL	5456.73	5444.87	4437.75	0.70	15
Adela	COMIBOL	5457.71	5411.52	4399.50	0.70	11
Adela	COMIBOL	5458.25	5443.74	4437.75	0.70	35
Adela	COMIBOL	5459.17	5410.27	4399.50	0.70	17			0.38
Adela	COMIBOL	5460.02	5442.43	4437.75	0.70	20
Adela	COMIBOL	5460.97	5408.76	4399.50	0.70	0
Adela	COMIBOL	5461.86	5441.13	4437.75	0.70	91
Adela	COMIBOL	5462.75	5407.28	4399.50	0.70	17			0.47
Adela	COMIBOL	5463.61	5439.94	4437.75	0.70	78
Adela	COMIBOL	5464.00	5406.24	4399.50	0.70	29			0.94
Adela	COMIBOL	5464.52	5405.81	4405.02	0.70	45			1.55
Adela	COMIBOL	5464.52	5405.81	4407.11	0.70	29
Adela	COMIBOL	5464.52	5405.81	4409.70	0.70	29			1.22
Adela	COMIBOL	5464.52	5405.81	4411.90	0.70	34

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5464.52	5405.81	4414.04	0.70	51			1.12
Adela	COMIBOL	5464.52	5405.81	4416.35	1.20	90
Adela	COMIBOL	5464.52	5405.81	4418.54	1.25	230			2.01
Adela	COMIBOL	5464.52	5405.81	4420.74	1.35	100
Adela	COMIBOL	5464.52	5405.81	4423.17	1.30	160			1.71
Adela	COMIBOL	5464.52	5405.81	4425.53	1.25	60
Adela	COMIBOL	5464.52	5405.81	4427.62	1.10	70			1.81
Adela	COMIBOL	5464.52	5405.81	4429.98	1.10	40
Adela	COMIBOL	5464.52	5405.81	4432.13	0.70	77			1.64
Adela	COMIBOL	5464.52	5405.81	4434.44	0.70	23
Adela	COMIBOL	5464.52	5405.81	4436.75	0.80	140			1.71
Adela	COMIBOL	5465.37	5438.76	4437.75	0.70	73
Adela	COMIBOL	5465.79	5404.75	4399.50	0.70	20
Adela	COMIBOL	5467.08	5437.59	4437.75	0.70	55
Adela	COMIBOL	5467.29	5403.51	4399.50	0.70	37			1.50
Adela	COMIBOL	5468.69	5436.27	4437.75	0.70	2
Adela	COMIBOL	5468.97	5402.11	4399.50	0.80	60
Adela	COMIBOL	5470.11	5401.16	4399.50	0.85	100			1.91
Adela	COMIBOL	5470.42	5434.85	4437.75	0.70	14
Adela	COMIBOL	5471.84	5399.68	4399.50	0.80	120
Adela	COMIBOL	5472.02	5433.53	4437.75	0.70	62
Adela	COMIBOL	5473.34	5398.39	4399.50	0.70	189			6.72
Adela	COMIBOL	5473.52	5432.30	4437.75	0.70
Adela	COMIBOL	5474.85	5397.12	4399.50	1.10	180
Adela	COMIBOL	5475.10	5431.08	4437.75	0.70
Adela	COMIBOL	5476.15	5396.07	4399.50	0.70	21			1.71
Adela	COMIBOL	5476.86	5429.73	4437.75	0.70
Adela	COMIBOL	5477.80	5394.74	4399.50	0.70	14			1.29
Adela	COMIBOL	5478.62	5428.38	4437.75	0.70
Adela	COMIBOL	5479.32	5393.51	4399.50	0.70	11
Adela	COMIBOL	5480.39	5427.02	4437.75	0.70	31
Adela	COMIBOL	5480.79	5392.36	4399.50	0.70	0			0.98
Adela	COMIBOL	5482.03	5425.76	4437.75	0.70	37
Adela	COMIBOL	5482.55	5391.08	4399.50	1.20	290
Adela	COMIBOL	5483.79	5424.41	4437.75	0.70	22
Adela	COMIBOL	5483.96	5390.06	4399.50	0.70	69			0.75
Adela	COMIBOL	5485.29	5423.25	4437.75	0.70	8
Adela	COMIBOL	5485.76	5388.75	4399.50	0.70	170
Adela	COMIBOL	5487.06	5421.89	4437.75	0.70	48
Adela	COMIBOL	5487.13	5387.75	4399.50	0.70	11			0.81
Adela	COMIBOL	5488.61	5420.69	4437.75	0.70	71
Adela	COMIBOL	5488.84	5386.46	4399.50	0.70	26
Adela	COMIBOL	5490.32	5419.35	4437.75	0.70	66
Adela	COMIBOL	5490.36	5385.33	4399.50	0.70	0			1.22
Adela	COMIBOL	5490.69	5472.02	4505.25	0.80	49
Adela	COMIBOL	5491.73	5418.24	4437.75	0.70	26
Adela	COMIBOL	5492.01	5470.86	4505.25	0.80	96
Adela	COMIBOL	5492.03	5384.08	4399.50	0.70	0
Adela	COMIBOL	5493.36	5469.68	4505.25	1.00	180
Adela	COMIBOL	5493.39	5383.27	4399.50	0.90	20			2.81
Adela	COMIBOL	5493.46	5416.87	4437.75	0.70	51
Adela	COMIBOL	5494.81	5468.35	4505.25	1.20	160
Adela	COMIBOL	5494.90	5415.75	4437.75	0.70	110
Adela	COMIBOL	5495.22	5382.18	4399.50	0.70	163
Adela	COMIBOL	5495.95	5467.30	4505.25	1.20	10
Adela	COMIBOL	5496.69	5414.39	4437.75	0.80	216
Adela	COMIBOL	5496.97	5381.01	4399.50	0.70	11			0.65
Adela	COMIBOL	5497.08	5466.27	4505.25	1.30	190
Adela	COMIBOL	5498.36	5413.13	4437.75	0.80	40
Adela	COMIBOL	5498.52	5465.08	4505.25	1.30	200
Adela	COMIBOL	5498.67	5379.73	4399.50	1.80	30
Adela	COMIBOL	5499.77	5464.04	4505.25	1.30	400
Adela	COMIBOL	5500.01	5411.88	4437.75	0.90	27
Adela	COMIBOL	5500.41	5378.43	4399.50	0.95	40			0.41
Adela	COMIBOL	5501.22	5462.85	4505.25	1.50	30
Adela	COMIBOL	5501.51	5410.75	4437.75	0.70	123

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5501.58	5377.56	4399.50	0.70	51
Adela	COMIBOL	5502.59	5461.74	4505.25	1.60	580
Adela	COMIBOL	5503.12	5409.56	4437.75	0.70	143
Adela	COMIBOL	5503.34	5376.28	4399.50	1.40	80			2.19
Adela	COMIBOL	5504.00	5460.65	4505.25	1.60	140
Adela	COMIBOL	5504.87	5408.28	4437.75	0.70	196
Adela	COMIBOL	5505.27	5374.90	4399.50	1.25	260
Adela	COMIBOL	5505.39	5459.59	4505.25	1.60	180
Adela	COMIBOL	5506.36	5407.18	4437.75	0.70	91
Adela	COMIBOL	5506.82	5458.48	4505.25	1.70	390
Adela	COMIBOL	5506.92	5373.74	4399.50	1.20	240			11.87
Adela	COMIBOL	5508.01	5405.97	4437.75	0.70	279
Adela	COMIBOL	5508.16	5457.37	4505.25	1.50	420
Adela	COMIBOL	5508.71	5372.47	4399.50	1.50	120
Adela	COMIBOL	5509.41	5456.27	4505.25	1.60	660
Adela	COMIBOL	5509.80	5404.64	4437.75	0.70	0
Adela	COMIBOL	5510.46	5371.22	4399.50	1.40	150			8.68
Adela	COMIBOL	5510.64	5455.21	4505.25	1.60	250
Adela	COMIBOL	5511.38	5403.47	4437.75	0.70	14
Adela	COMIBOL	5512.14	5454.03	4505.25	2.00	340
Adela	COMIBOL	5512.16	5369.93	4399.50	2.00	60
Adela	COMIBOL	5513.05	5402.18	4437.75	0.70	30
Adela	COMIBOL	5513.30	5369.07	4399.50	2.50	50			7.48
Adela	COMIBOL	5513.68	5452.87	4505.25	2.00	360
Adela	COMIBOL	5514.63	5400.89	4437.75	0.70	27
Adela	COMIBOL	5515.31	5367.56	4399.50	2.10	646
Adela	COMIBOL	5516.20	5399.62	4437.75	0.70	22
Adela	COMIBOL	5517.07	5366.30	4399.50	0.85	0			1.80
Adela	COMIBOL	5517.66	5398.42	4437.75	0.70	73
Adela	COMIBOL	5518.70	5365.17	4399.50	1.10	240
Adela	COMIBOL	5519.38	5397.02	4437.75	0.70	9
Adela	COMIBOL	5520.35	5364.03	4399.50	1.60	40			1.60
Adela	COMIBOL	5520.83	5395.87	4437.75	0.70	18
Adela	COMIBOL	5522.16	5362.74	4399.50	1.30	20
Adela	COMIBOL	5522.43	5394.70	4437.75	0.90	585
Adela	COMIBOL	5523.76	5361.55	4399.50	1.20	0			6.00
Adela	COMIBOL	5524.05	5393.51	4437.75	0.90	270
Adela	COMIBOL	5525.44	5360.29	4399.50	0.95	30
Adela	COMIBOL	5525.58	5392.40	4437.75	0.80	90
Adela	COMIBOL	5527.05	5359.09	4399.50	0.90	20			1.20
Adela	COMIBOL	5527.37	5391.06	4437.75	0.70	7
Adela	COMIBOL	5528.70	5389.91	4437.75	0.70	14
Adela	COMIBOL	5528.92	5357.69	4399.50	0.90	120
Adela	COMIBOL	5530.25	5356.71	4399.50	0.70	26			0.94
Adela	COMIBOL	5530.28	5388.56	4437.75	0.80	16
Adela	COMIBOL	5531.71	5387.33	4437.75	0.90	576
Adela	COMIBOL	5532.05	5355.40	4399.50	0.80	40
Adela	COMIBOL	5533.13	5386.12	4437.75	0.90	360
Adela	COMIBOL	5533.64	5354.25	4399.50	0.70	60			1.03
Adela	COMIBOL	5534.84	5384.64	4437.75	0.80	112
Adela	COMIBOL	5535.42	5352.95	4399.50	0.70	49
Adela	COMIBOL	5536.05	5383.61	4437.75	0.70	280
Adela	COMIBOL	5536.86	5351.91	4399.50	0.80	50			1.40
Adela	COMIBOL	5537.69	5382.20	4437.75	0.70	140
Adela	COMIBOL	5538.77	5350.66	4399.50	0.80	60
Adela	COMIBOL	5539.09	5380.99	4437.75	0.70	196
Adela	COMIBOL	5540.22	5349.73	4399.50	0.80	80			4.79
Adela	COMIBOL	5540.60	5379.69	4437.75	0.70	4,907
Adela	COMIBOL	5542.02	5348.21	4399.50	1.10	70			6.08
Adela	COMIBOL	5542.52	5378.00	4437.75	0.70	3,374
Adela	COMIBOL	5543.38	5346.91	4399.50	1.30	70
Adela	COMIBOL	5543.62	5377.05	4437.75	0.90	4,907
Adela	COMIBOL	5544.96	5345.40	4399.50	1.10	10			1.00
Adela	COMIBOL	5545.10	5375.78	4437.75	0.70	1,461
Adela	COMIBOL	5546.47	5344.08	4399.50	1.70	30
Adela	COMIBOL	5546.80	5374.37	4437.75	1.50	690

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5547.90	5342.85	4399.50	0.80	60			2.89
Adela	COMIBOL	5549.44	5341.53	4399.50	0.70	7
Adela	COMIBOL	5550.80	5340.37	4399.50	0.70	29			4.14
Adela	COMIBOL	5551.40	5370.55	4437.75	0.90	243
Adela	COMIBOL	5552.80	5338.92	4399.50	2.60	10
Adela	COMIBOL	5552.91	5369.29	4437.75	0.90	144
Adela	COMIBOL	5554.32	5337.85	4399.50	0.70	20			5.29
Adela	COMIBOL	5554.63	5368.10	4437.75	0.90	54
Adela	COMIBOL	5556.13	5336.59	4399.50	0.80	10
Adela	COMIBOL	5556.22	5367.09	4437.75	0.90	36
Adela	COMIBOL	5557.79	5335.63	4399.50	0.85	0
Adela	COMIBOL	5558.28	5365.77	4437.75	0.95	135
Adela	COMIBOL	5559.71	5334.59	4399.50	0.70	257			2.98
Adela	COMIBOL	5559.89	5364.74	4437.75	0.70	15
Adela	COMIBOL	5561.25	5363.82	4437.75	0.70	6
Adela	COMIBOL	5561.41	5333.68	4399.50	0.70	114
Adela	COMIBOL	5562.05	5414.12	4505.25	1.00	489
Adela	COMIBOL	5562.65	5332.86	4399.50	0.80	200			1.79
Adela	COMIBOL	5563.10	5362.41	4437.75	0.70	6
Adela	COMIBOL	5563.40	5412.74	4505.25	2.50	180
Adela	COMIBOL	5564.50	5331.16	4399.50	0.70	257
Adela	COMIBOL	5564.52	5411.22	4505.25	2.80	310
Adela	COMIBOL	5564.81	5361.10	4437.75	0.70	3
Adela	COMIBOL	5565.56	5409.47	4505.25	1.00	220
Adela	COMIBOL	5566.01	5329.80	4399.50	2.40	100			2.19
Adela	COMIBOL	5566.34	5359.93	4437.75	0.70	5
Adela	COMIBOL	5567.06	5407.77	4505.25	0.90	150
Adela	COMIBOL	5567.54	5328.57	4399.50	0.85	700
Adela	COMIBOL	5567.73	5358.87	4437.75	0.70	4
Adela	COMIBOL	5568.41	5406.48	4505.25	1.00	340
Adela	COMIBOL	5569.15	5327.27	4399.50	0.70	686			2.13
Adela	COMIBOL	5569.62	5357.58	4437.75	0.70	18
Adela	COMIBOL	5569.87	5405.15	4505.25	0.80	489
Adela	COMIBOL	5570.89	5326.03	4399.50	0.70	1,389
Adela	COMIBOL	5571.29	5356.44	4437.75	0.70	20
Adela	COMIBOL	5571.40	5404.03	4505.25	0.90	120
Adela	COMIBOL	5572.41	5324.99	4399.50	0.70	7,097			7.08
Adela	COMIBOL	5573.13	5355.18	4437.75	0.70	15
Adela	COMIBOL	5573.31	5402.62	4505.25	0.70	195
Adela	COMIBOL	5574.18	5323.76	4399.50	0.70	3,754
Adela	COMIBOL	5574.45	5354.28	4437.75	0.70	55
Adela	COMIBOL	5574.72	5401.63	4505.25	0.70	114
Adela	COMIBOL	5575.79	5322.70	4399.50	0.80	1,010			2.39
Adela	COMIBOL	5576.39	5352.96	4437.75	0.95	798
Adela	COMIBOL	5576.73	5400.54	4505.25	0.70	55
Adela	COMIBOL	5577.48	5321.58	4399.50	0.90	6,400
Adela	COMIBOL	5577.60	5351.87	4437.75	0.80	392
Adela	COMIBOL	5578.58	5399.52	4505.25	0.70	57
Adela	COMIBOL	5579.03	5320.55	4399.50	1.00	4,000			2.29
Adela	COMIBOL	5581.03	5319.13	4399.50	1.40	6,100
Adela	COMIBOL	5581.75	5348.11	4437.75	1.00	600
Adela	COMIBOL	5582.61	5318.00	4399.50	1.60	4,400			6.67
Adela	COMIBOL	5583.35	5346.84	4437.75	0.80	248
Adela	COMIBOL	5584.45	5316.64	4399.50	2.00	3,100			6.95
Adela	COMIBOL	5584.71	5345.76	4437.75	0.70	149
Adela	COMIBOL	5585.89	5315.41	4399.50	1.90	850
Adela	COMIBOL	5586.00	5344.76	4437.75	0.70	103
Adela	COMIBOL	5587.35	5314.16	4399.50	1.90	7,460			3.37
Adela	COMIBOL	5587.48	5343.61	4437.75	0.80	176
Adela	COMIBOL	5588.82	5312.90	4399.50	1.90	100
Adela	COMIBOL	5588.88	5342.50	4437.75	0.70	30
Adela	COMIBOL	5590.40	5341.23	4437.75	0.70	97
Adela	COMIBOL	5590.67	5311.46	4399.50	1.80	400			4.62
Adela	COMIBOL	5591.62	5340.22	4437.75	0.70	50
Adela	COMIBOL	5592.34	5310.18	4399.50	2.00	1,210
Adela	COMIBOL	5593.08	5339.00	4437.75	0.90	81

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5593.69	5309.15	4399.50	2.10	480			3.62
Adela	COMIBOL	5594.72	5337.90	4437.75	0.90	351
Adela	COMIBOL	5595.17	5307.76	4399.50	2.40	2,560
Adela	COMIBOL	5596.12	5337.09	4437.75	0.70	175
Adela	COMIBOL	5596.35	5306.41	4399.50	1.90	1,060			19.57
Adela	COMIBOL	5597.81	5336.10	4437.75	0.70	272
Adela	COMIBOL	5597.94	5304.79	4399.50	1.95	540
Adela	COMIBOL	5599.28	5303.43	4399.50	3.00	400			5.63
Adela	COMIBOL	5600.80	5301.88	4399.50	2.00	400
Adela	COMIBOL	5602.01	5300.46	4399.50	0.80	320			5.73
Adela	COMIBOL	5603.39	5298.85	4399.50	0.70	377
Adela	COMIBOL	5604.90	5297.43	4399.50	1.00	470			2.91
Adela	COMIBOL	5606.67	5296.02	4399.50	1.45	3,240
Adela	COMIBOL	5608.34	5294.74	4399.50	0.90	1,220			2.81
Adela	COMIBOL	5609.81	5293.75	4399.50	1.70	2,080
Adela	COMIBOL	5609.82	5326.74	4437.75	0.90	144
Adela	COMIBOL	5611.23	5325.84	4437.75	0.70	49
Adela	COMIBOL	5611.70	5292.49	4399.50	0.80	510
Adela	COMIBOL	5613.38	5291.36	4399.50	1.15	810			19.57
Adela	COMIBOL	5613.39	5324.35	4437.75	0.70	41
Adela	COMIBOL	5614.78	5323.38	4437.75	0.70	154
Adela	COMIBOL	5614.79	5290.28	4399.50	0.70	57
Adela	COMIBOL	5616.47	5288.95	4399.50	0.70	60			5.74
Adela	COMIBOL	5616.49	5322.18	4437.75	0.70	10
Adela	COMIBOL	5617.99	5321.13	4437.75	0.70	154
Adela	COMIBOL	5618.18	5287.52	4399.50	0.70	240			0.82
Adela	COMIBOL	5619.62	5286.16	4399.50	1.75	300			1.62
Adela	COMIBOL	5619.63	5319.98	4437.75	0.70	57
Adela	COMIBOL	5621.13	5284.72	4399.50	1.10	210			0.96
Adela	COMIBOL	5621.39	5318.73	4437.75	0.70	6
Adela	COMIBOL	5622.47	5283.46	4399.50	1.30	310			0.92
Adela	COMIBOL	5623.16	5317.43	4437.75	0.70	1,768
Adela	COMIBOL	5624.00	5282.03	4399.50	1.00	2,040			34.30
Adela	COMIBOL	5624.75	5316.25	4437.75	0.70	49
Adela	COMIBOL	5625.29	5280.88	4399.50	1.10	240			0.74
Adela	COMIBOL	5626.50	5314.96	4437.75	0.70	294
Adela	COMIBOL	5627.29	5279.26	4399.50	1.20	240			0.74
Adela	COMIBOL	5627.83	5313.80	4437.75	0.70	203
Adela	COMIBOL	5628.74	5278.08	4399.50	0.80	140			2.24
Adela	COMIBOL	5630.12	5276.75	4399.50	0.70	266			13.03
Adela	COMIBOL	5631.58	5275.27	4399.50	0.70	351			1.78
Adela	COMIBOL	5632.85	5273.98	4399.50	0.70	64			3.52
Adela	COMIBOL	5633.89	5308.51	4437.75	0.70	158
Adela	COMIBOL	5634.13	5272.49	4399.50	0.70	64			0.92
Adela	COMIBOL	5635.47	5270.94	4399.50	0.70	350			3.83
Adela	COMIBOL	5635.57	5307.15	4437.75	0.70	511
Adela	COMIBOL	5636.92	5269.49	4399.50	0.70	90			0.73
Adela	COMIBOL	5637.07	5305.93	4437.75	0.70	100
Adela	COMIBOL	5638.50	5268.09	4399.50	0.70	1,493			7.19
Adela	COMIBOL	5638.78	5304.53	4437.75	0.80	1,136
Adela	COMIBOL	5639.64	5356.92	4505.25	0.70	2,400
Adela	COMIBOL	5640.02	5266.75	4399.50	0.80	160			0.40
Adela	COMIBOL	5640.19	5303.36	4437.75	0.80	1,291
Adela	COMIBOL	5641.38	5265.54	4399.50	1.20	150			0.25
Adela	COMIBOL	5641.73	5302.12	4437.75	0.70	1,352
Adela	COMIBOL	5642.87	5264.41	4399.50	0.90	30			0.73
Adela	COMIBOL	5643.75	5300.61	4437.75	0.70	251
Adela	COMIBOL	5643.79	5354.20	4505.25	0.70	115
Adela	COMIBOL	5644.53	5263.19	4399.50	1.00	290			4.32
Adela	COMIBOL	5645.16	5299.56	4437.75	0.70	69
Adela	COMIBOL	5646.27	5261.92	4399.50	1.20	90			0.54
Adela	COMIBOL	5646.76	5298.40	4437.75	0.70	189
Adela	COMIBOL	5647.69	5351.97	4505.25	1.30	141
Adela	COMIBOL	5647.79	5260.85	4399.50	1.05	90			11.23
Adela	COMIBOL	5648.35	5297.36	4437.75	0.70	1,157
Adela	COMIBOL	5649.24	5259.90	4399.50	1.20	1,530			26.40

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5650.15	5296.19	4437.75	0.70	1,092
Adela	COMIBOL	5651.22	5258.61	4399.50	1.30	530			3.03
Adela	COMIBOL	5651.57	5295.28	4437.75	0.70	679
Adela	COMIBOL	5651.59	5349.77	4505.25	1.20	1,260
Adela	COMIBOL	5652.46	5257.80	4399.50	1.40	930			14.70
Adela	COMIBOL	5653.47	5294.07	4437.75	0.70	476
Adela	COMIBOL	5654.40	5256.54	4399.50	1.80	220			2.16
Adela	COMIBOL	5655.01	5293.09	4437.75	0.70	370
Adela	COMIBOL	5655.43	5347.52	4505.25	1.70	2,425
Adela	COMIBOL	5656.27	5255.27	4399.50	0.80	1,530			3.92
Adela	COMIBOL	5658.28	5253.86	4399.50	1.10	360			2.08
Adela	COMIBOL	5659.17	5345.26	4505.25	0.80	328
Adela	COMIBOL	5660.16	5252.60	4399.50	0.80	700			3.11
Adela	COMIBOL	5661.19	5344.01	4505.25	1.20	1,056
Adela	COMIBOL	5661.58	5288.47	4437.75	0.80	220			7.13
Adela	COMIBOL	5662.40	5251.13	4399.50	0.80	356			1.30
Adela	COMIBOL	5663.11	5287.64	4437.75	0.90	1,380			19.70
Adela	COMIBOL	5664.34	5249.87	4399.50	0.80	180			24.37
Adela	COMIBOL	5665.22	5286.49	4437.75	0.90	110			14.50
Adela	COMIBOL	5666.51	5248.36	4399.50	0.80	95			9.75
Adela	COMIBOL	5666.76	5285.65	4437.75	1.10	280			20.89
Adela	COMIBOL	5668.55	5246.85	4399.50	0.80	30			1.24
Adela	COMIBOL	5668.60	5284.64	4437.75	1.00	460			35.25
Adela	COMIBOL	5670.15	5283.59	4437.75	0.90	250			22.67
Adela	COMIBOL	5670.64	5245.43	4399.50	0.80	40			1.39
Adela	COMIBOL	5671.60	5282.47	4437.75	1.00	500			32.97
Adela	COMIBOL	5672.49	5244.23	4399.50	0.80	54			7.06
Adela	COMIBOL	5673.05	5281.33	4437.75	2.30	130
Adela	COMIBOL	5674.68	5242.79	4399.50	0.80	470			36.20
Adela	COMIBOL	5676.76	5241.32	4399.50	1.20	300			18.90
Adela	COMIBOL	5678.89	5239.82	4399.50	1.20	90			7.03
Adela	COMIBOL	5679.07	5303.82	4467.75	0.70	113
Adela	COMIBOL	5680.59	5238.56	4399.50	1.40	280			38.40
Adela	COMIBOL	5680.72	5302.16	4467.75	0.70	775
Adela	COMIBOL	5682.16	5301.03	4467.75	0.70	550
Adela	COMIBOL	5682.43	5237.12	4399.50	1.60	360			23.00
Adela	COMIBOL	5683.84	5299.84	4467.75	0.70	130
Adela	COMIBOL	5684.70	5235.34	4399.50	1.20	1,600			21.10
Adela	COMIBOL	5685.52	5298.62	4467.75	0.70	260
Adela	COMIBOL	5686.52	5233.80	4399.50	1.40	1,000			6.90
Adela	COMIBOL	5687.33	5297.04	4467.75	0.70	429
Adela	COMIBOL	5688.32	5232.00	4399.50	1.50	240			12.84
Adela	COMIBOL	5688.73	5295.82	4467.75	0.70	26
Adela	COMIBOL	5689.95	5230.35	4399.50	1.80	140			14.43
Adela	COMIBOL	5690.38	5294.55	4467.75	0.70	8
Adela	COMIBOL	5691.83	5293.37	4467.75	0.70	6
Adela	COMIBOL	5691.92	5229.42	4399.50	1.80	490			18.80
Adela	COMIBOL	5693.38	5291.90	4467.75	0.70	42
Adela	COMIBOL	5693.71	5228.27	4399.50	2.20	2,410			21.70
Adela	COMIBOL	5694.83	5290.54	4467.75	0.70	13
Adela	COMIBOL	5695.17	5227.36	4399.50	1.30	320			8.20
Adela	COMIBOL	5696.55	5289.35	4467.75	0.70	38
Adela	COMIBOL	5697.21	5226.10	4399.50	1.30	320			3.20
Adela	COMIBOL	5698.35	5288.15	4467.75	0.70	9
Adela	COMIBOL	5698.94	5225.03	4399.50	1.20	400			12.70
Adela	COMIBOL	5699.75	5287.22	4467.75	1.30	70
Adela	COMIBOL	5700.63	5223.98	4399.50	1.30	40			7.20
Adela	COMIBOL	5701.47	5285.92	4467.75	0.70	84
Adela	COMIBOL	5702.60	5222.76	4399.50	1.00	150			12.72
Adela	COMIBOL	5703.12	5284.49	4467.75	1.50	60
Adela	COMIBOL	5704.25	5221.71	4399.50	1.60	200			23.20
Adela	COMIBOL	5704.44	5283.44	4467.75	0.80	420
Adela	COMIBOL	5706.23	5220.46	4399.50	1.50	220			24.40
Adela	COMIBOL	5707.82	5281.02	4467.75	1.50	90
Adela	COMIBOL	5707.87	5219.42	4399.50	0.95	150			27.50
Adela	COMIBOL	5708.02	5254.76	4437.75	2.80	1,456			11.13

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5709.30	5279.97	4467.75	1.50	290
Adela	COMIBOL	5709.71	5253.66	4437.75	4.50	1,532
Adela	COMIBOL	5709.87	5218.17	4399.50	1.50	560			37.10
Adela	COMIBOL	5710.93	5252.86	4437.75	2.00	619			6.26
Adela	COMIBOL	5711.10	5278.69	4467.75	0.70	36
Adela	COMIBOL	5711.20	5217.36	4399.50	1.65	220			24.10
Adela	COMIBOL	5712.48	5251.86	4437.75	2.00	402
Adela	COMIBOL	5713.40	5216.04	4399.50	1.25	260			19.50
Adela	COMIBOL	5714.21	5250.62	4437.75	2.00	424			4.20
Adela	COMIBOL	5714.38	5276.23	4467.75	1.10	84
Adela	COMIBOL	5714.99	5215.09	4399.50	1.10	150			15.30
Adela	COMIBOL	5715.61	5275.16	4467.75	0.90	292
Adela	COMIBOL	5716.12	5249.28	4437.75	2.80	240
Adela	COMIBOL	5716.89	5213.94	4399.50	0.80	190			25.00
Adela	COMIBOL	5717.11	5273.86	4467.75	1.00	460
Adela	COMIBOL	5718.00	5247.96	4437.75	2.60	220			39.85
Adela	COMIBOL	5718.55	5212.95	4399.50	0.80	210			20.30
Adela	COMIBOL	5718.78	5272.52	4467.75	1.00	160
Adela	COMIBOL	5719.79	5246.73	4437.75	2.40	280
Adela	COMIBOL	5720.50	5211.74	4399.50	0.80	220			20.10
Adela	COMIBOL	5720.50	5271.30	4467.75	0.70	366
Adela	COMIBOL	5721.50	5245.55	4437.75	2.40	240			30.49
Adela	COMIBOL	5721.81	5270.25	4467.75	0.70	460
Adela	COMIBOL	5722.21	5210.66	4399.50	0.80	190			16.15
Adela	COMIBOL	5723.25	5269.00	4467.75	1.10	760
Adela	COMIBOL	5723.30	5244.37	4437.75	2.10	650
Adela	COMIBOL	5723.99	5209.54	4399.50	0.80	360			35.41
Adela	COMIBOL	5724.95	5267.86	4467.75	1.10	290
Adela	COMIBOL	5725.36	5208.68	4399.50	0.85	170			29.63
Adela	COMIBOL	5725.37	5243.07	4437.75	1.90	380			26.79
Adela	COMIBOL	5726.70	5266.93	4467.75	1.10	120
Adela	COMIBOL	5727.08	5241.99	4437.75	2.00	390
Adela	COMIBOL	5727.85	5207.12	4399.50	0.90	110			23.79
Adela	COMIBOL	5728.25	5241.25	4445.69	1.60	90
Adela	COMIBOL	5728.25	5241.25	4448.12	1.00	470			42.33
Adela	COMIBOL	5728.25	5241.25	4450.43	1.70	350
Adela	COMIBOL	5728.25	5241.25	4452.63	0.70	363			5.23
Adela	COMIBOL	5728.25	5241.25	4454.99	0.70	100
Adela	COMIBOL	5728.25	5241.25	4457.25	1.30	100			16.53
Adela	COMIBOL	5728.25	5241.25	4459.39	1.30	400
Adela	COMIBOL	5728.25	5241.25	4461.87	0.90	110
Adela	COMIBOL	5728.25	5241.25	4464.18	1.20	80			18.51
Adela	COMIBOL	5728.25	5241.25	4466.71	1.60	30
Adela	COMIBOL	5728.37	5266.06	4467.75	0.90	198
Adela	COMIBOL	5729.14	5240.70	4437.75	2.30	310			30.89
Adela	COMIBOL	5729.68	5205.98	4399.50	0.75	240			29.19
Adela	COMIBOL	5730.07	5265.17	4467.75	0.80	184
Adela	COMIBOL	5730.62	5239.76	4437.75	2.80	260
Adela	COMIBOL	5731.36	5204.92	4399.50	1.20	500			22.60
Adela	COMIBOL	5731.71	5264.31	4467.75	1.40	250
Adela	COMIBOL	5732.75	5238.52	4437.75	2.50	200			29.65
Adela	COMIBOL	5733.41	5203.62	4399.50	0.80	110			6.55
Adela	COMIBOL	5733.44	5263.40	4467.75	1.20	90
Adela	COMIBOL	5734.56	5237.46	4437.75	2.00	120
Adela	COMIBOL	5734.97	5202.63	4399.50	1.15	80			33.44
Adela	COMIBOL	5735.09	5262.48	4467.75	1.10	120
Adela	COMIBOL	5736.40	5236.39	4437.75	2.20	220			30.99
Adela	COMIBOL	5736.69	5261.60	4467.75	1.20	140
Adela	COMIBOL	5737.04	5201.32	4399.50	1.00	510			41.53
Adela	COMIBOL	5738.09	5235.41	4437.75	1.10	300			15.74
Adela	COMIBOL	5738.41	5260.65	4467.75	0.70	17
Adela	COMIBOL	5738.68	5200.33	4399.50	1.00	760			23.90
Adela	COMIBOL	5739.78	5234.31	4437.75	1.20	270
Adela	COMIBOL	5740.06	5259.65	4467.75	1.30	450
Adela	COMIBOL	5740.72	5199.11	4399.50	0.80	105			17.41
Adela	COMIBOL	5741.68	5258.57	4467.75	2.10	206

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Adela	COMIBOL	5741.84	5232.99	4437.75	1.00	110			8.92
Adela	COMIBOL	5742.59	5197.99	4399.50	0.80	15			3.13
Adela	COMIBOL	5743.41	5257.41	4467.75	1.10	60
Adela	COMIBOL	5743.49	5231.93	4437.75	0.70	60			14.25
Adela	COMIBOL	5744.53	5196.93	4399.50	0.80	206			15.62
Adela	COMIBOL	5744.81	5231.08	4437.75	0.70	266
Adela	COMIBOL	5744.81	5256.47	4467.75	1.30	7
Adela	COMIBOL	5746.36	5230.04	4437.75	0.70	160			17.03
Adela	COMIBOL	5746.52	5195.90	4399.50	1.00	280			15.90
Adela	COMIBOL	5746.54	5255.29	4467.75	2.20	120
Adela	COMIBOL	5747.78	5229.02	4437.75	0.70	31
Adela	COMIBOL	5748.41	5194.93	4399.50	0.80	120			8.85
Adela	COMIBOL	5749.09	5228.06	4437.75	0.70	4			0.51
Adela	COMIBOL	5750.53	5193.84	4399.50	0.80	50			3.62
Adela	COMIBOL	5750.65	5226.92	4437.75	1.00	800			1.98
Adela	COMIBOL	5752.21	5225.77	4437.75	0.70	84
Adela	COMIBOL	5753.98	5224.48	4437.75	0.70	600			7.78
Adela	COMIBOL	5755.66	5223.21	4437.75	1.30	200
Adela	COMIBOL	5756.93	5222.19	4437.75	0.70	29			0.28
Adela	COMIBOL	5758.45	5220.95	4437.75	1.10	700
Adela	COMIBOL	5760.01	5219.69	4437.75	0.70	86			1.14
Adela	COMIBOL	5761.63	5218.33	4437.75	0.80	500
Adela	COMIBOL	5763.14	5217.79	4437.75	1.30	400			2.77
Artola	COMIBOL	5370.83	5226.08	4469.25	0.70	697
Artola	COMIBOL	5372.63	5226.83	4469.25	0.70	593
Artola	COMIBOL	5374.10	5227.63	4469.25	0.70	3,187
Artola	COMIBOL	5374.19	5220.83	4437.25	0.70	35
Artola	COMIBOL	5375.58	5228.57	4469.25	0.70	2,700
Artola	COMIBOL	5375.74	5221.57	4437.25	0.70	2
Artola	COMIBOL	5376.95	5229.44	4469.25	0.70	917
Artola	COMIBOL	5377.33	5222.39	4437.25	0.70	1
Artola	COMIBOL	5378.33	5230.61	4469.25	0.70	796
Artola	COMIBOL	5378.95	5223.38	4437.25	0.70	1
Artola	COMIBOL	5379.69	5231.83	4469.25	0.70	728
Artola	COMIBOL	5380.58	5224.39	4437.25	0.70	10
Artola	COMIBOL	5381.01	5233.03	4469.25	0.70	549
Artola	COMIBOL	5382.11	5225.44	4437.25	0.70	12
Artola	COMIBOL	5382.27	5234.20	4469.25	0.70	152
Artola	COMIBOL	5383.60	5226.47	4437.25	0.70	27
Artola	COMIBOL	5383.71	5235.57	4469.25	0.70	282
Artola	COMIBOL	5384.99	5236.79	4469.25	0.70	49
Artola	COMIBOL	5385.14	5227.54	4437.25	0.70	52
Artola	COMIBOL	5386.14	5237.86	4469.25	0.70	133
Artola	COMIBOL	5386.72	5228.74	4437.25	0.70	62
Artola	COMIBOL	5387.46	5239.04	4469.25	0.70	375
Artola	COMIBOL	5388.04	5229.75	4437.25	0.70	64
Artola	COMIBOL	5388.82	5240.24	4469.25	0.70	746
Artola	COMIBOL	5389.51	5230.86	4437.25	0.70	50
Artola	COMIBOL	5390.06	5241.34	4469.25	0.70	56
Artola	COMIBOL	5390.98	5231.95	4437.25	0.70	93
Artola	COMIBOL	5391.15	5242.38	4469.25	0.70	114
Artola	COMIBOL	5392.54	5233.09	4437.25	0.70	93
Artola	COMIBOL	5392.61	5243.83	4469.25	0.80	300
Artola	COMIBOL	5393.93	5234.11	4437.25	0.70	28
Artola	COMIBOL	5395.51	5235.27	4437.25	0.70	71
Artola	COMIBOL	5396.85	5236.38	4437.25	0.70	134
Artola	COMIBOL	5398.49	5237.55	4437.25	0.70	42
Artola	COMIBOL	5400.63	5238.72	4437.25	0.70	47
Artola	COMIBOL	5402.34	5239.66	4437.25	0.70	27
Artola	COMIBOL	5404.36	5240.78	4437.25	0.70	156
Artola	COMIBOL	5406.15	5241.95	4437.25	0.70	55
Artola	COMIBOL	5408.02	5243.16	4437.25	0.70	10
Artola	COMIBOL	5409.60	5244.19	4437.25	0.70	359
Artola	COMIBOL	5411.45	5245.46	4437.25	0.70	114
Artola	COMIBOL	5413.33	5246.79	4437.25	0.70	26
Artola	COMIBOL	5415.02	5248.02	4437.25	0.70	8

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Artola	COMIBOL	5416.60	5249.42	4437.25	0.70	19
Artola	COMIBOL	5418.28	5250.90	4437.25	0.70	22
Artola	COMIBOL	5418.56	5262.80	4469.25	0.70	90
Artola	COMIBOL	5419.81	5252.49	4437.25	0.70	76
Artola	COMIBOL	5420.34	5263.72	4469.25	0.70	180
Artola	COMIBOL	5421.29	5254.20	4437.25	0.70	1
Artola	COMIBOL	5422.24	5264.70	4469.25	0.70	457
Artola	COMIBOL	5424.24	5265.63	4469.25	0.70	390
Artola	COMIBOL	5426.13	5266.52	4469.25	0.70	190
Artola	COMIBOL	5427.92	5267.35	4469.25	0.70	380
Artola	COMIBOL	5430.06	5268.31	4469.25	0.70	1,196
Artola	COMIBOL	5431.88	5269.12	4469.25	0.70	840
Artola	COMIBOL	5433.91	5270.03	4469.25	0.70	345
Artola	COMIBOL	5435.53	5270.90	4469.25	0.70	373
Artola	COMIBOL	5437.46	5271.99	4469.25	0.70	206
Artola	COMIBOL	5439.25	5273.02	4469.25	0.70	87
Artola	COMIBOL	5441.11	5274.34	4469.25	0.70	53
Artola	COMIBOL	5452.60	5282.96	4469.25	0.70	20
Artola	COMIBOL	5456.50	5285.17	4469.25	0.70	347
Artola	COMIBOL	5458.53	5286.35	4469.25	0.70	179
Artola	COMIBOL	5460.50	5287.85	4469.25	0.70	120
Artola	COMIBOL	5462.21	5289.23	4469.25	0.70	8
Artola	COMIBOL	5462.94	5282.04	4437.25	0.70	77
Artola	COMIBOL	5464.53	5283.01	4437.25	0.70	350
Artola	COMIBOL	5465.78	5292.12	4469.25	0.70	11
Artola	COMIBOL	5466.38	5284.15	4437.25	0.70	334
Artola	COMIBOL	5467.61	5293.58	4469.25	0.70	94
Artola	COMIBOL	5467.83	5285.04	4437.25	0.70	1,682
Artola	COMIBOL	5469.37	5285.98	4437.25	0.70	252
Artola	COMIBOL	5469.42	5294.66	4469.25	0.70	22
Artola	COMIBOL	5471.23	5286.90	4437.25	0.70	51
Artola	COMIBOL	5471.64	5295.75	4469.25	0.70	293
Artola	COMIBOL	5473.16	5287.32	4437.25	0.70	258
Artola	COMIBOL	5474.92	5287.70	4437.25	0.70	94
Artola	COMIBOL	5476.78	5288.11	4437.25	0.70	2
Artola	COMIBOL	5478.75	5288.54	4437.25	0.70	30
Artola	COMIBOL	5480.49	5288.92	4437.25	0.70	24
Artola	COMIBOL	5482.42	5289.35	4437.25	0.70	51
Artola	COMIBOL	5484.24	5289.85	4437.25	0.70	26
Artola	COMIBOL	5486.18	5290.38	4437.25	0.70	21
Artola	COMIBOL	5487.86	5291.19	4437.25	0.70	13
Artola	COMIBOL	5489.14	5302.54	4469.25	0.70	1,841
Artola	COMIBOL	5489.49	5292.27	4437.25	0.70	16
Artola	COMIBOL	5491.08	5293.23	4437.25	0.70	114
Artola	COMIBOL	5491.90	5302.71	4469.25	0.70	239
Artola	COMIBOL	5492.97	5294.39	4437.25	0.70	494
Artola	COMIBOL	5494.34	5295.29	4437.25	0.70	28
Artola	COMIBOL	5494.91	5302.94	4469.25	0.70	38
Artola	COMIBOL	5496.01	5296.39	4437.25	0.70	83
Artola	COMIBOL	5497.75	5297.57	4437.25	0.70	41
Artola	COMIBOL	5498.54	5304.11	4469.25	0.70	257
Artola	COMIBOL	5499.19	5298.52	4437.25	0.70	1,970
Artola	COMIBOL	5500.75	5299.49	4437.25	0.70	8
Artola	COMIBOL	5502.02	5305.67	4469.25	0.70	242
Artola	COMIBOL	5502.52	5300.62	4437.25	0.70	37
Artola	COMIBOL	5504.12	5301.63	4437.25	0.70	1
Artola	COMIBOL	5505.31	5307.85	4469.25	0.70	811
Artola	COMIBOL	5505.52	5302.52	4437.25	0.70	32
Artola	COMIBOL	5507.19	5303.59	4437.25	0.70	11
Artola	COMIBOL	5508.42	5304.59	4437.25	0.70	26
Artola	COMIBOL	5508.74	5309.77	4469.25	0.70	1,510
Artola	COMIBOL	5510.03	5305.89	4437.25	0.90	1,008
Artola	COMIBOL	5511.48	5307.14	4437.25	0.70	23
Artola	COMIBOL	5512.06	5311.47	4469.25	0.70	441
Artola	COMIBOL	5512.84	5308.52	4437.25	0.70	7
Artola	COMIBOL	5514.13	5309.74	4437.25	0.70	34

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Artola	COMIBOL	5515.74	5312.92	4469.25	0.70	378
Artola	COMIBOL	5515.91	5310.40	4437.25	0.70	62
Artola	COMIBOL	5517.63	5311.05	4437.25	0.70	165
Artola	COMIBOL	5518.85	5313.60	4469.25	0.70	522
Artola	COMIBOL	5519.48	5311.67	4437.25	0.70	175
Artola	COMIBOL	5520.57	5314.29	4469.25	0.70	64
Artola	COMIBOL	5521.30	5312.13	4437.25	0.70	90
Artola	COMIBOL	5522.60	5315.06	4469.25	0.70	129
Artola	COMIBOL	5522.77	5312.51	4437.25	0.70	37
Artola	COMIBOL	5524.48	5313.54	4437.25	0.70	164
Artola	COMIBOL	5524.62	5315.81	4469.25	0.70	41
Artola	COMIBOL	5526.09	5314.61	4437.25	0.70	6
Artola	COMIBOL	5526.54	5316.54	4469.25	0.70	10
Artola	COMIBOL	5527.74	5315.65	4437.25	0.70	9
Artola	COMIBOL	5528.49	5317.32	4469.25	0.70	53
Artola	COMIBOL	5529.24	5316.56	4437.25	0.70	14
Artola	COMIBOL	5530.33	5318.06	4469.25	0.70	36
Cantera	PASB	4924.05	5560.38	4395.19	1.47	140	0.05	0.15	2.51
Cantera	PASB	4928.12	5559.37	4395.19	1.51	149	0.05	0.16	1.87
Cantera	PASB	4932.11	5558.38	4395.19	1.36	92	0.02	0.08	0.74
Cantera	PASB	4936.05	5557.40	4395.19	1.38	292	0.10	0.22	2.84
Cantera	PASB	4939.97	5556.47	4395.18	1.38	476	0.06	0.21	2.13
Cantera	PASB	4943.99	5555.53	4395.17	1.30	245	0.08	0.22	2.47
Cantera	PASB	4948.04	5554.64	4395.17	1.43	562	0.14	0.31	3.60
Cantera	PASB	4951.93	5553.77	4395.14	1.38	493	0.18	0.35	6.21
Cantera	PASB	4955.82	5552.65	4395.09	1.30	144	0.05	0.21	1.38
Cantera	PASB	4959.79	5551.52	4395.03	1.30	205	0.10	0.17	2.92
Cantera	PASB	4963.81	5550.41	4395.00	0.95	118	0.04	0.20	0.96
Cantera	PASB	4967.87	5549.29	4394.98	1.38	114	0.04	0.15	1.05
Cantera	PASB	4967.92	5571.43	4356.54	1.10	151	0.14	0.62	1.66
Cantera	PASB	4971.70	5548.23	4394.96	1.64	267	0.11	0.14	1.86
Cantera	PASB	4972.04	5570.40	4356.51	0.73	110	0.13	0.74	2.97
Cantera	PASB	4975.13	5568.86	4356.51	1.01	107	0.14	0.81	3.65
Cantera	PASB	4975.76	5547.11	4394.95	1.35	80	0.02	0.10	0.52
Cantera	PASB	4979.87	5545.78	4394.96	1.07	102	0.04	0.12	0.91
Cantera	PASB	4980.28	5567.83	4356.50	1.84	372	0.31	1.24	11.00
Cantera	PASB	4983.88	5566.80	4356.45	1.00	41	0.06	0.09	0.74
Cantera	PASB	4984.16	5544.20	4395.00	1.28	148	0.06	0.71	2.45
Cantera	PASB	4987.78	5543.54	4394.93	1.13	389	0.07	0.30	1.71
Cantera	PASB	4988.00	5565.77	4356.37	1.70	141	0.20	0.12	6.91
Cantera	PASB	4991.71	5542.83	4394.85	0.99	58	0.03	0.22	0.84
Cantera	PASB	4992.12	5564.74	4356.30	1.45	130	0.15	0.16	7.36
Cantera	PASB	4995.67	5541.82	4394.83	1.13	392	0.11	0.72	2.37
Cantera	PASB	4995.73	5563.19	4356.36	2.10	75	0.11	0.07	5.83
Cantera	PASB	4999.66	5540.63	4394.84	1.13	158	0.08	0.15	1.56
Cantera	PASB	4999.85	5562.16	4356.40	1.75	167	0.19	0.05	3.41
Cantera	PASB	5003.45	5561.13	4356.34	1.05	458	0.12	0.15	11.20
Cantera	PASB	5003.63	5539.45	4394.89	1.37	603	0.22	0.28	5.57
Cantera	PASB	5007.56	5538.27	4395.03	1.63	460	0.11	1.06	2.34
Cantera	PASB	5007.57	5560.10	4356.27	2.05	458	0.15	0.22	3.90
Cantera	PASB	5011.47	5537.25	4394.96	1.13	286	0.10	0.25	2.34
Cantera	PASB	5011.69	5559.07	4356.20	2.30	61	0.05	0.10	1.92
Cantera	PASB	5015.30	5558.04	4356.19	1.90	282	0.09	0.12	3.90
Cantera	PASB	5015.54	5536.19	4394.88	1.39	562	0.18	0.62	3.83
Cantera	PASB	5019.42	5557.01	4356.23	0.76	105	0.08	0.12	1.52
Cantera	PASB	5019.47	5535.04	4394.91	1.71	490	0.18	0.17	2.45
Cantera	PASB	5023.40	5533.82	4394.98	1.88	253	0.09	0.15	2.43
Cantera	PASB	5023.54	5556.50	4356.26	0.70	343	0.14	0.78	3.99
Cantera	PASB	5027.45	5532.57	4395.06	1.54	603	0.27	0.21	3.83
Cantera	PASB	5027.66	5555.87	4356.27	1.10	172	0.10	0.26	5.40
Cantera	PASB	5031.22	5531.44	4395.08	1.14	145	0.06	0.12	1.55
Cantera	PASB	5031.26	5554.95	4356.26	1.30	304	0.13	0.16	4.00
Cantera	PASB	5035.24	5530.30	4395.15	1.39	115	0.06	0.10	1.01
Cantera	PASB	5035.38	5553.92	4356.26	0.70	494	0.09	0.16	2.57
Cantera	PASB	5039.50	5552.38	4356.25	0.70	171	0.09	0.20	5.89
Cantera	PASB	5039.51	5529.11	4395.16	1.09	83	0.05	0.11	1.01

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Cantera	PASB	5043.62	5551.35	4356.24	0.70	337	0.24	0.20	8.82
Cantera	PASB	5043.66	5527.82	4395.07	0.70	297	0.10	0.06	2.16
Cantera	PASB	5045.60	5527.12	4395.02	0.82	256	0.13	0.05	2.38
Cantera	PASB	5047.54	5526.43	4394.98	1.17	419	0.19	0.07	4.20
Cantera	PASB	5047.74	5550.83	4356.21	0.90	140	0.22	0.16	10.00
Cantera	PASB	5049.56	5525.92	4394.95	1.74	480	0.24	0.07	5.50
Cantera	PASB	5051.52	5525.32	4394.92	0.84	325	0.14	0.12	1.74
Cantera	PASB	5051.86	5549.80	4356.18	1.95	98	0.15	0.32	3.00
Cantera	PASB	5053.47	5524.62	4394.89	0.74	910	0.31	0.08	3.80
Cantera	PASB	5055.49	5524.09	4394.86	0.70	192	0.10	0.03	0.86
Cantera	PASB	5055.98	5548.77	4356.15	0.90	251	0.40	0.68	19.60
Cantera	PASB	5057.48	5523.63	4394.86	0.70	310	0.17	0.05	1.36
Cantera	PASB	5059.42	5522.94	4394.88	0.70	233	0.11	0.06	2.53
Cantera	PASB	5060.10	5547.74	4356.12	1.00	190	0.24	0.23	9.50
Cantera	PASB	5061.49	5522.60	4394.91	0.76	241	0.13	0.04	3.20
Cantera	PASB	5063.44	5521.91	4394.96	1.00	230	0.08	0.04	1.80
Cantera	PASB	5063.71	5547.23	4356.09	0.80	464	0.30	1.04	19.60
Cantera	PASB	5065.37	5521.21	4395.03	1.11	745	0.22	0.14	7.50
Cantera	PASB	5067.36	5520.63	4395.10	1.05	307	0.19	1.68	9.80
Cantera	PASB	5067.83	5546.71	4356.05	0.70	108	0.11	0.31	5.71
Cantera	PASB	5069.31	5519.94	4395.17	0.80	1,086	0.47	0.18	15.10
Cantera	PASB	5071.23	5519.25	4395.11	1.14	472	0.19	0.10	8.00
Cantera	PASB	5072.46	5545.68	4356.03	0.70	1,080	0.19	1.06	10.86
Cantera	PASB	5073.19	5518.57	4395.05	1.02	804	0.32	0.17	14.70
Cantera	PASB	5075.15	5517.95	4394.98	2.18	356	0.14	0.07	6.69
Cantera	PASB	5076.58	5544.65	4356.05	0.70	247	0.13	1.28	9.26
Cantera	PASB	5077.13	5517.38	4394.92	2.14	512	0.22	0.19	10.73
Cantera	PASB	5079.14	5516.90	4394.87	2.13	869	0.30	0.26	8.71
Cantera	PASB	5080.62	5544.32	4356.08	0.70	1,097	0.14	0.65	5.14
Cantera	PASB	5081.22	5516.55	4394.93	1.18	654	0.28	0.20	16.30
Cantera	PASB	5084.82	5543.11	4356.10	0.70	229	0.20	0.85	15.77
Cantera	PASB	5088.94	5542.08	4356.12	0.70	446	0.34	6.86	16.54
Cantera	PASB	5090.99	5515.19	4395.10	1.83	193	0.09	0.10	3.25
Cantera	PASB	5093.06	5541.05	4356.14	0.70	247	0.13	0.91	5.36
Cantera	PASB	5094.99	5514.41	4395.03	1.78	86	0.04	0.08	3.28
Cantera	PASB	5096.67	5538.99	4356.16	1.30	1,097	0.19	0.13	3.00
Cantera	PASB	5098.91	5513.53	4394.98	1.77	507	0.20	0.14	7.83
Cantera	PASB	5100.27	5537.44	4356.16	1.20	166	0.22	0.23	10.90
Cantera	PASB	5102.98	5512.32	4394.99	1.58	322	0.20	0.13	8.56
Cantera	PASB	5103.88	5535.38	4356.06	0.70	53	0.09	0.07	4.29
Cantera	PASB	5107.03	5511.11	4394.99	1.75	132	0.11	0.15	4.35
Cantera	PASB	5107.48	5532.81	4355.95	0.70	26	0.05	0.03	1.94
Cantera	PASB	5110.57	5530.75	4355.86	0.70	98	0.08	0.10	7.66
Cantera	PASB	5110.87	5509.86	4394.98	1.33	34	0.03	0.16	1.40
Cantera	PASB	5114.69	5508.12	4394.85	1.77	98	0.05	0.08	1.04
Cantera	PASB	5114.69	5528.17	4355.82	1.00	408	0.12	0.10	6.30
Cantera	PASB	5117.78	5526.11	4355.81	0.70	79	0.77	0.16	12.07
Cantera	PASB	5118.10	5506.83	4394.79	1.58	234	0.13	0.13	3.60
Cantera	PASB	5120.87	5523.54	4355.80	0.70	75	0.04	0.09	7.76
Cantera	PASB	5122.15	5505.61	4394.79	1.58	322	0.14	0.12	3.24
Cantera	PASB	5124.48	5520.96	4355.71	0.70	81	0.04	0.07	4.00
Cantera	PASB	5126.11	5504.18	4394.82	2.04	96	0.09	0.07	0.95
Cantera	PASB	5127.57	5518.39	4355.62	0.70	230	0.15	0.30	20.57
Cantera	PASB	5129.95	5502.54	4394.87	2.06	62	0.06	0.07	1.20
Cantera	PASB	5131.17	5515.81	4355.51	0.70	112	0.04	0.15	4.64
Cantera	PASB	5133.52	5500.93	4394.93	1.25	370	0.22	0.15	6.91
Cantera	PASB	5134.26	5513.24	4355.46	1.10	22	0.02	0.04	0.50
Cantera	PASB	5136.86	5498.45	4394.86	1.24	202	0.22	0.15	3.77
Cantera	PASB	5137.35	5510.66	4355.43	0.70	74	0.01	0.04	1.30
Cantera	PASB	5140.44	5507.57	4355.38	0.70	55	0.02	0.05	1.04
Cantera	PASB	5143.43	5493.57	4394.72	2.09	108	0.13	0.10	1.93
Cantera	PASB	5143.53	5505.00	4355.32	0.70	41	0.02	0.04	1.39
Cantera	PASB	5146.71	5491.01	4394.68	1.48	134	0.16	0.12	1.27
Cantera	PASB	5147.14	5502.94	4355.30	0.70	66	0.02	0.12	4.07
Cantera	PASB	5149.82	5488.36	4394.69	0.94	134	0.09	0.09	2.15
Cantera	PASB	5150.23	5499.85	4355.31	0.70	36	0.02	0.07	1.98

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Cantera	PASB	5152.87	5485.10	4394.68	1.28	184	0.15	0.08	1.66
Cantera	PASB	5153.90	5498.28	4355.31	1.40	155	0.06	0.03	1.36
Cantera	PASB	5155.76	5481.88	4394.76	1.70	158	0.14	0.08	2.31
Cantera	PASB	5156.92	5494.70	4355.31	1.35	96	0.16	0.07	8.29
Cantera	PASB	5158.65	5478.95	4394.78	1.94	64	0.05	0.05	0.67
Cantera	PASB	5160.01	5492.12	4355.32	0.90	309	0.16	0.08	8.06
Cantera	PASB	5161.16	5476.06	4394.72	1.98	98	0.07	0.11	1.55
Cantera	PASB	5162.59	5489.03	4355.32	0.70	53	0.09	0.09	0.45
Cantera	PASB	5164.04	5472.78	4394.64	1.79	100	0.17	0.09	2.62
Cantera	PASB	5165.68	5485.94	4355.24	0.70	8	0.01	0.01	0.46
Cantera	PASB	5167.14	5470.18	4394.70	1.23	54	0.07	0.12	0.74
Cantera	PASB	5168.25	5483.37	4355.18	0.70	9	0.01	0.01	0.62
Cantera	PASB	5170.12	5467.89	4394.81	0.74	83	0.14	0.08	0.25
Cantera	PASB	5171.34	5480.28	4355.17	0.70	9	0.01	0.01	0.10
Cantera	PASB	5173.11	5464.98	4394.86	0.82	67	0.08	0.09	0.41
Cantera	PASB	5174.43	5477.70	4355.24	0.70	18	0.03	0.01	0.78
Cantera	PASB	5176.50	5461.32	4394.88	0.75	36	0.07	0.06	0.15
Cantera	PASB	5177.52	5474.61	4355.28	0.70	60	0.05	0.02	3.45
Cantera	PASB	5180.61	5471.52	4355.27	0.75	31	0.04	0.01	0.75
Cantera	PASB	5181.57	5456.07	4394.71	1.09	19	0.03	0.07	1.43
Cantera	PASB	5183.70	5468.43	4355.27	1.30	31	0.06	0.01	1.65
Cantera	PASB	5184.59	5452.95	4394.61	1.12	38	0.06	0.09	3.09
Cantera	PASB	5186.28	5465.86	4355.34	1.60	44	0.10	0.01	0.92
Cantera	PASB	5187.53	5450.16	4394.65	1.17	22	0.04	0.06	1.89
Cantera	PASB	5187.82	5462.77	4355.38	1.54	52	0.11	0.01	0.51
Cantera	PASB	5190.49	5447.49	4394.75	0.70	77	0.11	0.06	3.96
Cantera	PASB	5190.91	5459.68	4355.27	1.95	45	0.06	0.01	0.15
Cantera	PASB	5193.46	5444.87	4394.73	0.70	148	0.24	0.08	3.53
Cantera	PASB	5193.49	5457.10	4355.17	2.05	74	0.08	0.01	0.27
Cantera	PASB	5196.38	5441.89	4394.73	0.70	339	0.24	0.17	2.45
Cantera	PASB	5196.58	5454.53	4355.13	0.70	44	0.05	0.01	0.70
Cantera	PASB	5198.81	5439.40	4394.73	0.87	57	0.10	0.10	2.18
Cantera	PASB	5199.67	5451.95	4355.18	0.70	18	0.02	0.01	0.41
Cantera	PASB	5201.86	5435.90	4394.82	1.24	97	0.26	0.09	3.09
Cantera	PASB	5202.76	5448.86	4355.23	0.70	2	0.00	0.01	0.02
Cantera	PASB	5204.51	5432.87	4394.90	1.41	144	0.23	0.09	5.82
Cantera	PASB	5205.85	5445.77	4355.33	0.70	23	0.06	0.01	0.53
Cantera	PASB	5207.49	5429.69	4394.83	0.77	124	0.28	0.16	5.42
Cantera	PASB	5208.94	5442.68	4355.44	0.90	28	0.09	0.01	0.16
Cantera	PASB	5210.48	5426.93	4394.86	1.23	64	0.10	0.11	2.25
Cantera	PASB	5212.03	5439.59	4355.56	1.00	95	0.12	0.03	5.15
Cantera	PASB	5213.46	5424.24	4394.89	1.04	107	0.20	0.09	4.32
Cantera	PASB	5215.12	5437.02	4355.48	0.70	39	0.07	0.02	3.98
Cantera	PASB	5216.60	5421.47	4394.94	1.06	234	0.40	0.15	9.42
Cantera	PASB	5218.19	5433.95	4355.38	0.90	219	0.02	0.17	1.25
Cantera	PASB	5219.74	5418.58	4394.90	1.72	79	0.15	0.07	2.39
Cantera	PASB	5221.30	5431.35	4355.34	0.70	38	0.01	0.11	0.88
Cantera	PASB	5222.93	5415.59	4394.83	1.45	175	0.22	0.08	2.68
Cantera	PASB	5224.39	5428.78	4355.29	0.70	91	0.02	0.23	4.00
Cantera	PASB	5225.93	5413.27	4394.84	1.20	286	0.24	0.07	2.38
Cantera	PASB	5227.48	5425.69	4355.27	0.90	43	0.02	0.09	2.13
Cantera	PASB	5229.36	5410.79	4394.92	0.87	92	0.23	0.11	1.70
Cantera	PASB	5230.05	5422.60	4355.28	1.50	149	0.04	0.18	8.50
Cantera	PASB	5232.78	5408.33	4395.01	0.82	131	0.31	0.09	2.50
Cantera	PASB	5233.14	5419.51	4355.29	0.75	103	0.03	0.11	4.00
Cantera	PASB	5236.02	5405.92	4395.05	0.70	109	0.19	0.06	3.16
Cantera	PASB	5236.23	5416.42	4355.43	0.70	21	0.02	0.03	1.77
Cantera	PASB	5239.27	5403.30	4394.96	0.70	90	0.19	0.07	0.27
Cantera	PASB	5239.32	5413.84	4355.46	0.70	41	0.02	0.10	1.01
Cantera	PASB	5242.41	5410.75	4355.39	0.70	9	0.02	0.01	0.15
Cantera	PASB	5242.43	5400.81	4394.90	0.70	51	0.23	0.07	0.72
Cantera	PASB	5245.59	5398.72	4394.99	0.70	13	0.08	0.04	0.43
Cantera	PASB	5248.26	5396.05	4395.01	0.70	41	0.13	0.13	2.47
Cantera	PASB	5251.20	5392.76	4395.01	0.99	63	0.20	0.09	1.64
Cantera	PASB	5254.12	5389.46	4395.01	0.71	27	0.10	0.07	1.39
Cantera	PASB	5257.05	5386.15	4395.01	0.93	77	0.16	0.10	0.84

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Cantera	PASB	5260.03	5383.22	4395.04	1.05	3	0.00	0.05	0.05
Cantera	PASB	5262.99	5380.42	4395.07	1.02	608	0.61	0.11	0.35
Cantera	PASB	5265.98	5377.65	4395.09	0.93	27	0.04	0.09	0.96
Cantera	PASB	5269.12	5374.84	4395.09	0.76	14	0.01	0.08	0.34
Cantera	PASB	5272.04	5372.27	4395.06	1.00	71	0.03	0.08	0.79
Cantera	PASB	5275.16	5369.55	4394.99	0.93	55	0.17	0.13	3.37
Cantera	PASB	5278.24	5366.75	4394.94	0.75	29	0.01	0.06	0.21
Cantera	PASB	5280.93	5363.79	4395.01	0.98	98	0.06	0.07	1.14
Cantera	PASB	5283.87	5360.93	4395.33	0.70	240	0.25	0.14	3.15
Cantera	PASB	5288.09	5344.18	4438.84	1.47	383	0.13	0.09	0.05
Cantera	PASB	5288.64	5355.96	4395.90	0.70	208			4.86
Cantera	PASB	5290.06	5354.46	4395.21	0.70	123			4.28
Cantera	PASB	5291.07	5341.29	4438.83	1.58	360	1.10	0.07	3.70
Cantera	PASB	5291.78	5353.28	4395.21	0.70	70			2.91
Cantera	PASB	5293.30	5351.90	4395.22	0.70	163			3.21
Cantera	PASB	5294.27	5338.62	4438.68	1.22	349	0.49	0.23	5.95
Cantera	PASB	5295.00	5350.67	4395.23	0.70	168			2.77
Cantera	PASB	5296.70	5349.51	4395.27	0.70	162			4.19
Cantera	PASB	5297.47	5335.95	4438.53	0.72	310	0.11	0.06	1.32
Cantera	PASB	5298.33	5348.22	4395.31	0.70	154			1.89
Cantera	PASB	5300.00	5347.00	4395.35	0.85	240			7.35
Cantera	PASB	5300.76	5333.29	4438.54	0.99	282	0.14	0.08	2.46
Cantera	PASB	5301.73	5345.83	4395.39	0.70	191			5.77
Cantera	PASB	5303.25	5344.45	4395.41	0.90	260			6.92
Cantera	PASB	5304.01	5330.68	4438.58	0.97	118	0.08	0.06	1.05
Cantera	PASB	5304.99	5343.29	4395.40	0.90	121			8.00
Cantera	PASB	5306.19	5328.82	4438.61	0.77	190	0.22	0.09	3.42
Cantera	PASB	5306.72	5342.13	4395.39	0.80	177			8.97
Cantera	PASB	5307.99	5340.46	4395.38	0.70	178			10.41
Cantera	PASB	5308.79	5325.92	4438.60	0.70	44	0.05	0.08	1.82
Cantera	PASB	5309.46	5339.02	4395.37	0.70	135			9.51
Cantera	PASB	5311.15	5337.82	4395.36	0.70	168			9.93
Cantera	PASB	5312.72	5336.47	4395.36	0.75	159			10.91
Cantera	PASB	5313.47	5322.56	4438.28	0.95	39	0.03	0.09	1.86
Cantera	PASB	5314.28	5335.13	4395.37	0.70	96			4.84
Cantera	PASB	5317.21	5332.23	4395.39	0.80	34			3.19
Cantera	PASB	5317.47	5318.64	4438.51	0.70	12	0.01	0.06	0.34
Cantera	PASB	5321.10	5315.18	4438.53	0.70	263	0.13	0.14	4.55
Cantera	PASB	5323.86	5326.00	4395.43	0.81	60	0.18	0.17	4.58
Cantera	PASB	5325.53	5311.53	4438.19	0.70	69	0.05	0.07	4.99
Cantera	PASB	5326.86	5323.40	4395.44	0.94	57	0.13	0.15	3.99
Cantera	PASB	5328.69	5308.73	4438.39	0.99	1,005	0.26	0.05	2.38
Cantera	PASB	5330.03	5320.63	4395.46	0.97	61	0.16	0.15	5.14
Cantera	PASB	5332.64	5305.25	4438.59	1.12	1,341	0.64	0.13	9.33
Cantera	PASB	5333.32	5317.77	4395.48	0.98	37	0.05	0.10	1.49
Cantera	PASB	5335.73	5302.67	4438.40	0.94	480	0.18	0.09	6.00
Cantera	PASB	5336.57	5315.05	4395.56	1.17	23	0.04	0.08	0.80
Cantera	PASB	5338.81	5300.10	4438.22	0.74	358	0.17	0.16	10.50
Cantera	PASB	5339.82	5312.48	4395.68	1.24	247	0.11	0.08	0.80
Cantera	PASB	5341.67	5297.56	4438.42	0.70	1,074	0.41	0.12	2.03
Cantera	PASB	5343.05	5310.12	4395.64	0.85	8	0.05	0.06	0.16
Cantera	PASB	5345.41	5294.23	4438.71	1.58	1,341	0.40	0.08	6.63
Cantera	PASB	5346.30	5307.76	4395.60	0.88	161	0.40	0.11	1.87
Cantera	PASB	5348.51	5291.88	4438.60	1.19	980	0.44	0.09	11.63
Cantera	PASB	5351.72	5289.50	4438.42	1.07	455	0.15	0.09	5.23
Cantera	PASB	5356.13	5286.34	4438.36	0.92	105	0.12	0.06	6.63
Cantera	PASB	5360.94	5283.21	4438.89	1.35	65	0.05	0.08	4.08
Cantera	COMIBOL	4860.54	5535.34	4392.50	0.80	280			10.65
Cantera	COMIBOL	4862.82	5534.80	4392.50	0.80	200			8.94
Cantera	COMIBOL	4864.76	5534.34	4392.50	0.80	90			8.84
Cantera	COMIBOL	4866.68	5533.89	4392.50	0.80	172			5.04
Cantera	COMIBOL	4868.81	5533.40	4392.50	0.80	95			2.11
Cantera	COMIBOL	4870.93	5532.90	4392.50	0.80	30			9.65
Cantera	COMIBOL	4872.99	5532.43	4392.50	0.80	997			9.25
Cantera	COMIBOL	4874.93	5531.98	4392.50	0.70	130			3.52
Cantera	COMIBOL	4877.24	5531.54	4392.50	0.80	997

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Cantera	COMIBOL	4877.48	5510.72	4435.00	1.30	210			2.84
Cantera	COMIBOL	4879.18	5531.23	4392.50	0.80	60
Cantera	COMIBOL	4879.61	5510.31	4435.00	1.60	200
Cantera	COMIBOL	4881.33	5530.90	4392.50	0.80	45			1.69
Cantera	COMIBOL	4881.61	5509.93	4435.00	1.70	220			3.29
Cantera	COMIBOL	4883.22	5530.60	4392.50	0.80	40
Cantera	COMIBOL	4883.99	5509.48	4435.00	1.30	1,070			1.71
Cantera	COMIBOL	4885.49	5530.25	4392.50	0.80	37			4.08
Cantera	COMIBOL	4886.10	5509.08	4435.00	1.20	540
Cantera	COMIBOL	4887.35	5529.96	4392.50	0.80	260
Cantera	COMIBOL	4888.23	5508.67	4435.00	0.90	400			1.51
Cantera	COMIBOL	4889.42	5529.56	4392.50	0.80	105			4.89
Cantera	COMIBOL	4890.40	5508.30	4435.00	0.80	1,440
Cantera	COMIBOL	4891.30	5529.08	4392.50	0.90	240
Cantera	COMIBOL	4892.26	5507.98	4435.00	0.90	160			3.92
Cantera	COMIBOL	4893.30	5528.56	4392.50	0.80	370			9.65
Cantera	COMIBOL	4894.37	5507.62	4435.00	0.90	340
Cantera	COMIBOL	4895.03	5528.12	4392.50	0.75	270			7.54
Cantera	COMIBOL	4896.64	5507.23	4435.00	0.70	343			5.08
Cantera	COMIBOL	4897.03	5527.61	4392.50	0.75	350
Cantera	COMIBOL	4898.87	5506.73	4435.00	0.80	500
Cantera	COMIBOL	4900.85	5506.20	4435.00	1.10	580			3.52
Cantera	COMIBOL	4902.82	5505.68	4435.00	0.80	1,440
Cantera	COMIBOL	4904.92	5505.13	4435.00	1.10	20
Cantera	COMIBOL	4907.09	5504.56	4435.00	0.70	280			2.91
Cantera	COMIBOL	4909.16	5504.08	4435.00	0.90	1,420
Cantera	COMIBOL	4911.35	5503.65	4435.00	1.20	1,060			8.80
Cantera	COMIBOL	4913.40	5503.25	4435.00	1.10	200
Cantera	COMIBOL	4915.28	5502.62	4435.00	0.70	320			5.43
Cantera	COMIBOL	4917.73	5502.14	4435.00	0.70	274
Cantera	COMIBOL	4919.77	5501.75	4435.00	0.70	1,200			1.00
Cantera	COMIBOL	4921.98	5501.30	4435.00	0.70	57
Cantera	COMIBOL	4924.35	5500.79	4435.00	0.70	50			1.91
Cantera	COMIBOL	4926.43	5500.35	4435.00	0.80	180
Cantera	COMIBOL	4928.62	5499.93	4435.00	0.80	40			2.37
Cantera	COMIBOL	4930.96	5499.53	4435.00	0.70	21
Cantera	COMIBOL	4932.98	5499.04	4435.00	0.70	55			1.42
Cantera	COMIBOL	4934.76	5498.59	4435.00	0.70	126
Cantera	COMIBOL	4937.34	5497.94	4435.00	0.70	236			5.94
Cantera	COMIBOL	4939.66	5497.30	4435.00	0.70	157
Cantera	COMIBOL	4941.92	5496.64	4435.00	0.70	80			4.99
Cantera	COMIBOL	4943.98	5496.04	4435.00	0.70	29
Cantera	COMIBOL	4946.21	5495.37	4435.00	0.80	180			5.94
Cantera	COMIBOL	4948.25	5494.75	4435.00	0.90	70
Cantera	COMIBOL	4950.44	5494.10	4435.00	0.70	309			4.59
Cantera	COMIBOL	4952.63	5493.61	4435.00	0.70	166
Cantera	COMIBOL	4955.14	5493.06	4435.00	0.70	300			2.88
Cantera	COMIBOL	4956.67	5492.73	4435.00	0.70	291
Cantera	COMIBOL	4979.06	5486.57	4435.00	1.00	232			4.42
Cantera	COMIBOL	5020.82	5474.17	4435.00	1.00	273			3.80
Cantera	COMIBOL	5044.82	5441.21	4467.50	0.70	268			5.59
Cantera	COMIBOL	5062.95	5462.47	4435.00	0.70	381			8.77
Cantera	COMIBOL	5070.15	5429.28	4467.50	0.80	199			2.63
Cantera	COMIBOL	5086.59	5497.31	4355.51	1.00	85			9.91
Cantera	COMIBOL	5086.59	5497.31	4357.54	1.00	148			17.34
Cantera	COMIBOL	5086.59	5497.31	4359.83	1.00	162			20.57
Cantera	COMIBOL	5086.59	5497.31	4361.99	1.00	163			11.17
Cantera	COMIBOL	5086.59	5497.31	4363.64	1.00	193			12.47
Cantera	COMIBOL	5086.59	5497.31	4365.99	1.00	106			4.81
Cantera	COMIBOL	5086.59	5497.31	4367.77	1.00	245			13.94
Cantera	COMIBOL	5086.59	5497.31	4370.18	1.00	133			6.66
Cantera	COMIBOL	5086.59	5497.31	4372.28	1.00	80			5.30
Cantera	COMIBOL	5086.59	5497.31	4374.69	1.00	69			4.91
Cantera	COMIBOL	5086.59	5497.31	4376.66	1.00	203			9.67
Cantera	COMIBOL	5086.59	5497.31	4378.76	1.00	154			14.72
Cantera	COMIBOL	5086.59	5497.31	4380.79	1.00	61			2.47

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Cantera	COMIBOL	5086.59	5497.31	4382.95	1.00	112			3.73
Cantera	COMIBOL	5086.59	5497.31	4385.11	1.00	497			12.32
Cantera	COMIBOL	5086.59	5497.31	4387.14	1.00	334			7.51
Cantera	COMIBOL	5086.59	5497.31	4389.30	1.00	331			15.72
Cantera	COMIBOL	5086.59	5497.31	4391.65	1.00	275			9.97
Cantera	COMIBOL	5091.96	5419.80	4467.50	0.98	247			6.58
Cantera	COMIBOL	5103.67	5444.65	4435.00	0.90	207			3.32
Cantera	COMIBOL	5116.55	5406.48	4467.50	0.98	215			7.99
Cantera	COMIBOL	5135.44	5399.10	4467.50	0.75	198			4.89
Cantera	COMIBOL	5139.94	5422.06	4435.00	0.80	129			4.10
Cantera	COMIBOL	5151.70	5389.41	4467.50	0.70	260			4.34
Cantera	COMIBOL	5171.09	5398.00	4435.00	0.80	209			2.82
Cantera	COMIBOL	5171.16	5376.46	4467.50	0.70	110			4.34
Cantera	COMIBOL	5187.83	5365.49	4467.50	0.85	318			6.07
Cantera	COMIBOL	5188.07	5408.96	4355.19	1.00	330			2.83
Cantera	COMIBOL	5188.07	5408.96	4357.35	1.00	63			1.90
Cantera	COMIBOL	5188.07	5408.96	4359.32	1.00	67			0.79
Cantera	COMIBOL	5188.07	5408.96	4361.42	1.00	34			1.97
Cantera	COMIBOL	5188.07	5408.96	4363.39	1.00	46			2.82
Cantera	COMIBOL	5188.07	5408.96	4365.29	1.00	40			3.38
Cantera	COMIBOL	5188.07	5408.96	4367.39	1.00	17			1.13
Cantera	COMIBOL	5188.07	5408.96	4369.48	1.00	64			3.37
Cantera	COMIBOL	5188.07	5408.96	4371.52	1.00	53			1.23
Cantera	COMIBOL	5188.07	5408.96	4373.49	1.00	71			2.37
Cantera	COMIBOL	5188.07	5408.96	4375.45	1.00	93			4.06
Cantera	COMIBOL	5188.07	5408.96	4377.49	1.00	116			4.29
Cantera	COMIBOL	5188.07	5408.96	4379.52	1.00	68			2.65
Cantera	COMIBOL	5188.07	5408.96	4381.42	1.00	25			0.92
Cantera	COMIBOL	5188.07	5408.96	4383.46	1.00	39			0.86
Cantera	COMIBOL	5188.07	5408.96	4385.62	1.00	61			3.33
Cantera	COMIBOL	5188.07	5408.96	4387.52	1.00	101			3.65
Cantera	COMIBOL	5188.07	5408.96	4389.49	1.00	100			3.20
Cantera	COMIBOL	5188.07	5408.96	4391.65	1.00	104			1.36
Cantera	COMIBOL	5201.76	5371.96	4435.00	1.24	254			4.11
Cantera	COMIBOL	5210.04	5348.97	4467.50	0.90	403			6.47
Cantera	COMIBOL	5232.51	5345.74	4435.00	1.00	490			6.26
Cantera	COMIBOL	5250.34	5317.70	4467.50	1.00	616			5.79
Cantera	COMIBOL	5297.34	5279.78	4467.50	1.00	227			2.59
Cantera	COMIBOL	5313.22	5267.54	4467.50	0.85	304			6.22
Cantera	COMIBOL	5328.32	5254.79	4467.50	0.70	228			5.97
Cantera	COMIBOL	5344.45	5242.09	4467.50	0.70	185			5.93
Cantera	COMIBOL	5362.21	5229.58	4467.50	0.85	431			12.22
Cantera	COMIBOL	5365.19	5235.94	4435.00	0.70	170			6.95
Deseada	PASB	4720.00	5160.70	4438.92	1.10	232			4.10
Deseada	PASB	4722.04	5160.34	4438.95	1.78	259			16.60
Deseada	PASB	4724.10	5160.07	4438.97	1.55	390			15.80
Deseada	PASB	4726.11	5159.61	4438.97	1.95	141			3.70
Deseada	PASB	4728.19	5159.40	4438.96	2.00	203			14.20
Deseada	PASB	4730.19	5158.90	4438.96	1.85	253			18.20
Deseada	PASB	4732.23	5158.55	4438.95	1.40	294			25.10
Deseada	PASB	4734.26	5158.16	4438.96	0.90	242			15.70
Deseada	PASB	4736.27	5157.70	4438.96	1.90	251			15.00
Deseada	PASB	4740.19	5156.44	4438.97	1.05	284			12.50
Deseada	PASB	4742.13	5155.72	4438.98	1.60	280			15.00
Deseada	PASB	4744.07	5154.97	4438.98	1.00	237			17.00
Deseada	PASB	4746.00	5154.25	4438.96	1.70	288			17.80
Deseada	PASB	4747.94	5153.53	4439.06	0.70	326			20.00
Deseada	PASB	4749.94	5153.02	4439.16	1.05	304			13.80
Deseada	PASB	4751.93	5152.53	4439.26	1.10	826			23.10
Deseada	PASB	4753.92	5151.95	4439.21	0.80	476			19.00
Deseada	PASB	4755.90	5151.38	4439.15	1.40	974			14.60
Deseada	PASB	4757.87	5150.77	4439.10	1.40	416			8.00
Deseada	PASB	4952.59	5100.63	4439.95	2.73	168	0.26	0.28	0.04
Deseada	PASB	4956.44	5099.15	4439.86	1.98	1	0.00	0.04	0.35
Deseada	PASB	4958.47	5098.55	4439.92	2.70	59	0.10	0.06	0.01
Deseada	PASB	4963.58	5097.13	4440.15	1.42	331	0.48	0.24	0.04

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	PASB	4967.46	5095.76	4440.02	1.48	546	1.10	0.35	9.01
Deseada	PASB	4972.08	5094.10	4440.21	1.70	489	0.93	0.21	0.07
Deseada	PASB	4977.16	5092.90	4440.02	2.25	229	0.47	0.09	0.05
Deseada	PASB	4979.70	5125.12	4396.45	1.30	202	0.56	0.64	7.00
Deseada	PASB	4980.68	5091.91	4439.90	1.71	17	0.04	0.04	0.01
Deseada	PASB	4981.76	5124.73	4396.50	1.10	53	0.09	0.13	1.40
Deseada	PASB	4983.79	5124.28	4396.52	1.45	107	0.29	0.07	3.80
Deseada	PASB	4984.28	5090.57	4439.95	1.65	99	0.20	0.05	2.55
Deseada	PASB	4985.90	5124.04	4396.45	1.30	350	0.84	0.14	7.50
Deseada	PASB	4987.94	5123.58	4396.38	1.72	219	0.60	0.08	5.50
Deseada	PASB	4988.23	5089.55	4440.03	1.60	196	0.40	0.08	1.68
Deseada	PASB	4989.94	5123.05	4396.31	1.90	116	0.31	0.09	6.75
Deseada	PASB	4991.98	5122.63	4396.24	1.55	122	0.29	0.12	3.80
Deseada	PASB	4992.82	5089.04	4440.09	0.90	71	0.12	0.07	2.21
Deseada	PASB	4993.95	5122.02	4396.17	1.60	35	0.10	0.09	1.48
Deseada	PASB	4995.94	5121.45	4396.12	0.75	28	0.06	0.04	1.20
Deseada	PASB	4997.01	5088.73	4439.80	1.05	46	0.09	0.05	0.70
Deseada	PASB	4997.95	5120.92	4396.12	1.10	60	0.13	0.06	1.56
Deseada	PASB	4999.94	5120.35	4396.13	2.08	36	0.06	0.15	0.90
Deseada	PASB	5000.57	5087.81	4439.93	0.91	116	0.33	0.06	0.92
Deseada	PASB	5001.85	5119.60	4396.13	2.00	51	0.09	0.11	1.68
Deseada	PASB	5003.82	5118.99	4396.13	2.00	139	0.20	0.07	0.84
Deseada	PASB	5004.77	5086.79	4440.01	0.70	25	0.08	0.03	0.36
Deseada	PASB	5005.77	5118.31	4396.13	2.30	169	0.30	0.07	2.20
Deseada	PASB	5007.78	5117.78	4396.11	2.15	334	0.64	0.08	5.50
Deseada	PASB	5008.98	5085.07	4440.03	0.78	202	0.32	0.04	1.38
Deseada	PASB	5009.78	5117.28	4396.09	1.80	110	0.18	0.17	3.00
Deseada	PASB	5011.82	5116.83	4396.07	1.70	397	0.68	0.20	3.70
Deseada	PASB	5012.48	5083.46	4440.21	1.40	151	0.31	0.21	2.06
Deseada	PASB	5013.81	5116.26	4396.05	1.20	176	0.40	0.13	10.40
Deseada	PASB	5015.78	5115.66	4396.03	0.70	73	0.16	0.04	1.82
Deseada	PASB	5016.12	5081.43	4440.16	1.15	179	0.42	0.09	4.44
Deseada	PASB	5017.78	5115.13	4396.01	0.70	39	0.09	0.03	1.89
Deseada	PASB	5020.16	5079.46	4440.11	1.13	343	1.07	0.15	5.34
Deseada	PASB	5024.28	5078.06	4440.07	1.30	99	0.24	0.09	1.84
Deseada	PASB	5027.62	5076.76	4440.12	0.90	25	0.08	0.06	2.11
Deseada	PASB	5028.61	5112.00	4396.07	0.98	331	0.51	0.09	1.52
Deseada	PASB	5031.78	5075.04	4440.24	0.80	7	0.03	0.04	0.84
Deseada	PASB	5032.65	5111.33	4396.08	0.75	29	0.10	0.06	0.72
Deseada	PASB	5035.08	5073.60	4440.33	1.33	228	0.50	0.06	4.80
Deseada	PASB	5036.38	5109.48	4396.09	1.26	2	0.00	0.04	0.40
Deseada	PASB	5039.31	5071.46	4440.47	0.95	84	0.21	0.07	1.82
Deseada	PASB	5039.97	5107.04	4396.10	0.70	35	0.06	0.11	1.05
Deseada	PASB	5043.38	5069.63	4440.46	1.40	159	0.39	0.08	8.19
Deseada	PASB	5043.68	5105.11	4396.13	0.70	84	0.22	0.11	0.91
Deseada	PASB	5047.30	5102.76	4396.25	0.97	275	0.59	0.08	3.69
Deseada	PASB	5048.62	5067.95	4440.10	1.25	205	0.53	0.11	9.36
Deseada	PASB	5051.45	5102.60	4396.39	1.43	114	0.27	0.06	1.81
Deseada	PASB	5051.54	5065.75	4439.99	1.35	82	0.24	0.11	1.92
Deseada	PASB	5054.48	5063.97	4440.07	1.30	73	0.24	0.18	2.71
Deseada	PASB	5054.95	5099.79	4396.43	1.00	91	0.17	0.07	1.91
Deseada	PASB	5058.50	5062.46	4440.25	1.00	120	0.51	0.18	1.55
Deseada	PASB	5060.93	5097.39	4395.93	0.70	329	0.96	0.29	12.60
Deseada	PASB	5062.24	5061.26	4440.13	0.85	45	0.12	0.05	1.14
Deseada	PASB	5065.32	5096.07	4396.11	0.74	464	1.20	0.12	9.50
Deseada	PASB	5065.73	5059.81	4440.19	0.95	14	0.09	0.06	0.80
Deseada	PASB	5067.67	5095.46	4396.18	1.20	418	1.50	0.36	13.20
Deseada	PASB	5068.74	5058.56	4440.24	1.05	79	0.19	0.07	6.90
Deseada	PASB	5069.66	5094.88	4396.25	1.77	251	0.40	0.09	4.90
Deseada	PASB	5072.03	5094.40	4396.33	1.67	120	0.21	0.10	1.84
Deseada	PASB	5073.06	5056.77	4440.31	1.00	61	0.28	0.06	3.36
Deseada	PASB	5074.24	5093.79	4396.28	0.70	37	0.32	0.01	1.75
Deseada	PASB	5076.52	5093.16	4396.22	0.70	4	0.04	0.01	0.07
Deseada	PASB	5077.20	5054.93	4440.38	0.70	96	0.20	0.07	0.79
Deseada	PASB	5078.72	5092.62	4396.16	0.70	4	0.07	0.01	0.03
Deseada	PASB	5080.92	5091.91	4396.12	0.70	2	0.06	0.01	0.04

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	PASB	5081.19	5053.13	4440.44	0.70	198	0.43	0.09	5.23
Deseada	PASB	5082.96	5091.16	4396.13	0.70	74	0.19	0.13	1.45
Deseada	PASB	5085.25	5050.77	4440.50	1.30	117	0.16	0.07	2.00
Deseada	PASB	5085.44	5090.54	4396.12	0.70	29	0.11	0.02	1.27
Deseada	PASB	5087.52	5049.67	4440.52	0.92	227	0.21	0.17	2.82
Deseada	PASB	5087.59	5090.16	4396.11	0.70	5	0.15	0.01	0.27
Deseada	PASB	5089.78	5089.58	4396.10	0.75	106	0.21	0.14	5.50
Deseada	PASB	5092.02	5089.04	4396.09	1.04	72	0.25	0.04	1.76
Deseada	PASB	5092.29	5047.57	4440.55	0.82	238	0.35	0.11	7.22
Deseada	PASB	5094.29	5088.45	4396.09	1.61	36	0.09	0.04	1.44
Deseada	PASB	5096.41	5087.80	4396.08	1.46	95	0.24	0.04	2.00
Deseada	PASB	5096.97	5045.92	4440.69	1.37	26	0.11	0.04	0.98
Deseada	PASB	5098.68	5087.01	4396.04	0.70	113	0.39	0.12	1.32
Deseada	PASB	5100.53	5044.84	4440.77	1.30	131	0.29	0.05	1.12
Deseada	PASB	5100.77	5086.14	4396.00	0.92	54	0.22	0.03	0.94
Deseada	PASB	5102.82	5085.25	4395.96	0.70	6	0.03	0.01	0.94
Deseada	PASB	5105.26	5044.76	4440.72	1.60	64	0.12	0.04	2.53
Deseada	PASB	5108.36	5044.71	4440.69	1.60	337	0.68	0.12	0.03
Deseada	PASB	5109.81	5082.53	4395.95	1.55	91	0.19	0.11	2.32
Deseada	PASB	5112.17	5044.42	4440.67	1.45	1,496	1.85	0.13	12.37
Deseada	PASB	5113.86	5081.73	4395.97	0.90	262	0.74	0.48	6.39
Deseada	PASB	5116.45	5043.31	4440.71	0.85	500	0.67	0.08	5.75
Deseada	PASB	5117.91	5080.94	4396.00	0.75	0	0.01	0.05	0.03
Deseada	PASB	5120.39	5042.30	4440.75	1.15	353	0.49	0.05	4.96
Deseada	PASB	5121.85	5079.73	4396.09	0.70	554	1.12	0.11	6.18
Deseada	PASB	5124.41	5040.87	4440.89	0.90	858	1.35	0.25	9.12
Deseada	PASB	5125.76	5078.40	4396.25	0.70	318	0.67	0.09	2.80
Deseada	PASB	5128.70	5039.25	4441.05	1.35	596	0.58	0.11	3.34
Deseada	PASB	5129.78	5077.48	4396.43	1.15	27	0.15	0.03	1.22
Deseada	PASB	5132.60	5038.76	4440.90	1.20	426	0.59	0.08	2.85
Deseada	PASB	5135.43	5038.41	4440.78	0.85	385	0.42	0.14	3.94
Deseada	PASB	5137.82	5075.67	4396.58	0.75	2	0.04	0.04	0.18
Deseada	PASB	5139.71	5037.86	4440.61	1.07	924	0.93	0.08	3.88
Deseada	PASB	5142.92	5074.18	4396.58	0.70	3	0.04	0.02	0.27
Deseada	PASB	5144.28	5036.07	4440.65	1.50	137	0.21	0.07	4.60
Deseada	PASB	5147.18	5073.69	4396.79	1.00	376	0.76	1.00	5.80
Deseada	PASB	5147.39	5034.59	4440.77	1.15	161	0.18	0.06	1.67
Deseada	PASB	5149.10	5072.96	4396.89	1.75	420	0.92	0.60	8.10
Deseada	PASB	5151.10	5072.43	4396.87	0.70	362	1.29	0.13	9.14
Deseada	PASB	5152.24	5033.16	4440.86	1.17	2	0.01	0.04	0.38
Deseada	PASB	5153.02	5071.65	4396.77	0.90	400	1.16	0.14	5.80
Deseada	PASB	5154.37	5032.66	4440.89	0.95	61	0.18	0.06	1.33
Deseada	PASB	5154.98	5071.04	4396.66	0.80	180	0.64	0.06	2.80
Deseada	PASB	5157.59	5071.99	4396.52	0.70	264	0.50	0.14	5.81
Deseada	PASB	5159.50	5031.34	4440.93	1.14	606	1.68	0.05	2.48
Deseada	PASB	5160.10	5072.71	4396.44	0.70	126	0.45	0.03	1.42
Deseada	PASB	5162.44	5073.00	4396.38	1.10	296	0.72	0.08	0.96
Deseada	PASB	5163.46	5030.00	4440.80	0.79	1,418	3.55	0.11	6.31
Deseada	PASB	5165.03	5073.88	4396.20	1.10	196	0.48	0.03	0.60
Deseada	PASB	5166.95	5028.82	4440.69	1.11	530	0.88	0.09	4.40
Deseada	PASB	5167.57	5074.68	4396.38	0.98	150	0.56	0.04	1.56
Deseada	PASB	5170.05	5075.34	4396.55	0.80	148	0.44	0.09	4.60
Deseada	PASB	5171.31	5027.40	4440.74	0.77	314	0.48	0.07	3.70
Deseada	PASB	5172.59	5076.09	4396.68	1.20	468	0.84	0.14	4.60
Deseada	PASB	5174.80	5026.28	4440.83	0.71	644	1.29	0.11	7.03
Deseada	PASB	5175.07	5076.74	4396.79	1.84	450	1.56	0.64	7.00
Deseada	PASB	5177.53	5076.43	4396.89	1.07	352	0.84	0.14	11.90
Deseada	PASB	5179.05	5027.49	4440.93	1.00	739	2.08	0.12	3.67
Deseada	PASB	5180.23	5078.72	4396.86	1.20	162	0.48	0.10	3.60
Deseada	PASB	5185.20	5085.32	4396.53	2.20	488	0.64	0.18	10.50
Deseada	PASB	5186.05	5029.99	4441.09	1.70	222	0.27	0.05	1.83
Deseada	PASB	5188.86	5032.55	4441.01	1.63	84	0.16	0.06	8.16
Deseada	PASB	5190.69	5085.18	4396.56	1.70	641	1.18	0.24	8.75
Deseada	PASB	5192.68	5084.61	4396.59	1.58	315	0.56	0.17	5.50
Deseada	PASB	5193.00	5038.19	4440.77	1.95	393	0.44	0.04	0.02
Deseada	PASB	5194.70	5084.11	4396.62	1.68	160	0.30	0.10	3.20

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	PASB	5195.29	5041.26	4440.66	1.76	709	1.37	0.07	6.02
Deseada	PASB	5196.69	5083.51	4396.65	1.60	432	0.64	0.18	13.20
Deseada	PASB	5197.68	5044.41	4440.68	1.24	90	0.16	0.03	2.04
Deseada	PASB	5198.68	5082.93	4396.68	1.97	402	0.76	0.24	13.30
Deseada	PASB	5200.11	5047.31	4440.73	0.84	27	0.05	0.05	1.11
Deseada	PASB	5200.65	5082.34	4396.71	1.55	350	1.08	0.12	9.25
Deseada	PASB	5202.64	5081.77	4396.74	0.80	54	0.19	0.05	1.76
Deseada	PASB	5202.98	5049.72	4440.69	0.70	2	0.00	0.04	0.19
Deseada	PASB	5204.67	5081.28	4396.74	1.14	100	0.33	0.09	1.96
Deseada	PASB	5206.42	5050.50	4440.77	0.73	3	0.00	0.03	0.29
Deseada	PASB	5206.72	5080.84	4396.74	0.95	440	0.72	0.12	6.50
Deseada	PASB	5208.78	5080.45	4396.73	1.32	500	1.00	0.11	9.50
Deseada	PASB	5210.79	5079.91	4396.73	0.85	570	1.70	0.33	5.00
Deseada	PASB	5211.51	5049.58	4440.91	1.50	24	0.04	0.04	1.52
Deseada	PASB	5212.78	5079.34	4396.72	1.80	450	0.92	0.08	5.50
Deseada	PASB	5214.01	5048.69	4440.94	1.20	305	0.33	0.05	3.29
Deseada	PASB	5214.76	5078.76	4396.66	0.85	472	1.00	0.10	10.90
Deseada	PASB	5216.67	5077.99	4396.62	1.00	269	0.92	0.16	3.40
Deseada	PASB	5216.90	5047.65	4440.97	1.11	33	0.05	0.04	1.11
Deseada	PASB	5218.59	5077.22	4396.62	1.30	762	1.52	0.23	17.20
Deseada	PASB	5220.59	5076.70	4396.64	1.10	1,310	2.95	0.23	6.50
Deseada	PASB	5220.63	5046.31	4441.01	1.52	157	0.20	0.05	1.42
Deseada	PASB	5222.52	5075.96	4396.66	1.15	1,118	1.60	0.12	6.00
Deseada	PASB	5224.52	5044.90	4441.05	1.70	77	0.07	0.05	0.02
Deseada	PASB	5224.52	5075.41	4396.68	1.30	455	1.60	0.20	10.30
Deseada	PASB	5226.57	5074.98	4396.71	1.25	157	0.52	0.08	3.60
Deseada	PASB	5228.37	5043.51	4441.09	0.79	222	0.39	0.06	2.56
Deseada	PASB	5228.61	5074.53	4396.73	1.25	424	1.04	0.22	9.00
Deseada	PASB	5230.39	5073.45	4396.75	0.80	231	0.44	0.15	6.50
Deseada	PASB	5232.21	5042.13	4441.13	0.85	285	0.25	0.06	6.94
Deseada	PASB	5236.09	5040.73	4441.17	0.75	85	0.15	0.05	3.63
Deseada	PASB	5240.04	5039.30	4441.22	0.80	86	0.12	0.06	4.64
Deseada	PASB	5244.07	5037.85	4441.26	1.25	114	0.14	0.09	0.07
Deseada	COMIBOL	4153.98	5272.35	4474.25	0.70	70
Deseada	COMIBOL	4155.95	5271.69	4474.25	0.70	17			1.36
Deseada	COMIBOL	4157.60	5271.14	4474.25	0.70	43
Deseada	COMIBOL	4159.50	5270.50	4474.25	0.70	23			1.53
Deseada	COMIBOL	4161.27	5269.93	4474.25	0.70	40			1.90
Deseada	COMIBOL	4163.27	5269.34	4474.25	0.70	129
Deseada	COMIBOL	4165.10	5268.80	4474.25	0.70	34			2.22
Deseada	COMIBOL	4166.99	5268.25	4474.25	0.70	40			2.29
Deseada	COMIBOL	4168.95	5267.67	4474.25	1.00	40
Deseada	COMIBOL	4170.67	5267.17	4474.25	1.00	60			2.79
Deseada	COMIBOL	4172.18	5266.73	4474.25	0.90	140			2.19
Deseada	COMIBOL	4174.60	5266.09	4474.25	1.20	100			1.65
Deseada	COMIBOL	4176.10	5265.69	4474.25	1.20	60
Deseada	COMIBOL	4178.22	5265.13	4474.25	1.20	210			2.67
Deseada	COMIBOL	4180.10	5264.64	4474.25	0.80	100
Deseada	COMIBOL	4181.92	5264.16	4474.25	0.90	70			2.14
Deseada	COMIBOL	4183.88	5263.65	4474.25	0.80	130
Deseada	COMIBOL	4185.73	5263.16	4474.25	0.80	50			2.53
Deseada	COMIBOL	4187.52	5262.70	4474.25	1.00	970
Deseada	COMIBOL	4189.40	5262.07	4474.25	0.80	400			3.11
Deseada	COMIBOL	4191.12	5261.29	4474.25	0.70	17			1.59
Deseada	COMIBOL	4192.96	5260.66	4474.25	0.70	7
Deseada	COMIBOL	4194.95	5260.22	4474.25	0.70	60			3.10
Deseada	COMIBOL	4196.99	5259.76	4474.25	0.80	10
Deseada	COMIBOL	4198.90	5259.33	4474.25	1.00	490			37.10
Deseada	COMIBOL	4201.01	5258.79	4474.25	0.70	10
Deseada	COMIBOL	4202.99	5258.22	4474.25	0.80	40			1.80
Deseada	COMIBOL	4204.45	5257.80	4474.25	1.60	10
Deseada	COMIBOL	4206.49	5257.21	4474.25	1.70	20			2.40
Deseada	COMIBOL	4208.23	5256.70	4474.25	1.80	130
Deseada	COMIBOL	4210.39	5256.16	4474.25	0.70	17			2.40
Deseada	COMIBOL	4212.69	5255.58	4474.25	0.70	51
Deseada	COMIBOL	4214.32	5255.16	4474.25	0.80	60			5.18

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4216.40	5254.64	4474.25	0.80	740
Deseada	COMIBOL	4218.35	5254.14	4474.25	2.50	90			6.25
Deseada	COMIBOL	4220.36	5253.57	4474.25	0.80	180
Deseada	COMIBOL	4222.47	5252.98	4474.25	1.00	210			7.82
Deseada	COMIBOL	4224.11	5252.51	4474.25	1.10	210
Deseada	COMIBOL	4225.87	5252.02	4474.25	0.80	130			9.39
Deseada	COMIBOL	4228.21	5251.32	4474.25	1.20	90
Deseada	COMIBOL	4230.30	5250.67	4474.25	0.70	26			0.59
Deseada	COMIBOL	4231.59	5250.31	4474.25	1.00	100
Deseada	COMIBOL	4233.66	5249.81	4474.25	0.80	80
Deseada	COMIBOL	4235.33	5249.41	4474.25	0.80	150			2.84
Deseada	COMIBOL	4237.28	5248.94	4474.25	1.80	170
Deseada	COMIBOL	4239.29	5248.45	4474.25	1.10	80			4.40
Deseada	COMIBOL	4240.88	5248.02	4474.25	1.00	90
Deseada	COMIBOL	4242.78	5247.50	4474.25	1.10	180			6.94
Deseada	COMIBOL	4244.73	5246.97	4474.25	0.80	110
Deseada	COMIBOL	4246.35	5246.53	4474.25	2.40	360			21.03
Deseada	COMIBOL	4248.05	5245.92	4474.25	2.20	160			7.82
Deseada	COMIBOL	4249.93	5245.00	4474.25	2.60	160
Deseada	COMIBOL	4251.58	5244.19	4474.25	1.40	150			5.97
Deseada	COMIBOL	4253.41	5243.32	4474.25	0.80	150
Deseada	COMIBOL	4255.17	5242.62	4474.25	1.60	400
Deseada	COMIBOL	4256.95	5241.92	4474.25	1.60	60			7.53
Deseada	COMIBOL	4258.77	5241.19	4474.25	0.70	6
Deseada	COMIBOL	4260.39	5240.88	4474.25	0.80	400
Deseada	COMIBOL	4262.31	5240.70	4474.25	0.70	154
Deseada	COMIBOL	4264.14	5240.54	4474.25	0.70	188
Deseada	COMIBOL	4266.11	5240.44	4474.25	1.00	340
Deseada	COMIBOL	4268.14	5240.43	4474.25	1.20	600
Deseada	COMIBOL	4270.20	5240.74	4474.25	0.80	220
Deseada	COMIBOL	4272.63	5241.37	4474.25	0.70	11
Deseada	COMIBOL	4274.86	5241.96	4474.25	0.70	31
Deseada	COMIBOL	4277.50	5242.24	4474.25	0.70	28
Deseada	COMIBOL	4279.70	5242.38	4474.25	0.70	43
Deseada	COMIBOL	4281.79	5242.13	4474.25	0.70	38
Deseada	COMIBOL	4284.38	5241.83	4474.25	0.70	11
Deseada	COMIBOL	4286.45	5241.20	4474.25	0.70	19
Deseada	COMIBOL	4287.66	5261.73	4435.75	0.90	1			1.20
Deseada	COMIBOL	4288.82	5240.45	4474.25	0.70	0
Deseada	COMIBOL	4289.90	5261.12	4435.75	1.00	40
Deseada	COMIBOL	4290.86	5239.80	4474.25	0.70	0
Deseada	COMIBOL	4291.72	5260.62	4435.75	1.20	10			1.10
Deseada	COMIBOL	4293.25	5239.07	4474.25	0.70	17
Deseada	COMIBOL	4293.64	5260.10	4435.75	1.00	40
Deseada	COMIBOL	4295.45	5259.62	4435.75	0.70	43			1.99
Deseada	COMIBOL	4296.02	5238.24	4474.25	0.70	8
Deseada	COMIBOL	4297.24	5259.15	4435.75	0.70	50
Deseada	COMIBOL	4298.24	5237.57	4474.25	0.70	14
Deseada	COMIBOL	4299.02	5258.68	4435.75	1.20	70			2.98
Deseada	COMIBOL	4300.12	5237.03	4474.25	0.70	26
Deseada	COMIBOL	4301.30	5258.08	4435.75	1.30	60
Deseada	COMIBOL	4302.39	5236.43	4474.25	0.70	57
Deseada	COMIBOL	4302.99	5257.64	4435.75	1.40	70			3.97
Deseada	COMIBOL	4304.68	5257.21	4435.75	1.60	100			23.74
Deseada	COMIBOL	4304.70	5236.03	4474.25	0.70	28
Deseada	COMIBOL	4306.48	5256.76	4435.75	1.50	160
Deseada	COMIBOL	4308.08	5256.36	4435.75	1.70	120			24.44
Deseada	COMIBOL	4310.61	5255.73	4435.75	1.60	110
Deseada	COMIBOL	4312.25	5255.32	4435.75	2.40	90			20.65
Deseada	COMIBOL	4314.18	5254.80	4435.75	1.40	120
Deseada	COMIBOL	4316.14	5254.22	4435.75	1.90	110			23.14
Deseada	COMIBOL	4317.81	5253.73	4435.75	1.40	63
Deseada	COMIBOL	4319.88	5253.12	4435.75	1.40	236			30.85
Deseada	COMIBOL	4321.58	5252.62	4435.75	0.70	300
Deseada	COMIBOL	4323.53	5252.09	4435.75	1.20	160			24.00
Deseada	COMIBOL	4325.33	5251.62	4435.75	0.70	110

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4327.30	5251.11	4435.75	1.30	130			22.70
Deseada	COMIBOL	4329.03	5250.66	4435.75	1.50	130
Deseada	COMIBOL	4330.81	5250.19	4435.75	1.50	120			18.66
Deseada	COMIBOL	4333.10	5249.50	4435.75	0.90	90
Deseada	COMIBOL	4333.78	5228.06	4474.25	0.70	107
Deseada	COMIBOL	4334.84	5248.89	4435.75	1.00	180			12.26
Deseada	COMIBOL	4335.73	5227.02	4474.25	0.70	95
Deseada	COMIBOL	4336.34	5248.36	4435.75	0.70	136
Deseada	COMIBOL	4337.51	5226.08	4474.25	0.70	280
Deseada	COMIBOL	4338.34	5247.65	4435.75	0.70	120			3.59
Deseada	COMIBOL	4339.37	5225.11	4474.25	1.20	220
Deseada	COMIBOL	4340.16	5247.01	4435.75	0.70	114
Deseada	COMIBOL	4341.35	5224.40	4474.25	1.40	60
Deseada	COMIBOL	4341.74	5246.45	4435.75	0.70	79			13.41
Deseada	COMIBOL	4343.09	5223.77	4474.25	1.60	60
Deseada	COMIBOL	4343.74	5245.74	4435.75	0.70	120
Deseada	COMIBOL	4345.20	5223.01	4474.25	1.60	120
Deseada	COMIBOL	4345.54	5245.11	4435.75	0.70	160
Deseada	COMIBOL	4347.05	5222.34	4474.25	1.30	60
Deseada	COMIBOL	4347.46	5244.32	4435.75	0.90	240			16.32
Deseada	COMIBOL	4348.99	5221.65	4474.25	0.70	34
Deseada	COMIBOL	4349.30	5243.51	4435.75	0.90	140
Deseada	COMIBOL	4351.06	5242.80	4435.75	1.00	160			18.10
Deseada	COMIBOL	4351.11	5220.98	4474.25	1.00	140
Deseada	COMIBOL	4353.11	5220.41	4474.25	0.70	25
Deseada	COMIBOL	4353.19	5242.04	4435.75	0.80	120
Deseada	COMIBOL	4354.71	5219.95	4474.25	0.70	43
Deseada	COMIBOL	4354.92	5241.42	4435.75	1.00	120			18.30
Deseada	COMIBOL	4356.76	5240.76	4435.75	1.10	110
Deseada	COMIBOL	4356.97	5219.30	4474.25	0.70	46
Deseada	COMIBOL	4358.73	5240.05	4435.75	0.80	110			17.52
Deseada	COMIBOL	4358.81	5218.77	4474.25	0.70	38
Deseada	COMIBOL	4360.58	5239.41	4435.75	0.70	103
Deseada	COMIBOL	4360.80	5218.20	4474.25	0.70	84
Deseada	COMIBOL	4362.40	5238.80	4435.75	0.80	130			17.32
Deseada	COMIBOL	4362.70	5217.57	4474.25	0.70	64
Deseada	COMIBOL	4364.42	5238.13	4435.75	1.20	170
Deseada	COMIBOL	4364.77	5216.88	4474.25	0.70	86
Deseada	COMIBOL	4366.75	5216.22	4474.25	0.70	57
Deseada	COMIBOL	4366.80	5237.34	4435.75	1.50	150			18.69
Deseada	COMIBOL	4368.47	5236.78	4435.75	1.40	130
Deseada	COMIBOL	4368.50	5215.64	4474.25	0.70	60
Deseada	COMIBOL	4370.49	5236.11	4435.75	1.40	270			20.40
Deseada	COMIBOL	4370.61	5214.94	4474.25	0.70	17
Deseada	COMIBOL	4372.31	5235.50	4435.75	1.20	240
Deseada	COMIBOL	4372.44	5214.33	4474.25	0.70	11
Deseada	COMIBOL	4374.10	5234.91	4435.75	0.90	210			16.70
Deseada	COMIBOL	4374.50	5213.69	4474.25	0.70	26
Deseada	COMIBOL	4376.28	5234.12	4435.75	1.40	220
Deseada	COMIBOL	4376.58	5213.10	4474.25	0.70	34
Deseada	COMIBOL	4378.36	5233.35	4435.75	1.40	200			16.30
Deseada	COMIBOL	4378.71	5212.50	4474.25	0.80	90
Deseada	COMIBOL	4380.10	5232.71	4435.75	1.30	200
Deseada	COMIBOL	4380.51	5211.99	4474.25	1.10	80
Deseada	COMIBOL	4382.02	5232.00	4435.75	1.20	180			15.40
Deseada	COMIBOL	4382.39	5211.29	4474.25	0.80	200
Deseada	COMIBOL	4384.09	5231.24	4435.75	1.90	170
Deseada	COMIBOL	4384.34	5210.52	4474.25	0.80	130
Deseada	COMIBOL	4385.69	5230.65	4435.75	1.10	220			18.10
Deseada	COMIBOL	4386.17	5209.82	4474.25	0.70	120			9.87
Deseada	COMIBOL	4387.81	5229.87	4435.75	0.90	204
Deseada	COMIBOL	4388.41	5209.03	4474.25	0.90	100
Deseada	COMIBOL	4389.43	5229.26	4435.75	0.70	1,136			14.67
Deseada	COMIBOL	4390.49	5208.29	4474.25	1.00	610			24.71
Deseada	COMIBOL	4391.57	5228.45	4435.75	0.80	110			2.00
Deseada	COMIBOL	4392.36	5207.63	4474.25	0.70	510

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4393.35	5227.77	4435.75	0.70	110			5.38
Deseada	COMIBOL	4394.25	5206.96	4474.25	1.20	530			8.14
Deseada	COMIBOL	4395.41	5226.99	4435.75	0.70	197
Deseada	COMIBOL	4396.29	5206.23	4474.25	0.70	420			16.29
Deseada	COMIBOL	4397.26	5226.28	4435.75	0.80	1,440			12.09
Deseada	COMIBOL	4398.59	5205.41	4474.25	0.70	390
Deseada	COMIBOL	4398.87	5225.67	4435.75	0.70	2,660
Deseada	COMIBOL	4400.48	5204.73	4474.25	0.90	380			15.44
Deseada	COMIBOL	4400.81	5224.94	4435.75	1.10	1,320			5.42
Deseada	COMIBOL	4402.20	5204.12	4474.25	0.90	1,000
Deseada	COMIBOL	4402.68	5224.31	4435.75	1.20	380
Deseada	COMIBOL	4404.23	5203.39	4474.25	1.00	340			17.92
Deseada	COMIBOL	4404.65	5223.65	4435.75	1.00	180			15.06
Deseada	COMIBOL	4406.44	5202.64	4474.25	0.70	371
Deseada	COMIBOL	4406.49	5223.03	4435.75	1.40	110
Deseada	COMIBOL	4408.39	5222.39	4435.75	1.10	590			10.96
Deseada	COMIBOL	4408.46	5202.00	4474.25	0.80	490			12.10
Deseada	COMIBOL	4410.23	5201.44	4474.25	0.70	340
Deseada	COMIBOL	4410.31	5221.74	4435.75	0.90	480
Deseada	COMIBOL	4412.21	5221.10	4435.75	1.00	390			7.92
Deseada	COMIBOL	4412.33	5200.78	4474.25	1.10	400			15.64
Deseada	COMIBOL	4413.90	5220.53	4435.75	1.80	200			0.68
Deseada	COMIBOL	4414.20	5200.18	4474.25	0.90	420
Deseada	COMIBOL	4415.71	5219.93	4435.75	0.70	6
Deseada	COMIBOL	4416.43	5199.43	4474.25	0.90	400			16.60
Deseada	COMIBOL	4417.63	5219.30	4435.75	0.70	60
Deseada	COMIBOL	4418.27	5198.81	4474.25	1.20	1,240
Deseada	COMIBOL	4419.82	5218.58	4435.75	0.70	857			3.19
Deseada	COMIBOL	4420.14	5198.18	4474.25	0.70	423			4.97
Deseada	COMIBOL	4421.63	5217.99	4435.75	0.70	857
Deseada	COMIBOL	4421.93	5197.56	4474.25	0.70	371
Deseada	COMIBOL	4423.18	5197.12	4474.25	0.70	126			3.92
Deseada	COMIBOL	4423.61	5217.34	4435.75	0.70	51
Deseada	COMIBOL	4424.37	5196.70	4474.25	0.70	339
Deseada	COMIBOL	4425.38	5216.87	4435.75	0.80	100			5.87
Deseada	COMIBOL	4425.60	5196.26	4474.25	0.70	417			15.13
Deseada	COMIBOL	4426.90	5195.80	4474.25	0.90	200
Deseada	COMIBOL	4427.16	5216.38	4435.75	2.20	380			14.59
Deseada	COMIBOL	4428.80	5195.13	4474.25	2.00	340			14.56
Deseada	COMIBOL	4429.08	5215.66	4435.75	0.70	260
Deseada	COMIBOL	4430.68	5194.47	4474.25	1.70	260
Deseada	COMIBOL	4430.91	5214.97	4435.75	0.90	670			15.29
Deseada	COMIBOL	4432.81	5193.71	4474.25	1.80	620			13.63
Deseada	COMIBOL	4433.17	5214.12	4435.75	0.70	243
Deseada	COMIBOL	4434.57	5193.24	4474.25	1.00	410			22.00
Deseada	COMIBOL	4435.19	5213.36	4435.75	0.70	189			9.53
Deseada	COMIBOL	4436.68	5212.82	4435.75	1.10	1,260
Deseada	COMIBOL	4436.73	5192.73	4474.25	1.20	400
Deseada	COMIBOL	4438.42	5192.33	4474.25	1.10	440			12.05
Deseada	COMIBOL	4438.48	5212.17	4435.75	0.70	77			12.76
Deseada	COMIBOL	4440.54	5211.44	4435.75	0.80	650
Deseada	COMIBOL	4440.62	5191.81	4474.25	1.30	430
Deseada	COMIBOL	4442.66	5210.68	4435.75	0.70	340			19.60
Deseada	COMIBOL	4442.80	5191.30	4474.25	1.00	400			13.04
Deseada	COMIBOL	4444.32	5190.94	4474.25	0.90	560
Deseada	COMIBOL	4444.87	5209.89	4435.75	0.70	249
Deseada	COMIBOL	4446.42	5190.31	4474.25	0.70	630
Deseada	COMIBOL	4446.76	5209.23	4435.75	0.90
Deseada	COMIBOL	4448.23	5208.72	4435.75	1.80
Deseada	COMIBOL	4448.38	5189.61	4474.25	0.70	680
Deseada	COMIBOL	4449.94	5189.06	4474.25	0.70	640
Deseada	COMIBOL	4450.15	5208.05	4435.75	1.90
Deseada	COMIBOL	4452.27	5207.31	4435.75	1.20
Deseada	COMIBOL	4452.30	5188.23	4474.25	0.70	680
Deseada	COMIBOL	4453.96	5187.64	4474.25	0.80	590
Deseada	COMIBOL	4454.49	5206.53	4435.75	0.90

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4455.70	5186.92	4474.25	1.00	560
Deseada	COMIBOL	4456.32	5205.89	4435.75	1.30
Deseada	COMIBOL	4457.73	5186.06	4474.25	0.90	390
Deseada	COMIBOL	4458.26	5205.34	4435.75	0.80	240			15.58
Deseada	COMIBOL	4459.34	5185.44	4474.25	1.80	660
Deseada	COMIBOL	4460.11	5204.84	4435.75	1.50	220
Deseada	COMIBOL	4461.32	5184.76	4474.25	1.40	1,680			8.20
Deseada	COMIBOL	4461.90	5204.37	4435.75	0.70	190			31.56
Deseada	COMIBOL	4463.04	5184.17	4474.25	0.70	464
Deseada	COMIBOL	4464.06	5203.79	4435.75	0.70	840
Deseada	COMIBOL	4465.40	5183.37	4474.25	0.70	343			5.81
Deseada	COMIBOL	4466.00	5203.20	4435.75	0.70	230			31.86
Deseada	COMIBOL	4467.10	5182.79	4474.25	0.70	263
Deseada	COMIBOL	4467.64	5202.63	4435.75	1.20	210
Deseada	COMIBOL	4469.02	5182.14	4474.25	0.70	414			7.76
Deseada	COMIBOL	4469.75	5201.89	4435.75	0.70	150			13.10
Deseada	COMIBOL	4470.89	5181.66	4474.25	0.70	450
Deseada	COMIBOL	4471.57	5201.26	4435.75	0.80	170
Deseada	COMIBOL	4473.05	5181.15	4474.25	0.70	309			9.14
Deseada	COMIBOL	4473.38	5200.62	4435.75	0.80	140			13.90
Deseada	COMIBOL	4474.92	5180.71	4474.25	0.70	580
Deseada	COMIBOL	4475.67	5199.82	4435.75	1.00	150
Deseada	COMIBOL	4476.61	5180.20	4474.25	0.70	711			10.33
Deseada	COMIBOL	4477.22	5199.28	4435.75	1.00	150			17.37
Deseada	COMIBOL	4478.66	5179.34	4474.25	0.70	1,030
Deseada	COMIBOL	4478.99	5198.66	4435.75	1.10	590
Deseada	COMIBOL	4480.31	5178.65	4474.25	0.70	650			10.96
Deseada	COMIBOL	4481.04	5197.95	4435.75	1.00	590			22.63
Deseada	COMIBOL	4482.29	5177.81	4474.25	1.30
Deseada	COMIBOL	4482.80	5197.33	4435.75	1.40	510
Deseada	COMIBOL	4484.38	5176.90	4474.25	1.10
Deseada	COMIBOL	4484.50	5196.74	4435.75	1.40	620			19.97
Deseada	COMIBOL	4486.25	5175.97	4474.25	1.50
Deseada	COMIBOL	4486.58	5196.01	4435.75	1.70	430
Deseada	COMIBOL	4488.13	5175.03	4474.25	1.60
Deseada	COMIBOL	4488.46	5195.36	4435.75	1.40	590			10.77
Deseada	COMIBOL	4490.17	5174.02	4474.25	1.10	393
Deseada	COMIBOL	4490.56	5194.70	4435.75	1.60	200			9.80
Deseada	COMIBOL	4491.59	5173.43	4474.25	1.00	235
Deseada	COMIBOL	4492.24	5194.17	4435.75	1.50	190
Deseada	COMIBOL	4493.41	5172.87	4474.25	0.70	92
Deseada	COMIBOL	4494.56	5193.43	4435.75	1.80	260			9.31
Deseada	COMIBOL	4495.03	5172.38	4474.25	0.90	380
Deseada	COMIBOL	4496.37	5192.86	4435.75	1.90	160
Deseada	COMIBOL	4496.76	5171.70	4474.25	1.10	300
Deseada	COMIBOL	4498.26	5192.35	4435.75	1.40	220			10.99
Deseada	COMIBOL	4498.73	5170.77	4474.25	1.40	163
Deseada	COMIBOL	4499.82	5191.98	4435.75	1.30	200
Deseada	COMIBOL	4500.58	5169.90	4474.25	1.10	69
Deseada	COMIBOL	4501.80	5191.51	4435.75	1.00	330
Deseada	COMIBOL	4502.52	5168.99	4474.25	0.80	107
Deseada	COMIBOL	4503.89	5190.98	4435.75	1.90	160
Deseada	COMIBOL	4504.31	5168.24	4474.25	1.00	44
Deseada	COMIBOL	4505.84	5190.45	4435.75	2.00	200			8.32
Deseada	COMIBOL	4506.33	5167.61	4474.25	1.10	113
Deseada	COMIBOL	4507.65	5189.95	4435.75	0.90	170
Deseada	COMIBOL	4507.80	5167.15	4474.25	0.90	103
Deseada	COMIBOL	4509.75	5189.37	4435.75	0.70	240			11.89
Deseada	COMIBOL	4510.10	5166.43	4474.25	1.40	25
Deseada	COMIBOL	4511.63	5188.84	4435.75	0.70	570
Deseada	COMIBOL	4511.85	5165.57	4474.25	1.20	165
Deseada	COMIBOL	4513.86	5188.18	4435.75	0.70	154			6.70
Deseada	COMIBOL	4513.98	5164.68	4474.25	1.10	24
Deseada	COMIBOL	4515.81	5187.61	4435.75	0.70	617
Deseada	COMIBOL	4516.17	5164.08	4474.25	1.10	32
Deseada	COMIBOL	4518.13	5186.93	4435.75	2.00	440			11.09

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4518.21	5163.52	4474.25	1.00	122
Deseada	COMIBOL	4519.89	5186.41	4435.75	1.00	770
Deseada	COMIBOL	4520.14	5163.00	4474.25	0.90	79
Deseada	COMIBOL	4522.04	5185.50	4435.75	1.10	1,080			19.24
Deseada	COMIBOL	4522.08	5162.44	4474.25	0.90	188
Deseada	COMIBOL	4523.70	5184.79	4435.75	0.70	193
Deseada	COMIBOL	4524.20	5161.64	4474.25	1.00	117
Deseada	COMIBOL	4525.56	5183.99	4435.75	0.70	521			9.97
Deseada	COMIBOL	4526.48	5160.79	4474.25	1.00	18
Deseada	COMIBOL	4527.89	5182.99	4435.75	1.20	600
Deseada	COMIBOL	4528.41	5160.06	4474.25	1.20	78
Deseada	COMIBOL	4529.78	5182.28	4435.75	1.50	470			13.66
Deseada	COMIBOL	4530.13	5159.42	4474.25	0.70	309
Deseada	COMIBOL	4531.54	5181.67	4435.75	2.00	720
Deseada	COMIBOL	4532.15	5158.88	4474.25	1.60	17
Deseada	COMIBOL	4533.59	5180.96	4435.75	1.50	710			13.47
Deseada	COMIBOL	4534.10	5158.44	4474.25	1.20	22
Deseada	COMIBOL	4535.73	5180.22	4435.75	1.40	290
Deseada	COMIBOL	4535.92	5158.01	4474.25	1.40	18
Deseada	COMIBOL	4537.38	5157.60	4474.25	0.70	70
Deseada	COMIBOL	4537.78	5179.51	4435.75	1.00	670			17.43
Deseada	COMIBOL	4538.72	5157.23	4474.25	0.70	46
Deseada	COMIBOL	4539.90	5178.78	4435.75	1.10	760
Deseada	COMIBOL	4540.43	5156.75	4474.25	0.70	46
Deseada	COMIBOL	4541.68	5178.22	4435.75	0.90	650			16.93
Deseada	COMIBOL	4541.75	5178.20	4437.22	0.70	500
Deseada	COMIBOL	4541.75	5178.20	4439.39	0.70	570
Deseada	COMIBOL	4541.75	5178.20	4442.57	0.70	522
Deseada	COMIBOL	4541.75	5178.20	4445.24	0.70	550
Deseada	COMIBOL	4541.75	5178.20	4448.16	0.70	1,807
Deseada	COMIBOL	4541.75	5178.20	4450.83	0.70	360
Deseada	COMIBOL	4541.75	5178.20	4453.08	0.70	154
Deseada	COMIBOL	4541.75	5178.20	4456.34	0.70	30
Deseada	COMIBOL	4541.75	5178.20	4459.18	0.70	111
Deseada	COMIBOL	4541.75	5178.20	4461.60	0.70	42
Deseada	COMIBOL	4541.75	5178.20	4464.43	0.70	30
Deseada	COMIBOL	4541.86	5156.44	4474.25	0.70	105
Deseada	COMIBOL	4543.55	5177.60	4435.75	0.80	540
Deseada	COMIBOL	4543.80	5156.08	4474.25	0.70	197
Deseada	COMIBOL	4545.17	5177.01	4435.75	0.70	1,174
Deseada	COMIBOL	4545.97	5155.69	4474.25	0.70	144
Deseada	COMIBOL	4546.69	5176.47	4435.75	1.40	920
Deseada	COMIBOL	4547.81	5155.35	4474.25	0.70	654
Deseada	COMIBOL	4548.66	5175.76	4435.75	0.70	122
Deseada	COMIBOL	4549.94	5175.33	4435.75	1.00	539
Deseada	COMIBOL	4550.05	5154.84	4474.25	0.70	50
Deseada	COMIBOL	4551.61	5154.46	4474.25	0.70	24
Deseada	COMIBOL	4551.62	5174.79	4435.75	1.00	1,080
Deseada	COMIBOL	4553.37	5154.04	4474.25	0.70	84
Deseada	COMIBOL	4553.45	5174.20	4435.75	1.20	770
Deseada	COMIBOL	4555.10	5173.66	4435.75	1.30	720
Deseada	COMIBOL	4555.45	5153.54	4474.25	0.70	18
Deseada	COMIBOL	4556.95	5173.06	4435.75	1.10	580
Deseada	COMIBOL	4557.24	5153.11	4474.25	0.70	357
Deseada	COMIBOL	4558.51	5172.56	4435.75	0.90	10
Deseada	COMIBOL	4559.12	5152.65	4474.25	0.70	211
Deseada	COMIBOL	4560.18	5172.02	4435.75	0.80	180
Deseada	COMIBOL	4561.29	5152.41	4474.25	0.70	646
Deseada	COMIBOL	4561.74	5171.70	4435.75	0.80	350
Deseada	COMIBOL	4563.61	5152.30	4474.25	0.70	83
Deseada	COMIBOL	4563.66	5171.32	4435.75	0.70	454
Deseada	COMIBOL	4565.03	5171.04	4435.75	0.70	343
Deseada	COMIBOL	4565.40	5152.21	4474.25	0.70	23
Deseada	COMIBOL	4567.33	5170.57	4435.75	0.70
Deseada	COMIBOL	4567.39	5152.12	4474.25	0.70	1,126
Deseada	COMIBOL	4568.87	5170.24	4435.75	0.70	514

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4569.38	5151.97	4474.25	0.70	451
Deseada	COMIBOL	4570.51	5169.82	4435.75	1.30	400
Deseada	COMIBOL	4571.08	5151.77	4474.25	0.70	7
Deseada	COMIBOL	4572.33	5169.35	4435.75	1.40	400
Deseada	COMIBOL	4573.17	5151.52	4474.25	0.70	8
Deseada	COMIBOL	4573.92	5168.95	4435.75	1.30	410
Deseada	COMIBOL	4575.07	5151.34	4474.25	0.70	43
Deseada	COMIBOL	4575.66	5168.50	4435.75	1.00	370
Deseada	COMIBOL	4577.58	5151.17	4474.25	0.70	86
Deseada	COMIBOL	4577.59	5168.01	4435.75	1.00	1,220
Deseada	COMIBOL	4579.27	5167.36	4435.75	0.90	2,150
Deseada	COMIBOL	4579.34	5151.05	4474.25	0.70	511
Deseada	COMIBOL	4580.87	5166.88	4435.75	1.30	260
Deseada	COMIBOL	4581.17	5150.87	4474.25	0.70	11
Deseada	COMIBOL	4583.27	5166.39	4435.75	1.10	1,330
Deseada	COMIBOL	4583.55	5150.57	4474.25	0.70	34
Deseada	COMIBOL	4584.95	5166.05	4435.75	1.00	450
Deseada	COMIBOL	4585.50	5150.32	4474.25	0.70	188
Deseada	COMIBOL	4587.06	5165.62	4435.75	1.30	510
Deseada	COMIBOL	4587.86	5150.02	4474.25	0.70	150
Deseada	COMIBOL	4589.22	5165.18	4435.75	2.20	750
Deseada	COMIBOL	4589.73	5149.78	4474.25	0.70	41
Deseada	COMIBOL	4591.56	5164.90	4435.75	2.10	940
Deseada	COMIBOL	4591.76	5149.53	4474.25	0.70	21
Deseada	COMIBOL	4593.35	5164.73	4435.75	2.20	1,510
Deseada	COMIBOL	4593.98	5149.10	4474.25	0.70	63
Deseada	COMIBOL	4595.91	5164.48	4435.75	1.70	570
Deseada	COMIBOL	4595.96	5148.69	4474.25	0.70	88
Deseada	COMIBOL	4597.77	5164.30	4435.75	1.60	530
Deseada	COMIBOL	4597.97	5148.28	4474.25	0.70	40
Deseada	COMIBOL	4599.57	5164.13	4435.75	2.40	1,060
Deseada	COMIBOL	4600.00	5148.09	4474.25	0.70	20
Deseada	COMIBOL	4601.78	5163.91	4435.75	0.80	280
Deseada	COMIBOL	4602.60	5147.23	4474.25	0.70	8
Deseada	COMIBOL	4603.82	5163.71	4435.75	1.10	660
Deseada	COMIBOL	4604.25	5146.82	4474.25	0.70	110
Deseada	COMIBOL	4606.20	5146.34	4474.25	0.70	687
Deseada	COMIBOL	4606.25	5163.43	4435.75	1.90	640
Deseada	COMIBOL	4608.04	5145.84	4474.25	0.70	114
Deseada	COMIBOL	4608.66	5163.16	4435.75	2.10	650
Deseada	COMIBOL	4610.27	5162.97	4435.75	2.60	370
Deseada	COMIBOL	4610.30	5145.14	4474.25	0.70	89
Deseada	COMIBOL	4612.08	5162.77	4435.75	2.50	360
Deseada	COMIBOL	4612.19	5144.56	4474.25	0.70	80
Deseada	COMIBOL	4614.24	5143.94	4474.25	0.70	147
Deseada	COMIBOL	4614.51	5162.49	4435.75	1.60	630
Deseada	COMIBOL	4616.36	5143.43	4474.25	0.70	90
Deseada	COMIBOL	4616.70	5162.22	4435.75	1.20	640
Deseada	COMIBOL	4618.18	5142.95	4474.25	0.70	156
Deseada	COMIBOL	4618.91	5161.95	4435.75	1.40	500
Deseada	COMIBOL	4620.49	5142.29	4474.25	0.70	5
Deseada	COMIBOL	4620.87	5161.70	4435.75	1.10	620
Deseada	COMIBOL	4622.50	5141.71	4474.25	0.70	20
Deseada	COMIBOL	4622.87	5161.45	4435.75	1.30	620
Deseada	COMIBOL	4623.19	5161.41	4437.39	0.70	146			7.74
Deseada	COMIBOL	4623.19	5161.41	4440.48	1.10	710
Deseada	COMIBOL	4623.19	5161.41	4443.32	0.70	77
Deseada	COMIBOL	4623.19	5161.41	4446.82	1.00	490			17.67
Deseada	COMIBOL	4623.19	5161.41	4450.41	0.70	339
Deseada	COMIBOL	4623.19	5161.41	4453.58	1.70	850
Deseada	COMIBOL	4623.19	5161.41	4456.67	0.80	120			11.75
Deseada	COMIBOL	4623.19	5161.41	4459.76	0.90	756
Deseada	COMIBOL	4623.19	5161.41	4463.18	0.90	153			2.14
Deseada	COMIBOL	4623.19	5161.41	4466.35	0.70	216
Deseada	COMIBOL	4623.19	5161.41	4469.44	0.70	32			0.82
Deseada	COMIBOL	4623.19	5161.41	4472.53	1.00	40

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4624.38	5141.17	4474.25	0.70	680
Deseada	COMIBOL	4625.13	5161.10	4435.75	0.70	674
Deseada	COMIBOL	4626.57	5140.55	4474.25	1.90	137
Deseada	COMIBOL	4627.04	5160.75	4435.75	1.30	1,150
Deseada	COMIBOL	4628.61	5139.87	4474.25	0.70	130
Deseada	COMIBOL	4629.04	5160.39	4435.75	1.90	1,160
Deseada	COMIBOL	4630.88	5139.11	4474.25	0.70	140
Deseada	COMIBOL	4631.10	5160.02	4435.75	0.90	630
Deseada	COMIBOL	4632.39	5138.61	4474.25	0.70	214
Deseada	COMIBOL	4632.69	5159.73	4435.75	1.80	800
Deseada	COMIBOL	4634.57	5137.88	4474.25	0.70	534
Deseada	COMIBOL	4634.87	5159.26	4435.75	1.60	1,080
Deseada	COMIBOL	4636.70	5158.85	4435.75	1.20	810
Deseada	COMIBOL	4636.79	5137.14	4474.25	0.70	4
Deseada	COMIBOL	4639.01	5136.31	4474.25	0.70	11
Deseada	COMIBOL	4639.10	5158.30	4435.75	1.90	210			20.40
Deseada	COMIBOL	4640.96	5135.50	4474.25	0.70	116
Deseada	COMIBOL	4641.23	5157.82	4435.75	1.50	210
Deseada	COMIBOL	4642.62	5134.80	4474.25	0.70	183
Deseada	COMIBOL	4642.84	5157.45	4435.75	1.30	300			21.90
Deseada	COMIBOL	4644.72	5133.92	4474.25	0.70	114
Deseada	COMIBOL	4644.85	5157.00	4435.75	0.70	216
Deseada	COMIBOL	4646.58	5133.14	4474.25	1.00	340			17.17
Deseada	COMIBOL	4647.21	5156.52	4435.75	0.70	66			3.71
Deseada	COMIBOL	4648.75	5132.25	4474.25	0.70	66			1.07
Deseada	COMIBOL	4648.95	5156.16	4435.75	0.70	375
Deseada	COMIBOL	4650.66	5131.53	4474.25	0.70	6			0.18
Deseada	COMIBOL	4650.96	5155.75	4435.75	0.70	83
Deseada	COMIBOL	4652.73	5130.74	4474.25	0.70	1			0.21
Deseada	COMIBOL	4653.16	5155.30	4435.75	0.70	87			2.21
Deseada	COMIBOL	4655.04	5129.86	4474.25	0.70	8			0.79
Deseada	COMIBOL	4655.27	5154.87	4435.75	0.80	64
Deseada	COMIBOL	4656.32	5129.36	4474.25	0.70	0			0.20
Deseada	COMIBOL	4657.06	5154.51	4435.75	1.20	120
Deseada	COMIBOL	4658.46	5128.49	4474.25	0.70	0			0.24
Deseada	COMIBOL	4658.94	5154.02	4435.75	0.99	198			3.82
Deseada	COMIBOL	4660.38	5127.71	4474.25	0.70	43			0.27
Deseada	COMIBOL	4661.04	5153.47	4435.75	0.70	36
Deseada	COMIBOL	4662.32	5126.97	4474.25	0.70	14			1.64
Deseada	COMIBOL	4662.87	5152.99	4435.75	0.70	46
Deseada	COMIBOL	4664.68	5126.25	4474.25	1.60	80			8.44
Deseada	COMIBOL	4665.09	5152.42	4435.75	0.70	37			1.01
Deseada	COMIBOL	4666.74	5125.63	4474.25	0.80	190			12.36
Deseada	COMIBOL	4666.89	5151.97	4435.75	1.60	170
Deseada	COMIBOL	4668.58	5125.07	4474.25	0.70	60			3.12
Deseada	COMIBOL	4668.76	5151.50	4435.75	1.50	160			13.10
Deseada	COMIBOL	4670.74	5124.39	4474.25	0.70	43			3.26
Deseada	COMIBOL	4670.94	5150.96	4435.75	1.30	960
Deseada	COMIBOL	4673.00	5123.65	4474.25	0.80	360			13.87
Deseada	COMIBOL	4673.26	5150.38	4435.75	1.10	180			15.48
Deseada	COMIBOL	4675.03	5122.98	4474.25	0.70	200			15.68
Deseada	COMIBOL	4675.42	5149.84	4435.75	1.80	400
Deseada	COMIBOL	4676.82	5122.39	4474.25	1.20	130			16.94
Deseada	COMIBOL	4677.62	5149.18	4435.75	1.20	500			18.04
Deseada	COMIBOL	4678.93	5121.70	4474.25	0.70	34			3.01
Deseada	COMIBOL	4679.59	5148.59	4435.75	1.20	780
Deseada	COMIBOL	4680.96	5121.07	4474.25	0.70	11			0.91
Deseada	COMIBOL	4681.31	5148.07	4435.75	1.10	770			13.57
Deseada	COMIBOL	4683.07	5120.54	4474.25	0.70	30			4.21
Deseada	COMIBOL	4683.60	5147.38	4435.75	0.80	810
Deseada	COMIBOL	4685.10	5120.02	4474.25	0.70	30			5.13
Deseada	COMIBOL	4685.78	5146.72	4435.75	1.10	3,320			10.42
Deseada	COMIBOL	4685.81	5101.62	4505.25	0.70	23			0.89
Deseada	COMIBOL	4687.28	5119.47	4474.25	1.00	100			4.32
Deseada	COMIBOL	4687.93	5146.07	4435.75	0.90	465
Deseada	COMIBOL	4687.97	5100.81	4505.25	0.70	60			1.05

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4689.30	5118.98	4474.25	1.20	24			1.69
Deseada	COMIBOL	4689.78	5145.52	4435.75	0.80	168			7.86
Deseada	COMIBOL	4689.87	5100.00	4505.25	0.70	23			1.37
Deseada	COMIBOL	4691.21	5118.77	4474.25	0.70	28			2.36
Deseada	COMIBOL	4691.71	5144.94	4435.75	1.10	300
Deseada	COMIBOL	4692.01	5099.47	4505.25	0.70	17			0.41
Deseada	COMIBOL	4693.38	5118.65	4474.25	0.70	34			2.07
Deseada	COMIBOL	4693.98	5098.83	4505.25	0.70	69			0.99
Deseada	COMIBOL	4694.08	5144.18	4435.75	1.40	370			5.46
Deseada	COMIBOL	4695.65	5118.27	4474.25	0.70	497			11.28
Deseada	COMIBOL	4695.82	5143.62	4435.75	0.90	144
Deseada	COMIBOL	4696.01	5098.17	4505.25	0.70	17			0.61
Deseada	COMIBOL	4697.52	5117.78	4474.25	0.70	197			6.37
Deseada	COMIBOL	4697.61	5143.05	4435.75	1.50	510			38.91
Deseada	COMIBOL	4698.16	5097.51	4505.25	0.70	40			2.62
Deseada	COMIBOL	4699.46	5142.46	4435.75	1.40	550
Deseada	COMIBOL	4699.65	5117.21	4474.25	0.70	678			5.27
Deseada	COMIBOL	4700.20	5096.89	4505.25	0.70	86			5.70
Deseada	COMIBOL	4701.26	5116.79	4474.25	0.70	77			2.90
Deseada	COMIBOL	4701.94	5141.76	4435.75	1.60	420			38.91
Deseada	COMIBOL	4702.24	5096.29	4505.25	1.00	140			12.65
Deseada	COMIBOL	4703.46	5116.21	4474.25	0.70	181			3.66
Deseada	COMIBOL	4703.84	5141.28	4435.75	1.30	152			3.80
Deseada	COMIBOL	4704.44	5095.68	4505.25	1.00	40			6.80
Deseada	COMIBOL	4705.53	5115.63	4474.25	0.70	314			1.76
Deseada	COMIBOL	4705.71	5140.86	4435.75	2.40	278			13.70
Deseada	COMIBOL	4706.10	5095.21	4505.25	0.80	10			2.01
Deseada	COMIBOL	4707.21	5115.13	4474.25	0.70	218			7.11
Deseada	COMIBOL	4707.93	5140.37	4435.75	0.70	218			9.69
Deseada	COMIBOL	4708.61	5094.40	4505.25	0.70	9			1.15
Deseada	COMIBOL	4709.36	5114.49	4474.25	0.70	95			1.26
Deseada	COMIBOL	4710.63	5093.73	4505.25	0.70	3			0.43
Deseada	COMIBOL	4711.25	5113.93	4474.25	0.70	31			1.17
Deseada	COMIBOL	4712.82	5093.00	4505.25	0.70	463			3.51
Deseada	COMIBOL	4713.24	5113.34	4474.25	0.70	14			3.40
Deseada	COMIBOL	4714.65	5092.40	4505.25	0.70	143			6.37
Deseada	COMIBOL	4715.00	5112.81	4474.25	0.70	186			6.30
Deseada	COMIBOL	4716.51	5091.79	4505.25	0.70	283			26.23
Deseada	COMIBOL	4717.23	5112.06	4474.25	0.70	111			4.34
Deseada	COMIBOL	4718.53	5091.13	4505.25	0.70	74			2.71
Deseada	COMIBOL	4718.96	5111.47	4474.25	0.70	110			1.11
Deseada	COMIBOL	4720.83	5090.40	4505.25	0.70	951			7.73
Deseada	COMIBOL	4721.08	5110.76	4474.25	0.70	28			0.63
Deseada	COMIBOL	4722.79	5137.87	4441.90	1.00	590			17.62
Deseada	COMIBOL	4722.79	5137.87	4444.24	0.90	480
Deseada	COMIBOL	4722.79	5137.87	4446.49	0.70	500			19.41
Deseada	COMIBOL	4722.79	5137.87	4448.74	0.70	309
Deseada	COMIBOL	4722.79	5137.87	4451.08	0.70	360			14.17
Deseada	COMIBOL	4722.79	5137.87	4453.92	0.70	257
Deseada	COMIBOL	4722.79	5137.87	4455.92	0.70	77			2.20
Deseada	COMIBOL	4722.79	5137.87	4458.42	1.10	490			15.35
Deseada	COMIBOL	4722.79	5137.87	4460.93	1.00	310
Deseada	COMIBOL	4722.79	5137.87	4463.43	1.10	170			2.20
Deseada	COMIBOL	4722.79	5137.87	4465.77	0.90	200
Deseada	COMIBOL	4722.79	5137.87	4467.69	0.80	120
Deseada	COMIBOL	4722.79	5137.87	4470.36	0.70	80
Deseada	COMIBOL	4722.79	5137.87	4473.20	0.70	63
Deseada	COMIBOL	4722.93	5110.13	4474.25	0.70	16			0.67
Deseada	COMIBOL	4723.13	5089.70	4505.25	1.30	1,230			27.91
Deseada	COMIBOL	4724.78	5109.52	4474.25	0.70	60			0.44
Deseada	COMIBOL	4725.05	5089.34	4505.25	1.40	1,070			30.12
Deseada	COMIBOL	4726.73	5088.95	4505.25	1.50	980			35.20
Deseada	COMIBOL	4727.01	5108.86	4474.25	0.70	85			0.94
Deseada	COMIBOL	4728.67	5108.36	4474.25	0.70	74			4.77
Deseada	COMIBOL	4728.77	5088.20	4505.25	1.40	250			27.72
Deseada	COMIBOL	4730.65	5087.52	4505.25	1.50	170			15.06

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4730.70	5107.76	4474.25	0.80	370			14.50
Deseada	COMIBOL	4732.54	5107.22	4474.25	0.70	2,020			36.69
Deseada	COMIBOL	4732.60	5086.80	4505.25	1.10	200			11.61
Deseada	COMIBOL	4734.71	5086.01	4505.25	0.70	34			1.73
Deseada	COMIBOL	4736.75	5085.23	4505.25	0.70	86			3.29
Deseada	COMIBOL	4738.49	5084.57	4505.25	0.70	114			21.19
Deseada	COMIBOL	4740.42	5083.76	4505.25	0.70	11			3.90
Deseada	COMIBOL	4742.31	5082.96	4505.25	0.70	171			11.56
Deseada	COMIBOL	4744.27	5082.26	4505.25	0.70	126			16.04
Deseada	COMIBOL	4746.08	5081.77	4505.25	0.70	163			18.61
Deseada	COMIBOL	4747.94	5080.91	4505.25	0.70	57			5.86
Deseada	COMIBOL	4749.73	5079.82	4505.25	0.80	130			19.65
Deseada	COMIBOL	4751.26	5079.17	4505.25	0.80	170			11.87
Deseada	COMIBOL	4753.15	5078.37	4505.25	0.70	194			16.14
Deseada	COMIBOL	4754.02	5129.29	4435.75	0.70	72			4.22
Deseada	COMIBOL	4754.88	5077.64	4505.25	0.70	91			6.88
Deseada	COMIBOL	4755.88	5128.71	4435.75	0.70	161			1.22
Deseada	COMIBOL	4756.47	5076.99	4505.25	0.70	88			12.00
Deseada	COMIBOL	4757.32	5100.66	4474.25	0.70	55			0.85
Deseada	COMIBOL	4757.68	5128.21	4435.75	0.70	82
Deseada	COMIBOL	4758.36	5076.22	4505.25	0.70	64			4.21
Deseada	COMIBOL	4759.73	5100.34	4474.25	0.70	50			0.77
Deseada	COMIBOL	4759.88	5127.69	4435.75	0.70	71			3.03
Deseada	COMIBOL	4760.14	5075.54	4505.25	0.70	14			0.26
Deseada	COMIBOL	4761.69	5100.00	4474.25	0.70	28			0.84
Deseada	COMIBOL	4761.83	5075.04	4505.25	0.70	9			0.50
Deseada	COMIBOL	4762.07	5127.16	4435.75	0.70	175
Deseada	COMIBOL	4763.44	5074.56	4505.25	0.70	14			0.68
Deseada	COMIBOL	4763.78	5126.76	4435.75	1.00	220			7.84
Deseada	COMIBOL	4764.05	5099.16	4474.25	0.70	35			1.56
Deseada	COMIBOL	4765.17	5073.83	4505.25	0.70	26			2.07
Deseada	COMIBOL	4765.48	5126.35	4435.75	1.40	960
Deseada	COMIBOL	4766.17	5098.51	4474.25	0.70	11			0.19
Deseada	COMIBOL	4766.95	5073.60	4505.25	0.70	40			2.63
Deseada	COMIBOL	4767.43	5073.48	4506.33	0.70	10			0.74
Deseada	COMIBOL	4767.43	5073.48	4508.94	0.70	7			2.75
Deseada	COMIBOL	4767.43	5073.48	4511.02	0.70	0			0.89
Deseada	COMIBOL	4767.43	5073.48	4513.25	0.70	21			0.91
Deseada	COMIBOL	4767.43	5073.48	4515.54	0.70	103			8.97
Deseada	COMIBOL	4767.43	5073.48	4518.11	0.70	9			1.75
Deseada	COMIBOL	4767.43	5073.48	4520.29	0.70	3			0.87
Deseada	COMIBOL	4767.43	5073.48	4522.58	0.70	3			0.25
Deseada	COMIBOL	4767.43	5073.48	4524.76	0.70	33
Deseada	COMIBOL	4767.43	5073.48	4527.38	0.70	9
Deseada	COMIBOL	4767.43	5073.48	4529.62	0.70	30
Deseada	COMIBOL	4767.43	5073.48	4532.07	0.70	40
Deseada	COMIBOL	4767.43	5073.48	4534.36	0.70	46
Deseada	COMIBOL	4767.43	5073.48	4536.60	0.70	30
Deseada	COMIBOL	4767.43	5073.48	4539.17	0.70	11
Deseada	COMIBOL	4767.98	5125.75	4435.75	2.00	1,020			23.72
Deseada	COMIBOL	4768.35	5097.83	4474.25	0.70	148
Deseada	COMIBOL	4768.84	5073.11	4505.25	0.70	211			8.54
Deseada	COMIBOL	4770.08	5125.25	4435.75	1.80	70
Deseada	COMIBOL	4770.38	5072.71	4505.25	0.70	1,650			3.62
Deseada	COMIBOL	4770.52	5097.17	4474.25	0.70	64			4.92
Deseada	COMIBOL	4771.90	5124.81	4435.75	1.60	60			5.96
Deseada	COMIBOL	4772.44	5072.29	4505.25	0.70	40			3.45
Deseada	COMIBOL	4772.46	5096.58	4474.25	0.70	5			0.17
Deseada	COMIBOL	4773.87	5124.29	4435.75	1.60	150
Deseada	COMIBOL	4773.93	5096.09	4474.25	0.70	30			0.67
Deseada	COMIBOL	4774.18	5072.04	4505.25	0.70	372			1.45
Deseada	COMIBOL	4775.59	5095.48	4475.13	0.70	211			9.40
Deseada	COMIBOL	4775.59	5095.48	4477.59	0.70	214			18.27
Deseada	COMIBOL	4775.59	5095.48	4479.77	0.70	117			2.86
Deseada	COMIBOL	4775.59	5095.48	4481.84	0.70	171			4.84
Deseada	COMIBOL	4775.59	5095.48	4484.13	0.70	81			13.14

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4775.59	5095.48	4486.59	0.70	46			1.50
Deseada	COMIBOL	4775.59	5095.48	4488.66	0.70	129			18.27
Deseada	COMIBOL	4775.59	5095.48	4490.90	0.70	180
Deseada	COMIBOL	4775.59	5095.48	4493.35	0.70	83			0.34
Deseada	COMIBOL	4775.59	5095.48	4495.21	0.70	54			1.36
Deseada	COMIBOL	4775.59	5095.48	4497.66	0.70	29
Deseada	COMIBOL	4775.59	5095.48	4499.68	0.70	59			3.05
Deseada	COMIBOL	4775.59	5095.48	4502.08	0.70	40			1.78
Deseada	COMIBOL	4775.59	5095.48	4504.26	0.70	47			1.43
Deseada	COMIBOL	4775.81	5095.40	4474.25	0.70	27			1.56
Deseada	COMIBOL	4775.99	5123.70	4435.75	0.70	23			2.99
Deseada	COMIBOL	4777.11	5094.91	4474.25	0.70	3			0.92
Deseada	COMIBOL	4777.69	5123.23	4435.75	0.70	99
Deseada	COMIBOL	4779.05	5094.21	4474.25	0.70	5			0.07
Deseada	COMIBOL	4779.81	5122.79	4435.75	0.70	42			1.04
Deseada	COMIBOL	4780.62	5093.69	4474.25	0.70	12			0.27
Deseada	COMIBOL	4781.94	5122.50	4435.75	0.70	51
Deseada	COMIBOL	4782.36	5093.12	4474.25	0.70	22			0.99
Deseada	COMIBOL	4783.56	5092.73	4474.25	0.70	54			1.10
Deseada	COMIBOL	4783.64	5122.12	4435.75	0.80	420			5.26
Deseada	COMIBOL	4785.14	5121.56	4435.75	0.70	390
Deseada	COMIBOL	4785.70	5092.03	4474.25	0.70	1			0.12
Deseada	COMIBOL	4786.66	5121.00	4435.75	1.10	272			24.62
Deseada	COMIBOL	4786.76	5091.59	4474.25	0.70	2			0.95
Deseada	COMIBOL	4788.31	5120.38	4435.75	1.10	450
Deseada	COMIBOL	4789.58	5119.94	4435.75	1.20	1,152			23.94
Deseada	COMIBOL	4790.07	5069.91	4505.25	0.70	2,180			15.33
Deseada	COMIBOL	4791.03	5119.50	4435.75	0.90	280
Deseada	COMIBOL	4792.24	5119.13	4435.75	0.80	420			19.95
Deseada	COMIBOL	4792.58	5069.68	4505.25	0.70	476			9.82
Deseada	COMIBOL	4793.86	5118.64	4435.75	0.70	72
Deseada	COMIBOL	4795.39	5118.18	4435.75	0.70	236			7.19
Deseada	COMIBOL	4795.72	5069.19	4505.25	0.80	1,080			18.56
Deseada	COMIBOL	4796.85	5117.74	4435.75	0.70	67
Deseada	COMIBOL	4797.48	5068.69	4505.25	0.90	1,640			18.71
Deseada	COMIBOL	4798.41	5117.28	4435.75	0.70	101			4.42
Deseada	COMIBOL	4798.56	5117.24	4436.97	1.10	705			2.64
Deseada	COMIBOL	4798.56	5117.24	4438.98	0.90	420
Deseada	COMIBOL	4798.56	5117.24	4441.82	1.50	510			11.51
Deseada	COMIBOL	4798.56	5117.24	4443.82	1.90
Deseada	COMIBOL	4798.56	5117.24	4446.66	1.00				10.42
Deseada	COMIBOL	4798.56	5117.24	4448.99	0.80
Deseada	COMIBOL	4798.56	5117.24	4451.41	1.00				11.65
Deseada	COMIBOL	4798.56	5117.24	4453.75	1.00	430
Deseada	COMIBOL	4798.56	5117.24	4456.17	0.70	4,071			7.30
Deseada	COMIBOL	4798.56	5117.24	4458.51	0.70
Deseada	COMIBOL	4798.56	5117.24	4460.93	2.00	1,190
Deseada	COMIBOL	4798.56	5117.24	4463.10	2.00	640
Deseada	COMIBOL	4798.56	5117.24	4466.10	1.00	1,258
Deseada	COMIBOL	4798.56	5117.24	4468.19	0.70	230
Deseada	COMIBOL	4798.56	5117.24	4470.53	0.70	571
Deseada	COMIBOL	4798.56	5117.24	4473.11	0.80	1,320
Deseada	COMIBOL	4800.27	5086.39	4474.25	0.70	51			1.11
Deseada	COMIBOL	4800.64	5068.16	4505.25	0.70	185			4.90
Deseada	COMIBOL	4801.05	5116.52	4435.75	0.70	157
Deseada	COMIBOL	4802.17	5085.64	4474.25	0.70	128			4.68
Deseada	COMIBOL	4802.47	5067.80	4505.25	0.70	76			2.20
Deseada	COMIBOL	4803.04	5115.93	4435.75	0.70	1,614			7.43
Deseada	COMIBOL	4803.87	5067.48	4505.25	0.70	102			4.33
Deseada	COMIBOL	4803.98	5085.01	4474.25	0.70	103			3.27
Deseada	COMIBOL	4805.60	5067.10	4505.25	0.70	216			4.93
Deseada	COMIBOL	4805.85	5115.05	4435.75	1.10	935
Deseada	COMIBOL	4805.94	5084.41	4474.25	0.70	265			4.11
Deseada	COMIBOL	4807.45	5066.69	4505.25	0.70	110			1.02
Deseada	COMIBOL	4807.52	5083.93	4474.25	0.70	193			1.58
Deseada	COMIBOL	4807.86	5114.35	4435.75	0.70	165			7.65

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4809.13	5066.32	4505.25	0.70	89			4.15
Deseada	COMIBOL	4809.40	5083.44	4474.25	0.70	103			2.09
Deseada	COMIBOL	4810.26	5113.52	4435.75	0.80	1,640
Deseada	COMIBOL	4810.49	5066.01	4505.25	0.70	44			1.38
Deseada	COMIBOL	4811.95	5065.69	4505.25	0.70	11			0.22
Deseada	COMIBOL	4812.25	5112.83	4435.75	1.20	2,652			18.11
Deseada	COMIBOL	4813.64	5065.31	4505.25	0.70	30			2.91
Deseada	COMIBOL	4814.75	5111.83	4435.75	1.20	2,184
Deseada	COMIBOL	4815.58	5064.86	4505.25	0.70	107			2.63
Deseada	COMIBOL	4817.00	5110.88	4435.75	0.90	1,008			35.98
Deseada	COMIBOL	4817.09	5064.52	4505.25	0.70	392			13.65
Deseada	COMIBOL	4818.66	5064.16	4505.25	0.70	350			15.97
Deseada	COMIBOL	4819.18	5110.25	4435.75	0.70	178
Deseada	COMIBOL	4819.96	5063.86	4505.25	1.10	710			10.00
Deseada	COMIBOL	4821.28	5109.76	4435.75	0.90	347			11.97
Deseada	COMIBOL	4821.79	5063.37	4505.25	0.80	256			8.00
Deseada	COMIBOL	4823.15	5109.14	4435.75	0.80	336
Deseada	COMIBOL	4823.46	5062.92	4505.25	0.70	280			3.51
Deseada	COMIBOL	4825.06	5108.50	4435.75	1.20	204			10.13
Deseada	COMIBOL	4825.12	5062.47	4505.25	0.70	122			7.52
Deseada	COMIBOL	4826.69	5107.96	4435.75	0.70	434
Deseada	COMIBOL	4826.71	5062.03	4505.25	0.70	1,497			10.00
Deseada	COMIBOL	4828.59	5107.36	4435.75	0.70	393			19.87
Deseada	COMIBOL	4828.97	5061.40	4505.25	0.70	360			18.07
Deseada	COMIBOL	4830.58	5106.78	4435.75	1.30	890			9.43
Deseada	COMIBOL	4830.92	5060.85	4505.25	0.70	1,080			5.55
Deseada	COMIBOL	4832.14	5106.32	4435.75	1.28	760
Deseada	COMIBOL	4833.09	5060.23	4505.25	0.70	525			20.26
Deseada	COMIBOL	4834.21	5105.72	4435.75	1.20	790			8.24
Deseada	COMIBOL	4834.80	5059.75	4505.25	0.70	171			3.90
Deseada	COMIBOL	4836.00	5105.19	4435.75	1.10	740
Deseada	COMIBOL	4837.06	5059.10	4505.25	0.70	250			6.49
Deseada	COMIBOL	4837.97	5104.62	4435.75	1.00	680			8.34
Deseada	COMIBOL	4839.31	5058.47	4505.25	0.70	250			7.38
Deseada	COMIBOL	4839.73	5104.15	4435.75	1.10	610
Deseada	COMIBOL	4840.77	5058.05	4505.25	0.70	574			4.01
Deseada	COMIBOL	4841.64	5103.68	4435.75	1.20	130			19.95
Deseada	COMIBOL	4842.81	5057.47	4505.25	0.90	586			16.53
Deseada	COMIBOL	4843.62	5103.18	4435.75	1.10	760
Deseada	COMIBOL	4844.94	5057.02	4505.25	1.30	253			11.81
Deseada	COMIBOL	4845.34	5102.75	4435.75	1.00	640			6.75
Deseada	COMIBOL	4847.12	5056.54	4505.25	1.10	940			22.31
Deseada	COMIBOL	4847.20	5102.29	4435.75	1.10	650
Deseada	COMIBOL	4848.86	5055.96	4505.25	0.70	215			4.09
Deseada	COMIBOL	4849.31	5101.74	4435.75	1.20	710			9.03
Deseada	COMIBOL	4850.40	5055.40	4505.25	0.70	109			2.32
Deseada	COMIBOL	4851.21	5101.22	4435.75	1.20	630
Deseada	COMIBOL	4852.19	5054.74	4505.25	0.70	72			1.16
Deseada	COMIBOL	4852.74	5100.81	4435.75	1.30	700			12.90
Deseada	COMIBOL	4853.91	5054.12	4505.25	0.70	125			2.17
Deseada	COMIBOL	4854.57	5100.32	4435.75	1.40	620
Deseada	COMIBOL	4855.59	5053.47	4505.25	0.70	145			2.25
Deseada	COMIBOL	4856.63	5099.81	4435.75	2.60	1,000			14.87
Deseada	COMIBOL	4856.91	5052.97	4505.25	0.70	171			2.38
Deseada	COMIBOL	4858.55	5099.65	4435.75	2.40	910
Deseada	COMIBOL	4858.65	5052.30	4505.25	0.70	60			2.07
Deseada	COMIBOL	4860.28	5099.51	4435.75	3.90	920			17.77
Deseada	COMIBOL	4860.36	5051.63	4505.25	0.90	1,206			23.44
Deseada	COMIBOL	4862.02	5050.95	4505.25	0.70	46			1.51
Deseada	COMIBOL	4862.27	5099.35	4435.75	2.00	740
Deseada	COMIBOL	4863.34	5050.40	4505.25	0.70	113			1.65
Deseada	COMIBOL	4863.99	5099.27	4435.75	1.80	670			15.48
Deseada	COMIBOL	4865.12	5049.66	4505.25	0.70	111			1.67
Deseada	COMIBOL	4866.00	5099.22	4435.75	1.80	770
Deseada	COMIBOL	4866.55	5049.04	4505.25	0.70	62			0.89
Deseada	COMIBOL	4868.11	5048.20	4505.25	0.70	300			4.93

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4868.34	5099.29	4435.75	1.90	730			12.01
Deseada	COMIBOL	4869.60	5047.41	4505.25	0.70	85			1.05
Deseada	COMIBOL	4870.16	5099.34	4435.75	2.00	340			7.10
Deseada	COMIBOL	4871.29	5046.58	4505.25	0.70	111			2.33
Deseada	COMIBOL	4872.22	5099.40	4435.75	2.20	590
Deseada	COMIBOL	4872.67	5046.05	4505.25	0.70	42			0.55
Deseada	COMIBOL	4873.90	5099.46	4435.75	1.80	650			10.30
Deseada	COMIBOL	4874.82	5045.48	4505.25	0.70	51			0.66
Deseada	COMIBOL	4875.94	5099.58	4435.75	2.00	660
Deseada	COMIBOL	4876.94	5044.92	4505.25	0.70	151			6.25
Deseada	COMIBOL	4877.85	5099.70	4435.75	2.10	750			12.90
Deseada	COMIBOL	4878.91	5044.39	4505.25	0.70	174			4.01
Deseada	COMIBOL	4879.82	5099.83	4435.75	1.40	470
Deseada	COMIBOL	4880.99	5043.84	4505.25	0.70	80			1.36
Deseada	COMIBOL	4881.79	5099.95	4435.75	1.50	410			11.00
Deseada	COMIBOL	4883.08	5043.29	4505.25	0.70	288			4.47
Deseada	COMIBOL	4883.79	5099.79	4435.75	1.00	250
Deseada	COMIBOL	4885.42	5042.63	4505.25	0.70	287			8.93
Deseada	COMIBOL	4885.83	5099.58	4435.75	1.40	360			8.80
Deseada	COMIBOL	4887.02	5042.05	4505.25	0.70	46			2.41
Deseada	COMIBOL	4887.74	5099.38	4435.75	1.20	450
Deseada	COMIBOL	4889.03	5041.33	4505.25	0.70	59			0.97
Deseada	COMIBOL	4889.62	5099.19	4435.75	2.10	450			8.10
Deseada	COMIBOL	4890.82	5040.68	4505.25	0.70	60			2.47
Deseada	COMIBOL	4891.30	5098.64	4435.75	1.50	560
Deseada	COMIBOL	4892.68	5040.01	4505.25	0.70	23			1.30
Deseada	COMIBOL	4893.42	5098.24	4435.75	1.40	220			9.40
Deseada	COMIBOL	4894.89	5039.22	4505.25	0.70	18			1.10
Deseada	COMIBOL	4895.33	5097.76	4435.75	1.10	350
Deseada	COMIBOL	4896.71	5038.54	4505.25	0.70	37			1.14
Deseada	COMIBOL	4896.97	5097.32	4435.75	1.10	70			1.00
Deseada	COMIBOL	4898.64	5037.70	4505.25	0.70	67			2.92
Deseada	COMIBOL	4898.83	5096.76	4435.75	1.40	620
Deseada	COMIBOL	4900.78	5036.77	4505.25	0.70	39			1.74
Deseada	COMIBOL	4901.16	5096.07	4435.75	0.70	564			5.91
Deseada	COMIBOL	4902.82	5035.89	4505.25	0.80	104			8.85
Deseada	COMIBOL	4903.12	5095.49	4435.75	0.80	960
Deseada	COMIBOL	4904.87	5035.00	4505.25	0.70	105			3.67
Deseada	COMIBOL	4905.20	5095.11	4435.75	0.70	890			9.60
Deseada	COMIBOL	4906.51	5034.29	4505.25	0.70	60			2.39
Deseada	COMIBOL	4907.46	5094.80	4435.75	1.80	210
Deseada	COMIBOL	4908.28	5033.53	4505.25	0.70	42			3.63
Deseada	COMIBOL	4909.29	5094.55	4435.75	1.60	740			9.80
Deseada	COMIBOL	4910.36	5032.63	4505.25	0.70	42			0.85
Deseada	COMIBOL	4911.33	5094.27	4435.75	1.50	1,060			18.32
Deseada	COMIBOL	4912.09	5031.81	4505.25	0.70	79			2.40
Deseada	COMIBOL	4913.54	5093.93	4435.75	1.60	890			16.93
Deseada	COMIBOL	4913.68	5031.00	4505.25	0.70	121			11.64
Deseada	COMIBOL	4915.03	5093.48	4435.75	1.40	1,040
Deseada	COMIBOL	4915.78	5029.93	4505.25	0.70	94			8.31
Deseada	COMIBOL	4917.31	5092.79	4435.75	1.10	880			15.74
Deseada	COMIBOL	4917.40	5029.10	4505.25	0.70	63			4.70
Deseada	COMIBOL	4919.09	5092.22	4435.75	0.80	850
Deseada	COMIBOL	4919.34	5028.11	4505.25	0.70	24			0.99
Deseada	COMIBOL	4920.97	5091.17	4435.75	1.50	1,200			18.91
Deseada	COMIBOL	4921.15	5027.21	4505.25	0.70	23			0.59
Deseada	COMIBOL	4922.67	5026.52	4505.25	0.70	4			0.14
Deseada	COMIBOL	4922.89	5090.10	4435.75	1.50	780
Deseada	COMIBOL	4924.43	5025.72	4505.25	0.70	38			1.02
Deseada	COMIBOL	4924.57	5089.16	4435.75	1.50	1,140			16.34
Deseada	COMIBOL	4926.40	5088.26	4435.75	0.90	890
Deseada	COMIBOL	4926.42	5024.93	4505.25	0.70	19			0.25
Deseada	COMIBOL	4928.14	5024.45	4505.25	0.70	30			3.72
Deseada	COMIBOL	4928.65	5087.47	4435.75	0.70	394			6.96
Deseada	COMIBOL	4929.90	5023.96	4505.25	0.70	93			11.80
Deseada	COMIBOL	4930.55	5086.80	4435.75	0.70	300

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4931.85	5023.41	4505.25	0.70	18			1.71
Deseada	COMIBOL	4932.19	5086.23	4435.75	1.20	1,260			18.02
Deseada	COMIBOL	4933.99	5022.81	4505.25	0.70	110			7.47
Deseada	COMIBOL	4934.34	5085.62	4435.75	0.90	870
Deseada	COMIBOL	4935.85	5022.30	4505.25	0.70	221			6.66
Deseada	COMIBOL	4936.22	5085.17	4435.75	1.30	940			11.89
Deseada	COMIBOL	4937.73	5022.07	4505.25	0.70	182			20.53
Deseada	COMIBOL	4938.25	5084.63	4435.75	0.80	910
Deseada	COMIBOL	4939.67	5021.83	4505.25	0.82	168			41.68
Deseada	COMIBOL	4939.83	5084.18	4435.75	0.70	857			8.21
Deseada	COMIBOL	4941.61	5021.58	4505.25	1.10	360			45.24
Deseada	COMIBOL	4942.02	5083.56	4435.75	0.70	714
Deseada	COMIBOL	4943.57	5021.34	4505.25	0.70	320			16.67
Deseada	COMIBOL	4943.81	5083.05	4435.75	1.30	730			10.10
Deseada	COMIBOL	4945.48	5021.10	4505.25	1.10	270			24.38
Deseada	COMIBOL	4947.62	5020.86	4505.25	1.30	230			41.91
Deseada	COMIBOL	4949.54	5020.72	4505.25	1.00	240			39.72
Deseada	COMIBOL	4951.13	5020.60	4505.25	1.10	220			41.52
Deseada	COMIBOL	4952.87	5107.57	4393.75	2.80	238			7.00
Deseada	COMIBOL	4953.35	5020.40	4505.25	1.00	160			33.81
Deseada	COMIBOL	4954.85	5107.36	4393.75	0.80	77			1.64
Deseada	COMIBOL	4955.15	5020.22	4505.25	0.70	113			19.35
Deseada	COMIBOL	4956.66	5107.17	4393.75	2.80	98			4.25
Deseada	COMIBOL	4956.68	5048.00	4474.25	0.70	20			1.60
Deseada	COMIBOL	4957.29	5020.01	4505.25	0.80	320			29.54
Deseada	COMIBOL	4958.58	5047.77	4474.25	0.70	204			3.03
Deseada	COMIBOL	4958.72	5106.96	4393.75	0.80	373			7.50
Deseada	COMIBOL	4959.27	5019.81	4505.25	0.70	46			7.23
Deseada	COMIBOL	4960.48	5106.77	4393.75	0.90	200			6.00
Deseada	COMIBOL	4960.92	5047.55	4474.25	0.70	103			1.49
Deseada	COMIBOL	4961.20	5019.51	4505.25	0.70	245			15.00
Deseada	COMIBOL	4962.43	5106.45	4393.75	0.80	178			7.50
Deseada	COMIBOL	4962.95	5019.18	4505.25	1.00	470			34.48
Deseada	COMIBOL	4963.21	5047.37	4474.25	0.70	29			0.66
Deseada	COMIBOL	4964.09	5106.17	4393.75	0.98	127			3.20
Deseada	COMIBOL	4964.84	5018.82	4505.25	1.20	240			20.00
Deseada	COMIBOL	4965.56	5047.17	4474.25	0.70	43			0.75
Deseada	COMIBOL	4965.83	5105.87	4393.75	0.80	45			1.46
Deseada	COMIBOL	4966.91	5018.43	4505.25	0.80	328			8.61
Deseada	COMIBOL	4967.55	5046.70	4474.25	1.00	340			11.78
Deseada	COMIBOL	4967.95	5105.51	4393.75	0.80	26			1.00
Deseada	COMIBOL	4968.64	5018.13	4505.25	0.70	261			15.83
Deseada	COMIBOL	4969.84	5105.19	4393.75	0.80	67			1.24
Deseada	COMIBOL	4969.93	5046.03	4474.25	0.90	324			9.25
Deseada	COMIBOL	4970.54	5017.82	4505.25	0.70	42			1.83
Deseada	COMIBOL	4971.81	5045.51	4474.25	0.70	648			3.87
Deseada	COMIBOL	4972.47	5017.52	4505.25	0.70	64			4.14
Deseada	COMIBOL	4973.87	5044.54	4474.25	0.70	303			4.57
Deseada	COMIBOL	4974.31	5017.23	4505.25	0.70	96			4.81
Deseada	COMIBOL	4976.00	5043.43	4474.25	0.70	143			3.14
Deseada	COMIBOL	4976.31	5016.71	4505.25	0.70	14			1.44
Deseada	COMIBOL	4977.81	5042.49	4474.25	0.70	94			1.45
Deseada	COMIBOL	4978.33	5015.98	4505.25	0.70	38			1.58
Deseada	COMIBOL	4979.96	5041.41	4474.25	0.70	235			2.07
Deseada	COMIBOL	4980.19	5015.30	4505.25	0.70	66			2.62
Deseada	COMIBOL	4981.81	5014.72	4505.25	0.70	14			0.49
Deseada	COMIBOL	4982.08	5040.34	4474.25	0.70	71			1.55
Deseada	COMIBOL	4983.54	5014.08	4505.25	0.70	93			4.85
Deseada	COMIBOL	4983.71	5039.53	4474.25	0.70	1			1.04
Deseada	COMIBOL	4985.47	5013.22	4505.25	0.70	119			9.98
Deseada	COMIBOL	4985.71	5038.53	4474.25	0.70	8			0.02
Deseada	COMIBOL	4988.03	5037.30	4474.25	0.70	8			0.29
Deseada	COMIBOL	4988.99	5011.20	4505.25	0.70	129			6.05
Deseada	COMIBOL	4990.25	5036.13	4474.25	0.70	159			2.50
Deseada	COMIBOL	4991.03	5010.18	4505.25	0.70	23			1.41
Deseada	COMIBOL	4992.15	5035.25	4474.25	1.30	340			18.57

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	4992.81	5009.30	4505.25	0.70	11			2.50
Deseada	COMIBOL	4993.87	5034.46	4474.25	1.45	320			19.47
Deseada	COMIBOL	4994.55	5008.45	4505.25	0.70	31			3.01
Deseada	COMIBOL	4994.86	5034.00	4477.64	1.00	184			13.13
Deseada	COMIBOL	4994.86	5034.00	4479.01	1.00	69			3.90
Deseada	COMIBOL	4994.86	5034.00	4480.37	1.00	63			1.44
Deseada	COMIBOL	4994.86	5034.00	4481.68	1.00	26			2.07
Deseada	COMIBOL	4994.86	5034.00	4483.10	1.00	38			4.02
Deseada	COMIBOL	4994.86	5034.00	4484.41	1.00	90			14.70
Deseada	COMIBOL	4994.86	5034.00	4485.83	1.00	238			17.49
Deseada	COMIBOL	4994.86	5034.00	4487.19	1.00	312			16.38
Deseada	COMIBOL	4994.86	5034.00	4488.55	1.00	91			8.34
Deseada	COMIBOL	4994.86	5034.00	4489.86	1.00	54			6.11
Deseada	COMIBOL	4994.86	5034.00	4491.23	1.00	116			1.88
Deseada	COMIBOL	4994.86	5034.00	4492.54	1.00	174			7.29
Deseada	COMIBOL	4994.86	5034.00	4493.90	1.00	200			11.57
Deseada	COMIBOL	4994.86	5034.00	4495.26	1.00	120			9.71
Deseada	COMIBOL	4994.86	5034.00	4496.57	1.00	126			10.48
Deseada	COMIBOL	4994.86	5034.00	4497.88	1.00	54			7.61
Deseada	COMIBOL	4994.86	5034.00	4499.19	1.00	106			7.55
Deseada	COMIBOL	4994.86	5034.00	4500.55	1.00	16			1.47
Deseada	COMIBOL	4994.86	5034.00	4501.92	1.00	80			3.80
Deseada	COMIBOL	4995.96	5033.61	4474.25	1.00	300			14.48
Deseada	COMIBOL	4996.18	5007.69	4505.25	0.70	59			6.45
Deseada	COMIBOL	4998.03	5032.95	4474.25	0.70	39			2.41
Deseada	COMIBOL	4998.18	5006.84	4505.25	0.70	43			4.76
Deseada	COMIBOL	5000.00	5006.02	4505.25	0.70	105			5.69
Deseada	COMIBOL	5000.33	5032.21	4474.25	0.70	30			1.17
Deseada	COMIBOL	5002.25	5005.09	4505.25	0.70	26			0.77
Deseada	COMIBOL	5002.36	5031.54	4474.25	0.70	1			0.05
Deseada	COMIBOL	5003.98	5004.22	4505.25	0.70	89			7.85
Deseada	COMIBOL	5004.25	5030.87	4474.25	0.70	10			0.04
Deseada	COMIBOL	5005.19	5003.61	4505.25	0.70	140			27.52
Deseada	COMIBOL	5006.15	5030.20	4474.25	0.70	642			1.67
Deseada	COMIBOL	5007.16	5002.61	4505.25	0.70	114			16.62
Deseada	COMIBOL	5008.02	5029.54	4474.25	0.70	93			0.37
Deseada	COMIBOL	5009.28	5001.49	4505.25	0.70	87			15.58
Deseada	COMIBOL	5009.90	5028.88	4474.25	0.70	1,434			5.85
Deseada	COMIBOL	5010.98	5000.58	4505.25	0.70	165			12.09
Deseada	COMIBOL	5011.94	5028.03	4474.25	0.70	377			0.57
Deseada	COMIBOL	5012.71	4999.72	4505.25	0.70	48			6.05
Deseada	COMIBOL	5013.90	5027.15	4474.25	0.70	134			0.19
Deseada	COMIBOL	5014.51	4998.87	4505.25	0.70	40			6.00
Deseada	COMIBOL	5015.84	5026.33	4474.25	0.70	1			0.34
Deseada	COMIBOL	5016.23	4998.07	4505.25	0.70	31			5.33
Deseada	COMIBOL	5017.83	5025.60	4474.25	0.70	769			3.07
Deseada	COMIBOL	5018.11	4997.18	4505.25	0.70	35			4.13
Deseada	COMIBOL	5019.68	4996.36	4505.25	0.70	46			3.61
Deseada	COMIBOL	5019.82	5024.87	4474.25	0.70	694			2.08
Deseada	COMIBOL	5021.58	5058.47	4443.07	0.80	170
Deseada	COMIBOL	5021.58	5058.47	4445.07	0.70	40			5.32
Deseada	COMIBOL	5021.58	5058.47	4447.41	0.70	446
Deseada	COMIBOL	5021.58	5058.47	4449.24	0.70	183			2.24
Deseada	COMIBOL	5021.58	5058.47	4451.50	0.70	157
Deseada	COMIBOL	5021.58	5058.47	4454.00	0.70	527			8.53
Deseada	COMIBOL	5021.58	5058.47	4456.00	0.80	110
Deseada	COMIBOL	5021.58	5058.47	4458.09	0.70	74			3.91
Deseada	COMIBOL	5021.58	5058.47	4460.26	0.70	1,180
Deseada	COMIBOL	5021.58	5058.47	4462.10	0.70	194			5.94
Deseada	COMIBOL	5021.58	5058.47	4464.43	0.70	369
Deseada	COMIBOL	5021.58	5058.47	4466.69	0.70	43			2.83
Deseada	COMIBOL	5021.74	4995.21	4505.25	0.70	15			2.03
Deseada	COMIBOL	5022.00	5024.17	4474.25	0.70	287
Deseada	COMIBOL	5023.32	4994.32	4505.25	0.70	17			1.57
Deseada	COMIBOL	5023.84	5023.64	4474.25	1.10	540
Deseada	COMIBOL	5024.93	4993.49	4505.25	0.70	48			8.85

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	5026.04	5022.98	4474.25	0.80	422
Deseada	COMIBOL	5026.73	4992.58	4505.25	0.70	32			4.90
Deseada	COMIBOL	5027.83	5022.26	4474.25	0.70	96
Deseada	COMIBOL	5028.21	5022.02	4478.19	1.00	65			4.15
Deseada	COMIBOL	5028.21	5022.02	4479.99	1.00	224			6.64
Deseada	COMIBOL	5028.21	5022.02	4481.52	1.00	240			7.64
Deseada	COMIBOL	5028.21	5022.02	4483.26	1.00	560			13.38
Deseada	COMIBOL	5028.21	5022.02	4484.84	1.00	272			8.64
Deseada	COMIBOL	5028.21	5022.02	4486.64	1.00	329			7.13
Deseada	COMIBOL	5028.21	5022.02	4488.12	1.00	96			8.48
Deseada	COMIBOL	5028.21	5022.02	4489.81	1.00	175			6.78
Deseada	COMIBOL	5028.21	5022.02	4491.39	1.00	120			10.31
Deseada	COMIBOL	5028.21	5022.02	4493.03	1.00	112			8.72
Deseada	COMIBOL	5028.21	5022.02	4494.61	1.00	78			11.39
Deseada	COMIBOL	5028.21	5022.02	4496.30	1.00	86			4.16
Deseada	COMIBOL	5028.21	5022.02	4497.88	1.00	96			9.26
Deseada	COMIBOL	5028.21	5022.02	4499.63	1.00	84			12.82
Deseada	COMIBOL	5028.21	5022.02	4501.21	1.00	78			9.12
Deseada	COMIBOL	5028.56	4991.69	4505.25	0.70	85			6.82
Deseada	COMIBOL	5029.95	5021.42	4474.25	0.70	99
Deseada	COMIBOL	5030.50	4991.14	4505.25	0.70	26			4.53
Deseada	COMIBOL	5031.76	5020.72	4474.25	0.70	96
Deseada	COMIBOL	5032.35	4990.63	4505.25	0.70	5			0.45
Deseada	COMIBOL	5033.69	5019.99	4474.25	0.70	60
Deseada	COMIBOL	5033.90	4990.19	4505.25	0.70	30			5.82
Deseada	COMIBOL	5035.44	5019.40	4474.25	0.70	19
Deseada	COMIBOL	5035.63	4989.77	4505.25	0.70	79			14.66
Deseada	COMIBOL	5037.34	5018.72	4474.25	0.70	26
Deseada	COMIBOL	5037.75	4989.27	4505.25	0.70	154			10.09
Deseada	COMIBOL	5038.80	5018.00	4474.25	0.70	3
Deseada	COMIBOL	5039.68	4988.81	4505.25	0.70	1			0.14
Deseada	COMIBOL	5040.57	5017.12	4474.25	0.70	69
Deseada	COMIBOL	5041.52	4988.29	4505.25	0.70	3			0.29
Deseada	COMIBOL	5042.23	5016.30	4474.25	0.70	113
Deseada	COMIBOL	5043.14	4987.79	4505.25	0.70	5			0.27
Deseada	COMIBOL	5044.10	5015.46	4474.25	0.70	247
Deseada	COMIBOL	5045.18	4987.02	4505.25	0.70	14			1.10
Deseada	COMIBOL	5045.46	5014.88	4474.25	0.70	14
Deseada	COMIBOL	5046.92	4986.36	4505.25	0.70	21			1.65
Deseada	COMIBOL	5047.59	5013.97	4474.25	0.70	18
Deseada	COMIBOL	5049.04	5013.36	4474.25	0.70	11
Deseada	COMIBOL	5050.79	5012.59	4474.25	0.70	14
Deseada	COMIBOL	5052.51	5011.84	4474.25	0.70
Deseada	COMIBOL	5054.28	5011.15	4474.25	0.70	14
Deseada	COMIBOL	5056.06	5010.39	4474.25	0.70	12
Deseada	COMIBOL	5094.43	4967.64	4505.25	0.70	165			12.48
Deseada	COMIBOL	5096.60	4968.17	4505.25	0.70	238			16.51
Deseada	COMIBOL	5098.81	4968.71	4505.25	0.70	196			10.74
Deseada	COMIBOL	5100.78	4969.21	4505.25	0.70	214			10.14
Deseada	COMIBOL	5103.09	4969.85	4505.25	0.70	192			6.54
Deseada	COMIBOL	5104.68	4970.30	4505.25	0.70	278			17.49
Deseada	COMIBOL	5106.84	4970.58	4505.25	0.70	232			13.96
Deseada	COMIBOL	5109.14	4970.70	4505.25	0.70	237			16.27
Deseada	COMIBOL	5111.68	4970.83	4505.25	0.70	94			2.67
Deseada	COMIBOL	5113.33	4970.92	4505.78	0.70	2			0.04
Deseada	COMIBOL	5113.33	4970.92	4508.29	0.70	3			0.06
Deseada	COMIBOL	5113.33	4970.92	4510.47	0.70	5			0.06
Deseada	COMIBOL	5113.33	4970.92	4512.43	0.70	11			0.57
Deseada	COMIBOL	5113.33	4970.92	4514.56	0.70	25			1.15
Deseada	COMIBOL	5113.33	4970.92	4516.64	0.70	11			0.91
Deseada	COMIBOL	5113.33	4970.92	4518.71	0.70	87			3.31
Deseada	COMIBOL	5113.33	4970.92	4520.78	0.70	11			1.32
Deseada	COMIBOL	5113.33	4970.92	4522.64	0.70	16			1.45
Deseada	COMIBOL	5113.33	4970.92	4524.87	0.70	46			2.37
Deseada	COMIBOL	5113.33	4970.92	4527.16	0.70	50			2.51
Deseada	COMIBOL	5113.33	4970.92	4528.96	0.70	161			5.61

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	5113.33	4970.92	4531.04	0.70	38			1.63
Deseada	COMIBOL	5113.33	4970.92	4533.00	0.70	329			9.64
Deseada	COMIBOL	5113.33	4970.92	4534.91	0.70	7			0.05
Deseada	COMIBOL	5113.33	4970.92	4537.31	0.70	39			0.66
Deseada	COMIBOL	5113.33	4970.92	4539.44	0.70	93			0.42
Deseada	COMIBOL	5113.87	4970.95	4505.25	0.70	31			6.01
Deseada	COMIBOL	5115.83	4970.97	4505.25	0.70	6			0.68
Deseada	COMIBOL	5117.88	4970.97	4505.25	0.70	21			0.53
Deseada	COMIBOL	5119.79	4970.97	4505.25	0.70	34			0.45
Deseada	COMIBOL	5122.08	4970.69	4505.25	0.70	43			1.21
Deseada	COMIBOL	5124.15	4970.19	4505.25	1.40	210			6.18
Deseada	COMIBOL	5126.53	4969.92	4505.25	0.70	146			16.91
Deseada	COMIBOL	5128.19	4969.55	4505.25	0.70	96			11.72
Deseada	COMIBOL	5130.10	4968.87	4505.25	0.70	82			13.11
Deseada	COMIBOL	5131.95	4968.20	4505.25	0.70	216			15.38
Deseada	COMIBOL	5133.91	4967.89	4505.25	0.70	280			23.77
Deseada	COMIBOL	5135.73	4967.69	4505.25	0.70	226			27.45
Deseada	COMIBOL	5137.67	4967.47	4505.25	0.70	114			17.82
Deseada	COMIBOL	5139.69	4967.25	4505.25	0.70	63			6.79
Deseada	COMIBOL	5141.68	4967.03	4505.25	0.70	336			6.38
Deseada	COMIBOL	5143.53	4966.94	4505.25	0.70	27			4.10
Deseada	COMIBOL	5145.36	4966.86	4505.25	0.70	50			1.06
Deseada	COMIBOL	5147.27	4966.78	4505.25	0.70	96			1.53
Deseada	COMIBOL	5149.46	4966.69	4505.25	0.80	14			3.10
Deseada	COMIBOL	5151.36	4966.82	4505.25	0.70	27			5.61
Deseada	COMIBOL	5153.43	4967.07	4505.25	0.70	32			2.99
Deseada	COMIBOL	5155.23	4967.29	4505.25	0.70	1			0.05
Deseada	COMIBOL	5157.17	4967.57	4505.25	0.70	12			1.97
Deseada	COMIBOL	5159.23	4968.02	4505.25	0.70	16			0.99
Deseada	COMIBOL	5160.83	4968.37	4505.25	0.70	0			0.36
Deseada	COMIBOL	5162.73	4968.78	4505.25	0.70	0			0.08
Deseada	COMIBOL	5164.94	4969.07	4505.25	0.70	27			5.87
Deseada	COMIBOL	5166.58	4969.51	4505.25	0.70	148			3.62
Deseada	COMIBOL	5168.36	4970.17	4505.25	0.70	0			0.05
Deseada	COMIBOL	5170.71	4971.04	4505.25	0.70	27			5.59
Deseada	COMIBOL	5172.49	4972.38	4505.25	0.70	25			6.47
Deseada	COMIBOL	5174.23	4973.85	4505.25	0.70	146			15.05
Deseada	COMIBOL	5175.61	4974.99	4505.25	0.90	288			22.39
Deseada	COMIBOL	5177.39	4976.10	4505.25	0.70	1,288			22.19
Deseada	COMIBOL	5178.96	4977.08	4505.25	0.70	9			14.53
Deseada	COMIBOL	5180.71	4978.15	4505.25	0.70	41			6.78
Deseada	COMIBOL	5182.98	4979.32	4505.25	0.70	22			2.34
Deseada	COMIBOL	5184.85	4980.29	4505.25	0.70	444			5.46
Deseada	COMIBOL	5186.45	4981.12	4505.25	0.70	444			5.46
Deseada	COMIBOL	5188.77	4982.45	4505.25	0.70	471			22.69
Deseada	COMIBOL	5189.77	4983.06	4505.25	1.00	930			32.61
Deseada	COMIBOL	5191.80	4984.30	4505.25	0.70	132			32.61
Deseada	COMIBOL	5194.12	4984.66	4505.25	0.70	85			13.23
Deseada	COMIBOL	5195.83	4984.70	4505.25	0.70	36			8.86
Deseada	COMIBOL	5198.08	4984.74	4505.25	0.70	33			5.28
Deseada	COMIBOL	5200.19	4984.69	4505.25	0.70	7			3.66
Deseada	COMIBOL	5202.10	4984.62	4505.25	0.70	3			0.26
Deseada	COMIBOL	5204.21	4984.54	4505.25	0.70	4			0.14
Deseada	COMIBOL	5206.35	4984.30	4505.25	0.70	6			0.23
Deseada	COMIBOL	5208.62	4983.95	4505.25	0.70	94			0.55
Deseada	COMIBOL	5210.53	4983.68	4505.25	0.70	96			5.07
Deseada	COMIBOL	5212.31	4983.38	4505.25	0.70	53			7.82
Deseada	COMIBOL	5214.90	4982.67	4505.25	0.70	33			3.75
Deseada	COMIBOL	5216.40	4982.26	4505.25	0.70	59			5.59
Deseada	COMIBOL	5218.44	4981.70	4505.25	0.70	21			3.08
Deseada	COMIBOL	5220.41	4981.16	4505.25	0.70	94			2.35
Deseada	COMIBOL	5222.23	4980.57	4505.25	0.70	82			7.14
Deseada	COMIBOL	5224.21	4979.87	4505.25	0.70	55			5.62
Deseada	COMIBOL	5225.93	4979.26	4505.25	0.70	214			5.04
Deseada	COMIBOL	5227.93	4978.71	4505.25	0.70	60			6.57
Deseada	COMIBOL	5230.26	5060.41	4393.75	0.80	360			6.45

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	5230.38	4978.26	4505.25	0.70	11			2.48
Deseada	COMIBOL	5231.79	5059.90	4393.75	0.80	312			4.44
Deseada	COMIBOL	5231.82	4977.99	4505.25	0.70	25			1.49
Deseada	COMIBOL	5233.72	5059.25	4393.75	0.80	112			2.14
Deseada	COMIBOL	5233.75	4977.61	4505.25	0.70	41			0.75
Deseada	COMIBOL	5235.75	5058.62	4393.75	0.80	90			0.97
Deseada	COMIBOL	5235.98	4977.12	4505.25	0.70	14			0.92
Deseada	COMIBOL	5237.61	5058.10	4393.75	0.80	81			4.64
Deseada	COMIBOL	5237.96	4976.68	4505.25	0.70	15			1.94
Deseada	COMIBOL	5239.53	5057.57	4393.75	0.80	35			2.56
Deseada	COMIBOL	5239.90	4976.25	4505.25	0.70	9			0.68
Deseada	COMIBOL	5241.41	5057.04	4393.75	0.80
Deseada	COMIBOL	5241.82	4975.97	4505.25	1.00	350			3.25
Deseada	COMIBOL	5243.81	5021.28	4435.75	0.70	43			7.40
Deseada	COMIBOL	5243.88	4975.79	4505.25	1.50	400			29.24
Deseada	COMIBOL	5245.85	4975.62	4505.25	1.10	260			14.57
Deseada	COMIBOL	5246.01	5020.88	4435.75	0.70	66
Deseada	COMIBOL	5247.82	4975.57	4505.25	1.60	500			14.96
Deseada	COMIBOL	5248.10	5020.51	4435.75	0.70	126			8.91
Deseada	COMIBOL	5250.05	4975.44	4505.25	0.90	306			18.76
Deseada	COMIBOL	5250.36	5020.12	4435.75	0.70	129
Deseada	COMIBOL	5251.87	4974.99	4505.25	0.70	51			10.84
Deseada	COMIBOL	5252.06	5019.88	4435.75	0.90	190			29.03
Deseada	COMIBOL	5253.94	5019.61	4435.75	0.80	180			20.25
Deseada	COMIBOL	5254.13	4974.70	4505.25	0.70	89			10.20
Deseada	COMIBOL	5255.91	4974.66	4505.25	0.70	41			1.96
Deseada	COMIBOL	5256.44	5019.26	4435.75	0.80	210
Deseada	COMIBOL	5258.02	4974.61	4505.25	0.70	23			2.13
Deseada	COMIBOL	5258.71	5019.11	4435.75	0.85	200			29.03
Deseada	COMIBOL	5259.52	4974.65	4506.27	1.00	22			0.59
Deseada	COMIBOL	5259.52	4974.65	4508.34	1.00	70			4.62
Deseada	COMIBOL	5259.52	4974.65	4510.74	1.00	62			3.35
Deseada	COMIBOL	5259.52	4974.65	4512.93	1.00	128			6.21
Deseada	COMIBOL	5259.52	4974.65	4515.16	1.00	80			4.47
Deseada	COMIBOL	5259.52	4974.65	4517.07	1.00	78			3.77
Deseada	COMIBOL	5259.52	4974.65	4519.47	1.00	34			0.98
Deseada	COMIBOL	5259.52	4974.65	4521.65	1.00	69			5.31
Deseada	COMIBOL	5259.52	4974.65	4523.95	1.00	87			4.57
Deseada	COMIBOL	5259.52	4974.65	4525.91	1.00	114			2.15
Deseada	COMIBOL	5259.52	4974.65	4528.09	1.00	66			1.04
Deseada	COMIBOL	5259.52	4974.65	4530.11	1.00	62			0.77
Deseada	COMIBOL	5259.52	4974.65	4532.29	1.00	51			0.38
Deseada	COMIBOL	5259.52	4974.65	4534.53	1.00	57			0.34
Deseada	COMIBOL	5259.52	4974.65	4537.04	1.00	57			0.36
Deseada	COMIBOL	5259.52	4974.65	4539.27	1.00	50			0.22
Deseada	COMIBOL	5259.99	4974.70	4505.25	0.70	66			2.49
Deseada	COMIBOL	5260.89	5019.02	4435.75	1.00	140
Deseada	COMIBOL	5261.96	4974.90	4505.25	0.70	27			0.64
Deseada	COMIBOL	5262.77	5018.93	4435.75	1.45	230			14.66
Deseada	COMIBOL	5264.20	4975.13	4505.25	0.70	7			0.46
Deseada	COMIBOL	5264.88	5018.88	4435.75	0.70	3,807			12.37
Deseada	COMIBOL	5266.17	4974.83	4505.25	0.70	19			0.67
Deseada	COMIBOL	5266.84	5018.84	4435.75	0.70	454
Deseada	COMIBOL	5268.10	4974.26	4505.25	0.70	102			0.49
Deseada	COMIBOL	5268.53	5018.80	4435.75	0.70	184			10.83
Deseada	COMIBOL	5270.15	4973.66	4505.25	0.70	40			0.78
Deseada	COMIBOL	5270.98	5018.60	4435.75	0.70	707
Deseada	COMIBOL	5271.93	4973.14	4505.25	0.70	379			3.06
Deseada	COMIBOL	5272.87	5018.25	4435.75	0.70	223			12.15
Deseada	COMIBOL	5273.91	4972.57	4505.25	0.70	770			9.40
Deseada	COMIBOL	5275.25	5017.81	4435.75	0.70	107
Deseada	COMIBOL	5275.89	4971.99	4505.25	0.70	221			11.06
Deseada	COMIBOL	5277.13	5017.42	4435.75	0.70	77			2.43
Deseada	COMIBOL	5277.87	4971.69	4505.25	0.70	114			15.54
Deseada	COMIBOL	5278.93	5016.99	4435.75	1.20	1,480
Deseada	COMIBOL	5279.58	4971.58	4505.25	0.70	49			12.39

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	5280.91	5016.52	4435.75	0.70	24			1.82
Deseada	COMIBOL	5282.10	4971.41	4505.25	0.70	69			3.47
Deseada	COMIBOL	5282.88	5016.06	4435.75	0.70	177
Deseada	COMIBOL	5284.13	4971.28	4505.25	0.70	199			3.97
Deseada	COMIBOL	5284.60	5015.64	4435.75	0.70	79			5.58
Deseada	COMIBOL	5285.62	4970.97	4505.25	0.70	213			7.32
Deseada	COMIBOL	5286.83	5015.10	4435.75	0.70	206			0.99
Deseada	COMIBOL	5288.05	4970.45	4505.25	0.70	23			2.31
Deseada	COMIBOL	5288.76	5014.63	4435.75	0.70	90
Deseada	COMIBOL	5289.85	4969.94	4505.25	0.80	640			2.90
Deseada	COMIBOL	5290.69	5014.16	4435.75	0.70	159			6.30
Deseada	COMIBOL	5291.87	4969.25	4505.25	1.10	930			15.46
Deseada	COMIBOL	5292.91	5013.62	4435.75	0.70	46
Deseada	COMIBOL	5293.79	4968.61	4505.25	1.00	1,230			18.29
Deseada	COMIBOL	5294.85	5013.18	4435.75	0.70	126			17.51
Deseada	COMIBOL	5295.56	4968.12	4505.25	0.70	525			35.10
Deseada	COMIBOL	5296.82	5012.88	4435.75	0.70	257
Deseada	COMIBOL	5298.06	4967.70	4505.25	0.70	162			3.18
Deseada	COMIBOL	5298.80	5012.58	4435.75	0.70	293			19.31
Deseada	COMIBOL	5299.48	4967.59	4505.25	0.70	240			2.71
Deseada	COMIBOL	5300.89	5012.26	4435.75	0.70	283
Deseada	COMIBOL	5301.79	4967.47	4505.25	0.70	125			5.83
Deseada	COMIBOL	5302.99	5011.93	4435.75	0.70	403			33.25
Deseada	COMIBOL	5304.04	4967.35	4505.25	0.70	298			8.86
Deseada	COMIBOL	5304.80	5011.79	4435.75	0.70	286
Deseada	COMIBOL	5306.22	4967.23	4505.25	0.70	200			7.14
Deseada	COMIBOL	5306.99	5011.69	4435.75	0.70	598			25.78
Deseada	COMIBOL	5308.76	4967.07	4505.25	0.70	100			4.12
Deseada	COMIBOL	5309.44	5011.68	4435.75	0.70	251
Deseada	COMIBOL	5310.51	4966.95	4505.25	0.80	880			15.62
Deseada	COMIBOL	5311.68	5011.67	4435.75	0.70	200			28.57
Deseada	COMIBOL	5312.64	4966.81	4505.25	0.70	213			9.38
Deseada	COMIBOL	5313.99	5011.67	4435.75	0.70	343
Deseada	COMIBOL	5314.97	4966.66	4505.25	0.70	61			2.62
Deseada	COMIBOL	5316.38	5011.67	4435.75	0.70	100			8.71
Deseada	COMIBOL	5317.33	4966.51	4505.25	0.70	45			2.83
Deseada	COMIBOL	5318.34	5011.67	4435.75	0.70	60
Deseada	COMIBOL	5319.59	4966.51	4505.25	0.70	47			2.31
Deseada	COMIBOL	5320.58	5011.71	4435.75	0.70	150			13.26
Deseada	COMIBOL	5321.16	4966.53	4505.25	0.70	193			3.49
Deseada	COMIBOL	5323.27	4966.56	4505.25	0.70	55			0.31
Deseada	COMIBOL	5323.44	5011.80	4435.75	0.70	97
Deseada	COMIBOL	5325.77	5011.87	4435.75	0.70	124			19.55
Deseada	COMIBOL	5325.79	4966.59	4505.25	0.70	43			2.38
Deseada	COMIBOL	5327.95	5011.93	4435.75	0.70	286
Deseada	COMIBOL	5328.01	4966.53	4505.25	0.70	130			5.70
Deseada	COMIBOL	5329.85	5012.29	4435.75	0.70	150			10.13
Deseada	COMIBOL	5329.86	4966.37	4505.25	0.70	103			2.02
Deseada	COMIBOL	5331.68	4965.95	4505.25	0.70	229			11.25
Deseada	COMIBOL	5332.14	5012.75	4435.75	0.70	559			26.75
Deseada	COMIBOL	5334.46	4966.00	4505.25	0.70	246			10.78
Deseada	COMIBOL	5334.48	5013.22	4435.75	0.70	93
Deseada	COMIBOL	5336.43	4965.86	4505.25	0.70	406			27.98
Deseada	COMIBOL	5336.51	5013.75	4435.75	0.70	280			24.75
Deseada	COMIBOL	5338.55	4965.80	4505.25	0.70	566			21.88
Deseada	COMIBOL	5338.84	5014.73	4435.75	0.70	193
Deseada	COMIBOL	5341.04	5015.66	4435.75	0.70	238			27.85
Deseada	COMIBOL	5341.14	4965.72	4505.25	0.70	180			9.59
Deseada	COMIBOL	5342.79	4965.63	4505.25	0.70	395			21.15
Deseada	COMIBOL	5343.04	5016.23	4435.75	0.70	369
Deseada	COMIBOL	5345.06	4965.43	4505.25	0.70	459			5.38
Deseada	COMIBOL	5345.16	5016.63	4435.75	0.70	210			12.92
Deseada	COMIBOL	5347.17	4965.25	4505.25	0.70	348			13.13
Deseada	COMIBOL	5347.53	5017.07	4435.75	0.70	210			14.06
Deseada	COMIBOL	5349.30	4965.06	4505.25	0.70	155			6.62
Deseada	COMIBOL	5349.93	5017.52	4435.75	0.70	229

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Deseada	COMIBOL	5351.38	4964.87	4505.25	0.70	100			2.09
Deseada	COMIBOL	5351.54	5017.73	4435.75	0.70	75			9.37
Deseada	COMIBOL	5353.66	4964.46	4505.25	0.70	112			1.86
Deseada	COMIBOL	5353.95	5017.91	4435.75	0.70	347
Deseada	COMIBOL	5355.72	4964.10	4505.25	0.70	143			1.49
Deseada	COMIBOL	5356.03	5018.07	4435.75	0.70	179			17.29
Deseada	COMIBOL	5357.70	4963.74	4505.25	0.70	8			0.63
Deseada	COMIBOL	5358.21	5018.23	4435.75	0.70	257
Deseada	COMIBOL	5359.80	4963.37	4505.25	0.70	75			2.95
Deseada	COMIBOL	5360.39	5018.39	4435.75	0.70	271			18.74
Deseada	COMIBOL	5361.90	4962.99	4505.25	0.70	166			5.60
Deseada	COMIBOL	5362.14	5018.52	4435.75	0.70	480
Deseada	COMIBOL	5363.81	4962.62	4505.25	0.70	78			4.53
Deseada	COMIBOL	5364.49	5018.70	4435.75	0.70	583			25.44
Deseada	COMIBOL	5366.30	4962.09	4505.25	0.70	28			0.83
Deseada	COMIBOL	5366.68	5018.86	4435.75	0.70	243
Deseada	COMIBOL	5368.17	4961.70	4505.25	0.70	115			1.58
Deseada	COMIBOL	5368.59	5019.02	4435.75	0.70	887			15.21
Deseada	COMIBOL	5369.84	4961.34	4505.25	0.70	38			2.29
Deseada	COMIBOL	5370.89	5019.22	4435.75	0.70	206
Deseada	COMIBOL	5372.16	4960.85	4505.25	0.70	283			6.88
Deseada	COMIBOL	5372.90	5019.40	4435.75	0.70	871			28.36
Deseada	COMIBOL	5374.19	4960.47	4505.25	0.70	86			4.90
Deseada	COMIBOL	5374.93	5019.58	4435.75	0.70	434
Deseada	COMIBOL	5376.31	4960.13	4505.25	0.70	159			6.76
Deseada	COMIBOL	5377.06	5019.77	4435.75	0.70	251
Deseada	COMIBOL	5378.30	4959.81	4505.25	0.70	315			5.03
Deseada	COMIBOL	5379.23	5019.96	4435.75	0.70	79			16.86
Deseada	COMIBOL	5381.68	5020.04	4435.75	0.70	270			26.29
Deseada	COMIBOL	5383.43	5020.09	4435.75	0.70	283			16.70
Deseada	COMIBOL	5385.53	5020.15	4435.75	0.70	129			21.66
Deseada	COMIBOL	5387.56	5020.21	4435.75	0.70	270			15.47
Deseada	COMIBOL	5389.96	5020.04	4435.75	0.70	261			8.29
Deseada	COMIBOL	5391.92	5019.84	4435.75	0.70	234			18.57
Deseada	COMIBOL	5393.82	5019.65	4435.75	0.70	1,894			25.89
Deseada	COMIBOL	5395.95	5019.09	4435.75	0.70	386			28.36
Deseada	COMIBOL	5397.69	5018.30	4435.75	0.70	429			8.61
Deseada	COMIBOL	5399.70	5017.29	4435.75	0.70	141			17.01
Deseada	COMIBOL	5401.72	5016.20	4435.75	0.70	2,526			0.68
Deseada	COMIBOL	5403.81	5015.06	4435.75	0.70	1,644			19.40
Deseada	COMIBOL	5405.60	5014.10	4435.75	0.70	377			7.59
Deseada	COMIBOL	5407.64	5012.77	4435.75	0.70	771			2.47
Deseada	COMIBOL	5409.16	5011.67	4435.75	0.70	141			4.22
Deseada	COMIBOL	5411.20	5010.19	4435.75	0.70	594			14.23
Deseada	COMIBOL	5413.00	5009.13	4435.75	0.80	1,080			17.80
Deseada	COMIBOL	5414.88	5008.13	4435.75	0.70	700			12.15
Deseada	COMIBOL	5417.21	5006.90	4435.75	0.90	1,910			19.10
Guernica2	PASB	5325.47	5578.30	4395.38	2.17	345	0.42	0.99	0.44
Guernica2	PASB	5329.34	5576.89	4395.31	1.27	53	0.10	0.48	0.21
Guernica2	PASB	5333.25	5575.30	4395.23	1.48	165	0.29	0.31	0.29
Guernica2	PASB	5337.15	5573.69	4395.20	2.33	53	0.10	0.48	0.21
Guernica2	PASB	5341.14	5572.00	4395.24	1.73	69	0.14	0.22	0.19
Guernica2	PASB	5344.81	5570.39	4395.30	2.00	116	0.36	0.16	0.17
Guernica2	PASB	5348.66	5568.62	4395.39	1.73	68	0.09	0.08	0.10
Guernica2	PASB	5352.25	5566.87	4395.39	1.11	102	0.16	0.09	0.17
Guernica2	PASB	5355.51	5564.70	4395.35	1.39	11	0.11	0.06	0.06
Guernica2	PASB	5358.78	5562.71	4395.32	1.50	40	0.15	0.13	0.14
Guernica2	PASB	5362.68	5560.51	4395.43	1.39	124	0.58	0.46	0.22
Guernica2	PASB	5366.22	5558.69	4395.52	2.12	17	0.20	0.09	0.11
Guernica2	PASB	5369.78	5557.06	4395.59	2.21	75	0.20	0.20	0.17
Guernica2	PASB	5373.54	5555.64	4395.59	1.75	53	0.12	0.17	0.17
Guernica2	PASB	5377.78	5554.54	4395.59	2.03	11	0.10	0.18	0.10
Guernica2	PASB	5382.10	5553.29	4395.59	1.68	89	0.07	0.27	0.07
Guernica2	PASB	5386.23	5552.44	4395.59	1.90	66	0.17	0.32	0.10
Guernica2	PASB	5390.04	5551.46	4395.66	1.95	88	0.12	0.16	0.16
Guernica2	PASB	5394.10	5550.26	4395.73	1.46	5	0.02	0.10	0.06

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	PASB	5398.16	5548.98	4395.77	1.54	14	0.12	0.14	0.14
Guernica2	PASB	5401.37	5547.98	4395.79	2.15	17	0.31	0.13	0.14
Guernica2	PASB	5405.04	5547.06	4395.79	1.94	29	0.06	0.24	0.19
Guernica2	PASB	5408.34	5546.97	4395.76	1.77	43	0.11	0.25	0.24
Guernica2	PASB	5412.75	5546.56	4395.74	1.87	94	0.16	0.16	0.21
Guernica2	PASB	5417.15	5546.04	4395.71	2.51	49	0.09	0.21	0.21
Guernica2	PASB	5421.36	5545.77	4395.67	2.09	72	0.09	0.17	0.16
Guernica2	PASB	5425.79	5545.58	4395.60	2.21	27	0.07	0.21	0.21
Guernica2	PASB	5429.67	5545.12	4395.68	1.77	84	0.05	0.17	0.22
Guernica2	PASB	5432.47	5545.06	4395.75	2.38	15	0.06	0.07	0.10
Guernica2	PASB	5435.72	5544.57	4395.83	1.66	19	0.03	0.08	0.10
Guernica2	PASB	5492.70	5540.53	4358.13	0.70	267	1.24	0.04	0.16
Guernica2	PASB	5497.34	5541.56	4358.13	1.60	568	0.54	0.07	0.09
Guernica2	PASB	5500.34	5542.28	4396.07	1.14	1,226	0.39	0.10	0.12
Guernica2	PASB	5501.46	5540.53	4358.13	0.70	355	0.67	0.04	0.19
Guernica2	PASB	5505.58	5540.02	4358.13	1.00	491	0.72	0.05	0.30
Guernica2	PASB	5508.04	5541.42	4396.24	1.12	87	0.10	0.05	0.12
Guernica2	PASB	5510.00	5538.47	4358.13	1.20	534	0.86	0.14	0.18
Guernica2	PASB	5512.05	5540.54	4396.24	1.40	824	0.73	0.10	0.11
Guernica2	PASB	5514.12	5537.96	4358.13	1.55	1,404	0.10	1.54	0.45
Guernica2	PASB	5516.20	5539.64	4396.25	1.79	161	0.24	0.06	0.08
Guernica2	PASB	5518.24	5537.96	4358.13	2.80	637	0.06	0.36	0.14
Guernica2	PASB	5520.96	5537.96	4396.36	1.20	362	0.41	0.08	0.13
Guernica2	PASB	5522.57	5537.44	4358.13	2.10	803	0.07	0.65	0.19
Guernica2	PASB	5525.35	5535.97	4396.53	1.88	759	0.40	0.10	0.10
Guernica2	PASB	5527.00	5536.93	4358.13	1.10	177	0.03	0.19	0.08
Guernica2	PASB	5530.32	5534.20	4396.49	0.98	23	0.11	0.06	0.09
Guernica2	PASB	5531.12	5535.90	4358.13	1.40	18	0.02	0.06	0.04
Guernica2	PASB	5535.24	5534.87	4358.13	1.35	16	0.01	0.01	0.05
Guernica2	PASB	5535.69	5532.32	4396.42	1.42	86	0.53	0.04	0.20
Guernica2	PASB	5539.26	5533.84	4358.13	1.05	65	0.02	0.13	0.07
Guernica2	PASB	5539.33	5531.05	4396.37	1.50	45	0.19	0.05	0.07
Guernica2	PASB	5543.05	5529.61	4396.34	1.39	163	0.27	0.06	0.09
Guernica2	PASB	5543.17	5532.29	4358.13	0.80	776	0.52	0.11	0.34
Guernica2	PASB	5546.70	5528.14	4396.30	0.85	14	0.13	0.04	0.11
Guernica2	PASB	5547.08	5530.75	4358.13	0.97	1,640	0.28	1.24	0.33
Guernica2	PASB	5550.51	5526.73	4396.36	1.16	67	0.17	0.05	0.05
Guernica2	PASB	5550.90	5529.72	4358.13	0.70	429	0.06	0.29	0.19
Guernica2	PASB	5554.18	5525.47	4396.50	1.12	66	0.11	0.05	0.08
Guernica2	PASB	5555.02	5528.69	4358.13	0.70	521	0.04	0.82	0.07
Guernica2	PASB	5558.33	5524.05	4396.65	1.35	75	0.27	0.06	0.10
Guernica2	PASB	5559.14	5527.14	4358.13	0.70	127	0.03	0.19	0.09
Guernica2	PASB	5561.73	5522.84	4396.68	1.28	431	1.04	0.07	0.27
Guernica2	PASB	5562.95	5525.60	4358.13	0.70	136	0.03	0.66	0.06
Guernica2	PASB	5565.53	5521.42	4396.59	1.38	928	0.73	0.10	0.20
Guernica2	PASB	5566.86	5524.05	4358.13	0.70	148	0.03	0.64	0.03
Guernica2	PASB	5567.99	5520.50	4396.54	1.54	131	0.27	0.06	0.19
Guernica2	PASB	5570.57	5522.51	4358.13	0.70	435	0.03	0.78	0.00
Guernica2	PASB	5574.59	5520.96	4358.13	0.70	552	0.14	0.70	0.21
Guernica2	PASB	5578.19	5519.42	4358.13	0.70	569	0.32	0.53	0.24
Guernica2	PASB	5581.90	5517.56	4358.13	0.70	874	0.23	0.72	0.44
Guernica2	PASB	5585.92	5516.33	4358.13	1.30	508	0.56	0.23	0.40
Guernica2	PASB	5590.04	5514.78	4358.13	1.30	386	0.32	0.33	0.22
Guernica2	PASB	5593.64	5513.75	4358.13	1.10	872	0.52	0.52	0.26
Guernica2	PASB	5597.76	5512.21	4358.13	1.30	432	0.48	0.25	0.21
Guernica2	PASB	5601.37	5511.18	4358.13	1.15	218	0.64	0.10	0.14
Guernica2	PASB	5605.49	5510.15	4358.13	1.10	752	2.06	1.28	0.88
Guernica2	PASB	5609.61	5508.81	4358.13	1.10	894	0.48	0.38	0.20
Guernica2	PASB	5613.21	5507.36	4358.13	0.70	36	0.31	0.09	0.09
Guernica2	PASB	5617.33	5505.51	4358.13	0.75	1,633	1.64	0.44	3.00
Guernica2	PASB	5621.04	5504.17	4358.13	1.20	1,152	1.44	0.72	1.28
Guernica2	PASB	5625.06	5502.94	4358.13	1.20	366	0.92	0.36	0.44
Guernica2	PASB	5629.18	5501.39	4358.13	0.90	1,770	1.16	0.30	0.30
Guernica2	PASB	5632.78	5500.36	4358.13	1.10	287	0.56	0.24	0.40
Guernica2	PASB	5636.90	5499.33	4358.13	1.30	230	0.34	0.20	0.19
Guernica2	PASB	5641.02	5497.79	4358.13	1.85	342	0.57	0.47	0.44

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	PASB	5645.14	5497.06	4358.13	1.75	220	1.11	0.38	0.43
Guernica2	PASB	5649.26	5496.24	4358.13	0.75	370	0.86	0.25	0.50
Guernica2	PASB	5653.38	5494.70	4358.13	0.70	94	1.40	0.06	0.30
Guernica2	PASB	5657.03	5493.58	4358.13	0.70	121	0.76	0.09	0.35
Guernica2	PASB	5660.78	5492.51	4358.13	0.85	353	1.57	0.29	0.79
Guernica2	PASB	5664.35	5491.28	4358.13	0.95	202	0.93	0.10	0.32
Guernica2	PASB	5666.13	5490.02	4396.96	1.00	384			0.08
Guernica2	PASB	5668.06	5489.28	4397.00	0.85	604			0.24
Guernica2	PASB	5668.13	5490.45	4358.13	1.39	546	2.50	0.19	0.72
Guernica2	PASB	5670.00	5488.63	4397.04	1.10	470			0.16
Guernica2	PASB	5671.98	5487.97	4397.08	1.22	3,044			0.24
Guernica2	PASB	5672.01	5489.26	4358.13	1.10	1,010	2.50	0.40	1.30
Guernica2	PASB	5673.99	5487.47	4397.12	0.90	424			0.11
Guernica2	PASB	5675.82	5486.49	4397.15	0.70	382			0.08
Guernica2	PASB	5675.82	5488.11	4358.13	1.10	2,060	2.50	0.28	0.73
Guernica2	PASB	5677.75	5485.74	4397.19	1.00	1,056			0.10
Guernica2	PASB	5679.63	5484.97	4397.22	0.70	1,037			0.24
Guernica2	PASB	5679.65	5487.13	4358.13	1.10	4,865	2.50	0.85	0.83
Guernica2	PASB	5681.46	5484.02	4397.19	0.70	410			0.10
Guernica2	PASB	5683.38	5483.28	4397.16	0.70	384			0.19
Guernica2	PASB	5683.63	5486.08	4358.13	0.80	4,865	2.43	0.57	1.07
Guernica2	PASB	5685.30	5482.49	4397.13	1.10	925			0.30
Guernica2	PASB	5686.83	5485.19	4358.13	0.70	4,865	1.51	0.59	0.27
Guernica2	PASB	5687.29	5481.91	4397.10	1.20	3,042			0.88
Guernica2	PASB	5689.25	5481.26	4397.07	0.85	933			0.20
Guernica2	PASB	5690.56	5484.04	4358.13	1.10	1,160	0.87	0.23	0.51
Guernica2	PASB	5691.16	5480.52	4397.06	0.70	765			0.15
Guernica2	PASB	5693.06	5479.76	4397.06	0.70	500			0.06
Guernica2	PASB	5693.89	5483.06	4358.13	0.85	1,115	1.22	0.21	0.82
Guernica2	PASB	5695.13	5479.35	4397.06	0.70	2,377			0.28
Guernica2	PASB	5697.04	5478.61	4397.06	1.10	1,020			0.12
Guernica2	PASB	5697.16	5481.53	4358.13	1.00	509	1.99	0.06	0.17
Guernica2	PASB	5700.61	5480.48	4358.13	0.80	232	1.70	0.11	0.34
Guernica2	PASB	5704.64	5478.97	4358.13	0.70	170	0.84	0.03	0.18
Guernica2	PASB	5708.08	5477.52	4358.13	0.70	17	0.04	0.01	0.02
Guernica2	PASB	5709.47	5473.12	4397.11	0.99	385	0.49	0.07	0.20
Guernica2	PASB	5711.27	5475.72	4358.13	0.70	148	0.62	0.04	0.11
Guernica2	PASB	5713.68	5471.62	4397.19	1.52	812	2.02	0.21	0.87
Guernica2	PASB	5715.08	5473.85	4358.13	0.70	1,260	1.54	0.30	0.93
Guernica2	PASB	5716.75	5470.43	4397.25	0.86	645	0.71	0.09	0.37
Guernica2	PASB	5718.07	5472.61	4358.13	0.70	162	0.15	0.02	0.07
Guernica2	PASB	5720.72	5468.93	4397.23	1.06	587	2.00	0.09	0.26
Guernica2	PASB	5720.88	5453.11	4438.09	0.70	8	0.05	0.02	0.20
Guernica2	PASB	5722.18	5471.42	4358.13	0.70	1,768	1.85	0.08	0.52
Guernica2	PASB	5723.82	5452.11	4437.89	0.70	1,226	0.82	0.13	2.46
Guernica2	PASB	5724.74	5467.66	4397.21	0.75	7	0.05	0.03	0.02
Guernica2	PASB	5726.35	5470.36	4358.13	0.70	235	0.40	0.03	0.50
Guernica2	PASB	5728.47	5450.79	4437.78	0.79	917	1.36	0.15	0.60
Guernica2	PASB	5728.59	5466.50	4397.19	0.82	512	0.25	0.07	0.67
Guernica2	PASB	5730.43	5468.96	4358.13	0.70	602	0.30	0.04	0.13
Guernica2	PASB	5732.37	5465.47	4397.20	0.74	345	0.70	0.07	0.40
Guernica2	PASB	5733.90	5449.61	4438.14	0.76	1,308	1.02	0.09	7.85
Guernica2	PASB	5733.90	5468.25	4358.13	0.88	4,840	1.18	0.16	0.87
Guernica2	PASB	5737.94	5467.27	4358.13	0.70	1,343	0.82	0.05	2.73
Guernica2	PASB	5738.09	5464.15	4397.34	1.38	210	0.60	0.06	0.09
Guernica2	PASB	5738.55	5448.27	4438.34	0.80	222	0.19	0.05	1.33
Guernica2	PASB	5739.98	5463.66	4397.38	1.05	1,752	0.63	0.07	0.65
Guernica2	PASB	5741.14	5463.04	4397.41	0.70	1,968			0.49
Guernica2	PASB	5741.88	5466.45	4358.13	0.70	338	0.40	0.03	0.15
Guernica2	PASB	5742.77	5447.15	4438.23	1.08	157	0.71	0.06	2.33
Guernica2	PASB	5743.05	5462.29	4397.46	0.70	844			0.15
Guernica2	PASB	5744.97	5461.54	4397.49	0.70	343			0.08
Guernica2	PASB	5745.40	5465.41	4358.13	0.70	713	0.65	0.06	1.25
Guernica2	PASB	5746.88	5460.79	4397.50	0.70	1,128			1.37
Guernica2	PASB	5747.16	5445.99	4438.12	1.04	3,342	2.50	0.43	10.81
Guernica2	PASB	5748.80	5459.95	4397.51	0.70	1,079			0.75

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	PASB	5748.83	5464.06	4358.13	0.70	4,865	1.17	0.13	6.58
Guernica2	PASB	5750.79	5459.40	4397.52	0.70	490			0.98
Guernica2	PASB	5751.88	5445.33	4437.91	1.13	242	0.31	0.07	0.50
Guernica2	PASB	5752.37	5462.70	4358.13	0.70	4,865	2.30	0.30	9.25
Guernica2	PASB	5752.78	5458.85	4397.53	0.70	513			0.21
Guernica2	PASB	5754.79	5458.36	4397.54	1.05	2,444			1.12
Guernica2	PASB	5756.07	5444.78	4437.73	1.13	840	1.61	0.13	2.22
Guernica2	PASB	5756.15	5461.70	4358.13	0.70	4,865	1.99	0.09	4.26
Guernica2	PASB	5756.91	5458.12	4397.55	0.70	2,027			3.57
Guernica2	PASB	5758.98	5457.73	4397.56	1.50	2,119			1.68
Guernica2	PASB	5760.06	5460.39	4358.13	0.70	3,231	1.37	0.08	2.73
Guernica2	PASB	5760.89	5456.98	4397.55	1.40	1,341			2.40
Guernica2	PASB	5760.95	5443.82	4437.95	1.24	29	0.05	0.05	2.16
Guernica2	PASB	5762.92	5456.47	4397.51	0.90	304			0.18
Guernica2	PASB	5763.84	5459.24	4358.13	0.70	113	0.74	0.01	0.06
Guernica2	PASB	5764.76	5443.00	4438.23	1.81	1,950	1.81	0.31	8.39
Guernica2	PASB	5764.91	5455.92	4397.47	0.80	2,369			4.50
Guernica2	PASB	5766.88	5455.28	4397.43	0.70	442			0.26
Guernica2	PASB	5767.74	5458.07	4358.13	0.70	283	0.63	0.03	0.40
Guernica2	PASB	5768.78	5442.04	4438.27	1.32	2,914	1.64	0.42	8.25
Guernica2	PASB	5768.92	5454.89	4397.39	0.70	2,686			2.29
Guernica2	PASB	5770.90	5454.28	4397.38	0.80	4,865			3.60
Guernica2	PASB	5771.47	5456.92	4358.13	0.90	538	0.35	0.04	1.01
Guernica2	PASB	5772.93	5453.79	4397.39	0.70	2,430			0.69
Guernica2	PASB	5773.82	5440.63	4438.11	0.91	924	2.50	1.14	1.84
Guernica2	PASB	5774.92	5453.23	4397.40	0.70	4,865			0.63
Guernica2	PASB	5775.29	5455.88	4358.13	0.70	1,509	0.78	0.02	0.91
Guernica2	PASB	5777.88	5439.10	4438.16	0.85	1,714	2.50	1.88	11.09
Guernica2	PASB	5779.47	5454.61	4358.13	0.70	137	0.70	0.02	0.38
Guernica2	PASB	5783.15	5437.44	4438.27	1.56	3,898	2.50	0.24	8.76
Guernica2	PASB	5783.39	5453.47	4358.13	1.00	3,050	1.23	0.04	4.72
Guernica2	PASB	5785.63	5449.12	4397.66	0.76	552	0.50	0.07	0.50
Guernica2	PASB	5787.39	5436.49	4438.22	1.41	539	0.82	0.10	3.04
Guernica2	PASB	5788.17	5451.41	4358.13	0.70	373			2.17
Guernica2	PASB	5788.72	5448.17	4397.73	1.08	2,627	2.50	0.06	0.83
Guernica2	PASB	5791.39	5435.72	4438.02	3.31	102	0.47	0.09	1.92
Guernica2	PASB	5791.47	5451.24	4358.13	1.00	2,410			6.01
Guernica2	PASB	5792.83	5447.03	4397.70	1.11	513	0.26	0.08	0.94
Guernica2	PASB	5795.18	5450.92	4358.13	0.70	139			0.19
Guernica2	PASB	5796.15	5434.82	4438.00	1.13	1,527	2.14	0.56	3.38
Guernica2	PASB	5796.64	5446.36	4397.68	1.43	365	0.28	0.14	3.58
Guernica2	PASB	5798.86	5448.18	4358.13	0.70	2,845			2.40
Guernica2	PASB	5799.67	5445.59	4397.66	1.10	747	1.13	0.18	1.39
Guernica2	PASB	5800.97	5447.12	4358.13	0.70	48			0.06
Guernica2	PASB	5803.50	5444.48	4397.69	1.11	494	0.70	0.18	1.66
Guernica2	PASB	5803.80	5433.28	4438.21	1.19	89	0.43	0.07	1.15
Guernica2	PASB	5803.82	5446.06	4358.13	1.30	158			0.51
Guernica2	PASB	5805.93	5445.60	4358.13	0.95	717			3.28
Guernica2	PASB	5806.71	5432.37	4438.18	1.03	607	0.58	0.18	7.56
Guernica2	PASB	5807.37	5443.20	4397.80	1.14	278	0.53	0.06	0.13
Guernica2	PASB	5808.11	5444.80	4358.13	1.25	524			2.22
Guernica2	PASB	5809.90	5444.07	4358.13	0.70	254			0.86
Guernica2	PASB	5811.27	5441.81	4397.90	0.70	813	0.46	0.10	2.19
Guernica2	PASB	5811.60	5430.84	4438.14	1.77	150	1.12	0.07	0.43
Guernica2	PASB	5812.08	5443.21	4358.13	1.00	399			5.50
Guernica2	PASB	5814.40	5442.34	4358.13	0.80	202			2.06
Guernica2	PASB	5814.87	5440.56	4397.89	1.02	386	0.61	0.09	0.66
Guernica2	PASB	5815.44	5429.63	4438.19	1.22	533	2.50	0.11	0.45
Guernica2	PASB	5817.04	5441.15	4358.13	0.70	1,760			1.71
Guernica2	PASB	5817.97	5439.38	4397.89	1.12	37	2.50	0.03	1.03
Guernica2	PASB	5818.49	5428.66	4438.32	1.52	741	1.56	0.44	3.60
Guernica2	PASB	5819.09	5440.49	4358.13	0.95	3,101			3.18
Guernica2	PASB	5821.47	5439.76	4358.13	0.80	4,243			8.23
Guernica2	PASB	5821.91	5437.80	4397.77	0.98	250	0.22	0.07	0.15
Guernica2	PASB	5823.37	5427.00	4438.50	1.09	1,420	1.58	0.33	3.02
Guernica2	PASB	5823.96	5437.72	4397.37	0.90	457			1.47

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	PASB	5824.55	5438.75	4358.13	1.20	653			1.13
Guernica2	PASB	5825.91	5437.07	4397.37	1.00	882			3.17
Guernica2	PASB	5826.48	5438.34	4358.13	0.70	103			0.31
Guernica2	PASB	5827.24	5425.38	4438.57	1.39	44	0.06	0.04	0.26
Guernica2	PASB	5827.86	5436.42	4397.37	1.00	650			0.72
Guernica2	PASB	5828.22	5437.72	4358.13	0.80	757			4.46
Guernica2	PASB	5829.77	5435.34	4397.37	1.00	1,468	0.03	0.08	11.25
Guernica2	PASB	5830.32	5437.35	4358.13	0.70	335			0.82
Guernica2	PASB	5831.47	5423.69	4438.64	1.26	282	0.84	0.19	0.66
Guernica2	PASB	5831.78	5435.34	4397.37	2.00	448	0.03	0.08	0.91
Guernica2	PASB	5832.17	5436.73	4358.13	0.85	165			0.35
Guernica2	PASB	5833.79	5434.89	4397.37	0.95	2,496			6.96
Guernica2	PASB	5833.82	5436.19	4358.13	0.70	19			0.21
Guernica2	PASB	5835.70	5435.62	4358.13	0.70	86			0.17
Guernica2	PASB	5835.80	5434.45	4397.37	1.00	314			1.00
Guernica2	PASB	5837.81	5434.01	4397.37	0.90	609			4.57
Guernica2	PASB	5837.86	5434.81	4358.13	0.90	794			1.49
Guernica2	PASB	5839.47	5434.41	4358.13	1.20	537			4.17
Guernica2	PASB	5839.77	5433.58	4397.37	0.80	113			1.96
Guernica2	PASB	5841.56	5434.11	4358.13	2.00	303			1.90
Guernica2	PASB	5841.82	5433.31	4397.38	0.75	332			5.79
Guernica2	PASB	5843.31	5433.49	4358.13	1.85	451			0.55
Guernica2	PASB	5843.79	5420.72	4438.51	1.55	203	1.41	0.25	1.52
Guernica2	PASB	5843.95	5433.04	4397.38	0.80	189			2.49
Guernica2	PASB	5845.11	5432.90	4358.13	1.00	398			0.63
Guernica2	PASB	5845.93	5432.47	4397.41	0.80	305			3.48
Guernica2	PASB	5846.90	5432.28	4358.13	1.65	263			0.28
Guernica2	PASB	5847.76	5420.09	4438.39	1.47	42	1.07	0.06	0.90
Guernica2	PASB	5848.18	5431.84	4397.44	0.90	240			1.64
Guernica2	PASB	5849.02	5431.80	4358.13	1.30	429			0.53
Guernica2	PASB	5850.16	5431.28	4397.46	0.90	343	0.06	0.07	2.56
Guernica2	PASB	5851.07	5431.25	4358.13	1.20	105			0.19
Guernica2	PASB	5851.10	5431.19	4358.16	1.20	4,865			4.76
Guernica2	PASB	5851.96	5419.10	4438.33	1.90	13	0.07	0.04	0.12
Guernica2	PASB	5852.14	5430.71	4397.48	0.85	343	0.06	0.07	1.60
Guernica2	PASB	5852.94	5430.58	4358.19	1.00	127	0.07	0.21	0.98
Guernica2	PASB	5854.13	5430.27	4397.50	1.00	345			4.44
Guernica2	PASB	5854.93	5430.02	4358.22	1.05	29			0.30
Guernica2	PASB	5855.96	5417.90	4438.34	0.70	1,160	0.38	0.10	0.14
Guernica2	PASB	5856.10	5429.82	4397.53	1.00	153			0.24
Guernica2	PASB	5856.91	5429.46	4358.26	1.00	426	0.09	0.17	0.40
Guernica2	PASB	5858.13	5429.48	4397.55	1.05	256			1.16
Guernica2	PASB	5858.96	5428.88	4358.26	1.00	707			0.38
Guernica2	PASB	5859.94	5416.69	4438.36	0.70	649	0.21	0.05	0.07
Guernica2	PASB	5860.16	5429.13	4397.57	1.00	414			0.04
Guernica2	PASB	5861.19	5427.34	4358.40	1.00	216	0.09	0.21	1.25
Guernica2	PASB	5862.19	5428.79	4397.59	1.00	161	0.05	0.17	1.71
Guernica2	PASB	5863.03	5426.40	4358.47	1.00	372			0.95
Guernica2	PASB	5863.95	5415.37	4438.36	0.70	528	0.22	0.07	0.12
Guernica2	PASB	5864.29	5428.64	4397.61	1.05	758	0.05	0.17	3.67
Guernica2	PASB	5864.85	5425.45	4358.62	1.00	814			10.18
Guernica2	PASB	5866.32	5428.30	4397.64	0.95	602			5.14
Guernica2	PASB	5866.61	5424.53	4358.64	0.80	333			5.56
Guernica2	PASB	5868.35	5427.95	4397.66	1.00	393			1.18
Guernica2	PASB	5868.56	5423.86	4358.76	1.00	25	0.16	0.16	0.81
Guernica2	PASB	5870.39	5427.61	4397.67	1.10	255			1.33
Guernica2	PASB	5870.47	5423.19	4358.83	1.00	163	0.16	0.16	0.73
Guernica2	PASB	5872.41	5427.26	4397.68	1.00	327	0.07	0.21	2.49
Guernica2	PASB	5872.45	5422.63	4358.91	1.35	1,820			0.66
Guernica2	PASB	5874.45	5426.92	4397.70	1.05	654			2.68
Guernica2	PASB	5874.48	5422.05	4358.98	2.30	3,173			0.56
Guernica2	PASB	5876.47	5421.28	4358.92	1.60	1,872			0.61
Guernica2	PASB	5876.53	5426.57	4397.72	0.80	500			8.42
Guernica2	PASB	5878.52	5426.04	4397.74	1.05	4,483			7.13
Guernica2	PASB	5879.09	5419.94	4358.88	1.90	1,400			3.73
Guernica2	PASB	5880.51	5425.50	4397.76	1.40	680	0.09	0.17	0.68

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	PASB	5881.11	5419.63	4358.88	1.95	529	0.11	0.25	1.12
Guernica2	PASB	5882.49	5424.88	4397.77	0.80	375			0.58
Guernica2	PASB	5883.07	5419.35	4358.83	1.65	4,357	0.11	0.25	1.36
Guernica2	PASB	5884.48	5424.35	4397.78	0.80	1,547			5.61
Guernica2	PASB	5885.12	5419.01	4358.79	1.40	1,685			3.80
Guernica2	PASB	5886.47	5424.07	4397.80	0.80	1,444	0.09	0.21	5.38
Guernica2	PASB	5887.17	5418.63	4358.74	1.45	4,865			7.42
Guernica2	PASB	5888.51	5424.18	4397.82	1.00	268			1.03
Guernica2	PASB	5889.24	5418.23	4358.70	1.50	794	0.06	0.24	1.55
Guernica2	PASB	5890.72	5423.37	4397.91	0.80	713			4.36
Guernica2	PASB	5891.23	5417.73	4358.65	1.00	112	0.06	0.24	0.11
Guernica2	PASB	5893.19	5417.07	4358.61	1.00	1,145			5.85
Guernica2	PASB	5893.56	5423.23	4397.97	1.05	89			1.71
Guernica2	PASB	5895.06	5416.21	4358.56	1.00	818			2.29
Guernica2	PASB	5896.65	5421.81	4397.60	0.80	52	0.16	0.09	0.57
Guernica2	PASB	5896.97	5415.45	4358.58	1.00	409			1.37
Guernica2	PASB	5898.02	5422.75	4398.04	1.00	1,219			9.15
Guernica2	PASB	5898.64	5421.46	4397.60	0.80	123	0.09	0.08	3.81
Guernica2	PASB	5898.87	5414.66	4358.60	1.00	458			1.09
Guernica2	PASB	5900.68	5421.09	4397.60	0.80	212	0.14	0.22	2.34
Guernica2	PASB	5900.81	5413.96	4358.63	1.65	3,170			1.73
Guernica2	PASB	5902.73	5420.72	4397.60	0.80	91	0.10	0.48	4.49
Guernica2	PASB	5902.75	5413.24	4358.67	0.80	173			0.44
Guernica2	PASB	5904.68	5412.54	4358.71	0.85	380	0.31	0.13	0.44
Guernica2	PASB	5904.77	5420.36	4397.60	0.80	141	0.42	0.99	2.85
Guernica2	PASB	5906.62	5411.84	4358.73	0.95	2,263	0.31	0.13	0.22
Guernica2	PASB	5908.55	5411.13	4358.75	1.00	275			0.70
Guernica2	PASB	5910.49	5410.43	4358.76	1.00	676			0.62
Guernica2	PASB	5912.43	5409.72	4358.85	1.05	349	0.12	0.14	0.71
Guernica2	PASB	5914.36	5409.02	4358.88	1.10	1,437	0.12	0.14	0.90
Guernica2	PASB	5916.47	5408.82	4358.92	0.80	235			0.63
Guernica2	PASB	5918.41	5408.10	4358.95	1.00	418			0.46
Guernica2	PASB	5920.17	5407.47	4358.95	0.90	1,062			1.83
Guernica2	PASB	5922.15	5407.04	4358.95	1.00	77			1.45
Guernica2	PASB	5924.09	5406.34	4358.95	1.00	17			0.01
Guernica2	PASB	5925.95	5405.65	4358.95	1.00	1,399			0.07
Guernica2	PASB	5927.97	5405.21	4358.95	0.80	75	0.02	0.10	0.04
Guernica2	PASB	5929.95	5404.78	4358.95	0.90	221	0.02	0.10	0.26
Guernica2	PASB	5932.00	5404.33	4358.95	1.15	1,214			0.57
Guernica2	PASB	5934.01	5403.90	4358.95	0.90	708			0.21
Guernica2	PASB	5937.87	5402.98	4358.95	0.95	55			0.06
Guernica2	PASB	5939.82	5402.42	4358.95	0.80	145			0.12
Guernica2	PASB	5941.80	5401.86	4358.95	0.80	534	0.12	0.16	0.08
Guernica2	PASB	5943.77	5401.25	4358.98	0.80	41	0.12	0.16	0.09
Guernica2	PASB	5945.79	5400.67	4359.03	0.95	1,754			1.71
Guernica2	PASB	5947.85	5399.94	4359.05	0.80	181			0.82
Guernica2	PASB	5949.71	5399.19	4359.09	0.80	262			0.16
Guernica2	PASB	5951.76	5398.87	4359.12	0.80	242			0.30
Guernica2	PASB	5953.83	5398.70	4359.16	0.80	25	0.17	0.32	0.03
Guernica2	PASB	5955.83	5398.20	4359.19	0.85	297	0.17	0.32	0.10
Guernica2	PASB	5957.83	5397.69	4359.23	0.80	122			0.06
Guernica2	PASB	5959.83	5396.91	4359.26	0.80	487			0.14
Guernica2	PASB	5961.75	5396.25	4359.29	0.80	13			0.05
Guernica2	PASB	5963.73	5395.69	4359.29	0.80	4,004			2.70
Guernica2	PASB	5965.72	5395.14	4359.29	0.80	1,244	0.07	0.27	0.80
Guernica2	PASB	5968.01	5394.52	4359.30	0.90	187	0.07	0.27	0.98
Guernica2	PASB	5969.93	5393.98	4359.31	0.80	191			0.37
Guernica2	PASB	5971.96	5393.65	4359.31	0.80	241			2.42
Guernica2	PASB	5973.99	5393.31	4359.32	0.70	1,057			1.93
Guernica2	PASB	5976.03	5392.98	4359.33	1.20	375			6.81
Guernica2	PASB	5978.06	5392.65	4359.33	1.00	275			4.35
Guernica2	PASB	5980.15	5392.31	4359.34	1.20	81			0.47
Guernica2	PASB	5982.14	5391.78	4359.34	1.10	123	0.10	0.18	2.70
Guernica2	PASB	5984.12	5391.24	4359.34	3.25	41	0.10	0.18	0.24
Guernica2	COMIBOL	5374.44	5519.75	4470.70	0.70	25
Guernica2	COMIBOL	5376.49	5519.86	4470.70	0.70	36

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	COMIBOL	5378.28	5519.95	4470.70	0.70	43
Guernica2	COMIBOL	5380.09	5520.04	4470.70	0.70	19
Guernica2	COMIBOL	5381.77	5520.12	4470.70	0.70	177
Guernica2	COMIBOL	5383.57	5519.97	4470.70	0.70	9
Guernica2	COMIBOL	5385.55	5519.73	4470.70	0.70	12
Guernica2	COMIBOL	5387.49	5519.40	4470.70	1.10	1,130
Guernica2	COMIBOL	5388.98	5518.72	4470.70	1.30	3,090
Guernica2	COMIBOL	5390.63	5518.11	4470.70	0.70	1,450
Guernica2	COMIBOL	5392.41	5518.11	4470.70	0.70	491
Guernica2	COMIBOL	5394.28	5518.11	4470.70	0.70	1,310
Guernica2	COMIBOL	5396.01	5518.11	4470.70	0.70	4,865
Guernica2	COMIBOL	5397.79	5518.11	4470.70	0.70	1,334
Guernica2	COMIBOL	5399.54	5518.11	4470.70	0.70	246
Guernica2	COMIBOL	5401.51	5518.10	4470.70	0.70	934
Guernica2	COMIBOL	5403.29	5518.05	4470.70	0.70	1,912
Guernica2	COMIBOL	5404.86	5518.01	4470.70	0.70	805
Guernica2	COMIBOL	5407.04	5517.99	4470.70	0.70	1,057
Guernica2	COMIBOL	5408.58	5517.89	4470.70	0.70	1,140
Guernica2	COMIBOL	5410.90	5517.64	4470.70	0.70	1,284
Guernica2	COMIBOL	5412.92	5517.42	4470.70	0.85	280
Guernica2	COMIBOL	5414.90	5517.46	4470.70	0.70	2,765
Guernica2	COMIBOL	5416.99	5517.55	4470.70	0.70	1,379
Guernica2	COMIBOL	5419.09	5517.61	4470.70	0.70	3,283
Guernica2	COMIBOL	5421.07	5517.64	4470.70	0.80	4,865
Guernica2	COMIBOL	5423.25	5517.67	4470.70	0.70	479
Guernica2	COMIBOL	5425.30	5517.69	4470.70	0.70	1,182
Guernica2	COMIBOL	5427.28	5517.59	4470.70	0.70	164
Guernica2	COMIBOL	5429.46	5517.43	4470.70	0.70	73
Guernica2	COMIBOL	5431.14	5523.92	4398.50	0.80	55			0.04
Guernica2	COMIBOL	5431.35	5517.29	4470.70	0.70	196
Guernica2	COMIBOL	5432.74	5523.96	4398.50	1.50	420			0.30
Guernica2	COMIBOL	5433.31	5517.04	4470.70	0.70	4,865
Guernica2	COMIBOL	5434.94	5523.93	4398.50	1.65	500			2.27
Guernica2	COMIBOL	5435.55	5516.74	4470.70	0.70	2,652
Guernica2	COMIBOL	5436.89	5523.72	4398.50	0.80	263
Guernica2	COMIBOL	5437.50	5516.35	4470.70	0.70	313
Guernica2	COMIBOL	5438.84	5523.50	4398.50	0.80	630
Guernica2	COMIBOL	5439.36	5515.76	4470.70	0.70	3,522
Guernica2	COMIBOL	5440.77	5523.29	4398.50	0.80	413
Guernica2	COMIBOL	5441.21	5515.18	4470.70	0.70	60
Guernica2	COMIBOL	5442.70	5523.20	4398.50	0.80	3,427
Guernica2	COMIBOL	5443.37	5514.49	4470.70	0.70	64
Guernica2	COMIBOL	5444.77	5523.11	4398.50	0.80	592
Guernica2	COMIBOL	5445.14	5513.92	4470.70	0.70	420
Guernica2	COMIBOL	5447.04	5513.32	4470.70	0.70	24
Guernica2	COMIBOL	5449.20	5512.43	4470.70	0.70	5
Guernica2	COMIBOL	5451.31	5511.41	4470.70	0.70	84
Guernica2	COMIBOL	5452.58	5523.46	4358.13	1.60	568			0.09
Guernica2	COMIBOL	5452.67	5522.54	4398.50	0.85	2,290
Guernica2	COMIBOL	5452.82	5511.03	4470.70	0.80	160
Guernica2	COMIBOL	5454.81	5522.20	4398.50	0.80	3,860
Guernica2	COMIBOL	5454.84	5510.86	4470.70	1.00	860
Guernica2	COMIBOL	5456.23	5523.37	4358.13	0.70	355			0.19
Guernica2	COMIBOL	5456.75	5521.89	4398.50	0.80	830
Guernica2	COMIBOL	5456.84	5510.69	4470.70	0.70	23
Guernica2	COMIBOL	5456.84	5523.33	4359.66	1.20	132
Guernica2	COMIBOL	5456.84	5523.33	4361.90	1.20	289
Guernica2	COMIBOL	5456.84	5523.33	4364.13	1.20	527
Guernica2	COMIBOL	5456.84	5523.33	4366.06	1.20	532
Guernica2	COMIBOL	5456.84	5523.33	4368.60	1.20	114
Guernica2	COMIBOL	5456.84	5523.33	4370.60	1.20	166
Guernica2	COMIBOL	5456.84	5523.33	4373.07	1.20	309
Guernica2	COMIBOL	5456.84	5523.33	4375.15	1.20	186
Guernica2	COMIBOL	5456.84	5523.33	4376.85	1.20	374
Guernica2	COMIBOL	5456.84	5523.33	4379.62	1.20	165
Guernica2	COMIBOL	5456.84	5523.33	4381.62	1.20	125

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	COMIBOL	5456.84	5523.33	4383.55	1.20	120
Guernica2	COMIBOL	5456.84	5523.33	4386.17	1.20	138
Guernica2	COMIBOL	5456.84	5523.33	4388.33	1.20	201
Guernica2	COMIBOL	5456.84	5523.33	4390.87	1.20	148
Guernica2	COMIBOL	5456.84	5523.33	4392.80	1.20	112
Guernica2	COMIBOL	5456.84	5523.33	4395.03	1.20	86
Guernica2	COMIBOL	5456.84	5523.33	4397.58	1.20	71
Guernica2	COMIBOL	5458.68	5521.57	4398.50	0.80	120
Guernica2	COMIBOL	5458.79	5510.47	4470.70	0.70	378
Guernica2	COMIBOL	5460.54	5510.19	4470.70	0.70	185
Guernica2	COMIBOL	5460.68	5521.13	4398.50	1.55	2,100
Guernica2	COMIBOL	5460.69	5523.12	4358.13	1.00	491			0.30
Guernica2	COMIBOL	5462.57	5509.87	4470.70	0.70	338
Guernica2	COMIBOL	5462.73	5520.67	4398.50	0.80	160
Guernica2	COMIBOL	5464.53	5509.55	4470.70	0.70	239
Guernica2	COMIBOL	5464.65	5520.25	4398.50	0.80	260
Guernica2	COMIBOL	5464.91	5521.87	4358.13	1.20	534			0.18
Guernica2	COMIBOL	5466.41	5509.25	4470.70	0.70	97
Guernica2	COMIBOL	5466.43	5519.85	4398.50	1.10	920			0.42
Guernica2	COMIBOL	5468.37	5521.36	4358.13	1.55	1,404			0.45
Guernica2	COMIBOL	5468.43	5508.97	4470.70	0.70	146
Guernica2	COMIBOL	5468.47	5519.31	4398.50	1.40	420			2.06
Guernica2	COMIBOL	5470.11	5518.84	4398.50	0.80	810			1.23
Guernica2	COMIBOL	5470.18	5508.75	4470.70	0.70	189
Guernica2	COMIBOL	5472.12	5518.26	4398.50	0.80	427			0.63
Guernica2	COMIBOL	5472.24	5508.30	4470.70	0.70	318
Guernica2	COMIBOL	5472.38	5521.31	4358.13	2.80	637			0.14
Guernica2	COMIBOL	5473.89	5507.40	4470.70	0.70	175
Guernica2	COMIBOL	5473.97	5517.73	4398.50	1.80	950			0.04
Guernica2	COMIBOL	5475.53	5506.52	4470.70	0.70	690
Guernica2	COMIBOL	5475.92	5517.07	4398.50	0.80	50			0.11
Guernica2	COMIBOL	5476.98	5521.15	4358.13	2.10	803			0.19
Guernica2	COMIBOL	5477.19	5505.62	4470.70	0.70	43
Guernica2	COMIBOL	5477.82	5516.35	4398.50	0.80	1,137			0.48
Guernica2	COMIBOL	5478.94	5504.69	4470.70	0.70	769
Guernica2	COMIBOL	5479.87	5515.58	4398.50	0.80	338			0.18
Guernica2	COMIBOL	5480.76	5503.73	4470.70	0.70	432
Guernica2	COMIBOL	5480.99	5520.65	4358.13	1.10	177			0.08
Guernica2	COMIBOL	5481.69	5514.90	4398.50	0.80	28			0.82
Guernica2	COMIBOL	5482.67	5502.72	4470.70	0.70	555
Guernica2	COMIBOL	5483.48	5514.23	4398.50	0.80	218			0.16
Guernica2	COMIBOL	5484.12	5501.96	4470.70	0.70	157
Guernica2	COMIBOL	5485.26	5513.66	4398.50	0.80	54			0.05
Guernica2	COMIBOL	5485.98	5501.03	4470.70	0.70	297
Guernica2	COMIBOL	5487.49	5500.37	4470.70	0.70	522
Guernica2	COMIBOL	5489.51	5499.48	4470.70	0.70	302
Guernica2	COMIBOL	5496.02	5496.91	4470.70	0.70	75
Guernica2	COMIBOL	5498.40	5496.22	4470.70	0.70	183
Guernica2	COMIBOL	5500.65	5495.57	4470.70	1.00	4,400
Guernica2	COMIBOL	5502.78	5494.97	4470.70	1.00	760
Guernica2	COMIBOL	5505.06	5494.32	4470.70	0.90	1,026
Guernica2	COMIBOL	5507.44	5493.75	4470.70	1.05	870
Guernica2	COMIBOL	5510.07	5493.20	4470.70	1.95	1,444
Guernica2	COMIBOL	5588.51	5481.59	4398.50	0.80	4,394			1.51
Guernica2	COMIBOL	5590.31	5481.51	4398.50	0.80	4,865			2.75
Guernica2	COMIBOL	5592.32	5481.11	4398.50	0.80	3,180			3.68
Guernica2	COMIBOL	5594.29	5480.71	4398.50	1.00	3,070			2.10
Guernica2	COMIBOL	5594.79	5468.50	4435.85	0.82	2,122			0.90
Guernica2	COMIBOL	5596.27	5480.31	4398.50	0.80	660			0.19
Guernica2	COMIBOL	5598.03	5479.80	4398.50	0.80	328			0.08
Guernica2	COMIBOL	5599.62	5479.26	4398.50	0.80	653			0.23
Guernica2	COMIBOL	5601.78	5478.54	4398.50	0.80	100			0.16
Guernica2	COMIBOL	5614.78	5475.16	4398.50	0.80	660			0.29
Guernica2	COMIBOL	5615.13	5459.74	4435.85	0.80	408			0.10
Guernica2	COMIBOL	5616.65	5474.69	4398.50	0.80	1,415			1.45
Guernica2	COMIBOL	5617.08	5459.15	4435.85	0.80	832			0.28

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	COMIBOL	5618.45	5474.24	4398.50	0.80	1,616			1.88
Guernica2	COMIBOL	5618.97	5458.58	4435.85	0.80	478			0.17
Guernica2	COMIBOL	5620.35	5473.77	4398.50	0.80	1,630			0.17
Guernica2	COMIBOL	5620.80	5458.02	4435.85	0.80	2,465			0.18
Guernica2	COMIBOL	5622.12	5473.16	4398.50	0.80	1,952			0.77
Guernica2	COMIBOL	5622.61	5457.20	4435.85	0.80	280			0.11
Guernica2	COMIBOL	5623.78	5472.51	4398.50	0.80	321			0.29
Guernica2	COMIBOL	5624.34	5456.41	4435.85	0.80	432			0.10
Guernica2	COMIBOL	5625.67	5471.77	4398.50	0.80	550			0.64
Guernica2	COMIBOL	5626.14	5455.59	4435.85	0.80	2,771			0.12
Guernica2	COMIBOL	5627.30	5471.14	4398.50	0.80	110			0.12
Guernica2	COMIBOL	5628.05	5454.81	4435.85	0.80	1,403			0.34
Guernica2	COMIBOL	5629.14	5470.42	4398.50	0.80	86			0.22
Guernica2	COMIBOL	5630.01	5454.05	4435.85	0.80	400			0.17
Guernica2	COMIBOL	5630.78	5469.76	4398.50	0.80	2,985			0.36
Guernica2	COMIBOL	5631.77	5453.38	4435.85	0.80	488			0.20
Guernica2	COMIBOL	5632.58	5469.04	4398.50	0.80	1,500			0.25
Guernica2	COMIBOL	5633.58	5452.71	4435.85	1.00	554			0.30
Guernica2	COMIBOL	5634.39	5468.32	4398.50	0.80	1,330			0.27
Guernica2	COMIBOL	5635.30	5452.08	4435.85	1.20	2,657			0.88
Guernica2	COMIBOL	5636.24	5467.58	4398.50	0.80	503			0.19
Guernica2	COMIBOL	5637.28	5451.37	4435.85	1.10	578			0.18
Guernica2	COMIBOL	5637.66	5467.01	4398.50	1.00	750			0.85
Guernica2	COMIBOL	5639.51	5450.77	4435.85	0.80	1,138			0.20
Guernica2	COMIBOL	5639.72	5466.25	4398.50	1.00	940			6.15
Guernica2	COMIBOL	5641.32	5450.28	4435.85	0.80	530			0.14
Guernica2	COMIBOL	5641.38	5465.70	4398.50	1.10	904			2.17
Guernica2	COMIBOL	5643.21	5449.66	4435.85	0.80	1,557			0.15
Guernica2	COMIBOL	5643.34	5465.07	4398.50	0.80	930			0.25
Guernica2	COMIBOL	5644.96	5448.97	4435.85	0.80	452			0.10
Guernica2	COMIBOL	5645.07	5464.50	4398.50	0.80	500			0.20
Guernica2	COMIBOL	5646.50	5448.37	4435.85	0.90	4,865			7.68
Guernica2	COMIBOL	5646.82	5463.93	4398.50	0.80	500			0.20
Guernica2	COMIBOL	5648.30	5447.66	4435.85	0.70	4,865
Guernica2	COMIBOL	5648.60	5463.40	4398.50	0.80	602			0.18
Guernica2	COMIBOL	5649.74	5447.10	4435.85	0.70	330			2.66
Guernica2	COMIBOL	5650.69	5462.81	4398.50	0.80	678			0.22
Guernica2	COMIBOL	5651.44	5446.44	4435.85	0.70	651
Guernica2	COMIBOL	5652.18	5462.28	4398.50	0.80	420			0.48
Guernica2	COMIBOL	5653.01	5445.82	4435.85	0.90	1,200			6.50
Guernica2	COMIBOL	5654.54	5434.84	4506.00	0.70	73
Guernica2	COMIBOL	5654.60	5445.36	4435.85	0.70	621
Guernica2	COMIBOL	5656.27	5444.90	4435.85	0.70	1,836			3.80
Guernica2	COMIBOL	5656.82	5434.24	4506.00	0.70	20
Guernica2	COMIBOL	5657.81	5444.48	4435.85	0.70	189
Guernica2	COMIBOL	5658.83	5433.47	4506.00	0.70	19
Guernica2	COMIBOL	5659.45	5443.94	4435.85	0.70	86			1.63
Guernica2	COMIBOL	5660.60	5432.67	4506.00	0.70	12
Guernica2	COMIBOL	5660.97	5443.31	4435.85	0.70	47
Guernica2	COMIBOL	5662.45	5442.68	4435.85	0.70	64			1.98
Guernica2	COMIBOL	5662.58	5431.81	4506.00	0.70	30
Guernica2	COMIBOL	5663.89	5442.09	4435.85	0.70	560
Guernica2	COMIBOL	5664.29	5431.25	4506.00	0.70	1
Guernica2	COMIBOL	5665.63	5441.37	4435.85	0.80	3,610			12.13
Guernica2	COMIBOL	5666.45	5430.55	4506.00	0.70	36
Guernica2	COMIBOL	5667.21	5440.85	4435.85	0.70	309
Guernica2	COMIBOL	5668.15	5430.00	4506.00	0.80	72
Guernica2	COMIBOL	5668.70	5440.37	4435.85	0.70	180			1.56
Guernica2	COMIBOL	5670.22	5439.87	4435.85	0.70	167			1.36
Guernica2	COMIBOL	5670.61	5429.29	4506.00	0.70	2
Guernica2	COMIBOL	5671.96	5439.32	4435.85	0.70	77
Guernica2	COMIBOL	5672.31	5428.81	4506.00	0.70	30
Guernica2	COMIBOL	5673.68	5438.92	4435.85	0.70	386			1.44
Guernica2	COMIBOL	5674.46	5428.24	4506.00	0.70	2
Guernica2	COMIBOL	5675.23	5438.55	4435.85	0.70	300
Guernica2	COMIBOL	5675.51	5453.36	4401.55	0.80	710			0.28

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	COMIBOL	5675.51	5453.36	4403.71	0.80	667			0.47
Guernica2	COMIBOL	5675.51	5453.36	4405.79	0.80	1,477			1.88
Guernica2	COMIBOL	5675.51	5453.36	4407.64	0.80	3,144			5.47
Guernica2	COMIBOL	5675.51	5453.36	4410.03	0.80	2,020			3.75
Guernica2	COMIBOL	5675.51	5453.36	4412.03	0.80	380			1.55
Guernica2	COMIBOL	5675.51	5453.36	4414.11	0.80	281			1.12
Guernica2	COMIBOL	5675.51	5453.36	4416.27	0.80	417			0.56
Guernica2	COMIBOL	5675.51	5453.36	4418.12	0.80	2,750			0.69
Guernica2	COMIBOL	5675.51	5453.36	4420.20	0.80	947			0.34
Guernica2	COMIBOL	5675.51	5453.36	4422.21	0.80	1,380			0.52
Guernica2	COMIBOL	5675.51	5453.36	4424.59	0.80	75			0.27
Guernica2	COMIBOL	5675.51	5453.36	4426.60	0.80	37			0.18
Guernica2	COMIBOL	5675.51	5453.36	4428.68	0.80	67			0.10
Guernica2	COMIBOL	5675.51	5453.36	4430.45	0.80	37			0.40
Guernica2	COMIBOL	5675.51	5453.36	4432.84	0.80	80			0.11
Guernica2	COMIBOL	5675.51	5453.36	4434.92	0.80	35			0.06
Guernica2	COMIBOL	5676.28	5427.88	4506.00	0.70	18
Guernica2	COMIBOL	5676.80	5438.18	4435.85	0.70	371			2.90
Guernica2	COMIBOL	5678.12	5427.53	4506.00	0.70	2
Guernica2	COMIBOL	5678.65	5437.74	4435.85	0.70	157
Guernica2	COMIBOL	5680.11	5437.38	4435.85	0.70	209			1.87
Guernica2	COMIBOL	5680.26	5427.11	4506.00	0.70	7
Guernica2	COMIBOL	5681.90	5436.94	4435.85	0.70	657
Guernica2	COMIBOL	5682.38	5426.62	4506.00	0.70	5
Guernica2	COMIBOL	5683.58	5436.67	4435.85	0.70	697			3.79
Guernica2	COMIBOL	5684.45	5426.14	4506.00	0.70	5
Guernica2	COMIBOL	5685.08	5436.23	4435.85	0.80	2,843			0.60
Guernica2	COMIBOL	5686.35	5425.70	4506.00	0.70	2
Guernica2	COMIBOL	5687.44	5435.20	4435.85	0.80	1,109			0.28
Guernica2	COMIBOL	5688.15	5425.37	4506.00	0.70	12
Guernica2	COMIBOL	5689.35	5434.41	4435.85	0.80	590			0.11
Guernica2	COMIBOL	5690.36	5425.06	4506.00	0.70	6
Guernica2	COMIBOL	5691.47	5434.29	4435.85	0.80	1,476			1.72
Guernica2	COMIBOL	5692.42	5449.02	4398.50	0.80	491			0.44
Guernica2	COMIBOL	5693.87	5434.15	4435.85	0.80	564			0.40
Guernica2	COMIBOL	5694.39	5448.31	4398.50	0.80	2,790			2.20
Guernica2	COMIBOL	5695.73	5434.04	4435.85	0.80	747			1.72
Guernica2	COMIBOL	5696.08	5447.74	4398.50	0.80	2,553			0.75
Guernica2	COMIBOL	5697.96	5433.61	4435.85	0.80	429			0.16
Guernica2	COMIBOL	5700.26	5433.13	4435.85	0.80	1,857			1.12
Guernica2	COMIBOL	5702.36	5432.70	4435.85	0.80	3,490			3.00
Guernica2	COMIBOL	5704.41	5432.33	4435.85	0.80	2,737			2.40
Guernica2	COMIBOL	5706.59	5431.98	4435.85	0.80	1,042			1.96
Guernica2	COMIBOL	5708.75	5431.63	4435.85	0.80	240			0.14
Guernica2	COMIBOL	5760.29	5418.02	4470.70	0.70	25
Guernica2	COMIBOL	5762.65	5417.99	4470.70	0.70	31
Guernica2	COMIBOL	5765.04	5417.92	4470.70	0.70	66
Guernica2	COMIBOL	5766.70	5417.68	4470.70	0.70	70
Guernica2	COMIBOL	5768.72	5417.39	4470.70	0.70	192
Guernica2	COMIBOL	5769.26	5428.90	4398.50	0.80	632			1.97
Guernica2	COMIBOL	5770.81	5417.08	4470.70	0.70	10
Guernica2	COMIBOL	5770.99	5428.40	4398.50	0.80	444			5.13
Guernica2	COMIBOL	5772.80	5416.74	4470.70	0.70	17
Guernica2	COMIBOL	5772.98	5427.83	4398.50	0.80	125			1.70
Guernica2	COMIBOL	5774.58	5416.29	4470.70	0.70	75
Guernica2	COMIBOL	5776.58	5415.79	4470.70	0.70	79
Guernica2	COMIBOL	5778.60	5415.29	4470.70	0.70
Guernica2	COMIBOL	5780.50	5414.99	4470.70	0.70	19			0.14
Guernica2	COMIBOL	5782.45	5414.68	4470.70	0.70
Guernica2	COMIBOL	5784.56	5414.34	4470.70	0.70	311			2.36
Guernica2	COMIBOL	5786.50	5414.43	4470.70	0.70
Guernica2	COMIBOL	5788.35	5414.63	4470.70	0.70	14			0.12
Guernica2	COMIBOL	5790.51	5414.85	4470.70	0.70	2
Guernica2	COMIBOL	5792.83	5414.90	4470.70	0.70	86			0.41
Guernica2	COMIBOL	5794.74	5414.88	4470.70	0.70	93
Guernica2	COMIBOL	5796.71	5414.86	4470.70	0.70	2			0.06

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Guernica2	COMIBOL	5798.49	5414.84	4470.70	0.70
Guernica2	COMIBOL	5800.57	5414.44	4470.70	0.70	2
Litoral	PASB	5624.96	5049.93	4437.61	4.45	573	0.76	0.02	3.60
Litoral	PASB	5635.11	5045.90	4397.61	4.45	483	0.40	0.06	3.71
Litoral	PASB	5667.41	5057.09	4357.50	1.70	106			3.15
Litoral	PASB	5669.53	5057.52	4357.50	1.90	59			2.16
Litoral	PASB	5669.86	5077.86	4467.61	3.97	239	0.23	0.10	14.42
Litoral	PASB	5670.79	5058.69	4357.57	2.00	385			1.89
Litoral	PASB	5673.02	5060.05	4357.57	2.10	530			0.99
Litoral	PASB	5674.83	5061.65	4357.57	2.85	1,683			0.61
Litoral	PASB	5677.39	5063.10	4357.68	2.80	905			1.69
Litoral	PASB	5679.15	5063.94	4357.68	3.30	670			0.85
Litoral	PASB	5681.08	5064.66	4357.75	1.95	452			0.79
Litoral	PASB	5682.92	5065.70	4357.78	1.50	188			2.64
Litoral	PASB	5684.60	5066.74	4357.78	1.60	292			11.79
Litoral	PASB	5686.53	5067.58	4357.84	2.00	271			8.21
Litoral	PASB	5688.81	5068.50	4357.84	1.75	266			8.31
Litoral	PASB	5690.72	5069.36	4357.86	2.00	207			4.96
Litoral	PASB	5692.58	5069.81	4357.86	1.55	179			9.25
Litoral	PASB	5694.94	5069.86	4357.86	1.30	1,355			13.15
Litoral	PASB	5697.35	5070.28	4357.86	0.80	73			0.41
Litoral	PASB	5699.63	5071.17	4357.86	2.45	582			2.34
Litoral	PASB	5701.67	5071.89	4357.86	2.20	516			0.56
Litoral	PASB	5702.86	5083.28	4397.61	4.42	1,784	0.54	0.05	2.46
Litoral	PASB	5703.01	5084.72	4437.61	3.22	1,068	0.76	0.10	6.55
Litoral	PASB	5703.67	5072.64	4357.86	2.50	92			0.54
Litoral	PASB	5705.60	5073.40	4357.86	1.90	387			0.57
Litoral	PASB	5709.12	5074.32	4357.86	1.55	125			2.25
Litoral	PASB	5711.08	5074.90	4357.86	2.80	388			1.51
Litoral	PASB	5712.94	5075.81	4357.86	1.85	230			4.16
Litoral	PASB	5714.84	5076.72	4357.86	1.75	639			5.48
Litoral	PASB	5716.78	5077.34	4357.86	1.90	1,099			2.69
Litoral	PASB	5718.71	5078.01	4357.86	1.50	311			3.64
Litoral	PASB	5721.27	5078.26	4357.86	1.10	276			0.64
Litoral	PASB	5727.22	5081.76	4357.86	1.00	97			2.41
Litoral	PASB	5729.04	5082.79	4357.86	1.30	188			7.21
Litoral	PASB	5730.88	5083.68	4357.86	1.90	131			3.63
Litoral	PASB	5733.77	5084.65	4357.86	2.65	213			5.85
Litoral	PASB	5735.62	5085.84	4357.86	1.60	252			2.50
Litoral	PASB	5737.43	5086.51	4357.97	2.30	206			2.38
Litoral	PASB	5738.73	5095.05	4397.61	1.50	204	0.33	0.02	1.16
Litoral	PASB	5739.41	5087.15	4357.97	2.00	245			0.90
Litoral	PASB	5741.72	5087.85	4358.05	1.10	155			5.72
Litoral	PASB	5743.31	5088.62	4358.05	1.70	582			1.58
Litoral	PASB	5745.22	5089.65	4358.11	3.50	668			0.69
Litoral	PASB	5747.10	5090.57	4358.11	1.50	310			3.64
Litoral	PASB	5748.92	5091.42	4358.22	1.50	356			1.40
Litoral	PASB	5750.82	5092.14	4358.26	1.40	212			0.64
Litoral	PASB	5752.84	5092.90	4358.29	1.00	63			0.40
Litoral	PASB	5754.71	5093.61	4358.33	0.80	202			0.18
Litoral	PASB	5758.02	5094.78	4358.33	1.50	72			0.30
Litoral	PASB	5759.99	5095.48	4358.37	1.20	149			0.38
Litoral	PASB	5763.91	5096.65	4358.37	1.90	53			0.51
Litoral	PASB	5765.84	5097.51	4358.37	1.40	23			0.46
Litoral	PASB	5767.71	5098.32	4358.37	1.50	54			0.42
Litoral	PASB	5769.66	5099.03	4358.37	1.10	7			0.14
Litoral	PASB	5771.63	5099.90	4358.37	0.80	10			0.12
Litoral	PASB	5773.59	5100.71	4358.37	0.90	4			0.08
Litoral	PASB	5775.44	5101.55	4358.37	1.00	2			0.08
Litoral	PASB	5777.38	5102.40	4358.37	1.40	33			0.24
Litoral	PASB	5779.27	5103.49	4358.37	1.10	195			2.78
Litoral	PASB	5781.12	5104.60	4358.37	0.85	162			0.91
Litoral	PASB	5782.78	5105.78	4358.39	1.00	1			0.14
Litoral	PASB	5784.51	5106.89	4358.39	1.25	3			0.49
Litoral	PASB	5786.38	5107.82	4358.39	0.80	5			0.25
Litoral	COMIBOL	5435.70	4995.62	4473.75	1.50	65			1.52

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Litoral	COMIBOL	5437.51	4996.37	4473.75	1.50	532			4.28
Litoral	COMIBOL	5439.42	4997.32	4473.75	1.50	120			4.70
Litoral	COMIBOL	5441.27	4998.45	4473.75	1.50	208			4.91
Litoral	COMIBOL	5442.99	4999.50	4473.75	1.50	352			8.14
Litoral	COMIBOL	5444.87	5000.23	4473.75	1.50	427			6.46
Litoral	COMIBOL	5446.73	5000.92	4473.75	1.50	222			3.34
Litoral	COMIBOL	5448.72	5001.66	4473.75	1.50	582			3.57
Litoral	COMIBOL	5450.62	5002.45	4473.75	1.50	987			16.50
Litoral	COMIBOL	5452.64	5003.30	4473.75	1.50	35			2.57
Litoral	COMIBOL	5454.46	5004.08	4473.75	1.50	528			12.82
Litoral	COMIBOL	5456.38	5004.88	4473.75	1.50	70			2.50
Litoral	COMIBOL	5458.16	5005.70	4473.75	1.50	32			13.83
Litoral	COMIBOL	5460.09	5006.64	4473.75	1.50	27			2.93
Litoral	COMIBOL	5461.82	5007.58	4473.75	1.50	4			0.97
Litoral	COMIBOL	5498.37	5028.68	4439.00	1.50	308			13.97
Litoral	COMIBOL	5499.94	5029.80	4439.00	1.50	240
Litoral	COMIBOL	5501.66	5030.87	4439.00	1.50	342			23.78
Litoral	COMIBOL	5503.59	5031.66	4439.00	1.50	128
Litoral	COMIBOL	5505.34	5032.38	4439.00	1.50	114			8.02
Litoral	COMIBOL	5507.33	5033.21	4439.00	1.50	195
Litoral	COMIBOL	5509.12	5034.01	4439.00	1.50	312			16.40
Litoral	COMIBOL	5511.02	5034.86	4439.00	1.50	400
Litoral	COMIBOL	5512.80	5035.71	4439.00	1.50	289			14.01
Litoral	COMIBOL	5514.58	5036.60	4439.00	1.50	440			17.82
Litoral	COMIBOL	5516.53	5037.58	4439.00	1.50	147
Litoral	COMIBOL	5518.32	5038.50	4439.00	1.50	821			35.64
Litoral	COMIBOL	5520.00	5039.36	4439.00	1.60	360
Litoral	COMIBOL	5521.75	5040.27	4439.00	1.50	504			5.91
Litoral	COMIBOL	5523.30	5031.84	4473.75	1.50	331
Litoral	COMIBOL	5523.56	5041.23	4439.00	1.50	107
Litoral	COMIBOL	5523.82	5031.12	4508.00	1.50	5
Litoral	COMIBOL	5525.48	5042.06	4439.00	1.50	136			1.93
Litoral	COMIBOL	5525.50	5032.07	4473.75	1.50	91
Litoral	COMIBOL	5525.56	5032.44	4508.00	1.50	35			3.55
Litoral	COMIBOL	5527.32	5033.76	4508.00	1.50	10
Litoral	COMIBOL	5527.45	5032.16	4473.75	1.50	92
Litoral	COMIBOL	5528.99	5034.96	4508.00	1.50	21			3.59
Litoral	COMIBOL	5529.53	5032.29	4473.75	2.30	370			30.41
Litoral	COMIBOL	5530.85	5036.34	4508.00	1.50	33
Litoral	COMIBOL	5531.40	5033.08	4473.75	1.50	104
Litoral	COMIBOL	5532.33	5037.82	4508.00	1.50	72			7.19
Litoral	COMIBOL	5533.25	5039.71	4508.00	1.50	51
Litoral	COMIBOL	5533.28	5034.17	4473.75	1.50	64			3.27
Litoral	COMIBOL	5534.03	5041.97	4508.00	1.50	104			6.18
Litoral	COMIBOL	5534.46	5043.96	4508.00	1.50
Litoral	COMIBOL	5534.95	5035.33	4473.75	2.00	180
Litoral	COMIBOL	5535.49	5045.75	4508.00	1.50	50
Litoral	COMIBOL	5536.09	5022.07	4396.25	1.50	274			0.51
Litoral	COMIBOL	5536.40	5036.48	4473.75	1.80	370			21.33
Litoral	COMIBOL	5536.67	5047.54	4508.00	1.50	187			15.94
Litoral	COMIBOL	5537.96	5038.26	4473.75	2.20	50
Litoral	COMIBOL	5538.22	5022.83	4396.25	1.50	820			2.58
Litoral	COMIBOL	5538.28	5048.75	4508.00	1.50	85
Litoral	COMIBOL	5538.58	5040.06	4473.75	1.50	485			5.27
Litoral	COMIBOL	5539.26	5041.93	4473.75	1.50	104
Litoral	COMIBOL	5540.05	5023.49	4396.25	1.50	99			5.31
Litoral	COMIBOL	5540.26	5049.96	4508.00	1.50
Litoral	COMIBOL	5540.92	5043.08	4473.75	1.50	99			3.42
Litoral	COMIBOL	5542.08	5024.27	4396.25	1.50	45			0.14
Litoral	COMIBOL	5542.40	5050.61	4508.00	1.50
Litoral	COMIBOL	5542.77	5044.06	4473.75	1.50	28
Litoral	COMIBOL	5544.16	5025.07	4396.25	1.50	108			15.52
Litoral	COMIBOL	5544.60	5045.14	4473.75	1.50	1			0.15
Litoral	COMIBOL	5545.93	5025.75	4396.25	1.50	350			1.94
Litoral	COMIBOL	5546.51	5051.86	4508.00	1.50
Litoral	COMIBOL	5546.52	5046.28	4473.75	1.50	25

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Litoral	COMIBOL	5548.08	5026.48	4396.25	1.50	980			9.47
Litoral	COMIBOL	5548.19	5047.05	4473.75	1.50	65			2.32
Litoral	COMIBOL	5548.55	5052.51	4508.00	1.50
Litoral	COMIBOL	5550.15	5027.19	4396.25	1.60	720			5.66
Litoral	COMIBOL	5550.15	5047.96	4473.75	1.50	200
Litoral	COMIBOL	5552.08	5048.76	4473.75	1.50	144			4.26
Litoral	COMIBOL	5552.12	5027.83	4396.25	1.80	1,170			5.85
Litoral	COMIBOL	5553.93	5049.43	4473.75	1.50	2			0.30
Litoral	COMIBOL	5554.20	5028.24	4396.25	1.50	470			21.12
Litoral	COMIBOL	5555.89	5050.22	4473.75	1.50	2			0.08
Litoral	COMIBOL	5556.14	5028.48	4396.25	1.60	780			7.78
Litoral	COMIBOL	5557.72	5050.85	4473.75	1.56	10			3.85
Litoral	COMIBOL	5558.34	5028.85	4396.25	1.70	880			1.70
Litoral	COMIBOL	5558.57	5055.11	4470.20	1.50	60			3.29
Litoral	COMIBOL	5558.57	5055.11	4473.19	1.50	120			12.42
Litoral	COMIBOL	5558.57	5055.11	4476.19	1.50	293			15.41
Litoral	COMIBOL	5558.57	5055.11	4479.19	1.50	565			7.15
Litoral	COMIBOL	5558.57	5055.11	4482.50	1.50	28			3.86
Litoral	COMIBOL	5558.57	5055.11	4485.34	1.50
Litoral	COMIBOL	5558.57	5055.11	4488.50	1.50
Litoral	COMIBOL	5558.57	5055.11	4491.65	1.50
Litoral	COMIBOL	5558.57	5055.11	4494.39	1.50
Litoral	COMIBOL	5558.57	5055.11	4497.54	1.50	76			8.06
Litoral	COMIBOL	5558.57	5055.11	4500.54	1.50	91			11.34
Litoral	COMIBOL	5558.57	5055.11	4503.64	1.50	180			11.60
Litoral	COMIBOL	5558.57	5055.11	4506.53	1.50	123			8.16
Litoral	COMIBOL	5559.79	5051.45	4473.75	1.50	5			3.84
Litoral	COMIBOL	5560.35	5029.54	4396.25	1.50	75			1.06
Litoral	COMIBOL	5561.81	5052.21	4473.75	1.50	5			0.96
Litoral	COMIBOL	5562.35	5030.26	4396.25	1.50	153			0.77
Litoral	COMIBOL	5563.78	5052.64	4473.75	1.50	13			2.61
Litoral	COMIBOL	5564.44	5031.01	4396.25	1.50	144			1.06
Litoral	COMIBOL	5566.35	5031.93	4396.25	1.50	406			4.78
Litoral	COMIBOL	5568.32	5032.98	4396.25	1.50	117			4.13
Litoral	COMIBOL	5570.20	5033.98	4396.25	1.50	207			1.37
Litoral	COMIBOL	5572.07	5034.61	4396.25	1.50	184			0.18
Litoral	COMIBOL	5574.36	5035.15	4396.25	1.50	160			0.36
Litoral	COMIBOL	5576.20	5035.36	4396.25	1.50	329			0.71
Litoral	COMIBOL	5578.44	5035.60	4396.25	1.50	373			1.70
Litoral	COMIBOL	5580.41	5035.78	4396.25	1.50	53			0.36
Litoral	COMIBOL	5582.56	5035.81	4396.25	1.50	576			2.36
Litoral	COMIBOL	5584.70	5035.46	4396.25	1.50	480			2.02
Litoral	COMIBOL	5586.79	5035.16	4396.25	1.50	350			1.23
Litoral	COMIBOL	5588.97	5035.32	4396.25	1.50	116			8.82
Litoral	COMIBOL	5591.03	5035.78	4396.25	1.50	1,745			14.34
Litoral	COMIBOL	5592.91	5036.39	4396.25	1.50	205			0.39
Litoral	COMIBOL	5594.84	5037.15	4396.25	1.60	1,120			18.85
Litoral	COMIBOL	5596.72	5038.17	4396.25	1.50	495			9.99
Litoral	COMIBOL	5598.28	5039.14	4396.25	2.00	440			2.68
Litoral	COMIBOL	5600.15	5040.29	4396.25	1.50	320			13.04
Litoral	COMIBOL	5601.79	5041.22	4396.25	1.50	228			10.80
Litoral	COMIBOL	5603.50	5042.19	4396.25	1.50	576			13.16
Litoral	COMIBOL	5604.99	5043.03	4396.25	1.50	910			6.48
Litoral	COMIBOL	5606.71	5044.02	4396.25	1.50	110			0.67
Litoral	COMIBOL	5608.32	5045.08	4396.25	1.50	128			1.20
Litoral	COMIBOL	5609.83	5046.07	4396.25	1.50	267			11.21
Litoral	COMIBOL	5611.49	5047.17	4396.25	1.50	750			0.70
Litoral	COMIBOL	5613.26	5048.20	4396.25	1.60	400			27.50
Litoral	COMIBOL	5614.76	5049.06	4396.25	1.50	1,785			7.23
Litoral	COMIBOL	5616.52	5050.07	4396.25	1.50	320			2.23
Litoral	COMIBOL	5618.18	5050.98	4396.25	1.50	69			5.78
Litoral	COMIBOL	5619.98	5051.88	4396.25	1.50	192			3.25
Litoral	COMIBOL	5621.60	5052.69	4396.25	1.50	102			2.38
Litoral	COMIBOL	5623.33	5053.56	4396.25	1.50	207			4.04
Litoral	COMIBOL	5625.15	5054.26	4396.25	1.50	677			5.64
Litoral	COMIBOL	5626.89	5054.76	4396.25	1.60	930			2.75

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Litoral	COMIBOL	5628.78	5055.30	4396.25	1.50	373			2.20
Litoral	COMIBOL	5630.57	5055.85	4396.25	1.50	1,785			3.66
Litoral	COMIBOL	5632.44	5056.70	4396.25	1.50	1,440			5.70
Litoral	COMIBOL	5634.28	5057.57	4396.25	1.50	370			16.35
Litoral	COMIBOL	5636.06	5058.34	4396.25	1.50	823			3.68
Litoral	COMIBOL	5638.08	5059.16	4396.25	1.50	180			22.50
Litoral	COMIBOL	5639.84	5059.88	4396.25	1.50	420			7.23
Litoral	COMIBOL	5641.60	5060.68	4396.25	1.80	1,050			41.75
Litoral	COMIBOL	5643.47	5061.67	4396.25	1.60	900			41.75
Litoral	COMIBOL	5645.20	5062.59	4396.25	1.50	485			17.64
Litoral	COMIBOL	5647.00	5063.56	4396.25	1.80	570			30.50
Litoral	COMIBOL	5648.75	5064.52	4396.25	1.50	416			16.56
Litoral	COMIBOL	5650.57	5065.52	4396.25	1.90	560			7.96
Litoral	COMIBOL	5652.26	5066.45	4396.25	1.80	670			27.60
Litoral	COMIBOL	5654.02	5067.43	4396.25	1.60	160			9.57
Litoral	COMIBOL	5655.65	5068.47	4396.25	1.50	616			8.87
Litoral	COMIBOL	5657.47	5069.43	4396.25	2.40	820			28.10
Litoral	COMIBOL	5659.27	5070.38	4396.25	2.00	800			32.70
Litoral	COMIBOL	5661.16	5071.34	4396.25	2.20	1,680			21.30
Litoral	COMIBOL	5662.84	5072.21	4396.25	1.60	1,610			17.90
Litoral	COMIBOL	5664.71	5073.32	4396.25	1.60	1,610			30.60
Litoral	COMIBOL	5666.06	5074.32	4396.25	1.50	1,027			8.14
Litoral	COMIBOL	5667.97	5075.67	4396.25	1.50	28			12.88
Litoral	COMIBOL	5669.65	5076.79	4396.25	1.50	696			22.32
Litoral	COMIBOL	5671.27	5077.77	4396.25	1.50	402			13.63
Litoral	COMIBOL	5673.04	5078.83	4396.25	1.50
Litoral	COMIBOL	5674.91	5079.94	4396.25	1.50
Litoral	COMIBOL	5676.56	5080.92	4396.25	1.50
Litoral	COMIBOL	5678.31	5081.84	4396.25	1.50	392			20.32
Litoral	COMIBOL	5680.11	5082.70	4396.25	1.50	112			13.84
Litoral	COMIBOL	5681.99	5083.46	4396.25	1.50	307			11.93
Litoral	COMIBOL	5683.95	5084.09	4396.25	1.50
Litoral	COMIBOL	5685.52	5085.14	4396.25	2.50	510			3.26
Litoral	COMIBOL	5687.33	5086.34	4396.25	1.50	360			21.00
Litoral	COMIBOL	5689.04	5087.21	4396.25	2.40	420			23.50
Litoral	COMIBOL	5690.94	5088.17	4396.25	2.40	260			21.10
Litoral	COMIBOL	5692.62	5088.92	4396.25	2.10	160			27.40
Litoral	COMIBOL	5694.63	5089.73	4396.25	2.00	290			17.00
Litoral	COMIBOL	5696.61	5090.54	4396.25	2.40	250			18.00
Litoral	COMIBOL	5698.54	5091.16	4396.25	2.20	600			22.20
Litoral	COMIBOL	5700.41	5091.75	4396.25	2.80	330			14.00
Litoral	COMIBOL	5702.29	5092.32	4396.25	2.60	420			19.41
Litoral	COMIBOL	5704.33	5092.97	4396.25	2.60	370			13.60
Litoral	COMIBOL	5706.07	5093.56	4396.25	2.40	220			23.20
Litoral	COMIBOL	5708.01	5094.43	4396.25	2.40	310			24.30
Litoral	COMIBOL	5709.69	5095.24	4396.25	2.10	770			28.50
Litoral	COMIBOL	5711.46	5096.26	4396.25	1.50	261			9.43
Litoral	COMIBOL	5715.96	5120.49	4439.00	2.90	1,640
Litoral	COMIBOL	5716.98	5098.96	4396.25	1.50	315			12.91
Litoral	COMIBOL	5717.30	5121.33	4439.00	2.10	1,460			39.18
Litoral	COMIBOL	5718.50	5122.53	4439.00	3.00	1,540
Litoral	COMIBOL	5718.82	5099.94	4396.25	1.50	152			9.12
Litoral	COMIBOL	5719.46	5123.90	4439.00	2.50	1,480			39.00
Litoral	COMIBOL	5720.46	5125.34	4439.00	2.40	1,550
Litoral	COMIBOL	5720.62	5100.79	4396.25	1.50	90			1.11
Litoral	COMIBOL	5721.52	5126.63	4439.00	2.80	450			20.00
Litoral	COMIBOL	5722.42	5101.45	4396.25	1.50	64			1.80
Litoral	COMIBOL	5722.56	5127.78	4439.00	2.00	730
Litoral	COMIBOL	5723.70	5128.91	4439.00	1.80	430			11.12
Litoral	COMIBOL	5724.35	5102.13	4396.25	1.50	66			2.61
Litoral	COMIBOL	5724.82	5130.07	4439.00	1.80	1,370
Litoral	COMIBOL	5725.99	5131.24	4439.00	2.00	920			18.11
Litoral	COMIBOL	5726.35	5102.68	4396.25	1.50	325			12.85
Litoral	COMIBOL	5727.36	5132.22	4439.00	1.50	348			5.90
Litoral	COMIBOL	5728.51	5103.27	4396.25	1.50	33			0.27
Litoral	COMIBOL	5728.59	5133.14	4439.00	1.50	273

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Litoral	COMIBOL	5730.13	5134.43	4439.00	1.50	138			1.82
Litoral	COMIBOL	5730.23	5103.68	4396.25	1.50	56			0.26
Litoral	COMIBOL	5731.91	5135.80	4439.00	1.50	243
Litoral	COMIBOL	5732.24	5104.15	4396.25	1.50	53			0.52
Litoral	COMIBOL	5733.34	5136.73	4439.00	1.50	232			2.92
Litoral	COMIBOL	5734.15	5104.52	4396.25	1.50	8			0.17
Litoral	COMIBOL	5735.20	5137.85	4439.00	1.50	288
Litoral	COMIBOL	5736.23	5104.84	4396.25	1.50	19			2.61
Litoral	COMIBOL	5737.02	5138.95	4439.00	1.50	892			1.46
Litoral	COMIBOL	5738.18	5105.09	4396.25	1.50	17			0.24
Litoral	COMIBOL	5738.83	5140.04	4439.00	1.50	768
Litoral	COMIBOL	5740.31	5105.15	4396.25	1.50	221			0.18
Litoral	COMIBOL	5740.75	5141.18	4439.00	1.50	490			3.88
Litoral	COMIBOL	5742.17	5142.33	4439.00	1.50	191			2.18
Litoral	COMIBOL	5742.44	5105.35	4396.25	1.50	16			0.83
Litoral	COMIBOL	5743.81	5143.75	4439.00	1.60	510
Litoral	COMIBOL	5744.21	5161.68	4473.75	1.50	8
Litoral	COMIBOL	5744.38	5105.64	4396.25	1.50	248			1.68
Litoral	COMIBOL	5745.33	5145.06	4439.00	1.50	260			3.98
Litoral	COMIBOL	5746.05	5162.75	4473.75	1.50	43			0.69
Litoral	COMIBOL	5746.45	5105.86	4396.25	1.50	1,785			2.71
Litoral	COMIBOL	5746.83	5146.34	4439.00	2.20	1,540
Litoral	COMIBOL	5748.14	5163.89	4473.75	1.50	12			0.32
Litoral	COMIBOL	5748.54	5147.54	4439.00	1.50	776			5.32
Litoral	COMIBOL	5748.81	5106.05	4396.25	1.50	1,027			1.14
Litoral	COMIBOL	5750.16	5164.68	4473.75	1.50	16
Litoral	COMIBOL	5750.36	5148.73	4439.00	2.30	860
Litoral	COMIBOL	5750.85	5106.05	4396.25	1.50	653			5.19
Litoral	COMIBOL	5752.06	5149.76	4439.00	2.10	410			3.37
Litoral	COMIBOL	5752.18	5165.41	4473.75	1.80	30			0.69
Litoral	COMIBOL	5752.96	5106.08	4396.25	1.50	579			1.00
Litoral	COMIBOL	5753.90	5150.79	4439.00	2.30	530
Litoral	COMIBOL	5754.04	5166.00	4473.75	1.50	16
Litoral	COMIBOL	5755.15	5106.23	4396.25	1.50	800			3.03
Litoral	COMIBOL	5755.73	5151.69	4439.00	1.50	360			2.12
Litoral	COMIBOL	5756.29	5166.51	4473.75	1.80	40			0.80
Litoral	COMIBOL	5757.33	5106.38	4396.25	1.50	650			0.81
Litoral	COMIBOL	5757.61	5152.61	4439.00	1.50	536
Litoral	COMIBOL	5757.67	5166.72	4440.08	1.50	6
Litoral	COMIBOL	5757.67	5166.72	4442.01	1.50	0			0.22
Litoral	COMIBOL	5757.67	5166.72	4444.09	1.50	80
Litoral	COMIBOL	5757.67	5166.72	4446.18	1.50	10			1.84
Litoral	COMIBOL	5757.67	5166.72	4448.21	1.50	11
Litoral	COMIBOL	5757.67	5166.72	4450.25	1.50	3
Litoral	COMIBOL	5757.67	5166.72	4454.31	1.50	3			0.36
Litoral	COMIBOL	5757.67	5166.72	4456.40	1.50	3			0.40
Litoral	COMIBOL	5757.67	5166.72	4458.48	1.50	2
Litoral	COMIBOL	5757.67	5166.72	4460.47	1.50	1			0.07
Litoral	COMIBOL	5757.67	5166.72	4462.55	1.50	1
Litoral	COMIBOL	5757.67	5166.72	4464.48	1.50	21			1.08
Litoral	COMIBOL	5757.67	5166.72	4466.62	1.50	152
Litoral	COMIBOL	5757.67	5166.72	4468.65	1.50	59			3.78
Litoral	COMIBOL	5758.50	5166.84	4473.75	1.60	80
Litoral	COMIBOL	5759.25	5106.52	4396.25	1.50	597			0.29
Litoral	COMIBOL	5759.50	5153.48	4439.00	2.10	480			14.79
Litoral	COMIBOL	5760.52	5167.14	4473.75	1.50	12			0.14
Litoral	COMIBOL	5761.33	5154.33	4439.00	1.50	887
Litoral	COMIBOL	5761.58	5106.68	4396.25	1.50	173			1.38
Litoral	COMIBOL	5762.78	5167.52	4473.75	1.50	16
Litoral	COMIBOL	5763.29	5155.18	4439.00	1.50	656			11.99
Litoral	COMIBOL	5763.71	5106.83	4396.25	1.50	725			3.17
Litoral	COMIBOL	5764.71	5167.86	4473.75	1.50	7			0.27
Litoral	COMIBOL	5764.94	5155.94	4439.00	1.60	80
Litoral	COMIBOL	5765.70	5106.96	4396.25	1.50	1,227			6.53
Litoral	COMIBOL	5766.69	5156.78	4439.00	1.50	32			5.59
Litoral	COMIBOL	5767.00	5168.26	4473.75	1.50	0

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Litoral	COMIBOL	5768.44	5157.45	4439.00	2.30	60
Litoral	COMIBOL	5769.04	5168.64	4473.75	1.50	13			0.13
Litoral	COMIBOL	5770.04	5157.97	4439.00	2.10	480			17.42
Litoral	COMIBOL	5770.12	5107.27	4396.25	2.00	590			2.43
Litoral	COMIBOL	5771.12	5169.04	4473.75	1.50	10
Litoral	COMIBOL	5771.60	5158.48	4439.00	1.50	121
Litoral	COMIBOL	5772.19	5107.42	4396.25	2.10	1,785			3.91
Litoral	COMIBOL	5773.43	5169.48	4473.75	1.50	5			0.16
Litoral	COMIBOL	5773.56	5159.00	4439.00	1.60	290			11.24
Litoral	COMIBOL	5774.47	5107.57	4396.25	2.00	210			0.53
Litoral	COMIBOL	5775.29	5159.40	4439.00	1.50	467			5.48
Litoral	COMIBOL	5775.46	5170.12	4473.75	1.50	7
Litoral	COMIBOL	5776.66	5107.73	4396.25	1.50	1,013			5.69
Litoral	COMIBOL	5777.17	5159.78	4439.00	2.80	1,080
Litoral	COMIBOL	5777.63	5170.80	4473.75	1.50	3			1.12
Litoral	COMIBOL	5778.75	5160.46	4439.00	2.60	550			15.49
Litoral	COMIBOL	5779.72	5171.24	4473.75	1.50	0
Litoral	COMIBOL	5780.32	5161.32	4439.00	2.50	490
Litoral	COMIBOL	5781.69	5171.65	4473.75	1.50	0			0.17
Litoral	COMIBOL	5781.92	5162.27	4439.00	4.45	670			12.30
Litoral	COMIBOL	5783.35	5163.19	4439.00	2.50	530
Litoral	COMIBOL	5784.94	5163.92	4439.00	1.70	480
Litoral	COMIBOL	5786.93	5164.88	4439.00	1.50	546
Litoral	COMIBOL	5788.86	5166.08	4439.00	1.50	1,232			29.99
Litoral	COMIBOL	5790.50	5167.17	4439.00	1.50	227
Litoral	COMIBOL	5792.20	5168.37	4439.00	1.50	176			19.29
Litoral	COMIBOL	5793.92	5169.57	4439.00	1.50	272
Litoral	COMIBOL	5795.79	5170.79	4439.00	1.50	697			35.51
Litoral	COMIBOL	5797.52	5171.91	4439.00	1.50	1,120
Litoral	COMIBOL	5799.33	5173.04	4439.00	1.50	364			8.95
Litoral	COMIBOL	5800.98	5173.89	4439.00	1.50	309
Litoral	COMIBOL	5803.12	5174.64	4439.00	1.50	171			5.73
Litoral	COMIBOL	5805.17	5175.35	4439.00	1.50	475
Litoral	COMIBOL	5807.13	5175.83	4439.00	1.50	13			0.98
Litoral	COMIBOL	5809.26	5176.40	4439.00	1.50	44
Litoral	COMIBOL	5811.17	5177.03	4439.00	1.50	173			26.07
Litoral	COMIBOL	5813.15	5178.07	4439.00	1.50	96
Litoral	COMIBOL	5814.90	5179.17	4439.00	1.50	27			2.33
Litoral	COMIBOL	5816.82	5180.20	4439.00	1.50	65
Litoral	COMIBOL	5818.55	5181.12	4439.00	1.50	236			15.80
Litoral	COMIBOL	5820.38	5182.07	4439.00	1.50	440
Litoral	COMIBOL	5822.33	5183.04	4439.00	1.50	491			21.23
Litoral	COMIBOL	5824.17	5183.99	4439.00	1.50	512			10.82
Litoral	COMIBOL	5826.10	5185.10	4439.00	1.50	336
Litoral	COMIBOL	5827.78	5186.06	4439.00	1.50	499			12.31
Lit_Ramo2	PASB	5635.73	5043.60	4397.61	5.38	406	0.71	0.06	4.94
Lit_Ramo2	PASB	5781.10	5113.00	4397.61	1.63	860	0.71	0.02	1.06
Lit_Ramo2	PASB	5840.16	5155.35	4356.85	2.00	129
Lit_Ramo2	PASB	5843.57	5156.61	4356.85	3.00	205
Lit_Ramo2	PASB	5846.70	5158.51	4356.85	3.00	290
Lit_Ramo2	PASB	5852.83	5159.42	4356.85	3.00	290
Lit_Ramo2	PASB	5856.35	5158.76	4356.85	3.00	160
Lit_Ramo2	PASB	5865.28	5156.74	4356.85	2.50	225
Lit_Ramo2	PASB	5866.89	5156.47	4356.85	2.40	136
Lit_Ramo2	PASB	5868.77	5156.34	4356.85	2.40	647
Lit_Ramo2	PASB	5871.05	5156.34	4356.85	2.20	883
Lit_Ramo2	PASB	5872.90	5156.47	4356.85	2.20	439
Lit_Ramo2	PASB	5874.82	5156.61	4356.85	3.00	744
Lit_Ramo2	PASB	5876.97	5156.48	4356.85	2.40	186
Lit_Ramo2	PASB	5878.86	5156.06	4356.85	2.30	181
Lit_Ramo2	PASB	5881.41	5155.79	4356.85	2.30	181
Lit_Ramo2	PASB	5883.70	5155.79	4356.85	2.10	1,002
Lit_Ramo2	PASB	5885.13	5180.37	4397.61	3.08	361	0.55	0.14	3.26
Lit_Ramo2	PASB	5887.20	5157.37	4356.85	1.50	26			1.34
Lit_Ramo2	PASB	5887.93	5157.76	4359.63	1.50	30			3.06
Lit_Ramo2	PASB	5888.54	5156.14	4356.85	2.40	436			5.87

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Lit_Ramo2	PASB	5888.65	5158.14	4362.41	1.50	20			3.30
Lit_Ramo2	PASB	5889.31	5158.68	4365.19	1.50	16			2.02
Lit_Ramo2	PASB	5889.87	5159.29	4367.97	1.50	28			0.37
Lit_Ramo2	PASB	5890.42	5159.92	4370.75	1.50	19			0.24
Lit_Ramo2	PASB	5890.95	5160.56	4373.53	1.50	109			3.31
Lit_Ramo2	PASB	5891.18	5156.16	4356.85	1.90	134			3.61
Lit_Ramo2	PASB	5891.44	5161.18	4376.31	1.50	227			5.55
Lit_Ramo2	PASB	5891.95	5161.89	4379.09	1.50	54			0.59
Lit_Ramo2	PASB	5892.42	5162.55	4381.87	1.50	101			1.52
Lit_Ramo2	PASB	5892.90	5163.23	4384.65	1.50	12			1.74
Lit_Ramo2	PASB	5893.13	5156.16	4356.85	1.55	479			3.01
Lit_Ramo2	PASB	5893.43	5163.86	4387.43	1.50	37			0.11
Lit_Ramo2	PASB	5893.96	5164.50	4390.21	1.50	15			0.11
Lit_Ramo2	PASB	5894.44	5165.19	4392.99	1.50	61			1.04
Lit_Ramo2	PASB	5894.86	5165.88	4395.77	1.50	1			0.80
Lit_Ramo2	PASB	5895.29	5166.59	4398.55	1.50	287			3.82
Lit_Ramo2	PASB	5897.28	5156.33	4356.85	1.70	787			2.03
Lit_Ramo2	PASB	5900.28	5157.57	4356.85	2.35	282			1.38
Lit_Ramo2	PASB	5902.10	5158.71	4356.85	1.80	66			1.65
Lit_Ramo2	PASB	5904.99	5160.65	4356.85	1.50	76			1.85
Lit_Ramo2	PASB	5907.38	5161.82	4356.85	1.50	60			0.91
Lit_Ramo2	PASB	5909.36	5162.61	4356.85	1.95	34			3.21
Lit_Ramo2	PASB	5911.28	5163.19	4356.85	1.50	42			1.61
Lit_Ramo2	PASB	5913.50	5163.39	4356.85	1.90	89			0.84
Lit_Ramo2	PASB	5915.53	5163.74	4356.85	1.90	48			0.54
Lit_Ramo2	PASB	5915.91	5205.13	4437.61	2.66	119	0.34	0.09	4.03
Lit_Ramo2	PASB	5917.51	5164.07	4356.85	1.50	358			5.79
Lit_Ramo2	PASB	5919.69	5163.96	4356.85	2.20	490			2.62
Lit_Ramo2	PASB	5921.76	5163.80	4356.85	1.50	203			0.72
Lit_Ramo2	PASB	5924.75	5163.60	4356.85	1.66	78			1.20
Lit_Ramo2	PASB	5926.26	5163.52	4356.85	1.75	264			5.48
Lit_Ramo2	PASB	5927.65	5163.49	4356.85	1.70	159			2.67
Lit_Ramo2	PASB	5928.88	5163.48	4356.85	2.00	359			0.63
Lit_Ramo2	PASB	5930.93	5163.59	4356.85	1.50	325			0.66
Lit_Ramo2	PASB	5933.01	5164.07	4356.85	1.75	982			2.31
Lit_Ramo2	PASB	5935.06	5164.31	4356.85	2.35	202			0.93
Lit_Ramo2	PASB	5937.12	5164.34	4356.85	1.75	211			1.61
Lit_Ramo2	PASB	5939.27	5164.72	4356.85	2.00	96			0.67
Lit_Ramo2	PASB	5941.25	5164.81	4356.85	2.05	52			1.24
Lit_Ramo2	PASB	5943.24	5165.08	4356.85	1.90	56			0.62
Lit_Ramo2	PASB	5945.31	5165.27	4356.85	1.90	61			0.82
Lit_Ramo2	PASB	5947.31	5165.46	4356.85	2.05	91			0.40
Lit_Ramo2	PASB	5947.61	5190.23	4397.61	4.04	591	0.64	0.18	1.47
Lit_Ramo2	PASB	5949.30	5165.56	4356.85	1.50	408			0.74
Lit_Ramo2	PASB	5951.88	5165.52	4356.85	1.95	510			0.63
Lit_Ramo2	PASB	5951.90	5169.29	4356.85	1.50	60			0.67
Lit_Ramo2	PASB	5952.53	5170.14	4362.45	1.50	67			0.59
Lit_Ramo2	PASB	5953.40	5170.85	4368.05	1.50	420			0.54
Lit_Ramo2	PASB	5953.51	5166.08	4356.85	1.50	541			0.49
Lit_Ramo2	PASB	5954.14	5171.67	4373.65	1.50	25			0.15
Lit_Ramo2	PASB	5954.87	5172.34	4379.25	1.50	60			0.71
Lit_Ramo2	PASB	5955.70	5172.97	4384.85	1.50	73			0.71
Lit_Ramo2	PASB	5956.52	5173.66	4390.45	1.50	20			0.11
Lit_Ramo2	PASB	5957.25	5174.33	4396.05	1.50	33			0.15
Lit_Ramo2	PASB	5957.55	5166.33	4356.85	2.15	367			1.14
Lit_Ramo2	PASB	5957.55	5166.33	4356.85	1.70	144			0.11
Lit_Ramo2	PASB	5959.61	5166.26	4356.85	1.90	1,787			1.26
Lit_Ramo2	PASB	5961.67	5166.22	4356.85	1.75	1,518			0.48
Lit_Ramo2	PASB	5963.73	5166.32	4357.20	1.90	3,000			1.91
Lit_Ramo2	PASB	5965.78	5166.42	4357.20	2.10	1,440			0.43
Lit_Ramo2	PASB	5967.85	5166.25	4357.20	1.95	1,794			0.93
Lit_Ramo2	PASB	5969.92	5166.06	4357.20	1.90	795			0.86
Lit_Ramo2	PASB	5971.97	5166.15	4357.20	2.20	3,000			1.06
Lit_Ramo2	PASB	5974.03	5166.33	4357.37	2.00	2,546			0.92
Lit_Ramo2	PASB	5976.19	5166.25	4357.37	2.20	374			0.92
Lit_Ramo2	PASB	5978.24	5166.31	4357.37	2.20	249			0.10

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Lit_Ramo2	PASB	5980.29	5166.35	4357.37	1.85	873			0.13
Lit_Ramo2	PASB	5982.39	5166.35	4357.37	2.20	74			0.14
Lit_Ramo2	PASB	5984.42	5166.41	4357.48	1.85	9			0.13
Lit_Ramo2	PASB	5986.47	5166.33	4357.48	1.90	13			0.35
Lit_Ramo2	PASB	5988.94	5166.33	4357.48	2.10	9			0.52
Lit_Ramo2	PASB	5990.97	5166.29	4357.48	1.85	44			0.80
Lit_Ramo2	PASB	5992.65	5166.19	4357.48	2.00	53			1.75
Lit_Ramo2	PASB	5994.72	5166.10	4357.62	2.10	69			0.82
Lit_Ramo2	PASB	5996.41	5165.83	4357.62	2.10	15			1.66
Lit_Ramo2	PASB	5998.37	5165.17	4357.62	2.00	13			1.14
Lit_Ramo2	PASB	6000.98	5164.16	4357.62	2.05	97			0.79
Lit_Ramo2	PASB	6002.89	5163.29	4357.62	2.25	3,000			12.82
Lit_Ramo2	PASB	6004.91	5162.49	4357.62	2.45	1,850			9.65
Lit_Ramo2	PASB	6007.12	5161.94	4357.62	2.30	261			1.84
Lit_Ramo2	PASB	6009.24	5161.81	4357.62	2.00	1,644			8.11
Lit_Ramo2	PASB	6012.71	5162.05	4357.62	1.45	596			3.20
Lit_Ramo2	PASB	6014.75	5162.30	4357.62	1.00	347			4.46
Lit_Ramo2	PASB	6016.31	5162.57	4357.62	1.10	946			3.65
Lit_Ramo2	PASB	6018.36	5162.83	4357.62	1.40	519			1.98
Lit_Ramo2	PASB	6020.38	5162.75	4357.62	2.55	1,006			6.03
Lit_Ramo2	PASB	6022.45	5162.68	4357.79	3.65	381			4.84
Lit_Ramo2	PASB	6024.50	5163.19	4357.79	2.60	840			1.42
Lit_Ramo2	PASB	6026.55	5163.19	4357.79	1.70	599			1.77
Lit_Ramo2	PASB	6028.63	5163.25	4357.79	2.85	514			1.33
Lit_Ramo2	PASB	6030.66	5162.87	4358.02	2.60	868			4.54
Lit_Ramo2	PASB	6032.71	5162.68	4358.02	3.05	1,080			5.08
Lit_Ramo2	PASB	6036.60	5162.39	4358.18	3.40	647			3.26
Lit_Ramo2	PASB	6042.48	5162.47	4358.34	3.15	806			4.28
Lit_Ramo2	PASB	6045.20	5162.68	4358.39	2.70	2,672			17.86
Lit_Ramo2	PASB	6047.29	5162.68	4358.39	2.95	1,212			16.40
Lit_Ramo2	PASB	6049.36	5162.63	4358.41	2.90	654			7.91
Lit_Ramo2	PASB	6051.39	5162.17	4358.41	3.00	1,953			12.15
Lit_Ramo2	PASB	6053.46	5161.88	4358.43	2.90	1,976			18.96
Lit_Ramo2	PASB	6055.55	5162.19	4358.43	2.70	1,543			19.13
Lit_Ramo2	PASB	6057.14	5196.66	4397.61	1.50	169	0.48	0.10	5.08
Lit_Ramo2	PASB	6057.57	5162.34	4358.44	2.50	1,366			12.68
Lit_Ramo2	PASB	6059.64	5162.28	4358.44	2.80	852			6.84
Lit_Ramo2	PASB	6061.59	5162.15	4358.48	2.80	1,217			5.06
Lit_Ramo2	PASB	6063.64	5162.09	4358.48	3.00	743			2.97
Lit_Ramo2	PASB	6066.63	5161.71	4358.48	2.85	765			4.16
Lit_Ramo2	PASB	6070.71	5161.64	4358.49	2.70	790			5.49
Lit_Ramo2	PASB	6072.94	5161.40	4358.49	2.80	1,435			10.41
Lit_Ramo2	PASB	6075.88	5161.31	4358.61	2.60	735			5.15
Lit_Ramo2	PASB	6077.90	5161.04	4358.61	2.20	833			7.94
Lit_Ramo2	PASB	6079.94	5160.86	4358.66	2.20	1,222			15.93
Lit_Ramo2	PASB	6081.97	5160.74	4358.66	2.40	741			8.75
Lit_Ramo2	PASB	6087.75	5160.53	4358.77	3.00	821			6.07
Lit_Ramo2	PASB	6090.40	5160.73	4358.77	2.95	826			3.44
Lit_Ramo2	PASB	6092.44	5160.96	4358.86	2.70	1,331			15.78
Lit_Ramo2	PASB	6097.03	5160.68	4359.02	3.05	997			19.13
Lit_Ramo2	PASB	6099.13	5160.78	4359.07	3.30	580			7.57
Lit_Ramo2	PASB	6103.16	5160.01	4359.07	2.95	940			11.30
Lit_Ramo2	PASB	6105.26	5159.72	4359.07	2.85	817			10.52
Lit_Ramo2	PASB	6107.31	5159.63	4359.07	2.75	685			9.70
Lit_Ramo2	PASB	6109.37	5159.96	4359.33	2.80	910			5.15
Lit_Ramo2	PASB	6111.47	5160.15	4359.33	2.30	517			7.96
Lit_Ramo2	PASB	6113.33	5160.39	4359.33	2.80	445			1.44
Lit_Ramo2	PASB	6115.40	5160.15	4359.34	2.85	301			2.38
Lit_Ramo2	PASB	6117.43	5160.15	4359.34	3.30	507			6.25
Lit_Ramo2	PASB	6119.49	5160.18	4359.34	3.00	3,000			5.48
Lit_Ramo2	PASB	6121.56	5159.87	4359.35	2.95	332			3.10
Lit_Ramo2	PASB	6123.59	5159.74	4359.35	3.05	590			6.69
Lit_Ramo2	PASB	6125.61	5159.67	4359.35	3.00	374			1.61
Lit_Ramo2	PASB	6127.65	5159.52	4359.35	2.80	295			5.37
Lit_Ramo2	PASB	6129.75	5159.54	4359.35	2.40	413			3.84
Lit_Ramo2	PASB	6131.77	5159.49	4359.35	2.70	1,037			5.93

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Lit_Ramo2	PASB	6133.84	5159.37	4359.35	3.10	858			5.42
Lit_Ramo2	PASB	6135.87	5158.87	4359.30	2.35	473			8.46
Lit_Ramo2	PASB	6139.79	5158.42	4359.20	2.50	1,600			7.06
Lit_Ramo2	PASB	6142.13	5158.04	4359.14	2.55	1,346			8.55
Lit_Ramo2	PASB	6145.94	5158.28	4359.04	3.20	1,058			13.19
Lit_Ramo2	PASB	6150.95	5158.77	4359.09	2.60	715			7.66
Lit_Ramo2	PASB	6154.30	5158.33	4359.00	3.85	768			4.75
Lit_Ramo2	PASB	6157.77	5157.45	4359.00	3.50	1,107			6.84
Lit_Ramo2	PASB	6162.21	5157.21	4358.98	3.50	1,177			6.37
Lit_Ramo2	PASB	6164.80	5156.97	4358.99	3.10	675			6.49
Lit_Ramo2	PASB	6166.33	5156.85	4358.99	3.70	1,175			3.77
Lit_Ramo2	COMIBOL	5795.00	5164.75	4395.50	1.50	1,120
Lit_Ramo2	COMIBOL	5797.39	5165.22	4395.50	1.50	3,000
Lit_Ramo2	COMIBOL	5799.91	5165.72	4395.50	1.50	533
Lit_Ramo2	COMIBOL	5802.15	5166.34	4395.50	1.50	32
Lit_Ramo2	COMIBOL	5808.32	5167.85	4395.50	1.50	323			12.84
Lit_Ramo2	COMIBOL	5809.46	5167.87	4395.50	1.80	580			13.94
Lit_Ramo2	COMIBOL	5810.54	5167.89	4395.50	1.50	1,701			7.22
Lit_Ramo2	COMIBOL	5811.59	5167.91	4395.50	1.50	171			10.84
Lit_Ramo2	COMIBOL	5812.73	5168.11	4395.50	1.55	180			10.50
Lit_Ramo2	COMIBOL	5813.79	5168.30	4395.50	1.50	760			8.56
Lit_Ramo2	COMIBOL	5814.92	5168.51	4395.50	2.00	2,540			7.32
Lit_Ramo2	COMIBOL	5816.00	5168.70	4395.50	1.80	940			7.60
Lit_Ramo2	COMIBOL	5817.08	5168.90	4395.50	1.50	1,120			4.98
Lit_Ramo2	COMIBOL	5818.21	5169.15	4395.50	2.20	720			8.85
Lit_Ramo2	COMIBOL	5819.25	5169.39	4395.50	2.20	1,060			5.55
Lit_Ramo2	COMIBOL	5820.34	5169.64	4395.50	1.50	702			4.15
Lit_Ramo2	COMIBOL	5821.42	5169.99	4395.50	1.50	113			2.51
Lit_Ramo2	COMIBOL	5822.47	5170.50	4395.50	1.50	171			1.06
Lit_Ramo2	COMIBOL	5823.40	5170.95	4395.50	1.50	202			0.85
Lit_Ramo2	COMIBOL	5824.41	5171.45	4395.50	1.50	708			4.47
Lit_Ramo2	COMIBOL	5825.39	5171.96	4395.50	1.50	2,680			7.63
Lit_Ramo2	COMIBOL	5826.41	5172.48	4395.50	1.50	2,920			10.90
Lit_Ramo2	COMIBOL	5827.37	5172.91	4395.50	1.90	1,950			11.20
Lit_Ramo2	COMIBOL	5828.40	5173.37	4395.50	1.70	800			13.50
Lit_Ramo2	COMIBOL	5829.43	5173.83	4395.50	1.50	2,040			3.44
Lit_Ramo2	COMIBOL	5851.15	5176.79	4395.50	1.50	139			1.34
Lit_Ramo2	COMIBOL	5853.19	5177.02	4395.50	1.50	1,696			8.98
Lit_Ramo2	COMIBOL	5855.16	5177.25	4395.50	1.50	2,340			4.12
Lit_Ramo2	COMIBOL	5857.22	5177.48	4395.50	1.50	1,140			3.94
Lit_Ramo2	COMIBOL	5859.13	5177.70	4395.50	1.60	260			3.04
Lit_Ramo2	COMIBOL	5861.21	5177.97	4395.50	1.50	989			5.15
Lit_Ramo2	COMIBOL	5863.18	5178.27	4395.50	1.50	1,913			10.17
Lit_Ramo2	COMIBOL	5865.15	5178.57	4395.50	1.50	2,120			8.56
Lit_Ramo2	COMIBOL	5867.40	5178.92	4395.50	1.50	807			15.39
Lit_Ramo2	COMIBOL	5869.23	5179.20	4395.50	1.50	638			4.63
Lit_Ramo2	COMIBOL	5871.30	5179.47	4395.50	1.50	709			6.67
Lit_Ramo2	COMIBOL	5873.30	5179.73	4395.50	1.50	1,770			8.68
Lit_Ramo2	COMIBOL	5875.36	5180.00	4395.50	1.50	210			12.61
Lit_Ramo2	COMIBOL	5877.26	5180.25	4395.50	1.50	300			11.98
Lit_Ramo2	COMIBOL	5879.48	5180.38	4395.50	1.50	304			13.30
Lit_Ramo2	COMIBOL	5881.36	5180.48	4395.50	1.50	3,000			12.31
Lit_Ramo2	COMIBOL	5883.51	5180.60	4395.50	1.50	3,000			3.40
Lit_Ramo2	COMIBOL	5885.37	5180.75	4395.50	2.20	1,800			7.80
Lit_Ramo2	COMIBOL	5887.37	5180.95	4395.50	2.00	1,200			7.70
Lit_Ramo2	COMIBOL	5889.45	5181.16	4395.50	2.00	3,000			2.95
Lit_Ramo2	COMIBOL	5891.43	5181.36	4395.50	2.00	2,220			2.97
Lit_Ramo2	COMIBOL	5893.54	5181.54	4395.50	1.60	3,000			3.45
Lit_Ramo2	COMIBOL	5895.70	5181.70	4395.50	1.50	2,287			19.13
Lit_Ramo2	COMIBOL	5897.86	5181.85	4395.50	1.50	2,025			4.85
Lit_Ramo2	COMIBOL	5899.80	5181.98	4395.50	1.50	494			19.13
Lit_Ramo2	COMIBOL	5902.01	5182.12	4395.50	1.50	460			19.13
Lit_Ramo2	COMIBOL	5904.19	5182.21	4395.50	1.50	320			18.13
Lit_Ramo2	COMIBOL	5906.29	5182.26	4395.50	1.50	393			19.13
Lit_Ramo2	COMIBOL	5908.18	5182.31	4395.50	1.50	477			19.13
Lit_Ramo2	COMIBOL	5910.58	5182.38	4395.50	1.50	522			14.10

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Lit_Ramo2	COMIBOL	5912.72	5182.39	4395.50	1.50	139			2.64
Lit_Ramo2	COMIBOL	5914.76	5182.37	4395.50	1.50	66			1.43
Lit_Ramo2	COMIBOL	5916.84	5182.34	4395.50	2.36	630			7.88
Lit_Ramo2	COMIBOL	5919.10	5182.32	4395.50	1.50	1,422			5.09
Lit_Ramo2	COMIBOL	5921.05	5182.30	4395.50	1.55	750			5.35
Lit_Ramo2	COMIBOL	5923.19	5182.25	4395.50	1.50	1,100			7.41
Lit_Ramo2	COMIBOL	5925.39	5182.17	4395.50	1.95	695			8.82
Lit_Ramo2	COMIBOL	5927.56	5182.10	4395.50	1.80	850			7.90
Lit_Ramo2	COMIBOL	5929.58	5182.03	4395.50	1.50	240			7.56
Lit_Ramo2	COMIBOL	5931.72	5181.96	4395.50	1.50	43			1.69
Lit_Ramo2	COMIBOL	5933.79	5181.89	4395.50	1.50	80			3.42
Lit_Ramo2	COMIBOL	5935.99	5181.91	4395.50	1.50	420			5.66
Lit_Ramo2	COMIBOL	5938.10	5182.00	4395.50	1.50	38			0.30
Lit_Ramo2	COMIBOL	5940.14	5182.00	4395.50	1.50	53			1.37
Lit_Ramo2	COMIBOL	5942.41	5181.86	4395.50	1.50	213			3.20
Lit_Ramo2	COMIBOL	5944.38	5181.73	4395.50	1.50	320			8.12
Lit_Ramo2	COMIBOL	5946.46	5181.60	4395.50	1.50	132			8.47
Lit_Ramo2	COMIBOL	5948.66	5181.47	4395.50	1.50	399			11.50
Lit_Ramo2	COMIBOL	5950.83	5181.37	4395.50	1.50	800			12.60
Lit_Ramo2	COMIBOL	5952.90	5181.27	4395.50	1.50	187			11.76
Lit_Ramo2	COMIBOL	5954.97	5181.17	4395.50	1.50	140			1.80
Lit_Ramo2	COMIBOL	5957.14	5181.07	4395.50	1.50	176			6.69
Lit_Ramo2	COMIBOL	5959.17	5181.04	4395.50	1.50	1,692			6.13
Lit_Ramo2	COMIBOL	5961.41	5181.01	4395.50	1.50	127			5.97
Lit_Ramo2	COMIBOL	5963.50	5180.98	4395.50	1.50	27			6.33
Lit_Ramo2	COMIBOL	5965.54	5180.95	4395.50	1.50	59			3.73
Lit_Ramo2	COMIBOL	5967.78	5180.92	4395.50	1.50	59			3.73
Lit_Ramo2	COMIBOL	5969.88	5180.90	4395.50	1.50	9			0.32
Lit_Ramo2	COMIBOL	5971.99	5180.92	4395.50	1.50	70			4.17
Lit_Ramo2	COMIBOL	5974.12	5180.93	4395.50	1.50	166			1.42
Lit_Ramo2	COMIBOL	5976.19	5180.95	4395.50	1.50	64			1.42
Lit_Ramo2	COMIBOL	5978.33	5180.97	4395.50	1.50	68			1.49
SanJose	PASB	5175.94	5570.56	4277.22	1.50				5.00
SanJose	PASB	5177.44	5569.10	4277.24	1.20	408			2.40
SanJose	PASB	5178.95	5567.67	4277.25	1.30	334			1.52
SanJose	PASB	5180.42	5566.19	4277.26	1.45	682			7.00
SanJose	PASB	5181.89	5564.67	4277.27	1.05	304			1.92
SanJose	PASB	5183.37	5563.19	4277.28	1.70	105			0.92
SanJose	PASB	5184.95	5561.85	4277.23	1.75	304			4.90
SanJose	PASB	5185.62	5547.59	4316.00	0.92	1,163	1.19	0.23	1.21
SanJose	PASB	5186.55	5560.55	4277.19	1.30	408			6.50
SanJose	PASB	5188.27	5559.42	4277.14	1.40	243			6.00
SanJose	PASB	5188.49	5545.02	4316.17	0.84	592	0.78	0.20	0.35
SanJose	PASB	5190.08	5558.40	4277.08	1.10	392			9.00
SanJose	PASB	5191.85	5557.34	4277.03	0.93	166			3.00
SanJose	PASB	5193.28	5541.67	4316.35	1.30	1,442	0.68	0.11	0.86
SanJose	PASB	5193.57	5556.21	4276.99	1.35	128			1.80
SanJose	PASB	5195.19	5554.94	4276.97	1.10	129			2.60
SanJose	PASB	5196.18	5538.87	4316.22	0.86	3,410	1.20	0.10	0.47
SanJose	PASB	5196.85	5553.70	4276.94	1.20	274			4.90
SanJose	PASB	5198.42	5552.35	4276.92	1.10				16.90
SanJose	PASB	5199.15	5559.54	4237.68	1.15	314	0.56	0.14	0.87
SanJose	PASB	5199.26	5536.54	4316.13	1.21	1,254	0.70	0.11	0.62
SanJose	PASB	5199.98	5550.99	4276.89	0.70	319			8.75
SanJose	PASB	5201.51	5549.57	4276.87	0.90	314			1.40
SanJose	PASB	5203.06	5548.21	4276.84	0.75	898			1.28
SanJose	PASB	5204.56	5546.74	4276.82	0.70	177			2.91
SanJose	PASB	5206.23	5545.54	4276.80	0.90	456			10.80
SanJose	PASB	5207.91	5557.01	4237.56	0.78	3,324	2.00	0.57	2.40
SanJose	PASB	5216.15	5554.71	4237.34	0.70	35	0.18	0.03	1.92
SanJose	PASB	5221.30	5552.27	4237.45	0.88	82	0.29	0.02	0.22
SanJose	PASB	5222.84	5551.57	4237.45	0.70	142	0.16	0.06	0.06
SanJose	PASB	5228.04	5512.26	4316.97	0.70	810	0.77	1.06	10.43
SanJose	PASB	5229.45	5510.67	4317.05	0.70	157	0.17	0.28	2.74
SanJose	PASB	5230.80	5508.98	4317.14	0.70	53	0.16	0.03	1.41
SanJose	PASB	5232.10	5507.20	4317.23	0.70	24	0.03	0.02	0.45

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	PASB	5233.29	5505.28	4317.29	0.70	23	0.09	0.02	0.06
SanJose	PASB	5234.88	5503.94	4317.27	0.70	4	0.01	0.02	0.07
SanJose	PASB	5236.60	5502.80	4317.25	0.70	40	0.05	0.08	0.06
SanJose	PASB	5238.26	5501.58	4317.23	0.78	198	0.18	0.04	0.06
SanJose	PASB	5238.27	5521.32	4276.41	1.05	51	0.13	0.09	1.43
SanJose	PASB	5239.94	5500.40	4317.21	0.70	12	0.02	0.02	0.04
SanJose	PASB	5241.65	5499.24	4317.19	0.70	5	0.01	0.01	0.03
SanJose	PASB	5241.75	5519.14	4276.35	0.98	25	0.04	0.06	0.14
SanJose	PASB	5243.32	5498.03	4317.17	0.70	40	0.09	0.03	0.41
SanJose	PASB	5244.87	5496.65	4317.15	0.79	8	0.01	0.02	0.03
SanJose	PASB	5245.14	5516.80	4276.33	1.05	24	0.08	0.08	0.19
SanJose	PASB	5246.53	5495.43	4317.18	0.74	23	0.02	0.05	0.05
SanJose	PASB	5248.37	5494.48	4317.22	0.70	5	0.01	0.03	0.04
SanJose	PASB	5248.51	5514.32	4276.41	1.71	35	0.07	0.07	0.06
SanJose	PASB	5250.26	5493.59	4317.27	0.70	3	0.00	0.01	0.02
SanJose	PASB	5252.10	5492.64	4317.31	0.70	4	0.01	0.02	0.03
SanJose	PASB	5252.18	5512.51	4276.49	0.70	178	0.45	0.08	0.35
SanJose	PASB	5252.71	5534.84	4237.16	0.70	9	0.12	0.00	0.03
SanJose	PASB	5254.00	5491.77	4317.35	0.70	415	0.17	0.04	0.08
SanJose	PASB	5255.73	5510.41	4276.51	0.70	7	0.01	0.04	0.04
SanJose	PASB	5255.88	5490.88	4317.39	0.70	22	0.02	0.04	0.05
SanJose	PASB	5257.75	5489.98	4317.44	0.95	20	0.02	0.06	0.04
SanJose	PASB	5259.41	5508.52	4276.54	0.82	7	0.00	0.06	0.04
SanJose	PASB	5259.54	5488.94	4317.50	0.89	6	0.02	0.06	0.05
SanJose	PASB	5259.92	5530.51	4237.32	0.70	7	0.01	0.01	0.01
SanJose	PASB	5262.82	5506.07	4276.59	0.77	4	0.00	0.07	0.03
SanJose	PASB	5264.76	5485.38	4317.69	1.72	29	0.07	0.05	0.22
SanJose	PASB	5266.07	5503.65	4276.64	0.81	17	0.03	0.05	0.05
SanJose	PASB	5266.62	5526.67	4237.76	0.90	58	0.19	0.02	2.22
SanJose	PASB	5268.14	5483.01	4317.66	0.72	15	0.01	0.07	0.06
SanJose	PASB	5269.97	5502.11	4276.69	4.19	8	0.02	0.05	0.04
SanJose	PASB	5271.21	5481.20	4317.57	0.70	2	0.02	0.04	0.06
SanJose	PASB	5272.54	5500.37	4276.71	0.91	45	0.07	0.05	0.09
SanJose	PASB	5272.80	5519.93	4237.57	0.70	222	0.73	0.02	1.26
SanJose	PASB	5274.88	5478.64	4317.50	1.15	89	0.16	0.09	0.14
SanJose	PASB	5276.04	5498.21	4276.74	0.79	20	0.12	0.08	0.08
SanJose	PASB	5278.36	5476.16	4317.54	0.70	8	0.06	0.04	0.06
SanJose	PASB	5278.46	5513.75	4237.40	1.10	641	0.89	0.12	0.21
SanJose	PASB	5279.54	5496.02	4276.78	0.92	31	0.04	0.08	0.05
SanJose	PASB	5281.76	5473.82	4317.58	0.71	463	0.41	0.08	0.24
SanJose	PASB	5283.01	5493.82	4276.81	0.89	53	0.19	0.07	0.45
SanJose	PASB	5284.64	5507.93	4237.42	0.70	510	0.88	0.04	7.72
SanJose	PASB	5285.25	5471.44	4317.77	0.87	76	0.24	0.06	0.25
SanJose	PASB	5286.48	5491.58	4276.90	0.98	46	0.16	0.08	0.85
SanJose	PASB	5289.39	5468.55	4318.01	0.85	40	0.18	0.07	0.20
SanJose	PASB	5289.94	5489.36	4277.03	0.84	21	0.13	0.05	0.23
SanJose	PASB	5291.85	5504.22	4237.29	1.10	133	0.51	0.04	0.33
SanJose	PASB	5292.56	5466.26	4318.00	1.07	749	0.42	0.08	0.99
SanJose	PASB	5293.49	5487.25	4277.13	0.91	37	0.20	0.08	1.28
SanJose	PASB	5296.97	5485.04	4277.17	1.24	22	0.08	0.06	0.34
SanJose	PASB	5298.28	5461.70	4318.03	0.70	461	0.40	0.04	0.43
SanJose	PASB	5299.88	5460.41	4318.07	0.88	1,488	1.68	0.03	0.06
SanJose	PASB	5300.09	5501.16	4237.29	0.80	421	0.20	0.04	0.06
SanJose	PASB	5300.44	5482.83	4277.20	1.00	58	0.17	0.10	0.23
SanJose	PASB	5301.47	5459.08	4318.11	1.39	1,050	0.96	0.04	0.60
SanJose	PASB	5303.10	5457.80	4318.15	0.70	497	0.54	0.03	0.31
SanJose	PASB	5303.94	5480.66	4277.15	0.78	29	0.13	0.11	0.10
SanJose	PASB	5304.71	5456.51	4318.18	0.70	4,476	1.14	0.03	0.67
SanJose	PASB	5306.49	5455.46	4318.19	0.93	10	0.11	0.04	0.26
SanJose	PASB	5307.82	5498.24	4237.38	0.80	76	0.19	0.01	0.05
SanJose	PASB	5308.39	5454.60	4318.21	0.70	12	0.08	0.08	0.07
SanJose	PASB	5310.28	5453.71	4318.23	0.70	5	0.01	0.03	0.03
SanJose	PASB	5312.18	5452.86	4318.25	0.84	98	0.39	0.04	0.14
SanJose	PASB	5314.02	5451.90	4318.32	0.70	185	0.32	0.06	0.26
SanJose	PASB	5315.03	5493.94	4237.49	0.70	158	0.09	0.01	0.03
SanJose	PASB	5315.94	5451.07	4318.39	1.20	256	0.64	0.09	0.30

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	PASB	5318.04	5450.52	4318.46	1.51	155	0.40	0.07	0.20
SanJose	PASB	5320.00	5449.74	4318.53	1.02	363	0.26	0.06	0.13
SanJose	PASB	5321.72	5489.42	4237.61	1.00	27	0.06	0.01	0.03
SanJose	PASB	5321.78	5448.70	4318.57	1.15	339	0.29	0.10	0.17
SanJose	PASB	5323.51	5447.57	4318.44	0.80	411	0.40	0.08	0.56
SanJose	PASB	5325.16	5446.34	4318.32	0.95	408	0.32	0.06	0.26
SanJose	PASB	5326.77	5445.03	4318.21	1.12	652	0.35	0.08	0.44
SanJose	PASB	5328.25	5443.53	4318.20	0.83	424	0.25	0.04	0.48
SanJose	PASB	5328.42	5484.45	4237.63	0.70	24	0.07	0.01	0.05
SanJose	PASB	5329.85	5442.44	4318.27	0.70	427	0.23	0.02	0.34
SanJose	PASB	5335.11	5479.25	4237.74	0.85	7	0.03	0.01	0.03
SanJose	PASB	5341.81	5474.54	4237.81	0.80	543	0.44	0.01	0.93
SanJose	PASB	5349.02	5469.85	4237.76	0.70	21	0.09	0.01	0.04
SanJose	PASB	5353.42	5444.38	4277.33	0.80	7			0.08
SanJose	PASB	5354.65	5442.73	4277.26	0.82	14			0.14
SanJose	PASB	5356.09	5441.26	4277.17	0.70	3			0.05
SanJose	PASB	5356.23	5464.83	4237.66	0.70	7	0.01	0.01	0.03
SanJose	PASB	5357.53	5439.78	4277.11	0.70	20			0.07
SanJose	PASB	5358.96	5438.30	4277.12	0.70	66			0.06
SanJose	PASB	5360.39	5436.81	4277.12	0.70	16			0.04
SanJose	PASB	5361.68	5435.20	4277.13	0.80	26			0.04
SanJose	PASB	5363.08	5433.69	4277.14	0.93	26			0.08
SanJose	PASB	5364.72	5432.40	4277.15	0.70	24			0.09
SanJose	PASB	5366.33	5431.10	4277.16	0.78	34			0.12
SanJose	PASB	5367.99	5429.84	4277.17	1.60	363			0.07
SanJose	PASB	5369.37	5428.30	4277.19	1.15	234			1.12
SanJose	PASB	5370.67	5426.67	4277.20	0.87	140			0.08
SanJose	PASB	5372.07	5425.15	4277.22	0.85	192			0.13
SanJose	PASB	5373.60	5423.79	4277.23	0.71	297			0.19
SanJose	PASB	5379.52	5418.73	4277.36	1.15	32	0.05	0.06	0.06
SanJose	PASB	5382.71	5415.94	4277.53	1.10	139	0.04	0.06	0.13
SanJose	PASB	5385.40	5413.39	4277.67	1.05	70	0.07	0.05	0.15
SanJose	PASB	5388.34	5410.65	4277.71	1.02	2	0.05	0.04	0.04
SanJose	PASB	5391.21	5408.32	4277.62	1.30	847	0.63	0.10	0.66
SanJose	PASB	5394.02	5406.84	4277.33	1.03	119	0.31	0.15	7.27
SanJose	PASB	5398.68	5402.81	4277.37	1.84	165	0.25	0.08	1.48
SanJose	PASB	5401.09	5400.40	4277.38	0.70	75	0.05	0.05	0.02
SanJose	PASB	5404.06	5396.90	4277.39	1.05	138	0.10	0.08	0.10
SanJose	PASB	5406.92	5394.22	4277.40	0.92	4	0.02	0.04	0.03
SanJose	PASB	5409.98	5391.86	4277.40	1.01	15	0.01	0.04	0.02
SanJose	PASB	5412.80	5389.43	4277.40	0.86	27	0.19	0.08	0.45
SanJose	PASB	5416.25	5386.47	4277.39	1.27	67	0.11	0.10	0.35
SanJose	PASB	5419.43	5383.88	4277.44	1.28	297	0.54	0.21	1.23
SanJose	PASB	5422.27	5381.47	4277.48	0.97	21	0.17	0.06	0.07
SanJose	PASB	5425.25	5379.00	4277.53	0.94	47	0.28	0.06	0.05
SanJose	PASB	5428.85	5376.04	4277.52	0.98	2,273	0.53	0.28	0.19
SanJose	PASB	5431.94	5373.34	4277.49	1.40	1,394	0.28	0.20	0.22
SanJose	PASB	5434.80	5370.70	4277.57	1.37	95	0.09	0.08	0.24
SanJose	PASB	5464.99	5343.40	4277.70	1.32	14	0.01	0.07	0.07
SanJose	PASB	5467.78	5340.53	4277.84	1.13	8	0.00	0.06	0.03
SanJose	PASB	5471.14	5338.53	4277.89	0.70	1	0.02	0.04	0.02
SanJose	PASB	5473.56	5335.01	4277.78	0.80	3	0.01	0.06	0.02
SanJose	PASB	5476.53	5332.15	4277.64	1.21	74	0.08	0.05	0.08
SanJose	PASB	5479.29	5328.87	4277.77	1.26	929	0.37	0.15	0.20
SanJose	PASB	5482.30	5326.09	4277.90	1.07	37	0.06	0.08	0.57
SanJose	PASB	5485.35	5323.40	4278.02	1.10	1	0.01	0.03	0.03
SanJose	PASB	5533.88	5270.14	4321.74	0.70	191	0.15	0.06	0.88
SanJose	PASB	5537.35	5267.73	4321.81	1.03	3,165	0.92	0.12	5.80
SanJose	PASB	5540.89	5265.28	4321.89	1.17	710	0.23	0.07	0.59
SanJose	PASB	5543.38	5263.56	4321.94	0.92	70	0.16	0.06	1.61
SanJose	PASB	5547.40	5260.51	4322.04	0.85	83	0.04	0.05	0.80
SanJose	PASB	5550.65	5258.06	4322.13	0.87	798	0.35	0.09	3.05
SanJose	PASB	5554.38	5254.48	4322.17	1.16	1,351	0.53	0.17	7.50
SanJose	PASB	5558.29	5251.37	4321.98	0.91	2,065	1.58	0.20	6.62
SanJose	PASB	5567.61	5244.33	4321.56	1.30	979	0.40	0.12	6.13
SanJose	COMIBOL	5103.31	5588.40	4276.55	1.00	120			0.27

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5104.83	5587.25	4276.55	1.00	250			0.08
SanJose	COMIBOL	5105.77	5586.54	4276.55	0.80	451			0.14
SanJose	COMIBOL	5106.86	5585.23	4276.55	1.50	250			20.70
SanJose	COMIBOL	5107.96	5583.83	4276.55	1.90	2,130			7.13
SanJose	COMIBOL	5108.73	5582.56	4276.55	1.20	1,220			4.66
SanJose	COMIBOL	5109.35	5581.17	4276.55	0.80	810			0.77
SanJose	COMIBOL	5109.99	5579.76	4276.55	0.90	730			0.56
SanJose	COMIBOL	5110.68	5578.22	4276.55	1.00	490			4.48
SanJose	COMIBOL	5111.36	5576.69	4276.55	0.80	403			3.23
SanJose	COMIBOL	5112.03	5575.22	4276.55	1.20	240			0.93
SanJose	COMIBOL	5112.77	5573.83	4276.55	0.80	440			2.79
SanJose	COMIBOL	5113.60	5572.55	4276.55	1.00	890			6.35
SanJose	COMIBOL	5114.61	5571.17	4276.55	0.80	1,514			9.61
SanJose	COMIBOL	5115.76	5570.18	4276.55	1.70	870			3.79
SanJose	COMIBOL	5119.51	5566.90	4276.55	1.10	1,280			6.84
SanJose	COMIBOL	5120.54	5566.01	4276.55	0.80	50			0.06
SanJose	COMIBOL	5121.87	5564.89	4276.55	0.80	1,013			1.30
SanJose	COMIBOL	5123.05	5563.95	4276.55	0.80	545			0.40
SanJose	COMIBOL	5132.29	5557.02	4276.55	2.40	90			0.11
SanJose	COMIBOL	5133.81	5555.88	4276.55	0.80	103			1.52
SanJose	COMIBOL	5135.05	5554.95	4276.55	0.80	133			0.19
SanJose	COMIBOL	5136.36	5553.87	4276.55	0.80	104			0.06
SanJose	COMIBOL	5137.39	5552.88	4276.55	1.70	110			0.91
SanJose	COMIBOL	5138.65	5551.68	4276.55	0.80	533			1.06
SanJose	COMIBOL	5139.86	5550.53	4276.55	0.80	140			0.98
SanJose	COMIBOL	5141.16	5549.28	4276.55	0.80	400			0.31
SanJose	COMIBOL	5141.74	5534.17	4314.65	0.80	1,256
SanJose	COMIBOL	5142.12	5548.35	4276.55	0.80	525			3.01
SanJose	COMIBOL	5143.30	5547.21	4276.55	0.80	306			0.74
SanJose	COMIBOL	5143.57	5532.51	4314.65	0.80	2,511
SanJose	COMIBOL	5144.42	5546.12	4276.55	0.80	338			0.49
SanJose	COMIBOL	5145.17	5531.06	4314.65	0.70	9,191
SanJose	COMIBOL	5145.90	5544.81	4276.55	0.80	50			0.07
SanJose	COMIBOL	5147.14	5543.72	4276.55	0.80	263			9.75
SanJose	COMIBOL	5148.20	5542.75	4276.55	0.80				4.40
SanJose	COMIBOL	5148.42	5528.17	4314.65	0.70	23			0.05
SanJose	COMIBOL	5149.51	5541.50	4276.55	0.80	456			2.40
SanJose	COMIBOL	5150.69	5540.38	4276.55	0.80	379			1.62
SanJose	COMIBOL	5151.69	5525.27	4314.65	0.70	74			0.15
SanJose	COMIBOL	5152.11	5539.01	4276.55	0.80	632			6.00
SanJose	COMIBOL	5153.13	5538.02	4276.55	1.30	286			2.20
SanJose	COMIBOL	5154.35	5536.82	4276.55	0.80	104			0.92
SanJose	COMIBOL	5155.20	5550.29	4239.70	0.70	19			0.20
SanJose	COMIBOL	5155.26	5522.13	4314.65	0.70	271			1.36
SanJose	COMIBOL	5155.46	5535.74	4276.55	0.80	318			4.90
SanJose	COMIBOL	5156.66	5534.56	4276.55	0.80	282			4.90
SanJose	COMIBOL	5157.80	5548.17	4239.70	0.70	89			0.60
SanJose	COMIBOL	5158.05	5533.32	4276.55	0.80	240			5.50
SanJose	COMIBOL	5159.37	5532.20	4276.55	0.80	382			9.00
SanJose	COMIBOL	5160.28	5517.86	4314.65	0.70	1,234
SanJose	COMIBOL	5160.63	5531.13	4276.55	0.80	192			3.20
SanJose	COMIBOL	5160.89	5546.35	4239.70	0.70	77			0.69
SanJose	COMIBOL	5161.71	5530.21	4276.55	0.80	145			1.80
SanJose	COMIBOL	5162.21	5516.16	4314.65	0.70	4,043
SanJose	COMIBOL	5163.08	5529.13	4276.55	0.80	149			3.10
SanJose	COMIBOL	5163.65	5544.94	4239.70	0.70	47			0.30
SanJose	COMIBOL	5164.05	5514.52	4314.65	0.70	1,292
SanJose	COMIBOL	5164.63	5528.04	4276.55	0.80	296			6.00
SanJose	COMIBOL	5165.75	5527.26	4276.55	0.80	547			18.30
SanJose	COMIBOL	5166.91	5543.53	4239.70	0.70	227			0.81
SanJose	COMIBOL	5167.26	5526.20	4276.55	0.80	368			9.00
SanJose	COMIBOL	5167.32	5512.25	4314.65	0.70	1,380
SanJose	COMIBOL	5168.91	5525.04	4276.55	0.80	232			0.72
SanJose	COMIBOL	5169.17	5510.55	4314.65	0.70	814
SanJose	COMIBOL	5169.97	5541.96	4239.70	0.70	209			1.94
SanJose	COMIBOL	5170.06	5523.96	4276.55	0.80	763			0.92

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5171.07	5523.01	4276.55	0.80	206			3.40
SanJose	COMIBOL	5172.64	5521.98	4276.55	0.80	464			10.30
SanJose	COMIBOL	5172.70	5540.14	4239.70	1.20	381			0.41
SanJose	COMIBOL	5175.18	5537.80	4239.70	0.70	739			1.99
SanJose	COMIBOL	5176.35	5504.10	4314.65	0.70	1,297
SanJose	COMIBOL	5177.22	5535.54	4239.70	1.50	262			0.69
SanJose	COMIBOL	5178.06	5502.62	4314.65	0.70	2,000			2.86
SanJose	COMIBOL	5179.72	5501.18	4314.65	0.70	1,529
SanJose	COMIBOL	5180.31	5532.55	4239.70	0.70	110			0.70
SanJose	COMIBOL	5181.26	5499.86	4314.65	0.80	1,630
SanJose	COMIBOL	5182.93	5498.59	4314.65	0.80	2,150			4.79
SanJose	COMIBOL	5184.71	5497.24	4314.65	0.70	1,097			3.52
SanJose	COMIBOL	5186.12	5496.17	4314.65	0.70	907
SanJose	COMIBOL	5187.71	5494.95	4314.65	0.70	757			3.42
SanJose	COMIBOL	5189.69	5493.44	4314.65	0.70	943
SanJose	COMIBOL	5190.47	5508.89	4276.55	0.80	6			0.30
SanJose	COMIBOL	5191.42	5492.03	4314.65	0.70	660
SanJose	COMIBOL	5192.23	5507.57	4276.55	0.80	7			0.33
SanJose	COMIBOL	5192.68	5491.02	4314.65	0.70	794			2.85
SanJose	COMIBOL	5193.86	5506.35	4276.55	0.80	50
SanJose	COMIBOL	5193.97	5489.80	4314.65	0.70	810			10.43
SanJose	COMIBOL	5195.34	5488.11	4314.65	0.70	157			2.74
SanJose	COMIBOL	5195.65	5505.03	4276.55	0.80	22			0.74
SanJose	COMIBOL	5196.80	5486.51	4314.65	0.70	53			1.41
SanJose	COMIBOL	5197.21	5503.88	4276.55	0.80	62
SanJose	COMIBOL	5198.21	5485.25	4314.65	0.70	24			0.45
SanJose	COMIBOL	5199.06	5502.52	4276.55	0.80	337			1.30
SanJose	COMIBOL	5199.70	5483.91	4314.65	0.70	23			0.06
SanJose	COMIBOL	5200.81	5501.33	4276.55	1.90	160
SanJose	COMIBOL	5200.93	5482.85	4314.65	0.70	4			0.07
SanJose	COMIBOL	5202.53	5500.27	4276.55	0.80	90			1.39
SanJose	COMIBOL	5202.55	5481.46	4314.65	0.70	40			0.06
SanJose	COMIBOL	5203.88	5480.33	4314.65	0.78	198			0.06
SanJose	COMIBOL	5204.42	5499.33	4276.55	0.70	80
SanJose	COMIBOL	5205.43	5479.20	4314.65	0.70	12			0.04
SanJose	COMIBOL	5206.16	5498.46	4276.55	0.80	22			0.55
SanJose	COMIBOL	5207.24	5477.88	4314.65	0.70	5			0.03
SanJose	COMIBOL	5207.97	5497.56	4276.55	0.90	40
SanJose	COMIBOL	5208.89	5476.69	4314.65	0.70	40			0.41
SanJose	COMIBOL	5209.72	5496.46	4276.55	0.80	50			0.79
SanJose	COMIBOL	5210.33	5475.70	4314.65	0.79	8			0.03
SanJose	COMIBOL	5211.44	5495.27	4276.55	0.80	25
SanJose	COMIBOL	5212.04	5474.68	4314.65	0.74	23			0.05
SanJose	COMIBOL	5213.18	5494.07	4276.55	0.80	15			0.81
SanJose	COMIBOL	5213.66	5473.71	4314.65	0.70	5			0.04
SanJose	COMIBOL	5214.89	5492.89	4276.55	0.80	15
SanJose	COMIBOL	5215.28	5472.73	4314.65	0.70	3			0.02
SanJose	COMIBOL	5215.96	5513.25	4239.70	0.70	9			0.03
SanJose	COMIBOL	5216.39	5491.89	4276.55	0.80	15			0.50
SanJose	COMIBOL	5216.93	5471.82	4314.65	0.70	4			0.03
SanJose	COMIBOL	5218.28	5490.64	4276.55	0.80	7			0.81
SanJose	COMIBOL	5218.65	5471.04	4314.65	0.70	415			0.08
SanJose	COMIBOL	5219.82	5489.63	4276.55	0.80	20
SanJose	COMIBOL	5220.52	5470.20	4314.65	0.70	22			0.05
SanJose	COMIBOL	5221.53	5488.50	4276.55	0.80	120			0.74
SanJose	COMIBOL	5222.26	5469.41	4314.65	0.95	20			0.04
SanJose	COMIBOL	5223.19	5487.39	4276.55	0.80	13
SanJose	COMIBOL	5223.91	5468.58	4314.65	0.89	6			0.05
SanJose	COMIBOL	5224.04	5509.08	4239.70	0.70	7			0.02
SanJose	COMIBOL	5224.90	5486.46	4276.55	0.80	2			0.12
SanJose	COMIBOL	5225.76	5467.61	4314.65	0.70	190			0.44
SanJose	COMIBOL	5226.82	5485.41	4276.55	0.80	75
SanJose	COMIBOL	5227.34	5466.76	4314.65	0.80	722
SanJose	COMIBOL	5228.43	5484.54	4276.55	0.80	20			0.29
SanJose	COMIBOL	5229.34	5465.64	4314.65	0.80	266
SanJose	COMIBOL	5230.14	5504.56	4239.70	0.90	58			2.22

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5230.32	5483.51	4276.55	0.80	22
SanJose	COMIBOL	5230.83	5464.81	4314.65	0.80	379			0.59
SanJose	COMIBOL	5232.49	5482.30	4276.55	0.80	153			1.30
SanJose	COMIBOL	5232.73	5463.74	4314.65	0.80	319
SanJose	COMIBOL	5233.99	5481.41	4276.55	0.80	5
SanJose	COMIBOL	5234.45	5462.62	4314.65	0.80	388
SanJose	COMIBOL	5235.42	5498.23	4239.70	0.70	222			1.26
SanJose	COMIBOL	5235.94	5480.26	4276.55	0.80	6			0.11
SanJose	COMIBOL	5236.02	5461.57	4314.65	0.80	640			1.47
SanJose	COMIBOL	5237.50	5479.32	4276.55	0.80	10
SanJose	COMIBOL	5237.81	5460.37	4314.65	1.00	670
SanJose	COMIBOL	5239.20	5459.44	4314.65	0.90	340
SanJose	COMIBOL	5239.31	5478.19	4276.55	0.80	80			1.37
SanJose	COMIBOL	5240.95	5492.23	4239.70	1.10	641			0.21
SanJose	COMIBOL	5240.98	5458.18	4314.65	1.00	490			1.76
SanJose	COMIBOL	5241.00	5477.13	4276.55	0.80	12
SanJose	COMIBOL	5242.63	5456.92	4314.65	0.80	105
SanJose	COMIBOL	5243.08	5475.97	4276.55	0.80	15			0.89
SanJose	COMIBOL	5244.31	5455.64	4314.65	0.80	248			0.47
SanJose	COMIBOL	5244.76	5475.05	4276.55	0.80	15
SanJose	COMIBOL	5245.87	5454.45	4314.65	0.80	250
SanJose	COMIBOL	5246.36	5474.19	4276.55	0.80	11			0.28
SanJose	COMIBOL	5247.04	5487.45	4239.70	0.70	510			7.72
SanJose	COMIBOL	5247.33	5453.34	4314.65	0.80	530
SanJose	COMIBOL	5248.32	5473.12	4276.55	0.80	18
SanJose	COMIBOL	5248.72	5452.38	4314.65	0.90	720			5.97
SanJose	COMIBOL	5250.05	5472.16	4276.55	0.80	18			0.43
SanJose	COMIBOL	5250.55	5451.17	4314.65	0.90	860
SanJose	COMIBOL	5251.94	5471.03	4276.55	0.80	45
SanJose	COMIBOL	5252.22	5450.07	4314.65	0.80	490
SanJose	COMIBOL	5253.48	5470.12	4276.55	0.80	53			1.98
SanJose	COMIBOL	5253.72	5449.01	4314.65	0.80	420			0.98
SanJose	COMIBOL	5254.90	5483.84	4239.70	1.10	133			0.33
SanJose	COMIBOL	5255.19	5447.90	4314.65	0.80	420
SanJose	COMIBOL	5255.50	5468.92	4276.55	0.80	30
SanJose	COMIBOL	5257.06	5446.45	4314.65	0.80	307
SanJose	COMIBOL	5257.35	5467.77	4276.55	0.80	61			3.20
SanJose	COMIBOL	5258.52	5445.28	4314.65	0.80	370			1.17
SanJose	COMIBOL	5258.96	5466.67	4276.55	0.80	25
SanJose	COMIBOL	5259.91	5444.17	4314.65	0.80	380
SanJose	COMIBOL	5260.89	5465.36	4276.55	0.80	91			1.95
SanJose	COMIBOL	5261.41	5443.09	4314.65	0.80	270			0.38
SanJose	COMIBOL	5262.28	5464.42	4276.55	0.80	150
SanJose	COMIBOL	5262.72	5480.85	4239.70	0.80	421			0.07
SanJose	COMIBOL	5263.28	5441.93	4314.65	0.70	461			0.43
SanJose	COMIBOL	5264.04	5463.22	4276.55	0.80	62			0.86
SanJose	COMIBOL	5265.01	5440.85	4314.65	0.88	1,488			0.06
SanJose	COMIBOL	5265.83	5461.95	4276.55	0.80	56
SanJose	COMIBOL	5266.69	5439.63	4314.65	1.39	1,050			0.60
SanJose	COMIBOL	5267.46	5460.76	4276.55	0.80	11			0.64
SanJose	COMIBOL	5268.33	5438.43	4314.65	0.70	497			0.31
SanJose	COMIBOL	5269.16	5459.53	4276.55	0.80	4
SanJose	COMIBOL	5269.81	5437.36	4314.65	0.70	4,476			0.67
SanJose	COMIBOL	5270.81	5477.55	4239.70	0.80	76			0.06
SanJose	COMIBOL	5271.18	5458.65	4276.55	0.80	4			0.56
SanJose	COMIBOL	5271.94	5435.91	4314.65	0.93	10			0.26
SanJose	COMIBOL	5273.52	5435.12	4314.65	0.70	12			0.07
SanJose	COMIBOL	5275.25	5434.26	4314.65	0.70	5			0.03
SanJose	COMIBOL	5277.15	5433.31	4314.65	0.84	98			0.14
SanJose	COMIBOL	5277.29	5473.41	4239.70	0.70	158			0.03
SanJose	COMIBOL	5278.82	5432.49	4314.65	0.70	185			0.26
SanJose	COMIBOL	5280.85	5431.51	4314.65	1.20	256			0.30
SanJose	COMIBOL	5282.47	5430.73	4314.65	1.51	155			0.20
SanJose	COMIBOL	5284.21	5429.88	4314.65	1.02	363			0.13
SanJose	COMIBOL	5286.22	5428.70	4314.65	1.15	339			0.17
SanJose	COMIBOL	5287.76	5427.63	4314.65	0.80	411			0.56

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5289.49	5426.44	4314.65	0.95	408			0.26
SanJose	COMIBOL	5291.06	5446.69	4278.29	0.70	11			0.16
SanJose	COMIBOL	5291.06	5446.69	4281.86	0.70	69
SanJose	COMIBOL	5291.06	5446.69	4285.06	0.70	114			0.39
SanJose	COMIBOL	5291.06	5446.69	4288.45	0.70	46
SanJose	COMIBOL	5291.06	5446.69	4292.02	0.70	457			0.82
SanJose	COMIBOL	5291.06	5446.69	4295.66	0.70	176
SanJose	COMIBOL	5291.26	5425.21	4314.65	1.12	652			0.44
SanJose	COMIBOL	5292.88	5423.90	4314.65	0.83	424			0.48
SanJose	COMIBOL	5294.37	5422.67	4314.65	0.70	427			0.34
SanJose	COMIBOL	5319.99	5424.85	4276.55	0.80	4			0.08
SanJose	COMIBOL	5321.57	5423.50	4276.55	0.80	10			0.11
SanJose	COMIBOL	5323.21	5422.11	4276.55	0.80	3			0.04
SanJose	COMIBOL	5324.87	5420.51	4276.55	0.80	4			0.07
SanJose	COMIBOL	5326.33	5419.01	4276.55	0.80	28			0.06
SanJose	COMIBOL	5327.97	5417.42	4276.55	0.80	23			0.05
SanJose	COMIBOL	5329.56	5416.12	4276.55	0.80	50			0.06
SanJose	COMIBOL	5331.09	5414.86	4276.55	0.80	31			0.08
SanJose	COMIBOL	5332.77	5389.50	4314.65	0.80	21
SanJose	COMIBOL	5332.86	5413.42	4276.55	1.10	23			0.09
SanJose	COMIBOL	5334.64	5411.96	4276.55	0.80	31			0.11
SanJose	COMIBOL	5334.75	5388.05	4314.65	0.80	292
SanJose	COMIBOL	5336.13	5410.75	4276.55	0.80	283			0.06
SanJose	COMIBOL	5336.35	5386.88	4314.65	0.80	2,457
SanJose	COMIBOL	5337.82	5409.37	4276.55	0.80	352			0.10
SanJose	COMIBOL	5337.91	5385.74	4314.65	0.80	118
SanJose	COMIBOL	5339.41	5407.77	4276.55	0.80	131			0.11
SanJose	COMIBOL	5339.53	5384.55	4314.65	0.80	200
SanJose	COMIBOL	5340.88	5406.36	4276.55	0.80	164			0.12
SanJose	COMIBOL	5341.12	5383.35	4314.65	0.80	936
SanJose	COMIBOL	5342.62	5405.34	4276.55	0.80	633			0.19
SanJose	COMIBOL	5344.46	5380.50	4314.65	0.80	265
SanJose	COMIBOL	5344.60	5403.98	4276.55	0.80	30			0.12
SanJose	COMIBOL	5345.96	5379.23	4314.65	0.80	1,415
SanJose	COMIBOL	5347.35	5378.05	4314.65	0.80	135
SanJose	COMIBOL	5348.85	5376.84	4314.65	0.80	240
SanJose	COMIBOL	5350.50	5375.54	4314.65	0.80	500
SanJose	COMIBOL	5352.13	5374.26	4314.65	0.80	340
SanJose	COMIBOL	5353.80	5372.89	4314.65	0.80	412
SanJose	COMIBOL	5355.21	5371.61	4314.65	0.80	238
SanJose	COMIBOL	5356.56	5370.37	4314.65	0.80	139
SanJose	COMIBOL	5358.14	5368.94	4314.65	0.80	164
SanJose	COMIBOL	5359.77	5367.45	4314.65	0.80	65
SanJose	COMIBOL	5361.30	5366.03	4314.65	0.80	288
SanJose	COMIBOL	5361.68	5389.47	4276.55	1.30	900			6.43
SanJose	COMIBOL	5362.87	5364.58	4314.65	0.80	50
SanJose	COMIBOL	5363.59	5388.01	4276.55	0.80	500			7.60
SanJose	COMIBOL	5364.33	5363.72	4314.65	0.80	40
SanJose	COMIBOL	5365.27	5386.17	4276.55	0.80	250			1.00
SanJose	COMIBOL	5365.83	5362.36	4314.65	0.80	6
SanJose	COMIBOL	5366.58	5384.61	4276.55	0.80	45			0.26
SanJose	COMIBOL	5367.45	5360.88	4314.65	0.80	19
SanJose	COMIBOL	5368.05	5382.86	4276.55	0.80	95			1.95
SanJose	COMIBOL	5368.92	5359.55	4314.65	0.80	666
SanJose	COMIBOL	5369.65	5381.17	4276.55	0.80	2,373			0.71
SanJose	COMIBOL	5370.44	5358.23	4314.65	0.80	2,160
SanJose	COMIBOL	5371.23	5379.52	4276.55	0.80	70			0.38
SanJose	COMIBOL	5371.82	5357.05	4314.65	0.80	1,028
SanJose	COMIBOL	5372.87	5377.80	4276.55	0.80	293			0.34
SanJose	COMIBOL	5373.51	5355.61	4314.65	0.80	880
SanJose	COMIBOL	5374.13	5376.63	4276.55	0.80	300			0.80
SanJose	COMIBOL	5375.25	5354.12	4314.65	0.80	568
SanJose	COMIBOL	5375.84	5375.25	4276.55	0.80	495			1.08
SanJose	COMIBOL	5376.74	5352.75	4314.65	0.80	642
SanJose	COMIBOL	5377.51	5373.90	4276.55	0.80	665			1.12
SanJose	COMIBOL	5378.05	5351.55	4314.65	0.80	2

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5379.23	5372.53	4276.55	0.80	476			0.42
SanJose	COMIBOL	5379.67	5350.05	4314.65	0.80	160
SanJose	COMIBOL	5380.79	5371.37	4276.55	0.80	62			0.19
SanJose	COMIBOL	5381.36	5348.61	4314.65	0.80	428
SanJose	COMIBOL	5382.49	5370.10	4276.55	0.80	12			0.02
SanJose	COMIBOL	5382.92	5347.33	4314.65	0.80	107
SanJose	COMIBOL	5384.00	5368.97	4276.55	0.80	285			0.34
SanJose	COMIBOL	5384.32	5346.19	4314.65	0.80	24
SanJose	COMIBOL	5385.66	5367.74	4276.55	0.80	3,168			0.93
SanJose	COMIBOL	5385.97	5344.77	4314.65	0.80	61
SanJose	COMIBOL	5387.33	5366.46	4276.55	0.80	50			0.11
SanJose	COMIBOL	5387.50	5343.27	4314.65	0.80	26
SanJose	COMIBOL	5388.77	5365.21	4276.55	0.80	187			0.24
SanJose	COMIBOL	5390.35	5363.85	4276.55	1.00	860			0.76
SanJose	COMIBOL	5391.98	5362.44	4276.55	0.80	310			2.38
SanJose	COMIBOL	5393.42	5361.20	4276.55	0.80	300			0.15
SanJose	COMIBOL	5394.95	5359.86	4276.55	0.80	1,185			0.61
SanJose	COMIBOL	5396.55	5358.46	4276.55	0.80	3,232			0.74
SanJose	COMIBOL	5398.00	5357.23	4276.55	0.90	40			0.74
SanJose	COMIBOL	5403.41	5327.40	4314.65	0.70	34			0.50
SanJose	COMIBOL	5405.26	5325.86	4314.65	0.70	149
SanJose	COMIBOL	5406.92	5324.47	4314.65	0.80	40			1.67
SanJose	COMIBOL	5408.37	5323.26	4314.65	0.70	150
SanJose	COMIBOL	5409.91	5321.99	4314.65	0.70	69
SanJose	COMIBOL	5411.57	5320.61	4314.65	0.70	354			0.84
SanJose	COMIBOL	5413.12	5319.32	4314.65	0.70	249
SanJose	COMIBOL	5414.98	5317.78	4314.65	0.70	1,629
SanJose	COMIBOL	5416.30	5316.65	4314.65	0.70	2,029			3.99
SanJose	COMIBOL	5417.85	5315.33	4314.65	0.70	4,670
SanJose	COMIBOL	5419.26	5314.07	4314.65	0.70	93			5.31
SanJose	COMIBOL	5420.77	5312.69	4314.65	0.70	1,309			13.23
SanJose	COMIBOL	5422.14	5311.37	4314.65	0.70	3,154			17.69
SanJose	COMIBOL	5423.68	5309.79	4314.65	0.70	3,564			16.56
SanJose	COMIBOL	5425.01	5308.43	4314.65	0.90	1,940			26.50
SanJose	COMIBOL	5426.46	5307.00	4314.65	0.70	1,907			18.72
SanJose	COMIBOL	5427.76	5305.73	4314.65	0.70	2,430
SanJose	COMIBOL	5429.09	5304.43	4314.65	0.80	2,640			38.68
SanJose	COMIBOL	5430.49	5302.89	4314.65	1.00	1,720
SanJose	COMIBOL	5430.79	5329.05	4276.55	0.80	31			0.39
SanJose	COMIBOL	5431.71	5301.53	4314.65	1.00	1,930			35.24
SanJose	COMIBOL	5432.59	5327.73	4276.55	0.95	300			0.07
SanJose	COMIBOL	5433.23	5300.14	4314.65	0.70	2,120
SanJose	COMIBOL	5434.15	5326.60	4276.55	0.80	120			0.02
SanJose	COMIBOL	5434.71	5298.96	4314.65	0.90	1,120			34.34
SanJose	COMIBOL	5435.51	5325.45	4276.55	0.80	100			0.80
SanJose	COMIBOL	5436.31	5297.68	4314.65	1.00	2,630
SanJose	COMIBOL	5437.04	5324.15	4276.55	0.95	70			0.20
SanJose	COMIBOL	5438.08	5296.21	4314.65	0.70	1,800			23.26
SanJose	COMIBOL	5438.59	5322.78	4276.55	0.80	10			0.01
SanJose	COMIBOL	5439.43	5295.09	4314.65	0.70	1,971
SanJose	COMIBOL	5439.99	5321.39	4276.55	0.80	3			0.01
SanJose	COMIBOL	5440.78	5293.94	4314.65	0.70	1,700			22.26
SanJose	COMIBOL	5441.28	5320.09	4276.55	0.80	30			0.04
SanJose	COMIBOL	5442.34	5292.51	4314.65	1.00	3,120
SanJose	COMIBOL	5442.80	5318.58	4276.55	0.80	31			0.01
SanJose	COMIBOL	5443.78	5291.20	4314.65	1.50	2,680			29.58
SanJose	COMIBOL	5444.11	5317.26	4276.55	0.80	17			0.01
SanJose	COMIBOL	5445.38	5289.73	4314.65	2.20	2,220
SanJose	COMIBOL	5445.57	5315.81	4276.55	0.80	12			0.03
SanJose	COMIBOL	5446.79	5288.44	4314.65	2.50	2,360			32.66
SanJose	COMIBOL	5446.97	5314.41	4276.55	0.80	25			0.02
SanJose	COMIBOL	5448.38	5286.99	4314.65	1.20	1,210
SanJose	COMIBOL	5448.48	5313.04	4276.55	0.80	465			0.11
SanJose	COMIBOL	5449.79	5285.72	4314.65	1.20	2,700
SanJose	COMIBOL	5449.83	5312.03	4276.55	0.80	60			0.13
SanJose	COMIBOL	5451.20	5284.52	4314.65	0.90	2,830			12.77

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5451.69	5310.63	4276.55	0.80	94			6.03
SanJose	COMIBOL	5452.81	5283.15	4314.65	0.70	1,354
SanJose	COMIBOL	5453.17	5309.56	4276.55	0.80	17			0.02
SanJose	COMIBOL	5454.51	5281.71	4314.65	1.00	1,590			23.56
SanJose	COMIBOL	5454.84	5308.38	4276.55	0.80	6			0.01
SanJose	COMIBOL	5456.10	5280.54	4314.65	1.00	1,910
SanJose	COMIBOL	5456.55	5307.14	4276.55	0.80	61			0.04
SanJose	COMIBOL	5457.76	5279.38	4314.65	1.00	1,090			24.85
SanJose	COMIBOL	5458.01	5306.03	4276.55	0.80	35			0.03
SanJose	COMIBOL	5459.28	5278.32	4314.65	1.30	1,270
SanJose	COMIBOL	5459.43	5305.02	4276.55	0.80	44			0.02
SanJose	COMIBOL	5460.95	5277.06	4314.65	1.00	1,140			28.71
SanJose	COMIBOL	5461.25	5303.80	4276.55	1.30	150			1.57
SanJose	COMIBOL	5461.26	5263.65	4347.30	0.70	400			1.47
SanJose	COMIBOL	5462.48	5275.82	4314.65	1.50	2,420
SanJose	COMIBOL	5462.87	5302.72	4276.55	2.10	70			0.05
SanJose	COMIBOL	5464.02	5274.58	4314.65	1.80	1,340			26.63
SanJose	COMIBOL	5464.80	5301.42	4276.55	0.80	2,227			4.48
SanJose	COMIBOL	5465.17	5261.40	4347.30	0.70	509
SanJose	COMIBOL	5465.71	5273.44	4314.65	1.30	2,310
SanJose	COMIBOL	5466.56	5300.21	4276.55	1.40	200			0.70
SanJose	COMIBOL	5467.35	5272.37	4314.65	1.10	444
SanJose	COMIBOL	5468.24	5299.05	4276.55	1.80	270			6.40
SanJose	COMIBOL	5468.41	5259.62	4347.30	0.70	560			1.59
SanJose	COMIBOL	5469.27	5271.14	4314.65	1.60	5,480
SanJose	COMIBOL	5470.21	5297.68	4276.55	1.00	150			0.50
SanJose	COMIBOL	5471.16	5269.92	4314.65	1.80	4,800
SanJose	COMIBOL	5471.96	5257.49	4347.30	0.70	699
SanJose	COMIBOL	5472.11	5296.45	4276.55	0.80	106			1.19
SanJose	COMIBOL	5472.78	5268.87	4314.65	1.50	5,400
SanJose	COMIBOL	5473.57	5295.56	4276.55	1.00
SanJose	COMIBOL	5474.30	5267.73	4314.65	0.70	240
SanJose	COMIBOL	5475.09	5255.37	4347.30	0.70	56			2.47
SanJose	COMIBOL	5475.43	5294.44	4276.55	1.20
SanJose	COMIBOL	5475.68	5266.68	4314.65	0.70	3,314
SanJose	COMIBOL	5477.08	5265.67	4314.65	0.80	2,440
SanJose	COMIBOL	5477.27	5293.22	4276.55	1.80	250			5.65
SanJose	COMIBOL	5478.14	5253.25	4347.30	0.70	309
SanJose	COMIBOL	5479.02	5291.90	4276.55	1.50
SanJose	COMIBOL	5479.06	5264.29	4314.65	0.90	4,040
SanJose	COMIBOL	5480.95	5290.44	4276.55	0.95
SanJose	COMIBOL	5481.00	5262.92	4314.65	1.40	2,760
SanJose	COMIBOL	5481.52	5250.82	4347.30	1.10	180			5.84
SanJose	COMIBOL	5482.44	5289.40	4276.55	0.80
SanJose	COMIBOL	5482.92	5261.57	4314.65	0.70	2,543
SanJose	COMIBOL	5484.45	5288.10	4276.55	0.80
SanJose	COMIBOL	5484.71	5260.31	4314.65	0.70	1,978
SanJose	COMIBOL	5484.76	5248.34	4347.30	0.80	180
SanJose	COMIBOL	5486.03	5287.07	4276.55	0.80	250			1.22
SanJose	COMIBOL	5486.67	5258.89	4314.65	0.70
SanJose	COMIBOL	5487.50	5285.82	4276.55	0.80
SanJose	COMIBOL	5487.54	5246.04	4347.30	0.70	313			1.39
SanJose	COMIBOL	5488.40	5257.62	4314.65	0.70	178			0.11
SanJose	COMIBOL	5489.33	5284.21	4276.55	1.10	170			6.72
SanJose	COMIBOL	5490.17	5256.34	4314.65	0.70
SanJose	COMIBOL	5491.17	5243.84	4347.30	0.70	557
SanJose	COMIBOL	5491.36	5282.94	4276.55	1.10
SanJose	COMIBOL	5491.93	5255.04	4314.65	0.70	728			2.68
SanJose	COMIBOL	5492.69	5282.06	4276.55	1.70	50			0.35
SanJose	COMIBOL	5493.75	5253.69	4314.65	0.70
SanJose	COMIBOL	5494.11	5280.73	4276.55	1.50	130			7.45
SanJose	COMIBOL	5495.18	5241.23	4347.30	1.10	290
SanJose	COMIBOL	5495.81	5279.12	4276.55	1.05	900			2.73
SanJose	COMIBOL	5495.87	5252.12	4314.65	0.70	650			6.70
SanJose	COMIBOL	5497.36	5250.95	4314.65	0.70
SanJose	COMIBOL	5497.53	5277.50	4276.55	0.90	50			0.13

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5498.56	5276.49	4276.55	0.80	95			1.89
SanJose	COMIBOL	5498.71	5238.87	4347.30	0.70	129			2.79
SanJose	COMIBOL	5499.14	5249.42	4314.65	0.70	1,371			3.03
SanJose	COMIBOL	5500.34	5274.75	4276.55	0.80	75			1.86
SanJose	COMIBOL	5500.65	5248.11	4314.65	0.70
SanJose	COMIBOL	5501.52	5273.61	4276.55	0.80	112			3.39
SanJose	COMIBOL	5502.31	5236.54	4347.30	0.70	400
SanJose	COMIBOL	5502.45	5246.46	4314.65	0.70	1,136			5.97
SanJose	COMIBOL	5502.98	5272.41	4276.55	0.80	525			5.16
SanJose	COMIBOL	5504.01	5244.74	4314.65	0.70
SanJose	COMIBOL	5505.05	5271.26	4276.55	0.80	150			4.38
SanJose	COMIBOL	5505.49	5243.11	4314.65	0.70	98			0.64
SanJose	COMIBOL	5505.87	5233.85	4347.30	0.90	80			9.05
SanJose	COMIBOL	5506.80	5270.28	4276.55	0.80	219			17.08
SanJose	COMIBOL	5507.04	5241.51	4314.65	0.70	876			8.79
SanJose	COMIBOL	5508.75	5269.19	4276.55	0.90	320			19.00
SanJose	COMIBOL	5508.76	5239.91	4314.65	0.70	107
SanJose	COMIBOL	5509.40	5231.04	4347.30	0.90	3,500
SanJose	COMIBOL	5510.30	5238.64	4314.65	0.70	301			6.99
SanJose	COMIBOL	5510.57	5268.09	4276.55	1.10	450			33.75
SanJose	COMIBOL	5511.93	5237.17	4314.65	0.70	407			1.99
SanJose	COMIBOL	5511.94	5267.18	4276.55	0.90	250			17.97
SanJose	COMIBOL	5512.60	5228.55	4347.30	0.70	137			3.30
SanJose	COMIBOL	5513.72	5235.56	4314.65	0.70	129			0.26
SanJose	COMIBOL	5513.75	5265.98	4276.55	0.80	150			8.60
SanJose	COMIBOL	5515.08	5234.34	4314.65	0.70	332			1.02
SanJose	COMIBOL	5515.13	5265.07	4276.55	0.80	262			22.97
SanJose	COMIBOL	5516.77	5233.04	4314.65	0.70	360			1.74
SanJose	COMIBOL	5516.98	5263.85	4276.55	0.80	200			9.00
SanJose	COMIBOL	5517.12	5225.20	4347.30	1.00	520
SanJose	COMIBOL	5518.40	5231.96	4314.65	0.70	818			3.56
SanJose	COMIBOL	5518.74	5262.75	4276.55	0.80	370			21.63
SanJose	COMIBOL	5519.71	5223.31	4347.30	0.70	223			2.82
SanJose	COMIBOL	5520.03	5230.88	4314.65	0.70	796			6.26
SanJose	COMIBOL	5520.53	5261.62	4276.55	0.80	550			26.00
SanJose	COMIBOL	5522.09	5229.51	4314.65	1.50	5,860			10.32
SanJose	COMIBOL	5522.34	5260.48	4276.55	0.80	87			3.95
SanJose	COMIBOL	5522.69	5221.02	4347.30	0.80	280
SanJose	COMIBOL	5524.06	5259.45	4276.55	0.80	100			9.61
SanJose	COMIBOL	5524.15	5228.24	4314.65	1.40
SanJose	COMIBOL	5525.40	5258.67	4276.55	0.80	465			18.75
SanJose	COMIBOL	5525.49	5218.55	4347.30	0.70	100			6.93
SanJose	COMIBOL	5526.16	5227.13	4314.65	1.40	2,810
SanJose	COMIBOL	5526.92	5257.80	4276.55	0.80	35			0.51
SanJose	COMIBOL	5527.64	5226.31	4314.65	1.10
SanJose	COMIBOL	5528.27	5216.16	4347.30	1.60	560
SanJose	COMIBOL	5528.32	5257.00	4276.55	1.20	320			1.47
SanJose	COMIBOL	5529.12	5225.49	4314.65	0.90
SanJose	COMIBOL	5529.54	5256.31	4276.55	0.80	112			0.75
SanJose	COMIBOL	5530.89	5224.30	4314.65	1.00	5,270			10.72
SanJose	COMIBOL	5531.05	5255.46	4276.55	0.80	1,000			17.12
SanJose	COMIBOL	5531.99	5213.00	4347.30	0.70	1,500			0.33
SanJose	COMIBOL	5532.35	5254.74	4276.55	0.80	19			0.31
SanJose	COMIBOL	5532.90	5222.93	4314.65	1.00	4,020
SanJose	COMIBOL	5534.11	5254.08	4276.55	0.80	45			0.56
SanJose	COMIBOL	5534.34	5221.95	4314.65	0.80	3,350			7.46
SanJose	COMIBOL	5534.54	5210.90	4347.30	1.30	140
SanJose	COMIBOL	5535.69	5220.61	4314.65	1.20	230
SanJose	COMIBOL	5537.12	5219.10	4314.65	0.80	170			1.74
SanJose	COMIBOL	5537.84	5208.22	4347.30	1.10	1,130			18.19
SanJose	COMIBOL	5538.51	5217.62	4314.65	1.20	1,170
SanJose	COMIBOL	5540.10	5215.94	4314.65	1.40	380			2.88
SanJose	COMIBOL	5540.50	5206.08	4347.30	0.70	51
SanJose	COMIBOL	5541.36	5214.62	4314.65	1.20	820
SanJose	COMIBOL	5542.56	5213.39	4314.65	1.50	290			5.26
SanJose	COMIBOL	5543.37	5212.67	4314.65	1.20	120

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SanJose	COMIBOL	5543.79	5203.45	4347.30	2.10	80			10.92
SLorenzo	COMIBOL	5418.04	5103.07	4505.75	0.70	158
SLorenzo	COMIBOL	5420.21	5102.94	4505.75	0.70	288
SLorenzo	COMIBOL	5422.18	5102.86	4505.75	0.70	377
SLorenzo	COMIBOL	5424.22	5102.86	4505.75	1.10	800
SLorenzo	COMIBOL	5425.97	5102.86	4505.75	1.40	390
SLorenzo	COMIBOL	5428.32	5102.65	4505.75	2.00	650
SLorenzo	COMIBOL	5430.25	5102.40	4505.75	2.10	860
SLorenzo	COMIBOL	5431.98	5102.18	4505.75	0.90	414
SLorenzo	COMIBOL	5434.18	5101.80	4505.75	0.80	200
SLorenzo	COMIBOL	5436.14	5101.46	4505.75	0.70	247
SLorenzo	COMIBOL	5502.95	5035.04	4396.50	1.70	300			17.80
SLorenzo	COMIBOL	5505.00	5034.40	4396.50	1.60	980			19.70
SLorenzo	COMIBOL	5507.27	5033.49	4396.50	1.80	1,660			9.34
SLorenzo	COMIBOL	5509.57	5032.60	4396.50	1.40	2,670			7.59
SLorenzo	COMIBOL	5511.90	5031.83	4396.50	1.80	1,500			6.62
SLorenzo	COMIBOL	5514.34	5031.03	4396.50	0.80	1,140			19.80
SLorenzo	COMIBOL	5516.56	5030.36	4396.50	1.00	1,130			21.90
SLorenzo	COMIBOL	5522.81	5091.40	4505.75	0.70	101
SLorenzo	COMIBOL	5524.84	5091.14	4505.75	0.70	62
SLorenzo	COMIBOL	5526.89	5090.88	4505.75	0.70	50
SLorenzo	COMIBOL	5528.72	5090.61	4505.75	0.70	400
SLorenzo	COMIBOL	5530.23	5090.34	4505.75	0.70	32
SLorenzo	COMIBOL	5532.12	5090.00	4505.75	0.70	6
SLorenzo	COMIBOL	5534.31	5089.61	4505.75	0.70	5
SLorenzo	COMIBOL	5536.21	5027.05	4396.50	0.80	19			1.73
SLorenzo	COMIBOL	5536.25	5089.24	4505.75	0.70	6
SLorenzo	COMIBOL	5537.99	5088.91	4505.75	0.90	279
SLorenzo	COMIBOL	5538.41	5026.61	4396.50	0.80	80			4.72
SLorenzo	COMIBOL	5539.81	5070.22	4473.50	0.70	64
SLorenzo	COMIBOL	5540.01	5088.59	4505.75	0.80	184
SLorenzo	COMIBOL	5540.36	5026.23	4396.50	1.30	80			8.04
SLorenzo	COMIBOL	5541.66	5088.41	4505.75	0.90	171
SLorenzo	COMIBOL	5541.72	5069.90	4473.50	0.70	250
SLorenzo	COMIBOL	5542.24	5025.79	4396.50	1.00	420			6.84
SLorenzo	COMIBOL	5543.52	5069.60	4473.50	0.70	518
SLorenzo	COMIBOL	5543.73	5088.19	4505.75	1.50	330
SLorenzo	COMIBOL	5544.29	5024.99	4396.50	0.80	424			5.14
SLorenzo	COMIBOL	5545.58	5069.27	4473.50	0.70	23
SLorenzo	COMIBOL	5545.79	5087.98	4505.75	0.70	26
SLorenzo	COMIBOL	5546.07	5024.28	4396.50	0.80	2,550			8.92
SLorenzo	COMIBOL	5547.57	5068.93	4473.50	0.70	125
SLorenzo	COMIBOL	5547.63	5087.87	4505.75	0.70	51
SLorenzo	COMIBOL	5547.96	5023.54	4396.50	0.80	787			3.82
SLorenzo	COMIBOL	5549.67	5068.51	4473.50	0.70	343
SLorenzo	COMIBOL	5549.76	5087.73	4505.75	0.70	60
SLorenzo	COMIBOL	5549.80	5022.85	4396.50	0.80	1,069			8.94
SLorenzo	COMIBOL	5550.37	5047.76	4441.50	2.00	1,430			7.03
SLorenzo	COMIBOL	5551.48	5068.14	4473.50	0.70	87
SLorenzo	COMIBOL	5551.79	5087.60	4505.75	0.70	210
SLorenzo	COMIBOL	5552.10	5022.00	4396.50	1.00	5,840			2.34
SLorenzo	COMIBOL	5552.16	5047.52	4441.50	2.20	440			4.85
SLorenzo	COMIBOL	5553.14	5067.81	4473.50	0.70	107
SLorenzo	COMIBOL	5553.61	5087.35	4505.75	0.70	154
SLorenzo	COMIBOL	5553.94	5021.32	4396.50	0.80	218			0.77
SLorenzo	COMIBOL	5553.99	5047.26	4441.50	1.60	640			4.85
SLorenzo	COMIBOL	5555.34	5087.11	4505.75	0.70	103
SLorenzo	COMIBOL	5555.49	5067.57	4473.50	0.70	55
SLorenzo	COMIBOL	5556.17	5046.96	4441.50	1.20	1,400			14.15
SLorenzo	COMIBOL	5557.24	5086.85	4505.75	0.70	29
SLorenzo	COMIBOL	5557.26	5067.42	4473.50	0.70	146
SLorenzo	COMIBOL	5558.30	5046.66	4441.50	1.90	1,450			15.05
SLorenzo	COMIBOL	5559.02	5067.24	4473.50	0.70	365
SLorenzo	COMIBOL	5559.24	5086.57	4505.75	0.70	2
SLorenzo	COMIBOL	5560.14	5046.42	4441.50	1.30	1,456			21.19
SLorenzo	COMIBOL	5560.70	5086.36	4505.75	0.70	195

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SLorenzo	COMIBOL	5561.15	5066.83	4473.50	0.70	105
SLorenzo	COMIBOL	5561.95	5046.17	4441.50	1.60	1,140			34.55
SLorenzo	COMIBOL	5563.22	5086.00	4505.75	0.70	6
SLorenzo	COMIBOL	5563.27	5066.42	4473.50	0.70	22
SLorenzo	COMIBOL	5564.32	5045.74	4441.50	1.70	1,240			4.85
SLorenzo	COMIBOL	5565.12	5066.07	4473.50	0.70	22
SLorenzo	COMIBOL	5565.21	5085.72	4505.75	0.70	43
SLorenzo	COMIBOL	5566.24	5045.10	4441.50	2.00	1,420			4.85
SLorenzo	COMIBOL	5566.95	5085.47	4505.75	0.70	4
SLorenzo	COMIBOL	5567.06	5065.77	4473.50	0.70	4
SLorenzo	COMIBOL	5568.19	5044.45	4441.50	2.00	340			6.63
SLorenzo	COMIBOL	5569.09	5065.48	4473.50	0.70	5
SLorenzo	COMIBOL	5569.19	5085.17	4505.75	0.70	13
SLorenzo	COMIBOL	5569.99	5043.85	4441.50	2.00	540			2.97
SLorenzo	COMIBOL	5570.89	5065.22	4473.50	0.70	10
SLorenzo	COMIBOL	5571.29	5084.92	4505.75	0.70	6
SLorenzo	COMIBOL	5571.92	5043.28	4441.50	2.20	2,380			17.12
SLorenzo	COMIBOL	5573.03	5064.96	4473.50	0.70	16
SLorenzo	COMIBOL	5573.33	5084.66	4505.75	0.70	2
SLorenzo	COMIBOL	5573.82	5042.71	4441.50	2.20	3,190
SLorenzo	COMIBOL	5574.78	5064.82	4473.50	0.70	61
SLorenzo	COMIBOL	5575.21	5084.23	4505.75	0.70	9
SLorenzo	COMIBOL	5575.69	5042.16	4441.50	2.00	850			8.42
SLorenzo	COMIBOL	5576.70	5064.67	4473.50	0.70	3
SLorenzo	COMIBOL	5577.46	5083.71	4505.75	0.70	121
SLorenzo	COMIBOL	5577.92	5041.34	4441.50	0.70	43			1.27
SLorenzo	COMIBOL	5578.56	5064.51	4473.50	0.70	24
SLorenzo	COMIBOL	5579.34	5083.27	4505.75	0.70	437
SLorenzo	COMIBOL	5579.49	5040.68	4441.50	1.40	250
SLorenzo	COMIBOL	5580.36	5064.41	4473.50	0.70	93
SLorenzo	COMIBOL	5581.08	5082.84	4505.75	0.70	132
SLorenzo	COMIBOL	5581.32	5039.91	4441.50	2.50	140			3.96
SLorenzo	COMIBOL	5582.65	5064.28	4473.50	0.70	32
SLorenzo	COMIBOL	5583.20	5038.88	4441.50	0.80	890
SLorenzo	COMIBOL	5583.20	5082.30	4505.75	0.70	211
SLorenzo	COMIBOL	5585.06	5037.67	4441.50	0.70	1,251			5.32
SLorenzo	COMIBOL	5585.19	5081.73	4505.75	0.70	49
SLorenzo	COMIBOL	5586.10	5062.92	4473.50	0.70	37
SLorenzo	COMIBOL	5586.91	5036.42	4441.50	0.70	793			2.10
SLorenzo	COMIBOL	5587.03	5081.20	4505.75	0.70	7
SLorenzo	COMIBOL	5587.99	5062.15	4473.50	0.70	32
SLorenzo	COMIBOL	5588.24	5035.35	4441.50	0.70	507
SLorenzo	COMIBOL	5588.96	5080.62	4505.75	0.70	3
SLorenzo	COMIBOL	5589.68	5034.20	4441.50	0.70	920			3.17
SLorenzo	COMIBOL	5589.69	5061.47	4473.50	0.70	42
SLorenzo	COMIBOL	5590.23	5061.03	4473.50	0.70	19
SLorenzo	COMIBOL	5590.74	5080.08	4505.75	0.70	8
SLorenzo	COMIBOL	5591.48	5033.01	4441.50	0.70	1,221
SLorenzo	COMIBOL	5592.75	5079.49	4505.75	0.70	59
SLorenzo	COMIBOL	5593.37	5032.13	4441.50	0.70	351			4.33
SLorenzo	COMIBOL	5594.93	5078.69	4505.75	0.70	13
SLorenzo	COMIBOL	5595.21	5031.38	4441.50	0.70	734
SLorenzo	COMIBOL	5596.44	5077.91	4505.75	0.70	13
SLorenzo	COMIBOL	5597.29	5030.73	4441.50	0.70	410			1.07
SLorenzo	COMIBOL	5598.32	5076.94	4505.75	0.70	18
SLorenzo	COMIBOL	5599.40	5030.06	4441.50	0.70	977
SLorenzo	COMIBOL	5600.26	5075.94	4505.75	0.70	1
SLorenzo	COMIBOL	5601.23	5029.54	4441.50	0.90	964			36.73
SLorenzo	COMIBOL	5601.91	5075.08	4505.75	0.70	4
SLorenzo	COMIBOL	5602.93	5029.08	4441.50	1.70	1,000
SLorenzo	COMIBOL	5604.22	5073.87	4505.75	1.10	220			0.78
SLorenzo	COMIBOL	5604.79	5028.57	4441.50	0.70	257			8.37
SLorenzo	COMIBOL	5605.58	5073.17	4505.75	1.10	230			0.68
SLorenzo	COMIBOL	5606.83	5028.02	4441.50	0.70	1,674
SLorenzo	COMIBOL	5607.58	5051.80	4473.50	1.00	19			0.07
SLorenzo	COMIBOL	5608.91	5027.48	4441.50	0.70	1,187			5.73

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SLorenzo	COMIBOL	5609.92	5050.52	4473.50	1.00	9			0.06
SLorenzo	COMIBOL	5610.69	5027.01	4441.50	0.80	1,460
SLorenzo	COMIBOL	5612.00	5049.62	4473.50	1.00	6			0.07
SLorenzo	COMIBOL	5612.71	5026.49	4441.50	0.70	818			3.46
SLorenzo	COMIBOL	5614.26	5048.95	4473.50	1.00	224			0.08
SLorenzo	COMIBOL	5614.87	5025.93	4441.50	0.70	289
SLorenzo	COMIBOL	5617.12	5048.46	4473.50	0.88	8			0.09
SLorenzo	COMIBOL	5617.27	5025.39	4441.50	1.10	360
SLorenzo	COMIBOL	5619.22	5048.12	4473.50	0.88	216			0.89
SLorenzo	COMIBOL	5619.70	5024.90	4441.50	0.70	617			7.86
SLorenzo	COMIBOL	5621.53	5047.73	4473.50	0.88	180			0.51
SLorenzo	COMIBOL	5623.07	5024.33	4441.50	0.70	178
SLorenzo	COMIBOL	5624.45	5047.56	4473.50	0.88	20			0.14
SLorenzo	COMIBOL	5625.99	5023.92	4441.50	0.70	253
SLorenzo	COMIBOL	5626.50	5047.21	4473.50	0.88	26			0.06
SLorenzo	COMIBOL	5628.31	5046.71	4473.50	0.88	96			0.15
SLorenzo	COMIBOL	5629.32	5023.61	4441.50	0.70	315			3.61
SLorenzo	COMIBOL	5630.65	5046.08	4473.50	0.88	50			0.14
SLorenzo	COMIBOL	5632.45	5023.37	4441.50	0.70	264
SLorenzo	COMIBOL	5632.45	5045.66	4473.50	0.88	7			0.06
SLorenzo	COMIBOL	5634.60	5045.19	4473.50	0.88	135			0.18
SLorenzo	COMIBOL	5635.36	5023.27	4441.50	1.40	330
SLorenzo	COMIBOL	5636.91	5044.75	4473.50	0.88	472			0.14
SLorenzo	COMIBOL	5638.74	5023.21	4441.50	2.00	280			10.72
SLorenzo	COMIBOL	5639.01	5044.36	4473.50	0.88	759			0.27
SLorenzo	COMIBOL	5641.24	5044.25	4473.50	0.88	1,059			0.21
SLorenzo	COMIBOL	5641.64	5023.19	4441.50	1.70	1,780
SLorenzo	COMIBOL	5643.25	5044.21	4473.50	0.88	620			0.65
SLorenzo	COMIBOL	5644.25	5023.17	4441.50	1.80	1,220
SLorenzo	COMIBOL	5645.19	5044.16	4473.50	0.88	630			0.80
SLorenzo	COMIBOL	5647.07	5044.22	4473.50	0.88	231			0.42
SLorenzo	COMIBOL	5647.72	5023.13	4441.50	0.70	1,048			11.76
SLorenzo	COMIBOL	5649.34	5044.29	4473.50	0.88	400			0.35
SLorenzo	COMIBOL	5650.89	5023.08	4441.50	1.90	1,100
SLorenzo	COMIBOL	5651.58	5044.37	4473.50	0.88	4,234			2.59
SLorenzo	COMIBOL	5653.71	5045.14	4473.50	0.88	42			0.60
SLorenzo	COMIBOL	5654.01	5023.04	4441.50	1.00	1,220
SLorenzo	COMIBOL	5655.87	5054.36	4505.75	0.70	68			0.09
SLorenzo	COMIBOL	5655.96	5046.20	4473.50	0.88	360			3.98
SLorenzo	COMIBOL	5657.33	5022.98	4441.50	0.90	855			12.24
SLorenzo	COMIBOL	5657.54	5046.90	4473.50	0.88	624			1.45
SLorenzo	COMIBOL	5658.43	5054.42	4505.75	0.70	44			0.08
SLorenzo	COMIBOL	5659.88	5047.32	4473.50	0.88	360			0.30
SLorenzo	COMIBOL	5660.24	5054.42	4505.75	0.90	486			0.45
SLorenzo	COMIBOL	5660.51	5022.93	4441.50	0.70	273
SLorenzo	COMIBOL	5662.39	5054.02	4505.75	0.90	432			0.72
SLorenzo	COMIBOL	5664.36	5023.00	4441.50	0.70	150			1.64
SLorenzo	COMIBOL	5664.52	5053.45	4505.75	1.30	560			0.40
SLorenzo	COMIBOL	5665.86	5047.70	4473.50	0.90	2,430
SLorenzo	COMIBOL	5666.66	5052.69	4505.75	0.90	315			0.45
SLorenzo	COMIBOL	5667.31	5023.07	4441.50	0.80	72
SLorenzo	COMIBOL	5668.59	5051.98	4505.75	0.90	387			0.72
SLorenzo	COMIBOL	5670.82	5051.21	4505.75	1.00	200			0.70
SLorenzo	COMIBOL	5670.87	5023.04	4441.50	0.70	154			14.03
SLorenzo	COMIBOL	5672.34	5047.66	4473.50	0.80	96
SLorenzo	COMIBOL	5672.58	5050.63	4505.75	0.80	160			0.48
SLorenzo	COMIBOL	5673.91	5023.01	4441.50	0.80	232
SLorenzo	COMIBOL	5676.64	5023.12	4441.50	0.70	2			0.08
SLorenzo	COMIBOL	5679.76	5023.23	4441.50	0.90	90
SLorenzo	COMIBOL	5682.41	5023.33	4441.50	0.80	112			3.97
SLorenzo	COMIBOL	5685.36	5023.45	4441.50	0.70	8
SLorenzo	COMIBOL	5688.14	5023.55	4441.50	0.70	57			4.59
SLorenzo	COMIBOL	5690.87	5023.66	4441.50	0.70	171
SLorenzo	COMIBOL	5694.05	5023.78	4441.50	0.70	160
SLorenzo	COMIBOL	5696.80	5023.89	4441.50	1.30	360			3.07
SLorenzo	COMIBOL	5699.59	5024.01	4441.50	1.00	120			4.86

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
SLorenzo	COMIBOL	5702.71	5024.16	4441.50	1.20	773
SLorenzo	COMIBOL	5705.92	5024.31	4441.50	1.00	360
SLorenzo	COMIBOL	5709.60	5024.23	4441.50	0.70	249			4.18
SLorenzo	COMIBOL	5712.43	5024.11	4441.50	0.70	111			1.81
SLorenzo	COMIBOL	5715.28	5023.98	4441.50	1.00	250
SLorenzo	COMIBOL	5718.71	5023.88	4441.50	0.70	77
SLorenzo	COMIBOL	5721.27	5023.81	4441.50	0.90	234			2.23
SLorenzo	COMIBOL	5724.66	5023.72	4441.50	0.80	24			1.79
SLorenzo	COMIBOL	5727.82	5023.62	4441.50	0.70	133
SLorenzo	COMIBOL	5730.77	5023.51	4441.50	1.30	455			17.97
SLorenzo	COMIBOL	5734.12	5023.39	4441.50	0.80	56
SLorenzo	COMIBOL	5736.96	5023.38	4441.50	0.90	81
SLorenzo	COMIBOL	5740.73	5023.20	4441.50	0.80	112			9.53
SLorenzo	COMIBOL	5744.36	5023.02	4441.50	0.70	1,099			1.53
SLorenzo	COMIBOL	5745.22	5045.90	4473.50	0.70	427
SLorenzo	COMIBOL	5747.30	5045.68	4473.50	0.70	436
SLorenzo	COMIBOL	5748.05	5022.78	4441.50	0.90	1,177
SLorenzo	COMIBOL	5749.63	5045.44	4473.50	0.70	22
SLorenzo	COMIBOL	5751.32	5022.57	4441.50	0.70	701
SLorenzo	COMIBOL	5753.91	5045.03	4473.50	0.88	5,376			1.87
SLorenzo	COMIBOL	5754.87	5022.30	4441.50	0.90	877			4.46
SLorenzo	COMIBOL	5756.17	5044.81	4473.50	0.70	151
SLorenzo	COMIBOL	5758.31	5044.65	4473.50	0.70	301
SLorenzo	COMIBOL	5758.42	5021.75	4441.50	0.70	55			0.61
SLorenzo	COMIBOL	5761.73	5021.33	4441.50	0.70	9
SLorenzo	COMIBOL	5765.07	5022.09	4441.50	0.70	479
SLorenzo	COMIBOL	5767.03	5043.48	4473.50	0.88	200			0.24
SLorenzo	COMIBOL	5768.28	5023.91	4441.50	0.70	288			2.09
SLorenzo	COMIBOL	5769.27	5043.13	4473.50	0.88	800			1.15
SLorenzo	COMIBOL	5771.26	5042.84	4473.50	0.88	345			1.73
SLorenzo	COMIBOL	5771.49	5024.01	4441.50	0.80	448
SLorenzo	COMIBOL	5773.29	5042.49	4473.50	0.88	624			0.15
SLorenzo	COMIBOL	5774.41	5023.38	4441.50	0.70	325
SLorenzo	COMIBOL	5776.41	5022.88	4441.50	1.30	540			12.70
SLorenzo	COMIBOL	5778.61	5022.37	4441.50	0.70	616			3.75
SLorenzo	COMIBOL	5780.51	5021.91	4441.50	0.70	30
Union	PASB	5466.01	5150.75	4467.61	3.22	1,249	0.40	0.15	18.07
Union	PASB	5477.97	5160.91	4441.20	1.23	210	0.14	0.07	4.67
Union	PASB	5482.27	5163.21	4441.23	1.23	369	0.22	0.06	7.52
Union	PASB	5482.50	5212.18	4397.61	3.22	172	0.48	0.04	3.89
Union	PASB	5486.25	5165.97	4441.18	1.23	458	0.21	0.19	11.17
Union	PASB	5489.57	5168.06	4441.21	0.77	563	0.28	0.21	19.96
Union	PASB	5493.81	5170.10	4441.25	1.23	305	0.17	0.28	16.86
Union	PASB	5496.45	5171.30	4441.33	1.66	228	0.14	0.23	0.13
Union	PASB	5500.98	5173.38	4441.57	1.23	438	0.18	0.06	4.82
Union	PASB	5504.63	5174.96	4441.62	2.01	201	0.15	0.12	10.22
Union	PASB	5505.10	5223.85	4397.61	0.79	102	0.38	0.07	4.34
Union	PASB	5508.65	5175.60	4441.40	0.77	1,265	0.28	0.15	6.11
Union	PASB	5562.14	5253.35	4397.61	3.22	75	0.11	0.10	6.57
Union	PASB	5584.14	5294.62	4356.63	1.85	13	0.05	0.01	1.65
Union	PASB	5588.92	5294.15	4356.57	2.28	28	0.04	0.01	2.77
Union	PASB	5593.72	5294.33	4356.54	2.29	48	0.05	0.01	3.65
Union	PASB	5598.00	5294.96	4356.54	1.90	162	0.11	0.02	11.00
Union	PASB	5602.38	5296.43	4356.54	1.95	15	0.02	0.01	0.22
Union	PASB	5606.78	5297.61	4356.54	2.05	5	0.01	0.01	0.20
Union	PASB	5611.53	5298.00	4356.54	1.92	14	0.03	0.01	2.94
Union	PASB	5616.43	5298.47	4356.54	1.52	5	0.01	0.01	0.63
Union	PASB	5620.45	5298.75	4356.54	1.82	70	0.03	0.02	1.55
Union	PASB	5624.62	5298.90	4356.54	1.25	22	0.01	0.02	0.69
Union	PASB	5628.57	5299.03	4356.54	2.40	115	0.06	0.04	0.92
Union	PASB	5628.93	5263.95	4397.61	2.09	278	0.35	0.28	21.19
Union	PASB	5632.54	5298.63	4356.54	1.29	353	0.15	0.06	1.25
Union	PASB	5636.30	5297.83	4356.54	1.15	477	0.19	0.04	3.33
Union	PASB	5640.42	5296.74	4356.54	2.10	2,960	1.37	0.23	4.64
Union	PASB	5644.56	5296.10	4356.54	1.60	1,040	0.49	0.19	3.03
Union	PASB	5648.73	5296.07	4356.54	1.36	31	0.02	0.04	1.33

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	PASB	5652.75	5296.43	4356.54	0.70	8	0.00	0.01	0.03
Union	PASB	5656.67	5296.48	4356.54	0.70	10	0.01	0.01	0.04
Union	PASB	5660.79	5296.50	4356.54	0.82	27	0.04	0.01	0.16
Union	PASB	5664.70	5296.30	4356.54	0.75	625	0.37	0.09	0.42
Union	PASB	5668.18	5296.15	4356.54	1.66	422	0.28	0.07	1.36
Union	PASB	5672.15	5296.05	4356.54	1.84	2,660	1.37	0.07	1.30
Union	PASB	5675.27	5296.58	4356.54	2.10	2,650	1.37	0.11	4.05
Union	PASB	5679.44	5297.45	4356.54	1.15	945	1.17	0.21	1.37
Union	PASB	5683.17	5298.54	4356.54	0.70	657	0.69	0.18	1.41
Union	PASB	5687.31	5299.67	4356.54	0.70	122	0.28	0.08	0.48
Union	PASB	5691.16	5300.76	4356.54	1.15	1,600	1.37	0.28	2.81
Union	PASB	5694.83	5301.68	4356.54	1.45	934	1.37	0.17	1.10
Union	PASB	5699.13	5302.65	4356.54	0.80	28	0.07	0.02	0.09
Union	PASB	5702.78	5303.74	4356.54	1.10	31	0.29	0.03	0.15
Union	PASB	5706.90	5304.87	4356.54	0.90	102	0.49	0.05	0.36
Union	PASB	5710.72	5306.01	4356.54	1.10	25	0.05	0.01	0.09
Union	PASB	5714.95	5306.35	4356.54	1.20	43	0.89	0.04	0.24
Union	PASB	5719.24	5307.40	4356.54	1.20	269	0.51	0.07	0.34
Union	PASB	5723.32	5308.57	4356.54	0.75	43	0.15	0.04	0.24
Union	PASB	5725.75	5274.82	4437.61	2.85	190	0.14	0.05	5.91
Union	PASB	5727.39	5309.99	4356.54	0.72	46	0.19	0.03	0.20
Union	PASB	5731.02	5311.23	4356.54	0.82	35	0.14	0.06	0.29
Union	PASB	5735.22	5312.20	4356.54	1.06	20	0.05	0.03	0.14
Union	PASB	5739.28	5313.21	4356.54	1.18	34	0.12	0.05	0.29
Union	PASB	5743.66	5313.81	4356.54	1.50	117	0.33	0.05	0.29
Union	PASB	5748.44	5315.53	4356.54	0.70	73	0.21	0.05	0.21
Union	PASB	5752.38	5308.85	4356.54	2.40	65			1.36
Union	PASB	5752.79	5317.25	4356.54	0.75	48	0.42	0.05	0.22
Union	PASB	5756.19	5310.09	4356.54	1.75	160			0.41
Union	PASB	5756.70	5318.46	4356.54	0.80	202	0.74	0.14	0.57
Union	PASB	5760.46	5288.39	4437.61	0.76	288	0.15	0.28	13.14
Union	PASB	5760.99	5318.39	4356.54	0.70	136	0.48	0.16	0.57
Union	PASB	5761.33	5310.47	4356.54	2.50	30			0.29
Union	PASB	5765.43	5310.66	4356.54	2.00	95			1.04
Union	PASB	5765.46	5319.03	4356.54	0.83	132	1.23	0.15	0.48
Union	PASB	5770.15	5310.56	4356.54	1.40	101			1.77
Union	PASB	5774.72	5310.56	4356.54	2.15	51			1.20
Union	PASB	5778.82	5310.66	4356.54	1.95	161			0.62
Union	PASB	5781.81	5310.33	4356.54	2.35	320			0.41
Union	PASB	5785.65	5310.87	4356.54	2.35	160			0.44
Union	PASB	5789.59	5311.40	4356.54	1.90	370			0.29
Union	PASB	5793.32	5312.04	4356.54	2.65	303			0.64
Union	PASB	5797.37	5313.10	4356.54	2.45	69			0.24
Union	PASB	5810.24	5290.81	4394.48	1.80	1,916			0.64
Union	PASB	5814.76	5292.04	4394.50	1.90	2,174			0.87
Union	PASB	5816.70	5292.74	4394.50	1.05	135			8.14
Union	PASB	5818.79	5293.48	4394.51	1.20	1,270			1.64
Union	PASB	5820.84	5293.69	4394.51	1.35	2,598			0.64
Union	PASB	5822.94	5293.69	4394.51	1.45	3,143			0.51
Union	PASB	5824.97	5293.94	4394.51	1.20	2,010			0.89
Union	PASB	5826.94	5294.26	4394.52	1.10	3,143			2.15
Union	PASB	5827.73	5313.69	4356.54	1.95	66			0.86
Union	PASB	5828.85	5294.80	4394.52	1.75	3,143			1.14
Union	PASB	5830.83	5295.37	4394.52	2.10	515			2.02
Union	PASB	5831.74	5312.86	4356.54	2.25	47			0.35
Union	PASB	5835.72	5298.05	4394.53	1.30	866			2.00
Union	PASB	5836.41	5312.49	4356.54	1.80	129			0.64
Union	PASB	5837.40	5299.25	4394.49	1.30	3,143			2.03
Union	PASB	5838.61	5300.52	4394.42	1.40	2,532			2.69
Union	PASB	5839.80	5312.46	4356.54	2.35	110			0.14
Union	PASB	5840.65	5301.79	4394.39	1.60	360			9.12
Union	PASB	5842.27	5303.06	4394.35	1.00	938			3.47
Union	PASB	5843.67	5312.67	4356.54	2.10	157
Union	PASB	5843.89	5304.33	4394.31	1.80	2,603			24.30
Union	PASB	5845.56	5305.63	4394.27	1.00	266			4.69
Union	PASB	5846.88	5313.21	4356.54	1.65	343

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	PASB	5847.30	5306.74	4394.24	1.30	314			2.13
Union	PASB	5847.30	5339.36	4359.11	1.00	12			0.27
Union	PASB	5849.36	5339.56	4359.11	0.80	54			0.78
Union	PASB	5849.88	5313.25	4356.54	1.65	584
Union	PASB	5850.85	5309.31	4394.22	1.00	992			3.21
Union	PASB	5851.33	5339.73	4359.11	1.00	37			0.32
Union	PASB	5852.09	5313.09	4356.54	1.65	274
Union	PASB	5852.58	5310.42	4394.20	1.20	45			1.13
Union	PASB	5853.58	5341.06	4359.22	1.00	22			0.30
Union	PASB	5854.17	5313.17	4356.54	1.80	950
Union	PASB	5854.40	5311.57	4394.30	1.40	42			2.06
Union	PASB	5855.17	5342.43	4359.22	0.95	23			0.22
Union	PASB	5856.21	5313.46	4356.54	1.65	340
Union	PASB	5856.34	5312.49	4394.35	1.00	55			3.09
Union	PASB	5856.83	5343.66	4359.22	0.90	20			0.10
Union	PASB	5858.01	5344.65	4359.22	1.00	13			0.19
Union	PASB	5859.76	5313.08	4394.35	1.00	31			1.31
Union	PASB	5859.85	5345.66	4359.22	1.00	78			0.31
Union	PASB	5861.40	5347.11	4359.22	1.00	1,001			1.39
Union	PASB	5861.82	5313.88	4394.44	0.80	472			2.91
Union	PASB	5863.42	5347.88	4359.15	1.00	1,342			1.38
Union	PASB	5863.74	5314.65	4394.50	1.00	240			2.78
Union	PASB	5865.17	5348.96	4359.15	1.15	2,197			0.90
Union	PASB	5865.64	5315.42	4394.54	1.00	50			0.49
Union	PASB	5866.96	5350.06	4359.15	1.20	1,798			6.20
Union	PASB	5867.67	5316.25	4394.59	1.00	125			1.29
Union	PASB	5868.81	5350.92	4359.15	1.20	1,033			1.13
Union	PASB	5869.53	5318.16	4394.65	1.00	94			2.23
Union	PASB	5870.88	5351.69	4359.15	1.00	113			0.53
Union	PASB	5871.38	5318.03	4394.70	1.00	53			0.92
Union	PASB	5873.12	5352.44	4359.15	1.00	689			0.36
Union	PASB	5873.16	5318.90	4394.73	1.00	57			3.35
Union	PASB	5875.03	5319.78	4394.75	1.05	35			2.15
Union	PASB	5875.64	5352.94	4359.15	1.00	787			0.26
Union	PASB	5876.88	5320.68	4394.77	0.80	27			0.82
Union	PASB	5878.04	5353.37	4359.15	1.00	581			0.49
Union	PASB	5879.02	5321.39	4394.80	1.00	34			2.28
Union	PASB	5880.01	5353.79	4359.26	1.00	142			0.23
Union	PASB	5880.97	5322.04	4394.82	1.00	163			3.99
Union	PASB	5882.05	5354.35	4359.26	0.80	74			0.27
Union	PASB	5883.65	5322.60	4394.84	0.80	115			0.56
Union	PASB	5884.03	5354.81	4359.26	0.80	210			0.97
Union	PASB	5885.70	5322.74	4394.84	1.00	127			0.79
Union	PASB	5886.16	5355.05	4359.36	0.85	212			6.55
Union	PASB	5887.39	5322.45	4394.88	1.35	3,143			2.20
Union	PASB	5888.67	5321.92	4394.90	1.05	193			4.81
Union	PASB	5888.84	5354.83	4358.36	0.80	622			5.72
Union	PASB	5890.29	5354.63	4359.45	0.80	370			7.11
Union	PASB	5890.47	5321.18	4394.95	1.00	276			1.29
Union	PASB	5891.60	5321.43	4394.93	1.60	3,143			3.78
Union	PASB	5894.17	5353.52	4359.45	0.80	213			4.86
Union	PASB	5894.59	5321.21	4394.97	1.45	349			5.40
Union	PASB	5896.40	5352.98	4359.35	2.10	168			2.26
Union	PASB	5896.65	5321.24	4394.99	1.35	486			7.29
Union	PASB	5898.35	5352.32	4359.32	1.05	343			0.77
Union	PASB	5898.87	5321.26	4394.99	1.00	396			4.89
Union	PASB	5900.30	5351.65	4359.29	1.65	769			3.06
Union	PASB	5900.90	5320.79	4395.03	1.00	199			2.02
Union	PASB	5902.15	5351.07	4359.29	0.95	1,274			9.54
Union	PASB	5902.87	5320.35	4395.07	1.00	51			3.87
Union	PASB	5904.22	5350.86	4359.23	0.85	238			5.90
Union	PASB	5904.75	5319.87	4395.10	1.35	118			1.56
Union	PASB	5906.27	5350.55	4359.20	1.10	186			1.10
Union	PASB	5906.81	5319.80	4395.12	1.30	114			1.08
Union	PASB	5908.33	5350.13	4359.20	0.80	508			3.67
Union	PASB	5908.87	5319.74	4395.16	1.00	241			7.04

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	PASB	5910.53	5349.69	4359.15	1.00	718			12.26
Union	PASB	5910.93	5319.67	4395.18	1.10	174			3.07
Union	PASB	5912.52	5349.30	4359.15	1.35	426			9.50
Union	PASB	5912.99	5319.60	4395.20	0.90	232			2.84
Union	PASB	5914.54	5348.91	4359.15	1.15	573			6.23
Union	PASB	5915.00	5319.53	4395.22	0.80	37			1.32
Union	PASB	5916.59	5348.61	4359.34	0.90	304			5.76
Union	PASB	5917.05	5319.64	4395.25	1.10	1,403			2.23
Union	PASB	5918.62	5348.34	4359.34	0.85	637			7.20
Union	PASB	5920.64	5347.87	4359.46	0.80	182			9.15
Union	PASB	5921.92	5319.72	4395.29	0.80	294			1.52
Union	PASB	5923.88	5319.57	4395.32	0.80	274			1.63
Union	PASB	5924.72	5346.98	4359.46	0.80	334			1.38
Union	PASB	5925.95	5319.28	4395.34	0.80	226			1.79
Union	PASB	5926.71	5346.51	4359.58	0.80	142			8.88
Union	PASB	5927.99	5319.02	4395.37	1.60	641			1.03
Union	PASB	5928.76	5346.13	4359.64	0.80	179			15.92
Union	PASB	5930.08	5318.24	4395.39	0.80	44			0.76
Union	PASB	5930.68	5346.03	4359.64	0.95	759			3.28
Union	PASB	5932.10	5317.86	4395.41	0.80	24			0.80
Union	PASB	5932.73	5346.06	4359.83	0.85	80			1.32
Union	PASB	5935.04	5345.74	4359.83	0.80	42			0.76
Union	PASB	5935.59	5317.45	4395.44	0.95	173			3.05
Union	PASB	5936.93	5344.87	4359.83	0.80	90			5.71
Union	PASB	5937.59	5317.31	4395.43	0.90	311			1.63
Union	PASB	5939.34	5343.75	4359.83	1.05	35			3.16
Union	PASB	5939.65	5317.35	4395.42	0.80	6			0.69
Union	PASB	5941.22	5343.06	4359.83	1.25	19			0.71
Union	PASB	5941.71	5317.39	4395.42	0.80	7			0.61
Union	PASB	5943.21	5342.56	4359.81	1.05	85			1.34
Union	PASB	5943.77	5317.43	4395.40	1.05	84			0.84
Union	PASB	5945.21	5342.48	4359.81	0.95	412			13.00
Union	PASB	5945.82	5317.47	4395.38	0.80	135			1.35
Union	PASB	5947.25	5342.28	4359.81	1.20	587			7.21
Union	PASB	5949.27	5342.20	4359.81	1.50	23			2.50
Union	PASB	5950.08	5317.36	4395.37	0.80	39			1.34
Union	PASB	5951.33	5341.96	4359.75	1.10	12			0.34
Union	PASB	5952.11	5316.99	4395.37	0.80	69			7.41
Union	PASB	5953.43	5341.73	4359.74	1.15	4			0.09
Union	PASB	5954.13	5316.59	4395.36	0.85	81			1.42
Union	PASB	5956.16	5316.25	4395.36	1.55	338			1.87
Union	PASB	5957.49	5341.77	4359.71	1.00	614			12.87
Union	PASB	5958.19	5315.88	4395.34	1.25	345			3.31
Union	PASB	5960.74	5315.89	4395.39	1.00	53			2.10
Union	PASB	5962.30	5342.63	4359.71	1.00	191			2.81
Union	PASB	5962.59	5315.86	4395.43	1.00	265			13.25
Union	PASB	5964.65	5315.83	4395.49	0.80	94			3.22
Union	PASB	5966.82	5316.42	4395.54	0.80	247			11.22
Union	PASB	5967.85	5344.10	4359.90	0.80	22			0.29
Union	PASB	5968.87	5316.64	4395.58	0.80	45			4.41
Union	PASB	5969.94	5343.81	4359.90	0.80	23			1.31
Union	PASB	5970.92	5316.40	4395.64	0.80	31			1.09
Union	PASB	5972.97	5317.08	4395.70	0.80	22			1.48
Union	PASB	5973.07	5343.18	4359.90	0.80	52			1.83
Union	PASB	5975.01	5317.31	4395.74	1.00	8			0.58
Union	PASB	5975.06	5342.68	4359.92	0.80	14			0.94
Union	PASB	5977.06	5342.23	4359.92	0.90	87			0.96
Union	PASB	5979.09	5341.73	4359.94	0.90	2,906			5.89
Union	PASB	5981.14	5341.35	4359.94	1.20	1,426			20.92
Union	PASB	5981.34	5317.57	4395.90	0.80	472			6.95
Union	PASB	5983.03	5341.12	4359.94	1.00	555			17.58
Union	PASB	5983.40	5317.34	4395.93	1.00	500			13.21
Union	PASB	5985.06	5340.98	4359.95	1.30	2,436			19.19
Union	PASB	5985.46	5317.27	4395.91	1.00	353			9.45
Union	PASB	5987.21	5340.77	4359.95	0.90	2,179			12.26
Union	PASB	5987.59	5317.19	4395.90	1.00	456			15.93

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	PASB	5989.26	5340.21	4359.95	1.60	1,204			7.91
Union	PASB	5989.62	5316.90	4395.87	1.00	323			15.22
Union	PASB	5991.37	5339.53	4359.97	1.00	257			6.22
Union	PASB	5991.66	5316.60	4395.87	0.80	284			7.57
Union	PASB	5993.31	5339.08	4359.97	0.90	150			1.31
Union	PASB	5993.80	5316.08	4395.83	1.00	493			8.38
Union	PASB	5995.33	5338.44	4359.97	0.80	103			2.87
Union	PASB	5995.76	5315.57	4395.83	1.10	431			19.61
Union	PASB	5997.28	5337.79	4359.97	0.85	179			8.59
Union	PASB	5997.79	5315.17	4395.82	1.00	700			21.95
Union	PASB	5999.26	5337.40	4359.97	0.80	285			9.11
Union	PASB	5999.81	5314.76	4395.80	0.85	710			31.90
Union	PASB	6001.30	5336.80	4359.99	0.80	1,098			12.83
Union	PASB	6001.79	5314.35	4395.79	1.55	1,005			23.78
Union	PASB	6003.25	5336.20	4360.00	0.80	775			18.35
Union	PASB	6003.80	5314.08	4395.77	1.45	352			23.54
Union	PASB	6005.19	5335.59	4360.00	1.00	272			7.95
Union	PASB	6005.85	5313.87	4395.75	1.75	410			15.19
Union	PASB	6007.17	5335.03	4360.00	0.80	162			7.89
Union	PASB	6007.90	5313.67	4395.74	1.00	310			11.12
Union	PASB	6009.13	5334.43	4360.00	0.90	214			8.31
Union	PASB	6009.95	5313.48	4395.72	2.00	2,316			16.75
Union	PASB	6012.00	5313.29	4395.71	2.20	584			21.06
Union	PASB	6012.27	5333.36	4360.01	0.90	352			11.66
Union	PASB	6014.05	5313.10	4395.70	2.05	426			9.70
Union	PASB	6014.19	5332.74	4360.01	0.90	1,490			9.17
Union	PASB	6015.45	5313.00	4395.70	1.60	796			12.16
Union	PASB	6016.24	5332.25	4360.02	0.80	1,150			10.93
Union	PASB	6017.62	5312.60	4395.71	1.15	747			31.90
Union	PASB	6018.81	5331.31	4360.02	0.80	41			0.42
Union	PASB	6019.57	5311.94	4395.72	1.15	841			28.61
Union	PASB	6020.73	5330.60	4360.02	0.80	334			5.15
Union	PASB	6021.47	5311.29	4395.73	1.00	2,024			30.21
Union	PASB	6022.66	5329.88	4360.02	1.00	566			7.95
Union	PASB	6023.45	5310.99	4395.74	1.00	406			28.06
Union	PASB	6025.45	5310.47	4395.75	1.00	743			25.45
Union	PASB	6027.48	5310.14	4395.75	1.20	928			21.20
Union	PASB	6029.52	5309.82	4395.77	0.80	396			31.90
Union	PASB	6031.55	5309.50	4395.77	1.25	421			16.08
Union	PASB	6033.58	5309.18	4395.79	0.80	193			16.95
Union	PASB	6035.61	5308.85	4395.79	1.75	246			10.23
Union	PASB	6037.65	5308.53	4395.80	0.80	362			16.69
Union	PASB	6039.82	5308.55	4395.81	0.80	21			2.79
Union	PASB	6041.81	5308.03	4395.83	0.80	15			1.47
Union	PASB	6043.80	5307.50	4395.85	0.90	371			12.62
Union	PASB	6046.01	5306.84	4395.87	1.00	1,177			19.55
Union	PASB	6047.98	5306.33	4395.88	0.80	524			21.04
Union	PASB	6049.99	5305.87	4395.90	1.05	626			14.83
Union	PASB	6052.00	5305.39	4395.91	0.80	208			11.33
Union	PASB	6054.01	5304.93	4395.93	1.00	1,960			26.27
Union	PASB	6056.02	5304.47	4395.94	1.00	600			13.59
Union	PASB	6058.02	5303.99	4395.97	1.00	427			16.10
Union	PASB	6060.06	5303.36	4395.99	1.00	68			3.42
Union	PASB	6062.02	5302.74	4396.05	1.00	119			4.11
Union	PASB	6064.07	5302.25	4396.10	0.80	265			21.32
Union	PASB	6066.04	5301.63	4396.16	1.45	465			14.96
Union	PASB	6068.00	5301.00	4396.21	0.90	397			13.27
Union	PASB	6069.96	5300.39	4396.27	1.00	102			2.09
Union	PASB	6072.02	5299.73	4396.32	1.00	71			6.21
Union	PASB	6073.86	5298.79	4396.37	0.95	43			4.41
Union	PASB	6075.70	5297.85	4396.43	0.90	1			0.13
Union	PASB	6077.91	5296.74	4396.39	0.80	12			1.23
Union	PASB	6079.71	5295.81	4396.35	0.80	5			0.47
Union	PASB	6081.58	5294.95	4396.31	0.80	74			3.57
Union	PASB	6083.41	5294.11	4396.27	0.80	47			2.06
Union	PASB	6085.29	5293.43	4396.23	0.80	60			2.21

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	PASB	6087.29	5292.92	4396.18	0.80	3			0.19
Union	PASB	6089.19	5292.41	4396.15	0.85	45			2.48
Union	PASB	6091.24	5292.16	4396.10	0.80	13			1.95
Union	PASB	6093.28	5291.68	4396.05	0.80	2			0.40
Union	PASB	6095.28	5291.64	4396.00	0.80	12			1.12
Union	PASB	6097.28	5291.50	4396.00	0.80	1			0.16
Union	PASB	6099.34	5291.54	4396.00	0.90	1			0.44
Union	PASB	6101.40	5291.58	4396.00	0.80	1			0.05
Union	COMIBOL	5393.60	5172.84	4395.35	0.70	321			1.00
Union	COMIBOL	5395.73	5173.07	4395.35	1.15	340			1.93
Union	COMIBOL	5397.84	5173.48	4395.35	1.60	300			1.95
Union	COMIBOL	5399.78	5174.17	4395.35	0.70	260			3.32
Union	COMIBOL	5401.68	5175.18	4395.35	0.80	217			10.65
Union	COMIBOL	5403.34	5176.08	4395.35	1.20	470			1.24
Union	COMIBOL	5405.33	5177.17	4395.35	1.35	400			6.30
Union	COMIBOL	5407.00	5178.17	4395.35	0.80	1,160			5.20
Union	COMIBOL	5408.82	5179.35	4395.35	0.80	660			8.99
Union	COMIBOL	5409.86	5102.18	4505.15	0.70	69			5.92
Union	COMIBOL	5410.60	5180.60	4395.35	0.80	398			5.99
Union	COMIBOL	5411.93	5102.50	4505.15	0.70	168
Union	COMIBOL	5412.19	5181.84	4395.35	0.80	275			6.68
Union	COMIBOL	5413.86	5183.14	4395.35	0.80	990			11.80
Union	COMIBOL	5413.91	5103.12	4505.15	0.70	167			6.89
Union	COMIBOL	5415.50	5184.41	4395.35	1.00	390			1.28
Union	COMIBOL	5415.79	5103.77	4505.15	0.70	183			2.93
Union	COMIBOL	5417.04	5185.89	4395.35	1.00	2,180			12.40
Union	COMIBOL	5417.83	5104.48	4505.15	0.70	86			4.06
Union	COMIBOL	5418.41	5187.40	4395.35	1.00	740			1.45
Union	COMIBOL	5419.66	5105.20	4505.15	0.70	909			10.87
Union	COMIBOL	5419.83	5188.83	4395.35	1.00	768			6.50
Union	COMIBOL	5421.24	5190.49	4395.35	1.00	350			3.61
Union	COMIBOL	5421.54	5105.97	4505.15	0.70	183			25.29
Union	COMIBOL	5422.81	5192.10	4395.35	1.05	330			1.88
Union	COMIBOL	5423.43	5106.74	4505.15	0.80	2,808			29.44
Union	COMIBOL	5424.23	5193.26	4395.35	1.35	580			16.40
Union	COMIBOL	5425.40	5107.57	4505.15	1.10	680			31.90
Union	COMIBOL	5425.89	5194.58	4395.35	1.50	520			3.42
Union	COMIBOL	5427.17	5108.31	4505.15	0.90	537			4.44
Union	COMIBOL	5427.58	5195.87	4395.35	1.10	2,010			3.45
Union	COMIBOL	5429.14	5109.14	4505.15	0.90	525			13.90
Union	COMIBOL	5429.35	5197.04	4395.35	1.20	1,300			8.96
Union	COMIBOL	5430.70	5198.39	4395.35	0.80	500			2.62
Union	COMIBOL	5430.92	5109.98	4505.15	0.80	513			25.50
Union	COMIBOL	5431.95	5199.40	4395.35	0.80	420			1.34
Union	COMIBOL	5432.92	5110.99	4505.15	0.70	82			4.92
Union	COMIBOL	5433.07	5200.36	4395.35	0.80	520			2.10
Union	COMIBOL	5434.46	5201.69	4395.35	1.60	870			3.40
Union	COMIBOL	5434.72	5111.97	4505.15	0.70	0			1.33
Union	COMIBOL	5435.54	5202.72	4395.35	2.00	290			0.92
Union	COMIBOL	5436.35	5113.07	4505.15	0.70	26			2.95
Union	COMIBOL	5436.75	5203.83	4395.35	1.90	350			1.58
Union	COMIBOL	5437.94	5114.27	4505.15	0.70	10			0.57
Union	COMIBOL	5438.08	5204.94	4395.35	2.00	490			2.94
Union	COMIBOL	5439.28	5205.85	4395.35	2.50	400			2.29
Union	COMIBOL	5439.45	5115.60	4505.15	0.70	36			5.12
Union	COMIBOL	5440.46	5117.31	4505.15	0.80	304			13.90
Union	COMIBOL	5440.59	5206.86	4395.35	1.50	600			24.86
Union	COMIBOL	5441.82	5208.02	4395.35	1.50	510			3.34
Union	COMIBOL	5443.26	5209.09	4395.35	1.60	680			10.62
Union	COMIBOL	5444.53	5209.74	4395.35	1.20	220			1.32
Union	COMIBOL	5446.10	5210.44	4395.35	1.50	310			10.36
Union	COMIBOL	5447.61	5211.06	4395.35	2.00	100			23.70
Union	COMIBOL	5449.11	5211.66	4395.35	1.00	600			6.92
Union	COMIBOL	5450.60	5212.22	4395.35	2.40	910			7.32
Union	COMIBOL	5452.34	5212.87	4395.35	2.00	500			1.05
Union	COMIBOL	5453.72	5213.38	4395.35	2.20	630			1.80

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	COMIBOL	5455.25	5213.92	4395.35	2.40	490			2.90
Union	COMIBOL	5456.91	5214.51	4395.35	2.00	430			2.05
Union	COMIBOL	5458.49	5215.07	4395.35	3.00	310			4.40
Union	COMIBOL	5459.99	5215.65	4395.35	1.55	870			2.77
Union	COMIBOL	5461.73	5216.33	4395.35	1.50	30			0.38
Union	COMIBOL	5463.31	5217.10	4395.35	2.50	930			5.31
Union	COMIBOL	5465.12	5218.02	4395.35	1.55	870			2.77
Union	COMIBOL	5466.93	5218.82	4395.35	2.40	1,030			3.35
Union	COMIBOL	5468.93	5219.74	4395.35	2.00	930			5.31
Union	COMIBOL	5470.84	5220.67	4395.35	2.20	1,220			5.24
Union	COMIBOL	5472.79	5221.58	4395.35	1.45	450			10.71
Union	COMIBOL	5474.73	5222.38	4395.35	1.65	252			9.19
Union	COMIBOL	5476.80	5223.01	4395.35	2.25	320			13.10
Union	COMIBOL	5478.89	5223.55	4395.35	1.85	240			10.67
Union	COMIBOL	5480.86	5223.93	4395.35	1.80	150			9.82
Union	COMIBOL	5483.02	5224.27	4395.35	2.20	390			18.70
Union	COMIBOL	5485.26	5224.52	4395.35	2.00	170			26.30
Union	COMIBOL	5487.37	5224.69	4395.35	2.05	400			23.40
Union	COMIBOL	5489.50	5224.85	4395.35	1.95	130			12.90
Union	COMIBOL	5491.61	5224.85	4395.35	1.80	140			16.00
Union	COMIBOL	5494.08	5224.96	4395.35	2.05	100			12.10
Union	COMIBOL	5496.06	5225.17	4395.35	2.10	210			11.09
Union	COMIBOL	5497.93	5225.56	4395.35	2.00	460			9.80
Union	COMIBOL	5500.05	5226.26	4395.35	1.70	40			4.00
Union	COMIBOL	5502.02	5227.07	4395.35	1.35	450			4.00
Union	COMIBOL	5504.01	5228.39	4395.35	1.60	90			4.00
Union	COMIBOL	5505.67	5229.49	4395.35	2.10	260			4.00
Union	COMIBOL	5507.35	5230.43	4395.35	0.90	160			2.10
Union	COMIBOL	5509.55	5231.46	4395.35	1.40	150			3.15
Union	COMIBOL	5511.53	5232.28	4395.35	1.25	380			4.10
Union	COMIBOL	5513.30	5233.17	4395.35	0.80	130			2.15
Union	COMIBOL	5521.78	5241.51	4395.35	0.80	31			2.68
Union	COMIBOL	5522.71	5243.22	4395.35	1.10	290			31.90
Union	COMIBOL	5523.95	5245.14	4395.35	1.00	730			16.20
Union	COMIBOL	5525.20	5246.97	4395.35	0.80	69			2.54
Union	COMIBOL	5526.50	5248.67	4395.35	0.80	119			1.98
Union	COMIBOL	5527.67	5250.22	4395.35	0.80	2,389			18.55
Union	COMIBOL	5528.75	5251.83	4395.35	0.80	731			18.94
Union	COMIBOL	5530.04	5253.73	4395.35	0.80	454			18.15
Union	COMIBOL	5531.26	5255.28	4395.35	1.00	91			2.00
Union	COMIBOL	5532.91	5256.83	4395.35	1.00	1,120			8.75
Union	COMIBOL	5534.73	5257.71	4395.35	1.10	460			19.25
Union	COMIBOL	5536.63	5258.54	4395.35	0.80	805			0.78
Union	COMIBOL	5537.95	5162.65	4505.15	0.70	43			9.97
Union	COMIBOL	5538.79	5259.02	4395.35	0.80	360			8.63
Union	COMIBOL	5540.06	5163.51	4505.15	0.70	96			31.71
Union	COMIBOL	5540.65	5259.43	4395.35	1.00	380			8.89
Union	COMIBOL	5541.95	5164.44	4505.15	0.70	17			2.50
Union	COMIBOL	5542.69	5259.87	4395.35	1.10	1,180			30.40
Union	COMIBOL	5543.86	5165.46	4505.15	0.70	1			2.41
Union	COMIBOL	5544.85	5260.32	4395.35	1.20	2,050			31.90
Union	COMIBOL	5545.86	5166.59	4505.15	0.70	22			2.05
Union	COMIBOL	5546.89	5260.74	4395.35	1.80	2,350			31.90
Union	COMIBOL	5547.55	5167.62	4505.15	0.70	22			3.68
Union	COMIBOL	5548.78	5261.23	4395.35	1.80	1,900			31.90
Union	COMIBOL	5549.57	5168.71	4505.15	0.70	6			0.74
Union	COMIBOL	5550.91	5261.79	4395.35	1.20	1,550			31.40
Union	COMIBOL	5551.47	5169.64	4505.15	0.70	4			0.99
Union	COMIBOL	5552.89	5262.32	4395.35	1.40	1,120			31.90
Union	COMIBOL	5553.62	5170.11	4505.15	0.70	64			7.34
Union	COMIBOL	5554.89	5262.73	4395.35	1.20	3,143			31.90
Union	COMIBOL	5555.84	5170.50	4505.15	0.70	22			1.23
Union	COMIBOL	5557.05	5262.87	4395.35	1.20	520			31.90
Union	COMIBOL	5558.03	5170.47	4505.15	0.70	51			3.02
Union	COMIBOL	5558.99	5263.00	4395.35	1.20	3,143			19.15
Union	COMIBOL	5560.11	5170.45	4505.15	0.80	48			4.32

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	COMIBOL	5561.32	5263.19	4395.35	0.80
Union	COMIBOL	5563.32	5263.38	4395.35	0.80	563			30.00
Union	COMIBOL	5565.52	5263.59	4395.35	0.80	1,388			7.11
Union	COMIBOL	5567.65	5263.78	4395.35	0.80	688			23.91
Union	COMIBOL	5570.01	5263.97	4395.35	0.80	3,143			7.06
Union	COMIBOL	5572.14	5264.06	4395.35	0.80	3,143			8.45
Union	COMIBOL	5574.49	5264.06	4395.35	0.80	2,900			29.25
Union	COMIBOL	5576.69	5264.06	4395.35	0.80	3,143			21.56
Union	COMIBOL	5578.90	5264.05	4395.35	0.80	3,143			10.59
Union	COMIBOL	5581.17	5264.00	4395.35	0.80	1,671			11.11
Union	COMIBOL	5583.52	5263.94	4395.35	0.80	3,143			10.16
Union	COMIBOL	5585.78	5263.94	4395.35	0.80	3,143			5.88
Union	COMIBOL	5587.92	5263.96	4395.35	0.80	3,143			8.55
Union	COMIBOL	5590.26	5263.98	4395.35	0.80	3,143			6.60
Union	COMIBOL	5592.59	5264.01	4395.35	0.80	796			4.54
Union	COMIBOL	5594.66	5264.08	4395.35	0.80	525			5.56
Union	COMIBOL	5597.07	5264.15	4395.35	0.80	1,321			3.18
Union	COMIBOL	5599.41	5264.27	4395.35	0.80	1,975			4.05
Union	COMIBOL	5601.54	5264.48	4395.35	0.80	3,143			20.90
Union	COMIBOL	5603.89	5264.72	4395.35	0.80	3,143			14.70
Union	COMIBOL	5606.09	5264.92	4395.35	0.80	3,143			7.10
Union	COMIBOL	5608.34	5265.09	4395.35	0.80	3,143			6.90
Union	COMIBOL	5610.57	5265.26	4395.35	0.80	3,143			4.86
Union	COMIBOL	5612.92	5265.44	4395.35	0.80	3,143			2.31
Union	COMIBOL	5614.30	5232.49	4471.00	1.20	590			11.63
Union	COMIBOL	5615.19	5265.54	4395.35	0.80	3,143			1.86
Union	COMIBOL	5616.37	5232.91	4471.00	1.00	160
Union	COMIBOL	5617.39	5265.63	4395.35	0.80	1,844			0.88
Union	COMIBOL	5618.64	5233.37	4471.00	0.80	481			14.10
Union	COMIBOL	5619.76	5266.22	4395.35	0.80	3,143			2.06
Union	COMIBOL	5620.82	5233.80	4471.00	0.70	0
Union	COMIBOL	5621.68	5267.01	4395.35	0.80	3,143			5.48
Union	COMIBOL	5623.10	5234.25	4471.00	0.80	198			8.18
Union	COMIBOL	5623.79	5267.94	4395.35	0.80	3,143			1.73
Union	COMIBOL	5625.24	5234.68	4471.00	0.80	670
Union	COMIBOL	5629.63	5235.79	4471.00	0.80	10
Union	COMIBOL	5631.53	5236.33	4471.00	0.80	55			2.05
Union	COMIBOL	5633.88	5237.03	4471.00	0.80
Union	COMIBOL	5636.00	5237.66	4471.00	0.80	10			1.56
Union	COMIBOL	5638.00	5238.31	4471.00	0.80
Union	COMIBOL	5640.18	5239.03	4471.00	0.80	10			3.20
Union	COMIBOL	5640.25	5252.32	4438.75	1.60	310
Union	COMIBOL	5642.47	5239.75	4471.00	0.80	10
Union	COMIBOL	5642.94	5252.93	4438.75	1.60	510			11.80
Union	COMIBOL	5645.68	5254.03	4438.75	1.20	310
Union	COMIBOL	5648.02	5254.91	4438.75	1.00	350			17.20
Union	COMIBOL	5649.82	5255.57	4438.75	0.80	275			3.91
Union	COMIBOL	5651.87	5256.36	4438.75	0.80	25			0.48
Union	COMIBOL	5653.77	5257.30	4438.75	0.80	62			0.69
Union	COMIBOL	5654.07	5243.14	4471.00	0.70	150			5.30
Union	COMIBOL	5655.68	5258.24	4438.75	0.80	50			0.53
Union	COMIBOL	5656.02	5243.65	4471.00	1.70	150			5.35
Union	COMIBOL	5657.41	5259.09	4438.75	0.80	56			0.48
Union	COMIBOL	5657.98	5244.17	4471.00	1.50	210
Union	COMIBOL	5659.34	5260.03	4438.75	0.80	296			0.96
Union	COMIBOL	5659.89	5244.73	4471.00	1.60	400			23.10
Union	COMIBOL	5661.28	5260.97	4438.75	0.80	12			0.12
Union	COMIBOL	5661.86	5245.30	4471.00	0.80	175			18.20
Union	COMIBOL	5663.33	5261.89	4438.75	0.80	10			0.37
Union	COMIBOL	5663.68	5245.83	4471.00	0.80	59
Union	COMIBOL	5665.28	5262.70	4438.75	0.80
Union	COMIBOL	5665.68	5246.43	4471.00	0.80	78			10.95
Union	COMIBOL	5667.11	5263.46	4438.75	0.80	158			4.89
Union	COMIBOL	5667.47	5246.99	4471.00	0.80	156			2.19
Union	COMIBOL	5669.07	5264.25	4438.75	0.80	1,750			8.42
Union	COMIBOL	5669.37	5247.58	4471.00	0.70	345

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Union	COMIBOL	5671.00	5264.98	4438.75	1.00	140			6.92
Union	COMIBOL	5671.27	5248.18	4471.00	1.20	220			17.23
Union	COMIBOL	5672.97	5265.72	4438.75	1.20	730			15.75
Union	COMIBOL	5673.25	5248.81	4471.00	0.80	456
Union	COMIBOL	5675.05	5266.50	4438.75	0.80	219			5.05
Union	COMIBOL	5675.06	5249.41	4471.00	0.80	10			7.22
Union	COMIBOL	5676.87	5250.00	4471.00	0.80	10
Union	COMIBOL	5676.87	5267.19	4438.75	0.80	980			15.07
Union	COMIBOL	5678.89	5250.66	4471.00	0.80	60			4.85
Union	COMIBOL	5679.11	5267.88	4438.75	1.10	1,000			5.45
Union	COMIBOL	5680.64	5251.27	4471.00	0.80	130
Union	COMIBOL	5681.61	5268.47	4438.75	1.40	180			5.85
Union	COMIBOL	5682.60	5251.95	4471.00	0.80	99			9.86
Union	COMIBOL	5683.80	5269.46	4438.75	1.60	780			7.20
Union	COMIBOL	5684.41	5252.59	4471.00	0.80	150
Union	COMIBOL	5686.20	5270.27	4438.75	0.80	1,200			13.40
Union	COMIBOL	5686.25	5253.27	4471.00	0.80	146			0.75
Union	COMIBOL	5688.18	5253.97	4471.00	0.80	190
Union	COMIBOL	5688.33	5271.06	4438.75	0.80	472			1.69
Union	COMIBOL	5690.08	5254.81	4471.00	0.80	172			2.77
Union	COMIBOL	5690.21	5271.97	4438.75	0.80	435			10.42
Union	COMIBOL	5691.71	5255.57	4471.00	1.20	310
Union	COMIBOL	5692.27	5272.99	4438.75	0.80	142			5.57
Union	COMIBOL	5694.36	5274.19	4438.75	0.80	319			5.55
Union	COMIBOL	5696.01	5275.42	4438.75	0.80	397			6.88
Union	COMIBOL	5697.73	5276.68	4438.75	0.80	890			6.18
Union	COMIBOL	5699.81	5277.66	4438.75	1.00	1,630			12.02
Union	COMIBOL	5701.86	5278.53	4438.75	1.00	580			7.22
Union	COMIBOL	5703.91	5279.31	4438.75	1.60	650			11.37
Union	COMIBOL	5705.96	5280.01	4438.75	0.80	140			1.71
6Agosto	PASB	4391.93	5413.85	4437.61	1.90	56	0.05	0.20	1.24
6Agosto	PASB	4438.27	5425.11	4398.26	1.00	167	0.35	0.11	0.85
6Agosto	PASB	4442.06	5423.86	4398.26	1.35	55	0.06	0.08	0.24
6Agosto	PASB	4446.03	5423.37	4398.26	0.80	122	0.16	0.10	0.49
6Agosto	PASB	4449.83	5422.74	4398.26	0.70	105	0.17	0.08	0.32
6Agosto	PASB	4453.86	5421.87	4398.26	0.70	43	0.05	0.02	0.30
6Agosto	PASB	4457.68	5420.74	4398.26	0.90	140	0.15	0.03	0.35
6Agosto	PASB	4461.60	5420.00	4398.26	0.85	92	0.17	0.06	0.29
6Agosto	PASB	4465.45	5419.69	4398.26	0.70	109	0.15	0.02	0.33
6Agosto	PASB	4467.47	5397.94	4437.61	2.64	87	0.06	0.74	2.09
6Agosto	PASB	4469.50	5419.37	4398.26	0.90	94	0.29	0.05	0.46
6Agosto	PASB	4472.73	5374.15	4467.61	3.10	186	0.21	1.33	4.84
6Agosto	PASB	4473.54	5418.75	4398.26	1.90	49	0.06	0.05	0.60
6Agosto	PASB	4478.14	5417.95	4398.26	2.15	25	0.06	0.02	0.43
6Agosto	PASB	4481.95	5416.56	4398.26	1.20	27	0.04	0.03	0.67
6Agosto	PASB	4485.74	5415.51	4398.26	1.70	16	0.05	0.04	0.39
6Agosto	PASB	4489.47	5414.45	4398.26	2.65	130	0.19	0.22	1.62
6Agosto	PASB	4493.45	5413.21	4398.26	1.50	75	0.09	0.06	1.18
6Agosto	PASB	4497.36	5412.34	4398.26	0.70	49	0.03	0.03	0.40
6Agosto	PASB	4501.35	5411.41	4398.26	0.70	30	0.02	0.04	0.76
6Agosto	PASB	4505.07	5410.35	4398.26	1.35	43	0.02	0.04	0.59
6Agosto	PASB	4508.95	5408.91	4398.26	1.55	83	0.04	0.19	2.36
6Agosto	PASB	4513.16	5407.86	4398.26	1.49	73	0.08	0.06	1.74
6Agosto	PASB	4517.17	5406.93	4398.26	1.45	111	0.15	0.13	1.80
6Agosto	PASB	4521.13	5405.80	4398.26	1.65	56	0.06	0.04	0.73
6Agosto	PASB	4525.22	5404.91	4398.26	1.20	76	0.08	0.06	1.54
6Agosto	PASB	4529.23	5403.94	4398.26	1.20	94	0.17	0.11	1.75
6Agosto	PASB	4533.49	5404.23	4398.26	1.60	58	0.08	0.08	1.49
6Agosto	PASB	4537.43	5402.92	4398.26	1.98	56	0.06	0.06	1.35
6Agosto	PASB	4537.45	5358.49	4467.61	3.20	375	1.20	0.10	3.46
6Agosto	PASB	4541.35	5401.48	4398.26	2.70	101	0.09	0.06	1.95
6Agosto	PASB	4542.17	5376.39	4437.36	2.84	388	0.19	0.93	2.19
6Agosto	PASB	4545.65	5400.55	4398.26	2.60	85	0.06	0.08	2.63
6Agosto	PASB	4546.23	5375.65	4437.41	3.24	436	0.26	0.92	0.07
6Agosto	PASB	4549.49	5399.88	4398.26	2.20	131	0.14	0.08	1.57
6Agosto	PASB	4550.31	5375.08	4437.44	2.61	210	0.14	0.59	0.11

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	4553.54	5399.26	4398.26	1.70	103	0.09	0.07	1.00
6Agosto	PASB	4554.35	5374.25	4437.44	2.14	307	0.20	0.48	3.19
6Agosto	PASB	4557.67	5398.33	4398.26	1.98	35	0.04	0.09	0.70
6Agosto	PASB	4558.36	5373.20	4437.27	2.68	361	0.20	0.41	0.04
6Agosto	PASB	4561.93	5397.06	4398.26	2.05	89	0.07	0.04	0.55
6Agosto	PASB	4562.40	5372.42	4437.71	2.60	243	0.12	0.56	0.04
6Agosto	PASB	4566.02	5395.84	4398.26	1.66	105	0.11	0.09	0.97
6Agosto	PASB	4566.93	5371.41	4437.68	3.32	498	0.23	0.93	0.20
6Agosto	PASB	4568.56	5374.60	4437.61	2.04	141	0.10	0.62	6.86
6Agosto	PASB	4569.71	5394.65	4398.26	1.85	65	0.06	0.04	0.90
6Agosto	PASB	4571.95	5370.31	4437.70	3.00	563	0.25	0.92	9.85
6Agosto	PASB	4573.43	5393.30	4398.26	1.25	124	0.17	0.05	1.25
6Agosto	PASB	4576.03	5369.06	4438.00	3.61	323	0.16	0.28	2.58
6Agosto	PASB	4577.56	5392.25	4398.26	1.55	41	0.02	0.04	0.58
6Agosto	PASB	4581.39	5368.07	4437.64	3.07	204	0.16	0.29	0.06
6Agosto	PASB	4581.39	5391.45	4398.26	2.00	46	0.03	0.04	0.75
6Agosto	PASB	4584.90	5367.94	4437.33	3.20	119	0.08	0.56	0.09
6Agosto	PASB	4585.57	5390.69	4398.26	2.00	142	0.09	0.12	0.91
6Agosto	PASB	4588.69	5367.52	4437.54	2.94	82	0.05	0.25	0.04
6Agosto	PASB	4589.60	5389.96	4398.26	2.35	166	0.07	1.30	1.26
6Agosto	PASB	4592.44	5366.88	4437.66	1.80	208	0.17	0.67	5.82
6Agosto	PASB	4593.69	5389.54	4398.26	2.40	254	0.14	0.12	0.87
6Agosto	PASB	4596.02	5365.77	4438.00	2.81	166	0.12	0.44	0.11
6Agosto	PASB	4597.73	5388.53	4398.26	2.20	130	0.11	0.09	1.48
6Agosto	PASB	4602.00	5387.65	4398.26	2.45	163	0.15	0.07	0.90
6Agosto	PASB	4602.04	5364.32	4437.79	2.28	157	0.13	0.65	0.14
6Agosto	PASB	4605.86	5363.42	4437.69	2.89	105	0.08	0.22	0.07
6Agosto	PASB	4606.02	5386.75	4398.26	2.35	79	0.06	0.08	0.81
6Agosto	PASB	4609.90	5386.12	4398.26	2.35	333	0.19	0.15	1.29
6Agosto	PASB	4610.26	5362.21	4437.81	2.93	137	0.09	0.30	5.44
6Agosto	PASB	4613.39	5361.59	4437.71	2.54	162	0.10	0.39	0.11
6Agosto	PASB	4613.52	5385.10	4398.26	1.90	108	0.07	0.08	0.91
6Agosto	PASB	4617.26	5361.08	4437.55	2.29	221	0.10	0.46	11.83
6Agosto	PASB	4617.36	5384.05	4398.26	3.40	97	0.07	0.08	0.70
6Agosto	PASB	4620.69	5360.39	4437.50	1.70	331	0.16	0.46	6.27
6Agosto	PASB	4621.32	5383.46	4398.34	2.75	95	0.12	0.13	1.30
6Agosto	PASB	4624.39	5359.38	4437.59	2.42	246	0.16	0.42	0.06
6Agosto	PASB	4627.50	5383.43	4398.34	1.38	78	0.11	0.08	1.00
6Agosto	PASB	4627.91	5358.55	4437.65	1.85	210	0.21	0.49	0.03
6Agosto	PASB	4631.62	5383.08	4398.25	1.18	108	0.15	0.05	4.47
6Agosto	PASB	4635.66	5357.58	4437.64	1.78	276	0.14	0.22	0.02
6Agosto	PASB	4635.74	5382.43	4398.25	1.10	116	0.13	0.11	4.84
6Agosto	PASB	4639.24	5356.81	4437.54	2.59	231	0.10	0.28	0.08
6Agosto	PASB	4639.86	5381.59	4398.25	1.00	46	0.04	0.05	2.24
6Agosto	PASB	4643.77	5380.63	4398.23	0.85	80	0.06	0.33	2.14
6Agosto	PASB	4645.00	5355.65	4437.75	2.25	181	0.11	0.20	0.04
6Agosto	PASB	4647.59	5379.75	4398.34	1.90	61	0.04	0.05	2.49
6Agosto	PASB	4650.77	5355.01	4437.30	2.73	125	0.09	0.17	0.03
6Agosto	PASB	4651.71	5378.82	4398.43	1.62	16	0.02	0.03	0.53
6Agosto	PASB	4652.05	5357.03	4437.61	2.04	109	0.06	0.11	1.20
6Agosto	PASB	4655.03	5401.67	4357.14	0.70	32	0.11	0.01	0.29
6Agosto	PASB	4655.52	5377.91	4398.40	1.70	22	0.02	0.03	0.77
6Agosto	PASB	4655.78	5353.62	4437.46	2.93	114	0.08	0.13	0.02
6Agosto	PASB	4659.13	5401.23	4357.14	0.70	97	0.26	0.01	0.33
6Agosto	PASB	4659.43	5376.98	4398.27	1.10	44	0.09	0.07	2.00
6Agosto	PASB	4663.24	5400.61	4357.14	0.70	19	0.03	0.01	0.26
6Agosto	PASB	4663.55	5376.07	4398.15	1.50	73	0.09	0.08	2.86
6Agosto	PASB	4666.43	5351.82	4437.35	2.41	125	0.13	0.25	3.88
6Agosto	PASB	4667.11	5399.80	4357.14	1.35	78	0.14	0.02	0.98
6Agosto	PASB	4667.67	5375.61	4398.05	1.60	123	0.11	0.16	2.98
6Agosto	PASB	4671.09	5398.74	4357.14	1.65	116	0.25	0.02	0.82
6Agosto	PASB	4671.79	5374.88	4397.89	0.90	95	0.10	0.09	3.24
6Agosto	PASB	4672.95	5349.92	4437.43	2.17	52	0.04	0.16	0.08
6Agosto	PASB	4675.00	5397.88	4357.14	1.10	100	0.33	0.02	0.67
6Agosto	PASB	4676.22	5373.94	4397.84	1.85	135	0.15	0.10	3.14
6Agosto	PASB	4678.58	5348.60	4437.74	3.02	135	0.13	0.28	9.61

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	4678.92	5397.00	4357.14	0.80	250	0.17	0.01	0.70
6Agosto	PASB	4680.24	5372.98	4397.79	1.60	208	0.14	0.92	7.20
6Agosto	PASB	4682.64	5396.00	4357.14	0.70	25	0.07	0.01	0.51
6Agosto	PASB	4684.15	5372.08	4397.77	2.30	286	0.15	0.14	1.60
6Agosto	PASB	4685.96	5346.73	4437.52	2.45	80	0.07	0.21	6.92
6Agosto	PASB	4686.89	5395.34	4357.14	0.98	34	0.04	0.02	0.41
6Agosto	PASB	4688.27	5371.32	4397.90	1.30	66	0.07	0.14	4.30
6Agosto	PASB	4689.68	5345.83	4437.84	2.33	147	0.14	0.30	0.04
6Agosto	PASB	4690.65	5394.84	4357.14	0.88	38	0.06	0.02	0.49
6Agosto	PASB	4691.09	5323.23	4467.61	1.91	144	0.10	0.08	5.50
6Agosto	PASB	4691.98	5370.58	4397.74	2.60	88	0.09	0.12	3.25
6Agosto	PASB	4693.36	5344.98	4437.72	2.51	141	0.19	0.21	0.04
6Agosto	PASB	4695.13	5394.45	4357.14	1.15	57	0.09	0.01	0.27
6Agosto	PASB	4696.51	5369.69	4397.82	1.95	54	0.08	0.10	2.60
6Agosto	PASB	4697.11	5344.29	4437.60	3.20	117	0.09	1.25	0.06
6Agosto	PASB	4699.04	5393.48	4357.14	0.82	60	0.07	0.02	0.55
6Agosto	PASB	4700.63	5368.86	4397.82	2.15	69	0.10	0.13	1.28
6Agosto	PASB	4700.99	5344.24	4437.64	2.45	285	0.18	0.53	6.48
6Agosto	PASB	4701.98	5345.17	4437.61	2.48	220	0.24	0.39	7.39
6Agosto	PASB	4702.83	5392.75	4357.14	0.97	47	0.06	0.02	0.78
6Agosto	PASB	4704.24	5368.01	4397.81	1.10	227	0.17	0.44	7.00
6Agosto	PASB	4704.78	5343.10	4437.52	2.77	377	0.34	0.92	0.26
6Agosto	PASB	4706.57	5392.45	4357.14	0.95	121	0.18	0.03	1.05
6Agosto	PASB	4708.15	5367.17	4397.82	0.95	306	0.15	0.18	5.50
6Agosto	PASB	4710.24	5342.09	4437.61	2.18	388	0.32	1.48	9.49
6Agosto	PASB	4711.62	5391.43	4357.14	0.70	97	0.17	0.02	0.78
6Agosto	PASB	4711.96	5366.62	4397.53	1.10	83	0.12	0.12	3.00
6Agosto	PASB	4713.92	5341.61	4437.68	2.39	267	0.33	0.45	9.84
6Agosto	PASB	4715.51	5390.56	4357.14	0.95	65	0.12	0.02	0.53
6Agosto	PASB	4716.08	5366.10	4397.44	0.86	108	0.13	0.17	3.50
6Agosto	PASB	4717.61	5341.27	4437.74	1.66	424	0.26	1.60	9.00
6Agosto	PASB	4720.20	5365.41	4397.28	1.15	448	0.27	0.20	3.60
6Agosto	PASB	4720.79	5389.73	4357.14	0.80	22	0.03	0.02	0.67
6Agosto	PASB	4721.45	5340.47	4437.79	1.51	399	0.25	1.60	8.94
6Agosto	PASB	4723.29	5364.83	4397.50	1.50	133	0.17	0.34	4.70
6Agosto	PASB	4725.07	5389.08	4357.14	0.78	98	0.17	0.03	1.19
6Agosto	PASB	4725.16	5339.67	4437.84	1.92	240	0.20	0.34	0.07
6Agosto	PASB	4727.41	5364.12	4397.89	0.85	192	0.25	0.40	8.50
6Agosto	PASB	4728.85	5338.68	4437.94	2.94	213	0.16	0.18	0.04
6Agosto	PASB	4729.09	5388.31	4357.14	0.88	39	0.05	0.03	0.87
6Agosto	PASB	4731.74	5363.84	4397.53	1.40	307	0.34	0.28	3.40
6Agosto	PASB	4732.54	5337.81	4438.04	3.07	52	0.06	0.12	0.04
6Agosto	PASB	4733.10	5387.71	4357.14	0.70	50	0.11	0.02	0.54
6Agosto	PASB	4736.03	5336.85	4437.95	3.18	123	0.12	0.19	4.63
6Agosto	PASB	4736.06	5363.34	4397.39	1.15	49	0.08	0.13	1.28
6Agosto	PASB	4737.25	5387.20	4357.14	0.70	103	0.12	0.04	0.60
6Agosto	PASB	4739.12	5336.03	4437.75	1.83	89	0.10	0.14	5.71
6Agosto	PASB	4739.98	5362.42	4397.45	1.00	166	0.26	0.11	2.00
6Agosto	PASB	4741.52	5387.01	4357.14	0.70	168	0.28	0.05	1.14
6Agosto	PASB	4743.89	5361.51	4397.29	1.70	130	0.20	0.07	0.60
6Agosto	PASB	4745.49	5385.84	4357.14	0.70	173	0.28	0.03	0.79
6Agosto	PASB	4745.51	5334.40	4437.59	2.37	52	0.06	0.10	2.56
6Agosto	PASB	4748.01	5360.55	4397.10	0.85	19	0.02	0.06	0.40
6Agosto	PASB	4748.10	5333.74	4437.62	2.10	217	0.22	0.16	5.41
6Agosto	PASB	4748.83	5384.92	4357.14	0.70	108	0.17	0.02	0.64
6Agosto	PASB	4752.13	5359.88	4397.07	2.50	55	0.04	0.05	0.46
6Agosto	PASB	4753.18	5384.65	4357.14	0.70	108	0.23	0.03	0.80
6Agosto	PASB	4756.87	5359.32	4397.04	3.20	19	0.15	0.02	0.26
6Agosto	PASB	4756.91	5331.64	4438.57	2.38	67	0.06	0.10	4.03
6Agosto	PASB	4757.56	5384.22	4357.14	0.70	118	0.29	0.02	0.58
6Agosto	PASB	4760.37	5359.00	4397.18	2.80	13	0.11	0.02	0.22
6Agosto	PASB	4760.86	5333.26	4437.61	3.31	79	0.09	0.06	4.03
6Agosto	PASB	4761.35	5383.65	4357.14	0.70	42	0.05	0.02	0.49
6Agosto	PASB	4761.79	5331.19	4439.12	2.40	604	0.27	0.27	0.92
6Agosto	PASB	4762.18	5313.20	4467.61	3.65	106	0.12	0.05	1.98
6Agosto	PASB	4764.49	5358.74	4397.45	2.75	20	0.01	0.03	0.19

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	4764.74	5383.13	4357.14	0.80	32	0.04	0.01	0.33
6Agosto	PASB	4765.72	5331.18	4439.19	1.71	26	0.08	0.08	1.78
6Agosto	PASB	4768.20	5358.51	4397.27	2.45	50	0.05	0.05	0.33
6Agosto	PASB	4768.94	5383.05	4357.14	0.70	28	0.04	0.01	0.38
6Agosto	PASB	4769.60	5331.58	4439.22	1.93	77	0.08	0.13	1.86
6Agosto	PASB	4772.22	5358.37	4397.14	2.55	220	0.26	0.06	0.65
6Agosto	PASB	4773.13	5382.62	4357.14	1.00	20	0.03	0.01	0.50
6Agosto	PASB	4773.76	5331.87	4439.07	2.15	31	0.06	0.07	0.01
6Agosto	PASB	4776.44	5358.15	4397.06	2.25	102	0.11	0.05	0.65
6Agosto	PASB	4776.93	5331.50	4438.92	5.05	76	0.08	0.10	1.73
6Agosto	PASB	4777.88	5381.86	4357.14	2.36	26	0.04	0.02	0.64
6Agosto	PASB	4780.76	5358.10	4396.88	2.10	130	0.13	0.05	1.13
6Agosto	PASB	4782.00	5381.29	4357.14	1.78	48	0.15	0.02	0.50
6Agosto	PASB	4782.37	5330.49	4438.56	4.67	29	0.03	0.10	0.06
6Agosto	PASB	4785.09	5357.99	4397.08	2.15	23	0.02	0.03	0.16
6Agosto	PASB	4786.17	5380.90	4357.14	2.30	23	0.04	0.02	0.64
6Agosto	PASB	4786.33	5330.56	4438.34	3.23	24	0.03	0.10	1.11
6Agosto	PASB	4789.21	5357.55	4397.15	1.75	25	0.02	0.03	0.47
6Agosto	PASB	4790.25	5380.07	4357.14	2.30	15	0.02	0.03	0.69
6Agosto	PASB	4790.77	5330.35	4438.37	1.94	34	0.05	0.09	2.70
6Agosto	PASB	4793.33	5356.48	4396.97	1.88	41	0.05	0.05	1.00
6Agosto	PASB	4794.81	5329.58	4438.40	1.81	38	0.06	0.13	4.54
6Agosto	PASB	4794.88	5378.82	4357.15	2.72	52	0.07	0.02	0.39
6Agosto	PASB	4797.45	5355.21	4396.81	2.30	64	0.06	0.05	0.85
6Agosto	PASB	4798.46	5328.85	4438.43	1.71	92	0.09	0.17	4.43
6Agosto	PASB	4799.00	5377.50	4357.17	1.55	45	0.06	0.04	0.39
6Agosto	PASB	4801.57	5354.10	4396.77	2.36	47	0.04	0.04	0.55
6Agosto	PASB	4801.89	5328.16	4438.47	2.13	134	0.36	0.12	3.73
6Agosto	PASB	4802.60	5335.53	4437.61	4.83	92	0.09	0.09	4.34
6Agosto	PASB	4803.12	5376.99	4357.12	2.10	96	0.10	0.03	0.37
6Agosto	PASB	4805.50	5327.59	4438.57	2.56	76	0.12	0.12	1.23
6Agosto	PASB	4805.69	5353.59	4396.63	2.32	29	0.03	0.04	0.75
6Agosto	PASB	4807.24	5376.99	4357.08	2.70	62	0.07	0.05	0.37
6Agosto	PASB	4809.15	5326.90	4438.66	2.02	104	0.14	0.11	2.94
6Agosto	PASB	4809.81	5353.29	4396.68	2.72	41	0.04	0.12	1.50
6Agosto	PASB	4811.36	5375.44	4357.02	2.50	89	0.08	0.06	0.37
6Agosto	PASB	4813.72	5352.93	4396.31	2.20	48	0.04	0.11	1.63
6Agosto	PASB	4814.36	5325.71	4438.60	1.98	105	0.10	0.14	3.68
6Agosto	PASB	4815.48	5374.93	4356.99	2.45	89	0.13	0.06	0.52
6Agosto	PASB	4818.21	5324.62	4438.58	2.12	74	0.07	0.13	2.32
6Agosto	PASB	4819.60	5373.90	4356.97	2.45	167	0.09	0.13	1.03
6Agosto	PASB	4821.07	5350.81	4396.41	2.73	2,210	0.87	0.11	0.70
6Agosto	PASB	4823.72	5373.38	4356.96	2.32	133	0.13	0.18	1.14
6Agosto	PASB	4824.55	5349.84	4396.39	3.45	709	0.86	0.21	0.43
6Agosto	PASB	4824.58	5322.79	4438.80	1.75	20	0.01	0.02	0.15
6Agosto	PASB	4827.84	5372.87	4356.96	2.42	114	0.13	0.15	1.21
6Agosto	PASB	4828.10	5348.88	4396.29	2.33	808	0.90	0.39	2.95
6Agosto	PASB	4831.96	5371.84	4356.82	2.10	570	0.72	0.36	3.01
6Agosto	PASB	4831.98	5349.16	4396.23	1.63	7	0.02	0.05	0.08
6Agosto	PASB	4835.90	5321.01	4438.94	2.55	172	0.18	0.15	0.03
6Agosto	PASB	4836.59	5371.32	4356.82	2.30	139	0.26	0.09	0.81
6Agosto	PASB	4836.77	5349.59	4396.27	1.97	2	0.00	0.03	0.45
6Agosto	PASB	4839.55	5320.34	4439.14	1.95	52	0.04	0.10	2.81
6Agosto	PASB	4840.20	5370.29	4356.70	1.65	101	0.24	0.16	1.06
6Agosto	PASB	4840.99	5349.80	4396.24	2.30	147	0.22	0.10	1.80
6Agosto	PASB	4841.27	5299.60	4467.61	3.09	80	0.11	0.05	3.21
6Agosto	PASB	4843.12	5319.18	4439.09	1.44	63	0.07	0.19	1.77
6Agosto	PASB	4844.32	5369.26	4356.65	1.50	98	0.13	0.14	0.60
6Agosto	PASB	4846.63	5318.31	4439.15	1.81	100	0.11	0.10	4.22
6Agosto	PASB	4847.73	5349.70	4396.08	1.66	376	0.74	0.33	7.26
6Agosto	PASB	4848.44	5368.75	4356.94	1.75	333	0.32	0.28	4.50
6Agosto	PASB	4850.13	5317.92	4439.25	2.20	93	0.09	0.12	5.37
6Agosto	PASB	4851.76	5348.86	4396.45	2.46	552	0.96	0.28	7.51
6Agosto	PASB	4852.56	5367.72	4356.90	2.60	66	0.08	0.16	1.00
6Agosto	PASB	4853.75	5317.50	4439.40	2.14	85	0.07	0.11	0.06
6Agosto	PASB	4855.81	5347.27	4396.30	1.88	414	0.83	0.19	5.86

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	4855.91	5318.69	4437.61	3.16	56	0.06	0.06	1.37
6Agosto	PASB	4856.68	5367.20	4356.91	3.30	76	0.12	0.19	1.32
6Agosto	PASB	4857.84	5346.52	4396.03	2.21	284	0.58	0.10	4.24
6Agosto	PASB	4859.15	5317.50	4439.63	2.56	152	0.12	0.16	0.14
6Agosto	PASB	4860.80	5366.17	4356.92	1.95	51	0.06	0.17	3.10
6Agosto	PASB	4862.77	5317.41	4439.61	2.32	111	0.11	0.14	0.15
6Agosto	PASB	4863.75	5344.42	4396.05	1.49	20	0.05	0.03	1.07
6Agosto	PASB	4865.43	5365.14	4356.84	0.80	170	0.19	0.15	1.04
6Agosto	PASB	4866.60	5316.68	4439.57	2.58	27	0.03	0.09	0.04
6Agosto	PASB	4867.73	5343.04	4395.89	1.93	70	0.16	0.05	1.84
6Agosto	PASB	4869.00	5316.04	4439.59	2.45	17	0.01	0.07	0.01
6Agosto	PASB	4869.55	5365.14	4356.79	1.15	41	0.06	0.14	0.60
6Agosto	PASB	4871.05	5342.85	4397.61	2.09	98	0.12	0.03	0.57
6Agosto	PASB	4873.10	5340.86	4395.93	1.66	191	0.40	0.07	2.62
6Agosto	PASB	4874.07	5314.55	4439.63	2.18	47	0.05	0.10	0.06
6Agosto	PASB	4874.19	5365.14	4356.89	2.00	26	0.05	0.10	0.44
6Agosto	PASB	4877.51	5339.03	4396.06	1.89	80	0.13	0.09	2.39
6Agosto	PASB	4878.15	5314.09	4439.66	1.65	153	0.14	0.07	14.12
6Agosto	PASB	4878.31	5364.63	4357.01	2.90	56	0.08	0.03	0.75
6Agosto	PASB	4881.96	5313.21	4439.67	1.50	145	0.15	0.14	14.59
6Agosto	PASB	4882.43	5363.60	4356.77	2.10	63	0.10	0.04	0.55
6Agosto	PASB	4882.83	5337.33	4395.85	2.82	37	0.07	0.05	0.62
6Agosto	PASB	4886.03	5362.57	4356.65	1.50	33	0.04	0.02	0.26
6Agosto	PASB	4886.07	5312.25	4439.74	1.86	153	0.13	0.08	10.15
6Agosto	PASB	4886.85	5336.38	4395.90	2.93	93	0.26	0.06	0.79
6Agosto	PASB	4890.00	5311.42	4439.80	1.97	499	0.22	0.17	0.08
6Agosto	PASB	4890.67	5361.54	4356.68	1.95	27	0.04	0.03	0.29
6Agosto	PASB	4892.31	5335.52	4395.98	2.29	146	0.24	0.04	1.09
6Agosto	PASB	4894.79	5360.28	4356.69	1.30	24	0.04	0.02	0.42
6Agosto	PASB	4895.30	5333.13	4397.61	4.44	57	0.06	0.09	2.22
6Agosto	PASB	4895.90	5309.20	4439.78	1.78	87	0.08	0.13	9.82
6Agosto	PASB	4896.72	5335.03	4395.93	2.68	294	0.65	0.31	3.83
6Agosto	PASB	4898.91	5359.48	4356.69	1.35	40	0.04	0.02	0.70
6Agosto	PASB	4899.83	5307.82	4439.70	1.93	93	0.10	0.11	0.13
6Agosto	PASB	4900.76	5334.47	4396.00	1.81	384	1.17	0.18	6.78
6Agosto	PASB	4903.03	5358.45	4356.84	1.40	53	0.06	0.03	0.75
6Agosto	PASB	4903.98	5307.64	4439.62	2.02	76	0.07	0.10	0.03
6Agosto	PASB	4904.84	5333.35	4396.07	2.91	145	0.35	0.10	2.67
6Agosto	PASB	4906.63	5357.93	4356.89	1.80	32	0.04	0.03	0.70
6Agosto	PASB	4908.06	5307.14	4439.75	1.88	83	0.13	0.11	0.05
6Agosto	PASB	4908.46	5332.63	4396.13	2.71	13	0.04	0.05	1.15
6Agosto	PASB	4910.75	5356.90	4356.78	2.40	15	0.03	0.02	0.43
6Agosto	PASB	4912.03	5306.54	4439.87	1.67	87	0.13	0.09	5.53
6Agosto	PASB	4912.18	5332.27	4396.17	1.85	186	0.41	0.05	3.95
6Agosto	PASB	4914.36	5355.87	4356.71	2.25	49	0.05	0.04	1.50
6Agosto	PASB	4915.99	5306.01	4439.99	2.59	806	0.19	0.18	0.10
6Agosto	PASB	4917.23	5332.33	4395.85	2.28	176	0.41	0.09	5.20
6Agosto	PASB	4918.48	5355.87	4356.66	3.70	8	0.01	0.04	0.08
6Agosto	PASB	4919.78	5305.25	4440.11	2.76	227	0.09	0.12	5.71
6Agosto	PASB	4920.44	5353.88	4357.61	4.16	55	0.07	0.10	2.45
6Agosto	PASB	4920.77	5332.13	4396.22	2.61	163	0.43	0.09	9.01
6Agosto	PASB	4923.95	5303.96	4440.20	1.17	142	0.17	0.12	16.95
6Agosto	PASB	4927.51	5331.16	4396.12	2.24	124	0.38	0.21	3.48
6Agosto	PASB	4927.99	5302.55	4440.06	1.70	208	0.24	0.11	10.02
6Agosto	PASB	4931.15	5301.81	4439.96	1.52	184	0.19	0.11	5.62
6Agosto	PASB	4932.00	5330.10	4396.28	2.47	98	0.42	0.16	1.32
6Agosto	PASB	4932.76	5338.93	4397.61	2.40	312	0.33	0.05	6.12
6Agosto	PASB	4935.54	5300.90	4439.99	1.53	144	0.12	0.15	11.52
6Agosto	PASB	4937.34	5329.01	4396.15	2.63	35	0.13	0.05	1.15
6Agosto	PASB	4939.14	5298.96	4440.06	2.34	36	0.05	0.08	0.04
6Agosto	PASB	4941.88	5327.82	4396.10	1.92	71	0.17	0.07	6.37
6Agosto	PASB	4942.28	5297.45	4440.12	2.09	142	0.14	0.08	2.24
6Agosto	PASB	4945.24	5326.83	4396.21	1.17	60	0.28	0.06	3.29
6Agosto	PASB	4945.92	5295.66	4440.15	2.03	59	0.06	0.09	0.05
6Agosto	PASB	4949.77	5295.28	4440.18	2.23	42	0.04	0.09	0.03
6Agosto	PASB	4949.91	5325.52	4396.14	2.71	124	0.28	0.08	2.35

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	4953.96	5295.15	4440.21	2.62	63	0.05	0.07	1.44
6Agosto	PASB	4954.07	5298.21	4437.61	2.82	139	0.13	0.12	11.09
6Agosto	PASB	4954.27	5324.69	4396.18	2.60	223	0.24	0.15	3.16
6Agosto	PASB	4957.87	5348.50	4357.61	2.65	57	0.06	0.12	3.33
6Agosto	PASB	4957.99	5296.28	4440.21	2.97	52	0.07	0.08	0.07
6Agosto	PASB	4958.53	5323.67	4396.20	2.55	195	0.31	0.09	7.36
6Agosto	PASB	4961.14	5296.76	4440.19	2.61	47	0.07	0.07	0.06
6Agosto	PASB	4962.77	5346.48	4356.36	3.55	84	0.13	0.13	2.50
6Agosto	PASB	4966.37	5345.32	4356.46	2.70	100	0.17	0.18	8.00
6Agosto	PASB	4970.49	5344.57	4356.53	2.80		0.13	0.08	2.50
6Agosto	PASB	4970.60	5320.57	4396.12	1.52	135	0.22	0.09	17.55
6Agosto	PASB	4974.61	5343.81	4356.61	2.25	291	0.27	0.45	2.50
6Agosto	PASB	4975.56	5325.51	4397.61	5.96	47	0.05	0.08	4.85
6Agosto	PASB	4978.22	5342.67	4356.71	2.60	204	0.35	0.62	5.00
6Agosto	PASB	4980.98	5264.99	4467.61	3.02	122	0.37	0.03	6.24
6Agosto	PASB	4982.34	5341.82	4356.52	1.95	85	0.27	0.12	9.50
6Agosto	PASB	4985.10	5316.88	4395.86	1.50	124	0.22	0.14	12.66
6Agosto	PASB	4985.37	5289.54	4437.61	4.64	7	0.04	0.02	0.19
6Agosto	PASB	4986.46	5341.06	4356.64	2.80	130	0.24	0.18	14.40
6Agosto	PASB	4990.06	5340.48	4356.77	3.30	74	0.19	0.09	5.00
6Agosto	PASB	4993.67	5339.35	4356.83	2.35	176	0.34	0.19	11.90
6Agosto	PASB	4994.67	5315.25	4396.00	1.67	88	0.18	0.09	9.90
6Agosto	PASB	4997.79	5337.98	4356.89	2.30	76	0.18	0.14	5.00
6Agosto	PASB	5001.78	5313.52	4396.09	1.22	233	0.35	0.19	16.18
6Agosto	PASB	5001.91	5337.53	4356.99	2.75	48	0.14	0.17	4.60
6Agosto	PASB	5006.03	5336.75	4356.91	2.60	34	0.07	0.14	1.56
6Agosto	PASB	5006.88	5264.79	4467.61	2.12	55	0.17	0.10	0.94
6Agosto	PASB	5010.15	5335.89	4357.11	2.90	97	0.22	0.12	3.60
6Agosto	PASB	5012.46	5311.82	4395.89	1.44	246	0.16	0.46	13.52
6Agosto	PASB	5013.75	5335.03	4356.85	2.50	246	0.18	0.09	0.88
6Agosto	PASB	5016.79	5311.04	4395.90	1.67	64	0.08	0.18	7.17
6Agosto	PASB	5017.36	5334.14	4356.99	2.70	30	0.04	0.15	1.92
6Agosto	PASB	5021.48	5333.24	4357.01	2.60	27	0.02	0.09	0.48
6Agosto	PASB	5022.13	5307.36	4395.78	1.51	73	0.07	0.20	7.62
6Agosto	PASB	5025.60	5332.42	4356.91	1.90	65	0.13	0.18	4.50
6Agosto	PASB	5025.72	5305.03	4396.05	1.35	20	0.02	0.13	2.44
6Agosto	PASB	5028.59	5303.22	4395.92	1.06	5	0.00	0.08	0.74
6Agosto	PASB	5028.63	5284.02	4437.61	3.14	215	0.41	0.07	5.09
6Agosto	PASB	5029.20	5331.56	4357.00	2.00	135	0.16	0.24	7.00
6Agosto	PASB	5031.92	5301.37	4395.64	1.40	7	0.01	0.10	0.81
6Agosto	PASB	5032.81	5331.01	4357.08	2.10	114	0.11	0.31	6.50
6Agosto	PASB	5035.78	5299.88	4395.72	1.26	8	0.00	0.09	0.54
6Agosto	PASB	5036.93	5330.07	4357.20	2.35	46	0.09	0.18	3.90
6Agosto	PASB	5039.88	5298.17	4395.79	1.23	95	0.07	0.16	8.29
6Agosto	PASB	5041.05	5328.57	4357.40	1.50	91	0.19	0.25	5.50
6Agosto	PASB	5043.28	5296.84	4395.74	0.94	7	0.00	0.10	0.69
6Agosto	PASB	5045.13	5326.78	4357.50	1.70	60	0.09	0.17	3.20
6Agosto	PASB	5047.46	5296.00	4395.71	1.29	8	0.00	0.19	0.24
6Agosto	PASB	5048.77	5325.91	4357.14	2.10	104	0.12	0.26	9.00
6Agosto	PASB	5052.89	5325.26	4357.16	2.20	568	0.12	0.27	8.50
6Agosto	PASB	5056.50	5324.41	4357.19	2.40	210	0.29	0.22	1.32
6Agosto	PASB	5057.22	5295.49	4395.69	2.04	2	0.00	0.03	0.18
6Agosto	PASB	5060.62	5323.33	4357.16	3.20	203	0.17	0.64	12.00
6Agosto	PASB	5060.78	5295.40	4395.68	1.65	4	0.00	0.03	0.28
6Agosto	PASB	5064.32	5294.73	4395.81	1.43	250	0.27	0.18	14.00
6Agosto	PASB	5064.74	5322.39	4357.14	2.50	797	0.22	1.30	7.40
6Agosto	PASB	5067.12	5294.11	4395.92	1.91	1,219	0.24	0.12	15.70
6Agosto	PASB	5068.65	5293.80	4395.97	2.05	685	0.20	0.11	11.34
6Agosto	PASB	5068.86	5321.64	4356.97	1.00	359	0.10	0.42	1.28
6Agosto	PASB	5073.49	5320.61	4356.92	1.20	126	0.06	0.68	2.90
6Agosto	PASB	5076.15	5291.98	4395.83	1.72	66	0.20	0.14	2.51
6Agosto	PASB	5077.61	5319.48	4357.08	1.20	81	0.09	0.20	6.60
6Agosto	PASB	5081.73	5318.02	4357.08	0.70	5	0.01	0.04	0.31
6Agosto	PASB	5085.11	5289.02	4395.72	1.47	148	0.20	0.14	13.14
6Agosto	PASB	5085.85	5315.80	4356.75	0.70	3	0.00	0.03	0.19
6Agosto	PASB	5088.97	5287.60	4395.62	1.64	78	0.14	0.22	6.05

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	5089.97	5313.68	4357.00	0.70	33	0.01	0.26	1.85
6Agosto	PASB	5093.30	5286.24	4395.55	2.26	51	0.04	0.18	1.44
6Agosto	PASB	5093.58	5311.74	4356.81	1.05	225	0.31	0.17	14.20
6Agosto	PASB	5102.92	5281.67	4395.71	1.55	3	0.00	0.15	0.18
6Agosto	PASB	5103.04	5259.93	4437.61	4.84	275	0.33	0.15	3.23
6Agosto	PASB	5106.79	5280.83	4395.81	1.13	93	0.19	0.10	9.50
6Agosto	PASB	5108.00	5303.83	4356.74	0.70	2,210	0.60	0.01	12.86
6Agosto	PASB	5112.01	5281.12	4397.61	2.19	107	0.14	0.10	3.70
6Agosto	PASB	5112.12	5302.69	4356.80	0.90	323	0.53	1.50	25.10
6Agosto	PASB	5116.24	5302.09	4356.96	0.72	144	0.19	0.17	4.93
6Agosto	PASB	5117.97	5278.25	4396.00	1.03	106	0.18	0.50	5.42
6Agosto	PASB	5120.36	5301.25	4356.87	0.70	138	0.25	0.30	2.12
6Agosto	PASB	5123.45	5300.87	4356.70	0.70	43	0.09	0.03	3.70
6Agosto	PASB	5124.12	5276.85	4395.94	1.19	106	0.16	0.27	4.01
6Agosto	PASB	5125.30	5276.63	4395.92	0.95	49	0.07	0.20	3.63
6Agosto	PASB	5128.08	5300.54	4356.70	0.80	89	0.22	0.05	8.74
6Agosto	PASB	5129.38	5275.68	4395.91	1.73	78	0.13	0.16	5.70
6Agosto	PASB	5131.64	5298.54	4356.69	1.35	36	0.04	0.03	2.15
6Agosto	PASB	5133.44	5274.58	4396.05	1.80	107	0.19	0.18	8.12
6Agosto	PASB	5135.67	5296.91	4356.69	0.80	50	0.10	0.05	4.87
6Agosto	PASB	5136.98	5273.37	4396.05	1.98	67	0.10	0.27	5.22
6Agosto	PASB	5139.68	5295.13	4356.69	0.70	43	0.09	0.01	2.11
6Agosto	PASB	5139.89	5272.45	4395.89	2.76	34	0.03	0.13	1.76
6Agosto	PASB	5143.73	5271.66	4395.72	2.12	182	0.41	0.13	5.30
6Agosto	PASB	5143.84	5294.00	4356.69	1.50	7	0.01	0.04	0.32
6Agosto	PASB	5147.66	5293.11	4356.69	0.70	34	0.04	0.02	2.01
6Agosto	PASB	5148.07	5270.77	4395.63	2.13	211	0.28	0.13	12.12
6Agosto	PASB	5151.44	5292.02	4356.69	1.50	55	0.17	0.02	3.60
6Agosto	PASB	5151.71	5270.07	4395.62	1.27	107	0.12	0.20	5.58
6Agosto	PASB	5155.55	5290.77	4356.69	1.55	71	0.23	0.03	6.40
6Agosto	PASB	5158.60	5268.81	4395.75	1.57	109	0.17	0.13	4.15
6Agosto	PASB	5159.12	5290.05	4356.69	1.85	61	0.22	0.03	6.53
6Agosto	PASB	5159.72	5216.98	4467.61	3.59	55	0.05	0.10	0.60
6Agosto	PASB	5163.48	5268.01	4395.87	1.96	157	0.20	0.09	6.98
6Agosto	PASB	5164.00	5288.62	4356.69	0.90	55	0.13	0.04	11.75
6Agosto	PASB	5168.02	5287.61	4356.69	2.00	81	0.17	0.15	10.65
6Agosto	PASB	5170.76	5266.66	4395.98	1.83	290	0.09	0.11	2.72
6Agosto	PASB	5172.46	5286.97	4356.69	1.80	91	0.18	0.10	5.92
6Agosto	PASB	5174.27	5265.34	4395.98	1.44	123	0.11	0.41	5.31
6Agosto	PASB	5177.11	5262.57	4397.61	3.47	171	0.08	0.05	1.47
6Agosto	PASB	5177.92	5264.12	4395.96	1.62	145	0.23	0.33	3.36
6Agosto	PASB	5180.99	5284.59	4356.69	2.45	86	0.08	0.05	1.80
6Agosto	PASB	5185.10	5283.70	4356.69	2.03	106	0.17	0.12	4.52
6Agosto	PASB	5188.88	5282.74	4356.69	0.90	114	0.16	0.05	3.12
6Agosto	PASB	5193.33	5282.15	4356.69	0.80	50	0.09	0.04	1.23
6Agosto	PASB	5194.30	5260.21	4397.61	3.39	2,210	0.61	0.20	2.72
6Agosto	PASB	5195.86	5258.37	4395.79	1.28	119	0.30	0.12	5.12
6Agosto	PASB	5197.23	5281.65	4356.69	0.70	52	0.05	0.04	2.08
6Agosto	PASB	5197.41	5258.09	4395.81	2.27	19	0.02	0.19	0.92
6Agosto	PASB	5200.87	5280.67	4356.69	0.90	33	0.07	0.02	4.02
6Agosto	PASB	5202.31	5230.47	4437.61	4.38	584	0.19	0.21	4.87
6Agosto	PASB	5208.06	5255.86	4395.74	1.00	942	0.23	0.18	1.70
6Agosto	PASB	5208.98	5278.45	4356.69	1.64	43	0.06	0.04	2.48
6Agosto	PASB	5211.98	5255.36	4395.70	1.87	2,182	0.51	0.31	3.13
6Agosto	PASB	5212.96	5277.35	4356.69	1.35	405	0.25	0.04	6.58
6Agosto	PASB	5216.41	5276.69	4356.69	0.74	313	0.15	0.03	2.92
6Agosto	PASB	5216.81	5255.18	4395.69	1.84	959	0.24	0.15	2.10
6Agosto	PASB	5220.52	5275.68	4356.69	1.00	257	0.14	0.07	7.81
6Agosto	PASB	5220.62	5254.60	4395.74	2.21	524	0.20	0.15	7.70
6Agosto	PASB	5224.27	5274.69	4356.69	1.10	236	0.13	0.05	3.68
6Agosto	PASB	5224.93	5253.66	4395.84	1.94	1,114	0.29	0.12	1.85
6Agosto	PASB	5227.37	5215.98	4437.61	5.75	190	0.20	0.08	4.39
6Agosto	PASB	5228.01	5274.42	4356.69	1.45	119	0.09	0.04	2.30
6Agosto	PASB	5228.67	5252.49	4395.87	1.30	33	0.02	0.08	1.58
6Agosto	PASB	5231.17	5251.90	4395.90	1.55	163	0.07	0.12	2.21
6Agosto	PASB	5232.56	5274.54	4356.69	1.47	378	0.14	0.05	3.98

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	5233.88	5251.26	4395.89	1.57	150	0.06	0.10	1.49
6Agosto	PASB	5236.66	5273.39	4356.69	1.30	200	0.11	0.05	4.44
6Agosto	PASB	5238.70	5249.82	4395.87	1.48	306	0.12	0.13	1.98
6Agosto	PASB	5240.61	5272.44	4356.69	1.07	182	0.10	0.04	3.19
6Agosto	PASB	5244.95	5271.62	4356.69	1.70	102	0.09	0.05	3.97
6Agosto	PASB	5248.67	5270.73	4356.69	1.60	155	0.10	0.07	3.30
6Agosto	PASB	5248.94	5198.72	4467.61	4.29	335	0.38	0.06	9.01
6Agosto	PASB	5252.77	5269.72	4356.69	1.90	281	0.30	0.07	6.06
6Agosto	PASB	5256.82	5269.20	4356.69	1.15	382	0.20	0.11	4.12
6Agosto	PASB	5261.31	5267.93	4356.69	1.25	191	0.20	0.07	3.62
6Agosto	PASB	5265.52	5266.81	4356.69	1.30	120	0.10	0.10	2.77
6Agosto	PASB	5267.38	5221.51	4437.61	4.13	355	0.36	0.10	11.18
6Agosto	PASB	5269.16	5266.01	4356.69	0.70	98	0.08	0.06	1.41
6Agosto	PASB	5272.01	5250.27	4397.61	5.96	301	0.25	0.21	3.61
6Agosto	PASB	5273.61	5264.99	4356.69	1.05	384	0.13	0.07	0.89
6Agosto	PASB	5277.08	5264.31	4356.69	1.95	71	0.06	0.04	3.08
6Agosto	PASB	5281.06	5263.68	4356.69	1.35	55	0.07	0.06	1.47
6Agosto	PASB	5285.03	5262.90	4356.69	0.75	50	0.06	0.03	3.05
6Agosto	PASB	5289.28	5262.25	4356.69	0.80	38	0.05	0.03	2.94
6Agosto	PASB	5293.20	5261.78	4356.69	2.45	101	0.10	0.05	2.34
6Agosto	PASB	5297.49	5261.20	4356.69	1.25	167	0.09	0.05	1.61
6Agosto	PASB	5301.36	5260.00	4356.69	0.80	57	0.03	0.04	1.35
6Agosto	PASB	5305.31	5258.79	4356.69	0.90	66	0.06	0.04	1.72
6Agosto	PASB	5309.52	5257.67	4356.69	1.10	31	0.02	0.03	0.59
6Agosto	PASB	5313.33	5256.97	4356.69	1.45	89	0.04	0.03	0.78
6Agosto	PASB	5317.71	5255.84	4356.69	1.58	71	0.04	0.03	1.13
6Agosto	PASB	5321.61	5255.24	4356.69	0.98	237	0.19	0.08	0.98
6Agosto	PASB	5325.60	5254.09	4356.69	1.25	87	0.05	0.18	1.49
6Agosto	PASB	5330.10	5253.10	4356.69	1.30	934	0.57	0.17	4.59
6Agosto	PASB	5334.27	5252.01	4356.69	0.80	1,620	0.28	0.25	1.52
6Agosto	PASB	5337.59	5250.14	4356.69	0.70	149	0.07	0.17	1.89
6Agosto	PASB	5341.92	5248.33	4356.69	1.00	206	0.11	0.18	3.51
6Agosto	PASB	5343.66	5195.16	4437.61	6.15	1,415	0.49	0.04	9.45
6Agosto	PASB	5345.98	5246.88	4356.69	1.40	171	0.21	0.06	2.39
6Agosto	PASB	5349.78	5245.13	4356.69	1.75	226	0.32	0.06	1.83
6Agosto	PASB	5350.09	5223.51	4397.61	2.35	85	0.14	0.04	6.99
6Agosto	PASB	5353.53	5243.27	4356.69	0.70	72	0.13	0.07	1.81
6Agosto	PASB	5357.48	5241.52	4356.69	0.70	28	0.03	0.03	0.36
6Agosto	PASB	5361.56	5240.08	4356.69	1.25	183	0.15	0.05	2.15
6Agosto	PASB	5365.54	5238.42	4356.69	1.40	734	0.63	0.14	1.53
6Agosto	PASB	5366.67	5169.30	4467.61	3.05	1,047	0.49	0.06	4.31
6Agosto	PASB	5369.50	5236.75	4356.69	1.70	641	1.03	0.13	2.19
6Agosto	PASB	5373.24	5234.65	4356.69	0.90	976	0.71	0.15	2.68
6Agosto	PASB	5375.26	5234.27	4356.65	2.10	261			2.41
6Agosto	PASB	5377.10	5232.34	4356.69	1.20	372	0.76	0.15	6.03
6Agosto	PASB	5377.29	5233.70	4356.65	1.90	258			1.20
6Agosto	PASB	5380.84	5230.16	4356.69	1.20	204	0.53	0.11	2.29
6Agosto	PASB	5381.25	5232.46	4356.65	1.80	452			5.09
6Agosto	PASB	5383.06	5231.79	4356.65	2.35	172			1.66
6Agosto	PASB	5383.41	5170.28	4437.61	6.15	722	0.37	0.16	6.76
6Agosto	PASB	5385.09	5231.16	4356.65	2.90	209			2.92
6Agosto	PASB	5391.36	5229.08	4356.65	2.35	49			0.93
6Agosto	PASB	5393.22	5228.23	4356.65	1.90	98			0.34
6Agosto	PASB	5397.06	5226.88	4356.65	1.95	71			1.26
6Agosto	PASB	5399.04	5226.09	4356.65	1.60	95			6.80
6Agosto	PASB	5400.96	5225.41	4356.65	1.82	130			9.42
6Agosto	PASB	5402.77	5224.56	4356.65	1.70	281			3.20
6Agosto	PASB	5404.64	5197.62	4397.61	2.10	133	0.24	0.03	1.55
6Agosto	PASB	5404.74	5223.77	4356.65	2.40	140			4.42
6Agosto	PASB	5406.55	5222.98	4356.65	1.80	148			4.36
6Agosto	PASB	5408.53	5222.04	4356.65	1.80	340			6.61
6Agosto	PASB	5410.35	5221.10	4356.65	2.30	115			3.33
6Agosto	PASB	5411.18	5172.03	4437.61	2.63	509	0.27	0.21	13.17
6Agosto	PASB	5412.27	5220.38	4356.65	2.00	135			2.05
6Agosto	PASB	5414.14	5219.39	4356.65	1.90	91			6.52
6Agosto	PASB	5416.06	5218.77	4356.65	2.15	184			3.39

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	5417.93	5217.62	4356.65	1.80	294			9.52
6Agosto	PASB	5419.86	5216.79	4356.65	2.10	192			4.95
6Agosto	PASB	5421.63	5215.55	4356.65	2.40	50			1.40
6Agosto	PASB	5423.44	5214.61	4356.65	2.65	27			0.49
6Agosto	PASB	5425.11	5213.47	4356.65	2.60	21			0.79
6Agosto	PASB	5426.67	5212.27	4356.65	1.85	60			0.42
6Agosto	PASB	5428.43	5211.08	4356.65	1.75	45			0.67
6Agosto	PASB	5430.31	5210.01	4356.65	1.75	69			1.17
6Agosto	PASB	5430.90	5160.98	4440.51	2.59	91	0.11	0.10	9.40
6Agosto	PASB	5433.78	5207.93	4356.65	2.40	120			1.27
6Agosto	PASB	5434.32	5159.40	4440.52	1.70	114	0.25	0.24	5.83
6Agosto	PASB	5437.97	5157.62	4440.60	1.43	210	0.17	0.08	10.98
6Agosto	PASB	5439.92	5180.17	4396.76	1.20	276	0.13	1.16	4.08
6Agosto	PASB	5441.38	5179.39	4396.75	1.20	52	0.11	0.10	1.36
6Agosto	PASB	5441.61	5155.76	4440.66	1.97	72	0.08	0.13	1.00
6Agosto	PASB	5443.60	5202.68	4356.65	2.65	5			0.38
6Agosto	PASB	5445.06	5177.40	4396.80	1.80	173	0.37	0.08	2.76
6Agosto	PASB	5445.31	5201.59	4356.65	2.90	6			0.15
6Agosto	PASB	5446.82	5200.76	4356.65	2.30	4			0.07
6Agosto	PASB	5446.84	5152.78	4440.70	1.30	29	0.04	0.21	3.86
6Agosto	PASB	5448.65	5175.32	4396.77	2.04	1,230	1.21	0.14	9.47
6Agosto	PASB	5449.17	5151.44	4440.71	1.29	28	0.04	0.12	2.40
6Agosto	PASB	5449.82	5199.04	4356.65	1.95	3			0.09
6Agosto	PASB	5451.49	5197.95	4356.65	1.90	53			0.16
6Agosto	PASB	5452.39	5149.69	4440.83	1.47	29	0.09	0.26	2.21
6Agosto	PASB	5452.79	5196.91	4356.65	1.20	4			0.11
6Agosto	PASB	5455.97	5147.74	4440.97	1.07	27	0.04	0.08	2.80
6Agosto	PASB	5455.97	5170.99	4396.78	2.30	304	0.50	0.10	4.20
6Agosto	PASB	5456.23	5194.99	4356.65	1.30	46			0.22
6Agosto	PASB	5457.77	5193.85	4356.65	1.20	41			0.17
6Agosto	PASB	5458.72	5192.87	4356.65	1.35	29			0.19
6Agosto	PASB	5458.80	5146.06	4441.03	1.04	19	0.02	0.11	1.63
6Agosto	PASB	5459.59	5168.54	4396.86	2.27	342	0.69	0.08	4.85
6Agosto	PASB	5461.02	5191.99	4356.65	1.80	33			0.16
6Agosto	PASB	5462.49	5190.96	4356.65	2.00	37			0.28
6Agosto	PASB	5462.74	5143.69	4441.10	1.06	16	0.02	0.08	0.90
6Agosto	PASB	5463.57	5166.14	4396.93	2.05	660	0.60	0.12	1.08
6Agosto	PASB	5464.03	5190.23	4356.65	1.50	35			0.29
6Agosto	PASB	5465.96	5188.88	4356.65	1.10	75			0.31
6Agosto	PASB	5466.02	5141.70	4441.15	1.87	12	0.05	0.06	0.58
6Agosto	PASB	5466.62	5163.68	4397.19	1.56	93	0.07	0.05	2.62
6Agosto	PASB	5467.65	5188.15	4356.65	1.10	73			0.24
6Agosto	PASB	5469.07	5187.09	4356.65	1.55	36			0.26
6Agosto	PASB	5469.57	5161.57	4397.14	2.07	427	0.39	0.17	9.85
6Agosto	PASB	5471.33	5137.24	4441.20	1.63	22	0.06	0.06	1.50
6Agosto	PASB	5472.04	5185.92	4356.65	1.65	34			0.28
6Agosto	PASB	5473.73	5158.84	4397.06	0.96	272	0.21	0.35	6.88
6Agosto	PASB	5474.29	5184.00	4356.65	2.35	60			0.29
6Agosto	PASB	5474.97	5133.82	4441.20	1.75	149	0.20	0.17	2.42
6Agosto	PASB	5475.98	5182.94	4356.65	1.90	126			2.25
6Agosto	PASB	5477.24	5131.47	4441.10	1.20	55	0.11	0.12	4.21
6Agosto	PASB	5481.23	5127.64	4440.97	1.38	56	0.14	0.25	1.58
6Agosto	PASB	5481.68	5153.45	4396.80	1.40	80	0.07	0.33	2.97
6Agosto	PASB	5482.86	5127.08	4437.61	1.21	128	0.13	0.06	7.03
6Agosto	PASB	5485.59	5124.75	4441.10	1.68	227	0.18	0.11	11.17
6Agosto	PASB	5486.58	5151.14	4396.81	0.73	244	0.07	0.07	0.06
6Agosto	PASB	5488.04	5150.03	4396.85	1.00	13	0.01	0.04	0.05
6Agosto	PASB	5488.81	5122.23	4441.23	1.30	233	0.18	0.11	0.57
6Agosto	PASB	5491.00	5147.78	4397.01	1.30	94	0.01	0.07	0.25
6Agosto	PASB	5491.77	5119.76	4441.36	1.70	360	0.30	0.06	9.49
6Agosto	PASB	5493.89	5145.42	4397.15	1.44	10	0.01	0.09	0.18
6Agosto	PASB	5495.47	5116.99	4441.35	1.38	175	0.13	0.07	4.21
6Agosto	PASB	5496.66	5143.36	4397.30	1.54	7	0.01	0.11	0.35
6Agosto	PASB	5497.03	5170.34	4356.65	1.70	695			3.43
6Agosto	PASB	5498.69	5169.16	4356.65	1.40	208			5.70
6Agosto	PASB	5499.26	5114.38	4441.22	1.24	364	1.33	0.15	6.39

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	5500.51	5140.18	4397.50	1.29	20	0.01	0.05	0.39
6Agosto	PASB	5500.70	5168.22	4356.65	1.20	151			4.43
6Agosto	PASB	5501.77	5112.62	4441.15	1.63	302	0.27	0.09	9.10
6Agosto	PASB	5503.76	5137.49	4397.52	1.29	46	0.03	0.06	0.42
6Agosto	PASB	5504.04	5110.82	4441.19	1.49	103	0.10	0.07	5.22
6Agosto	PASB	5504.25	5166.21	4356.65	2.00	233			1.34
6Agosto	PASB	5505.91	5164.90	4356.65	1.95	67			1.42
6Agosto	PASB	5507.68	5107.95	4441.25	1.48	74	0.06	0.13	1.03
6Agosto	PASB	5507.77	5164.09	4356.65	1.45	119			1.57
6Agosto	PASB	5509.81	5163.08	4356.65	1.65	72			1.42
6Agosto	PASB	5510.23	5132.35	4397.48	0.96	268	0.10	0.11	4.08
6Agosto	PASB	5511.15	5105.16	4441.31	1.93	23	0.02	0.25	0.37
6Agosto	PASB	5511.26	5131.46	4397.51	1.64	80	0.06	0.06	2.30
6Agosto	PASB	5512.06	5161.36	4356.65	1.70	53			0.27
6Agosto	PASB	5512.97	5103.62	4437.61	1.69	125	0.15	0.02	1.23
6Agosto	PASB	5513.49	5160.82	4356.65	1.65	29			0.55
6Agosto	PASB	5514.39	5102.34	4441.33	1.47	1,190	0.66	0.07	4.92
6Agosto	PASB	5514.51	5128.53	4397.57	1.23	455	0.21	0.09	4.86
6Agosto	PASB	5515.43	5159.76	4356.65	2.20	35			0.27
6Agosto	PASB	5517.21	5126.41	4397.64	1.17	275	0.31	0.15	11.84
6Agosto	PASB	5517.51	5158.52	4356.65	1.90	65			0.78
6Agosto	PASB	5518.59	5098.98	4441.24	1.47	298	0.20	0.05	2.29
6Agosto	PASB	5519.35	5157.24	4356.65	1.70	77			0.59
6Agosto	PASB	5521.17	5097.12	4441.10	1.15	194	0.16	0.05	1.31
6Agosto	PASB	5522.26	5155.54	4356.69	1.10	96			2.30
6Agosto	PASB	5523.51	5121.71	4397.66	1.20	273	0.16	0.07	5.84
6Agosto	PASB	5524.10	5094.93	4440.98	1.84	561	0.80	0.11	15.71
6Agosto	PASB	5524.53	5154.93	4356.69	1.20	151			4.43
6Agosto	PASB	5526.81	5119.51	4397.66	1.40	70	0.09	0.07	5.70
6Agosto	PASB	5527.19	5092.28	4441.02	1.80	76	0.19	0.13	5.65
6Agosto	PASB	5527.27	5152.44	4356.69	1.15	86			1.74
6Agosto	PASB	5528.84	5090.87	4441.04	2.42	24	0.13	0.03	1.38
6Agosto	PASB	5529.37	5151.40	4356.69	1.70	53			0.27
6Agosto	PASB	5530.08	5117.44	4397.72	1.44	46	0.06	0.08	4.24
6Agosto	PASB	5531.01	5150.34	4356.69	1.65	58			0.56
6Agosto	PASB	5533.32	5115.40	4397.79	1.20	54	0.07	0.08	8.09
6Agosto	PASB	5533.34	5149.09	4356.69	2.20	35			0.27
6Agosto	PASB	5535.52	5148.01	4356.69	1.40	178			2.75
6Agosto	PASB	5536.72	5113.20	4397.72	1.16	303	0.25	0.11	8.85
6Agosto	PASB	5537.38	5146.93	4356.69	1.90	113			0.77
6Agosto	PASB	5539.18	5146.01	4356.69	1.80	39			0.62
6Agosto	PASB	5540.35	5110.90	4397.61	1.15	185	0.10	0.08	2.94
6Agosto	PASB	5540.57	5144.85	4356.69	2.10	50			0.86
6Agosto	PASB	5540.94	5114.96	4397.61	2.47	54	0.06	0.03	1.63
6Agosto	PASB	5541.21	5144.69	4356.69	1.50	21			0.85
6Agosto	PASB	5542.43	5143.99	4356.69	1.90	29			0.95
6Agosto	PASB	5544.18	5142.90	4356.69	1.90	20			0.28
6Agosto	PASB	5544.27	5108.16	4397.55	1.30	149	0.09	0.14	4.27
6Agosto	PASB	5544.43	5082.94	4437.61	2.76	449	0.34	0.07	6.12
6Agosto	PASB	5545.93	5141.81	4356.69	1.90	20			0.35
6Agosto	PASB	5546.21	5106.80	4397.54	1.56	67	0.06	0.13	6.30
6Agosto	PASB	5547.64	5140.67	4356.69	1.65	16			0.23
6Agosto	PASB	5549.28	5139.41	4356.69	1.80	28			0.33
6Agosto	PASB	5552.47	5137.22	4356.69	2.05	31			0.59
6Agosto	PASB	5555.91	5134.95	4356.69	1.95	24			0.61
6Agosto	PASB	5557.63	5133.82	4356.69	2.20	24			0.72
6Agosto	PASB	5559.36	5132.67	4356.69	2.25	33			0.71
6Agosto	PASB	5561.08	5131.54	4356.69	2.05	25			0.69
6Agosto	PASB	5562.79	5130.41	4356.69	2.10	35			2.83
6Agosto	PASB	5564.52	5129.28	4356.69	2.10	43			2.98
6Agosto	PASB	5566.23	5128.14	4356.69	2.05	18			1.51
6Agosto	PASB	5567.95	5127.01	4356.69	2.10	62			5.25
6Agosto	PASB	5569.74	5125.98	4356.69	1.95	70			7.12
6Agosto	PASB	5573.30	5123.92	4356.69	1.95	270			0.19
6Agosto	PASB	5575.08	5122.88	4356.69	2.20	171			8.29
6Agosto	PASB	5578.32	5122.52	4356.69	1.75	949			14.72

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	PASB	5580.07	5121.47	4356.69	1.45	1,575			18.64
6Agosto	PASB	5581.90	5120.54	4356.69	1.50	102			13.00
6Agosto	PASB	5583.75	5119.61	4356.69	1.10	57			8.92
6Agosto	PASB	5585.58	5118.67	4356.69	1.00	78			4.65
6Agosto	PASB	5589.25	5116.82	4356.69	1.70	230			10.73
6Agosto	PASB	5592.00	5115.55	4356.69	1.00	187			18.22
6Agosto	PASB	5593.76	5114.52	4356.69	1.00	181			22.65
6Agosto	PASB	5595.59	5113.57	4356.69	1.30	212			16.36
6Agosto	PASB	5597.40	5112.64	4356.69	1.00	150			2.46
6Agosto	PASB	5599.27	5111.78	4356.69	1.00	498			17.96
6Agosto	PASB	5601.15	5110.93	4356.69	1.00	309			3.51
6Agosto	PASB	5603.03	5110.06	4356.69	1.00	473			29.05
6Agosto	PASB	5604.88	5109.13	4356.69	1.00	277			26.00
6Agosto	PASB	5606.68	5108.21	4356.69	1.00	272			28.31
6Agosto	PASB	5608.61	5107.42	4356.69	1.00	77			2.68
6Agosto	PASB	5608.80	5074.93	4397.61	1.96	470	0.74	0.42	11.77
6Agosto	PASB	5610.46	5106.53	4356.69	1.00	100			4.20
6Agosto	PASB	5612.32	5106.31	4356.69	1.00	105			0.85
6Agosto	PASB	5621.81	5100.99	4356.69	1.00	51			4.21
6Agosto	PASB	5623.51	5099.83	4356.69	1.00	80			1.24
6Agosto	PASB	5625.22	5098.68	4356.69	1.00	39			3.85
6Agosto	PASB	5626.92	5097.52	4356.69	1.00	90			12.96
6Agosto	PASB	5628.63	5096.36	4356.69	1.00	48			5.50
6Agosto	PASB	5630.34	5095.21	4356.69	1.00	27			2.19
6Agosto	PASB	5632.01	5094.08	4356.69	1.00	42			5.91
6Agosto	PASB	5633.80	5093.06	4356.69	0.80	36			3.54
6Agosto	PASB	5635.59	5092.04	4356.69	0.75	8			0.12
6Agosto	PASB	5637.70	5090.76	4356.69	1.00	2			0.04
6Agosto	PASB	5639.41	5089.60	4356.69	0.95	6			0.06
6Agosto	PASB	5641.11	5088.44	4356.69	0.95	39			0.04
6Agosto	PASB	5642.81	5087.29	4356.69	1.00	5			0.05
6Agosto	PASB	5644.45	5085.96	4356.69	1.20	636			0.22
6Agosto	PASB	5646.06	5084.66	4356.69	1.20	282			0.24
6Agosto	PASB	5647.65	5083.36	4356.69	0.90	52			0.06
6Agosto	PASB	5649.26	5082.07	4356.69	1.00	24			0.29
6Agosto	PASB	5651.13	5081.06	4356.69	0.90	72			0.07
6Agosto	PASB	5652.82	5079.88	4356.69	0.80	67			0.72
6Agosto	PASB	5654.52	5078.72	4356.69	1.00	305			3.86
6Agosto	PASB	5656.22	5077.55	4356.69	0.90	20			0.14
6Agosto	PASB	5657.92	5076.38	4356.69	1.00	145			0.28
6Agosto	PASB	5659.61	5075.22	4356.69	0.90	186			0.28
6Agosto	PASB	5660.99	5074.01	4356.69	0.95	1,252			2.84
6Agosto	PASB	5662.10	5073.21	4356.69	1.00	1,084			1.62
6Agosto	PASB	5663.85	5071.85	4356.69	1.00	15			0.20
6Agosto	PASB	5665.63	5070.82	4356.69	1.00	73			0.03
6Agosto	PASB	5667.29	5069.60	4356.69	0.80	34			0.26
6Agosto	PASB	5668.95	5068.37	4356.69	0.80	12			0.08
6Agosto	COMIBOL	4289.31	5384.68	4437.10	2.70	160
6Agosto	COMIBOL	4291.34	5384.61	4437.10	2.60	320
6Agosto	COMIBOL	4293.22	5384.56	4437.10	2.20	270
6Agosto	COMIBOL	4295.54	5384.50	4437.10	1.80	1,600
6Agosto	COMIBOL	4297.38	5384.45	4437.10	1.60	2,210
6Agosto	COMIBOL	4299.65	5384.40	4437.10	1.70	100
6Agosto	COMIBOL	4301.51	5384.22	4437.10	2.50	288
6Agosto	COMIBOL	4303.34	5351.52	4472.50	1.80	310			3.48
6Agosto	COMIBOL	4303.78	5383.91	4437.10	2.60	640
6Agosto	COMIBOL	4305.20	5353.89	4472.50	1.50	80			3.03
6Agosto	COMIBOL	4305.73	5383.64	4437.10	2.40	770
6Agosto	COMIBOL	4306.93	5356.02	4472.50	1.60	30			2.35
6Agosto	COMIBOL	4308.06	5383.37	4437.10	2.00	800
6Agosto	COMIBOL	4309.12	5358.30	4472.50	2.00	100			5.17
6Agosto	COMIBOL	4309.89	5383.15	4437.10	1.90	80
6Agosto	COMIBOL	4311.25	5360.06	4472.50	2.00	140			5.57
6Agosto	COMIBOL	4312.02	5382.91	4437.10	1.80	60
6Agosto	COMIBOL	4313.73	5360.95	4472.50	2.00	70			8.31
6Agosto	COMIBOL	4314.13	5382.66	4437.10	1.70	50

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	4316.16	5382.42	4437.10	1.60	40
6Agosto	COMIBOL	4316.87	5361.71	4472.50	2.00	326			2.43
6Agosto	COMIBOL	4318.47	5382.08	4437.10	1.80	70
6Agosto	COMIBOL	4319.96	5361.70	4472.50	2.00	140			7.63
6Agosto	COMIBOL	4320.30	5381.75	4437.10	1.70	50
6Agosto	COMIBOL	4322.10	5381.42	4437.10	1.50	50
6Agosto	COMIBOL	4322.87	5360.73	4472.50	1.56	180			14.30
6Agosto	COMIBOL	4324.29	5381.01	4437.10	1.30	30
6Agosto	COMIBOL	4326.40	5380.63	4437.10	1.30	60
6Agosto	COMIBOL	4328.46	5380.10	4437.10	2.00	40
6Agosto	COMIBOL	4330.29	5379.65	4437.10	2.00	40
6Agosto	COMIBOL	4332.21	5379.24	4437.10	2.00	50
6Agosto	COMIBOL	4334.34	5378.78	4437.10	2.00	50
6Agosto	COMIBOL	4336.06	5378.41	4437.10	1.80	150
6Agosto	COMIBOL	4338.02	5377.99	4437.10	1.70	90
6Agosto	COMIBOL	4339.68	5377.63	4437.10	1.70	120
6Agosto	COMIBOL	4342.07	5377.09	4437.10	1.88	160
6Agosto	COMIBOL	4343.93	5376.67	4437.10	1.80	120
6Agosto	COMIBOL	4345.65	5376.28	4437.10	1.80	100
6Agosto	COMIBOL	4347.52	5375.86	4437.10	1.80	140
6Agosto	COMIBOL	4349.51	5375.41	4437.10	1.80	220
6Agosto	COMIBOL	4351.29	5375.01	4437.10	1.80	400
6Agosto	COMIBOL	4353.32	5374.54	4437.10	1.70	830
6Agosto	COMIBOL	4355.20	5374.11	4437.10	1.60	50
6Agosto	COMIBOL	4357.25	5373.64	4437.10	1.50	300
6Agosto	COMIBOL	4358.96	5373.24	4437.10	1.40	240
6Agosto	COMIBOL	4360.88	5372.80	4437.10	1.40	150
6Agosto	COMIBOL	4362.69	5372.54	4437.10	1.20	210
6Agosto	COMIBOL	4365.00	5372.24	4437.10	1.20	510
6Agosto	COMIBOL	4366.35	5372.04	4437.10	1.40	456
6Agosto	COMIBOL	4368.74	5371.58	4437.10	1.60	170
6Agosto	COMIBOL	4370.49	5371.25	4437.10	1.50	140
6Agosto	COMIBOL	4372.57	5370.86	4437.10	2.60	300			4.21
6Agosto	COMIBOL	4374.61	5370.47	4437.10	2.40	70			4.11
6Agosto	COMIBOL	4376.42	5370.12	4437.10	2.00	100			6.26
6Agosto	COMIBOL	4378.44	5369.74	4437.10	2.10	120			3.52
6Agosto	COMIBOL	4380.24	5369.30	4437.10	1.90	1,410			7.43
6Agosto	COMIBOL	4381.98	5368.85	4437.10	1.60	160			5.41
6Agosto	COMIBOL	4384.01	5368.32	4437.10	1.60	280			16.56
6Agosto	COMIBOL	4385.74	5367.88	4437.10	1.70	780			4.69
6Agosto	COMIBOL	4387.86	5367.33	4437.10	1.80	270			11.34
6Agosto	COMIBOL	4389.83	5366.82	4437.10	1.80	270			7.92
6Agosto	COMIBOL	4391.64	5366.46	4437.10	1.60	400			11.34
6Agosto	COMIBOL	4393.63	5366.14	4437.10	1.70	170			1.56
6Agosto	COMIBOL	4395.42	5365.85	4437.10	1.60	100			3.13
6Agosto	COMIBOL	4397.64	5365.49	4437.10	1.50	350			4.94
6Agosto	COMIBOL	4399.22	5365.19	4437.10	1.60	140			2.15
6Agosto	COMIBOL	4401.84	5364.64	4437.10	1.60	80			1.07
6Agosto	COMIBOL	4403.17	5364.36	4437.10	1.40	310			3.03
6Agosto	COMIBOL	4405.34	5363.91	4437.10	2.50	290			4.60
6Agosto	COMIBOL	4407.35	5363.48	4437.10	1.40	280			4.30
6Agosto	COMIBOL	4409.34	5363.04	4437.10	1.40	200			4.50
6Agosto	COMIBOL	4411.19	5362.63	4437.10	1.50	390			4.40
6Agosto	COMIBOL	4413.15	5362.20	4437.10	1.20	280			7.73
6Agosto	COMIBOL	4415.27	5361.73	4437.10	1.00	90			1.86
6Agosto	COMIBOL	4417.13	5361.33	4437.10	1.20	50			2.45
6Agosto	COMIBOL	4419.12	5360.89	4437.10	1.40	150			4.01
6Agosto	COMIBOL	4420.95	5360.49	4437.10	1.20	220			4.79
6Agosto	COMIBOL	4422.90	5360.06	4437.10	1.10	340			9.16
6Agosto	COMIBOL	4424.97	5359.60	4437.10	1.30	200			7.32
6Agosto	COMIBOL	4427.25	5359.10	4437.10	1.60	120			3.76
6Agosto	COMIBOL	4428.94	5358.72	4437.10	1.80	120			3.18
6Agosto	COMIBOL	4431.08	5358.25	4437.10	2.00	190			2.02
6Agosto	COMIBOL	4432.91	5357.84	4437.10	1.80	130			3.37
6Agosto	COMIBOL	4434.85	5357.41	4437.10	1.60	40			4.62
6Agosto	COMIBOL	4436.75	5356.99	4437.10	1.60	90			2.60

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	4438.68	5356.56	4437.10	1.60	100			3.82
6Agosto	COMIBOL	4440.82	5356.08	4437.10	1.60	140			4.62
6Agosto	COMIBOL	4442.65	5355.73	4437.10	1.80	80			3.32
6Agosto	COMIBOL	4444.73	5355.34	4437.10	2.00	150			5.83
6Agosto	COMIBOL	4446.62	5354.98	4437.10	1.50	600			5.13
6Agosto	COMIBOL	4448.76	5354.57	4437.10	1.10	280			3.32
6Agosto	COMIBOL	4450.74	5354.19	4437.10	1.00	290			5.43
6Agosto	COMIBOL	4452.85	5353.79	4437.10	1.60	80			4.92
6Agosto	COMIBOL	4454.64	5353.40	4437.10	1.30	60			2.31
6Agosto	COMIBOL	4457.14	5352.77	4437.10	1.20	220			6.83
6Agosto	COMIBOL	4458.33	5352.52	4437.10	1.40	1,000			14.12
6Agosto	COMIBOL	4460.59	5352.11	4437.10	1.80	340			6.03
6Agosto	COMIBOL	4462.32	5351.79	4437.10	1.60	370			7.14
6Agosto	COMIBOL	4464.26	5351.43	4437.10	1.60	400			3.82
6Agosto	COMIBOL	4466.12	5351.09	4437.10	1.80	530			4.12
6Agosto	COMIBOL	4468.07	5350.70	4437.10	1.70	560			3.92
6Agosto	COMIBOL	4469.94	5350.28	4437.10	2.20	460			4.51
6Agosto	COMIBOL	4471.75	5349.88	4437.10	2.10	360			3.45
6Agosto	COMIBOL	4473.69	5349.45	4437.10	1.80	200			8.63
6Agosto	COMIBOL	4475.46	5349.06	4437.10	1.30	340			10.17
6Agosto	COMIBOL	4477.49	5348.60	4437.10	1.20	380			8.79
6Agosto	COMIBOL	4479.27	5348.21	4437.10	1.20	1,160			7.48
6Agosto	COMIBOL	4481.15	5347.79	4437.10	1.40	460			5.56
6Agosto	COMIBOL	4483.13	5347.40	4437.10	1.50	30			2.97
6Agosto	COMIBOL	4484.88	5347.15	4437.10	1.60	1,480			3.79
6Agosto	COMIBOL	4485.62	5324.77	4472.50	1.10	780			2.50
6Agosto	COMIBOL	4486.83	5346.87	4437.10	1.50	520			2.88
6Agosto	COMIBOL	4487.84	5324.20	4472.50	0.70	302			1.26
6Agosto	COMIBOL	4488.95	5346.57	4437.10	1.70	80			4.32
6Agosto	COMIBOL	4489.18	5323.86	4472.50	0.70	420			1.81
6Agosto	COMIBOL	4490.71	5346.32	4437.10	1.20	550			11.99
6Agosto	COMIBOL	4491.31	5323.32	4472.50	0.78	160			0.60
6Agosto	COMIBOL	4492.76	5346.03	4437.10	1.90	100			3.46
6Agosto	COMIBOL	4493.10	5322.87	4472.50	0.70	221			5.01
6Agosto	COMIBOL	4494.57	5345.77	4437.10	2.00	280			6.64
6Agosto	COMIBOL	4495.19	5322.30	4472.50	0.80	230			1.73
6Agosto	COMIBOL	4496.35	5345.37	4437.10	1.70	110			9.71
6Agosto	COMIBOL	4496.79	5321.86	4472.50	0.70	440			7.40
6Agosto	COMIBOL	4498.38	5344.91	4437.10	2.00	150			8.65
6Agosto	COMIBOL	4498.61	5321.35	4472.50	0.70	351			2.06
6Agosto	COMIBOL	4500.09	5344.52	4437.10	2.80	240			3.46
6Agosto	COMIBOL	4500.49	5320.83	4472.50	1.10	480			5.74
6Agosto	COMIBOL	4502.27	5344.03	4437.10	2.00	260			6.07
6Agosto	COMIBOL	4502.40	5320.53	4472.50	1.20	680			6.91
6Agosto	COMIBOL	4504.15	5320.28	4472.50	1.40	300			2.04
6Agosto	COMIBOL	4504.22	5343.59	4437.10	2.00	120			2.70
6Agosto	COMIBOL	4505.78	5343.25	4437.10	2.00	230			1.73
6Agosto	COMIBOL	4506.26	5319.97	4472.50	1.40	230			1.46
6Agosto	COMIBOL	4507.79	5342.82	4437.10	2.00	950			4.34
6Agosto	COMIBOL	4508.15	5319.70	4472.50	2.00	160			1.27
6Agosto	COMIBOL	4509.69	5342.41	4437.10	1.80	2,210			5.30
6Agosto	COMIBOL	4510.04	5319.42	4472.50	1.60	540			3.21
6Agosto	COMIBOL	4511.75	5341.99	4437.10	2.00	1,060			3.57
6Agosto	COMIBOL	4512.02	5319.13	4472.50	1.60	200			1.36
6Agosto	COMIBOL	4513.51	5341.62	4437.10	2.20	660			3.18
6Agosto	COMIBOL	4513.83	5318.87	4472.50	1.00	1,060			8.86
6Agosto	COMIBOL	4515.30	5341.25	4437.10	2.20	740			5.98
6Agosto	COMIBOL	4515.73	5318.57	4472.50	1.20	1,870			4.48
6Agosto	COMIBOL	4517.29	5340.84	4437.10	2.00	620			6.66
6Agosto	COMIBOL	4517.42	5318.29	4472.50	1.30	280			5.50
6Agosto	COMIBOL	4518.92	5340.51	4437.10	2.00	770			8.79
6Agosto	COMIBOL	4519.73	5317.92	4472.50	1.60	520			0.73
6Agosto	COMIBOL	4520.79	5340.12	4437.10	2.00	370			12.63
6Agosto	COMIBOL	4521.40	5317.65	4472.50	1.00	650			0.09
6Agosto	COMIBOL	4522.76	5339.72	4437.10	1.90	500			11.08
6Agosto	COMIBOL	4523.49	5317.30	4472.50	1.00	1,300			9.60

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	4524.79	5339.32	4437.10	1.80	640			6.94
6Agosto	COMIBOL	4525.60	5316.90	4472.50	1.10	1,200			6.23
6Agosto	COMIBOL	4526.66	5338.95	4437.10	1.90	340			6.75
6Agosto	COMIBOL	4527.94	5316.41	4472.50	1.00	450			2.82
6Agosto	COMIBOL	4528.48	5338.59	4437.10	1.90	480			3.23
6Agosto	COMIBOL	4530.28	5315.92	4472.50	0.70	409			2.26
6Agosto	COMIBOL	4532.54	5315.45	4472.50	0.90	540			2.24
6Agosto	COMIBOL	4535.07	5315.01	4472.50	0.75	546			1.54
6Agosto	COMIBOL	4537.48	5314.66	4472.50	0.70	620			1.15
6Agosto	COMIBOL	4539.67	5314.34	4472.50	0.70	515			1.75
6Agosto	COMIBOL	4542.21	5313.98	4472.50	0.70	276			0.63
6Agosto	COMIBOL	4544.56	5313.63	4472.50	0.70	223			0.60
6Agosto	COMIBOL	4547.26	5313.07	4472.50	0.70	1,186			1.58
6Agosto	COMIBOL	4549.32	5312.73	4472.50	1.10	590			4.04
6Agosto	COMIBOL	4551.67	5312.42	4472.50	0.70	69			0.44
6Agosto	COMIBOL	4553.82	5312.14	4472.50	0.70	391			5.37
6Agosto	COMIBOL	4556.15	5311.84	4472.50	0.70	418			1.24
6Agosto	COMIBOL	4558.45	5311.54	4472.50	0.70	375			1.14
6Agosto	COMIBOL	4560.45	5311.15	4472.50	0.80	784			1.92
6Agosto	COMIBOL	4562.87	5310.65	4472.50	1.20	1,360			3.44
6Agosto	COMIBOL	4565.17	5310.17	4472.50	1.70	820			6.75
6Agosto	COMIBOL	4567.27	5309.72	4472.50	1.00	740			5.96
6Agosto	COMIBOL	4569.59	5309.25	4472.50	0.80	712			6.77
6Agosto	COMIBOL	4571.84	5308.81	4472.50	1.60	410			6.83
6Agosto	COMIBOL	4574.10	5308.37	4472.50	1.60	880			8.94
6Agosto	COMIBOL	4576.19	5307.95	4472.50	1.60	720			1.89
6Agosto	COMIBOL	4578.53	5307.49	4472.50	1.60	1,080			10.14
6Agosto	COMIBOL	4580.44	5306.67	4472.50	0.80	824			14.42
6Agosto	COMIBOL	4623.14	5297.26	4472.50	0.70	175
6Agosto	COMIBOL	4625.28	5296.60	4472.50	0.70	175
6Agosto	COMIBOL	4626.88	5296.11	4472.50	0.90	234
6Agosto	COMIBOL	4628.81	5295.60	4472.50	1.10	380
6Agosto	COMIBOL	4630.72	5295.27	4472.50	0.90	774
6Agosto	COMIBOL	4632.60	5294.94	4472.50	1.10	1,020
6Agosto	COMIBOL	4634.49	5294.61	4472.50	1.10	319
6Agosto	COMIBOL	4636.42	5294.27	4472.50	0.80	96
6Agosto	COMIBOL	4638.23	5293.96	4472.50	0.70	30
6Agosto	COMIBOL	4640.28	5293.60	4472.50	0.70	80
6Agosto	COMIBOL	4642.07	5293.24	4472.50	0.70	103
6Agosto	COMIBOL	4644.23	5292.77	4472.50	0.70	24
6Agosto	COMIBOL	4645.93	5292.41	4472.50	0.70	31
6Agosto	COMIBOL	4647.93	5291.98	4472.50	0.70	40
6Agosto	COMIBOL	4649.51	5291.64	4472.50	0.70	218
6Agosto	COMIBOL	4651.38	5291.25	4472.50	0.70	118
6Agosto	COMIBOL	4653.43	5290.84	4472.50	0.70	28
6Agosto	COMIBOL	4655.13	5290.50	4472.50	0.70	102
6Agosto	COMIBOL	4657.02	5290.12	4472.50	0.70	86
6Agosto	COMIBOL	4659.38	5289.64	4472.50	0.70	550
6Agosto	COMIBOL	4661.07	5289.35	4472.50	0.70	175
6Agosto	COMIBOL	4663.33	5289.00	4472.50	0.70	175
6Agosto	COMIBOL	4665.57	5288.65	4472.50	0.90	234
6Agosto	COMIBOL	4667.69	5288.32	4472.50	1.00	380
6Agosto	COMIBOL	4669.96	5287.87	4472.50	0.90	774
6Agosto	COMIBOL	4672.10	5287.43	4472.50	1.00	1,020
6Agosto	COMIBOL	4674.50	5286.93	4472.50	1.00	319
6Agosto	COMIBOL	4676.97	5286.42	4472.50	0.80	96
6Agosto	COMIBOL	4678.86	5286.01	4472.50	0.70	30
6Agosto	COMIBOL	4681.28	5285.41	4472.50	0.70	80
6Agosto	COMIBOL	4683.45	5284.87	4472.50	0.70	103
6Agosto	COMIBOL	4683.96	5327.28	4401.20	1.00	71			1.19
6Agosto	COMIBOL	4683.96	5327.28	4403.47	1.00	102			8.54
6Agosto	COMIBOL	4683.96	5327.28	4405.74	1.00	94			3.89
6Agosto	COMIBOL	4683.96	5327.28	4408.08	1.00	72			1.95
6Agosto	COMIBOL	4683.96	5327.28	4410.48	1.00	84			2.40
6Agosto	COMIBOL	4683.96	5327.28	4412.75	1.00	143			2.48
6Agosto	COMIBOL	4683.96	5327.28	4414.89	1.10	320			13.73

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	4683.96	5327.28	4417.29	1.00	225			7.69
6Agosto	COMIBOL	4683.96	5327.28	4419.62	1.00	64			2.08
6Agosto	COMIBOL	4683.96	5327.28	4421.76	1.00	391
6Agosto	COMIBOL	4683.96	5327.28	4424.10	1.00	206
6Agosto	COMIBOL	4683.96	5327.28	4426.50	1.00	156
6Agosto	COMIBOL	4683.96	5327.28	4428.89	1.20	223
6Agosto	COMIBOL	4683.96	5327.28	4431.16	1.00	271
6Agosto	COMIBOL	4683.96	5327.28	4433.56	1.00	180
6Agosto	COMIBOL	4685.53	5284.35	4472.50	0.70	27
6Agosto	COMIBOL	4687.88	5283.82	4472.50	0.70	31
6Agosto	COMIBOL	4690.00	5283.37	4472.50	0.70	40
6Agosto	COMIBOL	4693.05	5283.08	4472.50	0.70	86
6Agosto	COMIBOL	4694.84	5282.71	4472.50	0.70	218
6Agosto	COMIBOL	4696.35	5282.40	4472.50	0.70	118
6Agosto	COMIBOL	4698.27	5282.00	4472.50	0.70	28
6Agosto	COMIBOL	4698.73	5309.32	4442.06	1.00	90
6Agosto	COMIBOL	4698.73	5309.32	4443.79	0.90	40
6Agosto	COMIBOL	4698.73	5309.32	4445.90	0.80	60
6Agosto	COMIBOL	4698.73	5309.32	4447.73	0.90	100
6Agosto	COMIBOL	4698.73	5309.32	4449.79	1.00	50
6Agosto	COMIBOL	4698.73	5309.32	4451.95	0.70	0
6Agosto	COMIBOL	4698.73	5309.32	4453.57	0.70	0
6Agosto	COMIBOL	4698.73	5309.32	4455.35	1.00	160
6Agosto	COMIBOL	4698.73	5309.32	4457.41	1.00	140
6Agosto	COMIBOL	4698.73	5309.32	4459.62	1.00	130
6Agosto	COMIBOL	4698.73	5309.32	4461.51	1.00	228
6Agosto	COMIBOL	4698.73	5309.32	4463.46	1.20	210
6Agosto	COMIBOL	4698.73	5309.32	4465.51	1.10	420
6Agosto	COMIBOL	4698.73	5309.32	4467.57	1.00	270
6Agosto	COMIBOL	4698.73	5309.32	4469.51	1.10	240
6Agosto	COMIBOL	4698.73	5309.32	4471.73	1.00	270
6Agosto	COMIBOL	4699.85	5281.76	4472.50	0.70	333
6Agosto	COMIBOL	4701.60	5281.50	4472.50	0.70	550
6Agosto	COMIBOL	4703.27	5281.26	4472.50	0.70	365
6Agosto	COMIBOL	4705.14	5281.31	4472.50	0.70	434
6Agosto	COMIBOL	4706.87	5281.70	4472.50	1.00	610
6Agosto	COMIBOL	4708.68	5282.10	4472.50	1.00	580
6Agosto	COMIBOL	4710.24	5282.11	4472.50	0.70	469
6Agosto	COMIBOL	4711.91	5282.04	4472.50	0.90	441
6Agosto	COMIBOL	4713.68	5281.39	4472.50	0.90	432
6Agosto	COMIBOL	4715.28	5280.80	4472.50	1.00	520
6Agosto	COMIBOL	4716.86	5280.01	4472.50	0.70	207
6Agosto	COMIBOL	4718.55	5279.14	4472.50	0.90	351
6Agosto	COMIBOL	4720.01	5278.76	4472.50	0.70	143
6Agosto	COMIBOL	4722.03	5278.38	4472.50	0.70	370
6Agosto	COMIBOL	4723.60	5278.62	4472.50	0.70	283
6Agosto	COMIBOL	4726.00	5278.98	4472.50	0.70	183
6Agosto	COMIBOL	4727.95	5279.22	4472.50	0.70	154
6Agosto	COMIBOL	4730.12	5278.91	4472.50	0.70	67
6Agosto	COMIBOL	4732.29	5278.54	4472.50	0.70	27
6Agosto	COMIBOL	4734.41	5278.09	4472.50	0.70	37
6Agosto	COMIBOL	4736.48	5277.55	4472.50	0.70	55
6Agosto	COMIBOL	4738.51	5276.95	4472.50	0.70	105
6Agosto	COMIBOL	4740.70	5276.30	4472.50	0.70	22
6Agosto	COMIBOL	4742.65	5275.75	4472.50	0.70	9
6Agosto	COMIBOL	4744.91	5275.71	4472.50	0.70	31
6Agosto	COMIBOL	4747.18	5275.67	4472.50	0.70	18
6Agosto	COMIBOL	4749.18	5275.63	4472.50	0.70	14
6Agosto	COMIBOL	4751.35	5275.56	4472.50	0.70	10
6Agosto	COMIBOL	4753.24	5275.51	4472.50	0.70	3
6Agosto	COMIBOL	4755.60	5275.44	4472.50	0.70	0
6Agosto	COMIBOL	4757.87	5275.30	4472.50	0.70	1
6Agosto	COMIBOL	4757.97	5321.21	4400.17	1.20	140
6Agosto	COMIBOL	4757.97	5321.21	4402.56	1.20	272
6Agosto	COMIBOL	4757.97	5321.21	4404.25	1.20	165
6Agosto	COMIBOL	4757.97	5321.21	4406.26	1.20	158

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	4757.97	5321.21	4408.21	1.20	107
6Agosto	COMIBOL	4757.97	5321.21	4410.09	1.20	68
6Agosto	COMIBOL	4757.97	5321.21	4412.03	1.20	59
6Agosto	COMIBOL	4757.97	5321.21	4414.17	1.30	93
6Agosto	COMIBOL	4757.97	5321.21	4416.25	1.20	68
6Agosto	COMIBOL	4757.97	5321.21	4418.19	1.20	60
6Agosto	COMIBOL	4757.97	5321.21	4420.08	1.20	78
6Agosto	COMIBOL	4757.97	5321.21	4421.83	1.20	72
6Agosto	COMIBOL	4757.97	5321.21	4424.16	1.20	151
6Agosto	COMIBOL	4757.97	5321.21	4426.04	1.20	94
6Agosto	COMIBOL	4757.97	5321.21	4428.18	1.20	62
6Agosto	COMIBOL	4757.97	5321.21	4430.32	1.20	50
6Agosto	COMIBOL	4757.97	5321.21	4432.01	1.20	65
6Agosto	COMIBOL	4757.97	5321.21	4434.21	1.20	52
6Agosto	COMIBOL	4759.89	5274.97	4472.50	0.70	1
6Agosto	COMIBOL	4761.90	5274.64	4472.50	0.70	0
6Agosto	COMIBOL	4764.46	5274.12	4472.50	0.70	3
6Agosto	COMIBOL	4766.47	5273.79	4472.50	0.70	2
6Agosto	COMIBOL	4769.11	5273.55	4472.50	0.70	1
6Agosto	COMIBOL	4771.37	5273.35	4472.50	0.70	7
6Agosto	COMIBOL	4773.81	5273.21	4472.50	0.70	77
6Agosto	COMIBOL	4776.49	5273.06	4472.50	0.70	56
6Agosto	COMIBOL	4779.25	5272.90	4472.50	0.70	37
6Agosto	COMIBOL	4781.19	5272.53	4472.50	0.70	21
6Agosto	COMIBOL	4783.28	5271.94	4472.50	0.70	67
6Agosto	COMIBOL	4785.94	5271.35	4472.50	0.80	16
6Agosto	COMIBOL	4788.41	5271.02	4472.50	0.70	84
6Agosto	COMIBOL	4790.44	5270.76	4472.50	0.80	152
6Agosto	COMIBOL	4793.50	5270.26	4472.50	0.90	54
6Agosto	COMIBOL	4796.01	5269.82	4472.50	0.80	48
6Agosto	COMIBOL	4798.17	5269.44	4472.50	0.70	6
6Agosto	COMIBOL	4800.54	5269.02	4472.50	0.70	4
6Agosto	COMIBOL	4802.74	5268.73	4472.50	0.70	4
6Agosto	COMIBOL	4805.17	5268.49	4472.50	0.70	3
6Agosto	COMIBOL	4851.08	5331.41	4370.15	1.00	11			0.32
6Agosto	COMIBOL	4851.08	5331.41	4372.62	1.00	14			0.87
6Agosto	COMIBOL	4851.08	5331.41	4374.89	1.00	29			0.20
6Agosto	COMIBOL	4851.08	5331.41	4377.55	1.00	17			0.34
6Agosto	COMIBOL	4851.08	5331.41	4379.62	1.00	42			0.48
6Agosto	COMIBOL	4851.08	5331.41	4382.02	1.00	13			0.17
6Agosto	COMIBOL	4851.08	5331.41	4384.29	1.00	10			0.12
6Agosto	COMIBOL	4851.08	5331.41	4386.76	1.00	18			0.26
6Agosto	COMIBOL	4851.08	5331.41	4389.16	1.00	21			0.71
6Agosto	COMIBOL	4948.10	5315.32	4360.23	1.00	175			1.01
6Agosto	COMIBOL	4948.10	5315.32	4362.11	1.00	104			1.95
6Agosto	COMIBOL	4948.10	5315.32	4364.32	1.00	121			1.36
6Agosto	COMIBOL	4948.10	5315.32	4366.26	1.00	87			1.46
6Agosto	COMIBOL	4948.10	5315.32	4368.40	1.10	203			2.45
6Agosto	COMIBOL	4948.10	5315.32	4370.22	1.20	139			2.22
6Agosto	COMIBOL	4948.10	5315.32	4372.16	1.00	186			3.51
6Agosto	COMIBOL	4948.10	5315.32	4374.05	1.20	217			4.54
6Agosto	COMIBOL	4948.10	5315.32	4376.19	1.20	334			2.60
6Agosto	COMIBOL	4948.10	5315.32	4378.00	1.10	120			1.57
6Agosto	COMIBOL	4948.10	5315.32	4380.08	1.30	104			1.96
6Agosto	COMIBOL	4948.10	5315.32	4382.15	1.10	373			7.12
6Agosto	COMIBOL	4948.10	5315.32	4384.16	1.20	285			10.47
6Agosto	COMIBOL	4948.10	5315.32	4386.30	1.00	195			8.14
6Agosto	COMIBOL	4948.10	5315.32	4388.12	1.00	230			13.01
6Agosto	COMIBOL	4948.10	5315.32	4390.06	1.00	183			13.94
6Agosto	COMIBOL	5007.74	5253.67	4437.10	2.20	104
6Agosto	COMIBOL	5009.72	5253.12	4437.10	3.00	168			0.78
6Agosto	COMIBOL	5011.46	5252.63	4437.10	2.60	163			11.82
6Agosto	COMIBOL	5013.61	5252.06	4437.10	2.40	425
6Agosto	COMIBOL	5014.58	5304.01	4360.82	1.00	123			9.69
6Agosto	COMIBOL	5014.58	5304.01	4363.34	1.00	105			6.88
6Agosto	COMIBOL	5014.58	5304.01	4365.48	1.00	27			0.63

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	5014.58	5304.01	4367.95	1.00	34			7.50
6Agosto	COMIBOL	5014.58	5304.01	4370.28	1.00	34			1.32
6Agosto	COMIBOL	5014.58	5304.01	4372.49	1.00	70			2.95
6Agosto	COMIBOL	5014.58	5304.01	4374.95	1.00	110
6Agosto	COMIBOL	5014.58	5304.01	4377.29	1.10	118
6Agosto	COMIBOL	5014.58	5304.01	4379.69	1.00	72
6Agosto	COMIBOL	5014.58	5304.01	4382.22	1.00	108
6Agosto	COMIBOL	5014.58	5304.01	4384.49	1.00	121
6Agosto	COMIBOL	5014.58	5304.01	4386.56	1.00	149
6Agosto	COMIBOL	5014.58	5304.01	4389.16	1.00	140
6Agosto	COMIBOL	5014.58	5304.01	4391.69	1.00	145
6Agosto	COMIBOL	5015.14	5251.73	4437.10	1.90	340
6Agosto	COMIBOL	5017.40	5251.24	4437.10	1.90	653			11.70
6Agosto	COMIBOL	5019.15	5250.86	4437.10	2.80	242			7.03
6Agosto	COMIBOL	5021.42	5250.37	4437.10	1.00	540			10.19
6Agosto	COMIBOL	5023.04	5250.02	4437.10	0.80	368			15.32
6Agosto	COMIBOL	5024.93	5249.61	4437.10	0.70	31			1.34
6Agosto	COMIBOL	5026.86	5249.15	4437.10	0.80	240			4.15
6Agosto	COMIBOL	5029.08	5248.48	4437.10	1.00	120			9.04
6Agosto	COMIBOL	5030.77	5247.98	4437.10	1.20	200
6Agosto	COMIBOL	5032.82	5247.36	4437.10	1.20	160
6Agosto	COMIBOL	5034.59	5246.84	4437.10	1.20	540
6Agosto	COMIBOL	5036.53	5246.23	4437.10	1.20	510
6Agosto	COMIBOL	5036.96	5271.24	4403.21	0.70	50
6Agosto	COMIBOL	5036.96	5271.24	4405.42	0.70	77			7.59
6Agosto	COMIBOL	5036.96	5271.24	4407.43	0.70	120
6Agosto	COMIBOL	5036.96	5271.24	4409.76	0.70	80			5.35
6Agosto	COMIBOL	5036.96	5271.24	4411.71	0.70	137
6Agosto	COMIBOL	5036.96	5271.24	4413.98	0.70	124			6.73
6Agosto	COMIBOL	5036.96	5271.24	4416.05	0.70	149			8.04
6Agosto	COMIBOL	5036.96	5271.24	4418.65	0.70	150
6Agosto	COMIBOL	5036.96	5271.24	4420.72	1.25	350			5.43
6Agosto	COMIBOL	5036.96	5271.24	4422.47	1.20	220
6Agosto	COMIBOL	5036.96	5271.24	4425.00	1.15	240			11.00
6Agosto	COMIBOL	5036.96	5271.24	4427.47	1.25	60
6Agosto	COMIBOL	5036.96	5271.24	4429.54	1.10	150			4.82
6Agosto	COMIBOL	5036.96	5271.24	4431.62	1.00	140
6Agosto	COMIBOL	5036.96	5271.24	4434.08	1.10	100			4.02
6Agosto	COMIBOL	5036.96	5271.24	4435.90	1.00	250
6Agosto	COMIBOL	5038.63	5245.37	4437.10	1.00	680
6Agosto	COMIBOL	5040.20	5244.73	4437.10	1.40	340
6Agosto	COMIBOL	5042.32	5243.86	4437.10	1.40	710
6Agosto	COMIBOL	5044.09	5243.16	4437.10	1.30	220
6Agosto	COMIBOL	5045.71	5242.49	4437.10	1.30	700
6Agosto	COMIBOL	5047.83	5241.50	4437.10	1.30	600
6Agosto	COMIBOL	5049.69	5240.88	4437.10	2.00	330
6Agosto	COMIBOL	5051.60	5240.69	4437.10	2.10	570
6Agosto	COMIBOL	5053.39	5240.51	4437.10	2.50	480
6Agosto	COMIBOL	5055.53	5240.29	4437.10	2.40	340
6Agosto	COMIBOL	5057.30	5240.10	4437.10	2.20	370
6Agosto	COMIBOL	5059.41	5239.86	4437.10	2.20	240
6Agosto	COMIBOL	5061.38	5239.64	4437.10	2.20	320
6Agosto	COMIBOL	5063.12	5239.44	4437.10	2.80	330
6Agosto	COMIBOL	5065.03	5238.88	4437.10	1.90	610
6Agosto	COMIBOL	5067.12	5238.06	4437.10	1.70	960
6Agosto	COMIBOL	5068.91	5237.35	4437.10	1.80	950
6Agosto	COMIBOL	5070.81	5236.60	4437.10	1.80	940
6Agosto	COMIBOL	5072.66	5235.87	4437.10	2.00	1,450
6Agosto	COMIBOL	5074.75	5235.02	4437.10	1.60	1,140
6Agosto	COMIBOL	5076.30	5234.39	4437.10	1.40	350
6Agosto	COMIBOL	5078.03	5233.69	4437.10	2.00	380
6Agosto	COMIBOL	5079.87	5232.91	4437.10	2.00	400
6Agosto	COMIBOL	5081.73	5232.04	4437.10	1.80	190
6Agosto	COMIBOL	5083.77	5231.09	4437.10	1.80	320
6Agosto	COMIBOL	5085.19	5230.54	4437.10	1.60	160
6Agosto	COMIBOL	5087.29	5229.90	4437.10	1.80	580

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	5089.17	5229.33	4437.10	1.30	170
6Agosto	COMIBOL	5091.04	5228.84	4437.10	1.20	660
6Agosto	COMIBOL	5093.03	5228.35	4437.10	1.00	360
6Agosto	COMIBOL	5094.76	5227.93	4437.10	1.00	1,090
6Agosto	COMIBOL	5096.63	5227.48	4437.10	1.10	2,210
6Agosto	COMIBOL	5098.69	5226.98	4437.10	1.10	640
6Agosto	COMIBOL	5100.67	5226.50	4437.10	1.20	800
6Agosto	COMIBOL	5102.69	5226.00	4437.10	1.00	770
6Agosto	COMIBOL	5104.57	5225.53	4437.10	1.30	260
6Agosto	COMIBOL	5106.12	5225.14	4437.10	1.00	370
6Agosto	COMIBOL	5108.31	5224.59	4437.10	1.20	2,210
6Agosto	COMIBOL	5110.10	5224.14	4437.10	0.70	1,180
6Agosto	COMIBOL	5111.89	5223.69	4437.10	0.70	414
6Agosto	COMIBOL	5147.42	5214.85	4437.10	1.50	990			31.71
6Agosto	COMIBOL	5149.26	5214.38	4437.10	1.50	2,210			21.59
6Agosto	COMIBOL	5150.65	5214.03	4437.10	0.86	488			31.71
6Agosto	COMIBOL	5152.73	5213.51	4437.10	0.70	155			10.86
6Agosto	COMIBOL	5154.34	5213.10	4437.10	0.70	998			10.64
6Agosto	COMIBOL	5156.59	5212.80	4437.10	1.00	2,210			24.69
6Agosto	COMIBOL	5158.13	5212.60	4437.10	0.70	237			5.38
6Agosto	COMIBOL	5160.03	5212.36	4437.10	1.00	630			31.71
6Agosto	COMIBOL	5220.25	5132.15	4524.99	0.70	120
6Agosto	COMIBOL	5220.25	5132.15	4527.40	0.70	896
6Agosto	COMIBOL	5220.25	5132.15	4529.54	0.70	764
6Agosto	COMIBOL	5220.25	5132.15	4531.60	0.70	1,476
6Agosto	COMIBOL	5220.25	5132.15	4533.55	0.80	2,210
6Agosto	COMIBOL	5234.85	5233.85	4395.25	4.10	420			20.89
6Agosto	COMIBOL	5236.84	5233.66	4395.25	3.10	660			11.74
6Agosto	COMIBOL	5238.85	5233.38	4395.25	3.40	320			5.21
6Agosto	COMIBOL	5240.73	5233.11	4395.25	2.80	1,940
6Agosto	COMIBOL	5243.35	5232.84	4395.25	1.80	580
6Agosto	COMIBOL	5244.75	5232.70	4395.25	0.80	450			16.11
6Agosto	COMIBOL	5246.36	5232.44	4395.25	0.80	260
6Agosto	COMIBOL	5247.99	5232.19	4395.25	0.90	280			12.26
6Agosto	COMIBOL	5250.02	5231.84	4395.25	1.20	260
6Agosto	COMIBOL	5251.36	5231.35	4395.25	1.70	430
6Agosto	COMIBOL	5252.94	5230.77	4395.25	1.20	670
6Agosto	COMIBOL	5254.46	5230.22	4395.25	1.30	670
6Agosto	COMIBOL	5256.54	5229.46	4395.25	0.90	640
6Agosto	COMIBOL	5258.07	5228.91	4395.25	1.20	80
6Agosto	COMIBOL	5259.39	5228.43	4395.25	0.80	105
6Agosto	COMIBOL	5261.58	5227.65	4395.25	0.80	192
6Agosto	COMIBOL	5262.60	5227.28	4395.25	1.30	280
6Agosto	COMIBOL	5264.46	5226.61	4395.25	0.80	45
6Agosto	COMIBOL	5265.99	5226.07	4395.25	0.90	100
6Agosto	COMIBOL	5267.59	5225.55	4395.25	0.80	105
6Agosto	COMIBOL	5269.35	5224.99	4395.25	0.90	110
6Agosto	COMIBOL	5271.14	5224.40	4395.25	0.90	140
6Agosto	COMIBOL	5272.61	5223.94	4395.25	0.70	330
6Agosto	COMIBOL	5274.24	5223.57	4395.25	0.80	250
6Agosto	COMIBOL	5275.75	5223.17	4395.25	0.80	97
6Agosto	COMIBOL	5277.93	5222.46	4395.25	0.80	335
6Agosto	COMIBOL	5279.63	5221.90	4395.25	0.80	127
6Agosto	COMIBOL	5281.53	5221.28	4395.25	0.80	262
6Agosto	COMIBOL	5283.36	5220.69	4395.25	0.90	360
6Agosto	COMIBOL	5285.52	5220.06	4395.25	1.10	145
6Agosto	COMIBOL	5287.12	5219.59	4395.25	0.80	156
6Agosto	COMIBOL	5288.87	5219.08	4395.25	0.80	315
6Agosto	COMIBOL	5291.18	5218.40	4395.25	0.80	80
6Agosto	COMIBOL	5292.78	5217.93	4395.25	0.80	106
6Agosto	COMIBOL	5294.58	5217.23	4395.25	0.80	90
6Agosto	COMIBOL	5296.29	5216.46	4395.25	1.50	190
6Agosto	COMIBOL	5298.01	5215.68	4395.25	1.50	190
6Agosto	COMIBOL	5299.77	5214.88	4395.25	0.80	230			20.10
6Agosto	COMIBOL	5301.69	5214.01	4395.25	1.00	750			21.68
6Agosto	COMIBOL	5303.33	5213.27	4395.25	0.80	18			4.02

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	5305.05	5212.50	4395.25	0.90	60			6.10
6Agosto	COMIBOL	5307.14	5211.56	4395.25	0.80	30			6.43
6Agosto	COMIBOL	5308.68	5210.86	4395.25	1.00	50			4.26
6Agosto	COMIBOL	5310.40	5210.06	4395.25	1.40	180			8.30
6Agosto	COMIBOL	5312.37	5209.23	4395.25	1.20	230			6.38
6Agosto	COMIBOL	5314.44	5208.47	4395.25	0.80	340			1.58
6Agosto	COMIBOL	5315.99	5207.89	4395.25	1.00	170			1.80
6Agosto	COMIBOL	5317.48	5135.41	4510.38	0.80	14
6Agosto	COMIBOL	5317.98	5207.15	4395.25	0.80	340			1.40
6Agosto	COMIBOL	5319.23	5134.30	4510.38	0.80	3
6Agosto	COMIBOL	5319.96	5206.42	4395.25	0.80	60			30.10
6Agosto	COMIBOL	5321.10	5133.29	4510.38	0.80	12
6Agosto	COMIBOL	5321.82	5205.65	4395.25	0.80	410			2.25
6Agosto	COMIBOL	5322.85	5132.74	4510.38	0.80	9
6Agosto	COMIBOL	5323.16	5205.08	4395.25	0.80	390			15.94
6Agosto	COMIBOL	5324.84	5132.12	4510.38	0.80	3
6Agosto	COMIBOL	5326.02	5203.85	4395.25	1.20	380			12.30
6Agosto	COMIBOL	5326.83	5131.50	4510.38	0.80	77
6Agosto	COMIBOL	5327.54	5203.21	4395.25	1.00	1,030			3.97
6Agosto	COMIBOL	5328.63	5130.94	4510.38	0.80	4
6Agosto	COMIBOL	5329.11	5202.53	4395.25	1.90	1,080			10.65
6Agosto	COMIBOL	5330.58	5130.43	4510.38	0.80	9
6Agosto	COMIBOL	5330.80	5201.81	4395.25	0.80	170			0.30
6Agosto	COMIBOL	5332.45	5129.98	4510.38	0.80	212
6Agosto	COMIBOL	5332.64	5200.91	4395.25	0.80	200			0.14
6Agosto	COMIBOL	5334.44	5129.50	4510.38	0.80	14
6Agosto	COMIBOL	5334.60	5199.86	4395.25	0.80	360			12.30
6Agosto	COMIBOL	5336.25	5198.97	4395.25	0.80	1,030			3.71
6Agosto	COMIBOL	5336.30	5129.05	4510.38	0.80	16
6Agosto	COMIBOL	5338.15	5128.61	4510.38	0.80	188
6Agosto	COMIBOL	5338.18	5197.94	4395.25	0.80	910			8.60
6Agosto	COMIBOL	5339.88	5197.03	4395.25	0.80	180			0.30
6Agosto	COMIBOL	5340.39	5128.05	4510.38	1.10	290
6Agosto	COMIBOL	5341.78	5196.02	4395.25	0.87	319			6.30
6Agosto	COMIBOL	5342.16	5127.60	4510.38	0.80	200
6Agosto	COMIBOL	5343.36	5195.26	4395.25	0.80	570			10.20
6Agosto	COMIBOL	5344.20	5127.08	4510.38	0.80	36
6Agosto	COMIBOL	5345.32	5194.48	4395.25	0.80	440			9.47
6Agosto	COMIBOL	5347.38	5193.66	4395.25	0.80	220			20.77
6Agosto	COMIBOL	5349.02	5192.92	4395.25	0.80	805			17.10
6Agosto	COMIBOL	5350.63	5192.11	4395.25	0.80	60			10.31
6Agosto	COMIBOL	5352.63	5191.09	4395.25	0.80	600			31.40
6Agosto	COMIBOL	5354.40	5190.20	4395.25	0.80	530			10.10
6Agosto	COMIBOL	5355.90	5189.44	4395.25	0.80	20			0.16
6Agosto	COMIBOL	5357.54	5188.61	4395.25	1.00	30			0.44
6Agosto	COMIBOL	5359.11	5187.98	4395.25	0.95	210			15.20
6Agosto	COMIBOL	5361.10	5187.25	4395.25	1.30	480			13.97
6Agosto	COMIBOL	5363.04	5186.54	4395.25	2.00	320			26.60
6Agosto	COMIBOL	5364.62	5185.96	4395.25	2.00	920			3.60
6Agosto	COMIBOL	5366.64	5185.22	4395.25	1.40	630			26.50
6Agosto	COMIBOL	5368.16	5184.67	4395.25	0.80	10			11.17
6Agosto	COMIBOL	5369.94	5184.00	4395.25	0.80	150			19.62
6Agosto	COMIBOL	5372.04	5182.99	4395.25	0.90	200			23.80
6Agosto	COMIBOL	5373.39	5182.34	4395.25	0.85	200			16.80
6Agosto	COMIBOL	5375.26	5181.44	4395.25	0.80	23			2.68
6Agosto	COMIBOL	5377.34	5180.44	4395.25	0.80	157			2.45
6Agosto	COMIBOL	5378.80	5179.74	4395.25	1.80	140			1.07
6Agosto	COMIBOL	5380.22	5179.05	4395.25	0.80	25			1.00
6Agosto	COMIBOL	5382.39	5178.23	4395.25	0.80	205			8.81
6Agosto	COMIBOL	5384.04	5177.69	4395.25	0.80	616			11.22
6Agosto	COMIBOL	5385.69	5177.10	4395.25	0.80	750			30.10
6Agosto	COMIBOL	5387.92	5176.21	4395.25	0.90	1,230			30.50
6Agosto	COMIBOL	5389.49	5175.59	4395.25	0.70	785			16.12
6Agosto	COMIBOL	5391.48	5174.79	4395.25	0.80	1,125			9.10
6Agosto	COMIBOL	5393.65	5173.70	4395.25	0.80	930			10.50
6Agosto	COMIBOL	5395.59	5172.73	4395.25	0.90	2,060			21.50

Appendix C Channel Sampling Results

Vein	Sampling	X Co-ord.	Y Co-ord.	Z Co-ord.	Width (m)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
6Agosto	COMIBOL	5397.34	5171.86	4395.25	0.80	527			2.27
6Agosto	COMIBOL	5399.54	5170.76	4395.25	0.90	1,490			19.40
6Agosto	COMIBOL	5401.12	5169.97	4395.25	0.80	267			12.90
6Agosto	COMIBOL	5402.53	5169.23	4395.25	0.80	352			1.91
6Agosto	COMIBOL	5404.42	5168.21	4395.25	0.80	424			8.62
6Agosto	COMIBOL	5406.30	5167.19	4395.25	0.80	75			19.04
6Agosto	COMIBOL	5407.94	5166.31	4395.25	1.80	12			1.50
6Agosto	COMIBOL	5409.81	5165.29	4395.25	0.80	50			8.05
6Agosto	COMIBOL	5411.77	5164.23	4395.25	0.80	322			13.80
6Agosto	COMIBOL	5413.78	5163.08	4395.25	0.80	405			20.20
6Agosto	COMIBOL	5415.59	5161.75	4395.25	0.80	15			2.77
6Agosto	COMIBOL	5416.90	5160.81	4395.25	0.80	160			0.06
6Agosto	COMIBOL	5418.61	5159.56	4395.25	0.80	885			0.05
6Agosto	COMIBOL	5419.92	5115.89	4472.50	0.80	331
6Agosto	COMIBOL	5420.25	5157.74	4395.25	0.80	70			0.11
6Agosto	COMIBOL	5421.61	5156.61	4395.25	0.80	36			5.13
6Agosto	COMIBOL	5423.05	5155.71	4395.25	0.80	32			0.50
6Agosto	COMIBOL	5424.88	5154.56	4395.25	0.80	150			5.34
6Agosto	COMIBOL	5425.56	5125.29	4447.68	1.00	207
6Agosto	COMIBOL	5425.56	5125.29	4450.76	1.00	196
6Agosto	COMIBOL	5425.56	5125.29	4453.62	1.00	224
6Agosto	COMIBOL	5425.56	5125.29	4456.60	1.00	324
6Agosto	COMIBOL	5425.56	5125.29	4459.46	1.00	2,210
6Agosto	COMIBOL	5425.56	5125.29	4462.32	1.00	392
6Agosto	COMIBOL	5425.56	5125.29	4465.08	1.00	288
6Agosto	COMIBOL	5425.56	5125.29	4468.00	1.00	1,485
6Agosto	COMIBOL	5425.56	5125.29	4471.19	1.30	140
6Agosto	COMIBOL	5426.72	5153.41	4395.25	0.80	42			2.43
6Agosto	COMIBOL	5428.04	5152.58	4395.25	0.80	3			0.04
6Agosto	COMIBOL	5429.68	5151.56	4395.25	0.80	10			0.02
6Agosto	COMIBOL	5431.57	5150.36	4395.25	0.80	10			0.25
6Agosto	COMIBOL	5540.59	5078.04	4395.25	0.80	15			0.23
6Agosto	COMIBOL	5542.15	5077.02	4395.25	0.80	35			0.18
6Agosto	COMIBOL	5543.70	5076.01	4395.25	0.80	125			0.60
6Agosto	COMIBOL	5545.39	5074.91	4395.25	0.80	79			4.61
6Agosto	COMIBOL	5547.05	5073.81	4395.25	1.00	25			3.03
6Agosto	COMIBOL	5548.44	5072.91	4395.25	0.80	516			0.65
6Agosto	COMIBOL	5550.22	5071.76	4395.25	1.20	670			4.10
6Agosto	COMIBOL	5552.03	5070.59	4395.25	1.20	900			12.52
6Agosto	COMIBOL	5553.55	5069.61	4395.25	1.60	690			5.30
6Agosto	COMIBOL	5555.21	5068.54	4395.25	1.70	520			9.67
6Agosto	COMIBOL	5556.84	5067.49	4395.25	1.90	50			0.55
6Agosto	COMIBOL	5558.53	5066.55	4395.25	1.40	600			3.05
6Agosto	COMIBOL	5560.91	5065.48	4395.25	1.20	80			0.96
6Agosto	COMIBOL	5562.06	5065.06	4395.25	0.80	35			0.76
6Agosto	COMIBOL	5563.80	5064.48	4395.25	1.10	710			7.10
6Agosto	COMIBOL	5565.78	5063.82	4395.25	0.80	233			1.01
6Agosto	COMIBOL	5567.85	5063.13	4395.25	1.30	60			1.77
6Agosto	COMIBOL	5569.56	5062.56	4395.25	1.10	40			0.77
6Agosto	COMIBOL	5571.14	5062.03	4395.25	1.90	200			0.82
6Agosto	COMIBOL	5572.90	5061.45	4395.25	0.80	90			0.56
6Agosto	COMIBOL	5574.85	5060.80	4395.25	0.80	340			6.63
6Agosto	COMIBOL	5576.78	5060.16	4395.25	0.80	2,210			11.08
6Agosto	COMIBOL	5578.77	5059.50	4395.25	2.80	1,010			9.47
6Agosto	COMIBOL	5580.57	5058.89	4395.25	4.00	1,120			6.81
6Agosto	COMIBOL	5582.06	5058.40	4395.25	0.80	166			0.43
6Agosto	COMIBOL	5583.79	5057.77	4395.25	0.80	84			0.21
6Agosto	COMIBOL	5585.76	5056.85	4395.25	0.80	135			4.35
6Agosto	COMIBOL	5587.45	5056.06	4395.25	1.80	1,510			8.03
6Agosto	COMIBOL	5589.47	5055.12	4395.25	0.80	610			10.90

July 20, 2007	For Immediate Release

PAN AMERICAN SILVER FILES TECHNICAL REPORT
FOR SAN VICENTE MINE EXPANSION PROJECT
(all amounts in $US dollars unless otherwise stated)
VANCOUVER, BRITISH COLUMBIA – Pan American Silver Corp. (“Pan American”)(PAAS: NASDAQ; PAA: TSX) has today filed with the applicable Canadian securities regulatory authorities on SEDAR a Technical Report dated effective June 6, 2007 (the “Technical Report”) for a project to expand production capacity at its San Vicente silver-zinc mine located in the Department of Potosi, Bolivia (the “Project”). The Technical Report is available for viewing under the Company profile on SEDAR at www.sedar.com and on the Company’s website at www.panamericansilver.com.
Although the San Vicente mine derives revenues from copper production, the Company concluded, in the course of preparing the Technical Report, that there is insufficient data at this time to include copper as a mineral reserve or resource. As a result, the economic model used in the Technical Report for the purposes of estimating the internal rate of return (“IRR”) and capital payback for the Project does not incorporate revenues from anticipated copper production from the San Vicente mine. These revenues were originally included in estimates published in a press release issued by the Company on June 6, 2007.
Without incorporating any revenue from anticipated copper production, and using metal price assumptions of $9.00 per ounce silver and $2,100 per tonne zinc (other than for 2007 where $10.00 per ounce silver and $3000 per tonne zinc was assumed), the Technical Report concludes Pan American’s 95% interest in the San Vicente mine will provide an undiscounted after-tax cash flow of $50.9 million, generate an IRR of 22% and have a capital payback of 2.9 years. The Project economics estimated in the Technical Report differ from those presented in the Company’s June 6, 2007 press release, which included anticipated copper revenue based on a historical copper production head grade of 0.3%. The press release reported that Pan American’s 95% interest in the San Vicente mine would provide an undiscounted after tax value of approximately $64.8 million, generate an IRR of 26% and have a capital payback of 2.6 years.
Using current silver and zinc prices, and taking into account opportunities to incorporate undefined copper mineralization at current prices, the IRR and capital payback period for the Project should improve considerably.
Investors should rely solely on the economic information contained in the Technical Report when assessing the viability of the Project for their investment purposes. The Technical Report is prescribed by National Instrument 43-101 (“NI 43-101”) and includes a summary of the results of a number of engineering studies into the feasibility and economic returns of the Project, as well as information relating to the geology of the San Vicente property, the technical basis for the property’s reserve and resource estimates, and the capital and operating cost estimates for construction of a new plant and expanded mining infrastructure. The Technical Report has been prepared by and under the supervision of Martin G. Wafforn, P. Eng., Michael Steinmann, P. Geo., and Douglas K. Maxwell, P.E., each of whom is a qualified person as the term is defined in NI 43-101.
For further information, please contact:
Alexis Stewart, Director Corporate & Investor Relations
(604) 684-1175
astewart@panamericansilver.com
- end -
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS THIS PRESS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS PRESS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “SHOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO INTENDED EXPANSION PLANS AT SAN VICENTE, INCLUDING ESTIMATED CONSTRUCTION, MINING AND PRODUCTION SCHEDULES, THE ANTICIPATED CAPITAL AND ECONOMIC RETURNS OF SAN VICENTE, THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF ANTICIPATED SILVER AND GOLD PRODUCTION FROM SAN VICENTE.
STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, POLITICAL RISKS RELATING TO OPERATING IN BOLIVIA, INCLUDING RISKS RELATED TO THE EXPROPRIATION OF ASSETS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, LABOUR UNREST, ROAD BLOCKAGES, TAX INCREASES, THE FAILURE TO OBTAIN NECESSARY APPROVALS AND PERMITS FROM GOVERNMENTAL AUTHORITIES; RISKS RELATED TO THE ABILITY TO HIRE AND RETAIN EXPERIENCED SUPERVISORY STAFF, PARTICULARLY IN REMOTE LOCATIONS SUCH AS SAN VICENTE AND IN THE CURRENT COMPETITIVE ENVIRONMENT. FURTHER RISKS ARE RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, EXPOSURE TO FLUCTUATIONS IN THE LOCAL CURRENCY IN BOLIVIA, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, THE FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

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